Form 40-F
period 2001-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2002-05-20
CIK 16868

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 40-F

               [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

              [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2001

Commission File Number 1-2413


                       CANADIAN NATIONAL RAILWAY COMPANY
          -----------------------------------------------------------
          (Exact name of each registrant as specified in its charter)


       CANADA                      4011                     E.I. 980018609
------------------     ----------------------------       ----------------
(Province or other     (Primary Standard Industrial       (I.R.S. Employer
  jurisdiction of      Classification Code Number)      Identification Number)
  incorporation or
  organization)

                         935 de La Gauchetiere St. West
                               Montreal, Quebec
                                Canada H3B 2M9
   (Address and telephone number of Registrants' principal executive offices)

                       Canadian National Railway Company
                        935 de La Gauchetiere St. West
                               Montreal, Quebec
                                Canada H3B 2M9
                                (514) 399-2100
      (Name, address and telephone number of agent for service of process)

       Securities registered or to be registered pursuant
                          to Section 12(b) of the Act.

TITLE OF EACH CLASS       NAME OF EACH EXCHANGE ON WHICH REGISTERED
       None               None

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act.

                                      None

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.

               Debentures and Notes (Debt Securities) of Registrant

                 For annual reports, indicate by check mark the
                       information filed with this Form:

 [X] Annual information form            [ ] Audited annual financial statements

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

               [                                            ]

       Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                          Yes       No X

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                              Yes X           No
                                 ---            ---

                                  UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                                   SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf of the undersigned, thereto duly authorized.


Registrant:                           CANADIAN NATIONAL RAILWAY COMPANY

By:                                   /s/ Sean Finn
                                      ------------------------------------------
Name and Title:                       Senior Vice President, Chief Legal Officer
                                      and Corporate Secretary

Date:                                 May 20, 2002

                                      CN




                                      2001

                            ANNUAL INFORMATION FORM










                                 April 22, 2002

TABLE OF CONTENTS

ITEM                                                                        PAGE
----                                                                        ----

1  Incorporation...........................................................   1
   1.1   Incorporation of the Issuer.......................................   1
   1.2   Subsidiaries......................................................   1

2  General Development of the Business.....................................   2
   2.1   Overview..........................................................   2
   2.2   General Development of the Business Over the Last Three Years.....   2

3  Narrative Description of the Business...................................   5
   3.1   Divisional Organization...........................................   5
   3.2   Business Units....................................................   7
         3.2.1   Petroleum and Chemicals...................................   7
         3.2.2   Metals and Minerals.......................................   7
         3.2.3   Forest Products...........................................   8
         3.2.4   Coal......................................................   9
         3.2.5   Grain and Fertilizers.....................................   9
         3.2.6   Intermodal................................................   10
         3.2.7   Automotive................................................   10
   3.3   Technology........................................................   11
   3.4   Labour............................................................   12
   3.5   Facilities, Right-of-Way, Rolling Stock and Equipment.............   13
   3.6   Passenger Rail Services...........................................   16
   3.7   Safety............................................................   17
   3.8   Regulation........................................................   17
         3.8.1   Canadian Regulation.......................................   18
         3.8.2   CTA Review................................................   18
         3.8.3   U.S. Regulation...........................................   19
   3.9   Environmental Matters.............................................   19
         3.9.1   Canada....................................................   20
         3.9.2   United States.............................................   20
         3.9.3   Future Costs..............................................   21
   3.10  Legal.............................................................   22
         3.10.1  General...................................................   22
         3.10.2  Aboriginal Claims.........................................   23

4  Selected Consolidated Financial and Operating Data......................   24

   4.1   Selected Three-Year Annual Consolidated Financial Information.....   24
   4.2   Selected Two-Year Quarterly Consolidated Financial Information....   27
   4.3   Dividends.........................................................   27

TABLE OF CONTENTS

ITEM                                                                        PAGE
----                                                                        ----

5  Management's Discussion and Analysis of
   Financial Condition and Results of Operations...........................   28

6  Market for Securities...................................................   28

7  Directors and Executive Officers........................................   28
   7.1   Directors.........................................................   28
   7.2   Executive Officers................................................   28

8  Additional Information..................................................   29
   8.1   Executive Compensation; Financial Information.....................   29
   8.2   Undertaking to Provide Documents..................................   30
   8.3   Auditors' Report and Consolidated Financial Statements............   30
   8.4   Factors for Forward-Looking Information...........................   30

Exhibit A     Cautionary Statements........................................   32

Exhibit B     Facilities...................................................   37


---------

Documents incorporated by reference

                                              Part of Annual Information Form
Documents                                     in which incorporated by reference
---------                                     ----------------------------------

1.   Portions of the Company's 2001           Item 5
     Annual Report to shareholders for
     the year ended December 31, 2001.

2.   Portions of the Company's Notice of      Items 7 and 8
     2002 Annual and Special Meeting and
     Management Proxy Circular.

3.   Auditors' Report and Consolidated        Item 8.3
     Financial Statements.

ITEM 1 INCORPORATION

1.1  INCORPORATION OF THE ISSUER

Canadian National Railway Company ("CN" or the "Company") was incorporated in 1922 under a Special Act of the Parliament of Canada. CN's continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995. On November 9, 1995, CN filed Articles of Amendment in order to subdivide its outstanding Common Shares. As of November 28, 1995, CN ceased to be a Crown corporation. On April 17, 2002, CN filed Articles of Amendment in order to provide that shareholder meetings may be held at places in the United States.

The Company's registered and head office is located at 935 de La Gauchetiere Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is
(514) 399-5430.

All references herein to "dollars" or "$" are to Canadian dollars and all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles ("Canadian GAAP"), unless otherwise indicated.

The information in this Annual Information Form includes Wisconsin Central Transportation Corporation as of October 9, 2001, unless otherwise indicated.


1.2  SUBSIDIARIES

The following are CN's principal subsidiaries, all of which are wholly owned (directly or indirectly) and their jurisdiction of incorporation:

Name                                                                  Jurisdiction of
----                                                                  incorporation
                                                                      -------------
Grand Trunk Corporation............................................   Delaware
Grand Trunk Western Railroad Incorporated ("Grand Trunk Western")     Delaware
Illinois Central Corporation ("IC" or "Illinois Central") .........   Delaware
Illinois Central Railroad Company ("ICRR").........................   Illinois
Canadian National Railway Properties Inc...........................   Canada
Wisconsin Central Transportation Corporation ("WC")................   Delaware
Wisconsin Central Limited..........................................   Delaware

The financial statements of each of the above principal subsidiaries are consolidated with CN's financial statements.

ITEM 2  GENERAL DEVELOPMENT OF THE BUSINESS

2.1  OVERVIEW

As of December 31, 2001, CN operated approximately 11,900 route miles in eight Canadian provinces and 6,100 route miles in 15 U.S. states totaling approximately 18,000 route miles with principal routes to every major metropolitan area in Canada and to the major U.S. rail hubs of Buffalo, Detroit, Duluth/Superior, Minneapolis/St. Paul, Chicago, St. Louis, Jackson, Memphis, New Orleans and Baton Rouge. The Company is North America's only transcontinental railroad, and Canada's largest railroad serving all five major Canadian ports on the Atlantic and Pacific oceans and the Great Lakes as well as New Orleans on the Gulf of Mexico.

The Company's revenues derive from the movement of a diversified and balanced portfolio of goods. In 2001, no one business unit accounted for more than 21% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2001, 53% of revenues came from U.S. domestic and transborder traffic, 26% from Canadian domestic traffic, and 21% from international traffic.

CN originates more than 85% of traffic moving along its network. This allows the Company to capitalize on service advantages, and build on opportunities to efficiently use assets.


2.2  GENERAL DEVELOPMENT OF THE BUSINESS DURING THE LAST THREE YEARS

Measured by the operating ratio, excluding special charges, CN's performance has been the best in the industry since 1999. To maintain that position during the last three years, CN has focused on strategies to grow the business profitably. Profitable growth is driven by high-quality service that meets customer needs, and the relentless pursuit of productivity to contain and reduce the cost base. At CN, the ultimate goal is to achieve sustainable profitability, throughout the business cycle.

Growth

CN revenues have increased from a level of $3.9 billion in 1995, the year it was privatized, to $5.7 billion in 2001. This has resulted from a combination of organic growth and of well-executed acquisitions completed during the last three years.

CN's commitment to growth is at the centre of its value proposition. CN understands that the best way to increase shareholder value is to create value for its customers. With an intense focus on the needs of customers across industries and throughout North America, with an understanding of what matters most to them and why, CN strives to grow the business with existing customers, and to attract new business along its network.

A key driver of value for customers is the extension of their reach in the North American market. CN has been taking important steps in that regard through the implementation of alliances and arrangements with major players in the industry. In addition to the marketing alliance with Kansas City Southern Railway ("KCSR") signed in 1998, offering shippers the opportunity to access markets in the Southern U.S. and

Mexico, CN entered into arrangements with other carriers, for example with CSX Corporation (`'CSX") in May 2001, and Union Pacific Corporation ("UP") in September 2001. The CN-CSX deal offers shippers highly competitive, five-day service for coast-to-coast intermodal traffic moving, for example, between Vancouver and New York City. The CN-UP deal offers shippers a very competitive alternative to truck transportation for North American Free-Trade Agreement (`'NAFTA") traffic moving in and out of Mexico and south Texas.

The broader strategy of extending reach and providing seamless service to grow in the NAFTA market was launched with the acquisition of the Illinois Central in 1999. The flawless integration of the IC during the last three years was clearly acknowledged by the U.S. Surface Transportation Board ("STB"), following the first CN/IC merger oversight report in October 2000, and again in December 2001 when the STB decided to end the five-year oversight proceeding after two years.

In December 1999, CN and Burlington Northern Santa Fe Corporation ("BNSF") entered into an agreement providing for the combination of the two companies. On March 17, 2000, the STB issued a decision imposing a moratorium on further merger activities by large railroads until it had adopted new rules governing merger proceedings. On July 14, 2000 the Court of Appeal of the District of Columbia rendered its decision denying CN's petition for review and upholding the STB's moratorium. CN and BNSF then announced that their Boards of Directors had both voted to approve an immediate, mutual termination of the combination agreement.

In January 2001, CN and WC entered into a merger agreement (the "Merger") providing for the acquisition of WC for an acquisition cost of $1,297 million. The Merger was approved by WC shareholders at a special meeting on April 4, 2001. On April 9, 2001, CN and WC filed a common control application with the STB, seeking regulatory approval of the proposed Merger. On September 7, 2001, the STB approved the application, and CN took control of WC on October 9, 2001. CN is following the same process of step-by-step integration of WC, now CN's sixth and newest Division, as it successfully did with IC.

Service

The key to the creation of value for customers and the potential to grow is service. When CN introduced a new, comprehensive operating plan in the third quarter of 1998, the goal was to put the tools in place to deliver the quality and reliability that customers require. The plan was also geared towards developing the mindset and focus needed for disciplined and precise execution. Under the plan, CN runs regularly scheduled trains that leave at predetermined times resulting in more reliable car supply. This schedule provides customers the ability to better plan inventory levels, as they now know when shipments depart and arrive. The plan also significantly changes the way CN manages cars. Each car or container has a specific trip plan that fits into the design of the train schedule.

CN's success in the implementation of the operating plan is seen in the performance of traffic compared to the trip plans set for each shipment on each day, with a very tight window of compliance. By the end of 2001, trip compliance was over 90%, moving solidly towards the goal of at least 95% compliance across the system.

In addition to day-in, day-out reliability, an important dimension of service quality for some customers is speed. This is why, in July of 2000, CN created new expedited intermodal trains for transcontinental movements. The service between Toronto and Vancouver, for example, calls for fourth-morning delivery, allowing CN to offer truck-competitive quality to the more time-sensitive customers in the market.

For CN, service also entails ease to do business with and responding promptly to customer requests for information and for equipment. Major efforts have been and are being made in this regard, such as the emphasis on pro-active account management and the development of a product catalogue providing the sales force with the details of CN's service offering. An expanded local sales network is also in place to ensure a more effective interface with the customer base.

Productivity

CN's focus on profitable top-line growth implies a relentless pursuit of efficiency and productivity improvements in all aspects of the business and all corners of the organization. No opportunity to save is too small at CN. Being an asset-intensive business, one of CN's top priorities is to constantly improve asset utilization in the network and the yards.

The operating plan plays a central role in the pursuit of better asset utilization. It allows CN to improve the quality of service and the productivity of assets at the same time. In the three years since 1998, the productivity of locomotives, for example, measured in gross ton miles ("GTMs") per horsepower, increased a total of 40%. Trainload, measured in GTMs per train mile, improved 10%, while yard throughput (cars handled per yard switching hour) increased 30% during the three-year period.

Asset utilization and the containment of capital requirements are key components of durable financial performance. Another important avenue for that purpose is increased collaboration between railroads. CN's agreement with Canadian Pacific Railway Company ("CP") on "directional running" through the Fraser Canyon in western Canada is a powerful example of such collaboration. Under the 1999 agreement that covers a 155-mile stretch of track, both railroads run west-bound trains using the CN route and east-bound trains using CP routes. The result is improved utilization of track capacity and financial benefits to both railroads.

Productivity improvements are also being pursued through the implementation of cutting-edge information technology. In 1998, CN began to implement a new enterprise system with SAP, a powerful integrated software application. After the completion of the third phase of this implementation during 2002, CN will have replaced more than 70 fragmented mainframe component systems. An integrated solution allows CN to base management decisions on more timely and high quality information and identify savings opportunities to an extent that was not before possible.

Sustainable Profitability

CN's ultimate goal is to achieve sustainable financial health throughout the business cycle. This means generating solid earnings in good times and in bad, but also solid free cash flow, after payment of capital expenditures and dividends.

CN is an industry leader in free cash flow generation. In 2001, CN generated free cash flow of $443 million excluding the impact of the WC acquisition and the accounts receivable securitization program. The Company is constantly seeking ways to increase cash flow, through increased earnings, asset utilization, and control of working capital. Asset monetization is also a source of cash flow generation. For example, in early 2001, CN sold its interest in the Detroit River Tunnel Company.

Throughout 2001, CN focused on tight management of cash and, notwithstanding the slowing economy, was able to increase free cash flow generation.

ITEM 3  NARRATIVE DESCRIPTION OF THE BUSINESS

3.1  DIVISIONAL ORGANIZATION

Following the completion of CN's merger with IC and the full implementation of the operating plan, CN created five geographic divisions, each headed by a senior officer. These divisions are charged with the authority to meet local customer service needs, control costs, expand local accounts and develop new business from medium-sized shippers. To ensure the integrity of the CN network, company-wide control of operations and marketing remain at the corporate level. Following the acquisition of WC in 2001, the WC territory has been formed into CN's sixth operating division and named the Wisconsin Central Division.

The six divisions are described as follows:

o    Pacific Division

     The Pacific Division, headquartered in North Delta, near Vancouver, B.C., extends from the western Saskatchewan border to the ports of Vancouver and Prince Rupert on the Pacific Ocean. The Division operates approximately 2,900 route miles of track, serves the Port of Vancouver and is the exclusive rail link to Prince Rupert, the closest North American port to Asia. CN's Pacific Division carries bulk export commodities such as grain and fertilizers, coal and sulfur, as well as forest products and intermodal.

o    Prairie Division

     CN's Prairie Division, headquartered in Winnipeg, Manitoba, extends from the western Saskatchewan border east to Thunder Bay and Armstrong in northwestern Ontario. The Division operates approximately 4,400 route miles of track and delivers grain and grain products, coal and potash to the inland port of Thunder Bay to international and U.S. markets.

o    Eastern Canada Division

     The Eastern Canada Division, headquartered in Toronto, Ontario, extends east from Armstrong in northwestern Ontario to Halifax on the Atlantic Ocean, and from Chibougamau, Quebec south to the Ontario-Michigan border. The Division operates approximately 4,600 route miles of track and serves the ports of Montreal, Saint John, New Brunswick and Halifax. The principal commodities carried by the Division are automotive, intermodal, metals, chemicals and forest products.

o    Midwest Division

     The Midwest Division, headquartered in Homewood, Illinois, extends from Sioux City, Iowa and Omaha, Nebraska to Port Huron and Detroit, Michigan and Chicago, Illinois to St. Louis, Missouri. The Midwest Division operates approximately 2,100 route miles of track and is the link between the Eastern Canadian operations and the Gulf Division in the United States. Major commodities transported include grain and grain products, auto parts and finished automobiles, intermodal, iron and steel, chemicals, forest products and coal. With connections in Chicago and other locations with all North American Class 1 carriers, the CN Midwest Division serves as a critical link for products originating on and destined to the other five CN Divisions.

o    Gulf Division

     The Gulf Division, headquartered in Jackson, Mississippi, is the most southerly of the CN divisions extending from Centralia, Illinois south to New Orleans on the Gulf of Mexico. The Division operates approximately 1,600 route miles of track and serves the Gulf ports of Mobile and New Orleans and the river ports of Memphis and Baton Rouge. CN's Gulf Division transports petroleum and chemicals, grain, coal and fertilizers. The Division also serves intermodal customers as well as forest products customers. The Division interchanges traffic with KCSR at Jackson as part of the marketing alliance that provides CN customers access to Mexico and the U.S. Southwest.

o    Wisconsin Central Division

     The Wisconsin Central Division, headquartered in Rosemont, Illinois, is the newest of the CN divisions extending from International Falls just south of Fort Francis, Ontario to Chicago, Illinois and from Minneapolis and St. Paul, Minnesota to Sault Ste Marie, Michigan. The Division operates approximately 2,400 route miles of track and is the critical link between Western Canadian operations and the Midwest Division in the United States. The principal commodities carried by the Wisconsin Central Division are forest products and metals.

3.2   BUSINESS UNITS

In addition to its divisional structure described above, the Company has organized its business under seven units. The following table sets forth revenue and carload information by business unit for each of the years in the three-year period ended December 31, 2001, presented under U.S. generally accepted accounting principles:

                                  Rail Operating Revenues            Carloads           Freight Revenues per Carload
                                2001     2000      1999      2001     2000    1999      2001      2000      1999
                                ----     ----      ----      ----     ----    ----      ----      ----      ----

                                (In million $)               (In thousands)             (In $)
Petroleum and Chemicals         923      894       878       519      512     494       1,778     1,746     1,777

Metals and Minerals             458      392       398       287      256     266       1,596     1,531     1,496

Forest Products                 1,088    1,008     995       501      486     481       2,172     2,074     2,069

Coal                            338      328       402       517      528     558       654       621       720

Grain and Fertilizers           1,161    1,136     1,066     590      567     542       1,968     2,004     1,967

Intermodal                      969      919       810       1,103    1,121   994       879       820       815

Automotive                      520      559       483       304      326     310       1,711     1,715     1,558

Other                           195      192       204       n/a      n/a     n/a       n/a       n/a       n/a

                                ------------------------------------------------------
Total                           5,652    5,428     5,236     3,821    3,796   3,645     1,428     1,379     1,381


3.2.1      Petroleum and Chemicals

The Petroleum and Chemicals business unit is one of CN's steadily growing business units and includes a wide range of commodities. These can be divided into the following categories: chemicals, representing 47% of the business unit's revenues in 2001, and plastics, petroleum and gas products, 53%.

The primary markets for petroleum and chemical products are within North America, and business is closely correlated with the North American economy. Strength in the North American economy and rationalization of industrial production have resulted in increased rail-based business opportunities both in the Canadian and U.S. markets.

This business unit is a strong originator of traffic. CN has full access to northern Alberta, a major center for natural gas, feedstock and its derivatives, as well as access to all major Canadian plastic producers. The Company also enjoys access to the low-cost Louisiana petrochemical corridor between New Orleans and Baton Rouge. CN provides a highly efficient route to the large consuming areas in the Midwest and Northeast of the United States.

3.2.2      Metals and Minerals

The Metals and Minerals business unit comprises base metals (non-ferrous), steel, equipment and parts, and construction materials. CN's exclusive rail access to major mines and smelters makes it a transportation leader of copper, lead, zinc concentrates, refined metals and aluminium. Copper and zinc commodities, such as ores, concentrates and anodes are produced in northern Quebec, Ontario and Manitoba. From these locations, the commodities are shipped to refineries for further processing and then shipped to manufacturers of finished goods.

Major producers of steel primarily in Ontario and the U.S. Midwest ship their products throughout North America and Mexico. Such products are mainly used in the automotive and construction industries.

Construction materials are mainly made up of aggregates (stone and sand) and cement. These products are used in a variety of industries: construction, road building, glass making and oil industries, among others. CN enjoys good access to major cement producers and aggregate mines in Canada as well as in the U.S.

CN's traffic in the Metals and Minerals business unit is sensitive to fluctuations in the economy. CN serves a diversity of major industries along its network and has the most direct route to the Ports of New Orleans and Mobile from the Midwest, as well as an efficient route into Mexico via its marketing alliance with KCSR.

With the acquisition of WC, CN will be able to offer shippers an improved rail transportation option where shippers today select other modes to carry their product. Metals and minerals made up about a quarter of the total revenues of the former WC.

3.2.3      Forest Products

CN is the largest carrier of forest products in North America. CN has superior rail access to the western and eastern Canadian fibre producing regions, which are among the largest fibre source areas in North America. This geographic position is a significant factor in attracting new mills to locate on CN's network. With the north-south corridor between Chicago and New Orleans, CN can also take advantage of opportunities in the Southeastern U.S. The acquisition of WC has enabled CN to access 38 additional paper mills on the WC network.

The Forest Products business unit consists of three major commodity segments: lumber and panels accounted for 44% of the business unit's revenues in 2001, fibers, 28%, and paper, 28%. In 2001, approximately 34% of the revenues in this business unit originated from the unit's top five customers.

The key driver for newsprint is the amount of advertising lineage and overall economic conditions in the United States. Historically, the key driver for fiber (mainly wood pulp) has been the consumption of paper in Europe. Canadian producers of wood pulp have also been able to maintain or improve market share in the U.S. and Asia. Housing starts and renovation activities in the United States are the key drivers for lumber and panels traffic.

CN continues to hold a substantial share of the rail market for forest products in Canada. Although demand for forest products tends to be cyclical, CN's geographical advantages and product diversity tend to reduce the impact of market fluctuations.

3.2.4      Coal

CN's coal business consists of thermal and metallurgical grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in Eastern Canada. Canadian metallurgical coal is largely exported to steel makers in Japan and other Asian markets from three coal terminals in British Columbia. The closure of three Canadian mines served by CN in the year 2000 was primarily associated with significant international price declines for metallurgical coal as well as increased international competition from Australia, China and Russia. CN is constantly seeking market opportunities that would facilitate the reopening of any CN served facility.

In the United States, thermal coal composes the majority of coal movements for CN. Shipments of U.S. thermal coal are transported from mines served in southern Illinois or from western U.S. mines via interchange with other railroads to major utilities in the U.S. midwest. CN's origin base continues to shrink as more industrial receivers look to Powder River Basin (`'PRB") coal origination as their primary energy source. This is based on PRB's low sulfur content, which is more environmentally compliant. CN continues to work with local Illinois municipalities and coal mines served by CN to stabilize current volume, as well as promote and pursue initiatives with western coal transportation companies.


3.2.5    Grain and Fertilizers

This business unit depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. Of the grain traffic moved by CN in 2001, 67% originated in Canada, almost all in the west, and 33% on CN's network in the United States.

The grain segment consists of three primary commodities: food grains, mainly wheat, representing 40% of the grain segment's revenues in 2001; oilseeds and oilseed products (primarily canola seed, oil and meal), 31%; and feed grains (including barley and corn), 29%.

The vast majority of the grain produced in western Canada is exported. Production of grain in Canada varies considerably from year to year, affected primarily by weather conditions. Grain exports are highly volatile, reflecting the size of the crop produced, international market conditions and foreign government policy.

Most of the grain for export is moved to the ports of Vancouver, Prince Rupert or Thunder Bay. Both major Canadian railroads, CN and CP, operate branch lines and mainlines by which grain is moved from primary elevators to terminals at the ports of Vancouver and Thunder Bay. The port of Prince Rupert is served solely by CN. The principal markets for Canadian grain are in the Pacific Rim and in the Middle East.

In the U.S., most grain production is for domestic use. CN serves large grain processors in Illinois, Iowa, Tennessee, Mississippi and Louisiana. CN provides access to major grain export facilities on the Mississippi River and the Gulf of Mexico. CN market efficiency programs, utilizing dedicated train service, continues to grow year-over-year.

CN has an approximately 50% share of the Canadian rail market for nitrogen-based fertilizers with production centered primarily in western Canada. In addition CN serves the only phosphate facility in Canada. In the United States, CN serves producers of various fertilizer types including nitrogen solutions, ammonium nitrate, urea and phosphate fertilizers. CN handles the only phosphate rock move in Canada.

CN serves or has access to all major potash mines in Saskatchewan, the center for western Canadian production. CN also serves a major production facility on Canada's east coast. Virtually all Canadian potash moves by long haul rail to markets in the U.S. or overseas.


3.2.6      Intermodal

Intermodal has been a fast growing segment over the past few years and is a key growth driver for CN. No one customer accounted for more than 6% of the business unit's revenues in 2001, which characterizes the diversity of the business unit. This business unit comprises the following two product segments:

Domestic, which represented 58% of the business unit's revenues in 2001, includes domestic Canada, transborder and domestic U.S. traffic. The unit provides intermodal services through a number of channels in which services are retailed, directly to beneficial owners of freight, and wholesaled, to motor carriers, intermodal marketing companies, third party logistics companies, and other transportation intermediaries as warranted.

The Domestic segment is driven by consumer markets, and market growth is generally expected to be tied to the economy. The service is market driven and competition from the trucking industry is intense. The business unit's focus is to define its services as truck-like and hassle-free. To that end, several new products have been introduced in the domestic segment, including Roadrailer, expedited intermodal train service and marketing arrangements with CSX and UP.

International, which represented 42% of the business unit's revenues in 2001, transports import/export container business on behalf of ocean carrier companies. Within Canada, CN ships from/to the ports of Vancouver, Montreal, St. John and Halifax. In the United States, CN ships from/to the ports of New Orleans, Mobile and Gulfport and via rail connections at Chicago and Detroit to both the U.S. east and west coast ports. Key growth markets for the international segment have been between the ports of Halifax, Vancouver and Montreal and locations in the Midwest. Connections with other Class 1 railways in Chicago has further extended the reach of CN's international business into the U.S. Southeast.


3.2.7    Automotive

CN is a leading carrier of automotive products originating in southern Ontario and Michigan and moves finished vehicles and parts within Canada, the United States and in both directions across the border. CN is highly integrated into North American automotive production. The principal commodities within the automotive unit are finished vehicles, with 81% of the business unit's revenues in 2001, and automotive parts, with the remaining 19%. General Motors and Ford are the largest customers of the business unit, together representing 84% of the business unit's revenues in 2001. Vehicle traffic from other international manufacturers comprises most of the remaining 16%.

The automotive industry is closely tied to vehicle sales in Canada and the United States. CN's automotive business unit can access traffic from all the Canadian assembly plants and eight assembly plants in Michigan. Given CN's broad coverage, it is able to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points such as Chicago, Cincinnati and Buffalo. With the St. Clair Tunnel, CN has the most direct rail link from southern Ontario to the Chicago gateway, providing efficient service in this time-sensitive sector. With the integration of the IC network, CN is now able to offer single-line service through Chicago to a variety of other interchange locations for automotive traffic including Salem and East St-Louis IL, Memphis TN, and New Orleans LA. CN's marketing alliance with KCSR provides automotive customers, with single-line service between facilities in Canada and Mexico.

The St. Clair Tunnel is also the only direct cross-border rail link between central Canada and the Midwestern U.S. capable of serving the tallest multi-level vehicle carriers and providing maximum clearance for stacking vehicle frames. Service enhancement, customer satisfaction and damage-free delivery are top priorities for serving the automotive industry. This requires fast, reliable, just-in-time deliveries, high-quality service, and electronic data interchange bills of lading. The Automotive business unit is ISO certified for providing services to automotive customers.


3.3        TECHNOLOGY

CN runs a 7 days a week, 24 hours a day operation, servicing all of Canada and Central U.S. The infrastructure that supports CN's operations includes large central mainframe computers, and geographically distributed servers supporting process control and specialized applications, as well as standard PC workstations connected to Local Area Networks (LAN's). The LAN's and distributed servers are linked together with the central mainframes to form a system wide "Intranet". This Intranet, as well as the internal telephone network, railroad signals, and radio systems all share basic communications services on a company-owned, high capacity fiber network, supplemented with public facilities as required.

In 2001, the infrastructure was enhanced through the expansion of the fiber network and the upgrade of its LAN servers from Banyan to Windows 2000. The infrastructure was also expanded when CN acquired WC and integrated the two companies' voice and data telecommunication infrastructures.

In 2001, CN also successfully completed Phase II of its SAP project which integrated Illinois Central from an application perspective, as well as computerized systems and processes in the areas of Procurement, Payroll, Finance and Human Resource systems. This included implementation of ruggedized hand held device technology for field inventory reporting.

In the E-Business area, CN continued to deliver new web based functionality to its customers to facilitate ease of doing business. Enhanced shipment tracking, guaranteed car orders, tariffs on the web and electronic invoicing and collection were rolled out with many other new service offerings. Further investment was also made in its Customer Relationship Management (CRM) suite, allowing better order management and customer lead follow up support.

CN continued to invest in enhancing its railroad industry leading U.S. and Canadian Customs modules allowing timely, seamless inter border service even during the period of the September 11th tragedy. This period also saw CN further expand its comprehensive disaster recovery plan and make further investments into its already secure infrastructure.

To further enhance safety and efficiency, CN entered into negotiations with Siemens Transportation Systems, Inc. to undertake the re-writing of its train signaling and dispatch systems. This three year project will replace CN's aging dispatch systems with a state of the art system.

CN will continue to implement and leverage strategic investments in information technology that will help to improve CN's already industry leading practices in safety, reliability and customer service as it continues its drive to be North America's best railroad.

3.4        LABOUR

As of December 31, 2001, CN employed a total of approximately 15,500 employees in Canada.

Labour agreements with all Canadian unions expired on December 31, 2000. By April 2002, CN had achieved ratified settlements with bargaining units representing 98% of CN's Canadian unionized workforce. These agreements are generally for a three-year period effective until December 31, 2003.

As of December 31, 2001, CN employed a total of approximately 7,300 employees in the United States.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western ("GTW"), Duluth, Winnipeg and Pacific ("DWP"), ICRR and CCP Holdings, Inc. ("CCP") have bargained on a local basis rather than holding national, industry-wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railroads' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. CN's management believes the potential mutual benefits of local bargaining outweigh the risks.

As of April 2002, the Company had in place agreements with bargaining units representing approximately 60% of the unionized workforce at ICRR, 45% at GTW and DWP, 60% at CCP and 100% at WC. These agreements have various durations, ranging from the end of 2001 to the end of 2005. Several of these agreements will reopen in 2002.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached or until settlements are ratified, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.


3.5        FACILITIES, RIGHT-OF-WAY, ROLLING STOCK AND EQUIPMENT

Unless otherwise indicated, the following information excludes WC for years prior to 2001.

CN's main facilities are described in Exhibit B hereto.

As of December 31, 2001, CN operated the following track as part of its rail operations:

                                                           Jointly                  Trackage
                                               Owned        Owned       Leased       Rights     Total
                                              ---------   --------------------------------------------
                                                                        (miles)
Main track................................     17,736        169          12           605      18,522
Passing siding............................      1,689          4           -           109       1,802
Spurs, sidings and yard tracks............      7,615        102          20         1,559       9,296
                                              ---------   --------------------------------------------
Total.....................................     27,040        275          32         2,273      29,620

CN's entire rail network is standard gauge. As of December 31, 2001, 8,380 miles of main track had centralized traffic control. In addition, 1,289 track miles had automatic block signals.

The following table sets forth certain information with respect to CN's track for the last three years:

                                                        Year ended December 31
                                                        ------------------------
                                                        2001*     2000      1999
                                                        ------------------------

Rail (100 lbs. or heavier) laid or relaid..........     300       303       372
Ties installed (thousands).........................     773       820       906
*Excluding WC

Yards are located at various points along the lines, including large classification yards in Montreal, Quebec; Toronto, Ontario; Winnipeg, Manitoba; Vancouver, B.C.; Edmonton, Alberta; Battle Creek, Sault St. Marie, Michigan; Neenah, Fond du Lac and Steevens Point, Wisconsin, Centralia, Champaign and Markham, Illinois; Memphis, Tennessee and Jackson, Mississippi. Locomotive and freight car servicing and repair facilities are also located at various points on the network whereas heavy repair and rebuilding facilities are located in Winnipeg, Manitoba, Homewood and Centralia, Illinois and Fond du Lac, Wisconsin. In 1996 and 1997, agreements were signed with leading locomotive manufacturers to manage the maintenance of high-horsepower road locomotives assigned to the maintenance facilities in Toronto, Edmonton, Winnipeg and Vancouver. In 2000, the agreements for the maintenance facilities in Toronto and Edmonton were terminated by mutual agreement between the parties; however, the remaining agreements continue to perform very well.

The following table shows other relevant information for the last three years:

                                                        Year ended December 31
                                                        ------------------------------------------
                                                        2001(4)       2000         1999
                                                        ------------------------------------------
Locomotive availability.............................    92.9%         92.6%        92.5%
Car fleet availability..............................    94.1%         95.0%        (3)
Train accidents per million train miles(1)..........    1.9           2.1          2.2
Lost workdays due to injuries(2)....................    47,552        57,954       57,194

-----------------------
(1)  Based on U.S. Federal Railway Administration criteria.

(2) Based on U.S. Federal Railway Administration criteria. Includes lost time plus modified duty days.

(3)  Not available due to inconsistencies in measurement.

(4)  Excluding WC.


CN owned and leased the following units of railroad rolling stock as of December 31, 2001 (including WC):

                                                        Owned (1)      Leased (2)(3)   Total
                                                        -----------    -------------   -----------
Diesel locomotives
    Road...........................................     1,456          81              1,537
    Yard...........................................     450            -               450
                                                        -----------    -------------   -----------
    Total..........................................     1,906          81              1,987

Freight cars
    Box............................................     15,574         13,663          29,237
    Gondola........................................     6,356          3,238           9,594
    Hopper - open top..............................     1,276          3,602           4,878
    Hopper - covered...............................     16,347         10,997          27,344
    Flat - multilevel..............................     2,155          481             2,636
    Flat - other...................................     7,095          5,897           12,992
    Tank...........................................     35             153             35
    Other (4)......................................     3,923          892             4,815
                                                        -----------    -------------   -----------
     Sub-total Revenue Cars........................     52,761         38,923          91,531

Caboose/Passenger..................................     166            24              190
Work equipment cars................................     3,960          7               3,967
                                                        -----------    -------------   -----------

Total freight cars.................................     56,887         38,801          95,688

----------------------------

(1)  Includes units under capital leases.

(2)  Includes long-term and short-term leases.

(3) Includes 410 coal gondolas and 8,911 grain hopper cars assigned to the Company by the customer and Government of Canada, respectively.

(4) "Other" revenue cars includes ballast cars which are classified as revenue cars for such potential use and refrigerator cars plus cars pending sale or disposal.

The Company expects to meet service demands with improved car management utilization while continuing to optimize the number of cars in its fleet. Refurbishing of bad order cars generally will continue to precede acquisition of new cars of the same type.

The following table details, for the years listed, the acquisitions and retirements of equipment used in CN's rail operations. Acquisitions include equipment financed under capital leases, grain and coal cars owned by others but assigned to CN as well as second-hand equipment and remanufactures of equipment. Retirements relate solely to owned equipment. Although the Company's strategy involves increased utilization of its fleet, the Company continues to selectively acquire new cars to meet the demands of specific markets.

                                       Year ended December 31
                                       ------------------------------------
                                       2001*       2000        1999
                                       ----------- ----------- ------------
Acquisitions
    Locomotives...................     -           40          64
    Freight cars..................     1,287       2,508       3,257

Retirements
    Locomotives...................     103         183         173
    Freight cars..................     1,731       2,008       1,351
*Excluding WC.

During 2001, CN took ownership of 19 previously leased units to provide better fleet management. These units were part of a 65 locomotive split lease arrangement with KCSR. During 2001, CN also negotiated the purchase of 60 General Electric Dash 9 (4,400 horsepower) locomotives with deliveries scheduled to begin in late 2002. As part of the agreement CN also holds options on a further 30 locomotives for delivery in 2003 if exercised.

With the acquisition of WC, CN acquired a fleet of 243 locomotives. Through cascading of other surplus locomotives and implementation of new operating efficiencies, 61 of these locomotives were retired prior to year-end 2001.

The expected useful life of new locomotives, depending on horsepower and use, ranges from 20 to 40 years. Remanufacture can add up to 25 years for certain uses. The expected useful life of new freight cars is 40 years. A used car can be rebuilt but no car can be used under applicable regulations if it is older than 50 years.

The average age of equipment in CN's operations as at December 31, 2001 was
17.4 years for locomotives (based on a Canadian definition which assumes the age is reset upon remanufacture) and 24.0 years for freight cars.

The Company believes that its rail network and equipment are maintained adequately and that no significant rehabilitation is required to accommodate increased volume. The Company maintains insurance coverage for its rail and non-rail operations, which the Company believes, is comparable in terms of amounts and coverage to that maintained by other major railroads in North America.

The following table shows the capital and maintenance expenditures (excluding depreciation and rent but including labour and materials) of CN for the years indicated:

                                                                Year ended December 31
                                                      ------------------------------------------
                                                      2001            2000           1999
                                                      ------------------------------------------
                                                      (in million $)
Capital expenditures
    Roadway.....................................      541             532            511
    Equipment...................................      120             224            455
                                                      ------------    -----------    -----------
    Total.......................................      661             756            966
Maintenance
    Roadway.....................................      571             555            630
    Equipment...................................      516             495            446
                                                      ------------    -----------    -----------
    Total.......................................      1,087           1,050          1,076


3.6    PASSENGER RAIL SERVICES

Inter-city passenger trains in Canada are operated by VIA Rail Canada Inc. ("VIA"), a corporation owned by the Government of Canada. CN provides the roadbed and related facilities and services for operations of these trains under commercial contracts. In anticipation of CN's ceasing to be owned by the Government of Canada in November 1995, CN and VIA agreed to review existing agreements. As a result, CN entered into new agreements with VIA on an arm's-length, commercial and fair basis to continue arrangements with regard to facilities and services that were integral to VIA's operations. CN also provides certain commuter train services in Montreal, Quebec and Toronto, Ontario under contract with transit authorities. In addition CN provides access to several seasonal tour operations. Total collectable revenues attributable to passenger train services and associated services amounted to $112.1 million in 2001. CN's passenger service operations contribute to its operating income.

Inter-city passenger trains in the United States are operated by the National Railroad Passenger Corporation (AMTRAK), a corporation subsidized by the federal government. IC provided roadbed and ancillary facilities under an Operating Agreement dated February 1, 1995. Operating expenses reimbursements attributable to AMTRAK service in 2001 was about US$2.4 million on IC and another US$0.3 million on Grand Trunk Western.

METRA is the commuter rail division of the six County Regional Transportation Authority in northeastern Illinois. IC allows METRA to operate six commuter trains per day over its track between Chicago and Joliet, Illinois under running rights agreement.

3.7    SAFETY

In 2001, CN improved its train accident ratio to 2.0 per million train miles, using the U.S. Federal Railway Administration ("FRA") reporting basis. This was an improvement versus the 2000 performance of 2.1, which extended CN's leadership as compared to other U.S. class 1 railroads.

In 2001, CN achieved a major improvement in personal injuries. An FRA ratio of
4.4 per 200,000 person hours was achieved in 2001, which represents a 20% reduction versus the 2000 ratio of 5.5.

The Company has reinforced its ongoing commitment to safety by elaborating a systematic safety action plan with the active involvement of all its Divisions. The safety plan encompasses people, process and equipment while leveraging on the active participation of supervisors and health and safety committees to focus on prevention. A significant component of CN's safety plan involves the implementation of Best Safety Practices, which represent the most effective means of minimizing risk developed by CN's six Divisions and through industry benchmarking.

Substantial investments were made in training as well as equipment wayside detection where the distance between hot box detectors is being reduced from 25 to 15 miles on key corridors. The acquisition of wheel profile detectors and additional wheel impact detectors is expected to further minimize the risk of rail accidents.

CN successfully achieved Responsible Care(R) certification in Canada following a formal review by the Canadian Chemical Producers Association. CN is a leader in this domain, being the first Canadian railway to achieve certification. The Responsible Care(R) initiative will continue to be actively progressed in the United States with the objective of continuously improving in the areas of health and safety, environment and community outreach. The recently refurbished CN 911 tank car will continue to be used along the entire CN network for training employees and others involved in emergency response. The recently produced video, Responsible Care(R) and CN - Thinking globally and acting locally, describes what the program means to CN and how it benefits all the Company's stakeholders i.e. customers, employees, the public, and shareholders.

The successful implementation of the safety integration plan for the IC merger was concluded in 2001 with the FRA praising it as a model document for the industry. A similar safety integration plan was prepared and implemented for the WC acquisition.


3.8      REGULATION

The Company's rail operations in Canada are subject to regulation as to (1) rate setting and network rationalization by the Canadian Transportation Agency (the "Agency") under the Canada Transportation Act (Canada) (the "CTA"), and
(2) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (the "STB", successor to the Interstate Commerce Commission) and the FRA.

3.8.1      Canadian Regulation

The CTA gives the railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions aimed at protecting shippers. These shipper protections include inter alia interswitching, final offer arbitration and competitive line rates. Pursuant to interswitching provisions, all shippers within 30 km (approximately 19 miles) of an interchange between two federally regulated railroads have access to both. Final offer arbitration is used in cases of rate disputes between a shipper and railroad and involves the selection by an arbitrator of either the shipper's or the carrier's rate offer. Competitive line rate provisions can be invoked to require an originating railroad with sole rail access to a shipper to issue a rate covering the movement to the nearest junction with another railroad according to predetermined formulae.

The CTA permits confidential contracts. Furthermore, railroads are subject to common carrier obligations for their services and, in case of breach, shippers may seek redress from the Agency. However, these shipper protections, except for final offer arbitration, are subject to the requirement for the applicant to demonstrate that the shipper would suffer "substantial commercial harm" if the Agency did not intervene.

The CTA encourages the sale of lines to short-line operators and facilitates abandonment. The railroads are required to publish a three-year plan for sales and abandonments. For abandonment, the line must be advertised as being for sale to the public and, if no interest is shown, offered specifically for sale to applicable federal, provincial and municipal governments. The entire process is intended to take at most nine months. Legislation currently in force in the provinces of British Columbia and Saskatchewan requires a corporation's successor by merger or purchase of assets to assume the predecessor's labor arrangements. These "successor rights" therefore limit the Company's ability to dispose of routes to intraprovincial short-line operators in such provinces. The Company has considered provincial successor rights legislation in identifying routes for rationalization.

The Company's operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labour regulations, which are broadly similar in Canada compared with U.S. regulations.

3.8.2      CTA Review

Periodically, there is a comprehensive review of the effectiveness of the Canada Transportation Act (Canada), and other statutes related to the economic regulation of transportation. A five-member Review Panel was established in June 2000 to conduct the review through research and consultations with purchasers and suppliers of transportation services and other parties. The Review Panel issued an interim report in December 2000 and a final report, including recommendations, to the federal Minister of Transport on July 1, 2001. This review revisits many important issues for CN, including forced access, competitive access rates, and fiscal equity across modes of transportation. Since then, the Minister of Transport has launched a broad consultation process, commonly referred to as the "Blueprint Process" which, combined with the review considerations, may result in legislative proposals in the Fall of 2002 or the Spring of 2003.

3.8.3     U.S. Regulation

The STB has jurisdiction over, among other things, certain rates charged by rail carriers for traffic movements, service levels, car rental payments and issuance or guarantees of railroad securities. It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad's traffic or facilities, extension or abandonment of rail lines, consolidation, merger or acquisition of control of rail common carriers and of other carriers by rail, and labour protection provisions in connection with the foregoing. Its power to exercise its jurisdiction is limited in certain circumstances. The FRA has jurisdiction over railroad safety and equipment standards. State and local regulatory agencies also have jurisdiction over certain local safety and operating matters and these agencies are becoming more aggressive in their exercise of jurisdiction. State legislatures recently have also enacted new laws that are intended to regulate railroads more extensively.

Government regulation of the railroad industry is a significant determinant of the competitiveness and profitability of railroads. Deregulation of certain rates and services under the Staggers Rail Act of 1980 (the "Staggers Act") has substantially increased the flexibility of railroads to respond to market forces, while the deregulated environment has resulted in highly competitive and steadily decreasing rates. Various interests have sought and continue to seek reimposition of government controls on the railroad industry in areas deregulated in whole or in part by the Staggers Act. Additional regulation, changes in regulation and re-regulation of the industry through legislative, administrative, judicial or other action could materially affect the Company. Following an extended review, the Surface Transportation Board in June 2001 issued new regulations governing mergers between Class 1 Railroads. CN had recommended higher public interest standards for mergers and the new regulations effectively raised the bar for the quality of customer service in all future major railroad mergers. The Board also agreed with CN that U.S.-based railroads would be treated the same as foreign-headquartered railroads under its merger rules.


3.9      ENVIRONMENTAL MATTERS

The Company's operations in Canada and the United States are subject to extensive federal, provincial, state and municipal regulation under environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and aboveground storage tanks, and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations, real estate ownership, operation or control and other commercial activities of the Company with respect to both current and past operations.

Federal, provincial, state and local authorities continue to be increasingly active in the area of environmental legislation and its enforcement. The new regulations and active intervention by those different levels of government can be expected to affect the Company in the future and may increase the Company's future environmental costs. In addition, the Company's ongoing efforts to identify and address potential environmental concerns that may be associated with many of its properties may result in the identification of additional environmental costs and liabilities. As a result of all of the foregoing, the Company has in the past and will in the future continue to make substantial expenditures relating to environmental compliance issues and to the assessment and remediation of environmental conditions on its rail and general real estate properties and properties previously owned or operated by the Company. The insurance policies maintained by the Company have environmental exclusions; however, the Company does have coverage for discharges of an accidental and sudden nature.

3.9.1      Canada

In addition to the general areas of potential liability discussed above, there are specific environmental concerns relating to Canada. In Canada, environmental legislation can be adopted by both federal and provincial governments, in their respective spheres of competence. The Company has operated the larger of Canada's two principal railways since the incorporation of the Company in 1922. Because of the nature of the operations of the Company, the date from which such operations began and the constitutional distribution of powers between the federal and provincial governments, some parts of federal, provincial and municipal environmental legislation may not be applicable in all circumstances to the railway operations of the Company or, in some instances, for various reasons, to its real estate.

In Canada, the matter of environmental permits for the Company is complex because of an overlap between federal and provincial jurisdictions. When projects require approval by federal regulatory authorities, environmental impact assessments are undertaken in accordance with federal requirements. Provincial and municipal environmental legislation may be applicable to railway activities if such legislation does not aim to regulate the management or operations of railways. Therefore, the Company does not apply systematically for provincial, municipal or local environmental permits for its railway operations in Canada except (i) where obtaining and complying with such permits would not interfere with the operations or management of its railway activities, (ii) where permitting issues were primarily of a provincial, municipal or local nature, (iii) where the Company or the governmental authority thought it was necessary to obtain such permits to continue minor aspects of its railway operations or maintenance, or (iv) where the absence of a permit may affect a third party (such as a customer or a supplier). Because of multiple jurisdictions involved and the extensive provincial legislative authority to regulate environmental matters, there can be no assurance that additional provincial, municipal or local environmental permits will not be required in the future. The Company may incur additional expenses or changes in its operations if such additional permits would be required in the future.

3.9.2      United States

In addition to the general areas of potential liability discussed above, the Company may incur other environmental liabilities with respect to its United States operations. The U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and similar state laws (known as state Superfund laws) impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site and persons that arranged for the disposal or treatment of hazardous substances. Liability is imposed on a joint and several basis, which means one Company could be held responsible for all costs even if other parties contributed to the contamination. In addition, other potentially responsible parties, adjacent landowners or other third parties, may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws.

     The Company owns or previously owned or has been named as a potentially responsible party ("PRP") by virtue of its activities with respect to certain properties that are the subject of claims by the federal government or by a state under CERCLA or a state Superfund statute. The Company currently is aware of one site that potentially involves future estimated costs to the Company for environmental matters in excess of US$5 million.

The Company has contributed approximately US$10 million towards a trust fund that the Company, along with approximately thirty other PRPs, established in order to pay the remediation costs at the portion of the site operated by Thomas Solvent pursuant to a Record of Decision ("ROD") issued by the EPA dated June 1991. There is no indication at this time that the Company will be required to make any additional contribution with respect to this portion of the site.

3.9.3      Future Costs

The Company's total costs for environmental matters cannot be predicted with certainty due to, among other things, the various issues described above, and incomplete technical information concerning environmental conditions at many sites and changing regulatory requirements. The Company regularly reviews potential environmental costs and liabilities which might be incurred by the Company in either Canada or the United States as a result of the Company's ongoing review of environmental matters or due to the various environmental regulations and issues described above. This review focuses on identifying and estimating potential costs and liabilities that the Company believes are likely to be incurred in the next five years to comply with environmental laws and to contain migration of contamination or, at selected sites, to remedy contamination. The review is limited to the five-year period as this is the time frame within which the Company believes it is reasonable to anticipate the incurrence of environmental liabilities and to estimate potential costs based on currently known information and the current status of legal and technical issues relating to the types of clean-up that may be required or performed.

Based on its review, the Company estimates that capital expenditures for compliance and clean-up costs relating to environmental matters is expected to be similar to that of previous years. The Company also anticipates that it will incur up to approximately $112 million in additional remediation costs relating to environmental matters within the next five years and has made provisions relating to these remediation costs. In addition, the Company expects to incur other expenses, which may be considered environmental costs. Such other costs, however, are inextricably intertwined in the Company's operational budget and are not accounted for separately.

The Company has accrued for environmental matters with respect to compliance costs and operating and non-operating properties, as well as for certain properties previously sold, based on the costs estimated to be incurred when such costs are likely to occur and when amounts (or at least a minimum amount) can be estimated based on available information. To date, the Company's ongoing efforts to identify and address potential environmental concerns that may be associated with its properties or other events may lead to future environmental investigations which may result in the identification of additional environmental costs and liabilities. Due to the lack of technical information available with respect to specific sites, the absence of any governmental or third party orders or claims with respect to particular sites, the potential for development of new laws and remediation technologies and uncertainty regarding the timing of the work and the ability to recover costs from any third parties, the probability of particular additional liabilities occurring, the likelihood of any such additional costs being incurred or whether such costs would be material to the Company cannot be determined at this time and therefore no provisions have been made with respect to environmental matters which might arise during any period beyond the next five years. Therefore, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs. However, the Company believes, based on current information, that environmental matters will not have a material adverse effect on the Company's financial condition or competitive position.


3.10     LEGAL

3.10.1    General

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims, damage to property and environmental matters. The Company maintains, and regularly updates on a case-by-case basis, casualty provisions for such items when the expected loss is both probable and can be reasonably estimated. Although the Company considers such provisions to be adequate for these matters, the final outcome with respect to actions outstanding or pending at March 31, 2002, or future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Work-related injuries to employees, including occupational related claims, are a significant expense for the railroad industry in the United States. Employees of the Company in the United States are compensated according to the provisions of the Federal Employers' Liability Act (FELA). Consistent with the case-by-case approach, the Company does not accrue a provision for unasserted occupational related claims, as they are not reasonably estimable. In view of the Company's increasing expansion in the United States, and the increase in the number of occupational claims over the past several years, the Company will work with an independent actuarial firm over the next few months and consider the results of an actuarial based approach to evaluate the sufficiency of its provision for all occupational related claims in the United States. Any change in the estimated liability would be accounted for as a change in accounting estimate and recorded in the results of operations.

3.10.2     Aboriginal Claims

CN and its predecessor companies have acquired lands throughout Canada from the Crown, including certain lands contained in aboriginal reserves. A portion of the Company's network, primarily in British Columbia, is currently operated on these lands.

The Company believes that it possesses unrestricted and absolute title to lands acquired out of aboriginal reserves, but, in recent years, some aboriginal bands have claimed a continuing legal interest in such lands and they allege this interest prohibits the Company from disposing of the lands when they are no longer needed for railway purposes, except by allowing them to revert to the Crown for the benefit of aboriginals. This issue is one which will ultimately be decided by the courts, but regardless of the outcome, there is no perceived material adverse effect as the right of the Company to continue to occupy and operate over such lands is not being called into question.

As the issues surrounding aboriginal claims are complex and involve not only private interests but fiduciary and other obligations of the Government of Canada, CN has agreed with the Government not to sell or otherwise dispose of land which is not essential to its rail operations and which is located in or adjacent to an aboriginal reserve, unless each of CN and the Government are satisfied there is no legitimate aboriginal claim with respect to such land. In addition, CN has agreed to convey to the Government, for no consideration, any land not integral to its rail operations which may be necessary to settle legitimate aboriginal claims with respect to such land, or lands which were formerly reserve lands and which have become non-rail assets. The Government of Canada, on its part, has agreed that it will provide the necessary compensation for settlement of legitimate aboriginal claims which would otherwise result in CN having to relinquish land essential to its rail network, unless such claims arise out of or are substantially based upon wilful, known, negligent or fraudulent acts or omissions of CN which adversely affected the rights or interests of aboriginal people.

ITEM 4    SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

4.1    SELECTED THREE-YEAR ANNUAL CONSOLIDATED FINANCIAL INFORMATION

The selected financial data presented below for each of the years in the three-year period ended and as of December 31, 2001 under both Canadian generally accepted accounting principles ("Canadian GAAP") and United States generally accepted accounting principles ("U.S. GAAP") were derived from the consolidated financial statements incorporated by reference herein, which have been audited by KPMG LLP, independent auditors, for the years 2001, 2000 and 1999. Unless otherwise indicated, the financial data is presented on the basis of Canadian GAAP.

                                                                         Year ended December 31
                                                              -------------------------------------------
                                                              2001(2)    2001 (3)   2000        1999
                                                              pro forma
                                                              -------------------------------------------
                                                                  (in million $, except per share data)
Canadian GAAP(1)

Income Statement Data:
    Rail Operations
      Revenues............................................    6,090      5,652      5,446       5,261
      Operating expenses (excluding special charge)(4)....    4,515      4,188      4,061       4,028
      Special charge(5)...................................    98         98         ---         ---
      Operating income....................................    1,477      1,366      1,385       1,233
    Interest expense......................................    392        312        295         308
    Other income(6).......................................    89         65         126         48
Net income(6).............................................    763        727        774         603

    Basic earnings per share(6)
      Net income..........................................    $3.91      $3.72      $3.91       $3.03
    Diluted earnings per share(6)
      Net income..........................................    $3.80      $3.62      $3.82       $2.98
    Dividend declared per share...........................    $0.78      $0.78      $0.70       $0.60

Balance Sheet Data (at end of period) (6):
    Cash and cash equivalents.............................               53         19          307
    Total assets..........................................               18,788     15,119      14,678
    Long-term debt (excluding current portion)............               5,764      3,886       3,961
    Shareholders' equity..................................               6,361      5,639       5,445

U.S. GAAP

Income Statement Data:
    Rail Operations
      Revenues............................................    6,090      5,652      5,428       5,236
      Operating expenses (excluding special charge)(4)....    4,175      3,872      3,780       3,769
      Special charge(5)...................................    98         98         ---         ---
      Operating income....................................    1,817      1,682      1,648       1,467
      Interest expense....................................    407        327        311         314
      Other income........................................    89         65         136         55
      Income before cumulative effect of changes in
      accounting policy...................................    1,090      1,040      937         746
      Cumulative  effect of changes in accounting policy
      (net of applicable income taxes)....................    ---        ---        ---         5
      Net Income..........................................    1,090      1,040      937         751
    Basic earnings per share
      Income before cumulative effect of changes in
      accounting policy...................................    $5.67      $5.41      $4.81       $3.78
      Net income..........................................    $5.67      $5.41      $4.81       $3.81

    Diluted earnings per share
      Income before cumulative effect of changes in
      accounting policy...................................    $5.48      $5.23      $4.67       $3.71
      Net income..........................................    $5.48      $5.23      $4.67       $3.74

Balance Sheet Data (at end of period):
    Cash and cash equivalents.............................               53         15          305
    Total assets..........................................               21,223     17,314      16,430
    Long-term debt (excluding current portion and
       including convertible preferred securities)........               6,130      4,231       4,282
    Shareholders' equity..................................               7,488      6,598       6,122

------------------

(1) The Company's consolidated financial statements, from which the data is derived, are prepared on the basis of Canadian GAAP, which are different in some respects from U.S. GAAP, principally in the treatment of track replacement costs, expenditures for bridges and other structures and freight cars, stock-based compensation, derivative instruments and convertible preferred securities.

(2) 2001 calculated on a pro forma basis assuming the acquisition of Wisconsin Central Transportation Corporation (WC) occurred on January 1, 2001.

(3)  The 2001 figures include WC from October 9, 2001.

(4) Included in operating expenses is depreciation and amortization expense. The Company follows the group method of depreciation and, as such, conducts comprehensive depreciation studies generally every three years to assess the reasonableness of the lives of properties based upon current information, including actual results of prior years. In 2001, such a study was conducted for the Company's Canadian properties. Under U.S. GAAP, the study revealed that estimated depreciable lives for certain asset types had increased, and therefore, those asset lives have been extended prospectively. The current year adjustment resulted in a reduction to depreciation and amortization expense of $44 million. Under Canadian GAAP, the study did not have a significant effect on depreciation expense as the benefit of increased depreciation lives was offset by deficiencies in certain accumulated depreciation balances.

(5) The Company recorded a charge of $98 million, $62 million after tax in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 with the remainder planned to be completed by the end of 2002). The charge included severance and other payments to be made to affected employees.

(6) Restated to conform to the amended recommendations of the Canadian Institute of Chartered Accountants' Section 1650 `'Foreign Currency Translation", which required retroactive restatement of all prior period financial data presented.


                                                                         Year ended December 31
                                                              --------------------------------------------
                                                              2001 (5)    2001       2000       1999
                                                              pro forma   (6)
                                                              --------------------------------------------
Operating Data:
Operating ratio (excluding special charge)(1)
   Canadian GAAP (in %)...................................    74.1        74.1       74.6       76.6
   U.S. GAAP (in %).......................................    68.6        68.5       69.6       72.0
Operating ratio (including special charge)(1)
   Canadian GAAP (in %)...................................    75.7        75.8       74.6       76.6
   U.S. GAAP (in %).......................................    70.2        70.2       69.6       72.0
Total carloads (thousands)................................    4,184       3,821      3,796      3,645
Revenue ton miles of freight traffic(2) (millions)........    161,278     153,095    149,557    143,613
Freight revenue per revenue ton mile(3) (cents)...........    3.65        3.56       3.50       3.50
Active railway employees at period end(4).................    22,868      22,868     21,378     21,563
Revenue ton miles per employee at period end (thousand)...    7,053       6,695      6,996      6,660
Carloads per employee at period end.......................    183.0       167.1      177.6      169.0
Freight revenue per employee at period end (thousand $)...    257.5       238.6      244.9      233.4
Fuel consumption (millions of liters).....................    1,409       1,328      1,292      1,250
Average fuel price
    (Cdn $ per liter).....................................    0.36        0.36       0.33       0.23
    (Cdn $ per U.S. gallon)...............................    1.36        1.35       1.24       0.87
Average length of haul (miles)............................    597         628        628        611

Route-miles at period end.................................    17,986      17,986     15,532     15,777
Track miles at period end.................................    29,620      29,620     26,931     27,446

------------------

(1) Operating ratio represents total rail operating expenses as a percentage of total rail revenues. The operating ratio is a measure of operating performance commonly disclosed in the railroad industry that provides a useful basis for year-over-year comparison.

(2) Revenue ton miles represents the product of the weight of freight carried for hire and the miles such freight traveled (including across another railroad's trackage pursuant to a haulage agreement).

(3) Freight revenue per revenue ton mile represents freight revenues divided by revenue ton miles.

(4) Excludes non-productive rail employees (employees on employment security status, furlough board, non-essential brakemen and employees on leave of absence) and those employed in non-rail units of the Company. Includes temporary employees. The number of employees as at December 31 takes into account the usual decrease in seasonal employees during the winter months.

(5) 2001 calculated on a pro forma basis assuming the acquisition of Wisconsin Central Transportation Corporation (WC) occurred on January 1,2001.

(6)  The 2001 figures include WC from October 9, 2001.

4.2    SELECTED TWO-YEAR QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

                                                                          2001
                                                ----------------------------------------------------------
                                                First           Second         Third           Fourth
                                                Quarter         Quarter        Quarter         Quarter
                                                ------------    ------------   -----------     -----------
                                                    (Unaudited, in million $, except per share data)
Revenues.....................................   1,398           1,392          1,325           1,537
Operating income.............................   362             245            331             428
Net income...................................   271             40             178             238

Basic earnings per share (1)................$   1.40            0.19           0.91            1.22
Diluted earnings per share (1)..............$   1.36            0.19           0.88            1.18
Dividend declared per share (1).............$   0.195           0.195          0.195           0.195

                                                                          2000
                                                ----------------------------------------------------------
                                                First           Second         Third           Fourth
                                                Quarter         Quarter        Quarter         Quarter
                                                ------------    ------------   -----------     -----------
                                                    (Unaudited, in million $, except per share data)
Revenues.....................................   1,379           1,337          1,334           1,396
Operating income.............................   374             346            321             344
Net income...................................   250             188            161             175

Basic earnings per share (1)................$   1.23            0.95           0.82            0.90
Diluted earnings per share (1)..............$   1.20            0.93           0.80            0.88
Dividend declared per share (1).............$   0.175           0.175          0.175           0.175

---------------

(1) All per share data has been calculated using the weighted average number of common shares outstanding during the period.


4.3    DIVIDENDS

The Company has declared, and intends to continue declaring, dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend payout on a quarterly basis. Consistent with this practice and taking into account the two-for-one stock split on September 27, 1999, the quarterly rate of $0.15 per share, starting with the first quarter of 1999, was increased to $0.175 per share, starting with the first quarter of 2000; to $0.195 per share, starting with the first quarter of 2001 and to $0.215 per share, starting with the first quarter of 2002. There can be no assurance as to the amount or timing of such dividends in the future.

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A discussion and analysis by management of the financial condition and results of operations for the fiscal year ended December 31, 2001 (U.S. and Canadian
GAAP) is presented under the item "Management's Discussion and Analysis" on pages 33 to 44 (U.S. GAAP) and on pages 68 to 79 (Canadian GAAP) of the Company's 2001 Annual Report, which item is incorporated herein by reference.


ITEM 6   MARKET FOR SECURITIES

The securities of CN are listed on various stock exchanges, as indicated in the following table:

Description of CN securities                 Name of stock exchanges
----------------------------                 -----------------------

o    Common Shares                           Toronto and New York

o    US$ 230,000,000 5.25% Convertible       Toronto and New York
     Preferred Securities due 2029


ITEM 7   DIRECTORS AND EXECUTIVE OFFICERS


7.1    DIRECTORS

The information with respect to directors, which appears on pages 5 and 6 of the Company's Management Proxy Circular (the "Circular") dated February 28, 2002 under the heading "Election of Directors" and on pages 11 and 12 under the heading "Composition of the Board of Directors and of its Committees" is incorporated herein by reference.


7.2    EXECUTIVE OFFICERS

As of the date hereof, the following are the senior executive officers of the
Company:


Name                        Position and Municipality of Residence
----                        --------------------------------------

Paul M. Tellier             President and Chief Executive Officer
                            Montreal, Quebec, Canada

Les P. Dakens               Senior Vice-President, Corporate Services
                            Montreal, Quebec, Canada

Sean Finn                   Senior Vice-President, Chief Legal Officer and
                            Corporate Secretary
                            St-Lambert, Quebec, Canada

William J. Fox              Senior Vice-President, Public Affairs
                            Montreal, Quebec, Canada

E. Hunter Harrison          Executive Vice-President and Chief Operating Officer
                            Burr Ridge, Illinois, United States

Keith L. Heller             Senior Vice-President,  Eastern Canada Division
                            Thornhill, Ontario, Canada

Jack T. McBain              Senior Vice-President, Operations
                            Sherwood Park, Alberta, Canada

Claude Mongeau              Executive Vice-President and Chief Financial Officer
                            Boucherville, Quebec, Canada

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed, subject to resignation, retirement or removal by the Board of Directors.

For the past five years each of the senior executive officers of the Company has held the principal occupation indicated above or other positions within the Company or its affiliates except as follows: Les P. Dakens was appointed Senior Vice-President, Corporate Services of CN in June 2001; prior thereto, he was Vice-President, Human Resources and Administration, Heinz North America; E. Hunter Harrison was President and Chief Executive Officer and a director of Illinois Central Corporation prior to March 1998; and William J. Fox was appointed Senior Vice-President of CN in July 2000 and Senior Vice-President, Public Affairs in October 2000; prior thereto, he was a principal with Jack Pine Multi Media Inc., a Toronto-based strategic communications consultancy, as well as a national affairs commentator for CBC Newsworld Reports and adjunct professor with the School of Policy Studies at Queen's University.

As of February 28, 2002, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 5.5 million Common Shares, representing approximately 3% of the outstanding Common Shares.


ITEM 8    ADDITIONAL INFORMATION


8.1    EXECUTIVE COMPENSATION; FINANCIAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Circular. Additional financial information is provided in the Company's Consolidated Financial Statements included in the 2001 Annual Report.

8.2    UNDERTAKING TO PROVIDE DOCUMENTS

The Company shall, upon request to the Corporate Secretary of the Company, 935 de La Gauchetiere Street West, 16th Floor, Montreal, Quebec H3B 2M9, provide to any person or company, the documents specified below:

     (a) when the Company is in the course of a distribution of its securities under a short form prospectus, or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities;

          (i) one copy of the Company's latest annual information form, together with one copy of any document or the pertinent pages of any document, incorporated therein by reference;

          (ii) one copy of the comparative Consolidated Financial Statements of the Company, most recently completed financial year for which financial statements have been filed, together with the Auditors' Report thereon, and one copy of any interim financial statements of the Company for any period after its most recently completed financial year;

          (iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

          (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under subparagraphs (i) to (iii); or

     (b) at any other time, the Company shall provide to any person or company one copy of any of the documents referred to in subparagraphs
          (a)(i),(ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a holder of the Company's securities.


8.3   AUDITORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

The Auditors' Report and Consolidated Financial Statements included on pages 45 (U.S. GAAP) and 80 (Canadian GAAP) of the Company's 2001 Annual Report are incorporated herein by reference.


8.4   FACTORS FOR FORWARD-LOOKING INFORMATION

The United States Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for "forward-looking statements" to encourage companies to provide prospective information, so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Except for historical information, certain statements contained in this annual information form and annual report filed on Form 40-F with the U.S. Securities and Exchange Commission may be "forward-looking statements" within the meaning of the Act. In order to take advantage of the "safe harbor" provisions of the Act, the Company identified the important factors set forth below that could affect the Company's actual results and cause such results to differ materially from those projected, forecasted, estimated, budgeted or otherwise expressed by the Company in forward-looking statements made by or on behalf of the Company. Reference is made to Exhibit A hereto for additional discussion of the foregoing factors.

(1) Significant competition may lead to reduced volumes and revenues and narrower profit margins.

(2) Significant environmental regulatory compliance and clean-up costs and unforeseen environmental liabilities and costs may adversely affect the Company's liquidity.

(3) The outcome of outstanding or pending legal actions cannot be predicted with certainty.

(4) The outcome of the current labour negotiations of certain of the Company's labour agreements is uncertain.

(5) New legislative, administrative or judicial actions that constrain market forces may have a material adverse effect on the Company's competitive position and profitability.

(6) A sustained increase in fuel prices may have a negative impact on the Company's earnings and cash flow.

(7) Substantial ongoing capital expenditures may require the Company to seek additional financing or reduce dividends.

(8) Changes in the exchange rate between the Canadian dollar and other currencies may adversely affect the Company's results of operations.

(9) Adverse economic conditions in the industries and geographic areas that produce and consume the freight the Company transports or the supplies it requires to operate may affect the Company's results of operations.

(10) Severe weather conditions, particularly in the winter months, may result in temporary halts or slowdown in train operations, which may lead to some revenue loss.

                                   EXHIBIT A

                   CAUTIONARY STATEMENTS FOR PURPOSES OF THE
                 "SAFE HARBOR" PROVISIONS OF THE UNITED STATES
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995


The U.S. Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for "forward-looking statements" to encourage companies to provide prospective information, so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statement(s). Canadian National Railway Company (the "Company") wishes to take advantage of the safe harbor provisions of the Act.

Except for historical information, the Company's annual information forms and annual reports filed on Form 40-F with the U.S. Securities and Exchange Commission (including the annual information form and annual report on Form 40-F for the year ended December 31, 20010 to which this exhibit is appended), the Company's current reports on Form 6-K, periodic press releases, as well as other public documents and statements, may contain forward-looking statements within the meaning of the Act.

In addition, the Company and its representatives from time to time participate in speeches and calls with market analysts, conferences with investors and potential investors in the Company's securities, and other meetings and conferences. Some of the information presented in such speeches, calls, meetings and conferences may be forward-looking within the meaning of the Act.

It is not reasonably possible to itemize all of the factors and specific events that could affect the Company and the railroad industry as a whole. In some cases, information regarding certain important factors that could cause actual results to differ materially from those projected, forecasted, estimated, budgeted or otherwise expressed in forward-looking statements made by or on behalf of the Company may appear or otherwise be conveyed together with such statements. The following additional factors (in addition to other possible factors not listed) could affect the Company's actual results and cause such results to differ materially from those projected, forecasted, estimated, budgeted or otherwise expressed in forward-looking statements made by or on behalf of the Company.


Significant Competition. The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company, which operates the other major rail system in Canada, serving most of the same industrial and population centers as CN, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada, where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company ("ICRR"), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry would not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Actual and Potential Environmental Liabilities. The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air, discharges into waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and above ground storage tanks and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations, real estate ownership, operation or control and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railway operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, its ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of the clean-up, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.


Legal Actions. In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims, damage to property and environmental matters. The Company maintains, and regularly updates on a case-by-case basis, casualty provisions for such items when the expected loss is both probable and can be reasonably estimated. Although the Company considers such provisions to be adequate for these matters, the final outcome with respect to actions outstanding or pending at March 31, 2002, or future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Work-related injuries to employees, including occupational related claims, are a significant expense for the railroad industry in the United States. Employees of the Company in the United States are compensated according to the provisions of the Federal Employers' Liability Act (FELA). Consistent with the case-by-case approach, the Company does not accrue a provision for unasserted occupational related claims, as they are not reasonably estimable. In view of the Company's increasing expansion in the United States, and the increase in the number of occupational claims over the past several years, the Company will work with an independent actuarial firm over the next few months and consider the results of an actuarial based approach to evaluate the sufficiency of its provision for all occupational related claims in the United States. Any change in the estimated liability would be accounted for as a change in accounting estimate and recorded in the results of operations.


Potential Adverse Consequences of Labour Negotiations. Labour agreements with all Canadian unions expired on December 31, 2000. By April 2002, CN had achieved ratified settlements with bargaining units representing 98% of CN's Canadian unionized workforce. These agreements are generally for a three-year period effective until December 31, 2003.

The general approach to labour negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western ("GTW"), Duluth Winnipeg and Pacific ("DWP"), ICRR and CCP Holdings, Inc. ("CCP") have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. CN's management believes the potential mutual benefits of local bargaining outweigh the risks.

As of April 2002, the Company had in place agreements with bargaining units representing approximately 60% of the unionized workforce at ICRR, 45% at GTW and DWP, 60% at CCP and 100% at WC. These agreements have various durations, ranging from the end of 2001 to the end of 2005. Several of these agreements will reopen in 2002.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.


Potential Business Constraints Resulting from Regulation. The Company's rail operations in Canada are subject to regulation as to (1) rate setting and network rationalization by the Canadian Transportation Agency (the Agency), under the Canada Transportation Act (Canada) (the CTA), and (2) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the STB (the successor to the Interstate Commerce Commission) and the Federal Railway Administration. In addition, the Company is subject to a variety of health, safety, labour, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.


Adverse Factors Affecting Fuel Price. Fuel represents an appreciable proportion of the Company's annual operating expense. A sustained increase in fuel prices may have a negative impact on the Company's earnings and cash flow. To mitigate the effects of fuel price changes on its operating margins and overall profitability the Company has adopted a systematic approach to its hedging activities, which calls for regularly entering into swap positions to cover a target percentage of future fuel consumption up to two years in advance.


Potential Adverse Consequences of Limited Cash. The Company's business is capital intensive and requires substantial ongoing expenditures for, among other things, improvements to roadway, structures and technology, acquisition and repair of equipment and maintenance of the rail network. If the Company's cash from continuing operations fails to cover capital expenditures for a sustained period, the Company may have to seek additional financing, reduce planned capital expenditures, reduce or eliminate dividends on its Common Shares or some combination of the foregoing.


Currency Risks. Although the Company conducts its business and receives revenues primarily in Canadian dollars, a portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored.


Adverse Economic Conditions. In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. Many of the goods and commodities carried by the Company experience cyclicality in demand. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. The Company's revenues are affected by prevailing economic conditions and should an economic slowdown or recession occur in North America or other key markets, the volume of rail shipments carried by the Company is likely to be affected.


Impact of Severe Weather Conditions. In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as CN customers.

                                   EXHIBIT B

                                   Facilities




SEE ATTACHED

------------------------------------------------------------------------------------------------------------------------------------
CN Facilities Inventory as at
March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   Location          Diesel Shops    Shops /         Offices -       Offices -     Warehouse /     Station / Other        TOTAL
                                     Garages          Owned           Leased         Office
------------------------------------------------------------------------------------------------------------------------------------
                     #   Sq. Ft.   #    Sq. Ft.    #    Sq. Ft.    #    Sq. Ft.   #      Sq. Ft.    #      Sq. Ft.     #     Sq. Ft.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
CN  British
    Columbia        6   157,392   32    219,720   20    103,148    6    35,871    3      54,558     8      45,088     75     615,777
------------------------------------------------------------------------------------------------------------------------------------
    Alberta
                    2   127,688   55    174,566   28    128,975    9   251,101    8     492,883    13      32,492    115   1,207,705
------------------------------------------------------------------------------------------------------------------------------------
    Saskatchewan
                    2    47,328   31    149,835   20     31,801    3     8,209    7      74,200    17      72,889     80     384,262
------------------------------------------------------------------------------------------------------------------------------------
    Manitoba
                    3   500,126   51    900,686   15     52,228    2   110,304   14     393,384     3      18,065     88   1,974,793
------------------------------------------------------------------------------------------------------------------------------------
    Ontario
                    3   226,692   71    433,482   37    155,218    9   180,413   15     723,210   121     414,500    256   2,133,515
------------------------------------------------------------------------------------------------------------------------------------
    Quebec
                    5   187,249   95  1,469,769   74  1,345,949    3    42,901  103     676,661    60     112,577    340   3,835,106
------------------------------------------------------------------------------------------------------------------------------------
    Nova Scotia
                    -         -    8     36,818    3      5,036    -         0    4       2,413     7      23,620     22      67,887
------------------------------------------------------------------------------------------------------------------------------------
    New Brunswick
                    -         -   21    124,816    6     34,356    4    64,268    7      16,879     6      13,114     44     253,433
------------------------------------------------------------------------------------------------------------------------------------
GT* Battle Creek,
    MI              1   176,496    1     22,487                                                                        2     198,983
------------------------------------------------------------------------------------------------------------------------------------
    Troy, Michigan
                                                                   1    39,415                                         1      39,415
------------------------------------------------------------------------------------------------------------------------------------
    Other
                                   4    125,701    2     26,518    -         -                                         6     152,219
------------------------------------------------------------------------------------------------------------------------------------
IC* Illinois
                    -         -   16    345,169   18     99,126    1    45,082   13     143,701    14           -     62     633,078
------------------------------------------------------------------------------------------------------------------------------------
    Louisianna
                    1    13,440    5    153,335    4     27,535                   3      33,210    11           -     24     227,520
------------------------------------------------------------------------------------------------------------------------------------
    Mississipi
                    1    11,000    -          -    4     22,028    2     6,333    1      11,070    18           -     26      50,431
------------------------------------------------------------------------------------------------------------------------------------
    Iowa
                    -         -    1     30,667    4     16,521                   5      44,280    10           -     20      91,468
------------------------------------------------------------------------------------------------------------------------------------
    Kentucky
                    -         -    1     30,667    -          -                   -           -     -           -      1      30,667
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
    Tennessee
                    -         -   12    825,748    5     27,535                   2      11,065     1           -     20     864,348
------------------------------------------------------------------------------------------------------------------------------------
WC* Wisconsin
                    1    12,000   11    269,032    9     34,940    4    17,097   11      34,777     7      32,970     43     400,816
------------------------------------------------------------------------------------------------------------------------------------
    Illinois
                    -         -    -          -    -          -    3     3,200    -           -     -           -      3       3,200
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
    Minnesota
                    -         -    -          -    -          -    -         -    -           -     -           -      -           -
------------------------------------------------------------------------------------------------------------------------------------
    Mississipi
                    -         -    1     76,500    2      6,800    1       870   11      23,744     -           -     15     107,914
------------------------------------------------------------------------------------------------------------------------------------
    Ontario
                    -         -    7     82,768    2      7,392    1       870    2       9,464    12      22,316     24     122,810
------------------------------------------------------------------------------------------------------------------------------------
    Other Buildings
                                                                   2     4,497                  1,138   1,638,239  1,140   1,642,736
------------------------------------------------------------------------------------------------------------------------------------
    Other Facilities
                                                                                                3,029   4,112,149  3,029   4,112,149
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

    TOTAL          25 1,459,411  423  5,471,766  253  2,125,106   51   810,431  209   2,745,499 4,475   6,538,019  5,436  19,150,232
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
* Information GT, IC and WC is being completed
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
    Other Facilities:                      #       SF                     SUMMARY
------------------------------------------------------------------------------------------------------------------------------------
    GEC Alstom Buildings
                                           6    901,881
------------------------------------------------------------------------------------------------------------------------------------
    Containers/Truck Trailers
                                         824    178,336
------------------------------------------------------------------------------------------------------------------------------------
    Fenced Compounds                                                    Major Buildings (> 10K sf)
                                          92  1,285,943                                                149   9,872,465
------------------------------------------------------------------------------------------------------------------------------------
    Loading Platform                                                    Other Owned Facilities
                                         140    272,656                                              5,236   8,467,336
------------------------------------------------------------------------------------------------------------------------------------
    Mobile Home                                                         Other Leased Facilities
                                          25     14,256                                                 51     810,431
------------------------------------------------------------------------------------------------------------------------------------
    Mobile Trailer                                                      TOTAL
                                         288    144,915                                              5,436  19,150,232
------------------------------------------------------------------------------------------------------------------------------------
    Parking Lot
                                          28    787,186
------------------------------------------------------------------------------------------------------------------------------------
    Radio Tower Bases
                                         236     73,774
------------------------------------------------------------------------------------------------------------------------------------