Form 40-F/A
period 2001-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2002-05-31
CIK 16868

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 40-F/A

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


Registrant:                           CANADIAN NATIONAL RAILWAY COMPANY

By:                                   /s/ Sean Finn
                                      ------------------------------------------
Name and Title:                       Senior Vice President, Chief Legal Officer
                                      and Corporate Secretary

Date:                                 May 31, 2002

                                                                        REVISED




                                      CN




                                      2001

                            ANNUAL INFORMATION FORM










                                 April 22, 2002

TABLE OF CONTENTS

ITEM                                                                        PAGE
----                                                                        ----

1  Incorporation...........................................................   1
   1.1   Incorporation of the Issuer.......................................   1
   1.2   Subsidiaries......................................................   1

2  General Development of the Business.....................................   2
   2.1   Overview..........................................................   2
   2.2   General Development of the Business Over the Last Three Years.....   2

3  Narrative Description of the Business...................................   5
   3.1   Divisional Organization...........................................   5
   3.2   Business Units....................................................   7
         3.2.1   Petroleum and Chemicals...................................   7
         3.2.2   Metals and Minerals.......................................   7
         3.2.3   Forest Products...........................................   8
         3.2.4   Coal......................................................   9
         3.2.5   Grain and Fertilizers.....................................   9
         3.2.6   Intermodal................................................   10
         3.2.7   Automotive................................................   10
   3.3   Technology........................................................   11
   3.4   Labour............................................................   12
   3.5   Facilities, Right-of-Way, Rolling Stock and Equipment.............   13
   3.6   Passenger Rail Services...........................................   16
   3.7   Safety............................................................   17
   3.8   Regulation........................................................   17
         3.8.1   Canadian Regulation.......................................   18
         3.8.2   CTA Review................................................   18
         3.8.3   U.S. Regulation...........................................   19
   3.9   Environmental Matters.............................................   19
         3.9.1   Canada....................................................   20
         3.9.2   United States.............................................   20
         3.9.3   Future Costs..............................................   21
   3.10  Legal.............................................................   22
         3.10.1  General...................................................   22
         3.10.2  Aboriginal Claims.........................................   23

4  Selected Consolidated Financial and Operating Data......................   24

   4.1   Selected Three-Year Annual Consolidated Financial Information.....   24
   4.2   Selected Two-Year Quarterly Consolidated Financial Information....   27
   4.3   Dividends.........................................................   27

TABLE OF CONTENTS

ITEM                                                                        PAGE
----                                                                        ----

5  Management's Discussion and Analysis of
   Financial Condition and Results of Operations...........................   28

6  Market for Securities...................................................   28

7  Directors and Executive Officers........................................   28
   7.1   Directors.........................................................   28
   7.2   Executive Officers................................................   28

8  Additional Information..................................................   29
   8.1   Executive Compensation; Financial Information.....................   29
   8.2   Undertaking to Provide Documents..................................   30
   8.3   Auditors' Report and Consolidated Financial Statements............   30
   8.4   Factors for Forward-Looking Information...........................   31

Exhibit A     Cautionary Statements........................................   32

Exhibit B     Facilities...................................................   37


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


Name                        Position and Municipality of Residence
----                        --------------------------------------

Paul M. Tellier             President and Chief Executive Officer
                            Montreal, Quebec, Canada

Les P. Dakens               Senior Vice-President, Corporate Services
                            Montreal, Quebec, Canada

Sean Finn                   Senior Vice-President, Chief Legal Officer and
                            Corporate Secretary
                            St-Lambert, Quebec, Canada

James M. Foote              Executive Vice-President, Sales and Marketing
                            Chicago, Illinois, United States

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