Form 40-F
period 2002-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2003-05-08
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY
(Exact name of registrant as specified in its charter)

Canada	4011	E.I. 980018609
(Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

935 de La Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(514) 399-5430
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares	New York Stock Exchange
Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Debentures and Notes (Debt Securities) of Registrant

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2002, 197,500,000 common shares were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

DISCLOSURE CONTROLS AND PROCEDURES

     Canadian National Railway Company’s President and Chief Executive Officer (the “CEO”) and its Executive Vice-President and Chief Financial Officer (the "CFO"), after evaluating the effectiveness of Canadian National Railway Company’s "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of a date (the "Evaluation Date") within 90 days prior to the filing date of this annual report on Form 40-F, have concluded that as of the Evaluation Date, Canadian National Railway Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to Canadian National Railway Company and its consolidated subsidiaries would be made known to them by others within those entities.

     Subsequent to the Evaluation Date, there were no significant changes in Canadian National Railway Company’s internal controls or in other factors that could significantly affect Canadian National Railway Company’s internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses. The CEO and CFO hereby report that, to their knowledge, the foregoing sentence is true.

UNDERTAKING

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

2002

ANNUAL INFORMATION FORM

April 22, 2003

- i -

			TABLE OF CONTENTS

Item 1	Incorporation			1

	1.1	Incorporation of the Issuer		1
	1.2	Subsidiaries		1

Item 2	General Development of the Business			2

	2.1	Overview		2
	2.2	General Development of the Business During the Last Three Years		2

Item 3	Narrative Description of the Business			5

	3.1	Divisional Organization		5
	3.2	Business Units		6
		3.2.1	Petroleum and Chemicals	6
		3.2.2	Metals and Minerals	7
		3.2.3	Forest Products	7
		3.2.4	Coal	8
		3.2.5	Grain and Fertilizers	8
		3.2.6	Intermodal	9
		3.2.7	Automotive	9
	3.3	Technology		10
	3.4	Labour		11
		3.4.1	Canada	11
		3.4.2	United States	11
	3.5	Facilities, Right-of-way, Rolling Stock and Equipment		12
	3.6	Passenger Rail Services		14
	3.7	Safety		15
	3.8	Regulation		15
		3.8.1	Canadian Regulation	15
		3.8.2	CTA Review	16
		3.8.3	U.S. Regulation	16
		3.8.4	Canada U.S. Customs and US Homeland Security	17
	3.9	Environmental Matters		17
		3.9.1	Canada	18
		3.9.2	United States	18
		3.9.3	Future Costs	18
	3.10	Legal		19
		3.10.1	General	19
		3.10.2	Aboriginal Claims	20

Item 4	Selected Consolidated Financial and Operating Data			21

	4.1	Selected Three-Year Annual Consolidated Financial Information		21
	4.2	Selected Two-Year Quarterly Consolidated Financial Information		23
	4.3	Dividends		23

- ii -

Item 5	Management’s Discussion and Analysis of Financial Condition and Results of
	Operations	23

Item 6	Market for Securities	23

Item 7	Directors and Executive Officers	24

	7.1 Directors	24
	7.2 Executive Officers	24

Item 8	Additional Information	25

	8.1 Executive Compensation; Financial Information	25
	8.2 Undertaking to Provide Documents	25
	8.3 Auditor’s Report and Consolidated Financial Statements	25
	8.4 Factors for Forward-Looking Information	26

Exhibit A Cautionary Statements for Purposes of the “Safe Harbor” Provisions of the United
	States Private Securities Litigation Reform Act of 1995	A-1

Exhibit B Facilities		B-1

Exhibit C GAAP Reconciliation		C-1

Documents incorporated by reference
Part of Annual Information Form
Documents		in which incorporated by reference

1.	Portions of the Company’s 2002	Item 5
Report to shareholders for the year
ended December 31, 2002.

2.	Portions of the Company’s Notice of	Items 7 and 8
2003 Annual Meeting of Shareholders
and Management Proxy Circular.

3.	Auditors’ Report and Consolidated	Item 8.3
Financial Statements.

ITEM 1   INCORPORATION

1.1    INCORPORATION OF THE ISSUER

Canadian National Railway Company (“CN” or the “Company”) was incorporated in 1922 by special act of the Parliament of Canada. CN’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995. On November 9, 1995, CN filed Articles of Amendment in order to subdivide its outstanding Common Shares. As of November 28, 1995, CN ceased to be a Crown corporation. On April 19, 2002, CN filed Articles of Amendment in order to provide that shareholder meetings may be held at places in the United States.

The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is (514) 399-5430.

All references herein to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”), unless otherwise indicated.

The information in this Annual Information Form includes Wisconsin Central Transportation Corporation as of October 9, 2001, unless otherwise indicated.

This Annual Information Form contains or makes reference to Non-GAAP measures that do not have any standardized meaning prescribed by GAAP and are therefore not necessarily comparable to similar measures presented by other companies and as such, should not be considered in isolation. Management believes that measures such as adjusted net income, and the resulting adjusted performance measures for items such as operating income, operating ratio and per share data, are useful measures of performance that facilitate period-to-period comparisons, as they exclude items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends. Schedule C attached to this Annual Information Form provides the corresponding GAAP measures to Non-GAAP measures used herein and a reconciliation of such Non-GAAP measures to the corresponding GAAP measures.

1.2    SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2002, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation are indicated below:

Jurisdiction of
Name	incorporation

Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Incorporated (“Grand Trunk Western” or "GTW")	Delaware
Illinois Central Corporation (“IC” or “Illinois Central”)	Delaware
Illinois Central Railroad Company (“ICRR”)	Illinois
Canadian National Railway Properties Inc.	Canada
Wisconsin Central Transportation Corporation (“WC”)	Delaware
Wisconsin Central Limited	Delaware

The financial statements of each of the above principal subsidiaries are consolidated with CN’s financial statements.

ITEM 2    GENERAL DEVELOPMENT OF THE BUSINESS

2.1    OVERVIEW

As of December 31, 2002, CN operated approximately 11,700 route miles in eight Canadian provinces and 6,100 route miles in 15 U.S. states totalling approximately 17,800 route miles with principal routes to every major metropolitan area in Canada and to the major U.S. rail hubs of Buffalo, Detroit, Duluth/Superior, Minneapolis/St. Paul, Chicago, St. Louis, Jackson, Memphis, New Orleans and Baton Rouge. The Company is North America’s only transcontinental railroad, and Canada’s largest railroad serving all five major Canadian ports on the Atlantic and Pacific Oceans and the Great Lakes as well as New Orleans on the Gulf of Mexico.

The Company’s revenues derive from the movement of a diversified and balanced portfolio of goods. In 2002, no single business unit accounted for more than 22% of revenues. The sources of revenues also reflect a balanced mix of destinations. In 2002, 57% of revenues came from U.S. domestic and transborder traffic, 24% from Canadian domestic traffic, and 19% from overseas traffic.

CN originated more than 80% of traffic moving along its network in 2002. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets.

2.2    GENERAL DEVELOPMENT OF THE BUSINESS DURING THE LAST THREE YEARS

CN’s performance has been the best in the industry since 1999 when measured by adjusted operating ratio on a U.S. GAAP basis, excluding items affecting comparability of results. 1 To maintain that position, CN has focused on strategies to grow the business profitably. Profitable growth is driven by high-quality service that meets customer needs and the relentless pursuit of productivity to contain and reduce its cost base. At CN, the ultimate goal is to achieve sustainable financial health, through the ups and downs of the business environment.

Growth

CN’s revenues have increased from a level of $3.9 billion in 1995, the year in which it was privatized, to $6.1 billion in 2002. This has resulted from a combination of organic growth and well-executed acquisitions.

Revenues increased by 8% in 2002, largely reflecting the full-year impact of the acquisition of WC that took place in October 2001. On a pro-forma basis, assuming that WC had been acquired on January 1, 2001, revenue growth was only 0.3% due to a huge decline in grain traffic following a severe drought in western Canada. Excluding grain and fertilizers, pro-forma revenues were up 5% in 2002, due to major gains in our service-sensitive merchandise and intermodal businesses.

A key driver of value for customers is the extension of their reach in the North American Market. CN has been taking important steps in that regard through the implementation of alliances and arrangements with major players in the industry, including arrangements with CSX Corporation (“CSX”) in May 2001, and Union Pacific Corporation (“UP”) in September 2001. The strategy of extending reach and providing seamless service was effectively launched when CN took control of IC in 1999. The flawless integration of IC was acknowledged by the Surface Transportation Board ("STB") following the first CN/IC merger oversight report in October 2000, and again in December 2001 when the STB decided to end the five-year oversight proceeding after only two years.

The acquisition of WC in 2001 was another important step in increasing CN’s ability to offer seamless service in the North American Free Trade Agreement ("NAFTA") market. As in the case of IC, the integration of WC into the CN family has been flawless. The integration of customers, many of which were

1 See Exhibit C to this Annual Information Form for a reconciliation of Non-GAAP measures.

already being served by CN, the pooling of assets and resources to tap synergy benefits, and the step-by-step combination of systems have been proceeding very smoothly. All this has contributed to the success of the WC acquisition, which was accretive from day one.

CN understands that the best way to increase shareholder value is to create value for its customers. With an intense focus on the needs of its customers across each industry throughout North America and an understanding of what matters most to them and why, CN strives to grow the business with existing customers and to attract new business along its network.

Service

The purpose of CN’s service plan, which was originally introduced in 1998, was to put the tools in place to deliver the quality and reliability that customers require, emphasizing the mindset and the focus needed for disciplined and precise execution. Under the plan, CN runs regularly scheduled trains that leave at predetermined times. Each car or container has a specific trip plan that fits into the design of the train schedule.

CN’s success in the implementation of the service plan is seen in the performance of traffic compared to the trip plans set for each shipment on each day, with a very tight window of compliance. By the end of 2002, trip compliance was about 90% for merchandise and for intermodal, excluding WC. CN also believes its success in growing merchandise and intermodal traffic, in particular the strong growth of 2002, would not have been possible without the quality of service afforded by precise execution of the service plan.

For CN, service also entails ease of doing business, in particular responding promptly and effectively to customer requests for information and for equipment. Major efforts have been and are being made in this regard, such as the emphasis on pro-active account management and the availability of a product catalogue providing the sales force with the details of CN’s service offering. Over the past several years, CN has expanded its local sales force to ensure a more effective interface with the customer base.

The key to the creation of value for customers is quality service, including speed, reliability, quality equipment and simpler customer processes. This is confirmed time and time again in customer satisfaction surveys conducted both internally and by third parties. Shippers value quality service because it allows them to better plan production schedules and inventory levels, reduce distribution costs, and deal reliably with their own customers. With the quality of service that CN offers, the Company is confident the business can grow and that yield can improve going forward.

Productivity

CN’s focus on profitable, top-line growth implies a relentless pursuit of efficiency and productivity improvements in all aspects of the business and all corners of the organization. With an asset-intensive business, one of CN’s top priorities is to constantly improve asset utilization in the network and the yards.

The service plan plays a central role in the pursuit of better asset utilization. It allows CN to simultaneously improve the quality of service and the productivity of assets. In the last three years, the productivity of locomotives, measured in gross ton miles (“GTMs”) per horsepower, increased by almost 20% excluding WC. Yard throughput, measured in terms of cars handled per yard switching hour, improved by approximately 25% during the same period, excluding WC.

The reliability that is now possible at CN is also opening a whole new perspective on the intermodal business. Generally characterized by highly uneven traffic flows on different days of the week, intermodal business generates significant asset requirements for railways to meet peak demand. With the ability to deliver as promised each and every day, a high level of reliability at CN opens the road for better pricing and management of capacity on a daily basis.

Productivity improvements are also being pursued through the implementation of cutting-edge information technology. Over the last several years, CN has implemented a new enterprise system with SAP, a powerful integrated software application. After the completion of the third phase of the implementation of SAP in 2002, CN had replaced more than 70 fragmented mainframe component systems. CN plans to continue its implementation of SAP in respect of WC during 2003.

New savings opportunities can be identified to an extent that was not previously possible. Thanks to an integrated system that allows CN to base decisions on more timely and high quality information, no opportunity to save is ignored. Extensive zero-basing across a large number of activities, careful internal benchmarking across key operating locations, and detailed information on spending across all functions and divisions, enable CN to dig deeper on costs.

In an ongoing effort to improve labour productivity, the Company has been streamlining the organization. In that context, the Company recorded charges of $120 million in 2002 and $98 million in 2001 for workforce reductions.

Sustainable Profitability

Over the last three years, CN has continued to improve its performance in spite of significant turmoil in the business environment. With recession during 2001 in the U.S. and Canada, followed by severe drought in Canada and continued economic uncertainty in the North American economy in 2002, the Company managed to improve its adjusted earnings1 in an adverse marketplace. CN’s 2002 net income on a reported basis declined from its 2001 level. However, once certain items impacting the comparability of CN’s results are excluded for both 2001 and 2002, CN improved its adjusted diluted earnings per share by approximately 4.5% over 2001.1

CN continues to be an industry leader in free cash flow generation. In 2002, CN generated free cash flow of $513 million,1 reaching over 8% of revenues, compared to approximately $300 million, or 5.5% of revenues in 1999. The Company is constantly seeking ways to improve cash flow, through increased earnings, better asset utilization and tighter control of working capital.

Asset monetization is also a source of cash flow generation. For example, in early 2001, CN sold its 50 per cent interest in the Detroit River Tunnel Company for net proceeds of $112 million. In 2002, two of the foreign properties inherited with the acquisition of WC were sold, namely Tranz Rail Holdings Inc. in New Zealand and Australian Transport Network Limited in Australia for aggregate net proceeds of $69 million. In addition, IC Terminal Holdings Company, a U.S. subsidiary of IC, was sold for $28 million.

Given strong free cash flow and a solid balance sheet, CN’s Board of Directors authorized a share repurchase program of up to 13.0 million common shares over the course of one year beginning on October 25, 2002 pursuant to a normal course issuer bid, at prevailing market prices. As at March 31, 2003, $565 million was used to repurchase 8.8 million common shares at an average price of $64.17 per share.

CN’s ultimate goal is to achieve sustainable financial health through the ups and downs of the business environment. This means generating solid earnings both in good times and bad, but also solid free cash flow, after payment of capital expenditures and dividends.

1 See Exhibit C to this Annual Information Form for a reconciliation of Non-GAAP measures.

ITEM 3    NARRATIVE DESCRIPTION OF THE BUSINESS

3.1    DIVISIONAL ORGANIZATION

Following its acquisition of IC, CN created five operating divisions along geographical lines and subsequently added a sixth division with the acquisition of WC. At the beginning of 2003, CN re-aligned its divisions and merged the WC Division into the Midwest Division, thereby reducing its operating divisions to five. Each division is headed by a senior officer and is charged with the authority to meet local customer service needs, control costs, expand local accounts and develop new business from medium-sized shippers. To ensure the integrity of the CN network, Company-wide control of operations and marketing remains at the corporate level. As of March 31, 2003, CN operated approximately 17,600 route miles of track.

CN’s five operating divisions, as of March 31, 2003, are described as follows:

•      Pacific Division

The Pacific Division, headquartered in North Delta, near Vancouver, B.C., extends from the western Saskatchewan border to the ports of Vancouver and Prince Rupert on the Pacific Ocean. The Division operates approximately 3,100 route miles of track, serves the Port of Vancouver and is the exclusive rail link to Prince Rupert, the closest North American port to Asia. CN’s Pacific Division carries bulk export commodities such as grain and fertilizers, coal and sulfur, as well as forest products and intermodal.

•      Prairie Division

CN’s Prairie Division, headquartered in Winnipeg, Manitoba, extends from the western Saskatchewan border east to Thunder Bay and Armstrong in northwestern Ontario. The Division operates approximately 3,900 route miles of track and delivers grain and grain products, coal and potash to the inland port of Thunder Bay destined for international and U.S. markets.

•      Eastern Canada Division

The Eastern Canada Division, headquartered in Toronto, Ontario, extends east from Armstrong in northwestern Ontario to Halifax on the Atlantic Ocean, and from Chibougamau, Quebec south to the Ontario-Michigan border. The Division operates approximately 4,500 route miles of track and serves the ports of Montreal, Saint John, New Brunswick and Halifax. The principal commodities carried by the Division are automotive, intermodal, metals, chemicals and forest products.

•      Midwest Division

The Midwest Division, headquartered in Homewood, Illinois, extends from International Falls just south of Fort Francis, Ontario, to Chicago, Illinois and from Minneapolis and St. Paul, Minnesota to Sault Ste. Marie, Michigan, which encompasses WC’s rail lines, and from Chicago heading northeast to Port Huron and Detroit, Michigan, and to Sarnia, Ontario. The Midwest Division operates approximately 2,900 route miles of track and is the link between all Canadian operations and the Gulf Division in the United States. Major commodities transported include finished automobiles and auto parts, intermodal, iron and steel, chemicals, forest products, coal and grain. With connections in Chicago and other locations to all North American Class 1 carriers, the CN Midwest Division serves as a critical link for the Company’s NAFTA strategy.

•      Gulf Division

The Gulf Division, headquartered in Homewood, Illinois, is the most southerly of the CN divisions extending from Chicago, Illinois south to New Orleans on the Gulf of Mexico and from Chicago west to Sioux City, Iowa and Omaha, Nebraska. The Division operates approximately 3,200 route miles of track and serves the Gulf ports of Mobile, Alabama and New Orleans and the river ports of Memphis, Tennessee and Baton Rouge, Louisiana. CN’s Gulf Division transports amongst other commodities, petroleum and chemicals, grain, coal and fertilizers. The Division also serves intermodal customers as well as forest products customers. The Division interchanges traffic with Kansas City Southern Railroad (“KCS”) at Jackson, Mississippi, as part of the marketing alliance that provides CN customers access to Mexico and the U.S. Southwest.

3.2     BUSINESS UNITS

In addition to its divisional structure described above, the Company has organized its business under seven business units. The following table sets forth revenue and carload information by business unit for each of the years in the three-year period ended December 31, 2002, presented under U.S. generally accepted accounting principles:

	Rail Operating Revenues			Carloads			Freight Revenues per Carload

	2002	2001	2000	2002	2001	2000	2002		2001		2000

	(In million $)			(In thousands)			(In $)
Petroleum and Chemicals	1,102	923	894	587	519	512	1,877		1,778		1,746
Metals and Minerals	521	458	392	388	287	256	1,343		1,596		1,531
Forest Products	1,323	1,088	1,008	600	501	486	2,205		2,172		2,074
Coal	326	338	328	499	517	528	653		654		621
Grain and Fertilizers	986	1,161	1,136	535	590	567	1,843		1,968		2,004
Intermodal	1,052	969	919	1,237	1,103	1,121	850		879		820
Automotive	591	520	559	318	304	326	1,858		1,711		1,715
Other[1]	209	195	192	n/a	n/a	n/a	n/a		n/a		n/a

Total	6,110	5,652	5,428	4,164	3,821	3,796	1,417	(2)	1,428	(2)	1,379	(2)

(1)  Principally non-freight revenues derived from third parties.
(2) Total Freight Revenues per Carload is calculated by subtracting Other Rail Operating Revenues from Total Rail Operating Revenues and dividing the result by the Total Carloads.

3.2.1    Petroleum and Chemicals

The Petroleum and Chemicals business unit includes a wide range of commodities which can be divided into the following categories: chemicals, representing 46% of the business unit’s revenues in 2002, and plastics, petroleum and gas products, representing 54%.

The primary markets are within North America, and the business is closely correlated with the North American economy. The consolidation and rationalization of industrial production facilities have resulted in increased rail-based business opportunities in both the Canadian and U.S. markets.

This business unit is a strong originator of traffic. CN has full access to northern Alberta, a major center for natural gas, feedstock and world scale petrochemicals and plastics complex derivatives, as well as the

Tar Sands development. The Company also enjoys access to the low-cost Louisiana petrochemical corridor between New Orleans and Baton Rouge and a large number of eastern Canadian regional plants. CN provides a highly efficient route to the large consuming areas in the Midwest and Northeast of the United States.

3.2.2    Metals and Minerals

The Metals and Minerals business unit comprises metals (steel, aluminum and other non-ferrous metals), representing 69% of the business unit’s revenues in 2002, and equipment and parts, and construction materials, representing 31%. CN’s unique rail access to major mines and smelters makes it a transportation leader of copper, lead, zinc concentrates, refined metals and aluminum. Copper and zinc commodities, such as ores, concentrates and anodes are produced in northern Quebec, Ontario and Manitoba. The commodities are shipped to refineries for further processing and then shipped to manufacturers of finished goods.

The province of Quebec is home to a large number of world scale plants for the electrometallurgical production of aluminum, magnesium and titanium. Availability over the next decade of blocks of electricity from hydro-electric generation plants at very competitive prices, for the production of these products, makes this business unit an important portion of CN’s North American traffic.

Major producers of steel, primarily in Ontario and the U.S. Midwest, ship their products throughout North America and Mexico. Such products are mainly used in the automotive and construction industries.

Construction materials are mainly aggregates (stone and sand) and cement. CN enjoys access to major cement producers and aggregate mines in Canada as well as in the U.S.

CN’s Metals and Minerals traffic is sensitive to fluctuations in the economy. CN serves a diversity of major industries along its network and has the most direct route to the Ports of New Orleans and Mobile from the Midwest, as well as an efficient route into Mexico via its marketing alliance with KCS.

3.2.3     Forest Products

CN is the leading carrier of forest products in North America. CN has superior rail access to the western and eastern Canadian fiber producing regions, which are among the largest fiber source areas in North America. This geographic position is a significant factor in attracting new mills to locate on CN’s network. With the north-south corridor between Chicago, Illinois and New Orleans, Louisiana, CN can also take advantage of opportunities in the Southeastern U.S. The acquisition of WC has enabled CN to access approximately 38 additional paper mills on the WC network. CN services customers that are leaders in all areas of forest products.

The Forest Products business unit consists of four major commodity segments: lumber accounted for 31% of the business unit’s revenues in 2002, fibers, 29%, paper, 28%, and panels 12%.

The key drivers for newsprint are advertising lineage and overall economic conditions in the United States. The ability to provide consistent, reliable service gives railroads the opportunity to convert traffic from truck to rail. The key driver for fibers (mainly wood pulp) is the consumption of paper worldwide. Housing starts and renovation activities in the United States, which were strong in 2002, are the key drivers for the lumber and panels traffic.

CN continues to hold a substantial share of the rail market for forest products in Canada. Although demand for forest products tends to be cyclical, CN’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. CN’s scheduled service offering and guaranteed car order program has also been a significant contributor to growing market share.

3.2.4     Coal

Of the coal traffic moved by CN in 2002, 44% originated in Canada and 56% in the United States.

CN’s coal business consists of thermal and metallurgical grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada. Canadian metallurgical coal is largely exported to steel makers in Japan and other Asian markets from three coal terminals in British Columbia. CN continues to see further reductions in Canadian metallurgical coal production as another mine closed in early 2003 and further mine closures are expected during 2003 and 2004. CN continues to work with existing and potential customers to optimize opportunities relating to any new mine project which may develop should there be a change in market conditions.

In the United States, thermal coal comprises the majority of coal movements for CN. Shipments of U.S. thermal coal are transported from mines served in southern Illinois or from western U.S. mines via interchange with other railroads to major utilities in the Midwest, east and southeast United States. CN’s origin base continues to shrink as more industrial receivers look to Powder River Basin (“PRB”) coal origination as their primary energy source due to its low sulfur content, which is more environmentally compliant. However, as more PRB coal moves into these markets, CN has been able to aggressively market seamless service options through connections with western rail carriers. This strategy has allowed CN to stabilize volumes and target growth areas.

3.2.5     Grain and Fertilizers

This business unit depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. Of the grain traffic moved by CN in 2002, 57% originated in Canada, almost all in the west, and 43% in the United States.

The grain segment, which represents 73% of the business unit’s revenues, consists of three primary commodities: food grains, mainly wheat, representing 34% of the grain segment’s revenues in 2002; oilseeds and oilseed products (primarily canola seed, oil and meal), 36%; and feed grains (including feed barley, feed wheat and corn), 30%.

The vast majority of the grain produced in western Canada is exported. Production of grain in Canada varies considerably from year to year, affected primarily by weather conditions. Grain exports are highly volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In fact, due to a severe drought in western Canada, the Grain and Fertilizers business unit’s revenues declined by $175 million in 2002.

Most of the western Canadian grain destined to offshore markets is moved to the ports of Vancouver, Prince Rupert, B.C., or Thunder Bay, Ontario. Both major Canadian railroads, CN and Canadian Pacific Railway, operate branch lines and mainlines by which grain is moved from primary elevators to terminals at the ports of Vancouver and Thunder Bay. The port of Prince Rupert is served solely by CN. The principal offshore markets for Canadian grain are in the Pacific Rim and in the Middle East. CN also moves grain rail-direct into the domestic U.S. and into the growing Mexican market.

In the U.S., the CN rail system is well positioned in the heart of the grain producing territory. Two of the states where CN has direct access, Illinois and Iowa, historically have the largest annual production of corn and soybeans. This allows CN to serve large grain processors in Illinois, Iowa, Tennessee, and Mississippi. Other domestic grain movements are to the poultry feeder markets in the southeastern United States which rely on corn for feed. Exports of grain and grain products represent another market for CN due to its access to major export facilities on the Mississippi River and on the Gulf of Mexico.

Some of the world’s largest grain companies have processing plants located on the CN rail system. As a result, much of the grain traffic CN participates in involves the movement of grain products that are produced and then shipped to other receiver markets. Soybean meal, corn gluten feed, vegetable oils, corn syrups and starches are some of the products moved by CN.

Fertilizers and potash represent 27% of this business unit’s revenues. CN is a significant player in the Canadian rail market for nitrogen-based fertilizers with production centered primarily in western Canada. CN serves or has access to all major potash mines in Saskatchewan, the center for western Canadian production. CN also serves a major production facility on Canada’s east coast. Virtually all Canadian potash moves by rail to markets in the U.S. or overseas.

In the United States, CN serves producers of various types of fertilizers, including nitrogen solutions, ammonium nitrate, urea and phosphate fertilizers. U.S. and Canadian fertilizer production is heavily impacted by the price of natural gas that is a main raw material for most fertilizer production. When gas prices are high, many of the local producers reduce production. However, at the same time, imports can become more competitive and CN is positioned to handle this business through access to Gulf ports in Louisiana.

3.2.6     Intermodal

Intermodal has been a fast growing segment over the past several years and is a key growth driver for CN. This business unit comprises the following two segments:

Domestic, which represented 57% of the business unit’s revenues in 2002, includes domestic Canada, transborder, Mexico and domestic U.S. traffic. The unit provides intermodal services through a number of channels in which services are retailed, directly to beneficial owners of freight, and wholesaled to motor carriers, intermodal marketing companies, third party logistics companies, and other transportation intermediaries.

The Domestic segment is driven by consumer markets, with market growth generally expected to be tied to the economy. The service is market driven and competition from the trucking industry is intense. The business unit’s focus is to define its services as truck competitive and cost-effective. To that end, several products have been introduced in the domestic segment over the last few years, including Roadrailer, expedited intermodal train service and marketing arrangements with CSX and UP.

International, which represented 43% of the business unit’s revenues in 2002, transports import/export container business on behalf of ocean carrier companies. Within Canada, CN ships from/to the ports of Vancouver, Montreal, St. John and Halifax. In the United States, CN ships from/to the ports of New Orleans, Mobile and Gulfport and via rail connections at Chicago and Detroit to both the U.S. east and west coast ports. Key growth markets for the international segment have been between the ports of Halifax, Vancouver and Montreal and locations in the Midwest. Connections with other Class 1 railways in Chicago have further extended the reach of CN’s international business into the U.S. Southeast.

In 2002, growth in the international segment was driven by market share gains by steamship lines served by CN. The domestic segment benefited from growing North American markets.

3.2.7     Automotive

CN is a leading carrier of automotive products originating in southern Ontario and Michigan and moves finished vehicles and parts within Canada, the United States and in both directions across the border. The principal commodities within the automotive unit are finished vehicles, with 83% of the business unit’s revenues in 2002, and automotive parts, with the remaining 17%.

CN’s automotive revenues are closely correlated to automotive production and sales in North America. CN can access traffic from all the Canadian vehicle assembly plants, nine assembly plants in Michigan and one in Mississippi. CN also has access to parts production facilities in both the U.S. and Canada. CN’s broad coverage enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. CN has the most direct rail link from southern Ontario to the Chicago gateway, providing efficient service in this time-sensitive sector. The St. Clair tunnel provides the ability to handle the tallest multi-level vehicle carriers as well as maximum clearance for stacking vehicle frames. With the IC network, CN offers single-line service through Chicago to a variety of other interchange locations for automotive traffic. CN’s marketing alliance with KCS provides automotive customers with single-line service between facilities in Canada and Mexico.

3.3    TECHNOLOGY

CN runs a 7 days a week, 24 hours a day operation, servicing all of Canada and central U.S. The infrastructure that supports CN’s operations includes large central mainframe computers running major operational applications, geographically distributed servers supporting process control and specialized applications, as well as standard PC workstations connected to Local Area Networks ("LANs"). This network, as well as the internal telephone network, railroad signals and radio systems all share basic communications services on a Company-owned, high capacity fiber network, supplemented with public facilities as required. CN’s customers, vendors and partners tie into this network through highly secured internet, direct connect or third party communication links, providing CN with the ability to conduct business electronically with its critical business customers and contacts.

With heightened security alerts, CN has focused intensely since 2002 on its disaster recovery and system security capabilities. CN participates in the Rail Security councils for North America through the Association of American Railroads and performs annual disaster recovery simulations to ensure that this capability remains up to date.

In 2002, the infrastructure was enhanced as CN completed its move to upgrade its LAN servers to Windows 2000 and commenced the rollout of Windows XP to the desktop. This will allow CN to move to a locked down desktop environment that will facilitate improved remote management of the desktop and ensure compatibility for major investments it has made in SAP, E-Business and its Customer Relationship Management Systems in the recent past.

CN’s commitment to become more productive and efficient is being realized through leading-edge technology, including its ongoing SAP implementation, which has replaced and consolidated the information and functions performed by more than 70 CN computer systems since 1998. In 2002, CN completed phase III of SAP. This provided state of the art systems and processes in the areas of plant maintenance for its Engineering function and equipment maintenance and repair for its Mechanical function. This phase was successfully completed and complements its previous successful SAP implementations in the areas of Financial, Human Resources, Payroll and Procurement completed in 2001. This positions CN as one of the few North American Class 1 Railroads that have successfully replaced back office legacy systems.

CN has commenced its planning for the systems integration of the recently acquired WC railroad. This project will result in the replacement of WC’s current systems with CN’s own portfolio of applications. As with its previous merger with IC, CN will undertake this initiative in a carefully planned manner so as not to affect its operations, customers or partners. The project will also deliver six new areas of functionality across CN designated to drive more value from SAP such as inventory optimization and facility and environmental asset maintenance. CN’s plan in respect of WC is to implement SAP and SRS (traffic systems) during 2003.

CN continued to invest in its E-business capabilities providing enhancements to existing applications such as the transit calculator, shipment tracking and electronic invoicing and payment. In 2002, CN also implemented enhanced internet-based shipment tracking and management capabilities for paper products moving through North America. CN continued to enhance its Customer Relationship Management capabilities providing enhanced pricing and rate publication capabilities, opportunity analysis and improved customer intelligence.

To further improve safety and efficiency, CN started the redesign of its train signaling and dispatch systems in 2002. This multi-year project will replace CN’s current dispatch systems with state of the art technology.

CN will continue to implement and leverage strategic investments in information technology that will help to improve CN’s already industry leading practices in safety, reliability and customer service.

3.4     LABOUR

3.4.1     Canada

As of December 31, 2002, CN employed a total of 15,235 employees in Canada.

Labour agreements covering approximately 97% of CN’s Canadian unionized workforce will expire on December 31, 2003. The small remainder of employees are governed by collective agreements (ACR, NQISL) that expire in 2004 or later. Either the trade union(s) or the Company may, effective September 1, 2003, require the other party to the collective agreement to formally commence collective bargaining for the purpose of renewing or revising their collective agreement(s).

Where formal notice to bargain has been given, the union and the Company shall, without delay, meet and commence to bargain collectively in good faith and make every reasonable effort to enter into collective agreements. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before January of 2004.

CN is optimistic that it will be able to have all its collective agreements renewed and ratified without any major disruptions. However, there can be no assurance that there will not be any strikes or lockouts, or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

3.4.2    United States

As of December 31, 2002, CN employed a total of 6,879 employees in the United States.

The U.S. properties of CN include the Grand Trunk Western, the Duluth, Winnipeg and Pacific ("DWP"), the Illinois Central, Chicago, Central and Pacific (‘’CCP’’) and the recently acquired WC. Unlike other US Class 1 railroads who bargain on a collective national basis, CN prefers to conduct local negotiations as it better addresses both employee and the Company’s issues.

There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention. CN’s management believes the potential mutual benefits of local bargaining outweigh the risks. Evidence of this was the achievement of break-through collective agreements with several unions, representing train and engine service employees, which replaced the traditional mileage-based wage systems and work rules in existence in the Class I railroad industry for decades by an hourly wage system.

As of April 2003, the Company had in place agreements with bargaining units representing the entire unionized workforce at IC, GTW, DWP and CCP, and 68% of the unionized workforce at WC. These agreements have various durations ranging from the end of 2003 to 2005. Several of these agreements are currently under renegotiation and several will open for negotiation in 2003.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached or the processes under the Railway Labor Act (U.S.) have been exhausted, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be such work action or that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

3.5    FACILITIES, RIGHT-OF-WAY, ROLLING STOCK AND EQUIPMENT

Unless otherwise indicated, the following information excludes WC for periods prior to October 9, 2001.

CN’s main facilities are described in Exhibit B to this Annual Information Form.

As of December 31, 2002, CN operated the following track as part of its rail operations:

		Jointly		Trackage
	Owned	Owned	Leased	Rights	Total

			(miles)
Main track	19,469	90	11	709	20,279
Passing siding	1,571	9	1	52	1,633
Spurs, sidings and yard tracks	5,934	135	18	1,344	7,431

Total	26,974	234	30	2,105	29,343

CN’s entire rail network is standard gauge. As of December 31, 2002, 8,839 miles of main track had centralized traffic control. In addition, 1,035 track miles had automatic block signals.

The following table sets forth certain information with respect to CN’s track for the last three years:

		Year ended December 31

		2002	2001(1)	2000

	Rail laid or relaid (track miles)	348	300	303
	Ties installed (thousands)	711	773	820

(1)	Excluding WC.

Yards are located at various points along the lines, including large classification yards in Montreal, Quebec; Toronto, Ontario; Winnipeg, Manitoba; Vancouver, B.C.; Edmonton, Alberta; Battle Creek, Sault St. Marie, Michigan; Neenah, Fond du Lac and Stevens Point, Wisconsin, Centralia, Champaign and Markham, Illinois; Memphis, Tennessee and Jackson, Mississippi. Locomotive and freight car servicing and repair facilities are also located at various points on the network whereas heavy repair and rebuilding facilities are located in Winnipeg, Manitoba, Homewood and Centralia, Illinois and Fond du Lac, Wisconsin.

The table below shows other relevant information for the last three years:

	Year ended December 31

	2002	2001	2000

Train accidents per million train miles(1)	2.0	2.0	2.1
Injury frequency rate per 200,000 person hours(1)	3.0	4.4	5.5

(1) Based on U.S. Federal Railroad Administration criteria.

CN owned and leased the following units of railroad rolling stock as of December 31, 2002 (including WC):

	Owned(1)	Leased(2)(3)	Total

Diesel locomotives
Road	1,245	228	1,473
Yard	439	-	439

Total	1,684	228	1,912

Freight cars
Box	14,959	14,033	28,992
Gondola	6,056	3,214	9,270
Hopper – open top	1,270	3,357	4,627
Hopper – covered	7,347	19,191	26,538
Flat – multilevel	2,108	480	2,588
Flat – other	6,831	6,079	12,910
Tank	35	153	188
Other(4)	3,764	881	4,645

Sub-total Revenue Cars	42,370	47,388	89,758

Caboose/Passenger	151	24	175
Work equipment cars	3,760	6	3,766

Total freight cars	46,281	47,418	93,699

(1)	Includes units under capital leases.
(2)	Includes long-term and short-term leases.
(3)	Includes 405 coal gondolas and 8,817 grain hopper cars assigned to the Company by customers, and by the Government of Canada and provincial governments, respectively.
(4)	“Other” revenue cars includes ballast cars which are classified as revenue cars for such potential use and refrigerator cars plus cars pending sale or disposal.

The Company expects to meet service demands with improved car management utilization while continuing to optimize the number of cars in its fleet. Refurbishing of bad order cars generally will continue to precede acquisition of new cars of the same type.

The following table details, for the years listed, the acquisitions and retirements of equipment used in CN’s rail operations. Acquisitions include equipment financed under capital leases, grain and coal cars owned by others but assigned to CN as well as second-hand equipment and remanufactures of equipment. Retirements relate solely to owned equipment. Although the Company’s strategy involves increased utilization of its fleet, the Company continues to selectively acquire new cars to meet the demands of specific markets.

	Year ended December 31

	2002	2001(1)	2002

Acquisitions
Locomotives	30	-	40
Freight cars	668	1,287	2,508

Retirements
Locomotives	105	103	183
Freight cars	2,271	1,731	2,008
(1) Excluding WC.

During 2001, CN negotiated the purchase of 60 General Electric Dash 9 (4,400 horsepower) locomotives. Thirty (30) of these units were delivered in late 2002, with the remaining scheduled for delivery in 2004.

The expected useful life of new locomotives, depending on horsepower and use, ranges from 20 to 40 years. Remanufacture can add up to 25 years for certain uses. The expected useful life of new freight cars is 40 years. A used car can be rebuilt but no car can be used under applicable regulations if it is older than 50 years.

The average age of equipment in CN’s operations as at December 31, 2002 was 16.7 years for locomotives (based on a Canadian definition which assumes the age is reset upon remanufacture) and 24.4 years for freight cars.

The Company believes that its rail network and equipment are maintained adequately and that no significant rehabilitation is required to accommodate increased volume. The Company maintains insurance coverage for its rail and non-rail operations, which the Company believes is comparable in terms of amounts and coverage to that maintained by other major railroads in North America.

The following table shows the capital and maintenance expenditures (excluding depreciation and rent but including labour and materials) of CN for the years indicated:

	Year ended December 31

	2002	2001	2000

	(in million $)
Capital expenditures

Roadway	434	541	532
Equipment	251	120	224

Total	685	661	756

Maintenance expenditures

Roadway	594	571	555
Equipment	539	516	495

Total	1,133	1,087	1,050

3.6    PASSENGER RAIL SERVICES

Inter-city passenger trains in Canada are operated in the most part by VIA Rail Canada Inc. (“VIA”), a corporation owned by the Government of Canada. Where VIA operates over CN infrastructure, CN provides the roadbed and related facilities and services for operations of these trains under commercial contracts. In anticipation of CN’s ceasing to be owned by the Government of Canada in November 1995, CN and VIA agreed to review existing agreements. As a result, CN entered into new agreements with VIA on an arm’s-length, commercial and fair basis to continue arrangements with regard to facilities and services that were integral to VIA’s operations. With the acquisition of WC, CN provides by Canadian federal contract an intercity passenger service between Sault Ste. Marie and Hearst, Ontario, a distance of about 296 miles. CN also provides certain commuter train services in Montreal, Quebec and Toronto, Ontario under contract with transit authorities. In addition, CN provides access to several seasonal tour operators, including a CN passenger tour train operating between Sault Ste. Marie, Ontario and the Agawa Canyon, a distance of about 114 miles. Total collectable revenues attributable to passenger train services and associated services amounted to $120.4 million in 2002. CN’s passenger service operations contribute to its operating income.

The National Railroad Passenger Corporation (AMTRAK), a corporation subsidized by the United States federal government operates inter-city passenger trains in the United States. IC and GTW provide roadbed and ancillary facilities under separate Operating Agreements dated February 1, 1995 and April 16, 1971, respectively. Operating expense reimbursements attributable to AMTRAK service in 2002 was about US$1.4 million on IC and another US$0.3 million on Grand Trunk Western.

3.7    SAFETY

In 2002, CN’s train accident ratio, using the U.S. Federal Railroad Administration (“FRA”) reporting basis, remained at 2.0 per million train miles, unchanged from its 2001 ratio including WC. This was nonetheless an improvement versus the 2001 pro-forma performance of 2.2 per million train miles, assuming the acquisition of WC had occurred on January 1, 2001. CN continues to be one of the safest railroads in North America.

In 2002, CN achieved a major improvement in personal injuries. An FRA ratio of 3.0 per 200,000 person hours was achieved in 2002, which represents a 32% reduction versus the 2001 ratio of 4.4.

The Company continues to reinforce its ongoing commitment to safety by implementing and updating a systematic safety action plan with the active involvement of all its Divisions. The safety plan encompasses people, process and equipment while leveraging on the active participation of supervisors and health and safety committees to focus on prevention. A significant component of CN’s safety plan involves the implementation of Best Safety Practices, which represent the most effective means of minimizing risk developed by all of CN’s Divisions and through industry benchmarking.

Substantial investments are being made in training as well as equipment wayside detection where the distance between hot box detectors has been reduced from 25 to 15 miles on key corridors. The acquisition of wheel profile detectors and the enhancement of our monitoring process for wayside and wheel impact detectors is expected to further minimize the risk of rail accidents.

CN is a leader in Responsible Care®, being the first transportation company in Canada to achieve certification. The Responsible Care® initiative will continue to be actively progressed systemwide with the objective of continuously improving in the areas of health and safety, environment and community outreach. The recently refurbished CN 911 tank car will continue to be used along the entire CN network for training employees and others involved in emergency response.

The successful implementation of the safety integration plan for the IC merger was concluded in 2001 with the FRA praising it as a model document for the industry. Following CN’s acquisition of WC, a similar safety integration plan was prepared for WC, which is currently being successfully implemented.

3.8     REGULATION

The Company’s rail operations in Canada are subject to regulation as to (1) rate setting and network rationalization by the Canadian Transportation Agency (the “Agency”) under the Canada Transportation Act (Canada) (the “CTA”), and (2) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation by the STB (successor to the Interstate Commerce Commission) and the FRA.

3.8.1    Canadian Regulation

The CTA gives the railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions aimed at protecting shippers. These shipper protections include, inter alia, interswitching, final offer arbitration and competitive line rates. Pursuant to interswitching provisions, all shippers within a 30 km radius (approximately 19 miles) of an interchange between two federally regulated railroads have access to both at a prescribed interswitching rate. Final offer arbitration is used in cases of rate disputes between a shipper and railroad and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. Competitive line rate provisions can be invoked to require an originating railroad to issue to a shipper with sole rail access, a rate covering the movement to the nearest junction with another railroad according to predetermined formulae.

The CTA permits confidential contracts. Furthermore, railroads are subject to common carrier obligations for their services and, in case of breach, shippers may seek redress from the Agency. However, these shipper protections, except for final offer arbitration, are subject to the requirement for the applicant to demonstrate that the shipper would suffer “substantial commercial harm” if the Agency did not intervene.

The CTA encourages the sale of lines to short-line operators and facilitates abandonment. The railroads are required to publish a three-year plan for sales and abandonments. For abandonment, the line must be advertised as being for sale to the public and, if no interest is shown, offered specifically for sale to applicable federal, provincial and municipal governments. The entire process is intended to take at most nine months. Legislation currently in force in the provinces of British Columbia and Saskatchewan requires a corporation’s successor by merger or purchase of assets to assume the predecessor’s labour arrangements. These “successor rights” therefore limit the Company’s ability to dispose of routes to intraprovincial short-line operators in such provinces. The Company has considered provincial successor rights legislation in identifying routes for rationalization.

The Company’s operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labour regulations, which are in many respects similar when comparing Canadian and U.S. regulations.

3.8.2    CTA Review

Periodically, there is a comprehensive review of the effectiveness of the CTA and other statutes related to the economic regulation of transportation. A five-member CTA Review Panel was established in June 2000 to conduct the review through research and consultations with purchasers and suppliers of transportation services and other parties. The CTA Review Panel issued an interim report in December 2000 and a final report, including recommendations, to the federal Minister of Transport at the end of June, 2001. This review revisits many important issues for CN, including forced access, competitive access rates, and fiscal equity across modes of transportation. Subsequently, the Minister of Transport launched a broad consultation process, commonly referred to as the “Blueprint Process” which, combined with the review considerations, resulted in the Minister of Transport releasing on February 25, 2003, a policy document entitled Straight Ahead – A Vision for Transportation in Canada, which provides specific direction and calls for action in various areas of transportation and tabling Bill C-26 in the House of Commons, being an Act to amend the Canada Transportation Act and the Railway Safety Act, and to enact the VIA Rail Canada Act. The proposed legislative amendments are being considered by a committee of the House of Commons and, thereafter, are to be submitted to Parliament for enactment. No assurance can be given that any future legislative action by the federal government will not materially adversely affect the Company’s position or results of operations.

3.8.3    U.S. Regulation

The STB has jurisdiction over, amongst other things, service levels, carrier practices, car compensation, and limited jurisdiction over carrier rates. It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, extension, or abandonment of rail lines, railroad consolidations, and labour protection provisions in connection with the foregoing. The STB’s jurisdiction over rail transportation, including intrastate rail transportation, is exclusive, pre-empting other remedies under federal and state law.

The FRA has jurisdiction over railroad safety and equipment standards, and most rail safety regulation is handled at the federal level. In contrast to the exclusive role of the STB over railroad economic regulation, however, State and local regulatory agencies have jurisdiction over certain local safety and operating matters and these agencies are becoming more aggressive in their exercise of jurisdiction. State legislatures have also recently enacted new laws in this regard that are intended to regulate railroads more extensively.

Government regulation of the railroad industry is a significant determinant of the competitiveness and profitability of railroads. Deregulation of certain rates and services, plus the ability to enter into confidential contracts, pursuant to the Staggers Rail Act of 1980 (the “Staggers Act”), has substantially increased the flexibility of railroads to respond to market forces and has resulted in highly competitive rates. Various interests have sought and continue to seek reimposition of government controls on the railroad industry in areas deregulated in whole or in part by the Staggers Act. Additional regulation, changes in regulation and re-regulation of the industry through legislative, administrative, judicial or other action could materially affect the Company.

Following an extended review, in June 2001 the STB issued new regulations governing mergers between Class 1 Railroads. CN had recommended higher public interest standards for mergers and the new regulations effectively raised the bar for the quality of customer service in all future major railroad mergers. The Board also agreed with CN that U.S.-based railroads would be treated the same as foreign-headquartered railroads under its merger rules.

3.8.4     Canada U.S. Customs and U.S. Homeland Security

In October 2002, CN became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security regarding goods exported to the U.S. CN is also designated as a low-risk carrier under the Customs Self-Assessment ("CSA") program, a new Canada Customs and Revenue Agency (CCRA) program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada. In addition, the Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and Canadian Pacific Railway entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Customs and Revenue Agency (CCRA), requiring advance notice of manifest information of U.S.-bound traffic (eventually applicable to shipments of all modes) and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities.

3.9     ENVIRONMENTAL MATTERS

The Company’s operations in Canada and the United States are subject to extensive federal, provincial, state and municipal regulation under environmental laws and regulations concerning, amongst other things, emissions to the air, discharges to waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and aboveground storage tanks, and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations, real estate ownership, operation or control and other commercial activities of the Company with respect to both current and past operations.

Federal, provincial, state and local authorities continue to be increasingly active in the area of environmental legislation and its enforcement. The new regulations and active intervention by those different levels of government can be expected to affect the Company in the future and may increase the Company’s future environmental costs. In addition, the Company’s ongoing efforts to identify and address potential environmental concerns that may be associated with many of its properties may result in the identification of additional environmental costs and liabilities. As a result of all of the foregoing, the Company has in the past and will in the future continue to make substantial expenditures relating to environmental compliance issues and to the assessment and remediation of environmental conditions on its rail and general real estate properties and properties previously owned or operated by the Company. The insurance policies maintained by the Company have environmental exclusions; however, the Company does have coverage for discharges of an accidental and sudden nature.

3.9.1    Canada

In addition to the general areas of potential liability discussed above, there are specific environmental concerns relating to Canada. In Canada, environmental legislation can be adopted by both federal and provincial governments in their respective spheres of competence. The Company has operated the larger of Canada’s two principal railways since the incorporation of the Company in 1922. Because of the nature of the operations of the Company, the date from which such operations began and the constitutional distribution of powers between the federal and provincial governments, some parts of federal, provincial and municipal environmental legislation may not be applicable in all circumstances to the railway operations of the Company or, in some instances, for various reasons, to its real estate.

In Canada, the matter of environmental permits for the Company is complex because of an overlap between federal and provincial jurisdictions. When projects require approval by federal regulatory authorities, environmental impact assessments are undertaken in accordance with federal requirements. Provincial and municipal environmental legislation may be applicable to railway activities if such legislation does not aim to regulate the management or operations of railways. Therefore, the Company does not apply systematically for provincial, municipal or local environmental permits for its railway operations in Canada except (i) where obtaining and complying with such permits would not interfere with the operations or management of its railway activities, (ii) where permitting issues were primarily of a provincial, municipal or local nature, (iii) where the Company or the governmental authority thought it was necessary to obtain such permits to continue minor aspects of its railway operations or maintenance, or (iv) where the absence of a permit may affect a third party (such as a customer or a supplier). Because of the multiple jurisdictions involved and the extensive provincial legislative authority to regulate environmental matters, there can be no assurance that additional provincial, municipal or local environmental permits will not be required in the future. The Company may incur additional expenses or changes in its operations if such additional permits were to be required in the future.

3.9.2    United States

In addition to the general areas of potential liability discussed above, the Company may incur other environmental liabilities with respect to its U.S. operations. The U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and similar state laws (known as state Superfund laws) impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site and persons that arranged for the disposal or treatment of hazardous substances. Liability is imposed on a joint and several basis, which means one Company could be held responsible for all costs even if other parties contributed to the contamination. In addition, other potentially responsible parties, adjacent landowners or other third parties, may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws.

The Company owns or previously owned or has been named as a potentially responsible party (“PRP”) by virtue of its activities with respect to certain properties that are the subject of claims by the federal government or by a state under CERCLA or a state Superfund statute.

3.9.3    Future Costs

The Company’s total costs for environmental matters cannot be predicted with certainty due, amongst other things, to the various issues described above, as well as to incomplete technical information concerning environmental conditions at many sites and changing regulatory requirements. The Company regularly reviews potential environmental costs and liabilities which might be incurred by the Company in either Canada or the United States as a result of the Company’s ongoing review of environmental matters or due to the various environmental regulations and issues described above. The Company has not materially changed its methodology for identifying and estimating environmental liabilities likely to be incurred in the next five years.

The Company estimates that capital expenditures for compliance and clean-up costs relating to environmental matters is expected to be similar to that of previous years. The Company also anticipates that it will incur up to approximately $106 million in additional remediation costs relating to environmental matters within the next five years and has made provisions relating to these remediation costs. In addition, the Company expects to incur other expenses, which may be considered environmental costs. Such other costs, however, are inextricably intertwined in the Company’s operational budget and are not accounted for separately.

The Company has accrued for environmental matters with respect to compliance costs and operating and non-operating properties, as well as for certain properties previously sold, based on the costs estimated to be incurred when such costs are likely to occur and when amounts (or at least a minimum amount) can be estimated based on available information. To date, the Company’s ongoing efforts to identify and address potential environmental concerns that may be associated with its properties or other events may lead to future environmental investigations which may result in the identification of additional environmental costs and liabilities. Due to the lack of technical information available with respect to specific sites, the absence of any governmental or third party orders or claims with respect to particular sites, the potential for development of new laws and remediation technologies and uncertainty regarding the timing of the work and the ability to recover costs from any third parties, the probability of particular additional liabilities occurring, the likelihood of any such additional costs being incurred or whether such costs would be material to the Company cannot be determined at this time and therefore no provisions have been made with respect to environmental matters which might arise during any period beyond the next five years. Therefore, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. However, the Company believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position.

3.10    LEGAL

3.10.1     General

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other Canadian legal actions, the Company maintains, and regularly updates, on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, amongst others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has changed certain of these assumptions, which have not had a material effect on its results of operations. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to a significant increase in the Company’s personal injury expense in recent years. In view of the Company’s growing presence in the

United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims in the fourth quarter of 2002.

Under the actuarial-based approach, the Company accrues the cost for expected personal injuries and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

Under the case-by-case approach, the Company was accruing the cost for claims as incidents were reported based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations.

The Company’s expenses for personal injury and other claims, net of recoveries, and including the above-mentioned charge, were $393 million in 2002 ($78 million in 2001 and $60 million in 2000) and payments for such items were $156 million in 2002 ($149 million in 2001 and $111 million in 2000). As of December 31, 2002, the Company had aggregate reserves for personal injury and other claims of $664 million ($430 million at December 31, 2001).

3.10.2    Aboriginal Claims

CN and its predecessor companies have acquired lands throughout Canada from the Crown, including certain lands contained in aboriginal reserves. A portion of the Company’s network, primarily in British Columbia, is currently operated on these lands.

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

As the issues surrounding aboriginal claims are complex and involve not only private interests but fiduciary and other obligations of the Government of Canada, CN has agreed with the Government not to sell or otherwise dispose of land which is not essential to its rail operations and which is located in or adjacent to an aboriginal reserve, unless each of CN and the Government are satisfied that there is no legitimate aboriginal claim with respect to such land. In addition, CN has agreed to convey to the Government, for no consideration, any land not integral to its rail operations which may be necessary to settle legitimate aboriginal claims with respect to such land, or lands which were formerly reserve lands and which have become non-rail assets. The Government of Canada, for its part, has agreed that it will provide the necessary compensation for settlement of legitimate aboriginal claims which would otherwise result in CN having to relinquish land essential to its rail network, unless such claims arise out of or are substantially based upon wilful, known, negligent or fraudulent acts or omissions of CN which adversely affected the rights or interests of aboriginal people.

ITEM 4    SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

4.1     SELECTED THREE-YEAR ANNUAL CONSOLIDATED FINANCIAL INFORMATION

The selected financial data presented below for each of the years in the three-year period ended and as of December 31, 2002 under both Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”) were derived from the consolidated financial statements incorporated by reference herein, which have been audited by KPMG LLP, independent auditors, for the years 2002, 2001 and 2000. Unless otherwise indicated, the financial data is presented on the basis of Canadian GAAP.

	Year ended December 31

	2002	2001(2)	2000

	(in million $, except per share data)
Canadian GAAP(1)

Income Statement Data:
Revenues	6,110	5,652	5,446
Operating expenses(3)	4,994	4,286	4,061
Operating income	1,116	1,366	1,385
Interest expense	353	312	295
Other income	76	65	126

Net income	571	727	774
Basic earnings per share	$2.87	$3.72	$3.91
Diluted earnings per share	$2.82	$3.62	$3.82
Dividend declared per share	$0.86	$0.78	$0.70

Balance Sheet Data (at end of period)(4):
Cash and cash equivalents	25	53	19
Total assets	18,924	18,788	15,119
Long-term debt (excluding current portion)	5,003	5,764	3,886
Shareholders’ equity	6,627	6,361	5,639

U.S. GAAP

Income Statement Data:
Revenues	6,110	5,652	5,428
Operating expenses(3)	4,641	3,970	3,780
Operating income	1,469	1,682	1,648
Interest expense	361	327	311
Other income	76	65	136

Net Income	800	1,040	937
Basic earnings per share	$4.07	$5.41	$4.81
Diluted earnings per share	$3.97	$5.23	$4.67
Dividend declared per share	$0.86	$0.78	$0.70

Balance Sheet Data (at end of period):
Cash and cash equivalents	25	53	15
Total assets	21,738	21,223	17,314
Long-term debt (excluding current portion and	5,003	6,130	4,231
including convertible preferred securities)
Shareholders’ equity	8,369	7,488	6,598

(1)	The Company’s consolidated financial statements, from which the data is derived, are prepared on the basis of Canadian GAAP, which are different in some respects from U.S. GAAP, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities.
(2)	The 2001 figures include WC from October 9, 2001.
(3)	Included in operating expenses was a fourth quarter 2002 charge of $281 million to increase the Company’s U.S. personal injury and other claims liability and workforce reduction charges of $120 million and $98 million in 2002 and 2001, respectively.

Also included in operating expenses is depreciation and amortization expense. The Company follows the group method of depreciation and, as such conducts comprehensive depreciation studies generally every three years to assess the reasonableness of the depreciable lives of properties based upon current information, including actual results of prior years. In 2001, such a study was conducted for the Company’s Canadian properties.

Under U.S. GAAP, the study revealed that estimated depreciable lives for certain asset types had increased, and therefore, those asset lives have been extended prospectively, resulting in a reduction to depreciation and amortization expense of $44 million in 2001.

Under Canadian GAAP, the study did not have a significant effect on depreciation expense as the benefit of increased depreciation lives was offset by deficiencies in certain accumulated depreciation balances.
(4)	The 2000 figures were restated to conform to the amended recommendations of the Canadian Institute of Chartered Accountants’ Section 1650 “Foreign Currency Translation”, which required retroactive restatement of all prior period financial data presented.

	Year ended December 31

	2002	2001 (1)	2000

Operating Data:

Operating ratio(2) (3)
Canadian GAAP (in %)	81.7	75.8	74.6
U.S. GAAP (in %)	76.0	70.2	69.6
Total carloads (thousands)	4,164	3,821	3,796
Revenue ton miles of freight traffic (millions)(4)	159,876	153,095	149,557
Freight revenue per revenue ton mile (cents)(5)	3.69	3.56	3.50
Active railway employees (average during period)(6)	23,190	22,668	22,457
Revenue ton miles per average number of employees (thousands)	6,894	6,754	6,660
Carloads per average number of employees	179.6	168.6	169.0
Freight revenue per average number of employees (thousand $)	254	241	233
Fuel consumption (liters in millions)	1,420	1,328	1,292
Fuel consumption (U.S. gallons in millions)	375	351	341
Average fuel price
(Cdn $ per liter)	0.32	0.36	0.33
(Cdn $ per U.S. gallon)	1.20	1.35	1.24
Average length of haul (miles)	611	628	628
Route-miles at period end (includes Canada and the U.S.)	17,821	17,986	15,532
Track miles at period end	29,343	29,620	26,931

(1)	Includes WC from October 9, 2001.
(2)	Operating ratio represents total rail operating expenses as a percentage of total rail revenues. The operating ratio is a measure of operating performance commonly disclosed in the railroad industry that provides a useful basis for year-over-year comparison.
(3)	Includes a fourth quarter 2002 charge of $281 million to increase the Company’s U.S. personal injury and other claims liability and workforce reduction charges of $120 million and $98 million in 2002 and 2001, respectively.
(4)	Revenue ton miles represents the product of the weight of freight carried for hire and the miles such freight traveled (including across another railroad’s trackage pursuant to a haulage agreement).
(5)	Freight revenue per revenue ton mile represents freight revenues divided by revenue ton miles.
(6)	Excludes non-productive rail employees (employees on employment security status, furlough board, non-essential brakemen and employees on leave of absence) and those employed in non-rail units of the Company. Includes temporary employees.

4.2    SELECTED TWO-YEAR QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

	2002

	First Quarter	Second Quarter	Third Quarter	Fourth(1) Quarter

	(Unaudited, in million $, except per share data)
Canadian GAAP
Revenues	1,509	1,551	1,503	1,547
Operating income	372	385	362	(3)
Net income	211	212	187	(39)

Basic earnings per share (2)	$1.08	1.08	0.93	(0.20)
Diluted earnings per share (2)	$1.04	1.04	0.92	(0.19)
Dividend declared per share (2)	$0.215	0.215	0.215	0.215

	2001

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(Unaudited, in million $, except per share data)

Revenues	1,398	1,392	1,325	1,537
Operating income	362	245	331	428
Net income	271	40	178	238

Basic earnings per share (2)	$1.40	0.19	0.91	1.22
Diluted earnings per share (2)	$1.36	0.19	0.88	1.18
Dividend declared per share (2)	$0.195	0.195	0.195	0.195

(1)	In the fourth quarter of 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its liability for U.S. personal injury and other claims and a charge for workforce reductions of $120 million ($79 million after tax).
(2)	All per share data has been calculated using the weighted average number of common shares outstanding during the period.

4.3    DIVIDENDS

The Company has declared, and intends to continue declaring, dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.175 per share, starting with the first quarter of 2000, was increased to $0.195 per share, starting with the first quarter of 2001; to $0.215 per share, starting with the first quarter of 2002; and to $0.25 per share, starting with the first quarter of 2003. There can be no assurance as to the amount or timing of such dividends in the future.

ITEM 5     MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                  RESULTS OF OPERATIONS

A discussion and analysis by management of the financial condition and results of operations for the financial year ended December 31, 2002 (U.S. and Canadian GAAP) is presented under the item “Management’s Discussion and Analysis” on pages 31 to 48 (U.S. GAAP) and on pages 74 to 92 (Canadian GAAP) of the Company’s 2002 Annual Report, which item is incorporated herein by reference.

ITEM 6    MARKET FOR SECURITIES

CN’s common shares are listed on both The Toronto Stock Exchange and the New York Stock Exchange under the stock symbols CNR and CNI, respectively.

ITEM 7    DIRECTORS AND EXECUTIVE OFFICERS

7.1    DIRECTORS

The information with respect to directors, which appears on pages 5 to 8 of the Company’s Management Proxy Circular (the “Circular”) dated March 4, 2003, under the heading “Election of Directors”, is incorporated herein by reference.

7.2    EXECUTIVE OFFICERS

As of the date hereof, the following are the senior executive officers of the Company:

Name	Position and Municipality of Residence

E. Hunter Harrison	President and Chief Executive Officer
Burr Ridge, Illinois, United States

Tullio Cedraschi	President and Chief Executive Officer,
CN Investment Division
Montreal, Quebec, Canada

Les P. Dakens	Senior Vice-President, People
Montreal, Quebec, Canada

Sean Finn	Senior Vice-President, Public Affairs,
Chief Legal Officer and Corporate Secretary
St-Lambert, Quebec, Canada

James M. Foote	Executive Vice-President, Sales and Marketing
Chicago, Illinois, United States

Keith L. Heller	Senior Vice-President, Eastern Canada Division
Thornhill, Ontario, Canada

Jack T. McBain	Senior Vice-President, Operations
Sherwood Park, Alberta, Canada

Claude Mongeau	Executive Vice-President and Chief Financial Officer
Boucherville, Quebec, Canada

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed, subject to resignation, retirement or removal by the Board of Directors.

For the past five years each of the senior executive officers of the Company has held the principal occupation indicated above or other positions within the Company or its affiliates except as follows: Les P. Dakens was appointed Senior Vice-President, People in January 2003 and, prior to that, he was Senior Vice-President, Corporate Services of CN since June 2001; prior thereto, he was Vice-President, Human Resources and Administration, Heinz North America; E. Hunter Harrison was appointed President and Chief Executive Officer of the Company effective January 1, 2003, prior to which he was Executive Vice-President and Chief Operating Officer of the Company since March, 1998. He was also President and Chief Executive Officer and a director of Illinois Central Corporation prior to March 1998.

As of February 28, 2003, the directors and executive officers, including the above senior executive officers, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 5.4 million Common Shares, representing approximately 2.8% of the outstanding Common Shares.

ITEM 8    ADDITIONAL INFORMATION

8.1    EXECUTIVE COMPENSATION; FINANCIAL INFORMATION

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Circular. Additional financial information is provided in the Company’s Consolidated Financial Statements included in the 2002 Annual Report.

8.2     UNDERTAKING TO PROVIDE DOCUMENTS

The Company will, upon request to the Corporate Secretary of the Company, 935 de La Gauchetière Street West, 16th Floor, Montreal, Quebec H3B 2M9, provide to any person or company, the documents specified below:

(a)	when the Company is in the course of a distribution of its securities under a short form prospectus, or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities;
	(i)	one copy of the Company’s latest annual information form, together with one copy of any document or the pertinent pages of any document, incorporated therein by reference;
	(ii)	one copy of the comparative Consolidated Financial Statements of the Company for the most recently completed financial year for which financial statements have been filed, together with the Auditors’ Report thereon, and one copy of any interim financial statements of the Company for any period after its most recently completed financial year;
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
(b)	at any other time, the Company shall provide to any person or company one copy of any of the documents referred to in subparagraphs (a)(i),(ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a holder of the Company’s securities.

8.3    AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

The Auditors’ Report and Consolidated Financial Statements included on pages 49 to 72 (U.S. GAAP) and 93 to 117 (Canadian GAAP) of the Company’s 2002 Annual Report are incorporated herein by reference.

8.4    FACTORS FOR FORWARD-LOOKING INFORMATION

The United States Private Securities Litigation Reform Act of 1995 (the “Act”) provides a “safe harbor” for “forward-looking statements” to encourage companies to provide prospective information, so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Except for historical information, certain statements contained in this annual information form and annual report filed on Form 40-F with the U.S. Securities and Exchange Commission may be “forward-looking statements” within the meaning of the Act. In order to take advantage of the “safe harbor” provisions of the Act, the Company identified the important factors set forth below that could affect the Company’s actual results and cause such results to differ materially from those projected, forecasted, estimated, budgeted or otherwise expressed by the Company in forward-looking statements made by or on behalf of the Company. Reference is made to Exhibit A hereto for additional discussion of the foregoing factors.

(1)	Significant competition may lead to reduced volumes and revenues and narrower profit margins.
(2)	Significant environmental regulatory compliance and clean-up costs and unforeseen environmental liabilities and costs may adversely affect the Company’s liquidity.
(3)	The outcome of outstanding or pending legal actions cannot be predicted with certainty.
(4)	The outcome of the current labour negotiations of certain of the Company’s labour agreements is uncertain.
(5)	New legislative, administrative or judicial actions that constrain market forces may have a material adverse effect on the Company’s competitive position and profitability.
(6)	A sustained increase in fuel prices may have a negative impact on the Company’s earnings and cash flow.
(7)	Substantial ongoing capital expenditures may require the Company to seek additional financing or reduce dividends.
(8)	Changes in the exchange rate between the Canadian dollar and other currencies may adversely affect the Company’s results of operations.
(9)	Adverse economic conditions in the industries and geographic areas that produce and consume the freight the Company transports or the supplies it requires to operate may affect the Company’s results of operations.
(10)	International conflicts and potential terrorist actions may impact the Company’s results of operations.
(11)	Severe weather conditions, particularly in the winter months, may result in temporary halts or slowdown in train operations, which may lead to some revenue loss.

EXHIBIT A

     CAUTIONARY STATEMENTS FOR PURPOSES OF THE
“SAFE HARBOR” PROVISIONS OF THE UNITED STATES
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The U.S. Private Securities Litigation Reform Act of 1995 (the “Act”) provides a “safe harbor” for “forward-looking statements” to encourage companies to provide prospective information, so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statement(s). Canadian National Railway Company (the “Company”) wishes to take advantage of the safe harbor provisions of the Act.

Except for historical information, the Company’s annual information forms and annual reports filed on Form 40-F with the U.S. Securities and Exchange Commission (including the annual information form and annual report on Form 40-F for the year ended December 31, 2002 to which this exhibit is appended), the Company’s current reports on Form 6-K, periodic press releases, as well as other public documents and statements, may contain forward-looking statements within the meaning of the Act.

In addition, the Company and its representatives from time to time participate in speeches and calls with market analysts, conferences with investors and potential investors in the Company’s securities, and other meetings and conferences. Some of the information presented in such speeches, calls, meetings and conferences may be forward-looking within the meaning of the Act.

It is not reasonably possible to itemize all of the factors and specific events that could affect the Company and the railroad industry as a whole. In some cases, information regarding certain important factors that could cause actual results to differ materially from those projected, forecasted, estimated, budgeted or otherwise expressed in forward-looking statements made by or on behalf of the Company may appear or otherwise be conveyed together with such statements. The following additional factors (in addition to other possible factors not listed) could affect the Company’s actual results and cause such results to differ materially from those projected, forecasted, estimated, budgeted or otherwise expressed in forward-looking statements made by or on behalf of the Company.

Significant Competition. The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company, which operates the other major rail system in Canada, serving most of the same industrial and population centers as CN, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada, where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (“ICRR”), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, however, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the freight that otherwise could move by barge has traditionally been affected by the navigational conditions on the river.

In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry would not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Actual and Potential Environmental Liabilities. The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air, discharges into waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and above ground storage tanks and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations, real estate ownership, operation or control and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and cleanup requirements in its railway operations and relating to its past and present ownership, operation or control of real property.

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

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Legal Actions. In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease, and damage to property. The Company maintains, and regularly updates provisions for such items, which it considers to be adequate for all of its outstanding or pending claims.

In Canada, employee injuries are governed by workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on nature and severity of the injury. The Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries. Assumptions used in making such estimates are periodically reviewed and revised by the Company. For all other Canadian legal actions, the Company maintains, and regularly updates, on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act ("FELA") and represents a major expense for the railroad industry. In view of the Company’s growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims, from a case-by-case approach to an actuarial-based approach. Consequently, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

Under the actuarial-based approach, the Company accrues the cost for expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

Although the Company considers such provisions to be adequate for these matters, the final outcome with respect to actions outstanding or pending at March 31, 2003, or future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Potential Adverse Consequences of Labour Negotiations. Labour agreements covering a vast majority of Canadian unionized employees will expire on December 31, 2003. The small remainder of employees are governed by collective agreements (ACR, NQISL) that expire in 2004 or later. Either the trade union(s) or the Company may, effective September 1, 2003, require the other party to the collective agreement to formally commence collective bargaining for the purpose of renewing or revising their collective agreement(s).

Where formal notice to bargain has been given, the union and the Company shall, without delay, meet and commence to bargain collectively in good faith and make every reasonable effort to enter into collective agreements. Under the terms of the Canada Labour Code, (the governing legislation) no legal strikes or lockouts are possible before January of 2004.

CN is optimistic that it will be able to have all its collective agreements renewed and ratified without any major disruptions. However, there can be no assurance that there will not be any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

The U.S. properties of CN include the Grand Trunk Western, the Duluth, Winnipeg and Pacific (‘’DWP’’), the Illinois Central, Chicago, Central and Pacific (‘’CCP’’) and the recently acquired WC. Unlike other U.S. Class 1 railroads who bargain on a collective national basis, CN prefers to conduct local negotiations as it better addresses both employee and the Company’s issues.

There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention. CN’s management believes the potential mutual benefits of local bargaining outweigh the risks.

As of April 2003, the Company had in place agreements with bargaining units representing approximately 93% of the unionized workforce of CN’s U.S. operations. These agreements have various durations ranging from the end of 2003 to 2005.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Potential Business Constraints Resulting from Regulation. The Company’s rail operations in Canada are subject to regulation as to (1) rate setting and network rationalization by the Canadian Transportation Agency (the "Agency"), under the Canada Transportation Act (Canada) (the "CTA"), and (2) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation by the Surface Transportation Board (the "STB") (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labour, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contained numerous recommendations for legislative changes affecting all modes of transportation, including rail. Subsequently, the Canadian Minister of Transport released on February 25, 2003 its consultation document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, and to enact the VIA Rail Canada Act. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations will not materially adversely affect the Company’s financial position or results of operations.

Finally, the Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and Canadian Pacific Railway entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Customs and Revenue Agency (CCRA), requiring advance notice of manifest information of U.S.-bound traffic (eventually applicable to shipments of all modes) and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with CCRA, CBP, and other U.S. agencies, as above, no assurance can be given that future decisions by the U.S. government on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

Adverse Factors Affecting Fuel Price. Fuel represents an appreciable proportion of the Company’s annual operating expense. A sustained increase in fuel prices may have a negative impact on the Company’s earnings and cash flow. To mitigate the effects of fuel price changes on its operating margins and overall profitability the Company has adopted a systematic approach to its hedging activities, which calls for regularly entering into swap positions to cover a target percentage of future fuel consumption up to two years in advance.

Potential Adverse Consequences of Limited Cash. The Company’s business is capital intensive and requires substantial ongoing expenditures for, among other things, improvements to roadway, structures and technology, acquisition and repair of equipment and maintenance of the rail network. If the Company’s cash from continuing operations fails to cover capital expenditures for a sustained period, the Company may have to seek additional financing, reduce planned capital expenditures, reduce or eliminate dividends on its Common Shares or some combination of the foregoing.

Currency Risks. Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored.

Adverse Economic Conditions. In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. Many of the goods and commodities carried by the Company experience cyclicality in demand. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American cycles. The Company’s results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. The Company’s revenues are affected by prevailing economic conditions and should a major economic slowdown or recession occur in North America or other key markets or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected. Global as well as North American economic conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

Security. Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of trade across Canada and the United States. International conflicts can also have an impact on the Company’s markets.

Impact of Severe Weather Conditions. In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as CN customers. More recently, severe drought conditions in western Canada significantly reduced commodity revenues, principally grain.

EXHIBIT B

FACILITIES

SEE ATTACHED

B-2

Canadian National Railway Properties Inc.
CN Facilities Inventory as at March 31, 2003

	Location	Diesel Shops		Shops / Garages		Offices - Owned		Offices - Leased		Warehouse / Office		Station / Other		TOTAL

		#	Sq. Ft.	#	Sq. Ft.	#	Sq. Ft.	#	Sq. Ft.	#	Sq. Ft.	#	Sq. Ft.	#	Sq. Ft.

CN	British Columbia	4	263,212	35	91,344	25	100,676	5	21,292	2	36,308	9	50,556	80	563,388
	Alberta	2	127,688	42	162,897	25	113,249	7	183,536	6	148,383	11	33,791	93	769,544
	Saskatchewan	1	47,268	31	149,835	23	38,431	5	11,569	5	59,176	14	71,365	79	377,644
	Manitoba	3	500,126	53	912,034	18	123,962	2	114,838	15	453,499	3	7,483	94	2,111,942
	Ontario	3	226,692	79	417,375	47	197,042	7	181,160	15	723,210	123	363,163	274	2,108,642
	Quebec	4	196,826	102	1,469,697	73	1,325,709	3	42,901	101	628,491	61	112,964	344	3,776,588
	Nova Scotia	-	-	9	36,818	6	5,036	-	-	4	2,413	6	14,370	25	58,637
	New Brunswick	-	-	22	148,984	8	34,356	4	51,810	6	9,760	6	13,114	46	258,024

GT	Michigan	-	-	27	-	12	50,619	1	39,415	-	-	-	-	40	90,034
	Wisconsin	-	-	2	3,732	2	13,125	-	-	-	-	-	-	4	16,857
	Minnesota	-	-	-	-	2	240	-	-	1	-	1	3,920	4	4,160
	Ohio	-	-	1	-	1	-	-	-	-	-	-	-	2	-
	Indiana	-	-	1	-	-	-	1	10,350	-	-	-	-	2	10,350

IC	Illinois	1	490,161	15	135,330	29	212,903	1	45,082	13	37,901	12	-	71	921,377
	Louisiana	2	13,440	11	10,100	14	43,635	-	-	5	1,500	11	1,250	43	69,925
	Mississippi	1	11,000	3	-	12	20,100	2	6,333	2	11,670	18	4,500	38	53,603
	Iowa	-	-	3	33,867	14	34,300	-	-	5	301,250	11	2,800	33	372,217
	Kentucky	-	-	2	35,667	1	600	-	-	4	11,426	-	-	7	47,693
	Alabama	-	-	-	-	2	6,000	-	-	-	-	-	-	2	6,000
	Tennessee	-	-	18	623,699	12	58,130	-	-	2	74,785	1	-	33	756,614

WC	Wisconsin	1	15,552	7	303,179	17	61,189	4	17,097	-	-	1	-	30	397,017
	Illinois	-	-	-	-	1	5,700	2	69,713	-	-	-	-	3	75,413
	Minnesota	-	-	-	-	1	-	-	-	-	-	-	-	1	-
	Michigan	-	-	1	15,000	3	20,949	1	870	-	-	-	-	5	36,819

	Other Buildings							2	4,497			1,134	1,452,592	1,136	1,457,089
	Other Facilities											2,909	4,147,502	2,909	4,147,502

	TOTAL	22	1,891,965	464	4,549,558	348	2,465,951	47	800,463	186	2,499,772	4,331	6,279,370	5,398	18,487,079

Other Facilities:	#	SF	SUMMARY	#	SF
GEC Alstom Buildings	6	901,881
Containers/Truck Trailers	795	172,483
Fenced Compounds	92	1,285,943
Loading Platform	136	337,157	Major Buildings (> 10K sf)	160	9,974,330
Mobile Home	25	14,256	Other Owned Facilities	5,191	7,712,286
Mobile Trailer	275	141,277	Other Leased Facilities	47	800,463
Parking Lot	28	787,186
Radio Tower Bases	236	73,774	TOTAL	5,398	18,487,079
Storage Shed	1116	403,924
Tank	140	13,682
Other	60	15,939

Sub-Total	2,909	4,147,502

EXHIBIT C

GAAP RECONCILIATION

SEE ATTACHED

Reconciliation of Non-GAAP Measures	U.S. GAAP

2002	Reported	Adjustments (1)	Adjusted

Revenues	$6,110	$-	$6,110
Operating expenses	(4,641)	401	(4,240)

Operating income	1,469	401	1,870

Interest expense	(361)	-	(361)
Other income	76	-	76

Income before income taxes	1,184	401	1,585
Income tax expense	(384)	(149)	(533)

Net income	$800	$252	$1,052

Operating ratio	76.0%		69.4%

Basic earnings per share	$4.07		$5.35
Diluted earnings per share	$3.97		$5.22

2001	Reported	Adjustments (2)	Adjusted	Pro-forma adjustments (3)	Adjusted Pro-forma

Revenues	$5,652	$-	$5,652	$438	$6,090
Operating expenses	(3,970)	98	(3,872)	(303)	(4,175)

Operating income	1,682	98	1,780	135	1,915

Interest expense	(327)	-	(327)	(80)	(407)
Other income	65	(2)	63	24	87

Income before income taxes	1,420	96	1,516	79	1,595
Income tax expense	(380)	(158)	(538)	(29)	(567)

Net income	$1,040	$(62)	$978	$50	$1,028

Operating ratio	70.2%		68.5%		68.6%

Basic earnings per share	$5.41		$5.09		$5.35
Diluted earnings per share	$5.23		$4.92		$5.17

2000	Reported	Adjustments (4)	Adjusted

Revenues	$5,428	$-	$5,428
Operating expenses	(3,780)	-	(3,780)

Operating income	1,648	-	1,648

Interest expense	(311)	-	(311)
Other income	136	(84)	52

Income before income taxes	1,473	(84)	1,389
Income tax expense	(536)	26	(510)

Net income	$937	$(58)	$879

Operating ratio	69.6%		69.6%

Basic earnings per share	$4.81		$4.51
Diluted earnings per share	$4.67		$4.39

(1)	Includes a fourth quarter charge of $281 million ($173 million after tax) to increase the Company’s U.S. personal injury and other claims liability and a workforce reduction charge of $120 million ($79 million after tax).
(2)	Includes a charge of $98 million ($62 million after tax) for workforce reductions, a gain of $101 million ($73 million after tax) from the sale of the Company’s 50 per cent interest in the Detroit River Tunnel Company, a charge of $99 million ($71 million after tax) to write down the Company’s net investment in 360networks Inc. and a deferred income tax recovery of $122 million.
(3)	Wisconsin Central Transportation Corporation (WC) was acquired and consolidated on October 9, 2001. Pro forma assumes that the acquisition took place on January 1, 2001.
(4)	Includes a gain of $84 million ($58 million after tax) related to the exchange of the Company’s minority investments in certain joint venture companies for 11.4 shares of 360networks Inc.

Reconciliation of Non-GAAP Measures	Canadian GAAP

2002	Reported	Adjustments (1)	Adjusted

Revenues	$6,110	$-	$6,110
Operating expenses	(4,994)	401	(4,593)

Operating income	1,116	401	1,517

Interest expense	(353)	-	(353)
Other income	76	-	76

Income before income taxes	839	401	1,240
Income tax expense	(268)	(149)	(417)

Net income	$571	$252	$823

Operating ratio	81.7%		75.2%

Basic earnings per share	$2.87		$4.15
Diluted earnings per share	$2.82		$4.07

2001	Reported	Adjustments (2)	Adjusted	Pro-forma adjustments (3)	Adjusted Pro-forma

Revenues	$5,652	$-	$5,652	$438	$6,090
Operating expenses	(4,286)	98	(4,188)	(327)	(4,515)

Operating income	1,366	98	1,464	111	1,575

Interest expense	(312)	-	(312)	(80)	(392)
Other income	65	(2)	63	24	87

Income before income taxes	1,119	96	1,215	55	1,270
Income tax expense	(392)	(39)	(431)	(19)	(450)

Net income	$727	$57	$784	$36	$820

Operating ratio	75.8%		74.1%		74.1%

Basic earnings per share	$3.72		$4.02		$4.21
Diluted earnings per share	$3.62		$3.90		$4.08

2000	Reported	Adjustments (4)	Adjusted

Revenues	$5,446	$-	$5,446
Operating expenses	(4,061)	-	(4,061)

Operating income	1,385	-	1,385

Interest expense	(295)	-	(295)
Other income	126	(84)	42

Income before income taxes	1,216	(84)	1,132
Income tax expense	(442)	26	(416)

Net income	$774	$(58)	$716

Operating ratio	74.6%		74.6%

Basic earnings per share	$3.91		$3.61
Diluted earnings per share	$3.82		$3.54

(1)	Includes a fourth quarter charge of $281 million ($173 million after tax) to increase the Company’s U.S. personal injury and other claims liability and a workforce reduction charge of $120 million ($79 million after tax).
(2)	Includes a charge of $98 million ($62 million after tax) for workforce reductions, a gain of $101 million ($82 million after tax) from the sale of the Company’s 50 per cent interest in the Detroit River Tunnel Company and a charge of $99 million ($77 million after tax) to write down the Company’s net investment in 360networks Inc.
(3)	Wisconsin Central Transportation Corporation (WC) was acquired and consolidated on October 9, 2001. Pro forma assumes that the acquisition took place on January 1, 2001.
(4)	Includes a gain of $84 million ($58 million after tax) related to the exchange of the Company’s minority investments in certain joint venture companies for 11.4 shares of 360networks Inc.

Free cash flow

US GAAP	2002	2001	2000	1999

Cash provided from operating activities	$1,612	$1,621	$1,506	$1,278

Less:
Investing activities	(924)	(2,173)	(981)	(898)
Dividends paid	(170)	(150)	(136)	(118)

Cash provided (used) before financing activities	518	(702)	389	262

Adjustments:
Change in level of accounts receivable sold(1)	(5)	(133)	(3)	14
Acquisition of WC(2)	-	1,278	-	-

Free cash flow	$513	$443	$386	$276

Canadian GAAP	2002	2001	2000	1999

Cash provided from operating activities	$1,173	$1,232	$1,128	$962

Less:
Investing activities	(476)	(1,764)	(586)	(557)
Dividends paid	(179)	(174)	(149)	(127)

Cash provided (used) before financing activities	518	(706)	393	278

Adjustments:
Change in level of accounts receivable sold(1)	(5)	(133)	(3)	14
Acquisition of WC(2)	-	1,278	-	-

Free cash flow	$513	$439	$390	$292

(1)	Changes in the level of accounts receivable sold under the securitization program are considered a financing activity.
(2)	Significant acquisitions are excluded, as they are not indicative of normal day-to-day investments in the Company’s asset base.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN NATIONAL RAILWAY COMPANY

By:	(s) Sean Finn
	Name:	Sean Finn
	Title:	Senior Vice-President Public Affairs, Chief
Legal Officer and Corporate Secretary
	Date:	May 8th, 2003

CEO SECTION 302 CERTIFICATION

I, E. Hunter Harrison, certify that:

1.	I have reviewed this annual report on Form 40-F of Canadian National Railway Company (“CN”);
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):
a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	May 8th, 2003

(s) E. Hunter Harrison

President and Chief Executive Officer

CFO SECTION 302 CERTIFICATION

I, Claude Mongeau, certify that:

1.	I have reviewed this annual report on Form 40-F of Canadian National Railway Company (“CN”);
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	May 8th, 2003

(s) Claude Mongeau

Executive Vice-President and
Chief Financial Officer