Form 40-F
period 2003-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2004-05-03
CIK 16868

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY
(Exact name of registrant as specified in its charter)

Canada	4011	E.I. 980018609
(Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

	935 de La Gauchetiere Street West
	Montreal, Quebec
	Canada H3B 2M9
	(514) 399-2100
(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)

CT Corporation System
 111 Eighth Avenue
New York, N.Y. 10011
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
At December 31, 2003, 189,438,695 common shares were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐    No:  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒   No:  ☐

DISCLOSURE CONTROLS AND PROCEDURES

     Canadian National Railway Company’s President and Chief Executive Officer (the “CEO”) and its Executive Vice-President and Chief Financial Officer (the "CFO"), after evaluating the effectiveness of Canadian National Railway Company’s "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of December 31, 2003, have concluded that as of such date, Canadian National Railway Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to Canadian National Railway Company (the “Company”) and its consolidated subsidiaries would be made known to them by others within those entities.

     During the year ended December 31, 2003, there was no change in the Canadian National Railway Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect Canadian National Railway Company’s internal control over financial reporting, except Canadian National Railway Company implemented its SAP enterprise system on the former Wisconsin Central territory, thereby enhancing Canadian National Railway Company’s internal control over financial reporting, as the core finance and accounting reporting system is now applied across all of its rail operations.

AUDIT COMMITTEE FINANCIAL EXPERT

     The Registrant’s board of directors has determined that it has several audit committee financial experts serving on its audit committee. Mr. Hugh J. Bolton has been determined to be an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation or identification of Mr. Bolton as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Bolton that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

     The Registrant has adopted a code of ethics (the “Code of Business Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct is available at the Registrant’s Internet website, www.cn.ca under the caption “Corporate Governance”. All amendments to the Code of Business Conduct will be posted on the Registrant’s Internet website at the address listed above.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG LLP has served as the Company’s auditors since 1992. In 2003 and 2002, fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

Year ended December 31,	2003	2002

Audit fees	$2,326,447	$1,589,550
Audit-related fees	107,028	157,000
Tax fees	928,408	2,629,409
Other fees	245,000	154,626

Total	$3,606,883	$4,530,585

     Pursuant to the terms of its charter, the Audit, Finance and Risk Committee of Canadian National Railway Company approves all audit services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit, Finance and Risk Committee pre-approved 100% of the services performed by our independent auditors for audit-related and non-audit related services for the year ended December 31, 2003 that were required to be pre-approved.

     A discussion of the nature of the services provided under each category is provided below.

Audit fees

     Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements, those of it’s subsidiaries and the Company’s pension plan financial statements. Audit fees of $321,695 relating to 2002 have been included in 2003 as they were billed and paid for in 2003.

Audit-related fees

     Audit-related fees were incurred for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

Tax fees

     Consists of fees incurred for consultations on cross-border tax implications for employees and tax compliance. In 2002, $2,246,391 was attributable to a one-time implementation fee in respect of a research and development claim for tax credits. In 2003, an additional $250,000 was incurred for similar services.

Other fees

     In 2003, the entire amount was incurred for consultations with respect to our “Report on Internal Controls” as required under Section 404 of the Sarbanes-Oxley Act of 2002. Fees incurred in 2002 were mainly for consultations on a legal matter, review and training related to the Company’s SAP enterprise system and financial counselling for terminated employees.

OFF-BALANCE SHEET ARRANGEMENTS

Accounts receivable securitization program

     In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company is not currently aware of any trend, event or condition that would cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     At December 31, 2003, pursuant to the agreement, $448 million had been sold compared to $350 million at December 31, 2002.

Guarantees and indemnifications

     In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     Effective January 1, 2003, pursuant to FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

     The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 20 – Major commitments and contingencies of the Company’s 2003 Annual Consolidated Financial Statements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2003:

	Total	2004	2005	2006	2007	2008	2009 & thereafter
(In millions)

Long-term debt obligations (a)	$3,912	$371	$380	$332	$66	$226	$2,537
Capital lease obligations (b)	1,141	155	107	75	117	41	646
Operating lease obligations	874	181	147	127	111	79	229
Purchase obligations (c)	232	224	5	2	1	--	--

Total obligations	$6,159	$931	$639	$536	$295	$346	$3,412

(a)	Excludes capital lease obligations of $746 million.

(b)	Includes $395 million of imputed interest on capital leases at rates ranging from approximately 1.9% to 11.9%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

IDENTIFICATION OF THE AUDIT COMMITTEE

     The Registrant’s audit committee is composed of the following directors: Robert Pace (Chair), Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, J.V. Raymond Cyr, James K. Gray, Edith E. Holiday, Gilbert H. Lamphere and Denis Losier.

CORPORATE GOVERNANCE PRACTICES

     The Registrant’s board of directors has also reviewed the Registrant’s corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission, as well as the NYSE Corporate Governance Standards (the “NYSE Standards”). The board of directors will continue to review its corporate governance practices on an ongoing basis in response to the evolving standards. The Registrant’s corporate governance does not differ significantly from that followed by U.S. domestic companies under the NYSE Standards.

UNDERTAKING

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

2003

ANNUAL INFORMATION FORM

April 21, 2004

- i -

TABLE OF CONTENTS

Item 1	Incorporation			1

	1.1	Incorporation of the Issuer		1

	1.2	Subsidiaries		1

Item 2	General Development of the Business			2

	2.1	Overview		2

	2.2	General Development of the Business During the Last Three Years		2

Item 3	Narrative Description of the Business			5

	3.1	Regional Organization		5

	3.2	Business Units		6
		3.2.1	Petroleum and Chemicals	6
		3.2.2	Metals and Minerals	7
		3.2.3	Forest Products	7
		3.2.4	Coal	8
		3.2.5	Grain and Fertilizers	8
		3.2.6	Intermodal	9
		3.2.7	Automotive	10

	3.3	Technology		10

	3.4	Labor		11

		3.4.1	Canada	11
		3.4.2	United States	11

	3.5	Facilities, Right-of-way, Rolling Stock and Equipment		12

	3.6	Passenger Rail Services		15

	3.7	Safety		15

	3.8	Regulation		16

		3.8.1	Canadian Regulation	16
		3.8.2	CTA Review	16
		3.8.3	U.S. Regulation	17
		3.8.4	Canada U.S. Customs and US Homeland Security	17

	3.9	Environmental Matters		18

		3.9.1	Canada	18
		3.9.2	United States	19
		3.9.3	Future Costs	19

	3.10	Legal		20
		3.10.1	General	20
		3.10.2	Aboriginal Claims	21

Item 4	Selected Consolidated Financial and Operating Data			22

	4.1	Selected Three-Year Annual Consolidated Financial Information		22

	4.2	Selected Two-Year Quarterly Consolidated Financial Information		25

	4.3	Dividends		25

- ii -

Item 5	Management’s Discussion and Analysis of Financial Condition and Results of
	Operations		25

Item 6	Market for Securities		26

Item 7	Directors and Executive Officers		26

	7.1	Directors	26
	7.2	Executive Officers	26

Item 8	Additional Information		27

	8.1	Executive Compensation; Financial Information	27
	8.2	Undertaking to Provide Documents	27
	8.3	Auditor’s Report and Consolidated Financial Statements	28
	8.4	Factors for Forward-Looking Information	28

Exhibit A Cautionary Statements for Purposes of the “Safe Harbor” Provisions of the United
	States Private Securities Litigation Reform Act of 1995		A-1

Exhibit B Facilities			B-1

Exhibit C GAAP Reconciliation			C-1

Documents incorporated by reference

Documents			Part of Annual Information Form in which incorporated by reference

1	.	Portions of the Company’s 2003 Annual	Item 5
Report to shareholders for the year ended
December 31, 2003.

2	.	Portions of the Company’s Notice of 2004	Item 7
Annual Meeting of Shareholders and
Management Proxy Circular.

3	.	Auditors’ Report and Consolidated Financial	Item 8.3
Statements.

ITEM 1 INCORPORATION

1.1 INCORPORATION OF THE ISSUER

Canadian National Railway Company (“CN” or the “Company”) was incorporated in 1922 by special act of the Parliament of Canada. CN’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995. On November 9, 1995, CN filed Articles of Amendment in order to subdivide its outstanding Common Shares. As of November 28, 1995, CN ceased to be a Crown corporation. On April 19, 2002, CN filed Articles of Amendment in order to provide that shareholder meetings may be held at certain specified places in the United States.

The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is (514) 399-5430.

All references herein to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), unless otherwise indicated.

The information in this Annual Information Form includes Wisconsin Central Transportation Corporation as of October 9, 2001, unless otherwise indicated.

This Annual Information Form contains or makes reference to Non-GAAP measures that do not have any standardized meaning prescribed by GAAP and are therefore not necessarily comparable to similar measures presented by other companies and as such, should not be considered in isolation. Management believes that Non-GAAP measures such as adjusted net income, and the resulting adjusted performance measures for items such as operating income, operating ratio and per share data, are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not arise as part of the normal day-to-day business or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures set out in this Annual Information Form does not imply that they are necessarily non-recurring. Schedule C attached to this Annual Information Form provides the corresponding GAAP measures for the Non-GAAP measures used herein and a reconciliation of such Non-GAAP measures to the corresponding GAAP measures.

1.2 SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2003, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of
incorporation

Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Incorporated (“Grand Trunk Western” or "GTW")	Delaware
Illinois Central Corporation (“IC” or “Illinois Central”)	Delaware
Illinois Central Railroad Company (“ICRR”)	Illinois
Wisconsin Central Transportation Corporation (“WC”)	Delaware
Wisconsin Central Ltd	Illinois

The financial statements of each of the above principal subsidiaries are consolidated with CN’s financial statements.

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

2.1 OVERVIEW

As of December 31, 2003, CN operated approximately 11,500 route miles in eight Canadian provinces and 6,000 route miles in 15 U.S. states totaling approximately 17,500 route miles with principal routes to every major metropolitan area in Canada and to the major U.S. rail hubs of Buffalo, Detroit, Duluth/Superior, Minneapolis/St. Paul, Chicago, St. Louis, Jackson, Memphis, New Orleans, Baton Rouge and Mobile. The Company is North America’s only transcontinental railroad, and Canada’s largest railroad serving all five major Canadian ports on the Atlantic and Pacific Oceans and the Great Lakes as well as New Orleans on the Gulf of Mexico.

The Company’s revenues derive from the movement of a diversified and balanced portfolio of goods. In 2003, no single business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2003, 22% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 25% from Canadian domestic traffic, and 19% from overseas traffic.

CN originated approximately 80% of traffic moving along its network in 2003. This allowed the Company both to capitalize on service advantages and to build on opportunities to efficiently use assets.

2.2 GENERAL DEVELOPMENT OF THE BUSINESS DURING THE LAST THREE YEARS

CN’s financial performance, when measured on the basis of profit margin, balance sheet strength and free cash flow performance, has been amongst the best in the industry since 1999. To maintain that position, CN has focused on strategies to grow the business profitably. Profitable growth is driven by high-quality service that meets customer needs and the relentless pursuit of productivity to contain and reduce its cost base. At CN, the ultimate goal is to achieve sustainable financial health.

Growth

CN’s revenues have increased from a level of $3.9 billion in 1995, the year in which it was privatized, to $5.9 billion in 2003. This has resulted from a combination of organic growth and well-executed acquisitions.

Revenues for 2003 were down by 4% when compared to 2002, reflecting the impact of a stronger Canadian dollar on the translation of U.S dollar denominated revenues. Excluding the conversion impact of the stronger Canadian dollar of approximately $380 million, CN’s revenues would have been up 3% compared to 2002, driven by growth in merchandise and intermodal traffic. Revenues in 2003 continued to be affected by a poor Canadian grain crop that carried over into the first half of the year and by declining coal traffic due to mine closures in Western Canada.

CN’s strategy of extending reach and providing seamless service to North American customers was launched when it took control of IC in 1999. CN has been taking other important steps in that regard, with the implementation of alliances and arrangements with other major players in the railway industry, including arrangements with CSX Corporation (“CSX”) in May 2001 and Union Pacific Corporation (“UP”) in September 2001.

The acquisition of WC in October 2001 was another key step in increasing CN’s ability to offer seamless service in the North American Free Trade Agreement ("NAFTA") market. As in the case of IC, the integration of WC into the CN family was flawless. The integration of customers, many of which were already being served by CN, the pooling of assets and resources to tap synergy benefits, and the step-by-step combination of systems took place very smoothly. All this has contributed to the success of the WC acquisition, which was accretive from the outset.

In October 2003, CN entered into agreements to acquire the railroads and related holdings of Great Lakes Transportation LLC (“GLT”) in the United States. The acquisition of GLT’s railroads and related holdings will strengthen CN’s position in the steel industry, in addition to driving new efficiencies in the network by giving the Company ownership of an essential link in the important Chicago-Western Canada corridor. As of April 2004, the Company has received all necessary regulatory approvals, including the U.S. Surface Transportation Board (“STB”) ruling rendered on April 9, 2004. The Company expects the transaction will close in mid-May 2004.

In November 2003, CN also entered into an agreement to acquire BC Rail Ltd’s shares and all the partnership units of BC Rail Partnership (collectively “BC Rail”), and the right to operate over BC Rail’s roadbed under a long-term lease. The acquisition of BC Rail will extend CN’s business reach in Western Canada and open up real growth opportunities in the Company’s already solid forest products franchise. The acquisition is subject to regulatory approval by the Canadian Competition Bureau.

Together, the GLT and B.C. Rail acquisitions represent a total investment of approximately $1.5 billion.

Service

CN understands that the best way to increase shareholder value is to create value for its customers. The purpose of CN's service plan, which was originally introduced in 1998, is to put the tools in place to deliver the quality and reliability of service that customers require. Under the plan, CN runs regularly scheduled trains that leave at predetermined times. Each car or container has a specific trip plan that fits into the design of the train schedule.

CN’s success in the implementation of the service plan is seen in the performance of traffic compared to the trip plans set for each shipment on each day, with a very tight window of compliance. CN believes its success in growing merchandise and intermodal traffic would not be possible without the quality of service afforded by precise execution of the service plan.

The largest portion of CN’s capital expenditures is focused on rail infrastructure to maintain the quality and enhance the fluidity of the network, and to provide safe, reliable service to customers across the U.S. and Canada. In the last three years, CN has spent in excess of $600 million (U.S. GAAP) per year in this respect. Quality service also equates to providing quality equipment, both cars and locomotives. In 2002, the Company acquired 30 new high-horsepower units, to be followed by an additional 60 units in 2003/2004.

For CN, service also entails ease of doing business, in particular, responding promptly and effectively to customer requests for information and for equipment. Major efforts have been and are being made in this regard, such as the emphasis on pro-active account management and the availability of a product catalogue providing the sales force with the details of CN’s service offering. CN has expanded its local sales force to ensure a more effective interface with its customer base. Over the past several years, CN has been working to improve its interface with customers by enhancing its eBusiness capabilities with the objective of increasing electronic interface across a wide range of transactions.

Shippers value quality service because it allows them to better plan production schedules and inventory levels, reduce distribution costs, and deal reliably with their own customers. With the quality of service that CN offers, the Company is confident the business can grow and that yield can continue to improve going forward.

Productivity

CN’s focus on profitable, top-line growth implies a relentless pursuit of efficiency and productivity improvements in all aspects of the business and in all corners of the organization. With an asset-intensive business, one of CN’s top priorities is to constantly improve asset utilization in the network and the yards.

The service plan plays a central role in the pursuit of better asset utilization. It allows CN to simultaneously improve the quality of service and the productivity of assets.

The reliability that is now possible at CN has also opened a whole new perspective on the intermodal business. Generally characterized by highly uneven traffic flows on different days of the week, intermodal traffic generates significant asset requirements for railways to meet peak demand. With the ability to deliver as promised each and every day, a high level of reliability is allowing CN to smooth out traffic, improve the management of capacity on a daily basis, and grow intermodal margins.

New and innovative labor agreements have also been put in place with several labor unions representing running trades employees—locomotive engineers, conductors and brakemen—in the U.S. The agreements change the method of pay to hourly wages, giving CN the flexibility to run trains based on the needs of the customer and not on antiquated mileage rules, in return for a predictable work schedule, improved job security and higher pay. While such agreements to date have been largely negotiated in the U.S., CN is looking to expand the concept to other parts of the system.

Productivity improvements are being pursued through the implementation of cutting-edge information technology. Over the last several years, CN has implemented a new SAP enterprise system, a powerful integrated software application. After the completion of the third phase of the implementation of SAP in 2002, CN had replaced more than 70 fragmented mainframe component systems. During 2003, CN continued its implementation of SAP by implementing this system on WC and completed such implementation by mid-year. With such tools, new savings opportunities can be identified to an extent that was not previously possible.

In an ongoing effort to improve labor productivity, the Company has streamlined the organization. In that context, the Company recorded charges of $120 million in 2002 and $98 million in 2001 for workforce reductions.

Sustainable Profitability

Over the last three years, CN has continued to improve its performance in spite of significant turmoil in the business environment. With recession during 2001, followed by severe drought in Canada in 2002, and continued economic uncertainty and lingering effects of the earlier drought well into 2003, the Company managed to post solid earnings throughout the period. Net income, on a U.S. GAAP basis, was $1 billion in 2003, essentially unchanged from 2002 on an adjusted basis,1 generating an overall return on investment of 10.1% .1

CN continues to be an industry leader in free cash flow generation. In 2003, CN produced $578 million of free cash flow,1 reaching 10% of revenues, compared to approximately $386 million or 7% of revenues, in 2000. The improvement in free cash flow continued while CN increased its dividend to shareholders for the seventh consecutive year.

The Company is constantly seeking ways to improve cash flow through increased earnings, better asset utilization, tighter control of working capital, and the monetization of surplus assets. In early 2001, CN sold its 50 per cent interest in the Detroit River Tunnel Company for net proceeds of $112 million. In 2002, CN sold Tranz Rail Holdings Inc. in New Zealand and Australian Transport Network Limited in Australia for aggregate net proceeds of $69 million. CN also sold, in 2002, IC Terminal Holdings Company, a U.S. subsidiary of IC, for $28 million.

Given strong free cash flow and a solid balance sheet, CN's Board of Directors authorized a share repurchase program over the course of one year beginning on October 25, 2002 at prevailing market prices. That program was completed in August 2003, with 13 million shares repurchased at a total cost of $859 million and at an average price of $66.06.

1  See Exhibit C to this Annual Information Form for a reconciliation of this Non-GAAP measure.

On January 6, 2004, the shareholders of the English Welsh & Scottish Railway Holdings Limited (“EWS”), a company which provides rail services in the United Kingdom, approved a plan to reduce the EWS share capital by offering shareholders the ability to cancel a portion of their EWS shares. CN elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest in EWS to approximately 31% on a fully diluted basis. In 2004, CN received £81.6 million (Cdn$199 million) from EWS, of which £23.9 million (Cdn$58 million) was in the form of EWS 8% notes due in 2009.

CN’s ultimate goal is to achieve sustainable financial health through the ups and downs of the business environment. This means generating solid earnings on an ongoing basis, but also solid free cash flow, after payment of capital expenditures and dividends.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 REGIONAL ORGANIZATION

Following its acquisition and integration of WC, CN had six operating divisions organized along geographical lines. With the merging of the WC division into the Midwest Division in early 2003, CN’s operating divisions were reduced to five. In mid-2003, CN consolidated its five divisions into three regions. Each region is headed by a senior officer and is charged with the authority to meet local customer service needs, control costs, expand local accounts and develop new business from medium-sized shippers. To ensure the integrity of the CN network, Company-wide control of operations and marketing remains at the corporate level. As of December 31, 2003, CN operated approximately 17,500 route miles of track.

CN’s three operating regions, as of December 31, 2003, are described as follows:

  Western Canada Region
  The Western Canada Region, headquartered in Edmonton, Alberta, extends from Thunder Bay and Armstrong in northwestern Ontario to the ports of Vancouver and Prince Rupert on the Pacific Ocean. The Region operates approximately 7,000 route miles of track, serves the Port of Vancouver, the inland port of Thunder Bay and is the exclusive rail link to Prince Rupert, the closest North American port to Northeast Asia. CN’s Western Canada Region carries bulk export commodities such as grain and fertilizers, coal, potash and sulfur, as well as petrochemicals, forest products and intermodal traffic destined for domestic, international and U.S. markets.

  Eastern Canada Region
  The Eastern Canada Region, headquartered in Toronto, Ontario, extends east from Armstrong in northwestern Ontario to Halifax on the Atlantic Ocean, and from Chibougamau, Quebec south to the Ontario-Michigan border. The Region operates approximately 4,500 route miles of track and serves the ports of Montreal, Quebec, Saint John, New Brunswick and Halifax, Nova Scotia. The principal commodities carried by the Eastern Canada Region are automotive, intermodal, metals, chemicals and forest products.

  United States Region
  The United States Region, headquartered in Homewood, Illinois, extends from International Falls just south of Fort Francis, Ontario, to Chicago, Illinois then on to New Orleans, Louisiana on the Gulf of Mexico, and from Minneapolis and St. Paul, Minnesota to Sault Ste. Marie, Michigan, and from Sioux City, Iowa and Omaha, Nebraska heading east to Port Huron and Detroit, Michigan.The United States Region operates approximately 6,000 route miles of track and serves the Gulf ports of Mobile, Alabama and New Orleans, Louisiana and the river ports of Memphis, Tennessee and Baton Rouge, Louisiana. Major commodities transported in this Region include finished automobiles and auto parts, intermodal, iron and steel, petroleum and chemicals, forest products,coal, fertilizers and grain. The United States Region interchanges traffic with Kansas City Southern Railroad (“KCS”) at Jackson, Mississippi, as part of the marketing alliance that provides CN customers access to Mexico and the U.S. Southwest. With connections in Chicago and other locations to all North American Class 1 carriers, the CN United States Region serves as a critical link for the Company's NAFTA strategy.

3.2 BUSINESS UNITS

In addition to its regional structure described above, the Company has organized its business under seven business units. The following table sets forth revenue and carload information by business unit for each of the years in the three-year period ended December 31, 2003, presented under U.S. generally accepted accounting principles:

	Rail Operating Revenues				Carloads		Freight Revenues per Carload

	2003	2002	2001	2003	2002	2001	2003		2002		2001
		(In million $)			(In thousands)				(In $)
Petroleum and Chemicals	1,058	1,102	923	604	587	519	1,752		1,877		1,778
Metals and Minerals	527	521	458	396	388	287	1,331		1,343		1,596
Forest Products	1,284	1,323	1,088	594	600	501	2,162		2,205		2,172
Coal	261	326	338	471	499	517	554		653		654
Grain and Fertilizers	938	986	1,161	548	535	590	1,712		1,843		1,968
Intermodal	1,101	1,052	969	1,276	1,237	1,103	863		850		879
Automotive	525	591	520	303	318	304	1,733		1,858		1,711
Other (1)	190	209	195	n/a	n/a	n/a	n/a		n/a		n/a

Total	5,884	6,110	5,652	4,192	4,164	3,821	1,358	(2)	1,417	(2)	1,428	(2)

(1)	Principally non-freight revenues derived from third parties.
(2)	Total Freight Revenues per Carload is calculated by subtracting Other Rail Operating Revenues from Total Rail Operating Revenues and dividing the result by the Total Carloads.

3.2.1 Petroleum and Chemicals

The Petroleum and Chemicals business unit includes a wide range of commodities which can be divided into the following categories: chemicals, representing 44% of the business unit’s revenues in 2003, and plastics, sulfur, petroleum and gas products, representing 56%.

The primary markets are within North America, and the business is closely correlated with the North American economy. The consolidation and rationalization of industrial production facilities have resulted in increased rail-based business opportunities in both the Canadian and U.S. markets.

This business unit is a strong originator of traffic. CN has access to northern Alberta, a major center for natural gas, feedstock and world scale petrochemicals and plastics complex derivatives, as well as the Oil Sands development. The Company also enjoys access to the low-cost Louisiana petrochemical corridor between New Orleans and Baton Rouge and a large number of Eastern Canadian regional plants. CN provides a highly efficient route to the large consuming areas in the Midwest and Northeast of the United States.

3.2.2 Metals and Minerals

The Metals and Minerals business unit comprises metals (steel, aluminum and other non-ferrous metals), representing 72% of the business unit's revenues in 2003, and equipment and parts, and construction materials, representing 28%. CN’s unique rail access to major mines and smelters makes it a transportation leader of copper, lead, zinc concentrates, refined metals and aluminum. Copper and zinc commodities, such as ores, concentrates and anodes are produced in northern Quebec, Ontario and Manitoba. The commodities are shipped to refineries for further processing and then shipped to manufacturers of finished goods.

Major producers of steel, primarily in Ontario and the U.S. Midwest, ship their products throughout North America and Mexico. Such products are mainly used in the automotive and construction industries.

Construction materials are mainly aggregates (stone and sand) and cement. CN enjoys access to major cement producers and aggregate mines in Canada as well as in the U.S.

CN’s Metals and Minerals traffic is sensitive to fluctuations in the economy. CN serves a variety of major industries along its network and has the most direct route to the Ports of New Orleans and Mobile from the Midwest, as well as an efficient route into Mexico via its marketing alliance with KCS.

3.2.3 Forest Products

CN is the leading carrier of forest products in North America. CN has superior rail access to the Western and Eastern Canadian fiber producing regions, which are among the largest fiber source areas in North America. This geographic position is a significant factor in attracting new mills to locate on CN’s network. With the north-south corridor between Chicago, Illinois and New Orleans, Louisiana, CN can also take advantage of opportunities in the Southeastern U.S. The acquisition of WC has enabled CN to access approximately 38 additional paper mills on the WC network. CN serves customers that are leaders in all areas of forest products.

The Forest Products business unit consists of four major commodity segments: lumber accounted for 31% of the business unit's revenues in 2003, fibers, 29%, paper, 28%, and panels 12%.

The key drivers for newsprint are advertising lineage and overall economic conditions in the United States. The ability to provide consistent, reliable service gives railroads the opportunity to convert traffic from truck to rail. The key driver for fibers (mainly wood pulp) is the consumption of paper worldwide. Housing starts and renovation activities in the United States are the key drivers for the lumber and panels traffic.

CN continues to hold a substantial share of the rail market for forest products in Canada. Although demand for forest products tends to be cyclical, CN’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. CN's scheduled service offering and guaranteed car order program have also been significant contributors to growing market share.

3.2.4 Coal

Of the coal traffic moved by CN in 2003, 36% originated in Canada and 64% in the United States, with coal providing 82% of revenues and petroleum coke 18%.

CN’s coal business consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in Eastern Canada. In the United States, shipments of U.S. thermal coal are transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest, east and southeast United States. CN’s origin base continues to shrink as more industrial receivers look to Powder River Basin (“PRB”) coal origination as their primary energy source due to its low sulfur content, which is more environmentally compliant. As more PRB coal moves into these markets, however, CN has been able to aggressively market seamless service options through connections with western rail carriers. This strategy has allowed CN to stabilize volumes and target growth areas.

The coal business also includes Canadian metallurgical coal, which is generally exported to steel makers in Japan and other Asian markets from three coal terminals in British Columbia. In 2003, CN metallurgical coal volumes continued to decline as a result of mine closures. This trend is expected to continue. CN continues to work with existing and potential customers to optimize opportunities relating to any new mine project which may develop, should there be a change in market conditions.

3.2.5 Grain and Fertilizers

This business unit depends primarily on crops grown and fertilizers processed in Western Canada and the U.S. Midwest. Of the grain traffic moved by CN in 2003, 64% originated in Canada, almost all in the west, and 36% in the United States.

The grain segment, which represents 74% of the business unit's revenues, consists of three primary commodities: food grains, mainly wheat, representing 31% of the grain segment’s revenues in 2003; oilseeds and oilseed products (primarily canola seed, oil and meal), 39%; and feed grains (including feed barley, feed wheat and corn), 30%.

The vast majority of the grain produced in Western Canada is exported. Production of grain in Canada varies considerably from year to year, affected primarily by weather conditions. Grain exports are highly volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In fact, due to a severe drought in Western Canada, the Grain and Fertilizers business unit’s revenues declined by $175 million in 2002. In 2003, the business unit’s revenues continued to suffer from the lingering effects of this drought and revenues were down slightly for the year despite a solid rebound in the latter half of 2003.

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

In the U.S., the CN rail system is well positioned in the heart of the grain producing territory. Two of the states where CN has direct access, Illinois and Iowa, historically have the largest annual production of corn and soybeans. This allows CN to serve large grain processors in Illinois, Iowa, Tennessee, and Mississippi. Other domestic grain movements are to the poultry feeder markets in the southeastern United States, which rely on corn for feed. Exports of grain and grain products represent another market for CN due to its access to major export facilities on the Mississippi River and the Gulf of Mexico.

Some of the world's largest grain companies have processing plants located on the CN rail system. As a result, much of the grain traffic in which CN participates involves the movement of grain products that are produced and then shipped to other receiver markets. Soybean meal, corn gluten feed, vegetable oils, corn syrups and starches are some of the products moved by CN.

Fertilizers and potash represent 26% of this business unit's revenues. CN is a significant player in the Canadian rail market for nitrogen-based fertilizers, with production centered primarily in Western Canada. CN serves or has access to all major potash mines in Saskatchewan, the center for Western Canadian production. CN also serves a major production facility on Canada’s east coast. Virtually all Canadian potash moves by rail to markets in the U.S. or overseas.

In the United States, CN serves producers of various types of fertilizers, including nitrogen solutions, ammonium nitrate, urea and phosphate fertilizers. U.S. and Canadian fertilizer production is heavily impacted by the price of natural gas that is a main raw material for most fertilizer production. When gas prices are high, many of the local producers reduce production. At the same time, however, imports can become more competitive and CN is positioned to handle this business through access to Gulf ports in Louisiana.

3.2.6 Intermodal

Intermodal has been a fast growing segment over the past several years and is a key growth driver for CN. This business unit comprises the following two segments:

Domestic, which represented 55% of the business unit’s revenues in 2003, includes domestic Canada, transborder, Mexico and domestic U.S. traffic. The unit provides intermodal services through a number of channels in which services are retailed directly to beneficial owners of freight, and wholesaled to motor carriers, intermodal marketing companies, third-party logistics companies, and other transportation intermediaries.

The Domestic segment is driven by consumer markets, with market growth generally expected to be tied to the economy. The service is market-driven, and competition from the trucking industry is intense. The business unit’s focus is to define its services as truck competitive and cost-effective. To that end, several products have been introduced in the domestic segment over the last few years, including expedited intermodal train service and marketing arrangements with CSX and UP.

International, which represented 45% of the business unit’s revenues in 2003, transports import/export container business on behalf of ocean carrier companies. Within Canada, CN ships from/to the ports of Vancouver, Montreal, St. John and Halifax. In the United States, CN ships from/to the ports of New Orleans and Gulfport and via rail connections at Chicago and Detroit to both the U.S. east and west coast ports. Key growth markets for the international segment have been between the ports of Halifax, Vancouver and Montreal and locations in the Midwest. Connections with other Class 1 railways in Chicago have further extended the reach of CN’s international business into the U.S. Southeast. The international segment is driven mainly by North American economic conditions.

In 2003, CN launched its Intermodal Excellence (IMX) program to smooth traffic flows, increase speed and reliability, and improve asset utilization and margins. IMX applies the discipline and precision of scheduled railroading to intermodal transportation. With IMX, shippers are required to make reservations for spots on trains, while day-of-the-week pricing shifts traffic to off-peak days. This, in combination with required gate reservations at CN's largest terminals, enables CN to align traffic with equipment and gate capacity and to improve speed and asset utilization. As a result of IMX, CN is seeing improvements in profit margins and CN's customers are benefiting from improvements in speed and service reliability.

3.2.7 Automotive

CN is a leading carrier of automotive products originating in southern Ontario, Michigan and Mississippi and moves finished vehicles and parts within Canada, the United States and in both directions across the border. The principal commodities within the automotive unit are finished vehicles, with 81% of the business unit’s revenues in 2003, and automotive parts, with the remaining 19%.

CN's automotive revenues are closely correlated to automotive production and sales in North America. CN can access traffic from all Canadian vehicle assembly plants, nine assembly plants in Michigan and one in Mississippi. CN also has access to parts production facilities in both the U.S. and Canada. CN’s broad coverage enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. CN has the most direct rail link from southern Ontario to the Chicago gateway, providing efficient service in this time-sensitive sector. The St. Clair tunnel provides the ability to handle the tallest multi-level vehicle carriers as well as maximum clearance for stacking vehicle frames. CN also offers single-line service through Chicago to a variety of other interchange locations for automotive traffic and CN’s marketing alliance with KCS provides automotive customers with single-line service between facilities in Canada and Mexico. CN also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.

3.3 TECHNOLOGY

CN runs a 7 days a week, 24 hours a day operation, servicing all of Canada and central U.S. CN has 9,000 PCs supporting approximately 21,400 employees across North America as at December 31, 2003. CN’s mission critical systems run on large central mainframes in a secured environment with full backup and disaster recovery. These are linked to geographically distributed servers supporting process control and specialized applications across its three regions. CN’s modern PC workstations are connected to Local Area Networks ("LANs"). These networks, as well as the internal telephone network, railroad signals and radio systems all share basic communication services on a Company-owned, high capacity fiber network, supplemented with public facilities as required. CN’s customers, vendors and partners tie into this network through secured internet, direct connect or third-party communication links, providing CN with the ability to conduct business electronically with its critical business customers and contacts at the best cost/quality mix.

In 2003, CN invested approximately $75,000,000 in new and upgrade infrastructure and software development programs. Key among these were the continued move to XP on the desktop and to Windows 2000 on its servers to ensure compatibility for major investments it has made in SAP, eBusiness and its Customer Relationship Management Systems in the recent past, as well as future investments in 2004 in Websphere eBusiness environment, Web Methods Enterprise Application Integration and Customer Service Center Multimedia for integrated voice and fax for improved customer service.

With security remaining on high alert, CN completed its new Directory Synchronization project to ensure better control over password verification and authentication. Automated virus protection was improved and CN has continued to remain “clean” from external attacks. CN continues to participate in the Rail Security councils for North America through the Association of American Railroads.

CN continues to invest heavily in eBusiness and Customer Service Systems. The Customer Service Center Multimedia project will provide integrated voice, fax and email service to its customers thereby improving service and quality. In 2003, CN continued to enhance its Customer Relationship Management capabilities providing enhanced pricing and rate publication capabilities including “A+B” instantaneous interline pricing with CSX using web services technology.

To further improve safety and efficiency, CN continues to develop its new train signaling and dispatch systems, targeted for 2004-2005. This multi-year project will replace CN’s current dispatch systems with state-of-the-art technology.

As in prior years, CN will continue to implement and leverage strategic investments in information technology that will help to improve CN’s already industry-leading practices in safety, reliability and customer service.

3.4 LABOR

3.4.1 Canada

As of December 31, 2003, CN employed a total of 14,981 employees in Canada. Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of March 2004, the Company had successfully negotiated four collective agreements with the Canadian Auto Workers (CAW) union, retroactive to January 1, 2004, covering the Company’s shopcraft forces, clerical workers, intermodal yard employees and owner operators. The Company is currently undergoing discussions with all its remaining trade unions whose agreements also expired on December 31, 2003. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before the conciliation process is completed, a union obtains a majority by secret ballot and proper notification of at least seventy-two hours notice is given to the other party.

In the first quarter of 2004, the Company’s shopcraft forces, clerical workers and intermodal yard employees, represented by the CAW, rejected three tentative agreements signed by the CAW and the Company on January 23, 2004. The strike that ensued lasted one month and disrupted the Company’s operations and accordingly adversely impacted the Company's financial results. There can be no assurance that the Company will be able to have all its collective agreements renewed and ratified without any other strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

3.4.2 United States

As of December 31, 2003, CN employed a total of 6,508 employees in the United States.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and WC, have bargained on a local basis rather than holding national, industry-wide negotiations because, they believe, it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. Local negotiations may not, however, generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

As of March 2004, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 60% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2004.

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

3.5 FACILITIES, RIGHT-OF-WAY, ROLLING STOCK AND EQUIPMENT

Unless otherwise indicated, the following information excludes WC for periods prior to October 9, 2001.

CN’s main facilities are described in Exhibit B to this Annual Information Form.

As of December 31, 2003, CN operated the following track as part of its rail operations:

	Owned	Jointly Owned	Leased	Trackage Rights	Total
			(miles)
Main track	19,246	86	11	704	20,047
Passing siding	1,501	9	1	51	1,562
Spurs, sidings and yard tracks	6,409	136	22	1,501	8,068

Total	27,156	231	34	2,256	29,677

CN’s entire rail network is standard gauge. As of December 31, 2003 8,935 miles of main track had centralized traffic control. In addition, 1,035 track miles had automatic block signals.

The following table sets forth certain information with respect to CN’s track for the last three years:

	Year ended December 31

	2003	2002	2001(1)

Rail laid or relaid (track miles)	398	348	300
Ties installed (thousands)	830	711	773

(1)  Excluding WC.

Yards are located at various points along the lines, including large classification yards in Montreal, Quebec; Toronto, Ontario; Winnipeg, Manitoba; Vancouver, British Columbia; Edmonton, Alberta; Battle Creek, Michigan; Fond du Lac, Wisconsin; Centralia, Champaign and Markham, Illinois; Memphis, Tennessee and Jackson, Mississippi. Locomotive and freight car servicing and repair facilities are also located at various points on the network whereas heavy repair and rebuilding facilities are located in Winnipeg, Manitoba, Homewood and Centralia, Illinois and Fond du Lac, Wisconsin.

The table below shows other relevant information for the last three years:

	Year ended December 31

	2003	2002	2001

Train accidents per million train miles (1)	2.0	2.0	2.0
Injury frequency rate per 200,000 person hours (1)	2.9	3.0	4.4

(1) Based on U.S. Federal Railroad Administration criteria.

CN owned and leased the following units of railroad rolling stock as of December 31, 2003

	Owned(1)	Leased (2)(3)	Total

Diesel locomotives
Road	1,410	81	1,491
Yard	407	-	407

Total	1,817	81	1,898
Freight cars
Box	14,478	14,996	29,474
Gondola	5,826	3,153	8,979
Hopper – open top	1,122	3,344	4,466
Hopper – covered	8,449	18,939	27,388
Flat – multilevel	1,792	713	2,505
Flat – other	6,630	6,106	12,736
Tank	35	153	188
Other (4)	3,380	878	4,258

Sub-total Revenue Cars	41,712	48,282	89,994

Caboose/Passenger	140	24	164
Work equipment cars	3,528	4	3,532

Total freight cars	45,380	48,310	93,690

(1)	Includes units under capital leases.
(2)	Includes long-term and short-term leases.
(3)	Includes 504 coal gondolas and 8,781 grain hopper cars assigned to the Company by customers, and by the Government of Canada and provincial governments, respectively.
(4)	“Other” revenue cars includes ballast cars which are classified as revenue cars for such potential use and refrigerator cars plus cars pending sale or disposal.

The Company expects to meet service demands with improved car management utilization while continuing to optimize the number of cars in its fleet.

The following table details, for the years indicated, the acquisitions and retirements of equipment used in CN’s rail operations. Acquisitions include equipment financed under capital leases, grain and coal cars owned by others but assigned to CN as well as second-hand equipment and remanufactures of equipment. Retirements relate solely to owned or leased equipment bearing CN’s mark (logo). Although the Company’s strategy involves increased utilization of its fleet, the Company continues to selectively acquire new cars to meet the demands of specific markets.

	Year ended December 31

	2003	2002	2001	(1)

Acquisitions
Locomotives	7	30	-
Freight cars	1,437	668	1,287
Retirements
Locomotives	21	105	103
Freight cars	2,786	2,271	1,731

(1) Excluding WC.

CN has negotiated the purchase of 60 General Electric Dash 9 (4,400 horsepower) locomotives. Thirty (30) of these units were scheduled for delivery by the end of February 2004, although seven (7) of those were received ahead of schedule at the end of 2003. The remainder are scheduled for delivery by the end of October 2004.

The expected useful life of new locomotives, depending on horsepower and use, ranges from 20 to 40 years. Remanufacture can add up to 25 years for certain uses. The expected useful life of new freight cars is 40 years. A used car can be rebuilt but no car can be used under applicable regulations if it is older than 50 years.

The average age of equipment in CN’s operations as at December 31, 2003 was 17.9 years for locomotives (based on a Canadian definition which assumes the age is reset upon remanufacture) and 25.0 years for freight cars.

The Company believes that its rail network and equipment are maintained adequately and that no significant rehabilitation is required to accommodate increased volume. The Company maintains insurance coverage for its rail and non-rail operations, which the Company believes is comparable in terms of amounts and coverage to that maintained by other major railroads in North America.

The following table shows the capital and maintenance expenditures (excluding depreciation and rent but including labor and materials) of CN for the years indicated:

	Year ended December 31

	2003	2002	2001

	(in million $)
Capital expenditures
Roadway	491	434	541
Equipment	139	251	120

Total	630	685	661
Maintenance expenditures
Roadway	588	594	571
Equipment	516	539	516

Total	1,104	1,133	1,087

3.6 PASSENGER RAIL SERVICES

Inter-city passenger trains in Canada are operated for the most part by VIA Rail Canada Inc. (“VIA”), a corporation owned by the Government of Canada. Where VIA operates over CN infrastructure, CN provides the roadbed and related facilities and services for operations of these trains under commercial contracts. In anticipation of CN’s ceasing to be owned by the Government of Canada in November 1995, CN and VIA agreed to review existing agreements. As a result, CN entered into new agreements with VIA on an arm’s-length, commercial and fair basis to continue arrangements with regard to facilities and services that were integral to VIA’s operations. With the acquisition of WC, CN provides by Canadian federal contract an intercity passenger service between Sault Ste. Marie and Hearst, Ontario, a distance of about 296 miles. Further, under contract, CN provides access and crews for passenger service between Toronto and North Bay on behalf of ON Rail, a unit of Ontario Northland Transportation Commission, an agency of the Ontario government. CN also provides certain commuter train services in Montreal, Quebec and Toronto, Ontario under contract with transit authorities. In addition, CN provides access to several seasonal tour operators, including a CN passenger tour train operating between Sault Ste. Marie, Ontario and the Agawa Canyon, a distance of about 114 miles. In 2003, these passenger train and associated services represented approximately $137 million and contributed to CN’s operating income.

The National Railroad Passenger Corporation (“AMTRAK”), a corporation subsidized by the United States federal government, operates inter-city passenger trains in the United States. IC and GTW provide roadbed and ancillary facilities under separate Operating Agreements dated February 1, 1995 and April 16, 1971, respectively. Operating expense reimbursements attributable to AMTRAK service in 2003 were about US$1.4 million on IC and another US$0.3 million on GTW.

3.7 SAFETY

In 2003, CN's train accident ratio, using the U.S. Federal Railroad Administration (“FRA”) reporting basis, remained at 2.0 per million train miles, unchanged from its 2002 ratio. CN continues to be one of the safest railroads in North America.

In 2003, CN sustained its improvement trend in personal injuries. An FRA ratio of 2.9 per 200,000 person hours was achieved in 2003, which represents a 4% improvement versus 2002, and a 35% improvement versus 2001.

CN continues to reinforce its ongoing commitment to safety by implementing and updating a systematic safety action plan with the active involvement of all its Regions. This safety plan encompasses People, Process and Equipment while leveraging on the active participation of supervisors and health and safety committees to focus on prevention. Significant components of CN’s safety plan involve the implementation of Best Safety Practices developed by all of CN’s Regions, which represents the most effective means of industry benchmarking and minimizing risk. As well, continued focus is placed on rules compliance through efficiency testing, auditing, and focus on behavioural factors.

Infrastructure improvements will continue to advance CN’s safety initiatives with substantial capital investments in CN’s physical plant expected to be made in 2004 and with increases in preventive inspections of rail and track geometry.

CN's industry-leading wayside detection system has been further improved with the recent implementation of wheel profile detectors and the enhancement of CN’s monitoring process, which is expected to further minimize the risk of rail accidents.

CN is a leader in Responsible Care®, and the initiative will continue to be actively progressed systemwide with the objective of continuously improving in the areas of health and safety, environment and community outreach along transportation corridors. CN 911, a tank car specially designed and equipped for training emergency responders, will continue to be used along the entire CN network.

The successful implementation of the safety integration plan for the IC merger was concluded in 2001 with the FRA praising it as a model document for the industry. Most recently, the WC integration plan was implemented flawlessly and a similar diligent approach is currently being prepared for the proposed acquisitions of the railroads and related holdings of GLT and BC Rail.

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

3.8.1 Canadian Regulation

The CTA gives the railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions aimed at protecting shippers. These shipper protections include, inter alia, interswitching, final offer arbitration and competitive line rates. Pursuant to interswitching provisions, all shippers within a 30 km radius (approximately 19 miles) of an interchange between two federally regulated railroads have access to both at a prescribed interswitching rate. Final offer arbitration is used in cases of rate disputes between a shipper and a railroad and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. Competitive line rate provisions can be invoked to require an originating railroad to issue to a shipper with sole rail access, a rate covering the movement to the nearest junction with another railroad according to predetermined formulae.

The CTA permits confidential contracts. Furthermore, railroads are subject to common carrier obligations for their services and, in case of breach, shippers may seek redress from the Agency. These shipper protections, however, except for final offer arbitration, are subject to the requirement for the applicant to demonstrate that the shipper would suffer “substantial commercial harm” if the Agency did not intervene.

The CTA encourages the sale of lines to short-line operators and facilitates abandonment. The railroads are required to publish a three-year plan for sales and abandonments. For abandonment, the line must be advertised as being for sale to the public and, if no interest is shown, offered specifically for sale to applicable federal, provincial and municipal governments. The entire process is intended to take at most 18 months. Legislation currently in force in the provinces of British Columbia and Saskatchewan requires a corporation’s successor by merger or purchase of assets to assume the predecessor’s labor arrangements. These “successor rights” therefore limit the Company’s ability to dispose of routes to intraprovincial short-line operators in such provinces. The Company has considered provincial successor rights legislation in identifying routes for rationalization.

The Company’s operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labor regulations, which are in many respects similar when comparing Canadian and U.S. regulations.

3.8.2 CTA Review

Periodically, a comprehensive review is made of the effectiveness of the CTA and other statutes related to the economic regulation of transportation. A five-member CTA Review Panel was established in June 2000 to conduct the review through research and consultations with purchasers and suppliers of transportation services and other parties. The CTA Review Panel issued an interim report in December 2000 and a final report, including recommendations, to the federal Minister of Transport at the end of June, 2001. This review revisits many important issues for CN, including forced access, competitive access rates, and fiscal equity across modes of transportation. Subsequently, the Minister of Transport launched a broad consultation process, commonly referred to as the “Blueprint Process” which, combined with the review considerations, resulted in the Minister of Transport releasing on February 25, 2003, a policy document entitled Straight Ahead – A Vision for Transportation in Canada, which provided specific direction and called for action in various areas of transportation and the tabling of Bill C-26 in the House of Commons, being an Act to amend the Canada Transportation Act and the Railway Safety Act, and to enact the VIA Rail Canada Act. Bill C-26 died on the Order Paper (i.e., it was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the consultation document, or other future governmental initiatives, will not materially adversely affect the Company's position or results of operations.

3.8.3 U.S. Regulation

The STB has jurisdiction over, amongst other things, service levels, carrier practices, car compensation, and limited jurisdiction over carrier rates. It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, extension, or abandonment of rail lines, railroad consolidations, and labor protection provisions in connection with the foregoing. The STB's jurisdiction over rail transportation, including intrastate rail transportation, is exclusive, pre-empting other remedies under federal and state law.

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

Following an extended review, in June 2001 the STB issued new regulations governing mergers between Class 1 Railroads. CN had recommended higher public interest standards for mergers and the new regulations effectively raised the bar for the quality of customer service in all future major railroad mergers. The STB also agreed with CN that foreign-headquartered railroads would be treated the same as U.S.-based railroads under its merger rules.

3.8.4 Canada-U.S. Customs and U.S. Homeland Security

In October 2002, CN became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (“C-TPAT”). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security regarding goods exported to the U.S. CN is also designated as a low-risk carrier under the Customs Self-Assessment ("CSA") program, a new Canada Customs and Revenue Agency (“CCRA”) program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada. In addition, the Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include border security arrangements, pursuant to an agreement the Company and Canadian Pacific Railway entered into with the U.S. Bureau of Customs and Border Protection (“CBP”) and the CCRA. The customs program is now part of the new Canada Border Services Agency (CBSA), requiring advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation, and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked closely with the Association of American Railroads to develop and put in place an extensive industry-wide security plan.

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

Federal, provincial, state and local authorities continue to be increasingly active in the area of environmental legislation and its enforcement. The new regulations and active intervention by those different levels of government can be expected to affect the Company in the future and may increase the Company’s future environmental costs. In addition, the Company’s ongoing efforts to identify and address potential environmental concerns that may be associated with many of its properties may result in the identification of additional environmental costs and liabilities. As a result of all of the foregoing, the Company has in the past and will in the future continue to make substantial expenditures relating to environmental compliance issues and to the assessment and remediation of environmental conditions on its rail and general real estate properties and properties previously owned or operated by the Company. The insurance policies maintained by the Company have environmental exclusions; the Company does, however, have coverage for discharges of an accidental and sudden nature.

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

The Company estimates that capital expenditures for compliance and clean-up costs relating to environmental matters is expected to be similar to that of previous years. The Company also anticipates that it will incur up to approximately $83 million in additional remediation costs relating to environmental matters within the next five years and has made provisions relating to these remediation costs. In addition, the Company expects to incur other expenses, which may be considered environmental costs. Such other costs are, however, inextricably intertwined in the Company’s operational budget and are not accounted for separately.

The Company has accrued for environmental matters with respect to compliance costs and operating and non-operating properties, as well as for certain properties previously sold, based on the costs estimated to be incurred when such costs are likely to occur and when amounts (or at least a minimum amount) can be estimated based on available information. To date, the Company’s ongoing efforts to identify and address potential environmental concerns that may be associated with its properties or other events may lead to future environmental investigations which may result in the identification of additional environmental costs and liabilities. Due to the lack of technical information available with respect to specific sites, the absence of any governmental or third-party orders or claims with respect to particular sites, the potential for development of new laws and remediation technologies and uncertainty regarding the timing of the work and the ability to recover costs from any third parties, the probability of particular additional liabilities occurring, the likelihood of any such additional costs being incurred or whether such costs would be material to the Company cannot be determined at this time and therefore no provisions have been made with respect to environmental matters which might arise during any period beyond the next five years. Therefore, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. The Company believes, however, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position.

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

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (“FELA”) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to a significant increase in the Company’s personal injury expense in recent years. In view of the Company’s growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims in the fourth quarter of 2002.

Under the actuarial-based approach, the Company accrues the cost for expected personal injuries and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. A liability for unasserted occupational disease claims is accrued, however, to the extent they are probable and can be reasonably estimated.

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and Other expense as reported in the Company’s results of operations.

The Company’s expenses for personal injury and other claims, net of recoveries, and including the above-mentioned charge, were $127 million in 2003 ($393 million in 2002 and $78 million in 2001) and payments for such items were $126 million in 2003 ($156 million in 2002 and $149 million in 2001). As at December 31, 2003, the Company had aggregate reserves for personal injury and other claims of $590 million ($664 million at December 31, 2002).

3.10.2 Aboriginal Claims

CN and its predecessor companies have acquired lands throughout Canada from the Crown, including certain lands contained in aboriginal reserves. A portion of the Company’s network, primarily in British Columbia, is currently operated on these lands.

The Company believes that it possesses unrestricted and absolute title to lands acquired out of aboriginal reserves but, in recent years, some aboriginal bands have claimed a continuing legal interest in such lands and they allege this interest prohibits the Company from disposing of the lands when they are no longer needed for railway purposes, except by allowing them to revert to the Crown for the benefit of aboriginals. This issue is one which will ultimately be decided by the courts but, regardless of the outcome, there is no perceived material adverse effect as the right of the Company to continue to occupy and operate over such lands is not being called into question.

As the issues surrounding aboriginal claims are complex and involve not only private interests but fiduciary and other obligations of the Government of Canada, CN has agreed with the Government not to sell or otherwise dispose of land which is not essential to its rail operations and which is located in, or adjacent to, an aboriginal reserve, unless each of CN and the Government are satisfied that there is no legitimate aboriginal claim with respect to such land. In addition, CN has agreed to convey to the Government, for no consideration, any land not integral to its rail operations which may be necessary to settle legitimate aboriginal claims with respect to such land, or lands which were formerly reserve lands and which have become non-rail assets. The Government of Canada, for its part, has agreed that it will provide the necessary compensation for settlement of legitimate aboriginal claims which would otherwise result in CN having to relinquish land essential to its rail network, unless such claims arise out of, or are substantially based upon, wilful, known, negligent or fraudulent acts or omissions of CN which adversely affected the rights or interests of aboriginal people.

ITEM 4 SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

4.1 SELECTED THREE-YEAR ANNUAL CONSOLIDATED FINANCIAL INFORMATION

The selected financial data presented below for each of the years in the three-year period ended and as of December 31, 2003 under both Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”) were derived from the consolidated financial statements incorporated by reference herein, which have been audited by KPMG LLP, independent auditors, for the years 2003, 2002 and 2001. Unless otherwise indicated, the financial data is presented on the basis of Canadian GAAP.

	Year ended December 31,

	2003	2002	2001(2)

	(In millions $, except per share data)
Canadian GAAP(1)
Income Statement Data:(3)(4)
Revenues	5,884	6,110	5,652
Operating expenses(5)	4,516	5,012	4,286
Operating income	1,368	1,098	1,366
Interest expense	317	353	312
Other income	21	76	65

Net income(6)	734	553	727
Basic earnings per share	$3.84	$2.78	$3.72
Diluted earnings per share	$3.79	$2.73	$3.62

Dividend declared per share	$1.00	$0.86	$0.78
Balance Sheet Data (at end of period)

Cash and cash equivalents	130	25	53
Total assets	17,150	18,924	18,788
Long-term debt (excluding current portion)	4,175	5,003	5,764
Shareholders' equity	6,480	6,627	6,361

U.S. GAAP

Income Statement Data:(4)
Revenues	5,884	6,110	5,652
Operating expenses(5)	4,107	4,641	3,970
Operating income	1,777	1,469	1,682
Interest expense	315	361	327
Other income	21	76	65

Income before cumulative effect of change in accounting policy	966	800	1,040
Net income(6)(7)	1,014	800	1,040

Basic earnings per share
Income before cumulative effect of change in accounting policy	$5.05	$4.07	$5.41
Net income	$5.30	$4.07	$5.41
Diluted earnings per share
Income before cumulative effect of change in accounting policy	$4.99	$3.97	$5.23
Net income	$5.23	$3.97	$5.23
Dividend declared per share	$1.00	$0.86	$0.78

Balance Sheet Data (at end of period)
Cash and cash equivalents	130	25	53
Total assets	20,337	21,738	21,223
Long-term debt (excluding current portion
and including convertible preferred securities)	4,175	5,003	6,130
Shareholders' equity	8,432	8,369	7,488

(1)	The Company's consolidated financial statements, from which the data are derived, are prepared on the basis of Canadian GAAP, which are different in some respects from U.S. GAAP, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities.
(2)	The 2001 figures include WC from October 9, 2001.
(3)	Effective January 1, 2003, the Company adopted the fair value based approach recommended in the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 "Stock-based Compensation and Other Stock-Based Payments," and retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002. Accordingly, the 2002 comparative period was restated to reflect this change in accounting policy.
(4)	In 2003, the significant year-over-year appreciation of the Canadian dollar relative to the U.S. dollar impacted the conversion of the Company's U.S. dollar denominated revenues and expenses. Under Canadian GAAP, the stronger Canadian dollar reduced revenues, operating income and net income by approximately $380 million, $110 million and $55 million, respectively, whereas under U.S. GAAP, revenues, operating income and net income were reduced by approximately $380 million, $120 million and $62 million, respectively.
(5)	Operating expenses included a fourth quarter 2002 charge of $281 million to increase the Company's U.S. personal injury and other claims liability and workforce reduction charges of $120 million and $98 million in 2002 and 2001, respectively.
Depreciation and amortization expense: The Company follows the group method of depreciation and, as such conducts comprehensive depreciation studies generally every three years to assess the reasonableness of the lives of properties based upon current information, including actual results of prior years. In 2001, such a study was conducted for the Company's Canadian properties. Under U.S. GAAP, the study revealed that estimated depreciable lives for certain asset types had increased, and therefore, those asset lives have been extended prospectively, resulting in a reduction to depreciation and amortization expense of $44 million in 2001. Under Canadian GAAP, the study did not have a significant effect on depreciation expense as the benefit of increased depreciation lives was offset by deficiencies in certain accumulated depreciation balances.
(6)	In the fourth quarter of 2003, the Company recorded a deferred income tax expense of $33 million under Canadian GAAP and $79 million under U.S. GAAP resulting from the enactment of higher corporate tax rates in the province of Ontario. The difference in expense is attributable to a larger net deferred tax liability position under U.S. GAAP.
(7)	Effective January 1, 2003, pursuant to the requirements of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, the Company recorded a cumulative benefit of $75 million ($48 million after tax) for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003.

OPERATING DATA

Year ended December 31,	2003	2002	2001(1)

Statistical operating data

Freight revenues ($ millions)	5,694	5,901	5,457
Gross ton miles (GTM) (millions)(2)	313,593	309,102	293,857
Revenue ton miles (RTM) (millions)(3)	163,717	159,876	153,095
Carloads (thousands)	4,192	4,164	3,821
Route miles (includes Canada and the U.S.)	17,544	17,821	17,986
Employees (end of period)(4)	21,489	22,114	22,868
Employees (average during period)(4)	22,012	23,190	22,668

Productivity

Operating ratio(%)(5)(6)
Canadian GAAP	76.8	82.0	75.8
U.S. GAAP	69.8	76.0	70.2
Freight revenue per RTM (cents)(7)	3.48	3.69	3.56
Freight revenue per carload ($)	1,358	1,417	1,428
Operating expenses per GTM (cents)(6)
Canadian GAAP	1.44	1.62	1.46
U.S. GAAP	1.31	1.50	1.35
GTMs per average number of employees (thousands)	14,246	13,329	12,964
Diesel fuel consumed (U.S. gallons in millions)	374	369	351
Average fuel price ( $ /U.S. gallon)	1.21	1.20	1.35
GTMs per U.S. gallon of fuel consumed	838	838	837

(1)	Includes Wisconsin Central Transportation Corporation from October 9, 2001.
(2)	Gross ton miles is a measure of the total volume transported by the Company, expressed in ton miles, representing the product of the weight of the cars and their contents multiplied by the distance traveled measured in miles.
(3)	Revenue ton miles represents the volume of freight transported by the Company for revenue measured in ton miles.
(4)	Excludes non-productive rail employees (employees on employment security status, furlough board and employees on leave of absence) and those employed in non-rail units of the Company.
(5)	Operating ratio, defined as operating expenses as a percentage of revenues, is a measure of operating performance commonly disclosed in the railroad industry that provides a useful basis for year-over-year comparison.
(6)	2002 includes fourth quarter charges of $281 million to increase the Company's U.S. personal injury and other claims liability and $120 million for workforce reductions. 2001 includes a workforce reduction charge of $98 million.
(7)	Freight revenue per revenue ton mile represents a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile.

- 25 - .

4.2 SELECTED TWO-YEAR QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

	2003				2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(2)

	(Unaudited, in millions $, except per share data)

Canadian GAAP(1)

Revenues	1,496	1,463	1,413	1,512	1,509	1,551	1,503	1,547
Operating income	341	335	329	363	369	380	357	(8)
Net income	180	177	208	169	208	207	182	(44)

Basic earnings per share	$0.92	$0.93	$1.10	$0.89	$1.06	$1.05	$0.91	$(0.22)
Diluted earnings per share	$0.91	$0.91	$1.08	$0.88	$1.02	$1.02	$0.90	$(0.22)

Dividend declared per share	$0.250	$0.250	$0.250	$0.250	$0.215	$0.215	$0.215	$0.215

U.S. GAAP

Revenues	1,496	1,463	1,413	1,512	1,509	1,551	1,503	1,547
Operating income	374	437	454	512	406	490	484	89
Net income	252	244	294	224	230	280	268	22

Basic earnings per share	$1.29	$1.28	$1.55	$1.18	$1.19	$1.44	$1.34	$0.11
Diluted earnings per share	$1.28	$1.26	$1.53	$1.17	$1.15	$1.39	$1.32	$0.11

Dividend declared per share	$0.250	$0.250	$0.250	$0.250	$0.215	$0.215	$0.215	$0.215

(1)	The 2002 comparative period was restated to conform to the recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-Based Payments," adopted on January 1, 2003.

(2)	In the fourth quarter of 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its liability for U.S. personal injury and other claims and a charge for workforce reductions of $120 million ($79 million after tax).

4.3 DIVIDENDS

The Company has declared, and intends to continue declaring, dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend payout on a quarterly basis. Consistent with this practice and taking into account the three-for-two common share split effective February 27, 2004, the quarterly rate of $0.13 per share, starting with the first quarter of 2001, was increased to $0.143 per share, starting with the first quarter of 2002; to $0.167 per share, starting with the first quarter of 2003; and to $0.195 per share, starting with the first quarter of 2004. There can be no assurance as to the amount or timing of such dividends in the future.

ITEM 5	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

A discussion and analysis by management of the financial condition and results of operations for the financial year ended December 31, 2003 (U.S. and Canadian GAAP) is presented under the item “Management’s Discussion and Analysis” on pages 31 to 48 (U.S. GAAP) and on pages 74 to 92 (Canadian GAAP) of the Company’s 2003 Annual Report, which item is incorporated herein by reference.

ITEM 6 MARKET FOR SECURITIES

CN’s common shares are listed on both The Toronto Stock Exchange and the New York Stock Exchange under the stock symbols CNR and CNI, respectively.

ITEM 7 DIRECTORS AND EXECUTIVE OFFICERS

7.1 DIRECTORS

The information with respect to directors, which appears on pages 4 to 9 of the Company’s Management Proxy Circular (the “Circular”) dated March 2, 2004, under the heading “Election of Directors”, is incorporated herein by reference. Each of the nominees for election to the Company’s Board of Directors were elected to the Board at the Company’s annual meeting of shareholders held on April 22, 2004.

7.2 EXECUTIVE OFFICERS

As of the date hereof, the following are the senior executive officers of the Company:

Name	Position and Municipality of Residence

E. Hunter Harrison	President and Chief Executive Officer
Burr Ridge, Illinois, United States

Tullio Cedraschi	President and Chief Executive Officer,
CN Investment Division
Montreal, Quebec, Canada

Keith Creel	Senior Vice-President,
Eastern Canada Region
Stouffville, Ontario, Canada

Les P. Dakens	Senior Vice-President, People
Montreal, Quebec, Canada

Sean Finn	Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary
St-Lambert, Quebec, Canada

James M. Foote	Executive Vice-President, Sales and Marketing
Chicago, Illinois, United States

Fred R. Grigsby	Senior Vice-President and Chief Information Officer
Beaconsfield, Quebec, Canada

Edmond L. Harris	Senior Vice-President, Operations
Edmonton, Alberta, Canada

Peter C. Marshall	Senior Vice-President, Western Canada Region
Edmonton, Alberta, Canada

Claude Mongeau	Executive Vice-President and Chief Financial Officer
Boucherville, Quebec, Canada

Gordon T. Trafton	Senior Vice-President, United States Region
Naperville, Illinois. United States

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed, subject to resignation, retirement or removal by the Board of Directors.

For the past five years each of the senior executive officers of the Company has held the principal occupation indicated above or other positions within the Company or its affiliates except as follows: Keith Creel was appointed Senior Vice President, Eastern Canada Region in January 2004 and, prior to that, he was Senior Vice-President of the Western Canada Region since July 1, 2003 and was Vice President of the Prairie Division since 2002; before that, he was General Manager – Michigan Zone, Midwest Division since June 2000 and District Superintendent, Battle Creek Michigan since 1999; prior thereto, Mr. Creel was Director of Corridor Operations at Illinois Central Railroad; Les P. Dakens was appointed Senior Vice-President, People in January 2003 and, prior to that, he was Senior Vice-President, Corporate Services of CN since June 2001; prior thereto, he was Vice-President, Human Resources and Administration, Heinz North America; Edmond L. Harris was appointed Senior Vice-President, Operations, in June 2003, prior to which he was Chief Transportation Officer since 2000; before that he had been Vice-President, Midwest Division and Vice-President Operations, for Illinois Central Corporation since 1998; prior thereto, he was General Manager Northern at Illinois Central Railroad. E. Hunter Harrison was appointed President and Chief Executive Officer of the Company effective January 1, 2003, prior to which he was Executive Vice-President and Chief Operating Officer of the Company since March, 1998; he was also President and Chief Executive Officer and a director of Illinois Central Corporation prior to March 1998; Gordon Trafton was appointed Senior Vice-President, United States Region, in June 2003 and, from 2000 to 2003, he was successively Vice-President of the Wisconsin Central Division, Vice-President of the Midwest Division and Vice President of both the Midwest and Gulf Divisions; prior to that he was Vice-President, Operations Integration since 1999 and before that he was Vice-President, Transportation and Information Technology Services at Illinois Central Corporation.

As at February 29, 2004, the directors and executive officers, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 6.9 million Common Shares (after giving effect to the three-for-two stock split effective on February 27, 2004), representing approximately 2.4% of the outstanding Common Shares.

ITEM 8 ADDITIONAL INFORMATION

8.1 EXECUTIVE COMPENSATION; FINANCIAL INFORMATION

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Circular. Additional financial information is provided in the Company’s Consolidated Financial Statements included in its 2003 Annual Report.

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

8.3 AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

The Auditors’ Report, Consolidated Financial Statements and Management’s Discussion and Analysis included on pages 31 to 72 (U.S. GAAP) and 73 to 117 (Canadian GAAP) of the Company's 2003 Annual Report are incorporated herein by reference.

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

(1)	Significant competition may lead to reduced volumes and revenues and narrower profit margins.
(2)	Significant environmental regulatory compliance and clean-up costs and unforeseen environmental liabilities and costs may adversely affect the Company’s liquidity.
(3)	The outcome of outstanding or pending legal actions cannot be predicted with certainty.
(4)	The outcome of the current labor negotiations of certain of the Company’s labor agreements is uncertain.
(5)	New legislative, administrative or judicial actions that constrain market forces may have a material adverse effect on the Company’s competitive position and profitability.

(6)	A sustained increase in fuel prices may have a negative impact on the Company’s earnings and cash flow.
(7)	Substantial ongoing capital expenditures may require the Company to seek additional financing or reduce dividends.
(8)	Changes in the exchange rate between the Canadian dollar and other currencies may adversely affect the Company’s results of operations.
(9)	Adverse economic conditions in the industries and geographic areas that produce and consume the freight the Company transports or the supplies it requires to operate may affect the Company’s results of operations.
(10)	International conflicts and potential terrorist actions may impact the Company's results of operations.
(11)	Severe weather conditions, particularly in the winter months, may result in temporary halts or slowdown in train operations, which may lead to some revenue loss.

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

Except for historical information, the Company’s annual information forms and annual reports filed on Form 40-F with the U.S. Securities and Exchange Commission (including the annual information form and annual report on Form 40-F for the year ended December 31, 2003 to which this exhibit is appended), the Company’s current reports on Form 6-K, periodic press releases, as well as other public documents and statements, may contain forward-looking statements within the meaning of the Act.

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

Significant Competition. The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company, which operates the other major rail system in Canada, serving most of the same industrial and population centers as CN, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in Eastern Canada, where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (“ICRR”), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the freight has traditionally been affected by the navigational conditions on the river.

The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Actual and Potential Environmental Liabilities. The Company’s operations are subject, in Canada and the United States, to federal, provincial, state, municipal and local environmental laws and regulations concerning, among other things, emissions into the air, discharges into waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and aboveground storage tanks and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations, real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, its ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of the clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely affected by such environmental liabilities or costs.

Legal Actions. In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease, and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims.

In Canada, employee injuries are governed by workers' compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on nature and severity of the injury. The Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. Assumptions used in making such estimates are periodically reviewed and revised by the Company to reflect currently available information. For all other Canadian legal actions, the Company maintains, and regularly updates, on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information and estimates are based on case history, trends and judgment.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers' Liability Act ("FELA") and represents a major expense for the railroad industry. In view of the Company's growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

Under the actuarial-based approach, the Company accrues the cost for expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. A liability for unasserted occupational disease claims is accrued, however, to the extent they are probable and can be reasonably estimated.

Although the Company considers such provisions to be adequate for these matters, the final outcome with respect to actions outstanding or pending at March 31, 2004, or future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Potential Adverse Consequences of Labor Negotiations. Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of March 2004, the Company has successfully negotiated four collective agreements with the Canadian Auto Workers (CAW) union, retroactive to January 1, 2004, covering the Company’s shopcraft forces, clerical workers, intermodal yard employees and owner operators. The Company is currently undergoing discussions with all its remaining trade unions whose agreements also expired on December 31, 2003. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before the conciliation process is completed, a union obtains a majority by secret ballot and proper notification of at least seventy-two hours notice is given to the other party.

In the first quarter of 2004, the Company’s shopcraft forces, clerical workers and intermodal yard employees, represented by the CAW, rejected three tentative agreements signed by the CAW and the Company on January 23, 2004. The strike that ensued lasted almost four weeks and disrupted the Company’s operations and accordingly adversely impacted the Company's financial results. There can thus be no assurance that the Company will be able to have all its collective agreements renewed and ratified without any other strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and WC, have bargained on a local basis rather than holding national, industry wide negotiations because, they believe, it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. Local negotiations may not, however, generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

As of March 2004, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 60% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2004.

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Potential Business Constraints Resulting from Regulation. The Company’s rail operations in Canada are subject to regulation as to (1) rate setting and network rationalization by the Canadian Transportation Agency (the "Agency") under the Canada Transportation Act (Canada) (the "CTA"), and (2) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (1) economic regulation by the Surface Transportation Board (the "STB") (the successor to the Interstate Commerce Commission) and (2) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June, 2001. It was released to the public on July 18, 2001 and contained numerous recommendations for legislative changes affecting all modes of transportation, including rail. Subsequently, the Canadian Minister of Transport released on February 25, 2003 its consultation document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, and to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (i.e., it was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the consultation document, or other future governmental initiatives, will not materially adversely affect the Company’s financial position or results of operations.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

Finally, the Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and Canadian Pacific Railway entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Customs and Revenue Agency (CCRA). The customs program is now part of the new Canada Border Services Agency (“CBSA”), requiring advance electronic transmission of cargo information of U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S. or Canadian governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

Adverse Factors Affecting Fuel Price. Fuel represents an appreciable proportion of the Company’s annual operating expense. A sustained increase in fuel prices may have a negative impact on the Company’s earnings and cash flow. To mitigate the effects of fuel price changes on its operating margins and overall profitability the Company has adopted a systematic approach to its hedging activities, which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

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

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. Where the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored.

Adverse Economic Conditions. In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. Many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports, however, move offshore and are affected more by global economic conditions than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations. The Company’s revenues are affected by prevailing economic conditions and should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected. Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

Security. Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company's markets.

Impact of Severe Weather Conditions. In addition to the inherent risks of the business cycle, the Company's operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for CN customers. Recently severe drought conditions in Western Canada, for example, significantly reduced bulk commodity revenues, principally grain.

EXHIBIT B

FACILITIES

SEE ATTACHED

CN Facilities Inventory as at February 1, 2004

	Location	Diesel Shops		Offices- Leased		Office- Owned		Shop/ Garages		Station/ Other		Warehouse/ Office			Total
		#	Sq. ft.	#	Sq. ft.	#	Sq. ft.	#	Sq. ft.	#	Sq. ft.	#	Sq. ft.	#	Sq. ft.

CN	British	4	263,212	3	24,970	21	95,290	34	116,508	9	50,556	2	44,480	73	595,016
	Columbia
	Alberta	2	127,688	3	144,812	22	105,689	37	135,135	9	29,375	4	82,155	77	624,854
	Saskatchewan	1	10,752	3	9,644	21	30,649	29	103,229	13	67,969	4	41,662	71	263,865
	Manitoba	2	485,021	1	109,837	15	51,931	51	834,934	2	8,954	15	454,747	86	1,945,424
	Ontario	3	226,692	9	181,759	38	171,857	68	420,535	103	307,169	16	864,409	237	2,172,421
	Quebec	1	144,817	2	35,113	59	1,304,838	99	1,467,965	61	113,801	94	408,833	316	3,475,367
	Nova Scotia	-	-	-	-	6	9,994	9	37,298	6	14,370	4	2,413	25	64,075
	New Brunswick	-	-	3	32,357	7	35,956	22	151,435	6	13,114	6	10,780	44	243,642
	US Properties	-	-	-	-	2	12,956	-	-	1	3,920	1	1,248	4	18,124
GT	Michigan	-	-	1	39,415	11	93,338	28	370,086	-	-	-	-	40	502,839
	Ohio	-	-	-	-	1	16,503	1	2,315	-	-	-	-	2	18,818
	Indiana	-	-	1	10,350	-	-	-	-	-	-	-	-	1	10,350
	Illinois	-	-	-	-	2	5,866	-	-	-	-	1	22,000	3	27,866
	DC	-	-	1	3,032	-	-	-	-	-	-	-	-	1	3,032
IC	Illinois	1	490,161	1	22,450	29	108,312	15	164,727	11	1,656	13	46,167	70	833,563
	Louisiana	2	13,440	-	-	14	31,100	11	10,100	11	1,978	5	1,500	43	58,118
	Mississippi	1	11,000	1	6,333	11	21,600	3	-	18	4,500	2	11,670	36	55,103
	Iowa	-	-	-	-	13	18,300	3	33,867	11	2,800	5	301,250	32	356,217
	Kentucky	-	-	-	-	1	600	2	35,667	-	-	4	11,426	7	47,693
	Alabama	-	-	-	-	2	6,000	-	-	-	-	-	-	2	6,000
	Tennessee	-	-	-		13	30,595	18	623,699	1	-	2	112,152	34	766,446
	Texas	-	-	1	2,700	-	-	-	-	-	-	-	-	1	2,700
	Mexico	-	-	1	1,465	-	-	-	-	-	-	-	-	1	1,465
WC	Wisconsin	2	39,032	-		18	71,924	8	306,911	-	-	-	-	28	417,867
	Illinois	-	-	1	5,075	1	5,700	-	-	-	-	-	-	2	10,775
	Minnesota	-	-	1	3,200	1	240	-	-	-	-	-	-	2	3,440
	Michigan	-	-	-	-	3	21,549	1	15,000	-	-	-	-	4	36,549
AC	Ontario	-	-	-	-	-	-	2	14,800	-	-	3	56,900	5	71,700
	Other Buildings									1,034	1,368,255			1,034	1,368,255
	Other Facilities									2,663	3,153,054			2,633	3,153,054
	Total	19	1,811,815	33	632,602	311	2,250,787	441	4,844,211	3,929	5,141,471	181	2,473,752	4,914	17,154,638

Other Facilities		#-	Sq. ft

Fenced Compound		91	1,251,733
Container/Truck railer		734	160,356
Loading Platform		132	321,211
Mobile Home		24	13,488
Mobile Trailer		269	138,857
Parking Lot		28	786,986
Radiotower Base		232	74,228
Storage Shed		991	392,983
Tank		132	13,212

	Sub-Total	2,633	3,153,054

SUMMARY	#	Sq. ft

Major Buildings (> 10K sq ft.)	167	11,021,617
Other Owed Facilities	4,714	5,500,419
Other Leased Facilities	33	632,602

TOTAL	4,914	17,154,638

EXHIBIT C

GAAP RECONCILIATION

SEE ATTACHED

Reconciliation of Non-GAAP Measures	U.S. GAAP

in millions, except per share data, or unless otherwise indicated

2003	Reported	Adjustments (1)	Adjusted

Revenues	$5,884	$-	$5,884
Operating expenses	4,107	-	4,107

Operating income	1,777	-	1,777

Interest expense	(315)	-	(315)
Other income	21	-	21

Income before income taxes and cumulative	1,483	-	1,483
effect of change in accounting policy
Income tax expense	(517)	79	(438)

Income before cumulative effect of change
in accounting policy	966	79	1,045
Cumulative effect of change in accounting
policy (net of applicable taxes)	48	(48)	-

Net income	$1,014	$31	$1,045

Operating ratio	69.8%		69.8%
Basic earnings per share	$5.30		$5.47
Diluted earnings per share	$5.23		$5.40

2002	Reported	Adjustments (2)	Adjusted

Revenues	$6,110	$-	$6,110
Operating expenses	4,641	(401)	4,240

Operating income	1,469	401	1,870

Interest expense	(361)	-	(361)
Other income	76	-	76

Income before income taxes	1,184	401	1,585
Income tax expense	(384)	(149)	(533)

Net income	$800	$252	$1,052

Operating ratio	76.0%		69.4%
Basic earnings per share	$4.07		$5.35
Diluted earnings per share	$3.97		$5.22

2001	Reported	Adjustments (3)	Adjusted	Pro-forma	Adjusted
				adjustments (4)	Pro-forma

Revenues	$5,652	$-	$5,652	$438	$6,090
Operating expenses	3,970	(98)	3,872	303	4,175

Operating income	1,682	98	1,780	135	1,915

Interest expense	(327)	-	(327)	(80)	(407)
Other income	65	(2)	63	24	87

Income before income taxes	1,420	96	1,516	79	1,595
Income tax expense	(380)	(158)	(538)	(29)	(567)

Net income	$1,040	$(62)	$978	$50	$1,028

Operating ratio	70.2%		68.5%		68.6%
Basic earnings per share	$5.41		$5.09		$5.35
Diluted earnings per share	$5.23		$4.92		$5.17

(1)	Includes a cumulative benefit of $75 million ($48 million after tax) resulting from a change in the accounting for certain track structure assets pursuant to the requirements of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," and a fourth quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario.
(2)	Includes a fourth quarter charge of $281 million ($173 million after tax) to increase the Company's U.S. personal injury and other claims liability and a workforce reduction charge of $120 million ($79 million after tax).
(3)	Includes a charge of $98 million ($62 million after tax) for workforce reductions, a gain of $101 million ($73 million after tax) from the sale of the Company's 50 per cent interest in the Detroit River Tunnel Company, a charge of $99 million ($71 million after tax) to write down the Company's net investment in 360networks Inc. and a deferred income tax recovery of $122 million.
(4)	Wisconsin Central Transportation Corporation (WC) was acquired and consolidated on October 9, 2001. Pro forma assumes that the acquisition took place on January 1, 2001.

Reconciliation of Non-GAAP Measures	Canadian GAAP

in millions, except per share data, or unless otherwise indicated

2003	Reported	Adjustments (1)	Adjusted

Revenues	$5,884	$-	$5,884
Operating expenses	4,516	-	4,516

Operating income	1,368	-	1,368

Interest expense	(317)	-	(317)
Other income	21	-	21

Income before income taxes	1,072	-	1,072
Income tax expense	(338)	33	(305)

Net income	$734	$33	$767

Operating ratio	76.8%		76.8%
Basic earnings per share	$3.84		$4.01
Diluted earnings per share	$3.79		$3.96

2002	Reported	Adjustments (2)	Adjusted

Revenues	$6,110	$-	$6,110
Operating expenses	5,012	(401)	4,611

Operating income	1,098	401	1,499

Interest expense	(353)	-	(353)
Other income	76	-	76

Income before income taxes	821	401	1,222
Income tax expense	(268)	(149)	(417)

Net income	$553	$252	$805

Operating ratio	82.0%		75.5%
Basic earnings per share	$2.78		$4.06
Diluted earnings per share	$2.73		$3.98

2001	Reported	Adjustments (3)	Adjusted	Pro-forma	Adjusted
				adjustments(4)	Pro-forma

Revenues	$5,652	$-	$5,652	$438	$6,090
Operating expenses	4,286	(98)	4,188	327	4,515

Operating income	1,366	98	1,464	111	1,575

Interest expense	(312)	-	(312)	(80)	(392)
Other income	65	(2)	63	24	87

Income before income taxes	1,119	96	1,215	55	1,270
Income tax expense	(392)	(39)	(431)	(19)	(450)

Net income	$727	$57	$784	$36	$820

Operating ratio	75.8%		74.1%		74.1%
Basic earnings per share	$3.72		$4.02		$4.21
Diluted earnings per share	$3.62		$3.90		$4.08

(1)	Includes a fourth quarter deferred income tax expense of $33 million resulting from the enactment of higher corporate tax rates in the province of Ontario.
(2)	Includes a fourth quarter charge of $281 million ($173 million after tax) to increase the Company's U.S. personal injury and other claims liability and a workforce reduction charge of $120 million ($79 million after tax).
(3)	Includes a charge of $98 million ($62 million after tax) for workforce reductions, a gain of $101 million ($82 million after tax) from the sale of the Company's 50 per cent interest in the Detroit River Tunnel Company and a charge of $99 million ($77 million after tax) to write down the Company's net investment in 360networks Inc.
(4)	Wisconsin Central Transportation Corporation (WC) was acquired and consolidated on October 9, 2001. Pro forma assumes that the acquisition took place on January 1, 2001.

Free cash flow

in millions

U.S. GAAP

	2003	2002	2001	2000

Cash provided from operating activities	$1,976	$1,612	$1,621	$1,506
Less:
Net capital expenditures	(1,043)	(938)	(941)	(958)
Other investing activities	(32)	14	(1,232)	(23)
Dividends paid	(191)	(170)	(150)	(136)

Cash provided (used) before financing activities	710	518	(702)	389

Adjustments:
Change in level of accounts receivable sold (1)	(132)	(5)	(133)	(3)
Acquisition of WC (2)	-	-	1,278	-

Free cash flow	$578	$513	$443	$386

Canadian GAAP

	2003	2002	2001	2000

Cash provided from operating activities	$1,500	$1,173	$1,232	$1,128
Less:
Net capital expenditures	(583)	(571)	(605)	(607)
Other investing activities	(16)	95	(1,159)	21
Dividends paid	(191)	(179)	(174)	(149)

Cash provided (used) before financing activities	710	518	(706)	393

Adjustments:
Change in level of accounts receivable sold (1)	(132)	(5)	(133)	(3)
Acquisition of WC (2)	-	-	1,278	-

Free cash flow	$578	$513	$439	$390

(1)	Changes in the level of accounts receivable sold under the securitization program are considered a financing activity.
(2)	Significant acquisitions are excluded, as they are not indicative of normal day-to-day investments in the Company's asset base.

Return on Invested Capital	U.S. GAAP

The Company uses Return on Invested Capital (ROIC) as a measure of return on investment. The Company calculates ROIC as follows,

Adjusted Net Income before Interest Expense Average Net Indebtedness* & Shareholders' Equity

* Total debt (current and long-term) minus cash

in millions $, unless otherwise indicated		2003

Adjusted Net Income before Interest Expense

Net income, as reported		1,014
Adjustments:
Cumulative effect of change in policy (1)		(48)
Deferred income tax expense (2)		79

Adjusted net income		1,045
Add: Interest expense		315

Adjusted net income before interest expense	A	1,360

Average Net Indebtedness & Shareholders' Equity
Net Indebtedness
Beginning of period		5,552
End of period		4,528

		10,080
Average for the period	B	5,040

Shareholders' Equity
Beginning of period		8,369
End of period		8,432

		16,801
Average for the period	C	8,401

Average Net Indebtedness & Shareholders' Equity	D = (B+C)	13,441

Return on Invested Capital	( A/D )	10.1%

(1)	Consists of a cumulative benefit of $75 million ($48 million after tax) resulting from a change in the accounting for certain track structure assets pursuant to the requirements of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

(2)	Consists of a fourth quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario.

CEO SECTION 302 CERTIFICATION

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this annual report on Form 40-F of Canadian National Railway Company (“CN”);

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 30, 2004

(s) E. Hunter Harrison

E. Hunter Harrison
President and Chief Executive Officer

CFO SECTION 302 CERTIFICATION

I, Claude Mongeau, certify that:

(1)	I have reviewed this annual report on Form 40-F of Canadian National Railway Company (“CN”);

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(c)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	(d)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 30, 2004

(s) Claude Mongeau

Claude Mongeau
Executive Vice-President and Chief
Financial Officer

CEO AND CFO SECTION 906 CERTIFICATION

April 30, 2004

Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549

Ladies and Gentlemen:

     The certification set forth below is being submitted to the Securities and Exchange Commission for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act of 1934 (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

     E. Hunter Harrison, President and Chief Executive Officer, and Claude Mongeau, Executive Vice-President and Chief Financial Officer, of Canadian National Railway Company, each certifies that, to the best of his knowledge:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canadian National Railway Company.

(s) E. Hunter Harrison	(s) Claude Mongeau

E. Hunter Harrison	Claude Mongeau
President and Chief Executive Officer	Executive Vice-President and
Chief Financial Officer

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN NATIONAL RAILWAY COMPANY

By:	(s) Sean Finn

	Name:	Sean Finn
	Title:	Senior Vice-President Public Affairs, Chief
Legal Officer and Corporate Secretary
	Date:	April 30th, 2004

EXHIBIT INDEX

Exhibit No.	Description

99.1	2003 Consolidated Financial Statements (pages 50 through 72 (U.S. GAAP) and pages 94 through 117 (Canadian GAAP) of the 2003 Annual Report)*

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 31 through 48 (U.S. GAAP) and pages 74 through 92 (Canadian GAAP) of the 2003 Annual Report)*

99.3	Management Proxy Circular for the Annual Meeting of Shareholders on April 22, 2004 (pages 4 through 9 (Election of Directors))*

99.4	Auditor’s Consent

____________
*Incorporated by reference to the Registrant’s Report on Form 6-K dated March 23, 2004.