Form 40-F
period 2004-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2005-03-25
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004                        Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY
(Exact name of registrant as specified in its charter)

Canada	4011	E.I. 980018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

935 de La Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(514) 399-7091
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
At December 31, 2004, 283,100,722 common shares were issued and outstanding.

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
Yes ☒     No ☐

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

      Canadian National Railway Company’s President and Chief Executive Officer (the “CEO”) and its Executive Vice-President and Chief Financial Officer (the "CFO"), after evaluating the effectiveness of Canadian National Railway Company’s "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-15(e) or 15d-15(e)) as of December 31, 2004 (the “Evaluation Date”), have concluded that as of the Evaluation Date, Canadian National Railway Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to Canadian National Railway Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in Internal Control Over Financial Reporting

      During the year ended December 31, 2004, there was no change in the Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

     The Registrant’s board of directors has determined that it has several audit committee financial experts serving on its Audit, Finance and Risk Committee. Mr. Hugh Bolton has been determined to be an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to U.S. Companies. The SEC has indicated that the designation or identification of Mr. Bolton as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Bolton that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

     The Registrant has adopted a code of ethics (the “Code of Business Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available at the Registrant’s Internet website, www.cn.ca under the caption “Corporate Governance.” Any amendments to the Code of Business Conduct will be posted at the Registrant’s Internet website at the address listed above.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG LLP has served as the Company’s auditors since 1992. In 2004 and 2003, fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

Year ended December 31,	2004	2003

Audit fees	$2,883,805	$2,326,447
Audit-related fees	546,517	352,028
Tax fees	700,733	928,408

Total	$4,131,055	3,606,883

     Pursuant to the terms of its charter, the Audit, Finance and Risk Committee of CN approves all audit services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit, Finance and Risk Committee pre-approved 100% of the services performed by our independent auditors for audit-related and tax fees for the year ended December 31, 2004 that were required to be pre-approved.

A discussion of the nature of the services provided under each category is provided below.

Audit fees

Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements, those of it’s subsidiaries and the Company’s pension plan financial statements.

Audit-related fees

Audit-related fees were incurred for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities. In 2004 and in 2003, these amounts include $275,000 and $245,000 respectively, which were incurred for consultations with respect to Sarbanes-Oxley Act, Section 404 “Report on Internal Controls.”

Tax fees

Consists of fees incurred for consultations on cross-border tax implications for employees and tax compliance. 2003 fees also include an amount of $250,000 incurred for research and development tax credit claim.

OFF BALANCE SHEET ARRANGEMENTS

Accounts receivable securitization program

     The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company monitors these reporting and credit rating requirements for any trends, events or conditions that could cause such termination.

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

     At December 31, 2004, pursuant to the agreement, $445 million had been sold compared to $448 million at December 31, 2003.

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

Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

     The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2004, the maximum exposure in respect of these guarantees was $97 million, of which $8 million has been recorded. Of that amount, $6 million represents the expected cash outlay for such guarantees, while the remaining $2 million represents the Company’s obligation to stand ready and honor the guarantees that were entered into subsequent to January 1, 2003. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

     The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2004, the maximum potential liability under these guarantees was $439 million of which $359 million was for workers’ compensation and other employee benefits and $80 million was for equipment under leases and other. During 2004, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

     As at December 31, 2004, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2005 and 2007.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

     The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2004, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

     In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

     In 2004 and 2003, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at December 31, 2004, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2004:

(In millions)	Total	2005	2006	2007	2008	2009	2010 & thereafter

Long-term debt obligations (a)	$4,403	$497	$308	$60	$207	$363	$2,968
Capital lease obligations (b)	1,103	113	106	130	52	93	609
Operating lease obligations	992	206	194	146	116	90	240
Purchase obligations (c)	212	191	10	5	3	3	-

Total obligations	$6,710	$1,007	$618	$341	$378	$549	$3,817

(a)	Presented net of unamortized discounts, of which $838 million relates to non-interest bearing notes due in 2094 assumed as part of the BC Rail acquisition and excludes capital lease obligations of $761 million which are included in “Capital lease obligations.”

(b)	Includes $342 million of imputed interest on capital leases at rates ranging from approximately 2.23% to 13.13%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2005 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

IDENTIFICATION OF THE AUDIT COMMITTEE

     The Registrant’s audit committee is composed of the following directors: Robert Pace (Chair), Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, J.V. Raymond Cyr, James K. Gray, Edith E. Holiday, Gilbert H. Lamphere, and Denis Losier.

CORPORATE GOVERNANCE PRACTICES

     The Registrant’s board of directors has also reviewed the Registrant’s corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission, as well as the NYSE Corporate Governance Standards (the “NYSE Standards”). The board of directors will continue to review its corporate governance practices on an ongoing basis in response to the evolving standards. The Registrant’s corporate governance does not differ significantly from that followed by U.S. domestic companies under the NYSE Standards. A discussion of differences is available at the Registrant’s Internet website, www.cn.ca under the caption “Corporate Governance”.

UNDERTAKING

      Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.

2004

ANNUAL INFORMATION FORM

March 24, 2005

TABLE OF CONTENTS
Item 1	Incorporation		1
	1.1	Incorporation of the Issuer	1
	1.2	Subsidiaries	1
Item 2	General Development of the Business		1
	2.1	Overview	1
	2.2	General Development of the Business During the Last Three Years	2
Item 3	Narrative Description of the Business		5
	3.1	Corporate Organization	5
	3.2	Commodity Groups	6
	3.3	Technology	9
	3.4	Labor	10
	3.5	Social policies	12
	3.6	Facilities, Right-of-way, Rolling Stock and Equipment	12
	3.7	Passenger Rail Services	14
	3.8	Safety	14
	3.9	Regulation	15
	3.10	Environmental Claims	17
	3.11	Legal Matters	19
Item 4	Dividends		24
Item 5	Description of Capital Structure		25
	5.1	General Description of Capital Structure	25
	5.2	Share Ownership Constraints	25
	5.3	Ratings of Debt Securities	26
Item 6	Transfer agent and registrar		27
Item 7	Market for Securities		27
	7.1	Trading Price and Volume	27
	7.2	Prior Sales	27
Item 8	Directors and Executive Officers		28
	8.1	Directors	28
	8.2	Audit committee disclosure	28
	8.3	Executive Officers	28
	8.4	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	29
Item 9	Interest of experts		30
Item 10	Additional Information		30
	10.1	Additional Information	30
	10.2	Factors for Forward-Looking Information	30
Schedule A Reconciliation of Non-GAAP Measures			32

i

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

All references in this Annual Information Form (“AIF”) to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), unless otherwise indicated.

The information in this Annual Information Form includes the railroad and related holdings of Great Lakes Transportation LLC (“GLT”) as of May 10, 2004 and BC Rail as of July 14, 2004.

This AIF contains or makes reference to Non-GAAP measures that do not have any standardized meaning prescribed by GAAP and are therefore not necessarily comparable to similar measures presented by other companies and as such, should not be considered in isolation. Management believes free cash flow to be a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Schedule A attached to this AIF provides a reconciliation of this non-GAAP measure to comparable U.S. GAAP measures.

1.2 SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2004, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of
incorporation

Grand Trunk Corporation	Delaware
Illinois Central Corporation (“IC” or “Illinois Central”)	Delaware
Illinois Central Railroad Company (“ICRR”)	Illinois

The financial statements of each of the above principal subsidiaries are consolidated within CN’s financial statements.

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

2.1 OVERVIEW

As of December 31, 2004, CN operated approximately 12,900 route miles in eight Canadian provinces and 6,400 route miles in sixteen U.S. states totaling approximately 19,300 route miles with principal routes to every major metropolitan area in Canada and to the major U.S. rail hubs of Buffalo, Detroit, Duluth/Superior, Minneapolis/St. Paul, Chicago, St. Louis, Jackson, Memphis, New Orleans, Baton Rouge and Mobile. The Company is North America’s only transcontinental railroad, and Canada’s largest railroad serving all five major Canadian ports on the Atlantic and Pacific oceans and the Great Lakes as well as New Orleans on the Gulf of Mexico.

The Company’s revenues derive from the movement of a diversified and balanced portfolio of goods. In 2004, no single commodity group accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2004, 23% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 23% from Canadian domestic traffic, and 20% from overseas traffic.

CN originated approximately 85% of traffic moving along its network in 2004. This allowed the Company both to capitalize on service advantages and to build on opportunities to efficiently use assets.

2.2 GENERAL DEVELOPMENT OF THE BUSINESS DURING THE LAST THREE YEARS

CN’s financial performance, when measured on the basis of profit margin, balance sheet strength and free cash flow performance, has been amongst the best in the industry since 1999. To maintain that position, CN has focused on strategies to grow the business profitably. Profitable growth is driven by high-quality service that meets customer needs and the relentless pursuit of productivity to contain and reduce its cost base. At CN, the ultimate goal is to achieve sustainable financial performance.

2.2.1 Growth

CN’s revenues have increased from a level of $3.9 billion in 1995, the year in which it was privatized, to $5.65 billion in 2001 and $6.5 billion in 2004. This has resulted from a combination of organic growth and well-executed acquisitions.

Revenues for 2004 were up 11% compared to 2003. This improvement reflected solid growth in the base business and the addition of two companies to the CN organization through acquisitions, namely the railroad and related holding of GLT in the United States during May 2004 and BC Rail in Canada during July 2004. Excluding the conversion impact of a stronger Canadian dollar – approximately $255 million - on U.S. dollar-denominated revenues, CN’s revenues were up 16% compared to 2003, showing growth across the business.

CN’s strategy of extending reach and providing service to North American customers was launched when it took control of IC in 1999. The acquisition of Wisconsin Central Transportation Corporation (“WC”) in 2001 was another key step in increasing CN’s ability to offer seamless service in the North American Free Trade Agreement (“NAFTA”) market. The addition of GLT and BC Rail has allowed CN to extend its reach even further.

The acquisition of GLT strengthens CN’s position in the steel industry, in addition to driving new efficiencies in the network by giving the Company ownership of an essential link in the important Chicago-Western Canada corridor. The Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (“STB”) ruling by April 2004, and it assumed control of GLT on May 10, 2004.

The acquisition of BC Rail, which included all of the issued and outstanding shares of BC Rail Ltd., the partnership units of BC Rail Partnership (“BC Rail”), and the right to operate over BC Rail’s roadbed under a long-term lease, was completed on July 14, 2004. The acquisition extends CN’s business reach in Western Canada and is expected to open up growth opportunities in the Company’s already solid forest products franchise. It represents a good network fit and allows CN to offer seamless service to all its customers in the Province of British Columbia.

CN’s revenue growth in 2004 has already illustrated some of the opportunities coming from GLT and BC Rail. It also reflected a good economy, particularly in the U.S., and a rebound in Canadian grain production following two poor crop years, 2001-02 and 2002-03. Ultimately, CN’s growth in 2004 was driven by its ability to improve revenue yield through quality service and a solid relationship with customers.

2.2.2 Service

CN understands that the best way to increase shareholder value is to create value for its customers. The purpose of CN’s service plan, which was originally introduced in 1998, is to put the tools in place to deliver the quality and reliability of service that customers require. Under the plan, CN runs regularly scheduled trains that leave at predetermined times. Each car or container has a specific trip plan that fits into the design of the train schedule.

CN’s success in the implementation of the service plan is seen in the performance of traffic compared to the trip plans set for each shipment on each day, with a very tight window of compliance. CN believes its success in growing traffic and improving yield would not be possible without the quality of service afforded by precise execution of the service plan.

The largest portion of CN’s capital expenditures is focused on rail infrastructure to maintain the quality and enhance the fluidity of the network, and to provide safe, reliable service to customers across the U.S. and Canada. In the last three years, CN has spent in excess of $600 million per year in this respect. CN’s investments to expand capacity through siding extensions and improved signaling have also been substantial during the last 3-4 years. This has been and will continue to be a major factor allowing CN to grow the business without the service or the capacity problems recently experienced by other railroads.

Quality service also equates to providing quality equipment, including both cars and locomotives. The Company acquired 90 new high-horsepower units in the last three years and made targeted investments to improve the car fleet. Going forward, CN intends to step up its acquisition of cars in order to offer the quality and equipment characteristics that customers need in the marketplace.

For CN, service also entails ease of doing business. Major efforts have been and are being made in this regard, such as the emphasis on pro-active account management and the availability of a product catalogue providing the sales force with the details of CN’s service offering. CN has expanded its local sales force to ensure a more effective interface with its customer base. Over the past several years, CN has been working to improve its interface with customers by enhancing its ebusiness capabilities.

The most recent effort to improve service and the ease of doing business with CN, is the creation of a Service department within the Sales and Marketing groups. The Service department is designed to provide a new level of responsiveness to customer needs, help them to quickly resolve issues beyond normal shipment tracking and transactional questions. CN service professionals have the tools and authority to coordinate solutions across the CN system, working with customers to identify new avenues for faster and more consistent problem resolution.

In 2004, CN continued to expand its routing protocol initiative, announcing a series of agreements with CN’s U.S. interline partners. The agreements established a structured plan to direct rail traffic flows through the most efficient interchange locations. This will improve transit times and asset utilization. Traffic is expedited by reducing the number of handlings, shortening routes and avoiding the most congested gateways.

Shippers value quality service because it allows them to better plan production schedules and inventory levels, reduce distribution costs, and deal reliably with their own customers. With the quality of service that CN offers, the Company is confident that it has built a solid base on which to grow its business and continue to improve yield in the future.

2.2.3 Productivity

CN’s focus on profitable, top-line growth implies a relentless pursuit of efficiency and productivity improvements in all aspects of the business and in all corners of the organization. With an asset-intensive business, one of CN’s top priorities is to constantly improve asset utilization in the network, the yards, and the terminals. The service plan plays a central role in the pursuit of better asset utilization. It allows CN to simultaneously improve the quality of service and the productivity of assets.

The reliability that is now achieved at CN has opened a whole new perspective on the intermodal business. Generally characterized by highly uneven traffic flows on different days of the week, intermodal traffic traditionally generates significant asset requirements for railways to meet peak demand. With the ability to deliver as promised each and every day, a high level of reliability is allowing CN to smooth out traffic, improve the management of capacity on a daily basis, and grow intermodal margins through its Intermodal Excellence (“IMX”) program. The success of IMX in smoothing the traffic with better capacity management throughout the week is now being carried over to the carload business, putting a new major emphasis on 7/24 service and week-end business.

The pursuit of efficiency and productivity has also been enhanced thanks to new and innovative agreements with several labor unions representing running trades employees—locomotive engineers, conductors and brakemen—in the U.S. The agreements change the method of pay to hourly wages, giving CN the flexibility to run trains based on the needs of the customer and not on antiquated mileage rules, in return for a predictable work schedule, improved job security and higher pay.

Productivity improvements are also being pursued through the implementation of the latest information technology. Over the past several years, CN has implemented a new SAP enterprise system, a powerful integrated software application. After the completion of the third phase of the implementation of SAP in 2002, CN had replaced more than 70 fragmented mainframe component systems. During 2003, CN continued its implementation of the SAP system on the former WC. The Company has applied the same careful step-by-step systems integration on the former GLT which was cut over to SAP in January 2005, and it is expected that the SAP system will be implemented on the former BC Rail property by the end of the second quarter of this year. With such tools, new savings opportunities can be identified, to an extent that was not previously possible, across all functions of the railroad, including transportation, mechanical and engineering.

In an ongoing effort to improve labor productivity, the Company has streamlined the organization. In that context, the Company recorded a charge of $120 million in 2002 for workforce reductions. During the last two years and particularly in 2004, the largest gains in productivity were obtained through cost containment and the absorption of volume growth with existing assets and trains. For example, trainload as measured by GTMs per train mile increased 6% in 2004 compared to 2003.

2.2.4 Sustainable Financial Health

Over the last three years, CN has continued to improve its financial performance. In spite of a severe drought in Canada and continued economic uncertainty, the Company managed to post solid earnings in 2002 and 2003. During 2004, the financial improvement was substantial. Net income was $1,258 million, up 24% compared to 2003.

CN continues to be an industry leader in free cash flow generation. In 2004, CN produced $1,025 million of free cash flow1, reaching 16% of revenues, compared to $443 million or approximately 8% of revenues in 2001. The improvement in free cash flow continued while CN increased its dividend to shareholders for the eighth consecutive year. An additional increase in the dividend was announced in January 2005.

The Company is constantly seeking ways to improve cash flow through increased earnings, better asset utilization, tighter control of working capital, and the monetization of surplus assets. In 2002, CN sold Tranz Rail Holdings Inc. in New Zealand and Australian Transport Network Limited in Australia for aggregate net proceeds of $69 million. CN also sold IC Terminal Holdings Company, a U.S. subsidiary of IC in 2002 for $28 million. In 2004, CANAC Inc. and Beltpack Corporation, subsidiaries of CN involved in railroad operations consulting services and remote control locomotive technology respectively, were sold for net proceeds of $52 million.

In January 2004, the shareholders of English Welsh & Scottish Railway Holdings Limited (“EWS”), a company which provides rail services in the United Kingdom, approved a plan to reduce the EWS share capital by offering shareholders the ability to cancel a portion of their EWS shares. CN elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest in EWS to approximately 31% on a fully diluted basis. CN received £57.7 million ($141 million) in cash and an 8% note receivable due in 2009 of £23.9 million ($58 million) from EWS.

Given strong free cash flow and a solid balance sheet, CN’s Board of Directors authorized a share repurchase program over the course of one year beginning in October 2002 at prevailing market prices. That program was completed in September 2003, with 19.5 million common shares repurchased at a total cost of $859 million at an average price per share of $44.04, adjusted for the three-for-two common share split which occurred in February 2004. The Board authorized a new program beginning in November 2004, allowing for the repurchase of up to 14

1 See Schedule A of the AIF for a reconciliation of this non-GAAP measure.

million common shares over a one-year period. By December 31, 2004, a total of 4.0 million shares had been repurchased for $273 million at an average price per share of $68.31.

CN’s ultimate goal is to achieve sustainable financial health through the ups and downs of the business environment. This means generating solid earnings on an ongoing basis, but also solid free cash flow, after payment of capital expenditures and dividends.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 CORPORATE ORGANIZATION

In order to foster accountability for results, while bringing responsibility closer to the line of sight, CN is organized along the following lines. All activities which require company-wide controls are centred at the corporate level. Overall planning and control of infrastructure and rolling assets are the responsibility of the Network Operations department. Overall responsibility for marketing strategy and planning, revenue forecasting and account management for large customers lies with the Sales and Marketing departments. All activities related to corporate support functions, including human resources, financial planning and budgeting, information technology, treasury operations, public affairs, accounting, and legal support, are the responsibility of CN’s headquarters’ departments.

All activities focused on the ability to meet day-to-day service requirements and cost control, and on growing local accounts, are the purview of CN’s Regions. The Regions, as of December 31, 2004, are described as follows:

  Western Canada Region

  The Western Canada Region, headquartered in Edmonton, Alberta, extends from Thunder Bay and Armstrong in northwestern Ontario to the Pacific Ocean. The Region operates approximately 8,400 route miles of track including approximately 1,400 route miles of track from the purchase of BC Rail. The Western Canada Region serves the Port of Vancouver, the inland port of Thunder Bay and is the exclusive rail link to Prince Rupert, the closest North American port to Northeast Asia. CN’s Western Canada Region carries bulk export commodities such as grain and fertilizers, coal, potash and sulfur, as well as forest products, petroleum and chemicals, and intermodal destined for international and domestic markets.

  Eastern Canada Region

  The Eastern Canada Region, headquartered in Toronto, Ontario, extends east from Armstrong in northwestern Ontario to the Atlantic Ocean, and from Chibougamau, Quebec south to the Ontario-Michigan border. The Region operates approximately 4,500 route miles of track and serves the ports of Montreal, Saint John, New Brunswick and Halifax. The principal commodities carried by the Region are automotive, intermodal, ferrous and non-ferrous metals, petroleum and chemicals and forest products.

  United States Region

  The United States Region, headquartered in Homewood, Illinois, extends from International Falls just south of Fort Francis, Ontario, to Chicago, Illinois then on to New Orleans on the Gulf of Mexico, and from Minneapolis and St. Paul, Minnesota to Sault Ste. Marie, Michigan, and from Sioux City, Iowa and Omaha, Nebraska heading east to Port Huron and Detroit, Michigan. The United States Region operates approximately 6,400 route miles of track including 353 route miles of track from the purchase of the GLT. The United States Region serves the Gulf ports of Mobile, Alabama and New Orleans and the river ports of Memphis, Tennessee and Baton Rouge, Louisiana. Major commodities transported include automotive, intermodal, iron and steel, petroleum and chemicals, forest products, coal, fertilizers and grain. The Region interchanges traffic with Kansas City Southern Railroad (“KCS”) at Jackson, Mississippi, as part of the marketing alliance that provides CN customers access to Mexico and the U.S. Southwest. With connections in Chicago and other locations to all North American Class 1 carriers, the United States Region serves as a critical link for the Company’s NAFTA strategy.

3.2 COMMODITY GROUPS

In April of 2004, CN announced a new management structure for its Sales and Marketing departments that eliminated, with the exception of bulk commodities, the business unit structure in favour of a consolidated Sales department and a consolidated Marketing department, each under its own vice-president, reporting in turn to CN’s Executive Vice-President, Sales and Marketing. This new structure will allow CN to streamline and standardize traditional, and often antiquated, sales and marketing business activities across the system and fully leverage CN’s electronic business capabilities.

In the new structure, sales activities previously in the business units have been consolidated into the Sales department. The coal and grain business units in Canada and the United States were consolidated into a single group for bulk commodities. Similarly, marketing activities previously performed in the business units are now consolidated into the Marketing department. At the same time, the regional sales structure will remain in place. This innovative, geographically-based sales force is primarily responsible for developing new customers and managing customers whose activities are limited to one of CN’s operating Regions. The regional sales force will continue to report directly to each respective regional senior vice-president.

The following table sets forth revenue and carload information by commodity group for each of the years in the three-year period ended December 31, 2004:

	Rail Operating Revenues			Carloads			Freight Revenue per Carload

	2004	2003	2002	2004	2003	2002	2004		2003		2002

	(In million $)			(In thousands)			(In $)

Petroleum and Chemicals	1,123	1,058	1,102	637	604	587	1,763		1,752		1,877
Metals and Minerals	713	527	521	809	396	388	881		1,331		1,343
Forest Products	1,452	1,284	1,323	653	594	600	2,224		2,162		2,205
Coal	284	261	326	486	471	499	584		554		653
Grain and Fertilizers	1,053	938	986	572	548	535	1,841		1,712		1,843
Intermodal	1,117	1,101	1,052	1,202	1,276	1,237	929		863		850
Automotive(1)	510	525	591	295	288	307	1,729		1,823		1,925
Other(2)	296	190	209	n/a	n/a	n/a	n/a		n/a		n/a

Total	6,548	5,884	6,110	4,654	4,177	4,153	1,343	(3)	1,363	(3)	1,421	(3)

(1)	Restated to reflect changes to estimated statistical data previously reported.
(2)	Principally non-freight revenues derived from third parties.
(3)	Total Freight Revenues per Carload is calculated by subtracting Other Rail Operating Revenues from Total Rail Operating Revenues and dividing the result by the Total Carloads.

The following describes the various commodity groups transported by CN:

3.2.1 Petroleum and Chemicals

The Petroleum and Chemicals commodity group includes a wide range of commodities which can be divided into the following categories: chemicals, representing 43% of the commodity group’s revenues in 2004, and plastics, sulfur, petroleum and gas products, representing 57%.

Although off-shore markets have been growing strongly, the primary markets are still within North America, and the business is closely correlated with the North American economy. The consolidation and rationalization of industrial production facilities have resulted in increased rail-based business opportunities in both the Canadian and U.S. markets.

This group of commodities is a strong originator of traffic. CN has access to northern Alberta, a major center for natural gas, feedstock and world scale petrochemicals and plastics complex derivatives, as well as the Oil Sands development. The Company also enjoys access to the low-cost Louisiana petrochemical corridor between New Orleans and Baton Rouge and a large number of Eastern Canadian regional plants. CN provides a highly efficient route to the large consuming areas in the Midwest and Northeast of the United States.

3.2.2 Metals and Minerals

The Metals and Minerals commodity group comprises metals, representing 55% of the commodity group’s revenues in 2004, equipment and parts, and construction materials, representing 24%, and iron ore, representing 21%. CN’s unique rail access to major mines, ports and smelters makes it a transportation leader of copper, lead, zinc concentrates, iron ore, steel and aluminum. Copper and zinc commodities, such as ores, concentrates and anodes are produced in northern Quebec, Ontario and Manitoba. The commodities are shipped to refineries for further processing and then shipped to manufacturers of finished goods.

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

3.2.3 Forest Products

CN is the largest rail carrier of forest products in North America. CN has superior rail access to the Western and Eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. This geographic position, coupled with CN transload facilities, allows CN’s customers to take full advantage of the rail offering and extend their reach to new markets. CN serves customers that are leaders in all areas of forest products.

The Forest Products commodity group consists of four major commodity segments: lumber accounted for 33% of the commodity group’s revenues in 2004, fibers 29%, paper 26%, and panels 12%.

The key drivers for newsprint are advertising lineage and overall economic conditions, primarily in the U.S. Housing starts and renovation activities in the United States are the key drivers for the lumber and panels traffic.

The ability to provide consistent, reliable service gives railroads the opportunity to convert traffic from truck to rail. Although demand for forest products tends to be cyclical, CN believes that its geographical advantages and product diversity tend to reduce the impact of market fluctuations. CN’s scheduled service offering and guaranteed car order program have also been significant contributors to growing CN traffic.

3.2.4 Coal

Of the coal traffic moved by CN in 2004, 31% originated in Canada and 69% in the United States, with coal providing 82% of revenues and petroleum coke 18%.

CN’s coal business consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in Eastern Canada. In the United States, shipments of U.S. thermal coal are transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. CN’s origin base continues to shrink as more industrial receivers look to Powder River Basin (“PRB”) coal as their primary energy source due to its low sulfur content, which is more environmentally compliant. As more PRB coal moves into these markets, however, CN has been able to aggressively market seamless service options through connections with western rail carriers. This strategy has allowed CN to stabilize volumes and target growth areas.

The coal business also includes Canadian metallurgical coal, which is generally exported to steel makers in Japan and other Asian markets from three coal terminals in British Columbia. Reversing the recent trend of declining Canadian production, the strong market for metallurgical coal facilitated the opening of three mines along the CN network in 2004. The improvement in this market is expected to continue as strong Asian demand for metallurgical coal is driving increased Canadian production.

3.2.5 Grain and Fertilizers

This commodity group depends primarily on crops grown and fertilizers processed in Western Canada and the U.S. Midwest. Of the grain traffic moved by CN in 2004, 70% originated in Canada, almost all in the west, and 30% in the United States.

The grain segment, which represents 75% of the commodity group’s revenues, consists of three primary commodities: food grains, mainly wheat, representing 38% of the grain segment’s revenues in 2004; oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans), 32%; and feed grains (including feed barley, feed wheat and corn), 30%.

The vast majority of the grain produced in Western Canada is exported. Production of grain in Canada varies considerably from year to year, affected primarily by weather conditions. Grain exports are highly volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. Most of the Western Canadian grain destined to offshore markets is moved to the ports of Vancouver, Prince Rupert, B.C., or Thunder Bay, Ontario. Both major Canadian railroads, CN and Canadian Pacific Railway, operate branch lines and mainlines by which grain is moved from primary elevators to terminals at the ports of Vancouver and Thunder Bay. The port of Prince Rupert is served solely by CN. The principal offshore markets for Canadian grain are in the Pacific Rim and in the Middle East. CN also moves grain rail-direct into the domestic U.S. and into the Mexican market.

In the U.S., the CN rail system is well positioned in the heart of the grain-producing territory. Two of the states in which CN has direct access, Illinois and Iowa, have had historically the largest annual production of corn and soybeans. This allows CN to serve large grain processors in Illinois, Iowa, Tennessee, and Mississippi. Other domestic grain movements are to the poultry feeder markets in the southeastern United States, which rely on corn for feed. Exports of grain and grain products represent another market for CN due to its access to major export facilities on the Mississippi River and the Gulf of Mexico.

Some of the world’s largest grain companies have processing plants located on the CN system. As a result, much of the grain traffic in which CN participates involves the movement of grain products that are produced and then shipped to other receiver markets. Soybean meal, corn gluten feed, vegetable oils, corn syrups and starches are some of the products moved by CN.

Fertilizers and potash represent 25% of this commodity group’s revenues. CN is a significant player in the Canadian rail market for nitrogen-based fertilizers, with production centered primarily in Western Canada. CN serves or has access to all major potash mines in Saskatchewan, the center for Western Canadian production. CN also serves a major production facility on Canada’s east coast. Virtually all Canadian potash moves by rail to markets in the U.S. or overseas.

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

3.2.6 Intermodal

This commodity group is comprised of the following two segments:

Domestic, which represented 52% of the commodity group’s revenues in 2004, includes domestic Canada, transborder, Mexico and domestic U.S. traffic. Domestic provides intermodal services through a number of channels in which services are retailed directly to beneficial owners of freight, and wholesaled to motor carriers, intermodal marketing companies, third-party logistics companies, and other transportation intermediaries. The Domestic segment is driven by consumer markets, with market growth generally expected to be tied to the economy. The service is market-driven and very competitive with the trucking industry. The segment’s focus is to define its services as truck competitive and cost-effective.

International, which represented 48% of the Intermodal’s revenues in 2004, transports import/export container business on behalf of ocean carrier companies. Within Canada, CN ships from/to the ports of Vancouver, Montreal, St. John and Halifax. In the United States, CN ships from/to the ports of New Orleans and Gulfport and via rail connections at Chicago and Detroit to both the U.S. East and West Coast ports. Key growth markets for the international segment have been between the ports of Vancouver and Montreal and locations in the Midwest. Connections with other Class 1 railways in Chicago have further extended the reach of CN’s international business into the U.S. Southeast. The international segment is driven mainly by North American economic conditions and shifting trade patterns between countries.

In 2004, CN continued to reap the benefits of its IMX program to smooth traffic flows, increase speed and reliability, and improve asset utilization and margins. IMX applies the discipline and precision of scheduled railroading to intermodal transportation. With IMX, shippers are required to make reservations for spots on trains, while day-of-the-week pricing encourages the traffic to shift to off-peak days. This, in combination with required gate reservations at CN’s largest terminals, enables CN to align traffic with equipment and gate capacity and to improve speed and asset utilization. As a result of IMX, CN is seeing improvements in profit margins and CN’s customers are benefiting from improvements in speed and service reliability.

3.2.7 Automotive

CN is a leading carrier of automotive products originating in southern Ontario, Michigan and Mississippi and moves finished vehicles and parts within Canada, the United States and in both directions across the border. The principal commodities within the automotive unit are finished vehicles, with 82% of the commodity group’s revenues in 2004, and automotive parts, with the remaining 18%.

CN’s automotive revenues are closely correlated to automotive production and sales in North America. CN can access traffic from all Canadian vehicle assembly plants, nine assembly plants in Michigan and one in Mississippi. CN also has access to parts production facilities in both the U.S. and Canada. CN’s broad coverage enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. CN has the most direct rail link from southern Ontario to the Chicago gateway, providing efficient service in this time-sensitive sector. The Paul M. Tellier tunnel provides the ability to handle the tallest multi-level vehicle carriers as well as maximum clearance for stacking vehicle frames. CN also offers single-line service through Chicago to a variety of other interchange locations for automotive traffic and CN’s marketing alliance with KCS provides automotive customers with single-line service between facilities in Canada and Mexico. CN also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.

3.3 TECHNOLOGY

CN runs a 7/24 operation, servicing all of Canada and central U.S. CN had approximately 10,000 PCs across North America at year-end, 2004. CN’s mission-critical systems run on large central mainframes in a secured environment with full backup and disaster recovery. These are linked to geographically distributed servers supporting process control and specialized applications across its three Regions. CN’s modern PC workstations are connected to Local Area Networks (“LANs”). These networks, as well as the internal telephone network, railroad signals and radio systems all share basic communication services on a Company-owned, high-capacity fiber network, supplemented with public facilities, as required. CN’s customers, vendors and partners tie into this network through secured Internet, direct connect or third-party communication links, providing CN with the ability to conduct business electronically with its critical business customers and contacts at the best cost/quality mix. In 2004, CN’s network was expanded to include the BC Rail and GLT properties.

In 2004, CN invested approximately $85.4 million in new and upgraded infrastructure and software development programs. Key among these were the completion of the move to Windows XP on the desktop and to Windows 2000 on its servers to ensure compatibility for major investments it has made in other technologies including SAP and ebusiness. This also included commencement of major projects to integrate the systems of its new acquisitions scheduled for completion by mid-year in 2005. CN continues to apply its philosophy of one set of systems for the entire company – implemented as quickly as possible without jeopardizing continued smooth operations.

Software development initiatives included systems to support the company’s IMX program; a new Car Accounting system and continued focus on the A+B industry instantaneous interline pricing initiative.

CN continues to invest heavily in ebusiness and Customer Service Systems. CN developed the ability to track and charge customers who continue to fax bills of lading manually rather than moving to the preferred electronic channels of Electronic Data Interchange (“EDI”) and ebusiness. Major investments were also made in the ‘E’ world in CN’s intranet and employee self-serve capabilities. As well, CN’s running trades were provided access to systems for crew assignments from home or other external locations. CN remains vigilant in ensuring that all services it provides remain secure and virus-free.

Continued development in CN’s Datacity also took place in 2004. This strategic information system provides CN executives, managers and employees with drill-down capability into information regarding CN’s daily operational results. CN can react quickly and make changes based on these results. This system is seen as an industry-leading tool to assist in achieving effective behavioral and operational results and is fed directly from the Service Reliability System (“SRS”) software that provides CN with its service scheduling capability.

In order to continue leveraging its investment in SAP, CN continued to develop new functionality in the areas of mechanical, engineering, employee health, financial, supply management, human resource and payroll systems. These initiatives will continue in order to maximize the investment in this strategic platform.

To further improve safety and efficiency, CN continues to develop its new train signaling and dispatch systems, targeted for 2005 in Canada. This multi-year project will replace CN’s current dispatch systems. CN also moved forward to replace its Hump process control system in Macmillan Yard, CN’s principal classification and marshalling yard, with new equipment and systems – a critical multi-year undertaking.

As in prior years, CN will continue to implement and leverage strategic investments in information technology that will help to improve CN’s already industry-leading practices in safety, reliability and customer service.

3.4 LABOR

3.4.1 Canada

As of December 31, 2004, CN employed a total of 15,784 employees in Canada. Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of March 2005, the Company has successfully negotiated collective agreements with the Canadian Auto Workers (“CAW”) union, retroactive to January 1, 2004, covering the Company’s shopcraft forces, clerical workers, intermodal yard employees and owner operators. Agreements were also reached with the Company’s Rail Traffic Controllers, the United Steelworkers of America, the Toronto Terminal employees and the Canadian Railway Police Association as well as a United Transportation Union (“UTU”) group that represents employees in the Company’s Northern Quebec Territory (“CFIL”). In addition, the Company has reached a tentative labor agreement with the United Transportation Union representing 2,520 brakemen and conductors whose agreement also expired on December 31, 2003.

The Teamsters Canada Rail Conference (“TCRC”), which represents 1,750 locomotive engineers, and the 630-member International Brotherhood of Electrical Workers (“IBEW”), representing close to 20% of the unionized workforce in Canada, filed for conciliation in the fourth quarter of 2004 and the negotiations have since been conducted with government assistance. On March 15, 2005, CN and the TCRC signed an agreement extending the date on which either party can issue a 72-hour strike or lockout notice to May 12, 2005. With respect to the IBEW, it served a 72 hour strike notice to be effective at 12:01 a.m. on Saturday, March 26, 2005, if no tentative agreement is reached in the interim. CN will continue its efforts to reach a settlement with the IBEW before the strike deadline.

In the third quarter of 2004, the Company acquired BC Rail. In December 2004, CN reached implementing agreements for BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements.

In the first quarter of 2004, the Company’s shopcraft forces, clerical workers and intermodal yard employees, represented by the CAW, had rejected three tentative agreements signed by the CAW and the Company on January 23, 2004. The strike that ensued lasted one month and disrupted the Company’s operations and affected operating income by approximately $35 million in the first quarter of 2004. There can be no assurance that the Company will be able to have all its collective agreements renewed and ratified without any other strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

3.4.2 United States

As of December 31, 2004, CN employed a total of 6,895 employees in the United States.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. The Company believes the potential mutual benefits of local bargaining outweigh the risks. All CN entities in the U.S., Grand Trunk Western Railroad Incorporated (“GTW”), Duluth, Winnipeg and Pacific (“DWP”), ICRR, CCP Holdings, Inc. (“CCP”), and WC, have bargained on a local basis rather than holding national, industry-wide negotiations because, they believe, it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. Local negotiations may not, however, generate federal intervention in a strike or lockout situation, since a dispute may be localized.

In May 2004, the Company acquired GLT. Local agreements covering the 692 employees have all been maintained since the acquisition but most agreements are subject to negotiations in 2005.

As of January 2005, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, CCP, and GLT, and over 90% of the unionized workforce at WC. Agreements in place have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the bargaining process of the Railway Labor Act. Several of these agreements are currently under renegotiation and several will open for negotiation in 2005.

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

3.5 SOCIAL POLICIES

In addition to its Employment Equity Policy (for Canadian employees) and an Equal Employment Opportunity Policy (for American employees), CN maintains a comprehensive Human Rights Policy for all employees at CN. All three policies affirm CN’s commitment to ensuring that there is no discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other prohibited grounds of discrimination. The policy extends to recruitment, selection and compensation practices, as well as to working conditions and the work environment. All Company vice-presidents have been mandated with the responsibility of implementing these policies and ensuring that all work practices are in compliance. Internal complaint procedures have been established whereby any person covered by the Equal Opportunity Policy can address their questions or concerns to a Director of Human Resources who will address their complaints.

3.6 FACILITIES, RIGHT-OF-WAY, ROLLING STOCK AND EQUIPMENT

As of December 31, 2004, CN operated the following track as part of its rail operations:

	Owned	Jointly Owned	Leased (miles)	Trackage Rights	Total

Main track	21,042	86	11	690	21,829
Passing siding	1,548	9	1	52	1,610
Spurs, sidings and yard tracks	7,089	136	22	1,574	8,821

Total	29,679	231	34	2,316	32,260

CN’s entire rail network is standard gauge. As of December 31, 2004, 8,957 miles of main track had centralized traffic control. In addition, 1,035 track miles had automatic block signals.

The following table sets forth certain information with respect to CN’s track for the last three years (excluding GLT and BC Rail):

	Year ended December 31,

	2004	2003	2002

Rail laid or relaid (track miles)	435	398	348
Ties installed (thousands)	1,163	830	711

Yards are located at various points along the lines, including large classification yards in Montreal, Quebec; Toronto, Ontario; Winnipeg, Manitoba; Vancouver, B.C.; Edmonton, Alberta; Battle Creek and Sault Ste. Marie, Michigan; Neenah, Fond du Lac and Stevens Point, Wisconsin; Centralia, Champaign and Markham, Illinois; Memphis, Tennessee and Jackson, Mississippi. Locomotive and freight car servicing and repair facilities are also located at various points on the network whereas heavy repair and rebuilding facilities are located in Toronto, Ontario; Winnipeg, Manitoba; Prince George, British Columbia; Homewood and Centralia, Illinois; Proctor, Minnesota and Fond du Lac, Wisconsin.

CN owned and leased the following units of railroad rolling stock as of December 31, 2004:

	Owned(1)	Leased(2)(3)	Total

Diesel locomotives
Road	1,262	81	1,343
Yard	757	-	718

Total	2,019	81	2,100

Freight cars
Box	15,613	15,321	30,934
Gondola	7,367	3,418	10,785
Hopper – open top	6,312	2,053	8,365
Hopper – covered	9,566	17,967	27,533
Flat – multilevel	1,835	1,234	3,069
Flat – other	8,925	10,240	19,165
Tank	35	153	188
Other(4)	2,769	370	3,139

Sub-total Revenue Cars	52,422	50,756	103,178

Caboose/Passenger	106	0	106

Work equipment cars	3,673	1	3,674

Total freight cars	56,201	50,757	106,958

(1)	Includes units under capital leases.
(2)	Includes long-term and short-term leases.
(3)	Includes 316 coal gondolas and 8,675 grain hopper cars assigned to the Company by customers, and by the Government of Canada and provincial governments, respectively.
(4)	“Other” revenue cars includes ballast cars which are classified as revenue cars for such potential use and refrigerator cars plus cars pending sale or disposal.

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

The average age of equipment in CN’s operations as at December 31, 2004 was 17.8 years for locomotives (based on a Canadian definition which assumes the age is reset upon remanufacture) and 25.2 years for freight cars. The Company believes that its rail network and equipment are maintained adequately and that no significant rehabilitation is required to accommodate increased volume. The Company maintains insurance coverage for its rail and non-rail operations, which the Company believes is comparable in terms of amounts and coverage to that maintained by other major railroads in North America.

The following table shows the capital and maintenance expenditures (excluding depreciation and rent but including labor and materials) of CN for the years indicated:

	Year ended December 31,

	2004	2003	2002

	(in million $)
Capital expenditures
Roadway	901	881	790
Equipment	331	209	262

Total	1,232	1,090	1,052

Maintenance expenditures
Roadway	458	408	446
Equipment	483	461	515

Total	941	869	961

3.7 PASSENGER RAIL SERVICES

Inter-city passenger trains in Canada are operated for the most part by VIA Rail Canada Inc. (“VIA”), a corporation owned by the Government of Canada. Where VIA operates over CN infrastructure, CN provides the roadbed and related facilities and services for operations of these trains under commercial contracts. With the acquisition of WC, CN provides by Canadian federal contract an intercity passenger service between Sault Ste. Marie and Hearst, Ontario, a distance of about 296 miles. Further, under contract, CN provides access and crews for passenger service between Toronto and North Bay on behalf of ON Rail, a unit of Ontario Northland Transportation Commission, an agency of the Ontario government. CN also provides certain commuter train services in Montreal, Quebec and Toronto, Ontario under contract with transit authorities. In addition, CN provides access to several seasonal tour operators, including a CN passenger tour train operating between Sault Ste. Marie, Ontario and the Agawa Canyon, a distance of about 114 miles. In 2004, these passenger trains and associated services represented approximately $134 million and contributed to CN’s operating income.

The National Railroad Passenger Corporation (“AMTRAK”), a corporation subsidized by the United States federal government, operates inter-city passenger trains in the United States. IC and GTW provide roadbed and ancillary facilities under separate Operating Agreements dated February 1, 1995 and April 16, 1971, respectively. Operating expense reimbursements attributable to AMTRAK service in 2004 were about US$3.0 million on IC and another US$0.3 million on GTW.

3.8 SAFETY

In 2004, CN’s Federal Railroad Administration (“FRA”) accident ratio improved markedly to 1.57 per million train miles, which represents an improvement of 22% versus 2003, and its FRA injury ratio improved to 2.58 per 200,000 person hours, which represents an improvement of 10% versus 2003.

These significant improvements in CN’s FRA accident and injury ratios have been made possible in part due to CN’s Integrated Safety Plan which consists of focused initiatives addressing top causes of derailments and injuries. This dynamic safety plan advances continuously on the basis of elaborate trend analysis and “lessons learned”. Safety initiatives pertaining to People, Process and Technology are driven while leveraging the active participation of supervisors and health and safety committees with focus on prevention.

A significant component of CN’s safety plan includes an “ABC” (Antecedent Behaviour Consequence) Behavioral initiative aimed at creating a culture of excellence directly focused on CN’s five key principles: service, cost control, asset utilization, safety and people. Best Safety Practices developed by all of CN’s Regions are an effective means of minimizing risk by putting in practice proven initiatives based on experience and benchmarking with other railroads. As well, compliance with rules and safe work procedures is actively driven with multiple field auditing processes involving audit teams and supervisors at the Regional and Corporate levels.

CN’s Engineering capital includes strategic investments in rail and track geometry. Track inspections are made to identify defects on a proactive basis.

CN’s wayside inspection system, already one of the most advanced in North America, is benefiting from ongoing improvements due to the utilization of a new acoustic bearing detector and the acquisition of new wheel impact and wheel specification detectors. Predictive utilization of CN’s wayside inspection data is enhanced with a central database which is used to identify cars with multiple symptoms before they reach condemnable levels.

CN is a leader in Responsible Care®, and this initiative will continue to be actively progressed system-wide with the objective of continuously improving in the areas of health and safety, security, environment and community outreach along transportation corridors. CN 911, a tank car specially designed and equipped for training emergency responders, is used along the entire CN network.

CN’s safety integration strategy, which was successfully used with the IC and WC mergers, was praised by the FRA as a model for the industry. This same diligent approach is currently being used for the recent acquisitions of GLT and BC Rail.

3.9 REGULATION

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

3.9.1 Canadian Regulation

The CTA gives railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions aimed at protecting shippers. These shipper protections include, inter alia, interswitching, final offer arbitration and competitive line rates. Pursuant to interswitching provisions, all shippers within a 30 km radius (approximately 19 miles) of an interchange between two federally regulated railroads have access to both at a prescribed interswitching rate. Final offer arbitration is used in cases of rate disputes between a shipper and a railroad and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. Competitive line rate provisions can be invoked to require an originating railroad to issue to a shipper with sole rail access, a rate covering the movement to the nearest junction with another railroad according to predetermined formulae.

The CTA permits confidential contracts. Furthermore, railroads are subject to common carrier obligations for their services and, in case of breach, shippers may seek redress from the Agency. These shipper protections, however, except for final offer arbitration, are subject to the requirement for the applicant to demonstrate that the shipper would suffer “substantial commercial harm” if the Agency were not to intervene.

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

Periodically, a comprehensive review is made of the effectiveness of the CTA and other statutes related to the economic regulation of transportation. See section 3.11.4 for a further discussion of the last CTA review.

3.9.2 U.S. Regulation

The STB has jurisdiction over, amongst other things, service levels, carrier practices, car compensation, and limited jurisdiction over carrier rates. It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, extension, or abandonment of rail lines, railroad consolidations, and labor protection provisions in connection with the foregoing. The STB’s jurisdiction in these areas over rail transportation, including intrastate rail transportation, is exclusive, pre-empting other remedies under federal and state law.

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

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted in 2004, the regulations governing the Company’s acquisition of these vessels should not be affected. No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

3.9.3 Canada-U.S. Customs and U.S. Homeland Security

The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (“CBP”) and the Canada Border Services Agency (“CBSA”). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S. and/or Canadian governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

See section 3.11.4 for a further discussion of government regulation with respect, in particular, to Canada-U.S. Customs and U.S. Homeland Security.

3.10 ENVIRONMENTAL CLAIMS

3.10.1 Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

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

3.10.2 Known existing environmental concerns

The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 17 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties. The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

At December 31, 2004, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

3.10.3 Unknown existing environmental concerns

The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the period they become known.

3.10.4 Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2004, the Company’s expenses relating to environmental matters, net of recoveries, were $10 million ($6 million in both 2003 and 2002) and payments for such items were $8 million ($12 million in 2003 and $16 million in 2002). As at December 31, 2004, the Company had aggregate accruals for environmental costs of $113 million ($83 million as at December 31, 2003). The Company anticipates that the majority of the liability will be paid out over the next five years.

3.10.5 Environmental Policy

CN has adopted a comprehensive environmental policy which can be described as follows:

CN is committed to conducting its operations and activities in a manner that protects the natural environment.

CN considers protecting the environment a fundamental corporate social responsibility and a priority governing all its activities. With this comes the increased need for higher expectations and best practices by businesses that affect the environment. CN has responded by implementing comprehensive environmental management programs.

It is CN permanent’s challenge to continuously improve the environmental performance of our activities.

In support of those principles, CN makes the following commitments and expect its employees to act accordingly:

1.	To integrate these principles throughout all the significant aspects of CN’s activities.
2.	To respect the applicable laws and regulations and adopt the required standards, procedures, contingency measures and management systems in order to ensure CN operations are managed safely, ecologically and in a sustainable way.
3.	To take necessary measures in order to prevent pollution, to conserve and use rationally the natural resources required for CN operations and implement relevant emergency response plans and procedures.
4.	To communicate to management, employees and contractors CN’s commitment to improving health, safety and environment and to providing training adapted to their needs.
5.	To systematically evaluate CN’s environmental performances through appropriate audits and report progress.

3.11 LEGAL MATTERS

3.11.1 General

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province, whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates, on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not changed any of these assumptions. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

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

Under the actuarial-based approach, the Company accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued, to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon, as the Company expects that a large majority of these cases will be received over such period.

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and Other expense as reported in the Company’s results of operations.

For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $23 million and the annual expense by approximately $8 million.

In 2004, the Company’s expenses for personal injury and other claims, net of recoveries, were $149 million ($127 million in 2003 and $393 million in 2002) and payments for such items were $106 million ($126 million in 2003 and $156 million in 2002). As of December 31, 2004, the Company had aggregate reserves for personal injury and other claims of $642 million ($590 million at December 31, 2003).

3.11.2 Legal Proceedings

As of December 31, 2004, the only legal proceedings to which CN was a party and that it believes could be material to its operations, business or results, if plaintiffs are successful, are described below. It is not currently expected, however, that such litigation proceedings will have a material adverse effect on the consolidated financial position of CN. The Company will regularly assess its position as events progress.

“In re African-American Slave Descendants Litigation”

This matter is a slavery reparations case, currently pending before the United States District Court for the Northern District of Illinois in Chicago, Illinois. The plaintiffs, a proposed class representing descendants of slaves, brought this action seeking payment for work performed by slaves between 1607 and 1865. The defendants include numerous major corporations, among them CN, Norfolk Southern Corp., Union Pacific Corporation, CSX Corporation, Fleet Boston Financial Corp., Aetna Inc., Brown and Williamson Tobacco, Lehman Bros. Inc., Ligget Group Inc., New York Life Insurance Company, R.J. Reynolds Tobacco Company, Society of Lloyds, Loews Inc., and JP Morgan Chase & Co. The amount claimed would be in the trillions of dollars, some part of which would be claimed from IC, a predecessor company of CN. CN is contesting these proceedings, and a fully briefed motion to dismiss this case is pending before the court.

CN was first named in slavery reparations litigation in a complaint filed on September 4, 2002 in Louisiana.

The Louisiana complaint was consolidated in multi-district litigation proceedings in Chicago in the U.S. District Court. Plaintiffs also filed cases in California, Texas, Illinois, New Jersey and New York. Canadian National Railway Co. is named as a defendant in the Louisiana and California actions.

The cases are currently awaiting a ruling on the defendants’ motion to dismiss the consolidated complaint. There is also a proceeding in the U.S. Court of Appeals for the seventh Circuit, where one of the plaintiffs filed an appeal even though the District Court had not issued a final order. A ruling on the Appellate Court’s jurisdiction to hear this proceeding is pending.

Sydney Tar Ponds Lawsuit

A lawsuit involving more than 350 plaintiffs was instituted on March 25, 2004 in Nova Scotia against Hawker Siddeley Canada Inc., Sydney Steel Corp., the Nova Scotia government, the Canadian government, Domtar Inc., and CN. The plaintiffs are seeking compensation for health problems and property losses due to soil and water contamination resulting from previous industrial activities near Sydney, Nova Scotia.

The plaintiffs are holding the defendants liable for battery, nuisance, trespassing, negligence, harm and injuries, family losses, as well as aggravated, punitive and additional damages. No specific amount of damages is included in the claim.

The court action is still in the process of being certified as a class action. To date, none of the allegations contained in the claim have been proven in court.

3.11.3 Aboriginal Claims

CN and its predecessor companies have acquired lands throughout Canada from the Crown, including certain lands contained in aboriginal reserves. A portion of the Company’s network, primarily in British Columbia, is currently operated on these lands.

The Company believes that it possesses unrestricted and absolute title to lands acquired out of aboriginal reserves but, in recent years, some aboriginal bands have claimed to have a continuing legal interest in such lands and they allege this interest prohibits the Company from disposing of the lands when they are no longer needed for railway purposes, except by allowing them to revert to the Crown for the benefit of aboriginals. This issue is one which will ultimately be decided by the courts but, regardless of the outcome, there is no perceived material adverse effect as the right of the Company to continue to occupy and operate over such lands is not being called into question.

As the issues surrounding aboriginal claims are complex and involve not only private interests but fiduciary and other obligations of the Government of Canada, CN has agreed with the Government not to sell or otherwise dispose of land which is not essential to its rail operations and which is located in, or adjacent to, an aboriginal reserve, unless each of CN and the Government are satisfied that there is no legitimate aboriginal claim with respect to such land. In addition, CN has agreed to convey to the Government, for no consideration, any land not integral to its rail operations which may be necessary to settle legitimate aboriginal claims with respect to such land, or lands which were formerly reserve lands and which have become non-rail assets. The Government of Canada, for its part, has agreed that it will provide the necessary compensation for settlement of legitimate aboriginal claims which would otherwise result in CN having to relinquish land essential to its rail network, unless such claims arise out of, or are substantially based upon, willful, known, negligent or fraudulent acts or omissions of CN which adversely affected the rights or interests of aboriginal people.

3.11.4 Risk Factors

It is not reasonably possible to itemize all of the factors and specific events that could affect the Company and the railroad industry as a whole. The following factors (in addition to other possible factors not listed) could affect the Company’s actual results. In addition, these factors could cause such results to differ materially from those projected, forecasted, estimated, budgeted or otherwise expressed in forward-looking statements made by or on behalf of the Company. See section 10.2 for a further discussion of risks associated with forward-looking statements.

Significant Competition. The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company, which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in Eastern Canada, where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, ICRR, is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service, such as its acquisitions of BC Rail and the GLT carriers. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters. The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property. The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims. In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Potential Adverse Consequences of Labor Negotiations. Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements, as discussed above in section 3.4. There can be no assurance that the Company will be able to have all its collective agreements renewed and ratified without any other strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation. The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Agency under the CTA, and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (i) economic regulation by the STB (the successor to the Interstate Commerce Commission) and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the policy document, or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position. The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with CBP and the CBSA. These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S. and/or Canadian governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service’s Customs-Trade Partnership Against Terrorism (“C-TPAT”). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (“CSA”) program, a CBSA program designed to expedite the crossborder movement of goods of CSA-accredited importing companies for goods imported into Canada.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted in 2004, the regulations governing the Company’s acquisition of these vessels should not be affected. No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

Adverse Factors Affecting Fuel Price. Fuel represents an appreciable proportion of the Company’s annual operating expenses. A sustained increase in fuel prices may have a negative impact on the Company’s earnings and cash flow. The Company has adopted a systematic approach to its hedging activities, which mitigates the effects (positive or negative) of fuel price changes on its operating margins and overall profitability. This approach calls for the entering into of swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

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

Currency Risk. Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

Credit Risk. The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. Where the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored.

Business prospects and other risks. In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations. Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States. Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

Impact of Severe Weather Conditions. In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for CN customers. Recently severe drought conditions in Western Canada, for example, significantly reduced bulk commodity revenues, principally grain.

ITEM 4 DIVIDENDS

The Company has declared, and intends to continue declaring, dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend payout on a quarterly basis. Consistent with this practice and taking into account the three-for-two common share split effective February 27, 2004, the quarterly rate of $0.143 per share, starting with the first quarter of 2002, was increased to $0.167 per share, starting with the first quarter of 2003; the quarterly dividend was next increased to $0.195 per share, starting with the first quarter of 2004 and to $0.25 per share, starting with the first quarter of 2005. There can be no assurance as to the amount or timing of such dividends in the future.

ITEM 5 DESCRIPTION OF CAPITAL STRUCTURE

5.1 GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of CN consists of an unlimited number of Common Shares, an unlimited number of Class A Preferred Shares issuable in series and an unlimited number of Class B Preferred Shares issuable in series, all without par value. As at March 15, 2005, the issued and outstanding share capital consisted only of 281,020,116 Common Shares.

Common Shares

The Common Shares carry and are subject to the following rights, privileges, restrictions and conditions described below:

Voting: Each Common share entitles its holder to receive notice of and to attend all general and special meetings of shareholders of CN, other than meetings at which only the holders of a particular class or series of shares are entitled to vote, and each such Common Share entitles its holder to one vote.

Dividends: The holders of Common Shares are, at the discretion of the directors, entitled to receive, out of any amounts properly applicable to the payment of dividend, and after the payment of any divididends payable on any Preferred Shares, any dividends declared and payable by CN on the Common Shares.

Dissolution: The holders of Common Shares shall be entitled to share equally in any distribution of the assets of CN upon the liquidation, dissolution or winding-up of CN or other distribution of its assets among its shareholders. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any issued and outstanding Preferred Shares or shares of any other class ranking prior to the Common Shares.

Preferred Shares

The Class A Preferred Shares and the Class B Preferred Shares are issuable in series and, subject to CN’s Articles, the Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The holders of Class A Preferred Shares or Class B Preferred Shares shall not be entitled to vote at meetings of shareholders otherwise than as provided by law, and holders of Class A or Class B Preferred Shares shall not be entitled to vote separately as a class except as provided by law.

There are neither any Class A Preferred Shares nor any Class B Preferred Shares currently issued and outstanding.

5.2 SHARE OWNERSHIP CONSTRAINTS

CN’s Articles provide that where the total number of voting shares held, beneficially owned, or controlled, directly or indirectly, by any one person together with his or her associates exceeds 15%, no person shall exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates. Furthermore, all dividends attributable to the percentage of voting shares held by such persons in excess of 15% shall be forfeited, including any cumulative dividend. CN’s Articles confer on the Board of Directors all powers necessary to give effect to the ownership restrictions, including the ability to pay dividends or to make other distributions which would otherwise be prohibited if the event giving rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividends or make the distribution. CN’s Articles provide that the Board of Directors may adopt by-laws concerning the administration of the constrained share provisions described above, including by-laws requiring a shareholder to furnish a declaration indicating whether he or she is the beneficial owner of the shares and whether he or she is an associate of any other shareholder. In addition, CN is also authorized to refuse to recognize the ownership rights that would otherwise be attached to any voting shares held, beneficially owned or controlled, directly or indirectly, contrary to the share ownership constraint. Finally, CN has the right, for the purpose of enforcing any constraint imposed pursuant to its Articles, to sell, as if it were the owner thereof, any voting shares that are owned or that the directors determine may be owned, by any person or persons contrary to such share ownership constraint.

5.3 RATINGS OF DEBT SECURITIES

Various classes of CN’s outstanding securities have been rated by several rating organizations as described in detail below, as at March 15, 2005.

	Dominion Bond Rating Service	Moody’s Investors Service	Standard & Poor’s
Long-Term Debt	BBB (high)	Baa1	BBB+
Commercial Paper	R-1 (low)	Not rated	A-2

The above-noted ratings are given the following credit characteristics by the various rating agencies.

Dominion Bond Rating Service Limited (“DBRS”)

  Long-term debt rated BBB is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. This rating falls within the fourth highest of DBRS’s ten long-term debt rating categories which range from “AAA” to “D”. Reference to “high” denotes the best differential grade within a rating category.

  Commercial paper rated R-1 (low) is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt, and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry. This rating falls within the third highest of DBRS’s ten short-term debt rating categories which range from “R-1 (high)” to “D”.

Moody’s Investors Service (“Moody’s”)

  Long-term debt obligations rated Baa are subject to moderate credit risk. They are considered medium- grade and as such may possess certain speculative characteristics. This rating falls within the fourth highest of Moody’s nine generic long-term obligation rating categories which range from “Aaa” to “C”. The modifier “1” indicates the highest rank in a generic rating category.

Standard & Poor’s (“S&P”)

  Long-term debt obligations rated BBB exhibit adequate protection parameters as to likelihood of principal and interest payments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligations. This rating falls within the fourth highest of S&P’s ten major long-term credit rating categories which range from “AAA” to “D”. The plus (+) sign indicates the highest standing within a major category.

  Commercial paper rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory. This rating falls within the second highest in S&P’s six short-term credit rating categories which range from “A-1” to “D”.

The ratings of CN’s securities described above should not be construed as a recommendation to buy, sell, or hold CN securities. Ratings may be revised or withdrawn at any time by the rating agencies.

ITEM 6 TRANSFER AGENT AND REGISTRAR

In Canada, the transfer agent and registrar for each class of CN’s publicly issued securities is Computershare Trust of Canada and, in the United States, the co-transfer agent and co-registrar is Computershare Trust Company of New York, at the locations specified below:

Computershare Trust Company of Canada
1500 University St. Suite 700
Montreal, Quebec H3A 3S8
Toll Free Tel: 1-800-332-0095
Toll Free Fax: 1-888-453-0330
Email: service@computershare.com
Web: www.computershare.com

Co-transfer agent and co-registrar
Computershare Trust Company of New York
88 Pine Street
19th Floor
New York, NY 10005
Telephone: (212) 701-7600 or
1-800-245-7630

ITEM 7 MARKET FOR SECURITIES

7.1 TRADING PRICE AND VOLUME

CN’s common shares are listed on both The Toronto Stock Exchange and the New York Stock Exchange under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the common shares on the TSX for each month of 2004.

MONTH	HIGH	LOW	VOLUME

January	$55.1867	$52.8933	14,962,859
February	$55.0667	$52.1500	12,835,560
March	$53.2400	$50.1000	14,508,135
April	$50.1000	$51.7000	11,462,867
May	$54.0000	$50.8500	9,420,734
June	$57.7600	$53.7000	13,565,349
July	$59.7500	$55.3400	11,423,334
August	$60.1800	$58.4000	9,822,554
September	$61.9000	$59.5000	10,288,251
October	$65.9000	$61.3500	10,606,249
November	$75.2000	$64.9300	15,483,024
December	$75.2000	$69.1000	12,958,369

7.2 PRIOR SALES

During its financial year ended December 31, 2004, the Company issued the following two series of debt securities that are not listed or quoted on a marketplace:

  US$300 million 4.25% Notes due August 1, 2009, issued at a public offering price of 99.439% on July 9, 2004; and

  US$500 million 6.25% Debentures due August 1, 2034, issued at a public offering price of 99.751% on July 9, 2004

In addition, in the ordinary course of business, the Company issued commercial paper with maturities less than 12 months, of which US$211 million was outstanding at December 31, 2004.

ITEM 8 DIRECTORS AND EXECUTIVE OFFICERS

8.1 DIRECTORS

The information with respect to directors, which appears on pages 7 to 11 of the Company’s Information Circular (the “Circular”) dated March 8, 2005, under the heading “Election of Directors”, is incorporated herein by reference. The Circular is available on SEDAR at www.sedar.com.

8.2 AUDIT COMMITTEE DISCLOSURE

The information with respect to CN’s Audit, Finance and Risk Committee, which appears on pages 19 to 21 of the Circular under the heading “Audit Committee Disclosure” and the Audit, Finance and Risk Committee Charter, which is attached to the Circular as Schedule C, are incorporated herein by reference. The Circular is available on SEDAR at www.sedar.com.

8.3 EXECUTIVE OFFICERS

As of the date hereof, the following are the senior executive officers of the Company:

Name	Position and Municipality of Residence

E. Hunter Harrison	President and Chief Executive Officer
Burr Ridge, Illinois, United States

Tullio Cedraschi	President and Chief Executive Officer,
CN Investment Division
Montreal, Quebec, Canada

Keith E. Creel	Senior Vice-President,
Eastern Canada Region
Stouffville, Ontario, Canada

Les P. Dakens	Senior Vice-President, People
Montreal, Quebec, Canada

Sean Finn	Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary
St-Lambert, Quebec, Canada

James M. Foote	Executive Vice-President, Sales and Marketing
Chicago, Illinois, United States

Fred R. Grigsby	Senior Vice-President and Chief Information Officer
Beaconsfield, Quebec, Canada

Edmond L. Harris	Executive Vice-President, Operations
Naperville, Illinois, United States

Peter C. Marshall	Senior Vice-President, Western Canada Region
Edmonton, Alberta, Canada

Claude Mongeau	Executive Vice-President and Chief Financial Officer
Boucherville, Quebec, Canada

Gordon T. Trafton	Senior Vice-President, United States Region
Naperville, Illinois, United States

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed, subject to resignation, retirement or removal by the Board of Directors.

For the past five years each of the senior executive officers of the Company has held the principal occupation indicated above or other positions within the Company or its affiliates except as follows: Keith Creel was appointed Senior Vice President, Eastern Canada Region in January 2004 and, prior to that, he was Senior Vice-President of the Western Canada Region since July 1, 2003 and was Vice President of the Prairie Division since 2002; before that, he was General Manager – Michigan Zone, Midwest Division since June 2000 and District Superintendent, Battle Creek Michigan since 1999; Les P. Dakens was appointed Senior Vice-President, People in January 2003 and, prior to that, he was Senior Vice-President, Corporate Services of CN since June 2001; prior thereto, he was Vice-President, Human Resources and Administration, Heinz North America; Sean Finn was appointed Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary in February 2003 and, prior to that he was Chief Legal Officer and Corporate Secretary since December 2000 and prior to that he was Vice-President, Treasurer and Principal Counsel, Taxation; Fred R. Grigsby was appointed Senior Vice-President and Chief Information Officer in July 2003 prior to which he was Vice-President and Chief Information Officer since November 1997; Edmond L. Harris was appointed Executive Vice-President, Operations, in March 2005, prior to that, he was Senior Vice-President, Operations, since June 2003, prior to which he was Chief Transportation Officer since 2000; before that he had been Vice-President, Midwest Division and Vice-President Operations, for Illinois Central Corporation since 1998; E. Hunter Harrison was appointed President and Chief Executive Officer of the Company effective January 1, 2003, prior to which he was Executive Vice-President and Chief Operating Officer of the Company since March, 1998; Peter Marshall was appointed Senior Vice-President, Western Canada Region in January 2004, prior to which he was Vice-President, Gulf Division since January 2003; before that he was Vice-President, Midwest Division since July 2001 and prior to that he was Vice-President Prairie Division since April 1999. Gordon Trafton was appointed Senior Vice-President, United States Region, in June 2003 and, from 2000 to 2003, he was successively Vice-President of the Wisconsin Central Division, Vice-President of the Midwest Division and Vice President of both the Midwest and Gulf Divisions; prior to that he was Vice-President, Operations Integration since 1999.

As at February 28, 2005, the directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 6 million Common Shares, representing approximately 2% of the outstanding Common Shares.

8.4 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, none of such directors or executive officers is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)	Mr. Crawford, a director of the Company, was the Chairman of Allstream Inc. when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in September 2002. Allstream Inc., through a series of negotiations with bondholders and other creditors, successfully emerged from the CCAA proceedings and was restructured in April 2003, though Mr. Crawford is no longer a director of Allstream Inc.;

(ii)	Mr. Cyr, a director of the Company, was a director of Air Canada when it filed for protection under the CCAA in April 2003 and was a director of Cable Satisfaction International Inc. when it filed for protection under the CCAA in July 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004 and Cable Satisfaction International Inc.’s second amended and restated plan of arrangement and reorganization was approved by its creditors and sanctioned by the Quebec Superior Court in March 2004. Mr. Cyr is no longer a director of Air Canada and Cable Satisfaction International Inc.;

(iii)	Mr. Lumley, a director of the Company, was a director of Air Canada when it filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004, though Mr. Lumley is no longer a director of Air Canada; and

(iv)	Mr. Claude Mongeau, the Executive Vice-President and Chief Financial Officer of the Company, was acting as a director of 360networks Corporation prior to the latter filing for protection under the CCAA in June 2001. 360networks Corporation underwent restructuring in 2002 and sold its Canadian assets to Bell Canada in November 2004. Mr. Mongeau is no longer a director of 360networks Corporation.

ITEM 9 INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Auditors’ Report to the Board of Directors for the financial statements under U.S. generally accepted accounting principles and to the Shareholders for the financial statements under Canadian generally accepted accounting principles.

ITEM 10 ADDITIONAL INFORMATION

10.1 ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness and securities authorized for issuance under equity compensation plans, is contained in CN’s information circular prepared in respect of its annual meeting of shareholders to be held on April 21, 2005. Additional financial information is provided in CN’s financial statements and Management Discussion & Analysis for its most recently completed financial year.

10.2 FACTORS FOR FORWARD-LOOKING INFORMATION

The United States Private Securities Litigation Reform Act of 1995 (the “Act”) provides a “safe harbor” for “forward-looking statements” to encourage companies to provide prospective information, so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Except for historical information, certain statements contained in this annual information form and annual report filed on Form 40-F with the U.S. Securities and Exchange Commission may be “forward-looking statements” within the meaning of the Act. In addition, the Company and its representatives from time to time participate in speeches, meetings and calls with market analysts, conferences with investors and potential investors in the Company’s securities, and other meetings and conferences. Some of the information presented in such speeches, calls, meetings and conferences may be forward-looking within the meaning of the Act.

In order to take advantage of the “safe harbor” provisions of the Act, the Company identified the important factors set forth below that could affect the Company’s actual results and cause such results to differ materially from those projected, forecasted, estimated, budgeted or otherwise expressed by the Company in forward-looking statements made by or on behalf of the Company. Reference is made to item 3.11.4 hereto for additional discussion of such factors.

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

SCHEDULE A

RECONCILIATION OF NON-GAAP MEASURES

Free cash flow

in millions

U.S. GAAP
	2004	2003	2002	2001

Cash provided from operating activities	$2,139	$1,976	$1,612	$1,621

Less:
Investing activities	(2,411)	(1,075)	(924)	(2,173)

Dividends paid	(222)	(191)	(170)	(150)

Cash provided (used) before financing activities	(494)	710	518	(702)

Adjustments:
Change in level of accounts receivable sold (1)	(12)	(132)	(5)	(133)
Acquisitions (2)	1,531	-	-	1,278

Free cash flow	$1,025	$578	$513	$443

(1)	Changes in the level of accounts receivable sold under the Company's accounts receivable securitization program are considered a financing activity.

(2)	Significant acquisitions, WC in 2001 and BC Rail and GLT in 2004, are excluded, as they are not indicative of normal day-to-day investments in the Company's asset base.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN NATIONAL RAILWAY COMPANY

By:	/s/ Sean Finn

	Name:	Sean Finn
	Title:	Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary
	Date:	March 24, 2005

EXHIBIT INDEX

Exhibit No.	Description

99.1	The section “Election of Directors” is herein incorporated by reference to pages 7 to 11 of the Information Circular filed on Form 6-K dated March 21, 2005 (Commission File No. 001-02413).*

99.2	The section “Audit Committee Disclosure”, “Report of the Audit, Finance and Risk Committee and the Audit, Finance and Risk Committee Charter” are herein incorporated by reference to pages 19 to 21 and Schedule C of the Information Circular filed on Form 6-K dated March 21, 2005 (Commission File No. 001-02413).*

99.3	The section “Management’s Discussion and Analysis” and the annual audited financial statements and related notes thereto are herein incorporated by reference to the relevant portions of the Annual Report filed on Form 6-K dated March 21, 2005 (Commission File No. 001-02413).*

99.4	CEO Section 302 Certification.

99.5	CFO Section 302 Certification.

99.6	CEO and CFO Section 906 Certification.

____________
*Incorporated by reference to the Registrant’s Report on Form 6-K dated March 21, 2005.