Form 40-F
period 2005-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2006-03-22
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY
(Exact name of registrant as specified in its charter)

Canada	4011	E.I. 980018609
(Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

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

At December 31, 2005, 268,369,966 common shares were issued and outstanding (this number does not reflect the 2 for 1 stock split effective February 28, 2006).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes [  ]      No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]      No [   ]

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     Canadian National Railway Company’s President and Chief Executive Officer (the “CEO”) and its Executive Vice-President and Chief Financial Officer (the "CFO"), after evaluating the effectiveness of Canadian National Railway Company’s "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-15(e) or 15d-15(e)) as of December 31, 2005 (the “Evaluation Date”), have concluded that as of the Evaluation Date, Canadian National Railway Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to Canadian National Railway Company and its consolidated subsidiaries would have been made known to them by others within those entities.

Changes in Internal Control Over Financial Reporting

     During the year ended December 31, 2005, there was no change in the Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting, except that in January 2005, CN implemented its SAP enterprise system on the former territory of the railroads and related holdings of Great Lakes Transportation LLC (“GLT”) and in the second quarter of 2005 the Company completed the integration of GLT and BC Rail Partnership and the former BC Rail Ltd. into its SAP and other enterprise systems.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG LLP has served as the Company’s auditors since 1992. In 2005 and 2004, the fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

Year ended December 31,	2005 (CAD$)	2004 (CAD$)

Audit fees	$2,750,000	$2,883,805
Audit-related fees	465,000	546,517
Tax fees	578,641	700,733

Total	$3,793,641	$4,131,055

     Pursuant to the terms of its charter, the Audit Committee of CN approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved 100% of the services performed by our independent auditors for audit-related and tax fees for the year ended December 31, 2005 that were required to be pre-approved.

A discussion of the nature of the services provided under each category is provided below.

Audit fees

Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements, those of its subsidiaries and the Company’s pension plan financial statements.

Audit-related fees

Audit-related fees were incurred for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities. In each of 2005 and 2004, these amounts included $275,000, which were incurred for consultations with respect to the Sarbanes-Oxley Act, Section 404 “Report on Internal Controls.”

Tax fees

Consists of fees incurred for consultations on cross-border tax implications for employees and tax compliance.

OFF BALANCE SHEET ARRANGEMENTS

Accounts receivable securitization program

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

     In February 2005, the Company amended the agreement to increase the maximum amount it may sell from CAD $450 million to CAD $500 million and modified certain reporting requirements.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors these reporting and credit rating requirements for any trends, events or conditions that could cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     At December 31, 2005, pursuant to the agreement, CAD $489 million had been sold compared to CAD $445 million at December 31, 2004.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

     The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 18 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations in CAD $ for the following items as at December 31, 2005:

In millions	Total	2006	2007	2008	2009	2010	2011& thereafter

Long-term debt obligations (a)	$4,214	$296	$58	$203	$351	$444	$2,862
Interest on long-term debt obligations	4,399	253	234	224	217	188	3,283
Capital lease obligations (b)	1,231	159	154	71	113	54	680
Operating lease obligations	1,058	238	196	165	136	103	220
Purchase obligations (c)	596	446	54	49	29	18	-
Other long-term liabilities reflected on
the balance sheet (d)	1,083	103	72	59	51	44	754

Total obligations	$12,581	$1,495	$768	$771	$897	$851	$7,799

(a)	Presented net of unamortized discounts, of which $836 million relates to non-interest bearing notes due in 2094 assumed as part of the BC Rail acquisition and excludes capital lease obligations of $1,231 million which are included in “Capital lease obligations.”

(b)	Includes $360 million of imputed interest on capital leases at rates ranging from approximately 3.00% to13.13%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

(d)	Includes expected payments for workers’ compensation, workforce reductions, post-retirement benefits and environmental liabilities that have been classified as contractual settlement agreements.

For 2006 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

IDENTIFICATION OF THE AUDIT COMMITTEE

     The Registrant’s Audit Committee is composed of the following directors: Robert Pace (Chair), Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Purdy Crawford and Denis Losier.

CORPORATE GOVERNANCE PRACTICES

     The Registrant’s board of directors has also reviewed the Registrant’s corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission, as well as the NYSE Corporate Governance Standards (the “NYSE Standards”). The board of directors will continue to review its corporate governance practices regularly in response to the evolving standards. Except as disclosed on our website, the Registrant’s corporate governance practices do not differ significantly from that followed by U.S. domestic companies under the NYSE Standards. A discussion of differences is available at the Registrant’s Internet website, www.cn.ca under the caption “Corporate Governance”.

UNDERTAKING

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.

CANADIAN NATIONAL
RAILWAY COMPANY

2005

ANNUAL INFORMATION FORM

March 21, 2006

TABLE OF CONTENTS

Item 1	Corporate Structure		2
	1.1	Incorporation of the Issuer	2
	1.2	Subsidiaries	2
Item 2	General Development of the Business		3
	2.1	Overview	3
	2.2	General Development of the Business During the Last Three Years	3
Item 3	Description of the Business		6
	3.1	Corporate Organization	6
	3.2	Commodity Groups	8
	3.3	Labor	12
	3.4	Social policies	12
	3.5	Competition	12
	3.6	Regulation	12
	3.7	Environmental Matters	14
	3.8	Legal Proceedings	15
	3.9	Risk Factors	17
Item 4	Dividends		22
Item 5	Description of Capital Structure		22
	5.1	General Description of Capital Structure	22
	5.2	Share Ownership Constraints	23
	5.3	Ratings of Debt Securities	23
Item 6	Transfer agent and registrar		24
Item 7	Market for Securities		25
	7.1	Trading Price and Volume	25
	7.2	Prior Sales	25
Item 8	Directors and Executive Officers		25
	8.1	Directors	25
	8.2	Audit committee disclosure	26
	8.3	Executive Officers	26
	8.4	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	27
Item 9	Interest of experts		28
Item 10	Additional Information		28
	10.1	Additional Information	28
	10.2	Factors for Forward-Looking Information	28

Schedule A			31

i

ITEM 1       CORPORATE STRUCTURE

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

All references in this AIF to share prices, share volumes and per share measures are adjusted to reflect the two-for-one stock split effective February 28, 2006, unless otherwise indicated.

The information in this AIF includes the railroads and related holdings of Great Lakes Transportation LLC (“GLT”) as of May 10, 2004 and BC Rail Partnership and the former BC Rail Ltd. (collectively “BC Rail”) as of July 14, 2004.

This AIF contains or makes reference to non-GAAP measures that do not have any standardized meaning prescribed by GAAP and are therefore not necessarily comparable to similar measures presented by other companies and as such, should not be considered in isolation. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures contained herein does not imply that they are necessarily non-recurring. Management also believes free cash flow to be a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Schedule A attached to this AIF provides a reconciliation of these non-GAAP measures to comparable U.S. GAAP measures.

1.2       Subsidiaries

CN’s principal subsidiaries as of December 31, 2005, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of
incorporation

Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Incorporated (“GTW”)	Delaware
Illinois Central Corporation (“IC” or “Illinois Central”)	Delaware
Illinois Central Railroad Company (“ICRR”)	Illinois
Wisconsin Central Transportation Corporation (“WC”)	Delaware
Wisconsin Central Limited	Illinois

The financial statements of each of the above principal subsidiaries are consolidated within CN’s financial statements.

ITEM 2       GENERAL DEVELOPMENT OF THE BUSINESS

2.1       Overview

As of December 31, 2005, CN operated approximately 12,900 route miles in eight Canadian provinces and 6,300 route miles in sixteen U.S. states totaling approximately 19,200 route miles with principal routes to every major metropolitan area in Canada and to the major U.S. rail hubs of Buffalo, Detroit, Duluth/Superior, Minneapolis/St. Paul, Chicago, St. Louis, Jackson, Memphis, New Orleans, Baton Rouge and Mobile. The Company spans Canada and mid-America, serving all five major Canadian ports on the Atlantic and Pacific oceans and the Great Lakes as well as New Orleans on the Gulf of Mexico.

The Company’s freight revenues derive from the movement of a diversified and balanced portfolio of goods. In 2005, the largest commodity group accounted for approximately 24% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2005, 22% of revenues came from U.S. domestic traffic, 33% from transborder traffic, 24% from Canadian domestic traffic, and 21% from overseas traffic.

CN originated approximately 87% of traffic moving along its network in 2005. This allowed the Company both to capitalize on service advantages and to build on opportunities to efficiently use assets.

2.2       General Development of the Business During the Last Three Years

CN’s financial performance, when measured on the basis of profit margin, balance sheet strength and free cash flow, has been amongst the best in the industry since 1999. To maintain that position, CN has focused on strategies to grow the business profitably.

Growth

CN’s revenues have increased from a level of $3.9 billion in 1995, the year in which it was privatized, to $5.4 billion in 2000 and $7.2 billion in 2005. This has resulted from a combination of organic growth and well-executed acquisitions.

Revenues for 2005 were up 11% compared to 2004, mainly due to freight rate increases, an important part of which was due to a higher fuel surcharge. This improvement also reflected solid growth in the base business and the full-year effect of the two acquisitions made during 2004, namely GLT in the United States in May and BC Rail in Canada in July. Excluding the conversion impact of the stronger Canadian dollar – approximately $260 million - on U.S. dollar-denominated revenues, CN’s revenues were up 15% compared to 2004.

CN’s strategy of extending reach and providing service to North American customers was launched when it took control of IC in 1999. The acquisition of WC in 2001 was another key step in increasing CN’s ability to offer seamless service in the North American market. With their integration into CN now completed, the GLT and BC Rail properties allow CN to extend its reach even further.

The acquisition of GLT strengthens CN’s position in the steel industry in the United States, in addition to driving new efficiencies in the network by giving the Company ownership of an essential link in the important Chicago-Winnipeg corridor. The acquisition of BC Rail extends CN’s business reach in western Canada and opens up growth opportunities in the Company’s already solid forest products franchise.

CN’s revenue performance in 2005 continued to illustrate the Company’s ability to leverage its acquisitions. It also reflected the capacity to tap growth opportunities across several business groups, including intermodal, coal and key merchandise segments, as well as the ability to improve revenue yield.

CN plans to continue to grow the business in the future. The construction of a new container terminal in Prince Rupert, British Columbia was recently announced. The facility, scheduled to open during the second half of 2007, will allow CN to leverage the increasing container trade between Asia and North America, to develop export opportunities across a wide range of resource and industrial commodities, and to expand its role as a major transportation gateway to and from North America. In the bulk group, western Canadian growth prospects are enhanced by continued coal mine expansion. In merchandise, the Company sees growth potential for a number of commodities, particularly wood products and metals. The Company’s business prospects are based on the continuation of positive economic trends in North America and in Asia.

Service

CN is committed to creating value for both its customers and shareholders. The purpose of CN’s service plan, which was originally introduced in 1998 as an integral part of its scheduled railroading concept in North America, is to put the tools in place to deliver the quality and reliability of service that customers require. Under this operating plan, CN runs regularly scheduled trains that leave at predetermined times. Each car or container has a specific trip plan that fits into the design of the train schedule. CN believes its success in growing traffic and improving yield would not be possible without the quality of service afforded by precise execution of the service plan, or what CN calls “Precision Railroading”.

The largest portion of CN’s capital expenditures is focused on basic rail infrastructure to maintain the quality and enhance the fluidity of the network, and to provide safe, reliable service to customers across the U.S. and Canada. In the last three years, CN has spent in excess of $650 million per year in this respect. CN’s investments to expand capacity through siding extensions and improved signaling have also been substantial during the last several years. CN is maintaining this effort, with a focus on standardizing the length and spacing of extended sidings across the network. This is part of CN’s strategy to grow the business with quality service at low incremental cost.

Quality service also equates to providing quality equipment, including both cars and locomotives. The Company acquired 113 new high-horsepower locomotive units in the last four years. Targeted investments have been made to improve the car fleet, including the purchase of approximately 1,950 centerbeams for lumber products and 1,150 modern boxcars for paper and other products since 2003. In 2005, CN began the process of developing a more versatile car fleet, reducing the number of specialized cars in favor of more generic ones that are able to serve a wider range of customers. CN intends to continue its acquisitions of cars and locomotives in order to offer the quality and equipment characteristics that customers need in the marketplace.

In 2005, CN continued the implementation of the routing protocol initiative with its U.S. interline partners. The routing protocol agreements establish a structured plan to direct rail traffic flows through the most efficient interchange locations. This improves transit times and asset utilization. Traffic is expedited by reducing the number of handlings, shortening routes and avoiding the most congested gateways. Routing protocols also facilitate instant Web-based interline pricing, a feature that enhances rail’s competitiveness with trucking.

The ultimate driver of service quality resides in the interaction with customers, and in particular in the ability to understand customer needs and help resolve their issues proactively. One of CN’s major efforts in that regard has been the creation of a Service department within the Sales and Marketing groups in 2004 and its full rollout in 2005. The Service department is designed to provide a new level of responsiveness to customer needs, helping them to quickly identify and resolve issues beyond normal shipment tracking and transactional questions. CN service professionals have the tools and authority to coordinate solutions across the CN system, working with our people in the field and customers to identify new avenues for faster and more consistent problem resolution.

Productivity

CN’s focus on profitable growth implies a relentless pursuit of efficiency and productivity improvements in all aspects of the business and in all corners of the organization. In an asset-intensive business, one of CN’s top priorities is to constantly improve asset utilization in our network, yards, and terminals. The service plan plays a central role in the pursuit of better asset utilization. It allows CN to simultaneously improve the quality of service and the productivity of assets.

The reliability of operations that is now achieved at CN has opened a new perspective on the intermodal business. Generally characterized by highly uneven traffic flows on different days of the week, intermodal traffic traditionally generates significant asset requirements for railways to meet peak demand. With the ability to deliver as promised each and every day, a high level of reliability is allowing CN to smooth out traffic, improve the management of capacity on a daily basis, and grow intermodal margins through its Intermodal Excellence (“IMX”) program since 2003. In early 2005, the Company began applying the additional principles learned from IMX to its carload business, launching Carload Excellence (“CX”), in order to improve asset utilization and capacity in the merchandise sector.

The pursuit of efficiency and productivity has been enhanced as a result of new and innovative agreements with several labor unions representing running trades employees—locomotive engineers, conductors and brakemen—in the U.S. The agreements change the method of pay to hourly wages, giving CN the flexibility to run trains based on the needs of the customer and not on antiquated mileage rules, in return for a predictable employee work schedule, improved job security and higher pay. This initiative was first implemented with the locomotive engineers on the former WC property in April of 2002, and since expanded to the other running trades employees on the territories of the former WC, IC, GTW and Duluth, Winnipeg and Pacific (“DWP”).

Productivity improvements are also being pursued through the implementation of the latest information technology. Over the past several years, CN has implemented an SAP enterprise system, a powerful integrated software application. During 2003, CN completed the implementation on the former WC. The Company has applied the same careful step-by-step systems integration on the former GLT and BC Rail properties, which were cut over to SAP in January 2005 and April 2005, respectively. With better information tools, new savings opportunities can be identified across all functions of the railroad. For example, the availability and dissemination of reliable information on train operations allows engineering forces to work more productively as a result of improved work block planning. Precise information linking the sources and the costs of rolling stock repairs also increases the quality of cost control in the mechanical function.

The full extent of CN’s productivity pursuit can be measured in a number of ways. For example, by focusing on the utilization of cars and continuous process improvements, CN has increased average car velocity, measured in terms of miles travelled per day from origin to destination by close to 9% in 2005 (excluding GLT and BC Rail). The optimization of horsepower for each train and the availability of modern and highly efficient units have lead to a gain of 5% in locomotive productivity, as measured by gross ton miles (“GTMs”) per available horsepower. The overall productivity of labour, in terms of GTMs per employee, improved 4% (including BC Rail and GLT).

Sustainable Financial Health

Solid revenue growth, combined with tight cost control and continued productivity gains, have lead to improved financial performance. During 2005, the improvement was substantial. With an industry-leading operating ratio of 63.8%, net income reached $1,556 million, up 24% compared to 2004. Using adjusted net income in 2002 and 2003 for purposes of comparability, CN’s net income increased by an average of 14% a year over the last three years1.

CN continues to be an industry leader in free cash flow generation. In 2005, CN produced $1,301 million of free cash flow2, reaching 18% of revenues, compared to $513 million or approximately 8% of revenues in 2002. The improvement in free cash flow was generated while CN increased its dividend to shareholders for the ninth consecutive year. An additional increase in the dividend was announced in January 2006.

The Company is constantly seeking ways to improve cash flow through increased earnings, better asset utilization, tighter control of working capital, and the monetization of surplus assets. In 2004, CANAC Inc. and Beltpack Corporation, subsidiaries of CN involved in railroad operations consulting services and remote control locomotive technology, respectively, were sold for net proceeds of $52 million. Also in 2004, the shareholders of English Welsh & Scottish Railway Holdings Limited (“EWS”), a company which provides rail freight services in Great Britain and operates freight trains through the English channel tunnel, approved a plan to reduce the EWS share capital by offering shareholders the ability to cancel a portion of their EWS shares. CN elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest in EWS to approximately 31% on a fully diluted basis. CN received £57.7 million ($141 million) in cash and an 8% note receivable due in 2009 of £23.9 million ($58 million) from EWS. In 2005, EWS fully redeemed the Company’s note receivable for £26 million ($61 million).

Given strong free cash flow and a solid balance sheet during the last several years, CN’s board of directors (the “Board of Directors” or the “Board”) has authorized three share repurchase programs since the fall of 2002. The first was launched in October 2002 and was completed by October 2003, with 39 million common shares repurchased at a total cost of $859 million at an average price per share of $22.02. The second began in November 2004 and was completed in June 2005, with 28 million common shares repurchased for $1,021 million at an average price per share of $36.47. The Board authorized a new program beginning in July 2005, allowing for the repurchase of up to 32 million common shares over a one-year period. As at December 31, 2005, a total of 16 million shares had been repurchased for $670 million at an average price of $41.90 per share.

ITEM 3       DESCRIPTION OF THE BUSINESS

3.1       Corporate Organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income, operating ratio and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Canada, Eastern Canada and U.S. regions), whose role is to manage the day-to-day service requirements of their territory, service small customer accounts within their region, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

[1] See Schedule A of the AIF for a reconciliation of this non-GAAP measure for 2002 and 2003. [2] See Schedule A of the AIF for a reconciliation of this non-GAAP measure.

See note 16 – “Segmented information”, to the Company’s 2005 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

The regions, as of December 31, 2005, can be described as follows:

Western Canada Region

•	The Western Canada Region, based in Edmonton, Alberta, extends from Thunder Bay and Armstrong in northwestern Ontario to the Pacific Ocean. The Region operates approximately 8,400 route miles of track including approximately 1,400 route miles of track from the purchase of BC Rail. The Western Canada Region serves the Port of Vancouver, the inland port of Thunder Bay and is the exclusive rail link to Prince Rupert, the closest North American port to Northeast Asia. CN’s Western Canada Region carries bulk export commodities such as grain and fertilizers, coal, potash and sulfur, as well as forest products, petroleum and chemicals, and intermodal destined for international and domestic markets.

Eastern Canada Region

•	The Eastern Canada Region, based in Toronto, Ontario, extends east from Armstrong in northwestern Ontario to the Atlantic Ocean, and from Chibougamau, Quebec south to the Ontario-Michigan border. The Region operates approximately 4,500 route miles of track and serves the ports of Montreal, Saint John, New Brunswick and Halifax. The principal commodities carried by the Region are automotive, intermodal, ferrous and non-ferrous metals, petroleum and chemicals and forest products.

United States Region

•	The United States Region, based in Homewood, Illinois, extends from International Falls just south of Fort Francis, Ontario, to Chicago, Illinois then on to New Orleans, Louisiana, on the Gulf of Mexico, and from Minneapolis and St. Paul, Minnesota to Sault Ste. Marie, Michigan, and from Sioux City, Iowa and Omaha, Nebraska heading east to Port Huron and Detroit, Michigan. The United States operates approximately 6,300 route miles of track including 356 route miles of track from the purchase of GLT. The United States Region serves the Gulf ports of Mobile, Alabama and New Orleans, Louisiana, and the river ports of Memphis, Tennessee and Baton Rouge, Louisiana. Major commodities transported include automotive, iron and steel, petroleum and chemicals, forest products, coal, fertilizers and grain. The Region interchanges traffic with Kansas City Southern Railroad (“KCS”) at Jackson, Mississippi, as part of the marketing alliance that provides CN customers access to Mexico and the U.S. Southwest. With connections in Chicago and other locations to all North American Class I carriers, the United States Region serves as a critical link for the Company’s North American strategy.

3.2       Commodity Groups

The following table sets forth revenue and carload information by commodity group for each of the years in the three-year period ended December 31, 2005:

	Revenues(1)			Carloads(1)			Freight Revenue per Carload(1)(3)

	2005	2004	2003	2005	2004	2003	2005	2004	2003

	(In million $)			(In thousands)				(In $)

Petroleum and chemicals	1,096	1,059	1,013	594	596	564	1,845	1,777	1,796
Metals and minerals	837	714	527	994	801	396	842	891	1,331
Forest products	1,738	1,505	1,320	712	678	618	2,441	2,220	2,136
Coal	331	284	261	448	429	406	739	662	643
Grain and fertilizers	1,119	1,063	947	566	577	552	1,977	1,842	1,716
Intermodal	1,270	1,117	1,101	1,248	1,202	1,276	1,018	929	863
Automotive	514	510	525	279	295	288	1,842	1,729	1,823
Other(2)	335	296	190	n/a	n/a	n/a	n/a	n/a	n/a

Total	7,240	6,548	5,884	4,841	4,578	4,100	1,426	1,366	1,389

(1)	Prior years’ data has been reclassified to conform to the 2005 presentation and the statistical data has been restated to reflect changes to estimated data previously reported.
(2)	Principally non-freight revenue derived from third parties.
(3)	Total Freight Revenue per Carload is calculated by subtracting Other Revenues from Total Revenues and dividing the result by the Total Carloads.

The following describes the various groups of commodities transported by CN:

Petroleum and chemicals

The Petroleum and Chemicals commodity group includes a wide range of commodities which can be divided into the following categories: chemicals, representing 40% of the commodity group’s revenues in 2005, and plastics, sulfur, petroleum and gas products, representing 60%.

Although offshore markets have been growing strongly, the primary markets are still within North America, and the performance is closely correlated with the North American economy. The consolidation and rationalization of industrial production facilities have resulted in increased rail-based business opportunities in both the Canadian and U.S. markets.

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

Metals and minerals

The Metals and Minerals commodity group comprises metals, representing 53% of the commodity group’s revenues in 2005, equipment and parts, and construction materials, together representing 24%, and iron ore, representing 23%. CN’s unique rail access to major mines, ports and smelters throughout North America makes it a transportation leader of copper, lead, zinc concentrates, iron ore, refined metals and aluminum. Copper and zinc commodities, such as ores, concentrates and anodes are produced in northern Quebec, Ontario and Manitoba. The commodities are shipped to refineries for further processing and then shipped to manufacturers of finished goods.

Major producers of steel, primarily in Ontario and the U.S. Midwest, ship their products throughout North America and Mexico. Such products are mainly used in the automotive and construction industries.

Construction materials are mainly aggregates (stone and sand) and cement. CN enjoys access to major cement producers and aggregate mines in Canada as well as in the U.S.

CN’s Metals and Minerals traffic is sensitive to fluctuations in the economy. CN serves a variety of major industries along its network and has the most direct route to the Ports of New Orleans and Mobile from the Midwest, as well as an efficient route into Mexico via its marketing alliance with Kansas City Southern Railroad.

Forest products

CN is the largest rail carrier of forest products in North America. CN has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline capabilities to other Class I railroads. This geographic position, coupled with CN transload facilities, allows CN’s customers to take full advantage of the rail offering and extend their reach to new markets. CN serves customers that are leaders in all areas of forest products.

The Forest Products commodity group consists of four major commodity segments: lumber accounted for 33% of the commodity group’s revenues in 2005, fibers 39%, paper 16%, and panels 12%.

The key drivers for newsprint are advertising lineage and overall economic conditions, primarily in the U.S. For Fibers the consumption of paper worldwide is the key driver. Housing starts and renovation activities in the United States are the key drivers for the lumber and panels traffic.

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

Coal

Of the coal traffic moved by CN in 2005, 34% originated in Canada and 66% in the United States, with coal providing 83% of revenues and petroleum coke 17%.

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

The coal business also includes Canadian metallurgical coal, which is generally exported to steel makers in Japan and other Asian markets from three coal terminals in British Columbia. The strong global market for metallurgical coal facilitated the opening of three mines along the CN network in late 2004. The improvement in this market is expected to continue as strong Asian demand for metallurgical coal is driving increased Canadian production.

Grain and fertilizers

This commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. Of the grain traffic moved by CN in 2005, 70% originated in Canada, almost all in the west, and 30% in the United States.

The grain segment, which represents 76% of the commodity group’s revenues, consists of three primary commodities: food grains, mainly wheat, representing 25% of the commodity group’s revenues in 2005; oilseeds and oilseed products (primarily canola seed, oil and meal) 24%; and feed grains (including feed barley, feed wheat and corn), 27%.

The vast majority of the grain produced in western Canada is exported. Production of grain in Canada varies considerably from year to year, affected primarily by weather conditions. Grain exports are volatile, reflecting the size and quality of the crop produced, international market conditions and foreign government policy. The majority of the western Canadian grain moved by CN is exported via the ports of Vancouver and Prince Rupert, B.C., and Thunder Bay, Ontario. Certain of these rail movements are subject to government regulation and to a “revenue cap”, which effectively establishes a maximum revenue entitlement that railways can earn.

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

Fertilizers and potash represent 24% of this commodity group’s revenues. CN is a significant player in the Canadian rail market for nitrogen-based fertilizers, with production centered primarily in western Canada. CN serves or has access to all major potash mines in Saskatchewan, the center for western Canadian production. CN also serves a major production facility on Canada’s east coast. Virtually all Canadian potash moves by rail to markets in the U.S. or overseas.

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

Intermodal

This commodity group is comprised of the following two segments:

Domestic, which represented 50% of the commodity group’s revenues in 2005, includes domestic Canada, transborder, Mexico and domestic U.S. traffic. Domestic provides intermodal services through a number of channels in which services are retailed directly to beneficial owners of freight, and wholesaled to motor carriers, intermodal marketing companies, third-party logistics companies, and other transportation intermediaries. The Domestic segment is driven by consumer markets, with market growth generally expected to be tied to the economy. The service is market-driven and very competitive with the trucking industry. The segment’s focus is to define its services as truck competitive and cost-effective.

International, which represented 50% of the Intermodal’s revenues in 2005, transports import/export container business on behalf of ocean carrier companies. Within Canada, CN ships from/to the ports of Vancouver, Montreal, St. John and Halifax. In the United States, CN ships from/to the ports of New Orleans and Gulfport and via rail connections at Chicago and Detroit to both the U.S. East and West Coast ports. Key growth markets for the international segment have been between the ports of Vancouver and Montreal and locations in the Midwest. Connections with other Class I railways in Chicago have further extended the reach of CN’s international business into the U.S. Southeast. The international segment is driven mainly by North American economic conditions and shifting trade patterns between countries.

In 2005, CN continued to reap the benefits of its IMX program to smooth traffic flows, increase speed and reliability, and improve asset utilization and margins. IMX applies the discipline and precision of scheduled railroading to intermodal transportation. With IMX, shippers are required to make reservations for spots on trains, while day-of-the-week pricing encourages the traffic to shift to off-peak days. This, in combination with required gate reservations at CN’s largest terminals, enables CN to align traffic with equipment and gate capacity and to improve speed and asset utilization. As a result of IMX, CN is seeing improvements in profit margins and CN’s customers are benefiting from improvements in speed and service reliability.

Automotive

CN is a leading carrier of automotive products originating in southern Ontario, Michigan and Mississippi and moves finished vehicles and parts within Canada and the United States and in both directions across the border. The principal commodities within the automotive unit are finished vehicles, with 82% of the commodity group’s revenues in 2005, and automotive parts, with the remaining 18%.

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

3.3       Labor

Our ability to deliver quality service, efficient operations, and profitable growth depends on the presence of a qualified and experienced workforce. CN assesses workforce requirements on an ongoing basis. While the demographic profile of our employees going forward calls for detailed workforce planning, it also opens up opportunities to challenge how we do things and find new avenues to improve productivity.

As of December 31, 2005, CN employed a total of 14,979 employees in Canada and 6,561 employees in the United States.

3.4       Social policies

In addition to its Employment Equity Policy (for Canadian employees) and an Equal Employment Opportunity Policy (for American employees), CN maintains a comprehensive Human Rights Policy for Canadian employees at CN. These policies affirm CN’s commitment to ensuring that there is no discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other prohibited grounds of discrimination. The policy extends to recruitment, selection and compensation practices, as well as to working conditions and the work environment. All Company vice-presidents have been mandated with the responsibility of implementing these policies and ensuring that all work practices are in compliance. Internal complaint procedures have been established whereby any person covered by the Equal Employment Opportunity Policy can address their questions or concerns to their supervisor and/or human resources manager who will address their complaints.

3.5       Competition

For a discussion of CN’s competitive environment, see section 3.9 “Risk Factors – Competition” herein.

3.6       Regulation

The Company’s rail operations in Canada are subject to regulation as to (1) rate setting and network rationalization by the Canadian Transportation Agency (the “Agency”) under the Canada Transportation Act (Canada) (the “CTA”), and (2) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation by the Surface Transportation Board (the “STB”) and the Federal Railroad Administration (the “FRA”).

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

The CTA encourages the sale of lines to short-line operators and provides the framework for line abandonment. The railroads are required to publish a three-year plan for sales and abandonments. For abandonment, the line must be advertised as being for sale to the public and, if no interest is shown, offered specifically for sale to applicable federal, provincial and municipal governments. The entire process is intended to take at most 18 months. Legislation currently in force in the provinces of British Columbia and Saskatchewan requires a corporation’s successor by merger or purchase of assets to assume the predecessor’s labor arrangements. These “successor rights” therefore limit the Company’s ability to dispose of routes to intraprovincial short-line operators in such provinces. The Company has considered provincial successor rights legislation in identifying routes for rationalization.

The Company’s operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labor regulations, which are in many respects similar when comparing Canadian and U.S. regulations.

Periodically, a comprehensive review is made by the federal government of the effectiveness of the CTA and other statutes related to transportation. See section 3.9 “Risk Factors – Regulation” herein for a further discussion of the last review of Canadian transportation legislation.

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

Following an extended review, in June 2001 the STB issued new regulations governing mergers between Class I Railroads. CN had recommended higher public interest standards for mergers and the new regulations effectively raised the bar for the quality of customer service in all future major railroad mergers. The STB also agreed with CN that foreign-headquartered railroads would be treated the same as U.S.-based railroads under its merger rules.

See section 3.9 “Risk Factors – Regulation” for a further discussion of government regulation.

3.7        Environmental Matters

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

See Management’s Discussion and Analysis “Environmental Claims” and Note 18 – “Major Commitments and Contingencies – D. Environmental Matters”, to the Company’s Annual Consolidated Financial Statements on pages 61-62 and 90-91, respectively of the Company’s 2005 Annual Report for a further discussion of environmental matters.

Environmental Policy

CN has adopted a comprehensive environmental policy, which can be described as follows:

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

It is CN’s permanent challenge to continuously improve the environmental performance of CN’s activities.

In support of those principles, CN makes the following commitments and expects its employees to act accordingly:

1.	To integrate these principles throughout all significant aspects of CN’s activities.
2.	To respect the applicable laws and regulations and adopt the required standards, procedures, contingency measures and management systems in order to ensure CN operations are managed safely, ecologically and in a sustainable way.

3.	To take necessary measures in order to prevent pollution, to conserve and use rationally the natural resources required for CN operations and implement relevant emergency response plans and procedures.

4.	To communicate to management, employees and contractors CN’s commitment to improving health, safety and the environment and to providing training adapted to their needs.

5.	To systematically evaluate CN’s environmental performance through appropriate audits and report progress.

3.8	Legal Proceedings

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

As of March 21, 2006, the only legal proceedings to which CN was a party involving claims for damages in excess of 10% of its current assets and that it believes could be material to its operations, business or results, if plaintiffs are successful, are described below. It is not currently expected, however, that such litigation proceedings will have a material adverse effect on the consolidated financial position or results of operations of CN. The Company will regularly assess its position as events progress.

“In re African-American Slave Descendants Litigation”

This matter is a slavery reparations case, currently pending before the United States District Court for the Northern District of Illinois in Chicago, Illinois. The plaintiffs, a proposed class representing descendants of slaves, brought this action seeking payment for work performed by slaves between 1607 and 1865. The defendants include numerous major corporations, among them CN, Norfolk Southern Corp., Union Pacific Corporation, CSX Corporation, Fleet Boston Financial Corp., Aetna Inc., Brown and Williamson Tobacco, Lehman Bros. Inc., Ligget Group Inc., New York Life Insurance Company, R.J. Reynolds Tobacco Company, Society of Lloyds, Loews Inc. and JP Morgan Chase & Co. The amount claimed would be in the trillions of dollars, some part of which would be claimed from IC, a subsidiary of CN. CN is contesting these proceedings, and a fully briefed motion to dismiss this case is pending before the court.

CN was first named in slavery reparations litigation in a complaint filed on September 4, 2002 in Louisiana.

The Louisiana complaint was consolidated in multi-district litigation proceedings in Chicago in the U.S. District Court. Plaintiffs also filed cases in California, Texas, Illinois, New Jersey and New York. CN is named as a defendant in the Louisiana and California actions.

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

The plaintiffs seek to hold the defendants liable for battery, nuisance, trespassing, negligence, harm and injuries, family losses, as well as aggravated, punitive and additional damages. No specific amount of damages is included in the claim.

The court action is still in the process of being certified as a class action. To date, none of the allegations contained in the claim have been proven in court.

Paul Band Litigation

On February 6, 2006, the Paul Indian Band filed a lawsuit in the Court of Queen’s Bench of Alberta against CN and the Alberta and Canadian governments. The various claims in the lawsuit, totaling $775 million in the aggregate, are for alleged damages and economic losses suffered as a result of an oil spill from railcars into Wabamun Lake, Alberta bordering the Paul Band reserve lands, following the derailment of a CN train on August 3, 2005. The plaintiffs are seeking specific damages of $500 million against CN, including $50 million in punitive damages, with the balance sought from the federal and Alberta governments.

To date, none of the allegations contained in the claim have been proven in court.

Calvin Shaun Davey Class Action Lawsuit

On February 17, 2006 Calvin Shaun Davey filed a statement of claim, in the Court of Queen’s Bench of Alberta, on behalf of himself and persons (other than the Paul Indian Band) who owned lands and premises within a five-kilometer radius of the shores of Wabamun Lake at the time of the spill described above. The claim seeks $750 million in general damages and $200 million in punitive damages.

To date, none of the allegations contained in the claim have been proven in court.

See Management’s Discussion and Analysis “Personal injury and other claims” on pages 60-61 of the Company’s 2005 Annual Report for a general discussion on accounting for personal injury and other claims.

3.8.1 Aboriginal Claims

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

3.9      Risk Factors

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

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (“CP”) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

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

The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

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

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that are essential to the public health and welfare and that, as a common carrier, the Company has a duty to transport. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

As of January 2006, the Company had in place labor agreements covering its entire Canadian unionized workforce. In 2006, CN will begin bargaining with two national unions whose agreements expire December 31, 2006. These agreements will remain in effect until bargaining and legal processes have been concluded.

Following the acquisition of BC Rail, the Company reached implementing agreements in December 2004 for BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements. In March 2005, under Section 18 of the Canada Labour Code, the Company filed a request with the Canada Industrial Relations Board (the “CIRB”) to amend the current bargaining agent certificates at BC Rail to correspond with those agents representing the same employee groups at CN. On October 13, 2005, the CIRB granted the Company’s request but retained jurisdiction on any issues that might remain in contention.

There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts.

U.S. workforce

As of January 2006, the Company had in place agreements with bargaining units representing the entire unionized workforce at GTW; DWP; ICRR; CCP Holdings, Inc. (“CCP”); Duluth, Missabe & Iron Range Railroad (“DMIR”), Bessemer & Lake Erie (“BLE”) and Pittsburgh & Conneaut Dock Company (“PCD”), and 93% of the unionized workforce at WC. Agreements in place have various moratorium provisions, ranging from the end of 2004 to the end of 2009, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Agency under the CTA, and (ii) safety by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (i) economic regulation by the STB and (ii) safety by the FRA. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. In the U.S., rail safety regulation is the responsibility of the Federal Railroad Administration, which administers the Federal Rail Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration, which is part of the U.S. Department of Homeland Security.

The federal government carries out a review of Canadian transportation legislation periodically. The latest review resulted in a report to the Minister of Transport, released to the public on July 18, 2001, which contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead - A Vision for Transportation in Canada. On March 24, 2005, the Minister of Transport tabled Bill C-44 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-44 was terminated when Parliament was dissolved on November 29, 2005. No assurance can be given that any future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's financial position or results of operations.

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

The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (“CBP”) and the Canada Border Services Agency (“CBSA”). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, or joint decisions by the industry in response to threats to the North

American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Trade Partnership Against Terrorism (“C-TPAT”). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (“CSA”) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

The Company's ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted in 2004, the regulations governing the Company's acquisition of these vessels should not be affected. Subsequent to the enactment of this legislation, on April 13, 2005, the Coast Guard and Maritime Administration withdrew their proposed rulemaking, and plan to publish a new notice of proposed rulemaking in the future to address the legislation’s provisions. No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company's operations, or its competitive and financial position.

Business prospects and other risks

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

The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program to help mitigate the impact of rising fuel prices. No assurance can be given that continued increases in fuel prices or supply disruptions will not materially adversely affect the Company’s operations or its financial position.

Overall return in the capital market, and the level of interest rates, affect the funded status of the Company's pension plans as well as the Company's results of operations. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations. The funding requirements as well as the impact on the results of operations will be determined following the completion of future actuarial valuations.

Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt is denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. In recent years, severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

ITEM 4     DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.0833 per share, starting with the first quarter of 2003, was increased to $0.0975 per share, starting with the first quarter of 2004; the quarterly dividend was next increased to $0.125 per share, starting with the first quarter of 2005 and to $0.1625 per share, starting with the first quarter of 2006. There can be no assurance as to the amount or timing of such dividends in the future.

ITEM 5      DESCRIPTION OF CAPITAL STRUCTURE

5.1      General Description of Capital Structure

The authorized share capital of CN consists of an unlimited number of Common Shares, an unlimited number of Class A Preferred Shares issuable in series and an unlimited number of Class B Preferred Shares issuable in series, all without par value. As at February 28, 2006, the issued and outstanding share capital consisted of 536,150,916 Common Shares.

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

Dividends: The holders of Common Shares are, at the discretion of the directors, entitled to receive, out of any amounts properly applicable to the payment of dividend, and after the payment of any dividends payable on any Preferred Shares, any dividends declared and payable by CN on the Common Shares.

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

5.3      Ratings of Debt Securities

Various classes of CN’s outstanding securities have been rated by several rating organizations as described in detail below, as at March 15, 2006.

Dominion Bond Rating Service	Moody’s Investors Service	Standard & Poor’s
Long-Term Debt	A (low)	A3	A-
Commercial Paper	R-1 (low)	Not rated	A-2

The above-noted ratings are given the following credit characteristics by the various rating agencies.

Dominion Bond Rating Service Limited (“DBRS”)

•	Long-term debt rated A is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than AA rated securities. While “A” is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities. This rating falls within the third highest of DBRS’s ten long-term debt rating categories which range from “AAA” to “D”. Reference to “low” denotes a standing in the lower end of a rating category.

•	Commercial paper rated R-1 (low) is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt, and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry. This rating falls within the third highest of DBRS’s ten short-term debt rating categories which range from “R-1 (high)” to “D”.

Moody’s Investors Service (“Moody’s”)

•	Long-term debt obligations rated A are considered upper-medium grade and are subject to low credit risk. This rating falls within the third highest of Moody’s nine generic long-term obligation rating categories which range from “Aaa” to “C”. The modifier “3” indicates a ranking in the lower end of that generic rating category.

Standard & Poor’s (“S&P”)

•	Long-term debt obligations rated A are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. The obligor’s capacity to meet its financial commitment on the obligations is, however, still strong. This rating falls within the third highest of S&P’s ten major long-term credit rating categories which range from “AAA” to “D”. The minus (-) sign indicates a standing in the lower end within a major category.

•	Commercial paper rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory. This rating falls within the second highest in S&P’s six short-term credit rating categories which range form “A-1” to “D”.

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

Computershare Trust Company of Canada
1500 University St. Suite 700
Montreal, Quebec H3A 3S8
Toll Free Tel: 1-800-332-0095
Toll Free Fax: 1-888-453-0330
Email: service@computershare.com
Web: www.computershare.com

Co-transfer agent and co-registrar
Computershare Trust Company of New York
88 Pine Street
19th Floor
New York, NY 10005
Telephone: (212) 701-7600 or
1-800-245-7630

ITEM 7      MARKET FOR SECURITIES

7.1      Trading Price and Volume

CN’s common shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange under the stock symbols CNR and CNI, respectively. The following table sets forth the closing price ranges and aggregate trading volumes of the common shares on the TSX for each month of 2005.

MONTH	HIGH	LOW	VOLUME

January	$36.85	$33.75	35,434,046
February	$39.08	$36.17	27,090,666
March	$38.74	$36.53	28,140,756
April	$38.63	$35.42	28,290,726
May	$38.40	$36.18	27,522,934
June	$38.12	$35.34	30,813,086
July	$41.13	$35.26	28,521,950
August	$40.82	$39.17	25,317,806
September	$41.25	$39.07	30,292,424
October	$42.75	$40.90	33,372,770
November	$47.03	$43.15	28,830,310
December	$47.53	$45.41	23,638,074

7.2      Prior Sales

During its financial year ended December 31, 2005, the Company did not issue any series of long-term debt securities.

In the ordinary course of business, the Company did, however, issue commercial paper with maturities less than 12 months, of which US$367 million (CDN$427 million) was outstanding at December 31, 2005.

ITEM 8      DIRECTORS AND EXECUTIVE OFFICERS

8.1      Directors

The information with respect to directors, which appears on pages 6 to 10 of the Company’s Information Circular (the “Circular”) dated March 7, 2006, under the heading “Nominees for Election to the Board”, is incorporated herein by reference. Each such nominee, except Mr. Robert H. Lee, is currently a director of CN. CN’s directors hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed. The Circular is available on SEDAR at www.sedar.com.

8.2      Audit committee disclosure

The information with respect to CN’s Audit Committee, which appears in the following sections in the Circular is incorporated by reference: “Audit Committee Disclosure” on pages 18 to 19, “Auditors Fees” on page 20, “Schedule A – Statement of Corporate Governance Practices” on pages 46 to 48 and “Schedule C – Charter of the Audit Committee” on pages 51 to 54 of the Circular. The Circular is available on SEDAR at www.sedar.com.

8.3      Executive Officers

As of the date hereof, the following are the senior executive officers of the Company:

Name	Position and Municipality of	Principal Occupation within the
	Residence	Preceding Five Years

E. Hunter Harrison	President and Chief Executive Officer	President and Chief Executive Officer;
	Burr Ridge, Illinois, United States	Executive Vice-President and Chief
Operating Officer.

Tullio Cedraschi	President and Chief Executive Officer,	President and Chief Executive Officer,
	CN Investment Division	CN Investment Division
Montreal, Quebec, Canada

Keith E. Creel	Senior Vice-President,	Senior Vice-President,
	Eastern Canada Region	Eastern Canada Region; Senior Vice-
	Stouffville, Ontario, Canada	President of the Western Canada
Region; Vice President of the Prairie
Division; General Manager – Michigan
Zone, Midwest Division.

Les P. Dakens	Senior Vice-President, People	Senior Vice-President, People; Senior
	Montreal, Quebec, Canada	Vice-President, Corporate Services,
CN; Vice-President, Human
Resources and Administration, Heinz
North America.

Sean Finn	Senior Vice-President Public Affairs,	Senior Vice-President Public Affairs,
	Chief Legal Officer and Corporate	Chief Legal Officer and Corporate
	Secretary	Secretary; Chief Legal Officer and
	St-Lambert, Quebec, Canada	Corporate Secretary.

James M. Foote	Executive Vice-President, Sales and	Executive Vice-President, Sales and
	Marketing	Marketing
Chicago, Illinois, United States

Fred R. Grigsby	Senior Vice-President and Chief	Senior Vice-President and Chief
	Information Officer	Information Officer; Vice-President
	Beaconsfield, Quebec, Canada	and Chief Information Officer.

Edmond L. Harris	Executive Vice-President, Operations	Executive Vice-President, Operations;
	Naperville, Illinois, United States	Senior Vice-President, Operations;
Chief Transportation Officer.

Peter C. Marshall	Senior Vice-President, Western	Senior Vice-President, Western
	Canada Region	Canada Region; Vice-President, Gulf
	Edmonton, Alberta, Canada	Division; Vice-President, Midwest
Division; Vice-President, Prairie
Division.

Claude Mongeau	Executive Vice-President and Chief	Executive Vice-President and Chief
	Financial Officer	Financial Officer.
Boucherville, Quebec, Canada

Gordon T. Trafton	Senior Vice-President, United States	Senior Vice-President, United States
	Region	Region, Vice President, Midwest and
	Naperville, Illinois, United States	Gulf Divisions; Vice-President of the
Midwest Division; Vice-President of
the Wisconsin Central Division.

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed, subject to resignation, retirement or removal by the Board of Directors.

As at February 28, 2006, the directors and the members of the executive committee of the Company, including the senior executive officers mentioned above, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 11.4 million Common Shares, representing approximately 2.1% of CN’s outstanding Common Shares. Excluding options, the directors and members of the executive committee, as a group, beneficially owned or exercised control or direction over approximately 1.5 million Common Shares or approximately 0.3% of the outstanding Common Shares at such date.

8.4      Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, none of such directors or executive officers is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)	Mr. Baillie, a director of the Company, is a director of Dana Corporation which filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 3, 2006. Dana’s European, South American, Asian-Pacific, Canadian and Mexican subsidiaries are not included in the Chapter 11 filing;

(ii)	Mr. Crawford, a director of the Company, was the Chairman of Allstream Inc. when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in September 2002. Allstream Inc., through a series of negotiations with bondholders and other creditors, successfully emerged from the CCAA proceedings and was restructured in April 2003, though Mr. Crawford is no longer a director of Allstream Inc.;

(iii)	Mr. Cyr, a director of the Company, was a director of Air Canada when it voluntarily filed for protection under the CCAA in April 2003 and was a director of Cable Satisfaction International Inc. when it voluntarily filed for protection under the CCAA in July 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004 and Cable Satisfaction International Inc.’s second amended and restated plan of arrangement and reorganization was approved by its creditors and sanctioned by the Quebec Superior Court in March 2004. Mr. Cyr is no longer a director of Air Canada and Cable Satisfaction International Inc.;

(iv)	Mr. Lumley, a director of the Company, was a director of Air Canada when it voluntarily filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004, though Mr. Lumley is no longer a director of Air Canada; and

(v)	Mr. Claude Mongeau, the Executive Vice-President and Chief Financial Officer of the Company, was acting as a director of 360networks Corporation prior to the latter voluntarily filing for protection under the CCAA in June 2001. 360networks Corporation underwent restructuring in 2002 and sold its Canadian assets to Bell Canada in November 2004. Mr. Mongeau is no longer a director of 360networks Corporation.

ITEM 9      INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Report of Independent Registered Public Accounting Firm to the Board of Directors and to the Shareholders of Canadian National Railway Company for CN’s Annual Consolidated Financial Statements prepared under U.S. generally accepted accounting principles for its most recently completed financial year.

ITEM 10      ADDITIONAL INFORMATION

10.1      Additional Information

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Circular prepared in respect of its annual meeting of shareholders to be held on April 21, 2006. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and Management’s Discussion & Analysis for its most recently completed financial year.

10.2      Factors for Forward-Looking Information

Canadian and U.S. securities laws provide a “safe harbor” for “forward-looking statements” to encourage companies to provide prospective information, so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Except for historical information, certain statements contained in this annual information form and annual report filed on Form 40-F with the U.S. Securities and Exchange Commission may be “forward-looking statements” within the meaning of such Canadian and U.S. securities laws. In addition, the Company and its representatives from time to time participate in speeches, meetings and calls with market analysts, conferences with investors and potential investors in the Company’s securities, and other meetings and conferences. Some of the information presented in such speeches, calls, meetings and conferences may be forward-looking within the meaning of such Canadian and U.S. securities laws. Implicit in these statements, particularly in respect of growth opportunities, is the assumption that the positive economic trends in North America and Asia will continue. This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

In order to take advantage of such “safe harbor” provisions, the Company identified the important factors set forth below that could affect the Company’s actual results and cause such results to differ materially from those projected, forecasted, estimated, budgeted or otherwise expressed by the Company in forward-looking statements made by or on behalf of the Company. Reference is made to “Risk Factors” in section 3.9 of this AIF for additional discussion of such factors.

(1)	Significant competition may lead to reduced volumes and revenues and narrower profit margins.

(2)	Significant environmental regulatory compliance and clean-up costs and unforeseen environmental liabilities and costs may adversely affect the Company’s financial position or results of operations or the Company’s liquidity.

(3)	The outcome of outstanding or pending legal actions or future claims cannot be predicted with certainty.

(4)	There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts.

(5)	New legislative, administrative or judicial actions that constrain market forces may have a material adverse effect on the Company’s competitive position and profitability.

(6)	Continued increases in fuel prices or supply disruptions may have a negative impact on the Company’s results of operations or financial position.

(7)	Adverse changes with respect to pension plans and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations.

(8)	Substantial ongoing capital expenditures may require the Company to seek additional financing.

(9)	Changes in the exchange rate between the Canadian dollar and other currencies may adversely affect the Company’s results of operations.

(10)	Adverse economic conditions in the industries and geographic areas that produce and consume the freight the Company transports or the supplies it requires to operate may affect the Company’s results of operations.

(11)	International conflicts and potential terrorist actions may impact the Company’s results of operations.

(12)	Severe weather conditions may result in temporary halts or slowdown in train operations, which may lead to some revenue loss.

SCHEDULE A

Reconciliation of Non-GAAP Measures

Reconciliation of adjusted performance measures – 2002 and 2003

In millions, except per share data, or unless otherwise indicated

Year ended December 31,	2002				2003

		Personal	Workforce			Change	Rate
	Reported	injury charge	reductions	Adjusted	Reported	in policy	enactment	Adjusted

Revenues	$6,110	$-	$-	$6,110	$5,884	$-	$-	$5,884
Operating expenses	4,641	(281)	(120)	4,240	4,107	-	-	4,107

Operating income	1,469	281	120	1,870	1,777	-	-	1,777

Interest expense	(361)	-	-	(361)	(315)	-	-	(315)
Other income	76	-	-	76	21	-	-	21

Income before income taxes
and cumulative effect of
change in accounting policy	1,184	281	120	1,585	1,483	-	-	1,483
Income tax expense	(384)	(108)	(41)	(533)	(517)	-	79	(438)

Income before cumulative effect
of change in accounting policy	800	173	79	1,052	966	-	79	1,045
Cumulative effect of change in
accounting policy, net of
applicable taxes	-	-	-	-	48	(48)	-	-

Net income	$800	$173	$79	$1,052	$1,014	$(48)	$79	$1,045

Free cash flow – 2002 to 2005

In millions

	2002	2003	2004	2005

Cash provided from operating activities	$1,612	$1,976	$2,139	$2,705

Less:
Investing activities	(924)	(1,075)	(2,411)	(1,075)
Dividends paid	(170)	(191)	(222)	(275)

Cash provided (used) before financing activities	518	710	(494)	1,355

Adjustments:
Change in level of accounts receivable sold (1)	(5)	(132)	(12)	(54)
Acquisitions (2)	-	-	1,531	-

Free cash flow	$513	$578	$1,025	$1,301

(1)	Changes in the level of accounts receivable sold under the Company’s accounts receivable securitization program are considered a financing activity.

(2)	Significant acquisitions, BC Rail and GLT in 2004, are excluded, as they are not indicative of normal day-to-day investments in the Company’s asset base.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN NATIONAL RAILWAY COMPANY

By:	/s/ Sean Finn

	Name:	Sean Finn
	Title:	Senior Vice-President Public Affairs, Chief
Legal Officer and Corporate Secretary
	Date:	March 21, 2006

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2005 (pages 45 through 68 of the 2005 Annual Report).*

99.2	Audited Consolidated Financial Statements for the year ended December 31, 2005, together with the Report of independent registered accounting firm (pages 69 through 100 of the 2005 Annual Report).*

99.3	Consent of KPMG LLP.

99.4	CEO Section 302 Certification.

99.5	CFO Section 302 Certification.

99.6	CEO and CFO Section 906 Certification.

____________
*Incorporated by reference to the Registrant’s Annual Report on Form 6-K dated March 21, 2006.