Form 40-F
period 2006-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2007-02-14
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006 Commission File Number: 1-2413

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
At December 31, 2006, 512,358,164 common shares were issued and outstanding.

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
Yes [X]      No [   ]

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     Canadian National Railway Company’s President and Chief Executive Officer (the “CEO”) and its Executive Vice-President and Chief Financial Officer (the “CFO”), after evaluating the effectiveness of Canadian National Railway Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) or 15d-15(e)) as of December 31, 2006 (the “Evaluation Date”), have concluded that as of the Evaluation Date, Canadian National Railway Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to Canadian National Railway Company and its consolidated subsidiaries (the “Registrant” or the “Company”) would be made known to them by others within those entities.

Changes in Internal Control Over Financial Reporting

     During the year ended December 31, 2006, there was no change in the Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG LLP has served as the Company’s auditors since 1992. In 2006 and 2005, fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

Fees	2006(1) (CAD$)	2005(1) (CAD$)

Audit	$3,009,000	$2,097,000
Audit Related	930,000	843,000
Tax	479,000	579,000
Other	–	275,000

Total Fees	$4,418,000	$3,794,000

(1) Fees rounded to the nearest thousand.

     Pursuant to the terms of its charter, the Audit Committee of CN approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved 100% of the services performed by our independent auditors for audit-related and tax fees for the year ended December 31, 2006 that were required to be pre-approved.

A discussion of the nature of the services provided under each category is provided below.

Audit fees

Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries, and for 2006 only, the first audit relating to the Company’s internal control over financial reporting.

Audit-related fees

Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

Tax fees

Consists of fees incurred for consultations on cross-border tax implications for employees and tax compliance.

All other fees

In 2005, the entire amount was incurred for consultations with respect to the U.S. Sarbanes-Oxley Act of 2002, Section 404 “Report on Internal Controls.”

OFF BALANCE SHEET ARRANGEMENTS

Accounts receivable securitization

     The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserves as stipulated in the agreement. This program replaced the Company’s previous accounts receivable securitization program that was set to expire in June 2006.

     The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At December 31, 2006, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

     The Company accounted for the securitization programs as sales, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.

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

     At December 31, 2006, the Company had sold receivables that resulted in proceeds of $393 million under the new accounts receivable securitization program ($489 million at December 31, 2005 under the previous program), and recorded the retained interest, which represents the required reserves, of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2005).

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

     The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 18 – Major commitments and contingencies, to the Company’s 2006 Annual Consolidated Financial Statements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2006:

In millions	Total	2007	2008	2009	2010	2011	2012 & thereafter

Long-term debt obligations (a)	$4,583	$60	$203	$351	$-	$465	$3,504
Interest on long-term debt obligations	5.794	284	274	267	252	252	4,465
Capital lease obligations (b)	1,405	216	119	138	79	147	706
Operating lease obligations (c)	740	184	144	116	95	69	132
Purchase obligations (d)	773	541	124	53	47	8	-
Other long-term liabilities reflected on
the balance sheet (e)	1,036	82	71	54	48	44	737

Total obligations	$14,331	$1,367	$935	$979	$521	$985	$9,544

(a)	Presented net of unamortized discounts, of which $836 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,021 million which are included in “Capital lease obligations.”

(b)	Includes $1,021 million of minimum lease payments and $384 million of imputed interest at rates ranging from approximately 3.0% to 7.9%.

(c)	Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with minimum one-year non- cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(d)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(e)	Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

For 2007 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures. The Company is not aware of any trends, events or conditions or expected fluctuations in liquidity that would create any deficiencies. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statement.

IDENTIFICATION OF THE AUDIT COMMITTEE

     The Registrant’s audit committee is composed of the following directors: Robert Pace (Chair), Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Purdy Crawford, Robert H. Lee and Denis Losier.

CORPORATE GOVERNANCE PRACTICES

     The Registrant’s board of directors has also reviewed the Registrant’s corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission, as well as the NYSE Corporate Governance Standards (the “NYSE Standards”). The board of directors will continue to review its corporate governance practices regularly in response to the evolving standards. Except as disclosed on its website, the Registrant’s corporate governance practices do not differ significantly from that followed by U.S. domestic companies under the NYSE Standards. A discussion of differences is available at the Registrant’s Internet website, www.cn.ca under the caption “Corporate Governance”.

UNDERTAKING

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.

CANADIAN NATIONAL
RAILWAY COMPANY

2006

ANNUAL INFORMATION FORM

February 12, 2007

TABLE OF CONTENTS

Item 1	General Information		3

Item 2	Incorporation		3

	2.1	Incorporation of the Issuer	3
	2.2	Subsidiaries	3

Item 3	General Development of the Business		3

	3.1	Overview	3
	3.2	General Development of the Business During the Last Three Years	4
	3.3	Anticipated Developments	10

Item 4	Description of the Business		10

	4.1	Corporate Organization	10
	4.2	Commodity Groups	11
	4.3	Labor	15
	4.4	Social Policies	15
	4.5	Regulation	15
	4.6	Environmental Matters	17
	4.7	Legal Matters	18

Item 5	Dividends		26

Item 6	Description of Capital Structure		26

	6.1	General Description of Capital Structure	26
	6.2	Share Ownership Constraints	27
	6.3	Ratings of Debt Securities	27

Item 7	Transfer Agent and Registrar		28

Item 8	Market for Securities		29

	8.1	Trading Price and Volume	29
	8.2	Prior Sales	29

Item 9	Directors and Executive Officers		30

	9.1	Directors	30
	9.2	Audit Committee Disclosure	32
	9.3	Executive Officers	35
	9.4	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	36

Item 10	Interest of Experts		37

Item 11	Additional Information		37

	11.1	Additional Information	37
	11.2	Factors for Forward-Looking Information	37

Schedule A			40

			2

ITEM 1	GENERAL INFORMATION

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

The information in this AIF includes the railroads and related holdings of Great Lakes Transportation LLC (“GLT”) as of May 10, 2004 and the BC Rail Partnership and the former BC Rail Ltd. (collectively “BC Rail”) as of July 14, 2004.

ITEM 2	INCORPORATION

2.1	INCORPORATION OF THE ISSUER

Canadian National Railway Company (“CNR”) was incorporated in 1922 by special act of the Parliament of Canada. CNR’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995. On November 9, 1995, CNR filed Articles of Amendment in order to subdivide its outstanding common shares (the “common shares”). As of November 28, 1995, CNR ceased to be a Crown corporation. On April 19, 2002, CNR filed Articles of Amendment in order to provide that shareholder meetings may be held at certain specified places in the United States. Such constating documents are hereinafter collectively referred to as the “Articles”.

As used herein, the word “Company” or “CN” means, as the context requires, CNR and/or its subsidiaries.

The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montréal, Québec, H3B 2M9, Canada, and its telephone number is 1-888-888-5909.

2.2	SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2006, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of Incorporation
Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Incorporated ("GTW")	Delaware
Illinois Central Corporation (“IC”)	Delaware
Illinois Central Railroad Company ("ICRR")	Illinois
Wisconsin Central Transportation Corporation ("WC")	Delaware
Wisconsin Central Limited	Illinois

The financial statements of each of the above principal subsidiaries are consolidated within CN's financial statements.

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	OVERVIEW

CN is engaged in the rail and related transportation business. As of December 31, 2006, CN operated approximately 20,300 route miles. This includes 14,000 route miles in eight Canadian provinces and the Northwest Territories as well as approximately 6,300 route miles in sixteen U.S. states, with principal routes to every major metropolitan area in Canada and to the major U.S. rail hubs of

Buffalo, Detroit, Duluth/Superior, Minneapolis/St. Paul, Chicago, St. Louis, Jackson, Memphis, New Orleans, Baton Rouge and Mobile. The Company spans Canada and mid-America, serving all five major Canadian ports on the Atlantic and Pacific oceans and the Great Lakes as well as New Orleans on the Gulf of Mexico.

The Company’s freight revenues are derived from seven commodity groups, representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. In 2006, the largest commodity group accounted for approximately 23% of revenues. From a geographical standpoint, in 2006, 22% of revenues came from U.S. domestic traffic, 32% from transborder traffic, 23% from Canadian domestic traffic, and 23% from overseas traffic.

CN originated approximately 87% of traffic moving along its network in 2006. This allows the Company both to capitalize on service advantages and to build on opportunities to efficiently use assets.

3.2	GENERAL DEVELOPMENT OF THE BUSINESS DURING THE LAST THREE YEARS

CN’s goal is to grow the business profitably, creating value for its customers and generating an adequate and sustainable return on capital invested. To reach that goal, CN focuses on strategies and initiatives that allow it to continually improve service, seize upon a range of business opportunities, and achieve productivity gains throughout the organization.

The initiatives undertaken by CN in the last three years to achieve its growth and profitability goals and to enhance shareholder value can be grouped into a few key areas. These include acquisitions and dispositions, targeted capital investment spending and other initiatives to strengthen the Company’s position in the marketplace, cooperation and co-production agreements with other carriers, as well as financial management initiatives as described below:

2006 Highlights

Acquisitions and Dispositions

In 2006, CN made the following acquisitions for a total cost of $84 million paid in cash:

On January 19, 2006, CN completed the purchase of the Alberta short-line railways owned by RailAmerica, Inc., of Boca Raton, Florida. CN bought the 600-mile Mackenzie Northern Railway (“MKNR”) and the 118-mile Lakeland & Waterways Railway (“LWR”), both located north of Edmonton, along with the 21-mile Central Western Railway (“CWR”) in east-central Alberta that carries agricultural traffic. These feeder lines are a good fit for CN’s merchandise and bulk commodity groups at a time of major energy project development in northern Alberta.

In March 2006, CN acquired the remaining 51% of SLX Canada Inc., a company engaged in equipment leasing in which the Company previously had a 49% interest that had been consolidated with its results.

On December 1, 2006, CN completed the purchase of Savage Alberta Railway, Inc. (“SAR”), a 345-mile short-line railway, from Savage Companies of Salt Lake City, Utah. The acquisition represents an opportunity for CN to solidify its freight franchise in resource-rich north-western Alberta.

Strategic Initiatives and Capital Spending

In 2006, CN spent more than $1.5 billion on capital programs, an increase of eleven per cent over 2005 spending. This included approximately $1 billion spent on infrastructure, replacing rail, ties, ballast, and other track material and upgrading bridges and signalling systems, as well as network productivity initiatives and strategic projects, including siding extensions in western Canada, investments in the Company's Prince Rupert, British Columbia, corridor, and the reconfiguration of Johnston Yard in Memphis, Tennessee. Equipment spending of approximately $350 million in 2006, was for the acquisition of new locomotives, the rejuvenation of the existing locomotive fleet, the acquisition of new cars and the refurbishment of the current fleet to meet customer needs. CN also spent approximately $200 million on facilities, information technology and other projects to allow the Company to tap new growth opportunities and drive overall efficiency gains.

Through 2006, CN continued to take delivery of 75 high-horsepower locomotives ordered in April of 2005, leaving just 15 of the original order to be delivered in the latter half of 2007. Also in 2006, the Company exercised its option to acquire an additional 50 high-horsepower locomotives for delivery in the second half of 2007. The 75 new locomotives of 4,300 – 4,400 horsepower allow CN to replace 100 older 3,000-3,600 horsepower road locomotives. The new units are almost 20 per cent more fuel-efficient than the ones replaced. The additional 50 4,300-horsepower locomotives to be delivered in 2007 will allow CN to tap growth opportunities, including new international freight traffic to and from the Port of Prince Rupert intermodal terminal.

Significant Cooperation Agreements

As part of an ongoing effort to improve productivity and capacity, CN periodically enters into cooperation agreements with other carriers, including track and infrastructure exchanges, co-production, haulage and track access agreements, as well as routing protocols that endeavour to emphasize more efficient interchanges that bypass congested terminals. In 2006, CN concluded several such agreements, including the following in January 2006:

  CN and BNSF Railway Company (“BNSF”) concluded an agreement covering several key locations where their respective networks interact including, in particular, the Vancouver, B.C., Chicago, and Memphis to southern Illinois regions;

  CN and Canadian Pacific Railway Company (“CPR”) concluded an agreement intended to make rail operations more fluid in British Columbia’s Lower Mainland, enhancing service for rail customers and supporting the growth of Pacific Gateway ports and terminals; and

  CN and CSX Transportation, Inc., (“CSXT”) concluded a long-term agreement to haul CSXT traffic to and from Sarnia, Ont., and CSXT connections in Buffalo, New York, and Toledo, Ohio.

Financial Management Initiatives

On May 9, 2006, the Company filed a shelf prospectus and registration statement, expiring in June 2008, which provides for the issuance, from time to time, of up to U.S.$1,500 million of debt securities in one or more offerings in the Canadian or U.S. markets for general corporate purposes. Pursuant to the filing, on May 31, 2006, the Company issued U.S.$250 million (Cdn$275 million) of 5.80% Notes due 2016 and U.S.$450 million (Cdn$495 million) of 6.20% Debentures due 2036. The Company used the net proceeds of U.S. $692 million to reduce its accounts receivable securitization program and to repay a portion of its outstanding commercial paper.

On May 31, 2006, the Company entered into an agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust. This new program replaces the Company’s previous accounts receivable securitization program that was set to expire in June 2006.

On July 15, 2006, the interest rate on the Company’s U.S.$250 million Puttable Reset Securities PURSSM (“PURS”) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The PURS were originally issued in July 1998 at the rate of 6.45% with an option to call the securities on July 15, 2006 (the reset date). The call option holder exercised the call option, which resulted in the remarketing of the original PURS. The new interest rate was determined according to a pre-set mechanism based on prevailing market conditions. The Company did not receive any cash proceeds from the remarketing. The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company’s shelf prospectus and registration statement. As such, following the issuance of debt on May 31, 2006 and the remarketing of debt as explained herein, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$550 million.

In July 2006, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2006, 15.5 million common shares have been repurchased for $766 million, at an average price of $49.43 per share. The Company’s previous share purchase program, initiated in 2005, allowed for the repurchase of up to 32.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices. In June 2006, the Company ended this share repurchase program, having repurchased a total of 30.0 million common shares for $1,388 million at an average price of $46.26 per share. Of this amount, 14.0 million common shares were repurchased in 2006 for $717 million (average price per share of $51.24) and 16.0 million common shares in 2005 for $670 million (average price per share of $41.90) .

2005 Highlights

Strategic Initiatives and Capital Spending

In 2005, CN spent $1.4 billion on capital additions. The Company continued to focus infrastructure capital toward a safe, reliable and fluid network. In particular, CN invested in further siding extensions on its line west of Edmonton to accommodate growing volumes, to improve network velocity and to run longer trains. CN also partnered with the Port of Prince Rupert and Maher Terminals of Canada Corporation (“Maher Terminals”) in the development of the Fairview intermodal container terminal at Prince Rupert, which is expected to become an important gateway for trade between North America and Asia. CN also spent in excess of $300 million on rolling stock in 2005 with a view toward building a more homogeneous fleet of high-capacity cars, driving both customer-service quality and distribution efficiencies. CN took delivery of 750 new centerbeams and 500 new Plate F boxcars by the end of 2005. Modernization of the locomotive fleet continued in 2005 as discussed under the 2006 Highlights herein. CN’s information and communication technology investment in 2005 was in line with 2004 spending, with the primary focus on base computing and communication infrastructure, integration of BC Rail and GLT, and the maximization of value obtained from its SAP Enterprise system.

On April 29, 2005, with $60 million in funding for the new Port of Prince Rupert container terminal secured from the Canadian and British Columbia governments, CN, Maher Terminals and the Prince Rupert Port Authority announced plans to make the new terminal a reality in 2007. CN’s investment in the new terminal includes an amount of $15 million for the intermodal yard at the port, $10 million for the terminal trackage, and $5-$10 million for infrastructure improvements to CN's B.C. North line to accommodate double-stack container cars. Maher Terminals’ contribution includes funds for the acquisition and installation of three large container cranes at the terminal, together with supporting container-handling equipment and technology, at a cost of approximately $60 million. The Prince Rupert Port Authority undertook to contribute $25 million to the container terminal development.

Phase 1 of the terminal development--expected to provide initial throughput capacity of up to 500,000 TEUs (twenty-foot equivalent containers) per year-- is part of a broader plan to build a facility capable of handling two million TEUs per year. Strategically located at the North American entry point of the North West Transportation Corridor, the Port of Prince Rupert links the fast-growing Asian markets to one of the world's largest industrial and consumer markets. With modern terminals and the availability of vast industrial development property, congestion-free facilities provide transit time and cost-saving opportunities for shippers and producers. Superior connections mean efficient access to the North American continent. With the deepest harbour in North America, the Port of Prince Rupert is set for continuous activity catering to the world's progressively larger container vessels.

In May 2005, CN formed CN WorldWide, a wholly-owned subsidiary to offer international freight forwarding services between Europe and North America to allow CN to provide shippers an integrated, door-to-door freight service, and position it to drive new containerized traffic through CN-served ports in North America. CN WorldWide is based in Rotterdam, Netherlands, the largest container port in the world outside of Asia. It schedules and manages the door-to-door movement of international shipments, including rail, trucking, maritime transportation and port handling, along with warehousing, customs and billing. Still in its start-up phase, CN WorldWide is focused on expanding its service offering. Initially targeting shipments between Europe and eastern Canada, including Ontario and Québec, via the Port of Halifax, and the United States, CN WorldWide has since added offices in Shanghai, Beijing and Shenzhen, China to expand its coverage to Asia, as well as offices in Sofia, Bulgaria and Milan, Italy. Customs clearance for Canadian and U.S.-bound traffic was added to the service offering of CN WorldWide starting in April 2006. This service provides an additional attraction to customers while improving CN’s rail network fluidity by expediting clearance of customer shipments.

Significant Cooperation Agreements

Expanding on CN’s routing protocol initiative with connecting carriers that began in 2004, CN concluded routing protocol agreements to streamline the exchange of rail traffic at major gateways. Under the protocols, rail traffic flows are directed through the most efficient interchange locations to improve transit times and asset utilization for the customers of participating carriers. Among others, the following agreements were finalized in 2005:

  In January 2005, CN and BNSF signed a comprehensive routing protocol agreement covering multiple locations on each carrier’s respective network, including Noyes, Minnesota, Memphis, Tennessee, and New Orleans, Louisiana; and

  In March 2005, CN and Norfolk Southern Railway (“NS”) announced a structured routing protocol to streamline their exchange of rail traffic at major gateways, including Rouses Point, New York, Memphis, Tennessee, and New Orleans, Louisiana.

Financial Management Initiatives

As mentioned in the 2006 Highlights, in July 2005, the Board of Directors of the Company approved a share repurchase program, which allowed for the repurchase of up to 32.0 million common shares between July 25, 2005 and July 24, 2006, pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2005, 16.0 million common shares had been repurchased for $670 million, at an average price of $41.90 per share.

The Company’s previous share repurchase program, initiated in 2004, allowed for the repurchase of up to 28.0 million common shares between November 1, 2004 and October 31, 2005, pursuant to a normal course issuer bid, at prevailing market prices. By the second quarter of 2005, the Company had completed this share repurchase program, repurchasing 28.0 million common shares for $1,021 million, at an average price of $36.47 per share (20.0 million and 8.0 million in 2005 and 2004, respectively).

2004 Highlights

Acquisitions and Dispositions

In January 2004, the shareholders of English Welsh and Scottish Railway Holdings Limited (“EWS”), a company which provides most of the rail freight services in Great Britain and operates freight trains through the English

Channel tunnel, approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares in exchange for a combination of cash and notes receivable. The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest in EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and an 8% note receivable due 2009 of £23.9 million (Cdn$58 million) from EWS. In April 2005, EWS fully redeemed the Company’s note receivable. The Company received £26 million (Cdn$61 million), which included principal and accrued but unpaid interest to the date of redemption.

On May 10, 2004, CN completed the acquisition of GLT, including two railroads and a rail switching company at an acquisition cost of U.S.$395 million (Cdn$547 million). The acquired railroads were: the 212-mile Duluth, Missabe and Iron Range Railway Company ("DMIR"), a Class II railroad that is a common carrier of pelletized iron ore in Minnesota and Wisconsin; the Class II Bessemer and Lake Erie Railroad Company (“BLE”), which carries primarily coal, iron ore and limestone between the Lake Erie port of Conneaut, Ohio, and steel mills in the Pittsburgh area; and the Pittsburgh & Conneaut Dock Company ("PCD") - a Class III switching railroad that performs ship-to-rail and rail-to-ship bulk transfer operations for the BLE at three docks at Conneaut. As part of the transaction, CN also acquired Great Lakes Fleet, Inc. - a non-railroad company with eight Great Lakes vessels transporting bulk commodities, principally for the United States steel industry. Under a demise charter and vessel management agreement, Keystone Shipping Co. of Bala Cynwyd, Pennsylvania, operates the ships. The acquisition of GLT strengthens CN’s position as a transportation service provider to the steel industry, in addition to driving new efficiencies in the network by giving the Company ownership of an essential link in the important Chicago-Winnipeg corridor.

On July 14, 2004, CN completed its acquisition of all the issued and outstanding shares of the former BC Rail Ltd., all the partnership units of BC Rail Partnership, and the right to operate over BC Rail’s roadbed under a long-term lease, for an acquisition cost of $991 million. The acquisition of BC Rail extends CN’s business reach in western Canada and opens up growth opportunities, particularly in the Company’s forest products franchise.

In 2004, CANAC Inc. and Beltpack Corporation, subsidiaries of CN involved in railroad operations consulting services and remote control locomotive technology, respectively, were sold for net proceeds of $52 million.

Significant Cooperation Agreements

In January 2004, CN and CSXT announced a jointly-developed electronic tool offering customers instantaneous interline prices for carload shipments moving over their networks. The tool, called "A+B Pricing," uses Web Services Internet technology, and allows railroad account managers to retrieve and combine CN's and CSXT's revenue requirements to quote market competitive interline prices in real time for any origin, destination and commodity on the two rail systems. This enables customers to go to the originating railroad's web site and ask for a combined interline price. Immediate access to competitive interline pricing makes shipping via CN and CSXT easier and more accurate, and represents another step in making the railroads an attractive option to freight currently moving over North America's highways. This tool has since been expanded to include, to varying extents, BNSF, NS, Union Pacific Railroad (“UP”) and CPR.

In October 2004, CN and CPR announced a series of co-production agreements to make rail operations more efficient for Port of Vancouver freight traffic.

In November 2004, CN entered into the following agreements:

•	CN, CPR and NS announced an agreement to improve freight service between eastern Canada and the eastern United States. The three-party arrangement gave CN and NS a seamless, direct north-south routing over CPR’s lines south of Montreal that eliminated up to two days’ transit time from approximately 20,000 annual shipments.

•	CN and CPR reached an agreement on three new network initiatives to improve railway transit times and asset utilization in British Columbia, Alberta and Ontario. The initiatives included a slot-sharing arrangement for bulk commodities over CPR’s network in Alberta and B.C., directional running in northern Ontario, and a haulage agreement permitting the rationalization of 200 miles of CN secondary track between Thunder Bay and Long Lac, Ontario.

•	CN and UP concluded a routing protocol agreement to streamline their exchange of rail traffic at major gateways helping to reduce rail congestion at Chicago.

Strategic Initiatives and Capital Spending

In 2004, CN’s capital expenditures amounted to $1.2 billion. The largest portion of CN’s capital expenditures (approximately $770 million) was for rail infrastructure to preserve the quality and integrity of the plant, to provide safe and reliable service to its customers across Canada and the U.S. and to improve network efficiency and fluidity through siding extensions and signalling improvements, particularly in the western Canada/Chicago corridor. Investment in rolling stock was approximately $250 million in 2004, including significant refurbishment of both the hopper car fleet and the car fleet used in the transport of metals. The refurbishment programs – as well as significant additions of new cars (centerbeams, box cars and multi-levels) through leases, allowed CN to respond to strong market demand. The Company also continued its locomotive fleet modernization program with the acquisition of 60 new high-horsepower, fuel-efficient units. CN spent over $80 million on information and communications technology in 2004 to ensure a smooth integration of BC Rail and GLT systems, and to drive eCommerce initiatives as well as the continued upgrade of the SAP Enterprise systems. Finally, the Company invested in facilities upgrades, including the construction of a new $30 million state-of-the-art intermodal terminal in Memphis.

In October 2004, CN established a presence in China through the opening of offices in Shanghai and Beijing. In October 2006, CN WorldWide announced the launch of its international freight forwarding operations in China with offices in Shanghai, Beijing and Shenzhen. Together, these offices employ representatives whose aim is to grow the railway's share of rising traffic flows between China and North America by helping to identify profitable opportunities for transporting bulk and merchandise commodities destined for China, and handling two-way trade in products transported in containers. CN intends to use its presence in China to push and pull growing China-North America trade over its network in Canada and the United States via the important ports of Vancouver, Halifax, Montreal and New Orleans.

Financial Management Initiatives

On July 9, 2004, CN closed a U.S.$800 million debt offering composed of U.S.$300 million (Cdn$395 million) 4.25% Notes due 2009, and U.S.$500 million (Cdn$658 million) 6.25% Debentures due 2034. CN used the net proceeds of U.S.$790 million to finance a portion of the acquisition costs of BC Rail and GLT. The debt offering was made in the United States under the shelf prospectus and registration statement CN filed in October 2003 for the issuance of up to U.S.$1 billion of debt securities.

As mentioned in the 2005 Highlights, in October 2004, CN’s Board of Directors approved a share repurchase program, which allowed for the repurchase of up to 28.0 million common shares, pursuant to a normal course issuer bid, at prevailing market prices. This share repurchase program that began on November 1, 2004 was completed in June 2005, with 28.0 million common shares repurchased for $1,021 million at an average price of $36.47 per share.

3.3	ANTICIPATED DEVELOPMENTS

For a discussion of anticipated developments for 2007, please see page 2 of Management’s Discussion and Analysis for the year ending December 31, 2006 (the “MD&A”). The MD&A may be found on SEDAR at www.sedar.com.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1	CORPORATE ORGANIZATION

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

See Note 16 – Segmented information, to the Company’s 2006 Annual Consolidated Financial Statements (the “Financial Statements”) for additional information on the Company’s corporate organization, as well as selected financial information by geographic area. The Financial Statements may be found on SEDAR at www.sedar.com.

The regions, as of December 31, 2006, can be described as follows:

•	Western Region

The Western Region extends from Thunder Bay and Armstrong in northwestern Ontario to the Pacific Ocean. This Region of approximately 9,500 route miles of track serves the Port of Vancouver, the inland port of Thunder Bay and is the exclusive rail link to Prince Rupert, the closest North American port to Northeast Asia. The Region is also home to the Alberta oil sands deposits that contain much of the world’s known total bitumen reserves, including the Athabasca oil sands along the Athabasca River just north of the city of Fort McMurray (the “oil sands”). CN benefits from its unique access to this area. In the Western Region, CN carries bulk export commodities such as grain and fertilizers, coal, potash and sulfur, as well as forest products, petroleum and chemicals, and intermodal destined for international and North American domestic markets. CN also carries metals, machinery and construction materials in this Region to serve the oil sands development.

•	Eastern Region

The Eastern Region extends east from Armstrong in northwestern Ontario to the Atlantic Ocean, and from Chibougamau, Quebec south to the Ontario-Michigan border. This Region of approximately 4,500 route miles of track serves the ports of Montréal, Québec, Saint John, New Brunswick and Halifax, Nova Scotia. The principal commodities carried in the Region are automotive, intermodal, ferrous and non-ferrous metals, petroleum and chemicals and forest products.

•	Southern Region

The Southern Region extends from International Falls just south of Fort Francis, Ontario, to Chicago, Illinois, then on to New Orleans, Louisiana, on the Gulf of Mexico, and from Minneapolis and St. Paul, Minnesota to Sault Ste. Marie, Michigan, and from Sioux City, Iowa and Omaha, Nebraska heading east to Port Huron and Detroit, Michigan. This Region of approximately 6,300 route miles of track serves the Gulf ports of Mobile, Alabama and New Orleans, Louisiana, and the river ports of Memphis, Tennessee and Baton Rouge, Louisiana. Major commodities transported include automotive, iron ore and steel, petroleum and chemicals, forest products, coal, fertilizers and grain. The Region interchanges traffic with Kansas City Southern Railroad (“KCS”) at Jackson, Mississippi, as part of the marketing alliance that provides CN customers’ access to Mexico and the U.S. Southwest. With connections in Chicago and other locations to all North American Class I carriers, the Southern Region serves as a critical link to the rest of the U.S. market.

4.2	COMMODITY GROUPS

The following table sets forth revenue and carload information by commodity group for each of the years in the three-year period ended December 31, 2006:

	Revenues			Carloads			Freight Revenue per Carload(2)

	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(In million $)			(In thousands)				(In $)

Petroleum and chemicals	1,173	1,096	1,059	590	594	596	1,988	1,845	1,777
Metals and minerals	885	837	714	981	994	801	902	842	891
Forest products	1,745	1,738	1,505	667	712	678	2,616	2,441	2,220
Coal	375	331	284	411	448	429	912	739	662
Grain and fertilizers	1,259	1,119	1,063	594	566	577	2,120	1,977	1,842
Intermodal	1,420	1,270	1,117	1,326	1,248	1,202	1,071	1,018	929
Automotive	514	514	510	255	279	295	2,016	1,842	1,729
Other(1)	345	335	296	n/a	n/a	n/a	n/a	n/a	n/a

Total	7,716	7,240	6,548	4,824	4,841	4,578	1,528	1,426	1,366

(1)	Principally non-freight revenues derived from third parties.
(2)	Total Freight Revenue per Carload is calculated by subtracting Other revenues from Total revenues and dividing the result by the Total carloads.

11

The following describes the various commodity groups transported by CN:

4.2.1	Petroleum and chemicals

The petroleum and chemicals commodity group includes a wide range of commodities, which can be divided into the following categories: chemicals, representing 40% of the commodity group’s revenues in 2006, and plastics, sulfur, petroleum and natural gas products, representing 60% of the group’s revenues for the year.

Although offshore markets have been growing strongly, the primary markets are still within North America, and the performance is closely correlated with the North American economy. The consolidation and rationalization of industrial production facilities have resulted in increased rail-based business opportunities in both the Canadian and U.S. markets.

This group of commodities is a strong originator of traffic. CN has access to northern Alberta, a major center for natural gas, feedstock and world scale petrochemicals and plastics complex derivatives.

The Company also enjoys access to the Louisiana petrochemical corridor between New Orleans and Baton Rouge and a large number of eastern Canadian regional plants. CN provides a highly efficient route to the large consuming areas in the Midwest and Northeast of the United States.

4.2.2	Metals and minerals

The metals and minerals commodity group comprises metals, representing 55% of the commodity group’s revenues in 2006, equipment and parts, and construction materials, representing 25%, and iron ore, representing 20% of the group’s revenues for the year. CN’s unique rail access to major mines, ports and smelters makes it a leader in the transportation of copper, lead, zinc concentrates, iron ore, refined metals and aluminum. Copper and zinc commodities, such as ores, concentrates and anodes are produced in northern Québec, Ontario and Manitoba. The commodities are shipped to refineries for further processing and then shipped to manufacturers of finished goods.

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

World energy consumption and Canada’s stable political environment have combined to drive unprecedented investment and development activity in the oil sands of northern Alberta, providing CN with significant opportunities in the metals, machinery, dimensional loads, and construction materials segments.

4.2.3	Forest products

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

The forest products commodity group consists of four major commodity segments: lumber accounted for 34% of the commodity group’s revenues in 2006, fibers 31%, paper 22%, and panels 13% of the group’s revenues for the year.

The key drivers for newsprint are advertising lineage and overall economic conditions, primarily in the United States. For fibers (mainly woodpulp), the consumption of paper worldwide is the key driver. Housing starts and renovation activities in the United States are the key drivers for the lumber and panels traffic.

The ability to provide consistent, reliable service gives railroads the opportunity to convert traffic from truck to rail. Demand for forest products tends to be cyclical and this commodity group may be impacted by the recent slowdown in home construction in North America. Nevertheless, CN believes that its geographical advantages and product diversity tend to reduce the impact of market fluctuations. CN’s scheduled service offering and guaranteed car order program have also been significant contributors to growing CN’s share of this traffic.

4.2.4	Coal

Of the coal traffic moved by CN in 2006, 49% originated in Canada and 51% in the United States, with coal providing 86% of the commodity group’s revenues for the year and petroleum coke 14%.

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

The coal business also includes Canadian metallurgical coal, which is generally exported to steel makers in Japan and other Asian markets from three coal terminals in British Columbia. The global market for metallurgical coal, driven primarily by Asian demand, has facilitated the opening of four mines along the CN network in late 2004. The improvement in this market is expected to continue as strong Asian demand for metallurgical coal is driving increased Canadian production.

4.2.5	Grain and fertilizers

This commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. Of the grain traffic moved by CN in 2006, 61% originated in Canada, almost all in the west, and 39% in the United States.

The grain segment, which represents 82% of the commodity group’s 2006 revenues, consists of three primary commodities: food grains, mainly wheat, representing 34% of the grain segment’s revenues in 2006; oilseeds and oilseed products (primarily canola seed, oil and meal) 33%; and feed grains (including feed barley, feed wheat and corn), 33% of the group’s revenues for the year.

The vast majority of the grain produced in western Canada is exported. Production of grain in Canada varies considerably from year to year, affected primarily by weather conditions. Grain exports are volatile, reflecting the size and quality of the crop produced, international market conditions and foreign government policy. The majority of the Western Canadian grain moved by CN is exported via the ports of Vancouver, Prince Rupert, B.C., and Thunder Bay, Ontario. Certain of these rail movements are subject to government regulation and to a “revenue cap”, which effectively establishes a maximum revenue entitlement that railways can earn.

In the U.S., the CN rail system is well positioned in the heart of the grain-producing territory. Two of the states to which CN has direct access, Illinois and Iowa, have had historically the largest annual production of corn and soybeans. This allows CN to serve large grain processors in Illinois, Iowa, Tennessee, and Mississippi. Other domestic grain movements are to the poultry feeder markets in the southeastern United States, which rely on corn for feed. Exports of grain and grain products represent another market for CN due to its access to major export facilities on the Mississippi River and the Gulf of Mexico.

Some of the world’s largest grain companies have processing plants located on the CN system. As a result, much of the grain traffic in which CN participates involves the movement of grain products that are produced and then shipped to other receiver markets. Soybean meal, corn gluten feed, vegetable oils, corn syrups and starches are some of the products moved by CN.

Fertilizers and potash represent 18% of this commodity group’s 2006 revenues. CN is a significant player in the Canadian rail market for nitrogen-based fertilizers, with production centered primarily in western Canada. CN serves or has access to all major potash mines in Saskatchewan, the center for western Canadian production. CN also serves a major production facility on Canada’s east coast. Virtually all Canadian potash moves by rail to markets in the U.S. or overseas. In the United States, CN serves producers of various types of fertilizers, including nitrogen solutions, ammonium nitrate, urea and phosphate fertilizers. U.S. and Canadian fertilizer production is heavily impacted by the price of natural gas that is a main raw material for most fertilizer production. When gas prices are high, many of the local producers reduce production. At the same time, imports can become more competitive and CN is positioned to handle this business through access to Gulf ports in Louisiana.

4.2.6	Intermodal

This commodity group is comprised of the following two segments:

Domestic, which represented 48% of the commodity group’s revenues in 2006, includes domestic Canada, transborder, Mexico and domestic U.S. traffic. Domestic provides intermodal services through a number of channels in which services are retailed directly to beneficial owners of freight, and wholesaled to motor carriers, intermodal marketing companies, third-party logistics companies and other transportation intermediaries. The Domestic segment is driven by consumer markets, with market growth generally expected to be tied to the economy. The service is market-driven and very competitive with the trucking industry. The segment’s focus is to define its services as truck competitive and cost-effective.

International, which represented 52% of the commodity group’s revenues in 2006, transports import/export container business on behalf of ocean carrier companies. Within Canada, CN ships from/to the ports of Vancouver, Montreal, St. John and Halifax. In the United States, CN ships from/to the ports of New Orleans and Gulfport and via rail connections at Chicago and Detroit to both the U.S. East and West Coast ports. Key growth markets for the international segment have been between the ports of Vancouver and Montreal and locations in the Midwest. Connections with other Class I railways in Chicago have further extended the reach of CN’s international business into the U.S. Southeast. The international segment is driven mainly by North American economic conditions and shifting trade patterns between countries.

CN continues to reap the benefits of its IMX program to smooth traffic flows, increase speed and reliability, and improve asset utilization and margins. IMX applies the discipline and precision of scheduled railroading to intermodal transportation. With IMX, shippers are required to make reservations for spots on trains, while day-of-the-week pricing encourages the traffic to shift to off-peak days. This, in combination with required gate reservations at CN’s largest terminals, enables CN to align traffic with equipment and gate capacity and to improve speed and asset utilization. As a result of IMX, CN is seeing improvements in profit margins and CN’s customers are benefiting from improvements in speed and service reliability.

4.2.7	Automotive

CN is a leading carrier of automotive products originating in southern Ontario, Michigan and Mississippi and moves finished vehicles and parts within Canada and the United States and in both directions across the border. The principal commodities within the automotive unit are finished vehicles, with 85% of the commodity group’s revenues in 2006, and automotive parts, with the remaining 15%.

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

4.3	LABOR

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

As of December 31, 2006, CN employed a total of 15,232 employees in Canada and 6,579 employees in the United States.

For a discussion of CN’s labor negotiations, see section 4.7.3.

4.4	SOCIAL POLICIES

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

4.5	REGULATION

The Company’s rail operations in Canada are subject to (i) regulation as to rate setting, level of service, and network rationalization by the Canadian Transportation Agency (the “Agency”) under the Canada Transportation Act (Canada) (the “CTA”), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the Surface Transportation Board (the “STB”) and (ii) safety regulation by the Federal Railroad Administration (the “FRA”). As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate and service issues.

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

With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration (“TSA”), which is part of the U.S. Department of Homeland Security and the Pipeline and Hazardous Materials Safety Administration (“PHMSA”), which, like the FRA, is part of the U.S. Department of Transportation.

4.5.1	Canadian Regulation

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

The CTA permits confidential contracts. Furthermore, railroads are subject to common carrier obligations for their services and, in case of breach, shippers may seek redress from the Agency. These shipper protections, except for final offer arbitration, are, however, subject to the requirement for the applicant to demonstrate that the shipper would suffer “substantial commercial harm” if the Agency were not to intervene.

When a railroad operator wants to sell or abandon lines, the CTA encourages their sale to short-line operators and provides the framework for line abandonment. The railroads are required to publish a three-year plan for sales and abandonments. For abandonment, the line must be advertised as being for sale to the public and, if no interest is shown, must be offered specifically for sale to applicable federal, provincial and municipal governments. The entire process is intended to take at most 18 months. Legislation currently in force in the provinces of British Columbia and Saskatchewan requires a corporation’s successor by merger or purchase of assets to assume the predecessor’s labor arrangements. These “successor rights” therefore limit the Company’s ability to dispose of routes to intraprovincial short-line operators in such provinces. The Company has considered provincial successor rights legislation in identifying routes for rationalization.

The Company’s operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labor regulations, which are in many respects similar when comparing Canadian and U.S. regulations.

Periodically, a comprehensive review is made by the federal government of the effectiveness of the CTA and other statutes related to transportation. See section 4.7.3 for a further discussion of the last CTA review.

4.5.2	U.S. Regulation

The STB has jurisdiction over, amongst other things, service levels, carrier practices, car compensation, and limited jurisdiction over carrier rates. It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, extension, or abandonment of rail lines, railroad consolidations, and labor protection provisions in connection with the foregoing. The STB’s jurisdiction in these areas of rail transportation, including intrastate rail transportation, is exclusive, pre-empting other remedies under federal and state law.

The FRA has jurisdiction over railroad safety and equipment standards, and most rail safety regulation is handled at the federal level. In contrast, however, to the exclusive role of the STB over railroad economic regulation, state and local regulatory agencies have jurisdiction over certain local safety and operating matters and these agencies are becoming more aggressive in their exercise of jurisdiction. State legislatures have also recently enacted new laws in this regard that are intended to regulate railroads more extensively.

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

Following an extended review, in June 2001, the STB issued new regulations governing mergers between Class I Railroads. CN had recommended higher public interest standards for mergers and the new regulations effectively raised the bar for the quality of customer service in all future major railroad mergers. The STB also agreed with CN that foreign-headquartered railroads would be treated the same as U.S.-based railroads under its merger rules.

See section 4.7.3 for a further discussion of government regulation with respect, in particular, to Canada-U.S. Customs and U.S. Homeland Security.

4.6	ENVIRONMENTAL MATTERS

4.6.1	Regulatory compliance

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

See Note 18 – Major commitments and contingencies, to the Company’s Financial Statements, for a further discussion of Environmental Matters as well as the section entitled Environmental Claims, on pages 25 and 26 of the MD&A. The Company’s Financial Statements and MD&A are available on SEDAR at www.sedar.com.

4.6.2	Environmental Policy

CN is committed to conducting its operations and activities in a manner that protects the natural environment. CN considers protecting the environment a fundamental corporate social responsibility governing its activities. Consequently, CN has implemented comprehensive environmental management programs.

CN makes the following commitments and expects its employees to act accordingly:

1.	To integrate environmentally responsible actions throughout all significant aspects of CN’s activities.
2.	To respect the applicable laws and regulations and adopt the required standards, procedures, contingency measures and management systems in order to ensure CN operations are managed safely, ecologically and in a sustainable way.
3.	To take necessary measures in order to prevent pollution, to conserve and use rationally the natural resources required for CN operations and implement relevant emergency response plans and procedures.
4.	To communicate to management, employees and contractors CN’s commitment to improving health, safety and the environment and to providing training adapted to their needs.
5.	To systematically evaluate CN’s environmental performance through appropriate audits and report progress.

4.7	LEGAL MATTERS

4.7.1	Legal Proceedings

As of February 12, 2007, the only legal proceedings, to which CN was a party, involving claims for damages in excess of 10% of its current assets, are described below. It is not currently expected, however, that such litigation proceedings will have a material adverse effect on the consolidated financial position or results of operations of CN. The Company will regularly assess its position as events progress.

“In re African-American Slave Descendants Litigation”

This matter is a slavery reparations case. The plaintiffs, a proposed class representing descendants of slaves, brought this action seeking payment for work performed by slaves between 1607 and 1865. The defendants include numerous major corporations, among them CN, Norfolk Southern Corp., Union Pacific Corporation, CSX Corporation, Fleet Boston Financial Corp., Aetna Inc., Brown and Williamson Tobacco, Lehman Bros. Inc., Ligget Group Inc., New York Life Insurance Company, R.J. Reynolds Tobacco Company, Society of Lloyds, Loews Inc. and JP Morgan Chase & Co. The amount claimed would be in the trillions of dollars, some part of which would be claimed from IC, a subsidiary of CN. The Company is contesting these proceedings.

CN was first named as a defendant in slavery reparations litigation in a complaint filed on September 4, 2002 in Louisiana.

The Louisiana complaint was consolidated in multi-district litigation proceedings in Chicago in the U.S. District Court for the Northern District of Illinois in Chicago, Illinois. Plaintiffs also filed cases in California, Texas, Illinois, New Jersey and New York. CN is named as a defendant in the Louisiana and California actions.

In 2005, the United States District Court dismissed the proceedings with prejudice, ruling that only the legislative or executive branches of government could decide reparations issues. The U.S. Court of Appeals for the Seventh Circuit modified that dismissal for most of the plaintiffs to a dismissal without prejudice, due to their lack of standing to bring a claim in federal court. For those plaintiffs suing as the legal representatives of the estates of slaves, their claims were dismissed with prejudice due to the expiration of the statute of limitations. The claims of plaintiffs who alleged violations of state consumer fraud or consumer protection statutes were remanded to the District Court for further proceedings.

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

Paul Band Litigation

On February 6, 2006, the Paul Indian Band filed a lawsuit in the Court of Queen’s Bench of Alberta against CN and the Alberta and Canadian governments. The various claims in the lawsuit, totaling $775 million in the aggregate, are for alleged damages and economic losses suffered as a result of an oil spill from railcars into Wabamun Lake, Alberta, bordering the Paul Band reserve lands, following the derailment of a CN train on August 3, 2005. The plaintiffs are seeking specific damages of $500 million against CN, including $50 million in punitive damages, with the balance sought from the federal and Alberta governments.

To date, none of the allegations contained in the claim have been proven in court.

Calvin Shaun Davey Class Action Lawsuit

On February 17, 2006 Calvin Shaun Davey filed a statement of claim, in the Court of Queen’s Bench of Alberta, on behalf of himself and persons (other than the Paul Indian Band) who owned lands and premises within a five-kilometer radius of the shores of Wabamun Lake, Alberta at the time of the spill described above. The claim seeks $750 million in general damages and $200 million in punitive damages.

On September 26, 2006, the Alberta Court of Queen’s Bench granted leave to discontinue the action without prejudice following an unopposed application by the Company.

See pages 24 and 25 of the MD&A for a general discussion of legal claims.

4.7.2	Aboriginal Claims

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

4.7.3	Risk Factors

It is not reasonably possible to itemize all of the factors and specific events that could affect the Company and the railroad industry as a whole. The following factors (in addition to other possible factors not listed) could affect the Company’s actual results. In addition, these factors could cause such results to differ materially from those projected, forecasted, estimated, budgeted or otherwise expressed in forward-looking statements made by or on behalf of the Company. See section 11.2 for a further discussion of risks associated with forward-looking statements.

Competition

The Company faces significant competition from a variety of carriers, including CPR which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company; long distance trucking companies; and in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

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

The ultimate cost of known contaminated sites cannot be definitively established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal Injury and Other Claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2006, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor Negotiations

Canadian Workforce

As at December 31, 2006, CN employed a total of 15,232 employees in Canada, of which 12,183 were unionized employees.

As of February 2007, the Company had in place labor agreements covering its entire Canadian unionized workforce. In September 2006, the Company began bargaining with the two unions whose agreements were to expire on December 31, 2006; namely the United Transportation Union (UTU), which represents conductors and yard coordinators, and the National Automobile Aerospace Transportation and General Workers Union of Canada (Canadian Auto Workers or CAW), which represents clerical and intermodal employees in one bargaining unit, shopcraft employees in a separate bargaining unit, as well as owner-operator truck drivers in a third bargaining unit. On January 14, 2007, the Company and the CAW reached tentative agreements covering all three bargaining units. The CAW completed its ratification process on January 29, 2007, and as a result, the collective agreements have been renewed for a four-year period ending December 31, 2010.

With respect to the UTU negotiations, on November 20, 2006, the Minister of Labour (Canada) appointed two conciliation officers to assist with negotiations pursuant to a request from the UTU, which CN had opposed as being premature. Following a conciliation process and the completion of required legislated processes, the Union claimed it was in a legal strike position, and the Company would have been legally permitted to lockout the members of the UTU bargaining unit or promulgate work rule changes unilaterally on February 9, 2007. On February 6, 2007, the UTU served a 72-hour advance strike notice to the Company and they commenced work stoppage on February 10, 2007. The Company is seeking to have the UTU work stoppage declared illegal. The UTU had also advised the Company that because the UTU-represented employees of the former BC Rail were legally members of its CN bargaining unit, it intended to bargain terms and conditions for those employees in conciliation along with its demands covering all its other members at CN. The Company intends to maintain its operations notwithstanding the work stoppage by the UTU-represented employees. Although there can be no assurance to such effect, the Company remains optimistic that a resolution can be reached quickly and that its operations will return to normal with minimal adverse effects on the Company’s financial position or results of operations. The Company also has an agreement with the UTU for its Northern Quebec line, which is set to expire on December 15, 2007.

Following the acquisition of BC Rail, the Company reached implementing agreements in December 2004 for former BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements. In March 2005, under Section 18 of the Canada Labour Code, the Company had filed a request with the Canada Industrial Relations Board (CIRB) to amend the current bargaining agent certificates at BC Rail to correspond with those agents representing the same employee groups at CN. On March 9, 2006, the CIRB issued its final decision and granted the Company’s request to integrate the former BC Rail employees into CN’s bargaining unit structures. Subsequently, the CAW union requested that the CIRB reconsider its decision. On April 20, 2006, the CIRB rejected the CAW’s application and advised that its decision was final.

In 2007, CN will begin bargaining with two other national unions whose agreements expire December 31, 2007. These agreements will remain in effect until bargaining and legal processes have been concluded.

There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. Workforce

As at December 31, 2006, CN employed a total of 6,579 employees in the United States, of which 5,732 were unionized employees.

As of February 2007, the Company had in place agreements with bargaining units representing the entire unionized workforce at GTW; Duluth, Winnipeg and Pacific (DWP); ICRR; CCP Holdings, Inc. (CCP); DMIR; BLE; and PCD; and 98% of the unionized workforce at WC. Agreements in place have various moratorium provisions, ranging from 2004 to 2011, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

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

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply. On July 19, 2006, one of the unions representing 250 GTW employees took a one-day strike action during the mediation process. However, a U.S. District Court subsequently determined that the strike action was improper and enjoined employees from further action. The employees returned to work and the Company continues to be in mediation with that union. There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to (i) regulation as to rate setting, level of service and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the Surface Transportation Board (STB) and (ii) safety regulation by the Federal Railroad Administration (FRA). As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate and service issues. In particular, the STB completed a proceeding on January 26, 2007 in which it reviewed the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service. Following its review, the STB directed carriers to change that practice and adjust their fuel surcharge programs within 90 days on a basis more closely related to the amount of fuel consumed on individual movements. The Company is evaluating the impact of the STB’s decision. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. While recent Congressional legislation and Coast Guard rulemakings have not adversely affected CN’s ownership of these vessels, no assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations or its competitive and financial position.

With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. In the U.S., rail safety regulation is the responsibility of the FRA, which administers the Federal Rail Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation.

The federal government carries out a review of Canadian transportation legislation periodically. The latest review resulted in a report to the Minister of Transport, released to the public on July 18, 2001, which contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released the policy document Straight Ahead - A Vision for Transportation in Canada. On March 24, 2005, the Minister of Transport tabled Bill C-44 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-44 was terminated when Parliament was dissolved on November 29, 2005 and has since been replaced by two separate pieces of legislation: Bill C-3 entitled International Bridges and Tunnels Act, tabled on April 24, 2006 and Bill C-11 entitled Transportation Amendment Act, tabled on May 4, 2006, relating to passenger service providers, noise, mergers and other issues. Also, the federal government is currently engaged in a consultative process relating to shipper-railway relationships. On December 14, 2006, the federal government announced a full review of the Railway Safety Act. Members of the panel to conduct the review are expected to be appointed in early 2007 and are expected to submit their report in the fall of 2007. No assurance can be given that any future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's financial position or results of operations.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry, and additional legislation was introduced in 2006. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities. These also include participation in CBP’s Customs-

Trade Partnernship Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic. Recently, the U.S. Department of Agriculture (USDA) issued a proposed interim rule, which would remove the current exemption from inspection for imported fruits and vegetables grown in Canada and the exemptions for all transport modes from the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada. The rule was originally scheduled to take effect on November 24, 2006, but the USDA deferred implementation for surface modes until March 1, 2007.

The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. In addition to recommended security action items for the rail transportation of toxic inhalation hazard (TIH) materials jointly announced by the TSA and the FRA on June 23, 2006 and November 21, 2006, the TSA and the PHMSA also separately issued, on December 21, 2006, related notices of proposed rulemakings. Among other things, the TSA’s regulations would require rail carriers operating within the U.S. to provide upon request, within one hour, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials, and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers. The PHMSA’s regulations would require carriers to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

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

As part of the Security and Prosperity Partnership entered into in 2005 by the Presidents of the United States and Mexico and the Prime Minister of Canada, as a trilateral effort to increase security and enhance prosperity among Canada, the U.S. and Mexico, a North American Competitiveness Council has been created. The Council is intended to engage the private sector as partners with the governments of the three countries in finding solutions to

North American trade and security issues in the context of the Security and Prosperity Partnership. The Prime Minister has designated the Company’s President & Chief Executive Officer as a member of the Council, and CN will be active in the Council’s activities.

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

Overall return in the capital markets, and the level of interest rates, affect the funded status of the Company's pension plans as well as the Company's results of operations. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations. The funding requirements, as well as the impact on the results of operations, will be determined following the completion of future actuarial valuations.

Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $11 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Should a significant economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company may be adversely affected.

In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. In recent years, severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

ITEM 5	DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.0975 per share, starting with the first quarter of 2004, was increased to $0.125 per share, starting with the first quarter of 2005; the quarterly dividend was next increased to $0.1625 per share, starting with the first quarter of 2006 and to $0.21 per share, starting with the first quarter of 2007. There can be no assurance as to the amount or timing of such dividends in the future.

ITEM 6	DESCRIPTION OF CAPITAL STRUCTURE

6.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of CN consists of an unlimited number of common shares, an unlimited number of Class A Preferred Shares issuable in series and an unlimited number of Class B Preferred Shares issuable in series, all without par value. As at February 12, 2007, the issued and outstanding share capital consisted of 511,456,177 common shares.

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

There are neither any Class A Preferred Shares nor any Class B Preferred Shares currently issued and outstanding.

6.2	SHARE OWNERSHIP CONSTRAINTS

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

6.3	RATINGS OF DEBT SECURITIES

Various classes of CN’s outstanding securities have been rated by several rating organizations as described in detail below, as at February 12, 2007.

	Dominion Bond Rating Service	Moody’s Investors Service	Standard & Poor’s
Long-Term Debt	A (low)	A3	A-
Commercial Paper	R-1 (low)	Not rated	A-2

The above-noted ratings are given the following credit characteristics by the various rating agencies:

Dominion Bond Rating Service Limited (“DBRS”)

•	Long-term debt rated A is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than AA rated securities. While “A” is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities. This rating falls within the third highest of DBRS’s ten long-term debt rating categories which range from “AAA” to “D”. Reference to “low” denotes a standing in the lower end of a rating category.

•	Commercial paper rated R-1 (low) is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt, and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry. This rating falls within the third highest of DBRS’s ten short-term debt rating categories which range from “R-1 (high)” to “D”.

Moody’s Investors Service (“Moody’s”)

•	Long-term debt obligations rated A are considered upper-medium grade and are subject to low credit risk. This rating falls within the third highest of Moody’s nine generic long-term obligation rating categories which range from “Aaa” to “C”. The modifier “3” indicates a ranking in the lower end of that generic rating category.

Standard & Poor’s (“S&P”)

•	Long-term debt obligations rated A are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. The obligor’s capacity to meet its financial commitment on the obligations is, however, still strong. This rating falls within the third highest of S&P’s ten major long-term credit rating categories which range from “AAA” to “D”. The minus (-) sign indicates a standing in the lower end within a major category.

•	Commercial paper rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory. This rating falls within the second highest in S&P’s six short-term credit rating categories which range form “A-1” to “D”.

The ratings of CN’s securities described above should not be construed as a recommendation to buy, sell, or hold CN securities. Ratings may be revised or withdrawn at any time by the rating agencies.

ITEM 7	TRANSFER AGENT AND REGISTRAR

In Canada, the transfer agent and registrar for each class of CN’s publicly issued securities is Computershare Trust of Canada and, in the United States, the co-transfer agent and co-registrar is Computershare Trust Company of New York, both of which maintain registers of transfers for those securities at the locations specified below:

Computershare Trust Company of Canada
100 University Ave.
Toronto, Ontario M5J 2Y1
Toll Free Tel: 1-800-564-6253
Toll Free Fax: 1-888-453-0330
Email: service@computershare.com
Web: www.computershare.com

Co-transfer agent and co-registrar

Computershare Trust Company of New York
17 State Street
28th Floor
New York, NY 10004
Telephone: (212) 805-7000 or 1-800-245-7630

ITEM 8	MARKET FOR SECURITIES

8.1	TRADING PRICE AND VOLUME

CN’s common shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the common shares on the TSX for each month of 2006.

MONTH	HIGH	LOW	VOLUME
January	$52.98	$45.00	33,375,738
February	$54.75	$50.85	23,200,413
March	$55.95	$51.83	28,435,763
April	$55.40	$49.81	20,516,224
May	$53.18	$47.67	26,681,960
June	$50.10	$45.55	30,171,740
July	$50.63	$44.84	26,222,118
August	$48.59	$44.43	36,274,529
September	$47.75	$45.01	26,652,202
October	$54.15	$45.96	29,952,807
November	$55.12	$52.35	25,638,575
December	$54.75	$49.42	22,769,098

8.2	PRIOR SALES

On May 9, 2006 CN filed a shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), providing for the issuance by CN of up to U.S.$1.5 billion of debt securities in Canadian and U.S. markets over the following two years. CN will use the net proceeds from the sale of debt securities under the shelf prospectus and registration statement for general corporate purposes, including the redemption and refinancing of outstanding debt, share repurchases, acquisitions, and other business opportunities.

On May 31, 2006 CN closed a U.S.$700 million debt offering composed of U.S.$250 million Notes and U.S.$450 million Debentures, which is detailed below.

The following summarizes the details of that public offering:

Security	Notes	Debentures
Size of offering:	U.S.$250,000,000	U.S.$450,000,000
Maturity Date:	June 1, 2016	June 1, 2036
Coupon Rates:	5.80%	6.20%
Net Proceeds of issue:	U.S.$247,587,500	U.S.$444,541,500
Public offering price:	99.685% per note	99.662% per debenture
Application of proceeds:	Reduce accounts receivable securitization program and repay a portion of outstanding commercial paper.

In the ordinary course of business, the Company also issued commercial paper with maturities of less than 12 months. There was no commercial paper outstanding as at December 31, 2006.

ITEM 9	DIRECTORS AND EXECUTIVE OFFICERS

9.1	DIRECTORS

The Directors are elected by the Shareholders at the Annual General Meeting, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election. The following table lists the Directors of the Company as of the date hereof:

Name and Province or State of	Date of First Election to Board	Principal Occupation within the
Residence		Preceding Five Years

Michael R. Armellino, CFA	May 7, 1996	Retired Partner, The Goldman Sachs
New Jersey, U.S.A.		Group, LP.

A. Charles Baillie, O.C., LL.D.	April 15, 2003	Retired. Chairman, The Toronto-
Ontario, Canada		Dominion Bank; Chief Executive
Officer, The Toronto-Dominion Bank.

Hugh J. Bolton, F.C.A.	April 15, 2003	Chairman, Epcor Utilities Inc.
Alberta, Canada		(energy and energy-related services provider).

Purdy Crawford, O.C., Q.C., LL.D.,	April 25, 1995	Counsel, Osler Hoskin & Harcourt LLP
Ontario, Canada		(law firm).

J. V. Raymond Cyr, O.C., LL.D.	March 29, 1995	Chairman, PolyValor Inc.
Québec, Canada		(University research valorization fund).

Name and Province or State of	Date of First Election to Board	Principal Occupation within
Residence		the Preceding Five Years

Ambassador Gordon D. Giffin	May 1, 2001	Senior Partner, McKenna Long & Aldridge
Georgia, U.S.A.		(law firm).

James K. Gray, O.C., A.O.E., LL. D., Alberta, Canada	July 4, 1996	Corporate Director and Former Chairman and Chief Executive Officer, Canadian Hunter Exploration Ltd. (natural gas company).

E. Hunter Harrison	December 7, 1999	President and Chief Executive
Florida, U.S.A.		Officer, CN; Executive Vice-
President and Chief Operating Officer, CN.

Edith E. Holiday District of Columbia, U.S.A.	June 1, 2001	Corporate Director and Trustee, and former General Counsel, United States Treasury Department and Secretary of Cabinet, The White House.

V. Maureen Kemptson Darkes, O.C.,	March 29, 1995	Group Vice-President and
D. Comm. LL.D.		President Latin America, Africa
Florida, U.S.A.		and Middle East, General Motors
Corporation (automotive manufacturer).

Robert H. Lee, C.M., O.B.C., LL.D.	April 21, 2006	Chairman, Prospero Group of
British Columbia, Canada		Companies (real estate,
investment, finance, agency and
management group of companies).

Denis Losier, LL.D.	October 25, 1994	President and Chief Executive
New Brunswick		Officer, Assumption Life (life insurance company).

The Hon. Edward C. Lumley, P.C., LL.D.,	July 4, 1996	Vice-Chair, BMO Capital Markets
Ontario, Canada		(investment bank).

David G.A. McLean, O.B.C., LL.D.,	August 31, 1994	Chair and Chief Executive
British Columbia, Canada		Officer, The McLean Group (real
estate investment, film and
television facilities, communications
and helicopter charters).

Robert Pace	October 25, 1994	President and Chief Executive
Nova Scotia, Canada		Officer, The Pace Group (private
holding company).

31

Committee Membership

The membership of each Board committee is composed of the following Directors:

Audit Committee

Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Purdy Crawford, Robert H. Lee, Denis Losier, Robert Pace (chair).

Corporate Governance and Nominating Committee

A. Charles, Baillie, Hugh J. Bolton, Purdy Crawford, James K. Gray, Edith E. Holiday, David G. A. McLean (chair), Robert Pace.

Environment, Safety and Security Committee

J.V. Raymond Cyr (chair), Ambassador Gordon D. Giffin, James K. Gray, Edith E. Holiday, V. Maureen Kempston Darkes, The Hon. Edward C. Lumley, David G. A. McLean.

Finance Committee

Michael R. Armellino, J.V. Raymond Cyr, Ambassador Gordon D. Giffin, V. Maureen Kempston Darkes, Robert H. Lee, Denis Losier (chair), The Hon. Edward C. Lumley.

Human Resources and Compensation Committee

A. Charles Baillie, Hugh J. Bolton, Purdy Crawford (chair), Ambassador Gordon D. Giffin, James K. Gray, Edith E. Holiday, The Hon. Edward C. Lumley, David G. A. McLean, Robert Pace.

Investment Committee of CN’s Pension Trust Funds

Michael R. Armellino, Purdy Crawford, J.V. Raymond Cyr, James K. Gray, Edith E. Holiday, V. Maureen Kempston Darkes, Robert H. Lee, Denis Losier, The Hon. Edward C. Lumley (chair), David G. A. McLean, Robert Pace.

Strategic Planning Committee

Michael R. Armellino (chair), A. Charles Baillie, Hugh J. Bolton, Purdy Crawford, J.V. Raymond Cyr, Ambassador Gordon D. Giffin, James K. Gray, E. Hunter Harrison, Edith E. Holiday, V. Maureen Kempston Darkes, Robert H. Lee, Denis Losier, The Hon. Edward C. Lumley, David G. A. McLean, Robert Pace.

9.2	AUDIT COMMITTEE DISCLOSURE

Composition of the Audit Committee

The Audit Committee is composed of seven “independent” directors, namely, Robert Pace, chair of the Committee, Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Purdy Crawford, Robert H. Lee and Denis Losier.

Education and Relevant Experience of the Audit Committee Members

The board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the committee has been determined by the board to be financially literate, as such terms are defined under Canadian and United States securities laws and regulations and the New York Stock

Exchange Corporate Governance Standards. The board has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the board of directors of Maritime Broadcasting Systems Limited, High Liner Foods Incorporated and is board chair of Overland Realty Limited. Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 20 years of business experience.

Mr. Armellino is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including those of senior transportation analyst and Partner in Charge of Research. He is a Chartered Financial Analyst. Mr. Armellino holds an MBA in finance from the Stern School of Business (New York University), New York and has more than 25 years of experience as a securities analyst.

Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer of the bank in December 2002. Mr. Baillie is a director of Dana Corporation and director and member of the audit committee of Telus Corporation. He is also a director and chair of the audit committee of George Weston Limited. Mr. Baillie earned an MBA from Harvard Business School.

Mr. Bolton is the chair of the board of directors of EPCOR Utilities Inc. and the Lead Director of Matrikon Inc. Mr. Bolton is a director and chair of the audit committee of Teck Cominco Limited and of The Toronto-Dominion Bank. He is also a director and member of the audit committee of WestJet Airlines Ltd. From 1991 to 1997, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Alberta Institute of Chartered Accountants. He holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a member of four audit committees of public companies including CN. The Board has determined that such service in no way impaired Mr. Bolton’s ability to effectively serve on the Audit Committee of the Company.

Mr. Crawford is counsel, Osler, Hoskin & Harcourt LLP. Mr. Crawford also served as Chief Executive Officer of Imasco Limited from 1985 to 1995. Mr. Crawford is a member of the board of several public companies, both in Canada and the United States. Mr. Crawford is the chair of the audit committee of Foot Locker, Inc. Mr. Crawford holds an LL.B from Dalhousie Law School and an LL.M from Harvard Law School.

Mr. Lee is Chairman of the Prospero Group of Companies, which includes real estate, investment, finance, agency and management businesses. He is a director of Crown Life Insurance Company, Wall Financial Corporation, and he served for many years as a Trustee of Belmont Trust, which is associated with Fairmont Shipping Hong Kong Ltd. Mr. Lee holds a Bachelor of Commerce degree from the University of British Columbia.

Mr. Losier is President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994. He is a director of Corporate Communications Limited, Enbridge Gas New Brunswick Limited Partnership and NAV CANADA. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2006 and 2005, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees	2006(1) (CAD$)	2005(1) (CAD$)

Audit	$3,009,000	$2,097,000
Audit Related	930,000	843,000
Tax	479,000	579,000
Other	–	275,000

Total Fees	$4,418,000	$3,794,000

(1) Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the year ended December 31, 2006 that were required to be pre-approved.

A discussion of the nature of the services under each category is described below.

Audit fees

Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries, and for 2006 only, the first audit relating to the Company’s internal control over financial reporting.

Audit-related fees

Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

Tax fees

Consists of fees incurred for consultations on cross-border tax implications for employees and tax compliance.

Other fees

In 2005, the entire amounts were incurred for consultations with respect to the U.S. Sarbanes-Oxley Act of 2002, Section 404 “Report on Internal Controls.”

The mandate of the Audit Committee, attached as Schedule A to this AIF, provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s Audit Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee.

9.3	EXECUTIVE OFFICERS

As of the date hereof, the following are the senior executive officers of the Company:

Name and Province or	Position	Principal Occupation within
State of Residence		the Preceding Five Years

E. Hunter Harrison Florida, United States	President and Chief Executive Officer	President and Chief Executive Officer; Executive Vice-President and Chief Operating Officer.

Tullio Cedraschi Québec, Canada	President and Chief Executive Officer, CN Investment Division	President and Chief Executive Officer, CN Investment Division.

Keith E. Creel Ontario, Canada	Senior Vice-President, Eastern Region	Senior Vice-President, Eastern Region; Senior Vice-President of the Western Canada Region; Vice-President of the Prairie Division; General Manager – Michigan Zone, Midwest Division.

Les P. Dakens Ontario, Canada	Senior Vice-President, People	Senior Vice-President, People; Senior Vice-President, Corporate Services, CN; Vice-President, Human Resources and Administration, Heinz North America.

Sameh Fahmy Alberta, Canada	Senior Vice-President, Engineering, Mechanical and Supply Management	Senior Vice-President, Engineering, Mechanical and Supply Management; Vice-President, Engineering, Mechanical and Supply Management

Sean Finn Québec, Canada	Senior Vice-President, Public Affairs, Chief Legal Officer and Corporate Secretary	Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary; Chief Legal Officer and Corporate Secretary.

James M. Foote Illinois, United States	Executive Vice-President, Sales and Marketing	Executive Vice-President, Sales and Marketing.

Fred R. Grigsby Québec, Canada	Senior Vice-President and Chief Information Officer	Senior Vice-President and Chief Information Officer; Vice-President and Chief Information Officer.

Name and Province or	Position	Principal Occupation within
State of Residence		the Preceding Five Years

Stan Jablonski	Senior Vice-President,	Senior Vice-President, Sales; Vice-President,
Québec, Canada	Sales	Sales; Vice-President, Forest Products.

Peter C. Marshall	Senior Vice-President,	Senior-Vice-President, Western Region; Vice-
Alberta, Canada	Western Region	President, Gulf Division; Vice-President,
Midwest Division; Vice-President, Prairie Division.

Claude Mongeau	Executive Vice-President and	Executive Vice-President and Chief Financial
Québec, Canada	Chief Financial Officer	Officer.

Jean-Jacques Ruest	Senior Vice-President,	Senior Vice-President, Marketing;
Québec, Canada	Marketing	Vice-President, Marketing; Vice-President,
Industrial Products; Vice-President, Petroleum and Chemicals.

Gordon T. Trafton	Senior Vice-President,	Senior Vice-President, Southern Region, Vice
Illinois, United States	Southern Region	President, Midwest and Gulf Divisions; Vice-
President of the Midwest Division; Vice-
President of the Wisconsin Central Division.

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at February 12, 2007, the Directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 11.2 million common shares, representing approximately 2.2% of the outstanding common shares.

9.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s Directors and executive officers, none of such Directors or executive officers is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)	Mr. Baillie, a Director of the Company, is a director of Dana Corporation, which filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 3, 2006. Dana’s European, South American, Asian-Pacific, Canadian and Mexican subsidiaries are not included in the Chapter 11 filing;

(ii)	Mr. Crawford, a Director of the Company, was the Chairman of Allstream Inc. when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in September 2002. Allstream Inc., through a series of negotiations with bondholders and other creditors, successfully emerged from the CCAA proceedings and was restructured in April 2003, though Mr. Crawford is no longer a director of Allstream Inc.;

(iii)	Mr. Cyr, a Director of the Company, was a director of Air Canada when it voluntarily filed for protection under the CCAA in April 2003 and was a director of Cable Satisfaction International Inc. when it filed for protection under the CCAA in July 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004 and Cable Satisfaction International Inc.’s second amended and restated plan of arrangement and reorganization was approved by its creditors and sanctioned by the Quebec Superior Court in March 2004. Mr. Cyr is no longer a director of Air Canada and Cable Satisfaction International Inc.;

(iv)	Mr. Lumley, a Director of the Company, was a director of Air Canada when it voluntarily filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004, though Mr. Lumley is no longer a director of Air Canada; and

(v)	Mr. Claude Mongeau, the Executive Vice-President and Chief Financial Officer of the Company, was acting as a director of 360networks Corporation prior to the latter voluntarily filing for protection under the CCAA in June 2001. 360networks Corporation underwent restructuring in 2002 and sold its Canadian assets to Bell Canada in November 2004. Mr. Mongeau is no longer a director of 360networks Corporation.

ITEM 10	INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the 2006 annual consolidated financial statements and notes thereto prepared under U.S. generally accepted accounting principles. We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Code of Ethics of Chartered Accountants (Quebec).

ITEM 11	ADDITIONAL INFORMATION

11.1	ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and Management’s Discussion & Analysis for its most recently completed financial year. Additional information, including Directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular prepared in respect of its annual meeting of shareholders to be held on April 24, 2007 (the “Circular”). The Circular will become available on SEDAR at www.sedar.com on or about March 20, 2007.

11.2	FACTORS FOR FORWARD-LOOKING INFORMATION

Canadian and U.S. securities laws provide a “safe harbor” for “forward-looking statements” to encourage companies to provide prospective information, so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Except for historical information, certain statements contained in this annual information form and annual report filed with Canadian securities authorities and filed on Form 40-F with the U.S. Securities and Exchange Commission may be “forward-looking statements” within the meaning of such Canadian and U.S. securities laws. In addition, the Company and its representatives from time to time participate in speeches, meetings and calls with market analysts, conferences with investors and potential investors in the Company’s securities, and other meetings and conferences. Some of the information presented in such speeches, calls, meetings and conferences may be forward-looking within the meaning of such Canadian and U.S. securities laws. Implicit in these statements, particularly in respect of growth opportunities, is the assumption that the positive economic trends in North America and Asia will continue. This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

In order to take advantage of such “safe harbor” provisions, the Company identified the important factors set forth below that could affect the Company’s actual results and cause such results to differ materially from those projected, forecasted, estimated, budgeted or otherwise expressed by the Company in forward-looking statements made by or on behalf of the Company. Reference is made to section 4.7.3 for additional discussion of such factors.

(1)	Significant competition may lead to reduced volumes and revenues and narrower profit margins.

(2)	Significant environmental regulatory compliance and clean-up costs and unforeseen environmental liabilities and costs may adversely affect the Company’s liquidity.

(3)	The outcome of outstanding or pending legal actions as well as future claims cannot be predicted with certainty.

(4)	The outcome of current and future labor negotiations of certain of the Company’s labor agreements is uncertain.

(5)	New legislative, administrative or judicial actions that constrain market forces may have a material adverse effect on the Company’s competitive position and profitability.

(6)	A sustained increase in fuel prices or supply disruptions may have a negative impact on the Company’s earnings and cash flow.

(7)	Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations.

(8)	Substantial ongoing capital expenditures may require the Company to seek additional financing.

(9)	Changes in the exchange rate between the Canadian dollar and other currencies may adversely affect the Company’s results of operations.

(10)	Adverse economic conditions in the industries and geographic areas that produce and consume the freight the Company transports or the supplies it requires to operate may affect the Company’s results of operations.

(11)	International conflicts and potential terrorist actions may impact the Company’s results of operations.

(12)	Severe weather conditions, particularly in the winter months, may result in temporary halts or slowdown in train operations, which may lead to some revenue loss.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. The forward-looking statements in this AIF reflect CN’s expectations as of February 12, 2007 and are subject to change after this date. CN expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

1.	Membership and Quorum

	•	a minimum of five Directors appointed by the Board;

	•	only Independent (as determined by the Board) Directors may be appointed. A member of the Audit Committee may not, other than in his or her capacity as a Director or member of a Board committee and subject to the exceptions provided in Canadian and U.S. laws and regulations, accept directly or indirectly any fee from CN or any subsidiary of CN nor be an affiliated person of CN or any subsidiary of CN;

	•	each member must be “financially literate” (as determined by the Board);

	•	at least one member must be an “audit committee financial expert” (as determined by the Board);

	•	quorum of majority of members.

2.	Frequency and Timing of Meetings

	•	normally one day prior to CN board meetings;

	•	at least five times a year and as necessary;

	•	committee members meet before or after every meeting without the presence of management.

3.	Mandate

The responsibilities of the Audit Committee include the following:

A.	Overseeing financial reporting

	•	monitoring the quality and integrity of CN’s accounting and financial reporting process through discussions with management, the external auditors and the internal auditors;

	•	reviewing with management and the external auditors, the annual audited financial statements to be included in the annual report of CN, including CN’s MD&A disclosure and earnings press releases prior to their release, filing and distribution;

	•	reviewing with management and the external auditors, quarterly consolidated financial statements of CN and accompanying information, including CN’s MD&A disclosure and earnings press releases prior to their release, filing and distribution, and reviewing the level and type of financial information provided, from time to time, to financial markets;

	•	reviewing the financial information contained in the annual information form and other reports or documents, financial or otherwise, requiring Board approval;

	•	reviewing the procedures in place for the review of CN’s disclosure of financial information extracted or derived from CN’s financial statements and periodically assessing the adequacy of those procedures;

	•	reviewing with the external auditors and management, the quality, appropriateness and disclosure of CN’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

	•	reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

	•	reviewing the external auditors’ report on the consolidated financial statements of CN and on the financial statements of CN’s Pension Trust Funds;

	•	reviewing the external auditors’ quarterly review engagement report;

	•	reviewing the compliance of management certification of financial reports with applicable legislation;

	•	reviewing any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of CN and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

	•	reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

B.	Monitoring risk management and internal controls

	•	receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control;

	•	reviewing CN’s risk assessment and risk management policies, including CN’s insurance coverage (annually and as otherwise may be appropriate);

	•	assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements;

	•	reviewing CN’s delegation of financial authority;

	•	making recommendations with respect to the declaration of dividends;

	•	while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints received by CN regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

	•	requesting the performance of any specific audit as required.

C.	Monitoring internal auditors

	•	ensuring that the chief internal auditor reports directly to the Audit Committee;

	•	regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members;

	•	reviewing annually the internal audit plan;

	•	ensuring that the internal auditors are accountable to the Audit Committee and to the Board.

D.	Monitoring external auditors

	•	recommending to the Board and CN’s shareholders the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence;

	•	approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors to CN or any of its subsidiaries, in accordance with applicable laws and regulations;

	•	reviewing recommendations to shareholders on the continued engagement or replacement of external auditors, for CN and CN’s Pension Trust Funds;

	•	ensuring that the external auditors are accountable to the Audit Committee and to the Board;

	•	discussing with the external auditors the quality and not just the acceptability of CN’s accounting principles, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between CN and the external auditors (including a disagreement, if any, with management and any audit problems or difficulties and management’s response);

	•	reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

	•	reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

	•	reviewing hiring policies for employees or former employees of CN’s firm of external auditors;

	•	ensuring the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and U.S. Corporate Governance Standards.

E.	Evaluating the performance of the Audit Committee

	•	ensuring that processes are in place to annually evaluate the performance of the Audit Committee.

In addition to the above responsibilities, the Audit Committee may discharge the responsibilities of the Finance Committee if no meeting of the Finance Committee is scheduled to be held in the immediate future.

Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance and Nominating Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including CN, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in CN’s Information Circular that there is no such impairment.

As appropriate, the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board chair; the Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. The Board also provides appropriate funding for all administrative expenses necessary or appropriate to allow the Audit Committee to carry out its duties.

The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues, as appropriate. In addition, each must meet separately with the Audit Committee, without management, twice a year, and more frequently as required; the Audit Committee must also meet separately with management twice a year, and more frequently as required.

The Audit Committee shall report to the Board regularly on its deliberations and annually on the adequacy of its mandate.

Nothing contained in the above mandate is intended to assign to the Audit Committee the Board’s responsibility to ensure CN’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the Directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience and expertise, it is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors.

Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Company by the external auditors.

The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Company’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles or generally accepted auditing standards.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN NATIONAL RAILWAY COMPANY

By:	/s/ Sean Finn

	Name:	Sean Finn
	Title:	Senior Vice-President Public Affairs, Chief
Legal Officer and Corporate Secretary
	Date:	February 12, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2006*

99.2	Audited Consolidated Financial Statements for the year ended December 31, 2006*

99.3	Consent of KPMG LLP.

99.4	CEO Section 302 Certification.

99.5	CFO Section 302 Certification.

99.6	CEO and CFO Section 906 Certification.

____________
*Incorporated by reference to the Registrant’s Annual Report on Form 6-K dated February 14, 2007.