Form 40-F
period 2007-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2008-02-13
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY
(Exact name of registrant as specified in its charter)

Canada	4011	E.I. 980018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	935 de La Gauchetiere Street West Montreal, Quebec Canada H3B 2M9 (514) 399-7091
(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)

CT Corporation System 111 Eighth Avenue New York, N.Y. 10011 (212) 894-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common shares	Name of each exchange on which registered New York Stock Exchange Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Debentures and Notes (Debt Securities) of Registrant

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
At December 31, 2007, 485,189,172 common shares were issued and outstanding.

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
Yes  ☒   No  ☐

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Canadian National Railway Company’s President and Chief Executive Officer (the “CEO”) and its Executive Vice-President and Chief Financial Officer (the "CFO"), after evaluating the effectiveness of Canadian National Railway Company’s "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007 (the “Evaluation Date”), have concluded that as of the Evaluation Date, Canadian National Railway Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to Canadian National Railway Company and its consolidated subsidiaries (the “Registrant” or the “Company”) would be made known to them by others within those entities.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2007, there was no change in the Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP has served as the Company’s auditors since 1992. In 2007 and 2006, fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

Year ended December 31,	2007(1) (CAD$)	2006(1) (CAD$)
Audit fees	$3, 170,000	$3,009,000
Audit-related fees	1,371,000	930,000
Tax fees	603,000	479,000
Other fees	—	—
Total	$5,144,000	$4,418,000
(1)Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee of CN approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved 100% of the services performed by our independent auditors for audit-related and tax fees for the years ended December 31, 2007 and 2006 that were required to be pre-approved.

A discussion of the nature of the services provided under each category is provided below.

Audit fees

Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries, and the audit relating to the Company’s internal control over financial reporting.

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

Other fees

Nil.

OFF BALANCE SHEET ARRANGEMENTS

Accounts receivable securitization program

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust.  Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the retained interest as stipulated in the agreement.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold.  At December 31, 2007, the servicing asset and liability were not significant.  Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.

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

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use.  Under the agreement, the Company may change the level of receivables sold at any time. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

At December 31, 2007, the Company had sold receivables that resulted in proceeds of $588 million under the accounts receivable securitization program ($393 million at December 31, 2006), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2006).

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified.   In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 18 – Major commitments and contingencies, to the Company’s 2007 Annual Consolidated Financial Statements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company incurs contractual obligations.  The following table sets forth the Company’s contractual obligations in Canadian dollars for the following items as at December 31, 2007:

In millions	Total	2008	2009	2010	2011	2012	2013 & thereafter
Long-term debt obligations(a)	$4,512	$170	$299	$-	$517	$-	$3,526
Interest on long-term obligations	5,428	277	267	254	252	223	4,155
Capital lease obligations(b)	1,620	145	165	100	164	75	971
Operating lease obligations(c)	879	152	125	106	84	68	344
Purchase obligations(d)	952	492	156	108	52	36	108
Other long-term liabilities reflected on the balance sheet	950	73	60	51	44	41	681
Total obligations	$14,341	$1,309	$1,072	$619	$1,113	$443	$9,785

(a)
Presented net of unamortized discounts, of which $836 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,105 million which are included in “Capital lease obligations.”

(b)	Includes $1,105 million of minimum lease payments and $515 million of imputed interest at rates ranging from 3.0% to 7.9%.

(c)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more.  The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter.  The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

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

For 2008 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.  The Company is not aware of any trends, events or conditions or expected fluctuations in liquidity that would create any deficiencies.  See the Business risks section of the attached Management’s Discussion and Analysis for a discussion of assumptions and risk factors affecting such forward-looking statement.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s audit committee is composed of the following directors: Denis Losier (Chair), Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Robert H. Lee and Robert Pace.

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

CANADIAN NATIONAL
RAILWAY COMPANY

2007

ANNUAL INFORMATION FORM

February 11, 2008

TABLE OF CONTENTS

		Annual Information Form	Management's Discussion & Analysis Incorporated by Reference
Item 1	General Information	3
Item 2	Incorporation	3
2.1	Incorporation of the Issuer	3
2.2	Subsidiaries	4
Item 3	General Development of the Business	4
3.1	General Development of the Business During the Last Three Years	4
3.2	Anticipated Developments	10	1-3
Item 4	Description of the Business	11
4.1	Overview	11
4.2	Commodity Groups	11	5-9
4.3	Competitive Conditions	11	32-33
4.4	Labor	11	34-35
4.5	Social Policies	11
4.6	Regulation	12	35-37
4.7	Environmental Matters	14	27, 28, 33
4.8	Legal Matters	15
4.9	Risk Factors	16	32-37
Item 5	Dividends	16
Item 6	Description of Capital Structure	17
6.1	General Description of Capital Structure	17
6.2	Share Ownership Constraints	17
6.3	Ratings of Debt Securities	18
Item 7	Transfer Agent and Registrar	19
Item 8	Market for Securities	19
8.1	Trading Price and Volume	19
8.2	Prior Sales	20
Item 9	Directors and Executive Officers	20
9.1	Directors	20
9.2	Audit Committee Disclosure	22
9.3	Executive Officers	25
9.4	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	26
Item 10	Interest of Experts	27
Item 11	Additional Information	27

Schedule A	Charter of the Audit Committee	28

ITEM 1       GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (“AIF”), the information contained herein is given as of December 31, 2007.  All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (“U.S. GAAP”), unless otherwise indicated.

Certain statements contained in this AIF or incorporated by reference herein may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  All statements, other than statements of historical facts, included or incorporated by reference herein that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company, and other such matters, are forward-looking statements.  CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. The Company assumes that, although there is an increasing risk of recession in the U. S. economy, growth in North America and globally will continue to slow down in 2008, but that a recession will not take place. The Company cautions that this, as well as its other assumptions, may not materialize, and that its actual results or developments anticipated by the Company could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, risks and liabilities arising from derailments, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic, market or business conditions, the opportunities or lack thereof that may be presented to, or pursued by, the Company, inflation, currency fluctuations, changes in fuel prices, labor negotiations and disruptions, environmental claims, uncertainties of investigations or proceedings, or  other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to the discussion of these risk factors in CN’s 2007 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis, for a summary of major risks, which documents may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws.  In the event the Company does update any forward-looking statement, no inference should be made that it will make additional updates with respect to that statement, related matters, or any other forward looking statement.

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

2.2      Subsidiaries

CN’s principal subsidiaries as of December 31, 2007, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of Incorporation
Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Incorporated (“GTW”)	Delaware
Illinois Central Corporation (“IC”)	Delaware
Illinois Central Railroad Company (“ICRR”)	Illinois
Wisconsin Central Transportation Corporation (“WC”)	Delaware
Wisconsin Central Limited	Illinois

The financial statements of each of the above principal subsidiaries are consolidated within CN’s financial statements.

ITEM 3       GENERAL DEVELOPMENT OF THE BUSINESS

3.1      General Development of the Business During the Last Three Years

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

2007 Highlights

Acquisitions and Dispositions

In September 2007, CN entered into an agreement with the U.S. Steel Corporation (“U.S. Steel”) for the acquisition of the key operations of Elgin, Joliet and Eastern Railway Company (“EJ&E”) for approximately U.S.$300 million. The acquisition is expected to significantly improve the fluidity of CN’s rail operations in the Chicago region, rewarding customers with faster transit times and more reliable service. Under the terms of the agreement, U.S. Steel’s Transtar subsidiary retains railroad assets, equipment, and employees that support the Gary Works site in Northwest Indiana and the steelmaking operations of U.S. Steel. Transtar’s remaining operations will become the Gary Railway.  In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (“STB”) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. On November 26, 2007, the STB accepted the Company’s application to consider the acquisition as a minor transaction that would normally provide for a decision by mid-2008. The STB, however, is also requiring an Environmental Impact Statement (“EIS”) for the transaction, and it has indicated that its decision will not be issued until the EIS process is completed. The Company believes that the STB should be able to conclude its environmental review and issue a decision that would enable the transaction to close by late 2008. EJ&E, a Class II railroad, operates over 198 main line miles of track encircling the City of Chicago from Waukegan, Illinois, on the north, to Joliet, Illinois, on the west, to Gary, Indiana, on the southeast, and then to South Chicago. CN plans to invest approximately U.S.$100 million for integration, new connections, and infrastructure improvements to add capacity on the EJ&E line and allow network synergies to be realized over time. The acquisition, which will be financed with debt and cash-on-hand, is expected to be slightly accretive to CN’s diluted earnings per share in the first year following STB approval.

In November 2007, CN finalized an agreement with Homburg Invest Inc. to sell its Central Station Complex in Montreal for proceeds of $355 million before transaction costs. Under the agreement, CN has entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities.

In November 2007, Germany’s state-owned railway, Deutsche Bahn AG, acquired all of the shares of the English Welsh and Scottish Railway (“EWS”), a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel Tunnel, and in which the Company had a 32% ownership interest, accounted for using the equity method. The Company’s share of the cash proceeds was $114 million. Pursuant to the sale of the Company's investment in EWS, an additional amount of £18 million (Cdn$36 million) was placed in escrow and will be recognized when defined contingencies are resolved.

In December 2007, CN acquired the rail assets of the Athabasca Northern Railway (“ANY”) to preserve a critical rail link to the oil sands region of northern Alberta.  CN’s purchase and rail-line rehabilitation plan was premised on long-term traffic volume guarantees that the Company has negotiated with shippers Suncor Energy Inc., OPTI Canada Inc., and Nexen Inc.  CN paid $25 million for ANY and plans to invest $135 million in rail-line upgrades over the next three years to improve transit times and service consistency.  The 202-mile ANY connects with CN at Boyle, Alberta, located 101 miles north of Edmonton. CN’s plans for the line are designed to preserve market access to existing and potential receivers along the rail corridor and to accommodate any increased volumes that may move over the line in future to support oil sands development.

Strategic Initiatives and Capital Spending

In April 2007, CN set up CN WorldWide North America, a new operating entity to manage and expand the scope and scale of the Company’s existing non-rail capabilities, such as warehousing and distribution, customs services, truck brokerage and supply chain visibility tools across North America.

In June 2007, CN committed itself to the acquisition of 65 new fuel-efficient, high-horsepower locomotives scheduled for delivery over the following 2-year period. These are in addition to the 65 locomotives previously ordered for delivery in 2007. In addition to improved reliability, the new units are about 15 per cent more fuel efficient than the locomotives they will replace, and will comply fully with the latest regulatory requirements for reduced locomotive emissions. The new locomotive orders are part of a major fuel conservation program by CN and will ultimately permit the retirement of 145 older locomotives. All of these 130 new locomotives CN ordered will be equipped with distributed power capability, which allows them to be placed in the middle of a freight train and to be remotely controlled from the lead locomotive. Distributed power technology improves fuel efficiency and train handling, and permits CN to maximize the productivity gains associated with its extended siding program.

In October 2007, operations commenced at the Port of Prince Rupert container terminal.  CN, in partnership with the Prince Rupert Port Authority and Maher Terminals, will seek to offer the marketplace faster, more efficient and more cost-effective routing than previously available for Asian traffic destined to and from the interior of North America, including the cities of Chicago, Memphis, Toronto and Montreal. As the closest port to northeast Asia by up to 58 hours of sailing time compared to any other West Coast port in North America, the Port of Prince Rupert gives shippers approximately one extra round-trip voyage per year. The Port is strategically located to handle excess capacity on one of the world's busiest shipping corridors. The official opening for business of the terminal, with the first major customer, COSCO Container Lines Americas, Inc., signed on, has helped to establish CN as a key player serving North America’s newest Pacific Gateway. CN plans continued investment in its western Canadian network, which benefits Canada's Pacific Gateway. These improvements include upgrades to rail traffic control systems west of Prince George and extended sidings that will increase capacity in the corridor from Prince Rupert through to Memphis. CN has upgraded tunnels and bridges, built new intermodal terminals in Prince George and Edmonton, and acquired 2,250 platform cars and 50 new state-of-the-art locomotives specifically to serve this gateway.

In October 2007, CN began operation of its Prince George intermodal and distribution centre terminal. Prince George, situated 500 miles east of Prince Rupert, is in close proximity to British Columbia’s large fibre reserves and other natural resources and is CN’s divisional headquarters and main operations hub in northern B.C. Built by CN at a cost of $20 million, the Prince George facility is ideally located to tap backhaul export opportunities, filling empty containers moving to Asia via Prince Rupert with lumber, panels, woodpulp and paper, as well as ores, plastics and some metals products. It is designed to help CN maximize revenue potential generated from the new terminal at Prince Rupert. The Prince George Distribution Centre has an 84,000 square-foot warehouse and 10 acres of outside storage. A full range of services will be provided by CN WorldWide North America, including product transfer, inspection, consolidation/deconsolidation, inventory control and transportation. Loaded containers will be lifted onto railway flatcars at CN’s new adjacent intermodal rail yard, which features two 2,400-foot pad tracks, trucking and truck-pick-up capabilities and an automated gate system. CN is providing direct, daily rail service from the Prince George facility to the Port of Prince Rupert.

In 2007, CN’s capital expenditure was close to $1.7 billion.  Excluding the $90 million capital lease for the Montreal Central Station Complex, the capital spending was about $1.6 billion, which amounted to approximately 20% of revenues and an increase of three per cent over the 2006 level. Of this, more than $1 billion was targeted towards track infrastructure to maintain a safe railway and to improve the productivity and fluidity of the network and includes the replacement of rail, ties and other track materials, as well as the improvement of bridges. This amount also included funds for strategic initiatives, such as siding extensions to accommodate container traffic from the Prince Rupert Intermodal Terminal, the upgrade of the Company’s freight car classification yard in Memphis, Tennessee, and additional enhancements to the track infrastructure in western Canada to take advantage of growth prospects in North American trade with Asia and the boom in the West. CN spent approximately $300 million on rolling stock in 2007 to tap growth opportunities and to improve the quality of the fleet to meet customer requirements. The Company continued its locomotive fleet modernization program with the acquisition of 85 new high-horsepower fuel-efficient units and ongoing locomotive overhauls. CN also spent more than $300 million on facilities to grow the business, including transloads and distribution centres, on information technology to improve service and operating efficiency, as well as on other projects to increase productivity.

Financial Management Initiatives

In July 2007, the Board of Directors of the Company approved a new share repurchase program, which allows for the repurchase of up to 33.0 million common shares between July 26, 2007 and July 25, 2008 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange. As at December 31, 2007, under this current share repurchase program, 17.7 million common shares have been repurchased for $897 million, at a weighted-average price of $50.70 per share. The Company’s previous share repurchase program, initiated in July 2006, allowed for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007, pursuant to a normal course issuer bid, at prevailing market prices. In June 2007, the Company completed this share repurchase program for a total of $1,453 million, at a weighted-average price of $51.88 per share.

In September 2007, CN used up the remaining borrowing capacity under its shelf prospectus and registration statement to issue a U.S.$550 million debt offering composed of U.S.$250 million (Cdn$250 million) 5.85% Notes due 2017, and U.S.$300 million (Cdn$300 million) 6.375% Debentures due 2037. CN used the net proceeds of U.S.$544 million from the offering to repay a portion of its outstanding commercial paper and to reduce its accounts receivable securitization program. The indebtedness being repaid was incurred for general corporate purposes, including for the financing of CN’s share repurchase program.

In December 2007, CN filed a shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), expiring in January 2010, providing for the issuance by CN, of up to U.S.$2.5 billion of debt securities in Canadian and U.S. markets in one or more offerings. CN expects to use the net proceeds from the sale of debt securities under the shelf prospectus and registration statement for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions, and other business opportunities.

Significant Cooperation Agreements

As part of an ongoing effort to improve productivity and capacity, CN periodically enters into cooperation agreements with other carriers, including track and infrastructure exchanges, co-production, haulage and track access agreements, as well as routing protocols that endeavour to emphasize more efficient interchanges to bypass congested terminals. In 2007, CN concluded several such cooperation agreements, including the following:

•	In June 2007, CN and Kansas City Southern Railway (“KCS”) concluded a routing protocol to streamline the interchange of traffic in a way that reduces both miles and handlings.

•	In November 2007, CN and Canadian Pacific Railway Company (“CPR”) concluded a routing protocol to expedite the exchange of interline freight traffic at key gateways in both Canada and the U.S.

These two agreements represent the latest in a series of routing protocol agreements negotiated by CN that collectively include every Class I North American railroad.

2007 also saw the conclusion of additional co-production agreements covering various parts of CN’s network, including one with Norfolk Southern Railway (“NS”) in March 2007 and one with Ontario Northland Railway in May 2007. The shared facilities and joint operations enabled by these agreements help to drive operational efficiencies as well as asset utilization improvements for each of the participating carriers.

2006 Highlights

Acquisitions and Dispositions

In 2006, CN made the following acquisitions for a total cost of $84 million paid in cash:

In January 2006, CN completed the purchase of the Alberta short-line railways owned by RailAmerica, Inc., of Boca Raton, Florida. CN bought the 600-mile Mackenzie Northern Railway (“MKNR”) and the 118-mile Lakeland & Waterways Railway (“LWR”), both located north of Edmonton, along with the 21-mile Central Western Railway (“CWR”) in east-central Alberta that carries agricultural traffic. These feeder lines are a good fit for CN’s merchandise and bulk commodity groups at a time of major energy project development in northern Alberta.

In March 2006, CN acquired the remaining 51% of SLX Canada Inc., a company engaged in equipment leasing in which the Company previously had a 49% interest that had been consolidated with its results.

In December 2006, CN completed the purchase of Savage Alberta Railway, Inc. (“SAR”), a 345-mile short-line railway, from Savage Companies of Salt Lake City, Utah. The acquisition represents an opportunity for CN to solidify its freight franchise in resource-rich northwestern Alberta.

Strategic Initiatives and Capital Spending

In 2006, CN spent more than $1.5 billion on capital programs, an increase of eleven per cent over 2005 spending. This included approximately $1 billion spent on infrastructure, replacing rail, ties, ballast, and other track material and upgrading bridges and signalling systems, as well as network productivity initiatives and strategic projects, including siding extensions in western Canada, investments in the Company's Prince Rupert, British Columbia, corridor, and the reconfiguration of Johnston Yard in Memphis, Tennessee. Equipment spending of approximately $350 million in 2006 was for the acquisition of new locomotives, the rejuvenation of the existing locomotive fleet, the acquisition of new cars and the refurbishment of the current fleet to meet customer needs. CN also spent approximately $200 million on facilities, information technology and other projects to allow the Company to tap new growth opportunities and drive overall efficiency gains.

Through 2006, CN continued to take delivery of 75 high-horsepower locomotives ordered in April of 2005, leaving just 15 of the original order for delivery in the latter half of 2007. Also in 2006, the Company exercised its option to acquire an additional 50 high-horsepower locomotives for delivery in the second half of 2007. The 75 new locomotives of 4,300 – 4,400 horsepower allow CN to replace 100 older 3,000 – 3,600 horsepower road locomotives. These new units are almost 20 per cent more fuel-efficient than the ones replaced. The additional 50 locomotives will allow CN to tap growth opportunities, including new international freight traffic to and from the Port of Prince Rupert intermodal terminal.

Significant Cooperation Agreements

In 2006, CN concluded several cooperation agreements, including the following in January 2006:

•  CN and BNSF Railway Company (“BNSF”) concluded an agreement covering several key locations where their respective networks interact including, in particular, the Vancouver, B.C., Chicago, and Memphis to southern Illinois regions;

•  CN and CPR concluded an agreement intended to make rail operations more fluid in British Columbia’s Lower Mainland, enhancing service for rail customers and supporting the growth of Pacific Gateway ports and terminals; and

•  CN and CSX Transportation, Inc., (“CSXT”) concluded a long-term agreement to haul CSXT traffic to and from Sarnia, Ont., and CSXT connections in Buffalo, New York, and Toledo, Ohio.

Financial Management Initiatives

In May 2006, the Company filed a shelf prospectus and registration statement, expiring in June 2008, which provides for the issuance, from time to time, of up to U.S.$1,500 million of debt securities in one or more offerings in the Canadian or U.S. markets for general corporate purposes. Pursuant to the filing, on May 31, 2006, the Company issued U.S.$250 million (Cdn$275 million) of 5.80% Notes due 2016 and U.S.$450 million (Cdn$495 million) of 6.20% Debentures due 2036. The Company used the net proceeds of U.S.$692 million to reduce its accounts receivable securitization program and to repay a portion of its outstanding commercial paper.

In May 2006, the Company entered into an agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. This new program replaces the Company’s previous accounts receivable securitization program that was set to expire in June 2006.

In July 2006, the interest rate on the Company’s U.S.$250 million Puttable Reset Securities PURSSM (“PURS”) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The PURS were originally issued in July 1998 at the rate of 6.45% with an option to call the securities on July 15, 2006 (the reset date). The call option holder exercised the call option, which resulted in the remarketing of the original PURS. The new interest rate was determined according to a pre-set mechanism based on prevailing market conditions. The Company did not receive any cash proceeds from the remarketing. The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company’s then current shelf prospectus and registration statement.

As mentioned in the 2007 Highlights, in July 2006, the Board of Directors of the Company approved a new share repurchase program which allowed for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2006, 15.5 million common shares had been repurchased for $766 million, at a weighted-average price of $49.43 per share. The Company’s previous share repurchase program, initiated in 2005, allowed for the repurchase of up to 32.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices. In June 2006, the Company ended this share repurchase program, having repurchased a total of 30.0 million common shares for $1,388 million at a weighted-average price of $46.26 per share. Of this amount, 14.0 million common shares were repurchased in 2006 for $717 million (weighted-average price per share of $51.24) and 16.0 million common shares in 2005 for $670 million (weighted-average price per share of $41.90).

2005 Highlights

Strategic Initiatives and Capital Spending

In 2005, CN spent $1.4 billion on capital additions. The Company continued to focus infrastructure capital toward a safe, reliable and fluid network. In particular, CN invested in further siding extensions on its line west of Edmonton to accommodate growing volumes, to improve network velocity and to run longer trains. CN also partnered with the Port of Prince Rupert and Maher Terminals of Canada Corporation (“Maher Terminals”) in the development of the Fairview intermodal container terminal at Prince Rupert, which is expected to become an important gateway for trade between North America and Asia. CN also spent in excess of $300 million on rolling stock in 2005 with a view toward building a more homogeneous fleet of high-capacity cars, driving both customer-service quality and distribution efficiencies. CN took delivery of 750 new centerbeams and 500 new Plate F boxcars by the end of 2005. Modernization of the locomotive fleet continued in 2005 as discussed under the 2006 Highlights herein. CN’s information and communication technology investment in 2005 was in line with 2004 spending, with the primary focus on base computing and communication infrastructure, integration of the BC Rail Partnership and the former BC Rail Ltd. and the railroads and related holdings of Great Lakes Transportation LLC, and the maximization of value obtained from its SAP Enterprise system.

In April 2005, with $60 million in funding for the new Port of Prince Rupert container terminal secured from the Canadian and British Columbia governments, CN, Maher Terminals and the Prince Rupert Port Authority announced plans for the new terminal as discussed in the 2007 Highlights. CN’s investment in the new terminal included an amount of $15 million for the intermodal yard at the port, $10 million for the terminal trackage, and additional funding for infrastructure improvements to CN's B.C. North line to accommodate double-stack container cars. Maher Terminals’ contribution included funds for the acquisition and installation of three large container cranes at the terminal, together with supporting container-handling equipment and technology, at a cost of approximately $60 million. The Prince Rupert Port Authority undertook to contribute $25 million to the container terminal development. Phase 1 of the terminal development, expected to provide initial throughput capacity of up to 500,000 TEUs (twenty foot equivalent containers) per year, is part of a broader plan to build a facility capable of handling two million TEUs per year.

In May 2005, CN formed CN WorldWide, a wholly owned subsidiary to offer international freight forwarding services between Europe and North America to allow CN to provide shippers an integrated, door-to-door freight service, and position it to drive new containerized traffic through CN-served ports in North America. CN WorldWide is based in Rotterdam, Netherlands, the largest container port in the world outside of Asia. It schedules and manages the door-to-door movement of international shipments, including rail, trucking, maritime transportation and port handling, along with warehousing, customs and billing. Still in its start-up phase, CN WorldWide is focused on expanding its service offering. Initially targeting shipments between Europe and eastern Canada, including Ontario and Québec, via the Port of Halifax, and the United States, CN WorldWide has since added offices in various locations in Asia, Europe, and North and South America. Customs clearance for Canadian and U.S.-bound traffic was added to the service offering of CN WorldWide starting in April 2006. This service provides an additional attraction to customers while improving CN’s rail network fluidity by expediting clearance of customer shipments.

Significant Cooperation Agreements

Expanding on CN’s routing protocol initiative with connecting carriers that began in 2004, CN concluded routing protocol agreements to streamline the exchange of rail traffic at major gateways. Under the protocols, rail traffic flows are directed through the most efficient interchange locations to improve transit times and asset utilization for the customers of participating carriers. Among others, the following agreements were finalized in 2005:

• In January 2005, CN and BNSF signed a comprehensive routing protocol agreement covering multiple locations on each carrier’s respective network, including Noyes, Minnesota, Memphis, Tennessee, and New Orleans, Louisiana; and

• In March 2005, CN and Norfolk Southern Railway (“NS”) announced a structured routing protocol to streamline their exchange of rail traffic at major gateways, including Rouses Point, New York, Memphis, Tennessee, and New Orleans, Louisiana.

Financial Management Initiatives

As mentioned in the 2006 Highlights, in July 2005, the Board of Directors of the Company approved a share repurchase program, which allowed for the repurchase of up to 32.0 million common shares between July 25, 2005 and July 24, 2006, pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2005, 16.0 million common shares had been repurchased for $670 million, at a weighted-average price of $41.90 per share. The Company’s previous share repurchase program, initiated in 2004, allowed for the repurchase of up to 28.0 million common shares between November 1, 2004 and October 31, 2005, pursuant to a normal course issuer bid, at prevailing market prices. By the second quarter of 2005, the Company had completed this share repurchase program, repurchasing 28.0 million common shares for $1,021 million, at a weighted-average price of $36.47 per share (20.0 million shares and 8.0 million shares in 2005 and 2004, respectively).

3.2      Anticipated Developments

For a discussion of anticipated developments for 2008, please see the section entitled “Strategy Overview” on pages 1 to 3 of the Company’s Management’s Discussion and Analysis for the year ending December 31, 2007 (the “MD&A”), which are incorporated by reference herein.  The MD&A may be found on SEDAR at www.sedar.com.

ITEM 4       DESCRIPTION OF THE BUSINESS

4.1      Overview

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,400 route miles spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. The Company’s freight revenues are derived from seven commodity groups, representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. In 2007, the largest commodity group accounted for approximately 20% of revenues. From a geographical standpoint, in 2007, 19% of revenues came from U.S. domestic traffic, 32% from transborder traffic, 23% from Canadian domestic traffic, and 26% from overseas traffic. For more information on CN’s commodity groups, including their respective revenues for the last two years and their principal markets and economic drivers, please see pages 5 to 9 of the MD&A, which are incorporated by reference herein.

CN originated approximately 87% of traffic moving along its network in 2007. This allows the Company both to capitalize on service advantages and to build on opportunities to efficiently use assets.

4.2      Commodity Groups

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton mile and carload information, please see pages 5 to 9 of the MD&A, which are incorporated by reference herein.

4.3      Competitive Conditions

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the discussion of Business risks located on pages 32 and 33 of the MD&A, which are incorporated by reference herein.

4.4      Labor

As at December 31, 2007, CN employed a total of 22,696 employees.

For a discussion of CN’s labor negotiations, see the section entitled “Labor Negotiations” in the Business risks discussion located on pages 34 and 35 of the MD&A, which are incorporated by reference herein.

4.5      Social Policies

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for American employees), CN maintains a comprehensive Human Rights Policy for Canadian employees at CN and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its United States employees. These policies affirm CN’s commitment to ensuring that there is no discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other prohibited grounds of discrimination. The policy extends to recruitment, selection and compensation practices, as well as to working conditions and the work environment.  All Company vice-presidents have been mandated with the responsibility of implementing these policies and ensuring that all work practices are in compliance.  Internal complaint procedures have been established whereby any person covered by the Equal Employment Opportunity Policy or the Prohibited Harassment, Discrimination and Anti-Retaliation Policy can address their questions or concerns to their supervisor and/or human resources manager who will address their complaints.

4.6      Regulation

The Company’s rail operations in Canada are subject to (i) regulation as to rate setting, level of service and network rationalization by the Canadian Transportation Agency (the “Agency”) under the Canada Transportation Act (the “CTA”), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (the “FRA”).  As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.   In particular, the STB completed a proceeding on January 26, 2007 in which it reviewed the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service.  Following its review, the STB directed carriers to change that practice and adjust their fuel surcharge programs within 90 days on a basis more closely related to the amount of fuel consumed on individual movements. The Company announced a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision.  To make its rate dispute resolution procedures more affordable and accessible to shippers, the STB also completed a proceeding on September 5, 2007, in which it modified its rate guidelines for handling medium-size and smaller rate disputes.  The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

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

With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes.  In the U.S., rail safety regulation is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration (“TSA”), which is part of the U.S. Department of Homeland Security and the Pipeline and Hazardous Materials Safety Administration (“PHMSA”), which, like the FRA, is part of the U.S. Department of Transportation.

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

When a railroad operator wants to sell or abandon lines, the CTA encourages their sale to short-line operators and provides the framework for line abandonment. The railroads are required to publish a three-year plan for lines it intends to sell or discontinue. For discontinuance, the line must be advertised as being for sale to the public for continued operation and, if no interest is shown, must be offered specifically for sale to applicable federal, provincial and municipal governments as well as urban transit authorities. The entire process is intended to take at most 22 months. The Company’s operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labor regulations, which are in many respects similar when comparing Canadian and U.S. regulations.

Periodically, a comprehensive review is made by the federal government of the effectiveness of the CTA and other statutes related to transportation.  For a further discussion of the last CTA review see the section entitled “Regulation” in the Business risks discussion located on pages 35 to 37 of the MD&A, which are incorporated by reference herein.

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

For a further discussion of government regulation with respect, in particular, to Canada-U.S. Customs and U.S. Homeland Security as well as recent and pending developments in legislative reform, see the section entitled “Regulation” in the Business risks discussion located at pages 35 to 37 of the MD&A, which are incorporated by reference herein.

4.7      Environmental Matters

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

See Note 18 – Major commitments and contingencies (paragraph D.), to the Company’s 2007 Annual Consolidated Financial Statements (the “Financial Statements”), for a further discussion of Environmental Matters, as well as the section entitled Environmental Claims, on pages 27, 28 and 33 of the MD&A.  The Financial Statements and MD&A are available on SEDAR at www.sedar.com.

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

4.	To take active measures to reduce green house gas emissions while facilitating the shift of traffic to rail from less environmentally efficient modes of transportation.
5.	To communicate to management, employees and contractors CN’s commitment to improving health, safety and the environment and to providing training adapted to their needs.

6.	To systematically evaluate CN’s environmental performance through appropriate audits and report progress.

4.8      Legal Matters

Legal Proceedings

As of the date hereof, the only legal proceedings, to which CN was a party, involving claims for damages in excess of 10% of its current assets, are described below.  It is not currently expected, however, that such litigation proceedings will have a material adverse effect on the consolidated financial position or results of operations of CN.  The Company will regularly assess its position as events progress.

“In re African-American Slave Descendants Litigation”

This matter is a slavery reparations case. The plaintiffs, a proposed class representing descendants of slaves, brought this action seeking payment for work performed by slaves between 1607 and 1865.  The defendants include numerous major corporations, among them CNR, Norfolk Southern Corp., Union Pacific Corporation, CSX Corporation, Fleet Boston Financial Corp., Aetna Inc., Brown and Williamson Tobacco, Lehman Bros. Inc., Ligget Group Inc., New York Life Insurance Company, R.J. Reynolds Tobacco Company, Society of Lloyds, Loews Inc. and JP Morgan Chase & Co.  The amount claimed would be in the trillions of dollars, some part of which would be claimed from IC, a subsidiary of CN. The Company is contesting these proceedings.

CNR was first named as a defendant in slavery reparations litigation in a complaint filed on September 4, 2002 in Louisiana.

The Louisiana complaint was consolidated in multi-district litigation proceedings in Chicago in the U.S. District Court for the Northern District of Illinois in Chicago, Illinois.  Plaintiffs also filed cases in California, Texas, Illinois, New Jersey and New York.  CNR is named as a defendant in the Louisiana and California actions.

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

See pages 26 and 27 of the MD&A for a general discussion of personal injury and other claims.

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

4.9      Risk Factors

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 32 to 37 of the MD&A, which pages are incorporated by reference herein.

ITEM 5       DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.125 per share, starting with the first quarter of 2005, was increased to $0.1625 per share, starting with the first quarter of 2006; the quarterly dividend was next increased to $0.21 per share, starting with the first quarter of 2007 and to $0.23 per share, starting with the first quarter of 2008. There can be no assurance as to the amount or timing of such dividends in the future.

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

6.3      Ratings of Debt Securities

Various classes of CN’s outstanding securities have been rated by several rating organizations as described in detail below, as of the date hereof.

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

ITEM 7       TRANSFER AGENT AND REGISTRAR

In Canada, the transfer agent and registrar for each class of CN’s publicly issued securities is Computershare Trust  Company of Canada and, in the United States, the co-transfer agent and co-registrar is Computershare Trust Company, N.A., both of which maintain registers of transfers for those securities at the locations specified below:

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Toll Free Tel: 1-800-564-6253
Toll Free Fax: 1-888-453-0330
Email: service@computershare.com
Web: www.computershare.com

Co-transfer agent and co-registrar:

Computershare Trust Company, N.A.
350 Indiana St Suite 800
Golden, Colorado 80401
Telephone: (303) 262-0600

ITEM 8       MARKET FOR SECURITIES

8.1      Trading Price and Volume

CN’s common shares are listed on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the common shares on the TSX for each month of 2007.

MONTH	HIGH	LOW	VOLUME
January	53.99	48.89	31,808,587
February	55.48	51.07	27,026,339
March	54.00	50.25	28,848,934
April	57.73	50.44	33,747,223
May	60.00	55.01	24,479,653
June	59.26	52.41	30,717,107
July	61.00	54.36	39,090,514
August	57.20	49.34	35,811,843
September	58.76	54.67	27,906,796
October	57.13	49.77	48,943,101
November	52.81	45.17	32,461,057
December	52.61	46.00	31,167,430

8.2      Prior Sales

In September 2007, CN used up the remaining borrowing capacity under its shelf prospectus and registration statement to issue a U.S.$550 million debt offering composed of U.S.$250 million Notes and U.S.$300 million Debentures, which is detailed below.

The following table summarizes the details of that public offering:

Security	Notes	Debentures
Size of Offering:	U.S.$250,000,000	U.S.$300,000,000
Maturity Date:	November 15, 2017	November 15, 2037
Coupon Rates:	5.85%	6.375%
Net Proceeds of Issue:	U.S.$247,582,500	U.S.$296,604,000
Public Offering Price:	99.683% per note	99.743% per debenture
Application of Proceeds:	Reduce accounts receivable securitization program and repay a portion of outstanding commercial paper.

In December 2007, CN filed a shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), expiring in January 2010, providing for the issuance by CN, of up to U.S.$2.5 billion of debt securities in Canadian and U.S. markets in one or more offerings. CN expects to use the net proceeds from the sale of debt securities under the shelf prospectus and registration statement for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

In the ordinary course of business, the Company also issued commercial paper with maturities of less than 12 months of which a total of CDN$122 million (CDN$114 million and U.S.$8 million) was outstanding as at December 31, 2007.

ITEM 9       DIRECTORS AND EXECUTIVE OFFICERS

9.1      Directors

The Directors are elected by the Shareholders at the Annual General Meeting, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election.  The following table lists the Directors of the Company as of the date hereof:

Name and Province or State of Residence	Date of First Election to Board	Principal Occupation within the Preceding Five Years

Michael R. Armellino, CFA New Jersey, U.S.A.	May 7, 1996	Retired Partner, The Goldman Sachs Group, LP (investment bank)

A. Charles Baillie, O.C., LL.D. Ontario, Canada	April 15, 2003	Retired Chairman and Chief Executive Officer, The Toronto-Dominion Bank (bank)

Hugh J. Bolton, FCA Alberta, Canada	April 15, 2003	Chairman, Epcor Utilities Inc. (energy and energy-related services provider)

J.V. Raymond Cyr, O.C., LL.D. Québec, Canada	March 29, 1995	Chairman, PolyValor Inc. (University research valorization fund)

Ambassador Gordon D. Giffin Georgia, U.S.A.	May 1, 2001	Senior Partner, McKenna Long & Aldridge (law firm)

James K. Gray, O.C., A.O.E., LL.D., Alberta, Canada	July 4, 1996	Corporate Director and Former Chairman and Chief Executive Officer, Canadian Hunter Exploration Ltd. (natural gas company)

E. Hunter Harrison Florida, U.S.A.	December 7, 1999	President and Chief Executive Officer, CN; Executive Vice-President and Chief Operating Officer, CN

Edith E. Holiday District of Columbia, U.S.A.	June 1, 2001	Corporate Director and Trustee, and former General Counsel, United States Treasury Department and Secretary of Cabinet, The White House

V. Maureen Kempston Darkes, O.C., D. Comm. LL.D. Florida, U.S.A.	March 29, 1995	Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation (automotive manufacturer)

Robert H. Lee, C.M., O.B.C., LL.D. British Columbia, Canada	April 21, 2006	Chairman, Prospero Group of Companies (real estate investment, financing, sales and property management group of companies)

Denis Losier, LL.D. New Brunswick, Canada	October 25, 1994	President and Chief Executive Officer, Assumption Life (life insurance company)

The Hon. Edward C. Lumley, P.C., LL.D. Ontario, Canada	July 4, 1996	Vice-Chair, BMO Capital Markets (investment bank)

David G.A. McLean, O.B.C., LL.D., British Columbia, Canada	August 31, 1994	Chair and Chief Executive Officer, The McLean Group (real estate investment, film and television facilities, communications and helicopter charters)

Robert Pace Nova Scotia, Canada	October 25, 1994	President and Chief Executive Officer, The Pace Group (private holding company)

Committee Membership

The membership of each Board committee is composed of the following Directors:

Audit Committee

Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Robert H. Lee, Denis Losier (chair), Robert Pace.

Corporate Governance and Nominating Committee

Hugh J. Bolton, J.V. Raymond Cyr, James K. Gray, Edith E. Holiday, Denis Losier, David G. A. McLean (chair), Robert Pace.

Environment, Safety and Security Committee

J.V. Raymond Cyr (chair), Ambassador Gordon D. Giffin, James K. Gray, Edith E. Holiday, V. Maureen Kempston Darkes, The Hon. Edward C. Lumley, David G. A. McLean.

Finance Committee

Michael R. Armellino, A. Charles Baillie (chair), Ambassador Gordon D. Giffin, V. Maureen Kempston Darkes, Robert H. Lee, The Hon. Edward C. Lumley.

Human Resources and Compensation Committee

A. Charles Baillie, Hugh J. Bolton, Ambassador Gordon D. Giffin, James K. Gray, Edith E. Holiday, The Hon. Edward C. Lumley, David G. A. McLean, Robert Pace (chair).

Investment Committee of CN’s Pension Trust Funds

Michael R. Armellino,  J.V. Raymond Cyr, James K. Gray, Edith E. Holiday, V. Maureen Kempston Darkes, Robert H. Lee, Denis Losier, The Hon. Edward C. Lumley (chair), David G. A. McLean, Robert Pace.

Strategic Planning Committee

Michael R. Armellino (chair), A. Charles Baillie, Hugh J. Bolton, J.V. Raymond Cyr, Ambassador Gordon D. Giffin, James K. Gray, E. Hunter Harrison, Edith E. Holiday, V. Maureen Kempston Darkes, Robert H. Lee, Denis Losier, The Hon. Edward C. Lumley, David G. A. McLean, Robert Pace.

9.2      Audit Committee Disclosure

Composition of the Audit Committee

The Audit Committee is composed of six “independent” directors, namely, Denis Losier, chair of the Committee, Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Robert H. Lee and Robert Pace.

Education and Relevant Experience of the Audit Committee Members

The board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the board to be financially literate, as such term is defined under Canadian and United States securities laws and regulations and the New York Stock Exchange Corporate Governance Standards. The board has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Losier is President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994. He is a director of Enbridge Gas New Brunswick Limited Partnership, Plazacorp Retail Properties Ltd. and NAV CANADA. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

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

Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer of the bank in December 2002. Mr. Baillie is a director and member of the audit committee of Telus Corporation. He is also a director and chair of the audit committee of George Weston Limited. Mr. Baillie holds an MBA from Harvard Business School.

Mr. Bolton is the chair of the board of directors of EPCOR Utilities Inc. and the non-executive chairman of Matrikon Inc. Mr. Bolton is a director and chair of the audit committee of Teck Cominco Limited and of The Toronto-Dominion Bank. He is also a director and member of the audit committee of WestJet Airlines Ltd. From 1992 to 1998, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Alberta Institute of Chartered Accountants. He holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a member of four audit committees of public companies including CN. The Board has determined that such service in no way impaired Mr. Bolton’s ability to effectively serve on the Audit Committee of the Company.

Mr. Lee is Chairman of the Prospero Group of Companies, which includes real estate investment, financing, sales and property management businesses.  He is a director and member of the audit committee of Wall Financial Corporation and he is chairman of UBC Properties Trust. Mr. Lee holds a Bachelor of Commerce degree from the University of British Columbia.

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the board of directors of Maritime Broadcasting Systems Limited, High Liner Foods Incorporated, Hydro One and is board chair of Overland Realty Limited.  Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 20 years of business experience.

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2007 and 2006, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees	2007(1)	2006(1)
Audit	$3,170,000	$3,009,000
Audit Related	1,371,000	930,000
Tax	603,000	479,000
Other	—	—
Total Fees	$5,144,000	$4,418,000
(1)Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2007 and 2006 that were required to be pre-approved.

A discussion of the nature of the services under each category is described below.

Audit fees

Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries and the audit relating to the Company’s internal control over financial reporting.

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

Nil

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

9.3      Executive Officers

As of the date hereof, the following are the senior executive officers of the Company:

Name and Province or State of Residence	Position	Principal Occupation within the Preceding Five Years

E. Hunter Harrison Florida, U.S.A.	President and Chief Executive Officer	President and Chief Executive Officer; Executive Vice-President and Chief Operating Officer

Russell Hiscock Québec, Canada	President and Chief Executive Officer, CN Investment Division	General Manager; Manager Common Stocks (Canada), CN Investment Division

Keith E. Creel Illinois, U.S.A.	Executive Vice-President, Operations	Senior Vice-President, Eastern Region; Senior Vice-President of the Western Canada Region; Vice-President of the Prairie Division; General Manager – Michigan Zone, Midwest Division

Les P. Dakens Ontario, Canada	Senior Vice-President, People	Senior Vice-President, People; Senior Vice-President, Corporate Services

Sameh Fahmy Alberta, Canada	Senior Vice-President, Engineering, Mechanical and Supply Management	Senior Vice-President, Engineering, Mechanical and Supply Management; Vice-President, Engineering, Mechanical and Supply Management

Sean Finn Québec, Canada	Senior Vice-President, Public Affairs, Chief Legal Officer and Corporate Secretary	Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary; Chief Legal Officer and Corporate Secretary

James M. Foote Illinois, U.S.A.	Executive Vice-President, Sales and Marketing	Executive Vice-President, Sales and Marketing

Fred R. Grigsby Québec, Canada	Senior Vice-President and Chief Information Officer	Senior Vice-President and Chief Information Officer; Vice-President and Chief Information Officer

Stan Jablonski Québec, Canada	Senior Vice-President, Sales	Senior Vice-President, Sales; Vice-President, Sales; Vice-President, Forest Products

Claude Mongeau Québec, Canada	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer

Name and Province or State of Residence	Position	Principal Occupation within the Preceding Five Years

Jean-Jacques Ruest Québec, Canada	Senior Vice-President, Marketing	Senior Vice-President, Marketing; Vice-President, Marketing; Vice-President, Industrial Products; Vice-President, Petroleum and Chemicals

Gordon T. Trafton Illinois, U.S.A.	Senior Vice-President, Southern Region	Senior Vice-President, Southern Region; Vice-President, Midwest and Gulf Divisions; Vice-President of the Midwest Division; Vice-President of the Wisconsin Central Division

Jim Vena, Alberta, Canada	Senior Vice-President, Western Region	Senior Vice-President, Eastern Region; Vice- President, Operations; Vice-President, Champlain District; General Manager, Prairie

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at December 31, 2007, the Directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 10.1 million common shares of the Company, representing approximately 2.1% of the outstanding common shares.

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

(i)
Mr. Baillie, a Director of the Company, was a director of Dana Corporation, which filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 3, 2006.  Dana’s European, South American, Asian-Pacific, Canadian and Mexican subsidiaries are not included in the Chapter 11 filing. Dana Corporation successfully emerged from Chapter 11 reorganization in February 2008. Mr. Baillie is no longer a director of Dana Corporation;

(ii)
Mr. Cyr, a Director of the Company, was a director of Air Canada when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) in April 2003 and was a director of Cable Satisfaction International Inc. when it voluntarily filed for protection under the CCAA in July 2003.  Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004 and Cable Satisfaction International Inc.’s second amended and restated plan of arrangement and reorganization was approved by its creditors and sanctioned by the Québec Superior Court in March 2004.  Mr. Cyr is no longer a director of Air Canada and Cable Satisfaction International Inc.;

(iii)
Mr. Lumley, a Director of the Company, was a director of Air Canada when it voluntarily filed for protection under the CCAA in April 2003.  Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mr. Lumley is no longer a director of Air Canada; and

(iv)
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

ITEM 10     INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2007 annual consolidated financial statements and notes thereto prepared under U.S. generally accepted accounting principles.  We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Rules of the Code of Ethics of the Ordre des comptables agréés du Québec.

ITEM 11     ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and Management’s Discussion & Analysis for its most recently completed financial year.  Additional information, including Directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular prepared in respect of its annual meeting of shareholders to be held on April 22, 2008 (the “Circular”).  The Circular will become available on SEDAR at www.sedar.com on or about March 20, 2008.

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

CANADIAN NATIONAL RAILWAY COMPANY

By:	/s/ Sean Finn
	Name:	Sean Finn
	Title:	Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary
	Date:	February 12, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2007*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2007*

99.3	Consent of KPMG LLP.

99.4	CEO Section 302 Certification.

99.5	CFO Section 302 Certification.

99.6	CEO and CFO Section 906 Certification.

*Incorporated by reference to the Registrant’s Form 6-K dated February 12, 2008.