Form 40-F
period 2008-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2009-02-05
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY
	(Exact name of registrant as specified in its charter)

Canada	4011	E.I. 980018609
(Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

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
At December 31, 2008, 468,158,739 common shares were issued and outstanding.

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
Yes ☒          No ☐

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Canadian National Railway Company’s President and Chief Executive Officer (the “CEO”) and its Executive Vice-President and Chief Financial Officer (the "CFO"), after evaluating the effectiveness of Canadian National Railway Company’s "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008 (the “Evaluation Date”), have concluded that as of the Evaluation Date, Canadian National Railway Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to Canadian National Railway Company and its consolidated subsidiaries (the “Registrant” or the “Company”) would be made known to them by others within those entities.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2008, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP has served as the Company’s auditors since 1992. In 2008 and 2007, fees for audit, audit- related, tax and other services provided to the Company by KPMG LLP were the following:

	2008(1)	2007(1)
Year ended December 31,	(CAD$)	(CAD$)
Audit fees	$2,794,000	$3, 170,000
Audit-related fees	1,170,000	1,371,000
Tax fees	797,000	603,000
Other fees	——	——
Total	4,761,000	$5,144,000
(1)Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee of CN approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved 100% of the services performed by our independent auditors for audit-related and tax fees for the years ended December 31, 2008 and 2007 that were required to be pre-approved.

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

Other fees

Nil.

OFF BALANCE SHEET ARRANGEMENTS

Accounts receivable securitization program

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. The trust is a multi-seller trust and the Company is not the primary beneficiary. The trust was established in Ontario in 1994 by a Canadian bank to acquire receivables and interests in other financial assets from a variety of originators. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes. The notes are secured by, and recourse is limited to, the assets purchased using the proceeds of the notes. At December 31, 2008, the trust held interests in 16 pools of assets and had notes outstanding of $3.3 billion. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet. The eligible freight receivables as defined in the agreement may not include delinquent or defaulted receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits with any one customer.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The average servicing period is approximately one month. In 2008, proceeds from collections reinvested in the securitization program were approximately $3.3 billion. At December 31, 2008, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof. As such, no gain or loss was recorded.

The Company is subject to customary requirements that include reporting requirements as well as compliance to specified ratios for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors its requirements and is currently not aware of any trends, events or conditions that could cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. Under the terms of the agreement, the Company may change the percentage of co-ownership interest sold at any time. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

At December 31, 2008, the Company had sold receivables that resulted in proceeds of $71 million under the accounts receivable securitization program ($588 million at December 31, 2007), and recorded the retained interest of approximately 10% of this amount (retained interest of approximately 10% recorded at December 31, 2007). The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.

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

The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 17 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2008:

In millions	Total	2009	2010	2011	2012	2013	2014 & thereafter
Long-term debt obligations (a)	$6,599	$367	$-	$1,112	$-	$486	$4,634
Interest on long-term debt obligations	6,665	377	361	357	315	304	4,951
Capital lease obligations (b)	1,837	207	158	199	96	145	1,032
Operating lease obligations (c)	876	166	134	112	87	65	312
Purchase obligations (d)	1,006	457	260	83	61	57	88
Other long-term liabilities reflected on the balance sheet (e)	813	73	62	51	45	43	539
Total obligations	$17,796	$1,647	$975	$1,914	$604	$1,100	$11,556

(a)
Presented net of unamortized discounts, of which $835 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,312 million which are included in “Capital lease obligations.”

(b)	Includes $1,312 million of minimum lease payments and $525 million of imputed interest at rates ranging from 2.1% to 7.9%.

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

For 2009 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

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

 CANADIAN NATIONAL
RAILWAY COMPANY

2008

ANNUAL INFORMATION FORM

February 5, 2009

TABLE OF CONTENTS
		Annual	Management's
		Information	Discussion &
		Form	Analysis
			(as filed on
			February 5, 2009)
			Incorporated by
			Reference
Item 1	General Information	3
Item 2	Incorporation	3
2.1	Incorporation of the Issuer	3
2.2	Subsidiaries	4
Item 3	General Development of the Business	4
3.1	General Development of the Business During the Last Three Years	4
3.2	Anticipated Developments	11	42-44
Item 4	Description of the Business	11
4.1	Overview	11
4.2	Commodity Groups	12	47-52
4.3	Competitive Conditions	12	80-81
4.4	Labor	12	82-83
4.5	Social Policies	12
4.6	Regulation	13	83-85
4.7	Environmental Matters	14	73-75, 81
4.8	Legal Matters	16	72-73
4.9	Risk Factors	17	80-88
Item 5	Dividends	17
Item 6	Description of Capital Structure	17
6.1	General Description of Capital Structure	17
6.2	Share Ownership Constraints	18
6.3	Ratings of Debt Securities	19
Item 7	Transfer Agent and Registrar	20
Item 8	Market for Securities	20
8.1	Trading Price and Volume	20
8.2	Prior Sales	20
Item 9	Directors and Executive Officers	21
9.1	Directors	21
9.2	Audit Committee Disclosure	23
9.3	Executive Officers	25
9.4	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	26
Item 10	Interest of Experts	27
Item 11	Additional Information	27
Schedule A	Charter of the Audit Committee	28

ITEM 1          GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (“AIF”), the information contained herein is given as of December 31, 2008. All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (“U.S. GAAP”), unless otherwise indicated.

Certain statements contained in this AIF or incorporated by reference herein may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. All statements, other than statements of historical facts, included or incorporated by reference herein that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company, and other such matters, are forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The assumptions used by the Company to prepare its forward-looking statements, although considered reasonable at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events, which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Moreover, the current situation in financial markets is adding a substantial amount of risk to the North American economy, which is already in recession, and to the global economy, which is significantly slowing down. Reference should be made to the discussion of these risk factors in CN’s 2008 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis, for a summary of major risks, which documents may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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

ITEM 2          INCORPORATION

2.1          INCORPORATION OF THE ISSUER

Canadian National Railway Company (“CNR”) was incorporated in 1922 by special act of the Parliament of Canada. CNR’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995. On November 9, 1995, CNR filed Articles of Amendment in order to subdivide its outstanding common shares (the “Common Shares”). As of November 28, 1995, CNR ceased to be a Crown corporation and became a publicly held corporation with its Common Shares listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). On April 19, 2002, CNR filed Articles of Amendment in order to provide that shareholder meetings may be held at certain specified places in the United States. Such constating documents are hereinafter collectively referred to as the “Articles”.

As used herein, the word “Company” or “CN” means, as the context requires, CNR and/or its subsidiaries.

The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montréal, Quebec, H3B 2M9, Canada, and its telephone number is 1-888-888-5909.

2.2          SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2008, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of
Incorporation
Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Company (“GTW”)	Delaware
Illinois Central Corporation (“IC”)	Delaware
Illinois Central Railroad Company (“ICRR”)	Illinois
Wisconsin Central Transportation Corporation (“WC”)	Delaware
Wisconsin Central Limited	Illinois

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

2008 Highlights

Acquisitions and Dispositions

In November 2008, CN completed the acquisition of the three principal railway subsidiaries of the Quebec Railway Corp. (“QRC”) and a QRC rail-freight ferry operation for $C50 million. CN sold the rail lines to QRC in the late 1990s and held a minority equity interest in the ferry operation since its start-up in 1975. Included in the purchase were the following railways and management company:

●	Chemin de fer de la Matapédia et du Golfe (“CFMG“) :

CFMG has 221 miles of track, interchanging with CN at Rivière-du-Loup, Quebec. It runs from Rivière-du-Loup, Quebec, to Campbellton, New Brunswick, where it meets QRC’s New Brunswick East Coast Railway. CFMG also has a line between Mont-Joli and Matane, Quebec, where a rail ferry operates to the north shore of the St. Lawrence River. CFMG serves major shippers of aluminum, paper and forest products. VIA Rail Canada Inc.

(“VIA Rail”) uses the line between Rivière-du-Loup and Campbellton for its Maritime service between Montreal and Halifax.

●	New Brunswick East Coast Railway (“NBEC“):

The NBEC runs between Campbellton and Pacific Junction near Moncton, New Brunswick. It is 196 miles long and interchanges with CN at Moncton Yard. In tandem with CFMG, the NBEC serves major shippers mainly in the mining and pulp and paper industries. VIA Rail uses the line between Campbellton and Pacific Junction for its Montreal-Halifax service.

●	Ottawa Central Railway (“OCR“):

The 123 mile long OCR runs between Coteau, Quebec, where it interchanges with CN, and Pembroke, Ontario. It also serves Hawkesbury, Ontario. Between Coteau and Ottawa, the OCR operates over VIA Rail trackage. Major commodities carried by the OCR include newsprint, salt, forest products, steel wire rod and billets.

●	Compagnie de gestion de Matane inc. (“COGEMA“):

COGEMA provides shuttle boat-rail freight service on the St. Lawrence River between Matane and Baie-Comeau, Quebec, and other ports on the North Shore of the Gulf of St. Lawrence when required. The rail ferry has a capacity of 25 rail cars. CFMG connects with the ferry at Matane and interchanges traffic with CN at Rivière-du-Loup.

CN intends to invest capital over the next three years to upgrade the rail lines of the acquired properties, and will replace the existing locomotive fleet with more modern motive power. As part of the transaction, CN will also assume the operation and management contract for the Chemin de fer de la Gaspésie, which runs from Matapédia to Gaspé, Quebec.

In December 2008, the Company received the last of the necessary regulatory approvals for its acquisition of the Elgin, Joliet and Eastern Railway Company (“EJ&E”), including the U.S. Surface Transportation Board (“STB”) ruling on December 24, 2008. The Company completed its acquisition of the EJ&E on January 31, 2009 for a purchase price of $US300 million paid with cash on hand. The acquisition is expected to drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion. Under the terms of the agreement, U.S. Steel’s Transtar subsidiary retains railroad assets, equipment and employees that support the Gary Works site in Northwest Indiana and the steelmaking operations of U.S. Steel. These remaining operations will become the Gary Railway. EJ&E, a Class II railroad, operates over 198 main line miles of track encircling the City of Chicago from Waukegan, Illinois, on the north, to Joliet, Illinois, on the west, to Gary, Indiana, on the southeast, and then to South Chicago. Over the next few years, the Company has committed to spend approximately US$100 million for infrastructure improvements and over US$60 million under a series of mitigation agreements with individual communities, as well as under a comprehensive voluntary mitigation program that addresses municipalities’ concerns raised during the regulatory approval process. Expenditures for additional STB-imposed mitigation are being currently evaluated by the Company.

Strategic Initiatives and Capital Spending

CN’s capital expenditures were $1.54 billion company-wide in 2008, of which about $1 billion was focused on track infrastructure and included replacement of rail, ties and other track materials, and bridge improvement. Of that amount, $400 million was devoted to rail infrastructure projects in CN’s Western Region where the Company also invested in extended sidings and terminal improvements to grow its business and permit more efficient movement of traffic in western Canada, including CN’s line to the new Port of Prince Rupert container terminal, as well as upgrading its recently acquired Athabasca Northern Railway (“ANY“). The ANY terminates near Fort McMurray, Alberta, and is an important rail link to the oilsands region of Northern Alberta. In addition, CN continued upgrading other former Northern Alberta short lines purchased in 2006. In the Eastern Region, CN spent close to $300 million in rail infrastructure to preserve the quality and integrity of the physical plant. Included in the approximately US$300 million spent on rail infrastructure projects in the United States, is the completion of the Company’s multi-year US$100-million upgrade of Johnston Yard in Memphis in 2008, and an investment in new and extended sidings to permit more efficient operations. The Company also continued its investment in equipment spending, which reached approximately $200 million in 2008 and included the acquisition of new fuel-efficient locomotives, as well as improvements to the existing fleet. CN also spent approximately $300 million on facilities to grow the business, including transloads and distribution centers, information technology to improve service and operating efficiency, and other projects to increase productivity.

In October 2008, CN committed to the acquisition of 232 rapid-discharge ore cars and the refurbishment of 500 existing ore cars as part of a long-term plan to upgrade the Company’s car fleet for transporting pelletized iron ore produced in the Upper Midwest with expected delivery of the new ore cars starting in January 2009. The refurbishment of 500 existing ore cars began in 2008 and included the installation of new trucks and couplers, modernizing the braking system and repairing outlet gates. CN foresees acquiring more new iron ore cars over the next three to five years that will permit the retirement of an equivalent number of cars from CN’s existing fleet. The fleet renewal program is designed to increase rail efficiency and deliver better service to CN’s iron-ore customers including those for whom CN hauls pelletized iron ore in unit trains from mines in northern Minnesota and Michigan primarily to Great Lakes ports for transportation to North American steel producers as well as to overseas markets.

In December 2008, CN ordered 40 additional high-horsepower locomotives from Electro-Motive Diesel, Inc. (“EMD”) and secured an option for 50 more of the EMD locomotives. The 40 EMD SD70M-2 locomotives are scheduled for delivery in early 2010, with an option for 50 more of the 4,300 horsepower locomotives by 2011. This acquisition will enable retirement of older locomotives and the new EMD locomotives will be up to 20 per cent more fuel efficient than the ones they replace and comply fully with the latest regulatory requirements for reduced locomotive emissions. All of the new locomotives will have improved crew cabs that will also be isolated from the frame to reduce noise and vibration for train personnel. In addition, the units will be equipped with distributed power (“DP”) capability. DP enables remote control of a locomotive or locomotives throughout a train from the lead control locomotive. DP provides faster, smoother starting, improved braking and lower pulling forces at the head-end of a train. In addition, it significantly reduces the time required to charge a train's air brake system, a major benefit in cold weather conditions that can slow the rate at which air brakes are charged.

Financial Management Initiatives

In May 2008, CN closed a US$650 million debt offering of US$325 million (Cdn$331 million) 4.95% Notes due 2014, and US$325 million (Cdn $331 million) 5.55% Notes due 2018. CN used the net proceeds of US$643 million from the offering to repay a portion of its commercial paper outstanding, and to reduce its accounts receivable securitization program. The indebtedness that was repaid had been incurred for general corporate purposes, including CN’s share repurchase program. The debt offering was made in the United States under the shelf registration statement CN filed in December 2007. Please see section 8.2 of this document for a further discussion of this matter.

In July 2008, the Board of Directors of the Company approved a new share repurchase program, which allows for the repurchase of up to 25.0 million Common Shares between July 28, 2008 and July 20, 2009 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the TSX. As at December 31, 2008, under this current share repurchase program, 6.1 million Common Shares have been repurchased for $331 million, at a weighted-average price of $54.42 per share. The Company’s previous share repurchase program, initiated in July 2007, allowed for the repurchase of up to 33.0 million Common Shares between July 26, 2007 and July 25, 2008, pursuant to a normal course issuer bid, at prevailing market prices. In June 2008, the Company ended this share repurchase program under which it repurchased 31.0 million Common Shares for $1,588 million at a weighted-average price of $51.22 per share.

Significant Cooperation Agreements

As part of an ongoing effort to improve productivity and capacity, CN periodically enters into cooperation agreements with other carriers, including track and infrastructure exchanges, co-production, haulage and track access agreements, as well as routing protocols that endeavour to emphasize more efficient interchanges to bypass congested terminals. In 2008, CN concluded several such cooperation agreements, including the following:

In July 2008, CN and Canadian Pacific Railway Company (“CP”) formalized an agreement allowing the Deltaport Division of a jointly owned rail subsidiary to manage rail switching operations for CN’s and CP’s intermodal trains at Deltaport, a marine container terminal located at Roberts Bank, 40 kilometres south of Vancouver's inner harbour. The Deltaport Division was designed to streamline the logistics chain at the terminal, generating greater efficiencies in the overall rail and port operation with the resulting service and productivity gains to support Canada’s Asia-Pacific Gateway Initiative aimed at bolstering the competitiveness of the nation’s west coast ports. CN and CP move significant container volumes into and out of Deltaport each month. Container cars must be switched into the terminal tracks for loading and unloading. The railways’ Deltaport switching agreement represents another positive development in CN’s and CP’s directional running zone in the Fraser Canyon and co-production operating agreements in the greater Vancouver area.

2007 Highlights

Acquisitions and Dispositions

In September 2007, CN entered into an agreement with the U.S. Steel Corporation (“U.S. Steel”) for the acquisition of the key operations of EJ&E. Please see the 2008 Highlights, above, for a further discussion of this acquisition.

In November 2007, CN finalized an agreement with Homburg Invest Inc. to sell its Central Station Complex in Montreal for proceeds of $355 million before transaction costs. Under the agreement, CN has entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities.

In November 2007, Germany’s state-owned railway, Deutsche Bahn AG, acquired all of the shares of the English Welsh and Scottish Railway (“EWS”), a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel Tunnel, and in which the Company had a 32% ownership interest, for which CN accounted using the equity method. The Company’s share of the cash proceeds was $114 million. Pursuant to the sale of the Company's investment in EWS, an additional amount of £18 million (Cdn$36 million) was placed in escrow and will be recognized when defined contingencies are resolved. At December 31, 2008, £12 million (Cdn$22 million) remained in escrow.

In December 2007, CN acquired the rail assets of the ANY to preserve a critical rail link to the oil sands region of northern Alberta. CN’s purchase and rail-line rehabilitation plan was premised on long-term traffic volume guarantees that the Company has negotiated with shippers Suncor Energy Inc., OPTI Canada Inc., and Nexen Inc. CN paid $25 million for ANY, with a planned investment of $135 million in rail-line upgrades over a four-year period to improve transit times and service consistency. The 202-mile ANY connects with CN at Boyle, Alberta, located 101 miles north of Edmonton. CN’s plans for the line are designed to preserve market access to existing and potential receivers along the rail corridor and to accommodate any increased volumes that may move over the line in the future to support oil sands development.

Strategic Initiatives and Capital Spending

In April 2007, CN set up CN WorldWide North America to manage and expand the scope and scale of the

Company’s existing non-rail capabilities, such as warehousing and distribution, customs services, truck brokerage and supply chain visibility tools across North America.

In June 2007, CN committed itself to the acquisition of 65 new fuel-efficient, high-horsepower locomotives scheduled for delivery over a two-year period. These are in addition to the 65 locomotives previously ordered for delivery in 2007. In addition to offering improved reliability, the new units are about 15 per cent more fuel efficient than the locomotives they will replace, and will comply fully with the latest regulatory requirements for reduced locomotive emissions. The new locomotive orders are part of a major fuel conservation program by CN and will ultimately permit the retirement of 145 older locomotives. All of these 130 new locomotives CN ordered, the last of which are being delivered in Q1 2009, are equipped with distributed power capability, which allows them to be placed in the middle of a freight train and to be remotely controlled from the lead locomotive. Distributed power technology improves fuel efficiency and train handling, and permits CN to maximize the productivity gains associated with its extended siding program.

In October 2007, operations commenced at the Port of Prince Rupert container terminal. CN, in partnership with the Prince Rupert Port Authority and Maher Terminals, seeks to offer the marketplace faster, more efficient and more cost-effective routing than previously available for Asian traffic destined to and from the interior of North America, including the cities of Chicago, Memphis, Toronto and Montreal. As the closest port to northeast Asia by up to 58 hours of sailing time compared to any other west coast port in North America, the Port of Prince Rupert gives shippers approximately one extra round-trip voyage per year. The Port is strategically located to handle excess capacity on one of the world's busiest shipping corridors. The official opening for business of the terminal, with the first major customer, COSCO Container Lines Americas, Inc., signed on, has helped to establish CN as a key player serving North America’s newest Pacific Gateway. CN plans continued investment in its western Canadian network, which benefits Canada's Pacific Gateway. These improvements, which have already begun, include upgrades to rail traffic control systems west of Prince George and extended sidings that will increase capacity in the corridor from Prince Rupert through to Memphis. CN has upgraded tunnels and bridges, built new intermodal terminals in Prince George and Edmonton, and acquired 2,250 platform cars and 50 new state-of-the-art locomotives specifically to serve this gateway.

In October 2007, CN began operation of its Prince George intermodal and distribution centre terminal. Prince George, situated 500 miles east of Prince Rupert, is in close proximity to British Columbia’s large fibre reserves and other natural resources and is CN’s divisional headquarters and main operations hub in northern B.C. Built by CN at a cost of $20 million, the Prince George facility is ideally located to tap backhaul export opportunities, filling empty containers moving to Asia via Prince Rupert with lumber, panels, woodpulp and paper. It is designed to help CN maximize revenue potential generated from the new terminal at Prince Rupert. The Prince George Distribution Centre has an 84,000 square-foot warehouse and 10 acres of outside storage. A full range of services will be provided by CN WorldWide North America, including product transfer, inspection, consolidation/deconsolidation, inventory control and transportation. Loaded containers will be lifted onto railway flatcars at CN’s new adjacent intermodal rail yard, which features two 2,400-foot pad tracks, trucking and truck-pick-up capabilities and an automated gate system. CN is providing direct, daily rail service from the Prince George facility to the Port of Prince Rupert.

In 2007, CN’s capital expenditure was close to $1.7 billion. Excluding the $90 million capital lease for the Montreal Central Station Complex, the capital spending was about $1.6 billion, which amounted to approximately 20% of revenues and an increase of three per cent over the 2006 level. Of this, more than $1 billion was targeted towards track infrastructure to maintain a safe railway and to improve the productivity and fluidity of the network and includes the replacement of rail, ties and other track materials, as well as the improvement of bridges. This amount also included funds for strategic initiatives, such as siding extensions to accommodate container traffic from the Prince Rupert Intermodal Terminal, the upgrade of the Company’s freight car classification yard in Memphis, Tennessee, and additional enhancements to the track infrastructure in western Canada to take advantage of growth prospects in North American trade with Asia and emerging opportunities in western Canada. CN spent approximately $300 million on rolling stock in 2007 to tap growth opportunities and to improve the quality of the fleet to meet customer requirements. The Company continued its locomotive fleet modernization program with the acquisition of 85 new high-horsepower fuel-efficient units and ongoing locomotive overhauls. CN also spent more than $300 million on facilities to grow the business, including transloads and distribution centres, on information technology to improve service and operating efficiency, as well as on other projects to increase productivity.

Financial Management Initiatives

As mentioned above in the 2008 Highlights, in July 2007, the Board of Directors of the Company approved a share repurchase program, which allowed for the repurchase of up to 33.0 million Common Shares between July 26, 2007 and July 25, 2008 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange. In June 2008, the Company ended this repurchase program under which it repurchased 31.0 million Common Shares for $1,588 million at a weighted average price of 51.22 per share. The Company’s previous share repurchase program, initiated in July 2006, allowed for the repurchase of up to 28.0 million Common Shares between July 25, 2006 and July 24, 2007, pursuant to a normal course issuer bid, at prevailing market prices. In June 2007, the Company completed this share repurchase program for a total of $1,453 million, at a weighted-average price of $51.88 per share.

In September 2007, CN used up the remaining borrowing capacity under its shelf prospectus and registration statement to issue a US$550 million debt offering composed of US$250 million (Cdn$250 million) 5.85% Notes due 2017, and US$300 million (Cdn$300 million) 6.375% Debentures due 2037. CN used the net proceeds of US$ 544 million from the offering to repay a portion of its outstanding commercial paper and to reduce its accounts receivable securitization program. The indebtedness being repaid was incurred for general corporate purposes, including for the financing of CN’s share repurchase program.

In December 2007, CN filed a shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), expiring in January 2010, providing for the issuance by CN of up to US$2.5 billion of debt securities in Canadian and U.S. markets in one or more offerings. CN expects to use the net proceeds from the sale of debt securities under the shelf prospectus and registration statement for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions, and other business opportunities.

Significant Cooperation Agreements

In 2007, CN concluded several cooperation agreements, including the following:

●	In June 2007, CN and Kansas City Southern Railway (“KCS”) concluded a routing protocol to streamline the interchange of traffic in a way that reduces both miles and handlings.

●	In November 2007, CN and CP concluded a routing protocol to expedite the exchange of interline freight traffic at key gateways in both Canada and the U.S.

These two agreements represent the latest in a series of routing protocol agreements negotiated by CN that collectively include every Class I North American railroad.

2007 also saw the conclusion of additional co-production agreements covering various parts of CN’s network, including one with Norfolk Southern Railway in March 2007 and one with Ontario Northland Railway in May 2007. The shared facilities and joint operations enabled by these agreements help to drive operational efficiencies as well as asset utilization improvements for each of the participating carriers.

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

Significant Cooperation Agreements

In 2006, CN concluded several cooperation agreements, including the following in January 2006:

• CN and BNSF Railway Company (“BNSF”) concluded an agreement covering several key locations where their respective networks interact including, in particular, the Vancouver, British Columbia, Chicago, Illinois and Memphis Tennessee to southern Illinois regions;

• CN and CP concluded an agreement intended to make rail operations more fluid in British Columbia’s Lower Mainland, enhancing service for rail customers and supporting the growth of Pacific Gateway ports and terminals; and

• CN and CSX Transportation, Inc., (“CSXT”) concluded a long-term agreement to haul CSXT traffic to and from Sarnia, Ontario, and CSXT connections in Buffalo, New York, and Toledo, Ohio.

Financial Management Initiatives

In May 2006, the Company filed a shelf prospectus and registration statement, expiring in June 2008, which provided for the issuance, from time to time, of up to US$1,500 million of debt securities in one or more offerings in the Canadian or U.S. markets for general corporate purposes. Pursuant to the filing, on May 31, 2006, the Company issued US$250 million (Cdn$275 million) of 5.80% Notes due 2016 and US$450 million (Cdn$495 million) of 6.20% Debentures due 2036. The Company used the net proceeds of US$692 million to reduce its accounts receivable securitization program and to repay a portion of its outstanding commercial paper.

In May 2006, the Company entered into an agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. This new program replaced the Company’s previous accounts receivable securitization program that was set to expire in June 2006.

In July 2006, the interest rate on the Company’s US$250 million Puttable Reset Securities PURSSM (“PURS”) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The PURS were originally issued in July 1998 at the rate of 6.45% with an option to call the securities on July 15, 2006 (the reset date). The call option holder exercised the call option, which resulted in the remarketing of the original PURS. The new interest rate was determined according to a pre-set mechanism based on prevailing market conditions. The Company did not receive any cash proceeds from the remarketing. The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company’s then current shelf prospectus and registration statement.

As mentioned in the 2007 Highlights, in July 2006, the Board of Directors of the Company approved a new share repurchase program which allowed for the repurchase of up to 28.0 million Common Shares between July 25, 2006 and July 24, 2007 pursuant to a normal course issuer bid, at prevailing market prices. In June 2007, the Company completed this share repurchase program for a total of $1,453 million at a weighted-average price of $51.88 per share. The Company’s previous share repurchase program, initiated in 2005, allowed for the repurchase of up to 32.0 million Common Shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices. In June 2006, the Company ended this share repurchase program, having repurchased a total of 30.0 million Common Shares for $1,388 million at a weighted-average price of $46.26 per share. Of this amount, 14.0 million Common Shares were repurchased in 2006 for $717 million (weighted-average price per share of $51.24) and 16.0 million Common Shares in 2005 for $670 million (weighted-average price per share of $41.90).

3.2          ANTICIPATED DEVELOPMENTS

For a discussion of anticipated developments for 2009, please see the section entitled “Strategy Overview” on pages 42 to 44 of the Company’s Management’s Discussion and Analysis for the year ending December 31, 2008 (the “MD&A”), which are incorporated by reference herein. The MD&A may be found on SEDAR at www.sedar.com.

ITEM 4          DESCRIPTION OF THE BUSINESS

4.1          OVERVIEW

CN is engaged in the rail and related transportation business. CN’s network of approximately 21,000 route miles spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, British Columbia, Montreal, Halifax, New Orleans, and Mobile, Alabama, and the key

metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis and Jackson, Mississippi, with connections to all points in North America. The Company’s freight revenues are derived from seven commodity groups, representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. In 2008, the largest commodity group accounted for approximately 19% of revenues. From a geographical standpoint, in 2008, 19% of revenues came from U.S. domestic traffic, 31% from transborder traffic, 24% from Canadian domestic traffic, and 26% from overseas traffic. For more information on CN’s commodity groups, including their respective revenues for the last two years and their principal markets and economic drivers, please see pages 47 to 52 of the MD&A, which are incorporated by reference herein.

CN was the originating carrier for approximately 87% of traffic moving along its network in 2008. This allows the Company both to capitalize on service advantages and to build on opportunities to efficiently use assets.

4.2          COMMODITY GROUPS

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton mile and carload information, please see pages 47 to 52 of the MD&A, which are incorporated by reference herein.

4.3          COMPETITIVE CONDITIONS

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the discussion of Business risks located on pages 80 and 81 of the MD&A, which are incorporated by reference herein.

4.4          LABOR

As at December 31, 2008, CN employed a total of 22,227 employees.

For a discussion of CN’s labor negotiations, see the section entitled “Labor Negotiations” in the Business risks discussion located on pages 82 and 83 of the MD&A, which are incorporated by reference herein.

4.5          SOCIAL POLICIES

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a comprehensive Human Rights Policy and a Harassment Free Environment Policy for its Canadian employees and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees. These policies affirm CN’s commitment to ensuring that there is no discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other prohibited grounds of discrimination. The policy extends to recruitment, selection and compensation practices, as well as to working conditions and the work environment. All Company vice-presidents have been mandated with the responsibility of implementing these policies and ensuring that all work practices are in compliance. Internal complaint procedures have been established whereby any person covered by the Harassment Free Environment Policy (for Canadian employees) and the Equal Employment Opportunity Policy or the Prohibited Harassment, Discrimination and Anti-Retaliation Policy (for U.S. employees) can address their questions or concerns to their supervisor and/or human resources manager who will address their complaints.

4.6          REGULATION

The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the “Agency”) under the Canada Transportation Act (the “CTA”), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (the “FRA”). As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

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

To supplement public rates issued under tariffs, the CTA permits confidential contracts to be negotiated between rail carriers and shippers to govern the terms, conditions and rates for service. Furthermore, railroads are subject to common carrier obligations for their services and, in case of breach, shippers may seek redress from the Agency.

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

Periodically, a comprehensive review is made by the federal government of the effectiveness of the CTA, the Canadian Railway Safety Act and other statutes related to transportation, which may prompt regulatory amendments as a result. For a further discussion of recent and pending legislative and other regulatory developments in Canada, see the section entitled “Regulation” in the Business risks discussion located on pages 83 to 85 of the MD&A, which are incorporated by reference herein.

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

Following an extended review, in June 2001, the STB issued new regulations governing mergers between Class Ι Railroads. CN had recommended higher public interest standards for mergers and the new regulations effectively raised the bar for the quality of customer service in all future major railroad mergers. The STB also agreed with CN that foreign-headquartered railroads would be treated the same as U.S.-based railroads under its merger rules.

For a further discussion of government regulation with respect, in particular, to Canada-U.S. Customs, U.S. Homeland Security, and the transportation of hazardous material, as well as recent and pending developments in legislative and regulatory reform in the U.S., see the section entitled “Regulation” in the Business risks discussion located at pages 83 to 85 of the MD&A, which are incorporated by reference herein.

4.7          ENVIRONMENTAL MATTERS

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

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

See Note 17 – Major commitments and contingencies (paragraph D.), to the Company’s 2008 Annual Consolidated Financial Statements (the “Financial Statements”), for a further discussion of Environmental Matters, as well as the section entitled “Environmental Claims”, on pages 73 to 75 of the MD&A, and the section entitled “Environmental Matters” in the Business risks discussion located on page 81 of the MD&A, which are incorporated by reference herein. The Financial Statements and MD&A are available on SEDAR at www.sedar.com.

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

CN makes the following commitments and expects its employees to act accordingly:

1.
To meet or exceed applicable environmental requirements; to measure environmental performance; to conduct regular environmental audits and assessments of compliance with Company requirements and its Environmental Policy; and to timely provide appropriate information to the Board of Directors, employees, the authorities, and other stakeholders.

2.
To develop, design and operate facilities and conduct activities taking into consideration the efficient use of energy and materials, the sustainable use of renewal resources, the minimization of waste generation and the adverse environmental impact, and the safe and responsible disposal of residual wastes.

3.	To assess environmental impacts before starting a new activity or project and before decommissioning a facility.
4.	To develop and maintain emergency preparedness plans in conjunction with the emergency services, relevant authorities, and the local community.
5.	To educate, train and motivate employees to conduct their activities in an environmentally responsible manner.
6.	To promote the adoption of the principles of CN’s Environmental Policy by contractors and suppliers.
7.
To conduct or support research on the environmental impacts of its operations and on the means of minimizing such adverse impacts, and to contribute to the transfer of environmentally sound technology throughout the industrial and public sector.

8.	To foster openness and dialogue with employees and other stakeholders with respect to their concerns about potential hazards and impacts of the company’s operations.
9.
To contribute, along with public and private bodies and organizations to the development of policies and programs that will enhance environmental awareness and protection based on sound scientific principles and procedures.

4.8          LEGAL MATTERS

Legal Proceedings

As of the date hereof, the only legal proceedings to which CN is a party involving claims for damages in excess of 10% of its current assets, are described below. It is not currently expected, however, that such litigation proceedings will have a material adverse effect on the consolidated financial position or results of operations of CN. The Company will regularly assess its position as events progress.

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

The Louisiana complaint was consolidated in multi-district litigation proceedings in the U.S. District Court for the Northern District of Illinois in Chicago, Illinois. Plaintiffs also filed cases in California, Texas, Illinois, New Jersey and New York. CN is named as a defendant in the Louisiana and California actions.

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

Sydney Tar Ponds Lawsuit

A lawsuit involving more than 350 plaintiffs was instituted on March 25, 2004 in the Supreme Court of Nova Scotia against Hawker Siddeley Canada Inc., Sydney Steel Corp., the Nova Scotia government, the Canadian government, Domtar Inc., and CN. The plaintiffs are seeking compensation for health problems and property losses due to soil and water contamination resulting from previous industrial activities near Sydney, Nova Scotia.

The plaintiffs seek to hold the defendants liable for battery, nuisance, trespassing, negligence, harm and injuries, family losses, as well as aggravated, punitive and additional damages. No specific amount of damages is included in the claim.

The court action is still in the process of being certified as a class action. CN is contesting these proceedings. To date, none of the allegations contained in the claim have been proven in court.

See See Note 17 – Major commitments and contingencies (paragraph C) to the Financial Statements, for a further discussion of legal actions, as well as pages 72 and 73 of the MD&A for a general discussion of personal injury and other claims.

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

4.9          RISK FACTORS

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 80 to 88 of the MD&A, which pages are incorporated by reference herein. See Section 1 of this AIF for a further discussion of risks associated with forward-looking statements.

ITEM 5          DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.1625 per share, starting with the first quarter of 2006, was increased to $0.21 per share, starting with the first quarter of 2007; the quarterly dividend was next increased to $0.23 per share, starting with the first quarter of 2008 and to $0.2525 per share, starting with the first quarter of 2009. There can be no assurance as to the amount or timing of such dividends in the future.

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

6.3           RATINGS OF DEBT SECURITIES

Various classes of CN’s outstanding securities have been rated by several rating organizations as described in detail below, as of the date hereof.

	Dominion Bond	Moody’s	Standard &
	Rating Service	Investors Service	Poor’s

Long-Term Debt	A (low)	A3	A-

Commercial Paper	R-1 (low)	Not rated	A-2

The above-noted ratings are given the following credit characteristics by the various rating agencies:

Dominion Bond Rating Service Limited (“DBRS”)

●
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

●
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

●
Long-term debt obligations rated A are considered upper-medium grade and are subject to low credit risk. This rating falls within the third highest of Moody’s nine generic long-term obligation rating categories which range from “Aaa” to “C”. The modifier “3” indicates a ranking in the lower end of that generic rating category.

Standard & Poor’s (“S&P”)

●
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

●
Commercial paper rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory. This rating falls within the second highest in S&P’s eight short-term credit rating categories which range form “A-1” to “D”.

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

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Toll Free Tel: 1-800-564-6253
Toll Free Fax: 1-888-453-0330
Email: service@computershare.com
Web: www.computershare.com

Co-transfer agent and co-registrar:

Computershare Trust Company, N.A.
350 Indiana St Suite 800
Golden, Colorado 80401
Telephone: (303) 262-0600

ITEM 8          MARKET FOR SECURITIES

8.1           TRADING PRICE AND VOLUME

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2008.

MONTH	HIGH	LOW	VOLUME
January	51.06	42.51	42,281,595
February	54.25	49.58	28,084,952
March	53.44	46.60	32,676,301
April	54.62	48.80	27,687,769
May	57.48	52.15	30,684,205
June	55.71	48.16	34,597,697
July	55.35	45.42	35,951,147
August	57.29	50.90	29,578,572
September	58.44	49.00	50,649,735
October	54.04	42.51	49,474,258
November	54.00	39.24	31,074,168
December	45.75	39.75	28,398,498

8.2          PRIOR SALES

In May 2008, CN, under its shelf prospectus and registration statement filed in December 2007, issued a US$650 million debt offering composed of US$325 million 4.95% Notes due in 2014 and US$325 million 5.55% Notes due in 2018, which is detailed in the following table.

Security	Notes due 2014	Notes due 2018
Size of Offering:	US$325,000,000	US$325,000,000

Maturity Date:	January 15, 2014	May 15, 2018

Coupon Rates:	4.95%	5.55%

Net Proceeds of Issue:	US$321,655,750	US$321,470,500

Public Offering Price:	99.571% per note	99.564% per note

Application of Proceeds:	Repay a portion of outstanding commercial paper and reduce accounts receivable securitization program.

In the ordinary course of business, the Company also issued commercial paper with maturities of less than 12 months of which a total of CDN$ 256.2 million and US$ 303.5 million was outstanding as at December 31, 2008.

ITEM 9          DIRECTORS AND EXECUTIVE OFFICERS

9.1          DIRECTORS

The Directors are elected by the Shareholders at the Annual General Meeting, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election. The following table lists the Directors of the Company as of the date hereof:

Name and Province or State of	Date of First Election	Principal Occupations within the Preceding
Residence	to Board	Five Years

Michael R. Armellino, CFA	May 7, 1996	Retired Partner, The Goldman Sachs Group, LP
New Jersey, U.S.A.		(investment bank)

A. Charles Baillie, O.C., LL.D.	April 15, 2003	Retired Chairman and Chief Executive Officer,
Ontario, Canada		The Toronto-Dominion Bank (bank)

Hugh J. Bolton, FCA	April 15, 2003	Chairman, Epcor Utilities Inc. (energy and energy-
Alberta, Canada		related services provider)

Ambassador Gordon D. Giffin	May 1, 2001	Senior Partner, McKenna Long & Aldridge (law
Georgia, U.S.A.		firm)

James K. Gray, O.C., A.O.E., LL.D.,	July 4, 1996	Corporate Director and Former Chairman and
Alberta, Canada		Chief Executive Officer, Canadian Hunter
Exploration Ltd. (natural gas company)

E. Hunter Harrison	December 7, 1999	President and Chief Executive Officer, CN;
Florida, U.S.A.

Edith E. Holiday	June 1, 2001	Corporate Director and Trustee, and former
District of Columbia, U.S.A.		General Counsel, United States Treasury
Department and Secretary of Cabinet,
The White House

Name and Province or State of	Date of First Election	Principal Occupations within the Preceding
Residence	to Board	Five Years

V. Maureen Kempston Darkes, O.C., D. Comm. LL.D. Florida, U.S.A.	March 29, 1995	Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation (automotive manufacturer)

Robert H. Lee, C.M., O.B.C., LL.D. British Columbia, Canada	April 21, 2006	Chairman, Prospero Group of Companies (real estate investment, financing, sales and property management group of companies)

Denis Losier, LL.D. New Brunswick, Canada	October 25, 1994	President and Chief Executive Officer, Assumption Life (life insurance company)

The Hon. Edward C. Lumley, P.C., LL.D. Ontario, Canada	July 4, 1996	Vice-Chairman, BMO Capital Markets (investment bank)

David G.A. McLean, O.B.C., LL.D., British Columbia, Canada	August 31, 1994	Chair and Chief Executive Officer, The McLean Group (real estate investment, film and television facilities, communications and helicopter charters)

Robert Pace Nova Scotia, Canada	October 25, 1994	President and Chief Executive Officer, The Pace Group (private holding company)

Committee Membership

The membership of each Board committee is composed of the following Directors:

Audit Committee

Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Robert H. Lee, Denis Losier (chair), Robert Pace.

Corporate Governance and Nominating Committee

Hugh J. Bolton, James K. Gray, Edith E. Holiday, Denis Losier, David G. A. McLean (chair), Robert Pace.

Environment, Safety and Security Committee

Ambassador Gordon D. Giffin, James K. Gray, Edith E. Holiday, V. Maureen Kempston Darkes (chair), The Hon. Edward C. Lumley, David G. A. McLean.

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

Human Resources and Compensation Committee

A. Charles Baillie, Hugh J. Bolton, Ambassador Gordon D. Giffin, James K. Gray, Edith E.  Holiday, The Hon. Edward

C. Lumley, David G. A. McLean, Robert Pace (chair).

Investment Committee of CN’s Pension Trust Funds

Michael R. Armellino, James K. Gray, Edith E. Holiday, V. Maureen Kempston Darkes, Robert H. Lee, Denis Losier, The Hon. Edward C. Lumley (chair), David G. A. McLean, Robert Pace.

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

Education and Relevant Experience of the Audit Committee Members

The board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the board to be financially literate, as such term is defined under Canadian and United States securities laws and regulations and the New York Stock Exchange Corporate Governance Standards. The board has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Losier is President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994. He is a director and member of the audit committee of Plazacorp Retail Properties Ltd., and he is also a director of Enbridge Gas New Brunswick Limited Partnership and NAV CANADA. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

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

Mr. Bolton is the Chairman of the board of directors of EPCOR Utilities Inc. and Matrikon Inc. Mr. Bolton is a director and chair of the audit committees of Teck Cominco Limited, the Toronto-Dominion Bank and WestJet Airlines Ltd. From 1992 to 1998, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Alberta Institute of Chartered Accountants. He holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a member of four audit committees of public companies including CN. The Board has determined that such service in no way impaired Mr. Bolton’s ability to effectively serve on the Audit Committee of the Company.

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

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2008 and 2007, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees	2008(1)	2007(1)

Audit	$2,794,000	$3,170,000

Audit Related	$1,170,000	$1,371,000

Tax	$797,000	$603,000

Other	——	——

Total Fees	$4,761,000	$5,144,000
	(1)Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2008 and 2007 that were required to be pre-approved.

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

9.3          EXECUTIVE OFFICERS

As of the date hereof, the following are the senior executive officers of the Company:

Name and Province or	Position	Principal Occupations within
State of Residence		the Preceding Five Years

E. Hunter Harrison	President and Chief Executive	President and Chief Executive Officer;
Florida, U.S.A.	Officer

Russell Hiscock	President and Chief Executive	President and Chief Executive Officer, CN
Quebec, Canada	Officer,	Investment Division; General Manager;
	CN Investment Division	Manager Common Stocks (Canada), CN
Investment Division;

Mike Cory	Senior Vice-President,	Senior Vice-President, Eastern Region; Vice-
Ontario, Canada	Eastern Region	President, Operations, Eastern Region; Vice-
President, Operations, Western Region;
Assistant Vice-President, Network Operations;
General Manager, Operations, Michigan Sub
Region; Network Operations Superintendent;
Director, Service Design;

Keith E. Creel	Executive Vice-President,	Executive Vice-President, Operations; Senior
Illinois, U.S.A.	Operations	Vice-President, Eastern Region;

Sameh Fahmy	Senior Vice-President,	Senior Vice-President,
Quebec, Canada	Engineering, Mechanical and	Engineering,Mechanical and Supply
	Supply Management	Management

Name and Province or	Position	Principal Occupations within
State of Residence		the Preceding Five Years

Sean Finn	Executive Vice-President,	Executive Vice-President, Corporate Services
Quebec, Canada	Corporate Services and	and Chief Legal Officer; Senior Vice-President
	Chief Legal Officer	Public Affairs, Chief Legal Officer and Corporate Secretary;

James M. Foote	Executive Vice-President,	Executive Vice-President, Sales and
Illinois, U.S.A.	Sales and Marketing	Marketing;

Stan Jablonski	Senior Vice-President,	Senior Vice-President, Sales; Vice-President,
Quebec, Canada	Sales	Sales;

Claude Mongeau	Executive Vice-President and	Executive Vice-President and Chief Financial
Quebec, Canada	Chief Financial Officer	Officer

Jean-Jacques Ruest	Senior Vice-President,	Senior Vice-President, Marketing;
Quebec, Canada	Marketing	Vice-President, Marketing;

Gordon T. Trafton	Senior Vice-President,	Senior Vice-President, Southern Region;
Illinois, U.S.A.	Southern Region

Jim Vena,	Senior Vice-President,	Senior Vice-President, Western Region;
Alberta, Canada	Western Region	Senior Vice-President, Eastern Region; Vice-
President, Operations; Vice-President,
Champlain District; General Manager, Prairie.

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at February 4, 2009, the Directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 10.3 million Common Shares of the Company, representing approximately 2.2% of the outstanding Common Shares.

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

(ii)
Mr. Lumley, a Director of the Company, was a director of Air Canada when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mr. Lumley is no longer a director of Air Canada; and

(iii)
Mr. Claude Mongeau, the Executive Vice-President and Chief Financial Officer of the Company, was acting as a director of 360networks Corporation prior to the latter voluntarily filing for protection under the CCAA in June 2001. 360networks Corporation underwent restructuring in 2002 and sold its Canadian assets to Bell Canada in November 2004. Mr. Mongeau is no longer a director of 360networks Corporation. Mr. Mongeau is also a director of Nortel Networks Corporation, which voluntarily filed for protection under the CCAA in Canada as well as voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code on January 14, 2009.

ITEM 10          INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2008 annual consolidated financial statements and notes thereto prepared under U.S. generally accepted accounting principles. We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Rules of the Code of Ethics of the Ordre des comptables agréés du Quebec.

ITEM 11          ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and Management’s Discussion & Analysis for its most recently completed financial year. Additional information, including Directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular prepared in respect of its annual meeting of shareholders to be held on April 21, 2009 (the “Circular”). The Circular will become available on SEDAR at www.sedar.com on or about March 23, 2009.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

1.	Membership and Quorum

●	a minimum of five Directors appointed by the Board;

●
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

●	each member must be “financially literate” (as determined by the Board);

●	at least one member must be an “audit committee financial expert” (as determined by the Board);

●	quorum of majority of members.

2.	Frequency and Timing of Meetings

●	normally one day prior to CN board meetings;

●	at least five times a year and as necessary;

●	committee members meet before or after every meeting without the presence of management.

3.	Mandate

The responsibilities of the Audit Committee include the following:

A.	Overseeing financial reporting

●	monitoring the quality and integrity of CN’s accounting and financial reporting process through discussions with management, the external auditors and the internal auditors;

●
reviewing with management and the external auditors, the annual audited financial statements to be included in the annual report of CN, including CN’s MD&A disclosure and earnings press releases prior to their release, filing and distribution;

●
reviewing with management and the external auditors, quarterly consolidated financial statements of CN and accompanying information, including CN’s MD&A disclosure and earnings press releases prior to their release, filing and distribution, and reviewing the level and type of financial information provided, from time to time, to financial markets;

●	reviewing the financial information contained in the annual information form and other reports or documents, financial or otherwise, requiring Board approval;

●
reviewing the procedures in place for the review of CN’s disclosure of financial information extracted or derived from CN’s financial statements and periodically assessing the adequacy of those procedures;

●
reviewing with the external auditors and management, the quality, appropriateness and disclosure of CN’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

●
reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

●	reviewing the external auditors’ report on the consolidated financial statements of CN and on the financial statements of CN’s Pension Trust Funds;

●	reviewing the external auditors’ quarterly review engagement report;

●	reviewing the compliance of management certification of financial reports with applicable legislation;

●
reviewing any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of CN and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

●
reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

B.	Monitoring risk management and internal controls

●	receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control;

●	reviewing CN’s risk assessment and risk management policies, including CN’s insurance coverage (annually and as otherwise may be appropriate);

●	assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements;

●	reviewing CN’s delegation of financial authority;

●	making recommendations with respect to the declaration of dividends;

●
while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints received by CN regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

●	requesting the performance of any specific audit as required.

C.	Monitoring internal auditors

●	ensuring that the chief internal auditor reports directly to the Audit Committee;

●	regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members;

●	reviewing annually the internal audit plan;

●	ensuring that the internal auditors are accountable to the Audit Committee and to the Board.

D.	Monitoring external auditors

●
recommending to the Board and CN’s shareholders the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence;

●
approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors to CN or any of its subsidiaries, in accordance with applicable laws and regulations;

●	reviewing recommendations to shareholders on the continued engagement or replacement of external auditors, for CN and CN’s Pension Trust Funds;

●	ensuring that the external auditors are accountable to the Audit Committee and to the Board;

●
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

●
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

●
reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

●	reviewing hiring policies for employees or former employees of CN’s firm of external auditors;

●	ensuring the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and U.S. Corporate Governance Standards.

E.	Evaluating the performance of the Audit Committee

●	ensuring that processes are in place to annually evaluate the performance of the Audit Committee.

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

CANADIAN NATIONAL RAILWAY COMPANY

By:	/s/ Sean Finn
	Name:	Sean Finn
	Title:	Executive Vice-President Corporate Services and Chief Legal Officer
	Date:	February 5, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2008*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2008*

99.3	Consent of KPMG LLP.

99.4	CEO Section 302 Certification.

99.5	CFO Section 302 Certification.

99.6	CEO and CFO Section 906 Certification.

____________
*Incorporated by reference to the Registrant’s Form 6-K dated February 5, 2009.