Form 40-F
period 2009-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2010-02-08
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY
(Exact name of registrant as specified in its charter)

Canada	4011	E.I. 980018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	935 de La Gauchetiere Street West Montreal, Quebec Canada H3B 2M9 (514) 399-7091
(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)

CT Corporation System 111 Eighth Avenue New York, N.Y. 10011 (212) 894-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)
____________________

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common shares	Name of each exchange on which registered New York Stock Exchange Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

4.25% notes due August 1, 2009
6.38% notes due October 15, 2011
4.40% notes due March 15, 2013
4.95% notes due January 15, 2014
5.80% notes due June 1, 2016
5.85% notes due November 15, 2017
5.55% notes due May 15, 2018
6.80% notes due July 15, 2018
5.55% notes due March 1, 2019
7.63% debentures due May 15, 2023
6.90% notes due July 15, 2028
7.38% debentures due October 15, 2031
6.25% notes due August 1, 2034
6.20% notes due June 1, 2036
6.71% Puttable Reset Securities (PURS)SM due July 15, 2036

6.375% debentures due November 15, 2037
5.00% 99-year income debentures
7.70% 100-year debentures

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
At December 31, 2009, 470,984,611 common shares were issued and outstanding.

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
Yes  ☒   No  ☐

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Canadian National Railway Company’s President and Chief Executive Officer (the “CEO”) and its Executive Vice-President and Chief Financial Officer (the "CFO"), after evaluating the effectiveness of Canadian National Railway Company’s "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009 (the “Evaluation Date”), have concluded that as of the Evaluation Date, Canadian National Railway Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to Canadian National Railway Company and its consolidated subsidiaries (the “Registrant” or the “Company”) would be made known to them by others within those entities.

Management’s Annual Report on Internal Control over Financial Reporting

The report of management on our internal control over financial reporting is located under the heading “Management’s Report on Internal Control Over Financial Reporting” in our audited consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report on our internal control over financial reporting is located under the heading “Reports of Independent Registered Public Accounting Firm” in our audited consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2009, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP has served as the Company’s auditors since 1992. In 2009 and 2008, fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

Year ended December 31,	2009(1) (CAD$)	2008(1) (CAD$)
Audit fees	$2,812,000	$2,794,000
Audit-related fees	1,134,000	1,170,000
Tax fees	811,000	797,000
Other fees	——	——
Total	4,757,000	4,761,000
(1)Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee of CN approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved 100% of the services performed by our independent auditors for audit-related and tax fees for the years ended December 31, 2009 and 2008 that were required to be pre-approved.

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

Other fees

Nil.

OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off Balance Sheet Arrangements” set forth in the Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s audit committee is composed of the following directors: The Hon. Denis Losier (Chair), Michael R. Armellino, Hugh J. Bolton, Ambassador Gordon D. Giffin and Robert Pace.

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

 CANADIAN NATIONAL
RAILWAY COMPANY

2009

ANNUAL INFORMATION FORM

February 5, 2010

TABLE OF CONTENTS

		Annual Information Form	Management's Discussion & Analysis (as filed on February 5, 2010) Incorporated by Reference
Item 1	General Information	3
Item 2	Incorporation	4
2.1	Incorporation of the Issuer	4
2.2	Subsidiaries	4
Item 3	General Development of the Business	5
3.1	General Development of the Business During the Last Three Years	5
3.2	Anticipated Developments	12	46-48
Item 4	Description of the Business	12
4.1	Overview	12
4.2	Commodity Groups	12	52-57
4.3	Competitive Conditions	12	87
4.4	Labor	13	88-89
4.5	Social Policies	13
4.6	Regulation	13	90-93
4.7	Environmental Matters	15	79-81, 87-88
4.8	Legal Matters	16	78-79
4.9	Risk Factors	17	87-95
Item 5	Dividends	17
Item 6	Description of Capital Structure	17
6.1	General Description of Capital Structure	17
6.2	Share Ownership Constraints	18
6.3	Ratings of Debt Securities	19
Item 7	Transfer Agent and Registrar	20
Item 8	Market for Securities	20
8.1	Trading Price and Volume	20
8.2	Prior Sales	20
Item 9	Directors and Executive Officers	21
9.1	Directors	21
9.2	Audit Committee Disclosure	23
9.3	Executive Officers	25
9.4	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	26
Item 10	Interest of Experts	27
Item 11	Additional Information	28
Schedule A	Charter of the Audit Committee	29

ITEM 1	GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (“AIF”), the information contained herein is given as of December 31, 2009.  All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (“U.S. GAAP”), unless otherwise indicated.

Certain statements contained in this AIF or incorporated by reference herein may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws.  These statements generally can be identified by the use of the conditional, the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “propose” or the negative of these terms or variations of them or similar terminology. All statements, other than statements of historical facts, included or incorporated by reference herein that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company, and other such matters, are forward-looking statements.  CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions.  The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to long-term growth opportunities; statements that several of the Company’s markets may have hit bottom; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected 2010 capital spending program.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business conditions, including those referring to long-term growth opportunities and markets served by the Company having hit bottom
•      Gradual recovery in the North American economy
•      Improving global economic conditions
•      Long-term growth opportunities being less affected by current economic conditions
•      Improving production rates in specific industries
•      Improving carload traffic

Statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments and 2010 capital spending
•      Gradual recovery in the North American economy
•      Improving global economic conditions
•      Adequate credit ratios
•      Investment grade credit rating
•      Access to capital markets
•      Adequate cash generated from operations

Statements relating to the 2010 pension contributions	• Reasonable level of funding as determined by actuarial valuations • Adequate return on investment on pension plan assets

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation; currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions; environmental claims, uncertainties of investigations,  proceedings or other types of claims and litigation; risks and liabilities arising from derailments and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to the discussion of these risk factors in CN’s 2009 Annual Consolidated Financial Statements (the “Financial Statements”), Notes thereto and Management’s Discussion and Analysis (the”MD&A”), for detailed information on major risk factors, which documents may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian laws.  In the event the Company does update any forward-looking statement, no inference should be made that it will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

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

The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is 1-888-888-5909.

2.2	Subsidiaries

CN’s principal subsidiaries as of December 31, 2009, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

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

CN’s goal is to grow its business profitably, creating value for its customers and generating an adequate and sustainable return on capital invested. To reach that goal, CN focuses on strategies and initiatives that allow it to continually improve service, seize upon a range of business opportunities, and achieve productivity gains throughout the organization. The initiatives undertaken by CN in the last three years to achieve its growth and profitability goals and to enhance shareholder value can be grouped into a few key areas. These include acquisitions and dispositions, targeted capital investment spending and other initiatives to strengthen the Company’s position in the marketplace, cooperation and co-production agreements with other carriers, as well as financial management initiatives as described below:

2009 Highlights

Acquisitions and Dispositions

In January 2009, the Company acquired the principal rail lines of the Elgin, Joliet and Eastern Railway Company (“EJ&E”) for a total cash consideration of US$300 million ($C373 million) paid with cash on hand. The EJ&E is a short-line railway previously owned by U.S. Steel Corporation (“U.S. Steel”) that operates over 198 miles of track in and around Chicago and serves steel mills, petrochemical customers, utility plants and distribution centres in northeastern Illinois and northwestern Indiana, as well as connects with all the major railroads entering and exiting Chicago. Under the terms of the acquisition agreement, the Company acquired substantially all of the railroad operations of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.  The acquisition is expected to drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion in the Chicago area.  Over the next few years, the Company has committed to spend approximately US$100 million for railroad infrastructure improvements and over US$60 million under a series of mitigation agreements with individual communities, a comprehensive voluntary mitigation program and additional conditions imposed by the U.S. Surface Transportation Board. For a discussion of the EJ&E acquisition, see Note 3, entitled “Acquisitions”, to the Financial Statements.

In March 2009, CN entered into an agreement with GO Transit, a Toronto, Ontario area commuter rail agency, to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after tax).

In May 2009, CN concluded agreements to sell three Mississippi line segments to Grenada Railway, LLC and Natchez Railway, LLC, both non-carrier affiliates of V&S Railway and A&K Railroad Materials. This deal transferred ownership of 252 miles of track and preserves rail service on the two longest of these rail lines for at least the next two years. Rail traffic and volume on these routes had dropped to the point where it was no longer economically viable for CN to continue their operation. This transaction involves the former CN Grenada subdivision, the Water Valley Branch Line and the former CN Natchez subdivision. The Grenada line runs approximately 175 miles from the Mississippi/Tennessee border to approximately two miles north of Canton, Mississippi. The 11-mile Water Valley Branch Line intersects the Grenada Line at W.V. Junction and extends to Coffeeville, Mississippi. The 66-mile Natchez branch runs from Brookhaven, Mississippi, to Natchez, Mississippi.

In November 2009, CN entered into an agreement with Metrolinx, a government transit agency, to sell the property known as the the Lower Newmarket Subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements for cash proceeds of $71 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the lower Newmarket Subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration.  The transaction resulted in a gain on disposal of $69 million ($59 million after-tax).

Strategic Initiatives and Capital Spending

In 2009, CN invested approximately $1.5 billion on capital programs, of which approximately $1 billion was for track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, including the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements for its recently acquired EJ&E property. This amount also included funds for strategic initiatives and additional enhancements to the track infrastructure in western Canada. CN’s equipment spending, which totaled approximately $200 million in 2009, was used to improve the quality of the fleet to better meet customer requirements. CN also spent approximately $300 million on facilities to grow the business, including transloads, distribution centers and the completion of CN’s multi-year upgrade of Harrison Yard, in Memphis Tennessee; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

In October 2009, CN confirmed orders for 70 new high-horsepower locomotives from GE Transportation, a unit of General Electric Co. (“GE”), and from Electro-Motive Diesel, Inc. (“EMD”). CN will acquire 35 ES44DC locomotives from GE starting in the fourth quarter of 2010, and 35 SD70M-2s from EMD beginning in January 2011. The GE locomotives produce 4,400 horsepower and the EMDs 4,350 horsepower. The new units are part of CN's multi-year locomotive-renewal program aimed at continuously increasing fuel efficiency, improving service reliability for its customers, and reducing greenhouse-gas emissions. The new locomotives are 15-20 per cent more fuel-efficient than the ones they will replace and will comply fully with the latest regulatory requirements for reduced locomotive exhaust emissions. In addition, the new GE and EMD locomotives will be equipped with distributed power (“DP”) capability. DP enables remote control of a locomotive or locomotives throughout a train from the lead control locomotive. DP provides faster, smoother train starts, improved braking and lower pulling forces at the head-end of a train. This enables CN to run fewer and more efficient trains and to take advantage of the productivity gains from its extended siding program. With more optimum matching of motive power to train weight, DP locomotives also allow CN to reduce fuel consumption and reduce emissions.

Financial Management Initiatives

In February 2009, the Company completed a public debt offering of US$550 million 5.55 per cent Notes due 2019. CN used the net proceeds of approximately US$540 million from the offering to repay a portion of its then outstanding commercial paper and to reduce its accounts receivable securitization program. The indebtedness being repaid was incurred for general corporate purposes, including the financing of CN's recent acquisition of the principal lines of the EJ&E, and three railway subsidiaries and a rail-freight ferry operation of the Quebec Railway Corp. (“QRC”). The debt offering was made in the United States under the shelf registration statement CN filed in December 2007 and that expired in January 2010. Please see section 8.2 of this document for a further discussion of this matter.

In July 2009, the Company’s 25.0 million share repurchase program expired. Under this program, the Company repurchased a total of 6.1 million common shares in 2008 for $331 million, at a weighted-average price of $54.42 per share. The Company did not repurchase any shares in 2009. Please note that, in January 2010, the Board of Directors of the Company approved a new share repurchase program, which allowed for the repurchase of up to 15.0 million Common Shares between January 29, 2010 and December 31, 2010 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the TSX.

In July 2009, the Company, through a wholly-owned subsidiary, repurchased 82% of the 4.25% Notes due in August 2009 with a carrying value of US$245 million pursuant to a debt tender offer for a total cost of US$245 million. The remaining 18% of the 4.25% Notes with a carrying value of US$55 million were paid upon maturity.

In the fourth quarter of 2009, the Company reduced the limit in its accounts receivable securitization program from $600 million to $350 million until September 30, 2010 to reflect the anticipated reduction in the use of the program.  The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. After September 30, 2010, the program limit will remain at $600 million until the expiry of the program.

Significant Cooperation Agreements

As part of an ongoing effort to improve productivity and capacity, CN periodically enters into cooperation agreements with other carriers, including track and infrastructure exchanges, co-production, haulage and track access agreements, as well as routing protocols that endeavour to emphasize more efficient interchanges to bypass congested terminals.

In February 2009, CN and Norfolk Southern Corporation (“NS”) entered into an agreement to create a  “MidAmerica Corridor” in which the railroads will share track between Chicago, St. Louis, Kentucky, and Mississippi to establish shorter and faster routes for merchandise and coal traffic moving between the Midwest and Southeast.  Under the first major component of this initiative, NS will haul CN freight between Chicago and St. Louis, reducing the distance between these points for CN shipments by 60 miles and providing improved connections to other rail carriers through the St. Louis gateway. Second, NS will use CN's routes between St. Louis and Fulton, Ky., as part of a new, more efficient route from the Midwest to the Southeast, saving more than 50 miles on NS shipments. Third, CN will haul NS freight between Chicago and Fulton, shortening NS's Chicago-to-Birmingham route by almost 100 miles.  As part of the MidAmerica Corridor, CN and NS plan to create a new coal gateway at Corinth, Miss., to better link NS-served southeastern utility plants with CN-served Illinois Basin coal producers. A key component of the new initiative is the West Tennessee Railroad between Fulton and Corinth, which will be upgraded to handle heavier shipments and additional rail traffic. Together, the three components are designed to expedite customers' shipments, improve asset utilization and generate new efficiencies for both CN and NS, including helping to level demand on busy north-south routes and improving service to customers.

2008 Highlights

Acquisitions and Dispositions

In November 2008, CN completed the acquisition of the three principal railway subsidiaries of the Quebec Railway Corporation (“QRC”) and a QRC rail-freight ferry operation for $50 million. CN sold the rail lines to QRC in the late 1990s and held a minority equity interest in the ferry operation since its start-up in 1975.  Included in the purchase were the following railways and management company:

•	Chemin de fer de la Matapédia et du Golfe (“CFMG“) :

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

•	New Brunswick East Coast Railway (“NBEC“):

The NBEC runs between Campbellton and Pacific Junction near Moncton, New Brunswick. It is 196 miles long and interchanges with CN at Moncton Yard. In tandem with CFMG, the NBEC serves major shippers mainly in the mining and pulp and paper industries. VIA Rail uses the line between Campbellton and Pacific Junction for its Montreal-Halifax service.

•	Ottawa Central Railway (“OCR“):

The 123 mile long OCR runs between Coteau, Quebec, where it interchanges with CN, and Pembroke, Ontario. It also serves Hawkesbury, Ontario. Between Coteau and Ottawa, the OCR operates over VIA Rail trackage. Major commodities carried by the OCR include newsprint, salt, forest products, steel wire rod and billets.

•	Compagnie de gestion de Matane inc. (“COGEMA“):

COGEMA provides shuttle boat-rail freight service on the St. Lawrence River between Matane and Baie-Comeau, Quebec, and other ports on the North Shore of the Gulf of St. Lawrence when required. The rail ferry has a capacity of 25 rail cars. CFMG connects with the ferry at Matane and interchanges traffic with CN at Rivière-du-Loup.

As part of the transaction, CN also assumed the operation and management contract for the Chemin de fer de la Gaspésie, which runs from Matapédia to Gaspé, Quebec.

Strategic Initiatives and Capital Spending

CN’s capital expenditures were $1.54 billion company-wide in 2008, of which about $1 billion was focused on track infrastructure and included replacement of rail, ties and other track materials, and bridge improvement. Of that amount, $400 million was devoted to rail infrastructure projects in CN’s Western Region where the Company also invested in extended sidings and terminal improvements to grow its business and permit more efficient movement of traffic in western Canada, including CN’s line to the new Port of Prince Rupert container terminal, as well as upgrading its recently acquired Athabasca Northern Railway (“ANY“). The ANY terminates near Fort McMurray, Alberta, and is an important rail link to the oilsands region of Northern Alberta. In addition, CN continued upgrading other former Northern Alberta short lines purchased in 2006. In the Eastern Region, CN spent close to $300 million in rail infrastructure to preserve the quality and integrity of the physical plant.  Included in the approximately US$300 million spent on rail infrastructure projects in the United States, is the continuing investment in the Company’s multi-year US$100 million upgrade of Harrison Yard in Memphis and an investment in new and extended sidings to permit more efficient operations. The Company also continued its investment in equipment spending, which reached approximately $200 million in 2008 and included the acquisition of new fuel-efficient locomotives, as well as improvements to the existing fleet. CN also spent approximately $300 million on facilities to grow the business, including transloads and distribution centers, information technology to improve service and operating efficiency, and other projects to increase productivity.

In October 2008, CN committed to the acquisition of 232 rapid-discharge ore cars and the refurbishment of 500 existing ore cars as part of a long-term plan to upgrade the Company’s car fleet for transporting pelletized iron ore produced in the Upper Midwest with expected delivery of the new ore cars starting in January 2009. The refurbishment of 500 existing ore cars began in 2008 and included the installation of new trucks and couplers, modernizing the braking system and repairing outlet gates. CN’s plans are to acquire more new iron ore cars over the following three to five years that will permit the retirement of an equivalent number of cars from CN’s existing fleet. The fleet renewal program is designed to increase rail efficiency and deliver better service to CN’s iron-ore customers, including those for whom CN hauls pelletized iron ore in unit trains from mines in northern Minnesota and Michigan primarily to Great Lakes ports, for transportation to North American steel producers as well as to overseas markets.

In December 2008, CN ordered 40 additional high-horsepower locomotives from EMD and secured an option for 50 more of the EMD locomotives.  The 40 EMD SD70M-2 locomotives are scheduled for delivery in early 2010, with an option for 50 more of the 4,300 horsepower locomotives by 2011. This acquisition will enable retirement of older locomotives and the new EMD locomotives will be up to 20 per cent more fuel efficient than the ones they replace and comply fully with the latest regulatory requirements for reduced locomotive emissions. All of the new locomotives will have improved crew cabs that will also be isolated from the frame to reduce noise and vibration for train personnel. In addition, the units will be equipped with DP capability.

Financial Management Initiatives

In May 2008, CN closed a US$650 million debt offering of US$325 million (C$331 million) 4.95% Notes due 2014, and US$325 million (C$331 million) 5.55% Notes due 2018. CN used the net proceeds of US$643 million from the offering to repay a portion of its commercial paper outstanding and to reduce its accounts receivable securitization program. The indebtedness that was repaid had been incurred for general corporate purposes, including CN’s share repurchase program. The debt offering was made in the United States under the shelf registration statement CN filed in December 2007.

In July 2008, the Board of Directors of the Company approved a new share repurchase program, which allowed for the repurchase of up to 25.0 million Common Shares between July 28, 2008 and July 20, 2009 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the TSX. As at December 31, 2008, under this share repurchase program, 6.1 million Common Shares had been repurchased for $331 million, at a weighted-average price of $54.42 per share. The Company’s previous share repurchase program, initiated in July 2007, allowed for the repurchase of up to 33.0 million Common Shares between July 26, 2007 and July 25, 2008, pursuant to a normal course issuer bid, at prevailing market prices. In June 2008, the Company ended this share repurchase program under which it repurchased 31.0 million Common Shares for $1,588 million at a weighted-average price of $51.22 per share.

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

2007 Highlights

Acquisitions and Dispositions

In September 2007, CN entered into an agreement with U.S. Steel for the acquisition of the key operations of EJ&E. Please see the 2009 Highlights, above, for a further discussion of this acquisition.

In November 2007, CN finalized an agreement with Homburg Invest Inc. to sell its Central Station Complex in Montreal for proceeds of $355 million before transaction costs. Under the agreement, CN entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities. The transaction resulted in a gain on disposal of $222 million, including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms. A gain of $92 million ($64 million after-tax) was recognized in Other income.

In November 2007, Germany’s state-owned railway, Deutsche Bahn AG, acquired all of the shares of the English Welsh and Scottish Railway (“EWS”), a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel Tunnel, and in which the Company had a 32% ownership interest, for which CN accounted using the equity method. Pursuant to the sale of the Company’s investment in EWS, a gain on disposal of $61 million ($41 million after-tax) was recognized. The Company’s share of the cash proceeds was $114 million and  an additional amount of £18 million (Cdn$36 million) was placed in escrow to be recognized when defined contingencies are resolved. At December 31, 2009, £2 million (C$4 million) remained in escrow.

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

In June 2007, CN committed itself to the acquisition of 65 new fuel-efficient, high-horsepower locomotives scheduled for delivery over a two-year period. These are in addition to the 65 locomotives previously ordered for delivery in 2007. In addition to offering improved reliability, the new units are about 15 per cent more fuel efficient than the locomotives they replace and comply fully with the latest regulatory requirements for reduced locomotive emissions. The new locomotive orders are part of a major fuel conservation program by CN and will ultimately permit the retirement of 145 older locomotives. All of these 130 new locomotives CN ordered, the last of which were delivered in Q1 2009, are equipped with DP capability, which allows them to be placed in the middle of a freight train and to be remotely controlled from the lead locomotive.

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

In October 2007, CN began operation of its Prince George intermodal and distribution centre terminal. Prince George, situated 500 miles east of Prince Rupert, is in close proximity to British Columbia’s large fibre reserves and other natural resources and is CN’s divisional headquarters and main operations hub in northern B.C. Built by CN at a cost of $20 million, the Prince George facility is ideally located to tap backhaul export opportunities, filling empty containers moving to Asia via Prince Rupert with lumber, panels, woodpulp and paper. It is designed to help CN maximize revenue potential generated from the new terminal at Prince Rupert. The Prince George Distribution Centre has an 84,000 square-foot warehouse and 10 acres of outside storage. A full range of services is provided by CN WorldWide North America, including product transfer, inspection, consolidation/deconsolidation, inventory control and transportation. Loaded containers are lifted onto railway flatcars at CN’s new adjacent intermodal rail yard, which features two 2,400-foot pad tracks, trucking and truck-pick-up capabilities and an automated gate system. CN is providing direct, daily rail service from the Prince George facility to the Port of Prince Rupert.

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

Financial Management Initiatives

As mentioned above in the 2008 Highlights, in July 2007, the Board of Directors of the Company approved a share repurchase program, which allowed for the repurchase of up to 33.0 million Common Shares between July 26, 2007 and July 25, 2008 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the TSX. In June 2008, the Company ended this repurchase program under which it repurchased 31.0 million Common Shares for $1,588 million at a weighted average price of $51.22 per share. The Company’s previous share repurchase program, initiated in July 2006, allowed for the repurchase of up to 28.0 million Common Shares between July 25, 2006 and July 24, 2007, pursuant to a normal course issuer bid, at prevailing market prices. In June 2007, the Company completed this share repurchase program for a total of $1,453 million, at a weighted-average price of $51.88 per share.

In September 2007, CN used up the remaining borrowing capacity under its shelf prospectus and registration statement filed in May 2006 to issue a US$550 million debt offering composed of US$250 million (C$250 million) 5.85% Notes due 2017, and US$300 million (C$300 million) 6.375% Debentures due 2037. CN used the net proceeds of US$544 million from the offering to repay a portion of its outstanding commercial paper and to reduce its accounts receivable securitization program. The indebtedness being repaid was incurred for general corporate purposes, including for the financing of CN’s share repurchase program.

In December 2007, CN filed a shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (“SEC”), expiring in January 2010, providing for the issuance by CN of up to US$2.5 billion of debt securities in Canadian and U.S. markets in one or more offerings. CN used the net proceeds from the sale of debt securities under the shelf prospectus and registration statement for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions, and other business opportunities.

Significant Cooperation Agreements

 In 2007, CN concluded several cooperation agreements, including the following:

•	In June 2007, CN and Kansas City Southern Railway (“KCS”) concluded a routing protocol to streamline the interchange of traffic in a way that reduces both miles and handlings.

•	In November 2007, CN and CP concluded a routing protocol to expedite the exchange of interline freight traffic at key gateways in both Canada and the U.S.

2007 also saw the conclusion of additional co-production agreements covering various parts of CN’s network, including one with NS in March 2007 and one with Ontario Northland Railway in May 2007. The shared facilities and joint operations enabled by these agreements help to drive operational efficiencies as well as asset utilization improvements for each of the participating carriers.

3.2	Anticipated Developments

For a discussion of anticipated developments for 2010, please see the section entitled “Strategy overview” on pages 46 to 48 of the  MD&A, which are incorporated by reference herein.  The MD&A may be found on SEDAR at www.sedar.com.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1	Overview

CN is engaged in the rail and related transportation business. CN’s network of approximately 21,100 route miles spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, British Columbia, Montreal, Halifax, New Orleans, and Mobile, Alabama and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis and Jackson, Mississippi, with connections to all points in North America. CN’s extensive network, and its co-production agreements, routing protocols, marketing alliances and interline agreements, provide CN customers access to all three North American Free Trade (NAFTA) nations. The Company’s freight revenues are derived from seven commodity groups, representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. In 2009, no individual commodity group accounted for more than 18% of revenues. From a geographical standpoint, in 2009, 19% of revenues came from U.S. domestic traffic, 28% from transborder traffic, 24% from Canadian domestic traffic, and 29% from overseas traffic. For more information on CN’s commodity groups, including their respective revenues for the last two years and their principal markets and economic drivers, please see pages 52 to 57 of the MD&A, which are incorporated by reference herein.

CN was the originating carrier for approximately 85% of traffic moving along its network in 2009. This allows the Company both to capitalize on service advantages and to build on opportunities to efficiently use assets.

4.2	Commodity Groups

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton mile and carload information, please see pages 52 to 57 of the MD&A, which are incorporated by reference herein.

4.3	Competitive Conditions

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the discussion of Business risks located on page 87 of the MD&A, which is incorporated by reference herein.

4.4	Labor

As at December 31, 2009, CN employed a total of 21,501 employees.

For a discussion of CN’s labor negotiations, see the section entitled “Labor negotiations” in the Business risks discussion located on pages 88 and 89 of the MD&A, which are incorporated by reference herein.

4.5	Social Policies

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a comprehensive Human Rights Policy and a Harassment Free Environment Policy for its Canadian employees and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees. These policies affirm CN’s commitment to ensuring that there is no discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other prohibited grounds of discrimination. The policy extends to recruitment, selection and compensation practices, as well as to working conditions and the work environment.  All Company vice-presidents have been mandated with the responsibility of implementing these policies and ensuring that all work practices are in compliance.  Internal complaint procedures have been established whereby any person covered by the Harassment Free Environment Policy (for Canadian employees) and the Equal Employment Opportunity Policy or the Prohibited Harassment, Discrimination and Anti-Retaliation Policy (for U.S. employees) can contact his or her human resources director or human resources manager who will address their complaint. The employee can also call the Human Resources Center and the complaint will be forwarded to the appropriate human resources manager for further handling.

4.6	Regulation

The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the “Agency”) under the Canada Transportation Act (the “CTA”), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the U.S. Surface Transportation Board (“STB”) and (ii) safety regulation by the Federal Railroad Administration (the “FRA”).  As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.   The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (“EPA”) has authority to regulate air emissions from these vessels.

With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes.  In the U.S., rail safety regulation is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In addition, the Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (“TSA”), which is part of the U.S. Department of Homeland Security (“DHS”) and the Pipeline and Hazardous Materials Safety Administration (“PHMSA”), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (“CBP”), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (“CBSA”).

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

When a railroad operator wants to sell or abandon lines, the CTA encourages their sale to short-line operators and provides the framework for line abandonment. The railroads are required to publish a plan for lines it intends to sell or discontinue within the next three years. For discontinuance, the line must be advertised as being for sale to the public for continued operation and, if no interest is shown, must be offered specifically for sale to applicable federal, provincial and municipal governments as well as urban transit authorities. The entire process is intended to take at most 22 months. The Company’s operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labor regulations, which are in many respects similar when comparing Canadian and U.S. regulations.

Periodically, a comprehensive review is made by the federal government of the effectiveness of the CTA, the Canadian Railway Safety Act and other statutes related to transportation, which may prompt regulatory amendments as a result. For a further discussion of recent and pending legislative and other regulatory developments in Canada, see the section entitled “Regulation” in the Business risks discussion located on pages 90 to 93 of the MD&A, which are incorporated by reference herein.

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

For a further discussion of government regulation with respect, in particular, to Canada-U.S. Customs, U.S. Homeland Security, and the transportation of hazardous material, as well as recent and pending developments in legislative and regulatory reform in the U.S., see the section entitled “Regulation” in the Business risks discussion located at pages 90 to 93 of the MD&A, which are incorporated by reference herein.

4.7	Environmental Matters

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs compliance and capital  costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

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

See Note 17 – Major commitments and contingencies (paragraph D), to the Financial Statements for a further discussion of environmental matters, as well as the section entitled “Environmental claims”, on pages 79 to 81 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on pages 87 and 88 of the MD&A, which are incorporated by reference herein.

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

Legal Proceedings

As of the date hereof, the only legal proceedings to which CN is a party involving claims for damages in excess of 10% of its current assets are described below.  It is not currently expected, however, that such litigation proceedings will have a material adverse effect on the consolidated financial position or results of operations of CN.  The Company will regularly assess its position as events progress.

A proposed class proceeding was brought before the Ontario Superior Court of Justice on March 19, 2008 by a representative plaintiff who proposes to represent all current and former non-unionized employees of CN in Canada who are or were first line supervisors on and after July 5, 2002. The plaintiff alleges that CN has breached its obligations under the Canada Labour Code with respect to overtime pay and other related matters.  The plaintiff claims $250 million in general damages and $50 million in punitive damages.  CN is opposing certification of the action as a class action. The certification hearing is scheduled for April 12, 2010.

See Note 17 – Major commitments and contingencies (paragraph C) to the Financial Statements, for a further discussion of legal actions, as well as pages 78 and 79 of the MD&A for a general discussion of personal injury and other claims, which are incorporated by reference herein.

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

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 87 to 95 of the MD&A, which pages are incorporated by reference herein. See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

ITEM 5	DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.21 per share, starting with the first quarter of 2007, was increased to $0.23 per share, starting with the first quarter of 2008; the quarterly dividend was next increased to $0.2525 per share, starting with the first quarter of 2009 and to $0.27 per share, starting with the first quarter of 2010. There can be no assurance as to the amount or timing of such dividends in the future.

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

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2009.

MONTH	HIGH	LOW	VOLUME
January	48.68	38.90	26,746,593
February	47.18	38.98	20,278,242
March	47.00	37.85	33,005,559
April	51.24	44.09	28,113,478
May	51.47	44.35	23,451,430
June	51.00	45.60	25,167,409
July	53.23	44.31	20,776,882
August	55.00	52.00	15,567,537
September	55.39	51.05	18,897,861
October	55.19	50.75	18,573,095
November	58.20	51.25	14,495,822
December	59.14	55.41	14,596,475

8.2	Prior Sales

In February 2009, CN, under its shelf prospectus and registration statement filed in December 2007, issued a US$550 million debt offering of  5.55% Notes due in 2019, which is detailed in the following table.

Security	Notes due 2019
Size of Offering:	US$550,000,000
Maturity Date:	March 1, 2019
Coupon Rate:	5.55%
Net Proceeds of Issue:	US$540,270,500
Public Offering Price:	98.881% per note
Application of Proceeds:
Repay a portion of outstanding commercial paper and reduce a portion of its accounts receivable securitization program. The indebtedness being repaid was incurred by the Company for general corporate purposes, including for the financing of the Company’s recent acquisitions of the principal lines of the EJ&E and three railway subsidiaries and a rail-freight ferry operation of the QRC.

In the ordinary course of business, the Company also issues commercial paper with maturities of less than 12 months. There was no commercial paper outstanding as at December 31, 2009.

ITEM 9	DIRECTORS AND EXECUTIVE OFFICERS

9.1	Directors

The Directors are elected by the Shareholders at the Annual General Meeting, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election.  The following table lists the Directors of the Company as of the date hereof:

Name and Province or State of Residence	Date of First Election to Board	Principal Occupations within the Preceding Five Years

Michael R. Armellino, CFA New Jersey, U.S.A.	May 7, 1996	Retired Partner, The Goldman Sachs Group, LP (investment bank)

A. Charles Baillie, O.C., LL.D. Ontario, Canada	April 15, 2003	Retired Chairman and Chief Executive Officer, The Toronto-Dominion Bank (bank)

Hugh J. Bolton, FCA Alberta, Canada	April 15, 2003	Chairman, Epcor Utilities Inc. (energy and energy-related services provider)

Ambassador Gordon D. Giffin Georgia, U.S.A.	May 1, 2001	Senior Partner, McKenna Long & Aldridge (law firm)

Edith E. Holiday District of Columbia, U.S.A.	June 1, 2001	Corporate Director and Trustee, and former General Counsel, United States Treasury Department and Secretary of the Cabinet,The White House

Name and Province or State of Residence	Date of First Election to Board	Principal Occupations within the Preceding Five Years

V. Maureen Kempston Darkes, O.C., D. Comm. LL.D. Florida, U.S.A.	March 29, 1995	Corporate Director, and former Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation

The Hon. Denis Losier, P.C., LL.D. New Brunswick, Canada	October 25, 1994	President and Chief Executive Officer, Assumption Life (life insurance company)

The Hon. Edward C. Lumley, P.C., LL.D. Ontario, Canada	July 4, 1996	Vice-Chairman, BMO Capital Markets (investment bank)

David G. A. McLean, O.B.C., LL.D., British Columbia, Canada	August 31, 1994	Chair and Chief Executive Officer, The McLean Group (real estate investment, film and television facilities, communications and helicopter charters)

Claude Mongeau Quebec, Canada	October 20, 2009	President and Chief Executive Officer, CN; Executive Vice-President, CN; Executive Vice-President and Chief Financial Officer, CN

Robert Pace Nova Scotia, Canada	October 25, 1994	President and Chief Executive Officer, The Pace Group (private holding company)

Committee Membership

The membership of each Board committee is composed of the following Directors:

Audit Committee

Michael R. Armellino,  Hugh J. Bolton, Ambassador Gordon D. Giffin, The Hon. Denis Losier (chair), Robert Pace.

Corporate Governance and Nominating Committee

Hugh J. Bolton, Edith E. Holiday, The Hon. Denis Losier, David G. A. McLean (chair), Robert Pace.

Environment, Safety and Security Committee

A. Charles Baillie, Edith E. Holiday, V. Maureen Kempston Darkes (chair), The Hon. Edward C. Lumley, David G. A. McLean.

Finance Committee

Michael R. Armellino, A. Charles Baillie (chair), Ambassador Gordon D. Giffin, V. Maureen Kempston Darkes, The Hon. Edward C. Lumley.

Human Resources and Compensation Committee

A. Charles Baillie, Hugh J. Bolton, Ambassador Gordon D. Giffin, Edith E. Holiday, The Hon. Edward C. Lumley, David G. A. McLean, Robert Pace (chair).

Investment Committee of CN’s Pension Trust Funds

Michael R. Armellino, A. Charles Baillie, Edith E. Holiday, V. Maureen Kempston Darkes, The Hon. Denis Losier, The Hon. Edward C. Lumley (chair), David G. A. McLean, Robert Pace.

Strategic Planning Committee

Michael R. Armellino (chair), A. Charles Baillie, Hugh J. Bolton, Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes, The Hon. Denis Losier, The Hon. Edward C. Lumley, David G. A. McLean, Claude Mongeau, Robert Pace.

9.2	Audit Committee Disclosure

Composition of the Audit Committee

The Audit Committee is composed of five “independent” directors, namely, Denis Losier, chair of the Committee, Michael R. Armellino, Hugh J. Bolton, Ambassador Gordon D. Giffin and Robert Pace.

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

Mr. Bolton is the Chairman of the Board of Directors of EPCOR Utilities Inc. and Matrikon Inc. Mr. Bolton is a director and member of the audit committees of Teck Resources Ltd. and WestJet Airlines Ltd. From 1992 to 1998, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Alberta Institute of Chartered Accountants. He holds an undergraduate degree in economics from the University of Alberta.

Mr. Giffin is Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years. Mr. Giffin was United States Ambassador to Canada from August 1997 to April 2001. He is also a director and member of the audit committee of Canadian Natural Resources Limited, as well as a director of Canadian Imperial Bank of Commerce, TransAlta Corporation and Just Energy Income Fund and was previously a member of the audit committee of AbitibiBowater Inc.

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the Board of Directors of Maritime Broadcasting Systems Limited, High Liner Foods Incorporated, Hydro One and is board chair of Overland Realty Limited.  Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 25 years of business experience.

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2009 and 2008, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees	2009(1)	2008(1)

Audit	$2,812,000	$2,794,000

Audit-related	$1,134,000	$1,170,000

Tax	$811,000	$797,000

Other	——	——
Total Fees	$4,757,000	$4,761,000
	(1)Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2009 and 2008 that were required to be pre-approved.

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

9.3	Executive Officers

As of the date hereof, the following are the senior executive officers of the Company:

Name and Province or State of Residence	Position	Principal Occupations within the Preceding Five Years

Claude Mongeau Quebec, Canada	President and Chief Executive Officer	Executive Vice-President; Executive Vice-President and Chief Financial Officer;

Russell Hiscock Quebec, Canada	President and Chief Executive Officer, CN Investment Division	President and Chief Executive Officer, CN Investment Division; General Manager; Manager Common Stocks (Canada), CN Investment Division;

Mike Cory Alberta, Canada	Senior Vice-President, Western Region
Senior Vice-President, Western Region; Senior Vice-President, Eastern Region; Vice-President, Operations, Eastern Region; Vice-President, Operations, Western Region; Assistant Vice-President, Network Operations; General Manager, Operations, Michigan Sub Region; Network Operations Superintendent; Director, Service Design;

Keith E. Creel Illinois, U.S.A.	Executive Vice-President and Chief Operating Officer	Executive Vice-President, Operations; Senior Vice-President, Eastern Region;

Name and Province or State of Residence	Position	Principal Occupations within the Preceding Five Years

Sameh Fahmy Quebec, Canada	Senior Vice-President, Engineering, Mechanical and Supply Management	Senior Vice-President, Engineering, Mechanical and Supply Management;

Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer	Executive Vice-President Corporate Services and Chief Legal Officer; Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary;

Stan Jablonski Quebec, Canada	Senior Vice-President, Sales	Senior Vice-President, Sales; Vice-President, Sales;

Luc Jobin Quebec, Canada	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer; Executive Vice-President, Power Corporation of Canada; President and Chief Executive Officer, Imperial Tobacco;

Jeff Liepelt Ontario, Canada	Senior Vice-President, Eastern Region	Vice-President, Eastern Region; Vice-President, Operations, Southern Region; General Manager, Wisconsin Division;

Kimberly A. Madigan Quebec, Canada	Vice-President, Human Resources	Vice-President, People; Vice-President, Labour Relations – North America;

Robert Noorigian Quebec, Canada	Vice-President, Investor Relations	Vice-President, Investor Relations;

Jean-Jacques Ruest Quebec, Canada	Executive Vice-President and Chief Marketing Officer	Senior Vice-President, Marketing; Vice-President, Marketing;

Jim Vena, Illinois, U.S.A.	Senior Vice-President, Southern Region
Senior Vice-President, Southern Region; Senior Vice-President, Western Region; Senior Vice-President, Eastern Region; Vice- President, Operations; Vice-President, Champlain District; General Manager, Prairie;

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at February 4, 2010, the Directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 5.5 million Common Shares of the Company, representing approximately 1.16% of the outstanding Common Shares.

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

(iii)
Mr. Mongeau, a director and the new President and Chief Executive Officer of the Company, became a director of Nortel Networks Corporation ("NNC") and Nortel Networks Limited ("NNL") on June 29, 2006.  On January 14, 2009, NNC, NNL and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa (EMEA) subsidiaries made consequential filings in Europe and the Middle East.  These proceedings are ongoing. Mr. Mongeau resigned as a director of NNC and NNL effective August 10, 2009.

Mr. Mongeau was also acting as a director of 360networks Corporation (“360networks”) prior to the latter filing for creditor protection on June 28, 2001. 360networks underwent restructuring in 2002 and sold its Canadian assets to Bell Canada in November 2004. Mr. Mongeau resigned as a director of 360networks with effect as of June 28, 2001;

(iv)
Mrs. Kempston Darkes, a director of the Company, was an officer of General Motors Corporation (“GM”) when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired the most valuable assets. Mrs. Kempston Darkes retired as a GM officer on December 1, 2009; and

(v)
Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. until January 22, 2009. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009. Mr. Giffin is no longer a director of AbitibiBowater Inc.

ITEM 10	INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2009 Annual Consolidated Financial Statements and Notes thereto prepared under U.S. generally accepted accounting principles.  We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Rules of the Code of Ethics of the Ordre des comptables agréés du Quebec.

ITEM 11	ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and Management’s Discussion & Analysis for its most recently completed financial year.  Additional information, including Directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular prepared in respect of its annual meeting of shareholders to be held on April 27, 2010 (the “Circular”).  The Circular will become available on SEDAR at www.sedar.com on or about March 22, 2010.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

1.	Membership and Quorum

•	a minimum of five Directors appointed by the Board, one of whom must be the chair of the Human Resources and Compensation Committee;

•
only Independent  Directors, as determined by the Board of Directors and following the Canadian and U.S. Securities’ legislation and regulations, may be appointed to the Audit Committee. A member of the Audit Committee may not, other than in his or her capacity as a Director or member of a board committee and subject to the exceptions provided in Canadian and U.S. laws and regulations, accept directly or indirectly any fee from CN or any subsidiary of CN nor be an affiliated person of CN or any subsidiary of CN;

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

CANADIAN NATIONAL RAILWAY COMPANY

By:	/s/ Sean Finn
	Name:	Sean Finn
	Title:	Executive Vice-President Corporate Services and Chief Legal Officer
	Date:	February 5, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2009*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2009*

99.3	Consent of KPMG LLP.

99.4	CEO Section 302 Certification.

99.5	CFO Section 302 Certification.

99.6	CEO and CFO Section 906 Certification.

101	Interactive Data File*
____________
*Incorporated by reference to the Registrant’s Form 6-K dated February 5, 2010.