Form 40-F
period 2010-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2011-02-09
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY
(Exact name of registrant as specified in its charter)

Canada	4011	E.I. 980018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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
At December 31, 2010, 459, 356,763 common shares were issued and outstanding.

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☒   No  ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒   No  ☐

2

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Canadian National Railway Company’s President and Chief Executive Officer (the “CEO”) and its Executive Vice-President and Chief Financial Officer (the "CFO"), after evaluating the effectiveness of Canadian National Railway Company’s "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2010 (the “Evaluation Date”), have concluded that as of the Evaluation Date, Canadian National Railway Company’s disclosure controls and procedures were effective, providing effective means to ensure that information required to be disclosed by Canadian National Railway Company and its consolidated subsidiaries (the “Registrant” or the “Company”) in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the United States Securities and Exchange Commission's rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

The report of management on our internal control over financial reporting is located under the heading “Management’s Report on Internal Control Over Financial Reporting” in our audited consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report on our internal control over financial reporting is located under the heading “Report of Independent Registered Public Accounting Firm” in our audited consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2010, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Business Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct is available at the Registrant’s Internet website, www.cn.ca, under the caption “Corporate Governance.” Any amendments to the Code of Business Conduct will be posted at the Registrant’s Internet website at the address listed above.

3

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading  “Auditors’ Fees” in Item 9.2 of the Registrant’s 2010 annual information form included in this Form 40-F.

 OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off Balance Sheet Arrangements” set forth in the 2010 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the 2010 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit Committee are set forth under the heading “Composition of the Audit Committee” in Item 9.2 of the Registrant’s 2010 annual information form included in this Form 40-F .

CORPORATE GOVERNANCE PRACTICES

The Registrant’s board of directors has reviewed the Registrant’s corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission, as well as the NYSE Corporate Governance Standards (the “NYSE Standards”). Except as disclosed on its website, the Registrant’s corporate governance practices do not differ significantly from that followed by U.S. domestic companies under the NYSE Standards. A discussion of differences is available at the Registrant’s Internet website, www.cn.ca under the caption “Corporate Governance”.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.

4

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN NATIONAL RAILWAY COMPANY
By:	/s/ Sean Finn
	Name:	Sean Finn
	Title:	Executive Vice-President Corporate Services and Chief Legal Officer
	Date:	February 9, 2011

CANADIAN NATIONAL
RAILWAY COMPANY

2010

ANNUAL INFORMATION FORM

February 9, 2011

TABLE OF CONTENTS

		Annual Information Form	Management's Discussion & Analysis (as filed on February 9, 2011) Incorporated by Reference
Item 1	General Information	3
Item 2	Incorporation	4
2.1	Incorporation of the Issuer	4
2.2	Subsidiaries	4
Item 3	General Development of the Business	5
3.1	General Development of the Business During the Last Three Years	5
3.2	Anticipated Developments	11	46-49
Item 4	Description of the Business	12
4.1	Overview	12
4.2	Commodity Groups	12	53-58
4.3	Competitive Conditions	12	89
4.4	Labor	12	90-91
4.5	Social Policies	12
4.6	Regulation	13	91-95
4.7	Environmental Matters	15	81-83, 89-90
4.8	Legal Matters	16	80-81
4.9	Risk Factors	17	89-97
Item 5	Dividends	17
Item 6	Description of Capital Structure	17
6.1	General Description of Capital Structure	17
6.2	Share Ownership Constraints	18
6.3	Ratings of Debt Securities	18
Item 7	Transfer Agent and Registrar	19
Item 8	Market for Securities	20
8.1	Trading Price and Volume	20
8.2	Prior Sales	20
Item 9	Directors and Executive Officers	20
9.1	Directors	20
9.2	Audit Committee Disclosure	22
9.3	Executive Officers	25
9.4	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	26
Item 10	Interest of Experts	27
Item 11	Additional Information	27
Schedule A	Charter of the Audit Committee	28

Item 1	GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (“AIF”), the information contained herein is given as of December 31, 2010.  All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (“U.S. GAAP”), unless otherwise indicated.

Certain statements contained in this AIF or incorporated by reference herein may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws.  These statements generally can be identified by the use of the conditional, the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “propose” or the negative of these terms or variations of them or similar terminology. All statements, other than statements of historical facts, included or incorporated by reference herein that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company, and other such matters, are forward-looking statements.  CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions.  The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to long-term growth opportunities; statements that the Company is benefiting from a recovery in many markets reflecting an economic turnaround; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program.

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
Statements relating to general economic and business conditions, including those referring to long-term growth opportunities and the Company benefiting from a recovery in many markets reflecting an economic turnaround
	●	Continued recovery in the North American economy at a slower pace than 2010 Continued recovery in the North American economy at a slower pace than 2010
	●	Improving global economic conditions
	●	Long-term growth opportunities being less affected by current economic conditions
	●	Improving carload traffic
Statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments and capital spending	●	Continued recovery in the North American economy at a slower pace than 2010
	●	Improving global economic conditions
	●	Adequate credit ratios
	●	Investment grade credit rating
	●	Access to capital markets
	●	Adequate cash generated from operations
Statements relating to pension contributions	●	Reasonable level of funding as determined by actuarial valuations
	●	Adequate return on investment on pension plan assets
	●	Adequate cash generated from operations

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations,  proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to the discussion of these risk factors in CN’s 2010 Management’s Discussion and Analysis (the “MD&A”), for detailed information on major risk factors, which documents may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws.  In the event the Company does update any forward-looking statement, no inference should be made that it will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

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

CN’s principal subsidiaries as of December 31, 2010, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

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

CN’s goal is to grow its business profitably, creating value for its customers and generating an adequate and sustainable return on capital invested. To reach that goal, CN focuses on strategies and initiatives that allow it to continually improve service, seize upon a range of business opportunities, and achieve productivity gains throughout the organization. The initiatives undertaken by CN in the last three years to achieve its growth and profitability goals and to enhance shareholder value can be grouped into a few key areas. These include acquisitions and dispositions, targeted capital investment spending and other initiatives to strengthen the Company’s position in the marketplace, cooperation and co-production agreements with other carriers and collaboration agreements with supply chain stakeholders, as well as financial management initiatives as described below:

2010 Highlights

Acquisitions and Dispositions

In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow at the time of disposal and was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after tax).

Strategic Initiatives and Capital Spending

In 2010, CN invested approximately $1.7 billion on capital programs, of which approximately $1 billion was for track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, including the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern Railway Company (“EJ&E”) property that was acquired in 2009. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in Western and Eastern Canada. CN’s equipment spending, which totaled approximately $400 million in 2010, is intended to improve the quality of the fleet to meet customer requirements, and includes the acquisition of 102 new high-horsepower locomotives and the lease buyout of 25 high-horsepower locomotives. CN also spent approximately $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

In February 2010, CN announced its intention to establish a new CN Calgary Logistics Park in Conrich, located in Rocky View County north east of Calgary (the “Logistics Park”).  The 680-acre park, which involves investment in excess of $100 million, is planned to include a state-of-the-art intermodal terminal with room for customers to co-locate with CN and custom build their facility in place. The Logistics Park will be designed to include a multi commodity transload and warehouse facility, an automotive compound, and a liquid/bulk transload and distribution facility. The site is strategically located a few miles east of the Calgary Airport, on Twp Road 250/ McKnight Boulevard, providing access to Stoney Trail and other major roadways. Calgary is the third largest distribution centre in Canada and is becoming the logistics hub of Western Canada, serving a rapidly expanding market. The new site provides ample space for current and planned customer initiatives, and the park will be designed to allow easy expansion as the Calgary hub continues to grow.  The new CN Logistics Park will offer the potential for a total warehousing footprint of over two million square feet to customers who need to distribute their goods across Western Canada, whether sourced from Asia through the West Coast or coming from Eastern Canada and the US.  This project is subject to regulatory approval, including a thorough environmental assessment and public consultation. With a scheduled opening expected in 2013, most of CN's Calgary yard operations will shift to the new Logistics Park.

In November 2010, CN and North America Stevedoring Company, LLC (“NASCO”) agreed on the construction of a new multi-modal steel transloading facility in Chicago, the North American hub for steel transportation. NASCO is a division of Quebec Stevedoring Company Ltd. (“QSL”). The new facility, located at the Port of Chicago on 190 acres of land adjacent to CN's Kirk Yard and Interstate 90, roughly 13 miles south of downtown Chicago, is designed to offer producers multi-modal transportation options by rail, truck, intermodal container, inland barge, and ocean-going vessel for steel coil, sheet, plate, bar, structural, pipe and tube products, as well as dimensional loads and heavy equipment, beginning in 2011.  The goal of the Chicago Metals & Minerals Transload facility will be to give both CN and NASCO a strong foothold in the most important steel market in North America as approximately half of steel production and consumption on the continent takes place within a 300-mile radius of Chicago.

Financial Management Initiatives

In January 2010, the Board of Directors of the Company approved a new share repurchase program, which allowed for the repurchase of up to 15.0 million Common Shares between January 29, 2010 and December 31, 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees or such other price as may be permitted by the TSX. As at December 31, 2010, under this share repurchase program, 15.0 million Common Shares had been repurchased for $913 million, at a weighted-average price of $60.86 per share including brokerage fees. CN had not purchased any Common Shares during the previous 12 months. On January 24, 2011, the Board of Directors of the Company approved a new share repurchase program, which allows for the repurchase of up to 16.5 million Common Shares between January 28, 2011 and December 31, 2011 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the TSX.

In February 2010, the Company reduced the limit in its accounts receivable securitization program from $350 million to $100 million, where it will remain at $100 million until the expiry of the program in May 2011.  For this program, the Company has a five-year agreement to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust. Although originally the program limit was set at $600 million, subsequent reductions to the program limit reflect the anticipated reduction in the use of the program.

Significant Cooperation Agreements

As part of an ongoing effort to improve productivity and capacity, CN periodically enters into cooperation agreements with other carriers and supply chain stakeholders, including service level agreements, track and infrastructure exchanges, co-production, haulage and track access agreements, as well as routing protocols that endeavour to emphasize more efficient interchanges to bypass congested terminals.

In order to improve the fluidity and efficiency of the supply chain while enhancing customer service, CN has entered into service level agreements and supply chain collaboration agreements with various stakeholders, including the port and terminal operators served by CN. In addition to establishing processes and procedures that facilitate cooperation among the various stakeholders, these agreements set performance benchmarks and measures that foster shared accountability. In 2010, CN announced a number of these agreements that include the following:

•
In April 2010, CN, the Halifax Port Authority, Cerescorp Company Limited and Halterm Container Terminal Limited announced an innovative agreement to better measure and align each party's performance in the Halifax Gateway supply chain and enhance the port's role as a preferred gateway on the East coast to Ontario, Quebec and the U.S. Midwest markets from Europe, South Asia and Southeast Asia.

•	In May 2010, Port Metro Vancouver (“PMV”) and CN announced a supply chain collaboration agreement to drive further efficiencies at the port and recognize the importance of shared accountability.

•
In June 2010, TSI Terminal Systems Inc. (“TSI”) and CN signed a supply chain collaboration agreement aiming to enhance service levels to their mutual customers and draw greater volumes of container traffic over PMV. The agreement is designed to drive strong mutual focus on system efficiencies, improved communication, and close monitoring of their gateway performance.

•
In July 2010, CN and TSI signed a comprehensive Service Level Agreement (“SLA”), which establishes specific performance targets and measurement tools, flows from the CN-TSI supply chain collaboration agreement announced the previous month that commits the parties to drive greater efficiencies and improve customer service at the Vancouver gateway for traffic between Asia and Central Canada/U.S. Midwest markets.

•
In August 2010, the Port of Quebec, International-Matex Tank Terminals, a terminal operator at the port, and CN signed a service arrangement designed to reduce transit times for shipments destined to Toronto to 38 hours from 53 hours.

•
In September 2010, CN and DP World, operators of the Centerm Terminal in Vancouver, signed a comprehensive SLA designed to further enhance the competitiveness of Canada's Pacific Gateway and improve services for customers.

•
In September 2010, CN, the Prince Rupert Port Authority and Maher Terminals Holding Corp. signed a Level of Service Agreement to promote and better measure improvements in port performance and to enhance Prince Rupert's role as a preferred gateway of choice on the West coast for Central Canada and U.S. Midwest markets.

•
In October 2010, CN, Western Stevedoring Company Ltd. and several forest-products companies reached a memorandum of understanding for seven-day-a-week unloading services at Western Stevedoring's Lynnterm Terminal at PMV. The tri-partite agreement among the railway, terminal and forest-products customers aims to produce a more consistent flow of forest-products traffic through Lynnterm Terminal and help improve supply chain efficiencies at PMV.

2009 Highlights

Acquisitions and Dispositions

In January 2009, the Company acquired the principal rail lines of the EJ&E for a total cash consideration of US$300 million (C$373 million) paid with cash on hand. The EJ&E is a short-line railway previously owned by U.S. Steel Corporation (“U.S. Steel”) that operated over 198 miles of track in and around Chicago and served steel mills, petrochemical customers, utility plants and distribution centres in northeastern Illinois and northwestern Indiana, as well as connects with all the major railroads entering and exiting Chicago. Under the terms of the acquisition agreement, the Company acquired substantially all of the railroad operations of EJ&E, except those that supported the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.  The acquisition is expected to drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion in the Chicago area.  At time of acquisition, the Company committed to spend over the next few years approximately US$100 million for railroad infrastructure improvements and over US$60 million under a series of mitigation agreements with individual communities, a comprehensive voluntary mitigation program and additional conditions imposed by the U.S. Surface Transportation Board.

In March 2009, CN entered into an agreement with GO Transit, a Toronto, Ontario area commuter rail agency, to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Weston Rail Property”), for cash proceeds of $160 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Weston Rail

Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after tax).

In May 2009, CN concluded agreements to sell three Mississippi rail line segments to Grenada Railway, LLC and Natchez Railway, LLC, both non-carrier affiliates of V&S Railway and A&K Railroad Materials. This deal transferred ownership of 252 miles of track and preserves rail service on the two longest of these rail lines for at least the following two years. Rail traffic and volume on these routes had dropped to the point where it was no longer economically viable for CN to continue their operation. This transaction involved the former CN Grenada subdivision, the Water Valley Branch Line and the former CN Natchez subdivision. The Grenada line runs approximately 175 miles from the Mississippi/Tennessee border to approximately two miles north of Canton, Mississippi. The 11-mile Water Valley Branch Line intersects the Grenada Line at W.V. Junction and extends to Coffeeville, Mississippi. The 66-mile Natchez branch runs from Brookhaven, Mississippi, to Natchez, Mississippi.

In November 2009, CN entered into an agreement with Metrolinx, a government transit agency, to sell the property known as the Lower Newmarket subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements for cash proceeds of $71 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lower Newmarket subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration.  The transaction resulted in a gain on disposal of $69 million ($59 million after tax).

Strategic Initiatives and Capital Spending

In 2009, CN invested approximately $1.5 billion on capital programs, of which approximately $1 billion was for track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, including the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements for its then recently acquired EJ&E property. This amount also included funds for strategic initiatives and additional enhancements to the track infrastructure in Western Canada. CN’s equipment spending, which totaled approximately $200 million in 2009, was used to improve the quality of the fleet to better meet customer requirements. CN also spent approximately $300 million on facilities to grow the business, including transloads, distribution centers and the completion of CN’s multi-year upgrade of Harrison Yard in Memphis, Tennessee; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

In October 2009, CN confirmed orders for 70 new high-horsepower locomotives from GE Transportation, a unit of General Electric Co. (“GE”), and from Electro-Motive Diesel, Inc. (“EMD”). CN acquired 35 ES44DC locomotives from GE  and 35 SD70M-2s from EMD,  all of which were delivered in the fourth quarter of 2010. The GE locomotives produce 4,400 horsepower and the EMDs 4,350 horsepower. The new units are part of CN's multi-year locomotive-renewal program aimed at continuously increasing fuel efficiency, improving service reliability for its customers, and reducing greenhouse-gas emissions. The new locomotives are 15-20 per cent more fuel-efficient than the ones they will replace and will comply fully with the latest regulatory requirements for reduced locomotive exhaust emissions. In addition, the new GE and EMD locomotives will be equipped with distributed power (“DP”) capability. DP enables remote control of a locomotive or locomotives throughout a train from the lead control locomotive. DP provides faster, smoother train starts, improved braking and lower pulling forces at the head-end of a train. This enables CN to run fewer and more efficient trains and to take advantage of the productivity gains from its extended siding program. By better matching motive power to train weight, DP locomotives also allow CN to reduce fuel consumption and reduce emissions.

Financial Management Initiatives

In February 2009, the Company completed a public debt offering of US$550 million (C$684 million) 5.55% Notes due 2019. CN used the net proceeds of approximately US$540 million from the offering to repay a portion of its then outstanding commercial paper and to reduce its accounts receivable securitization program. The indebtedness being repaid was incurred for general corporate purposes, including the financing of CN's then recent acquisition of the principal lines of the EJ&E, and three railway subsidiaries and a rail-freight ferry operation of the Quebec Railway Corporation (“QRC”). The debt offering was made in the United States under the shelf registration statement CN filed in December 2007 and that expired in January 2010.

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

In the fourth quarter of 2009, the Company reduced the limit in its accounts receivable securitization program from $600 million to $350 million until September 30, 2010 to reflect the anticipated reduction in the use of the program.  As described in the 2010 highlights, the Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million.

Significant Cooperation Agreements

In February 2009, CN and Norfolk Southern Corporation (“NS”) entered into an agreement to create a  “MidAmerica Corridor” in which the railroads will share track between Chicago, St. Louis, Kentucky, and Mississippi to establish shorter and faster routes for merchandise and coal traffic moving between the Midwest and Southeast.  Under the first major component of this initiative, NS will haul CN freight between Chicago and St. Louis, reducing the distance between these points for CN shipments by 60 miles and providing improved connections to other rail carriers through the St. Louis gateway. Second, NS will use CN's routes between St. Louis and Fulton, Ky., as part of a new, more efficient route from the Midwest to the Southeast, saving more than 50 miles on NS shipments. Third, CN will haul NS freight between Chicago and Fulton, shortening NS's Chicago-to-Birmingham route by almost 100 miles.  As part of the MidAmerica Corridor, CN and NS plan to create a new coal gateway at Corinth, Miss., to better link NS-served southeastern utility plants with CN-served Illinois Basin coal producers. A key component of this initiative is the West Tennessee Railroad between Fulton and Corinth, which will be upgraded to handle heavier shipments and additional rail traffic. Together, the three components are designed to expedite customers' shipments, improve asset utilization and generate new efficiencies for both CN and NS, including helping to level demand on busy north-south routes and improving service to customers.

2008 Highlights

Acquisitions and Dispositions

In November 2008, CN completed the acquisition of the three principal railway subsidiaries of the QRC and a QRC rail-freight ferry operation for $50 million. CN sold the rail lines to QRC in the late 1990s and held a minority equity interest in the ferry operation since its start-up in 1975.  Included in the purchase were the following railways and management company:

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

Strategic Initiatives and Capital Spending

CN’s capital expenditures were $1.54 billion company-wide in 2008, of which about $1 billion was focused on track infrastructure and included replacement of rail, ties and other track materials, and bridge improvement. Of that amount, $400 million was devoted to rail infrastructure projects in CN’s Western Region where the Company also invested in extended sidings and terminal improvements to grow its business and permit more efficient movement of traffic in western Canada, including CN’s line to the Port of Prince Rupert container terminal, as well as upgrading its then recently acquired Athabasca Northern Railway (“ANY“). The ANY terminates near Fort McMurray, Alberta, and is an important rail link to the oilsands region of Northern Alberta. In addition, CN continued upgrading other former Northern Alberta short lines purchased in 2006. In the Eastern Region, CN spent close to $300 million in rail infrastructure to preserve the quality and integrity of the physical plant.  Included in the approximately US$300 million spent on rail infrastructure projects in the United States, is the continuing investment in the Company’s multi-year US$100 million upgrade of Harrison Yard in Memphis and an investment in new and extended sidings to permit more efficient operations. The Company also continued its investment in equipment spending, which reached approximately $200 million in 2008 and included the acquisition of new fuel-efficient locomotives, as well as improvements to the existing fleet. CN also spent approximately $300 million on facilities to grow the business, including transloads and distribution centers, information technology to improve service and operating efficiency, and other projects to increase productivity.

In October 2008, CN committed to the acquisition of 232 rapid-discharge ore cars and the refurbishment of 500 existing ore cars as part of a long-term plan to upgrade the Company’s car fleet for transporting pelletized iron ore produced in the Upper Midwest with delivery of the new ore cars in 2009. The refurbishment of 500 existing ore cars began in 2008 and included the installation of new trucks and couplers, modernizing the braking system and repairing outlet gates. CN’s plans are to acquire more new iron ore cars over the following three to five years that will permit the retirement of an equivalent number of cars from CN’s existing fleet. The fleet renewal program is designed to increase rail efficiency and deliver better service to CN’s iron-ore customers, including those for whom CN hauls pelletized iron ore in unit trains from mines in northern Minnesota and Michigan primarily to Great Lakes ports, for transportation to North American steel producers as well as to overseas markets.

In December 2008, CN ordered 40 EMD SD70M-2 locomotives for delivery in 2010, with an option, later exercised in 2009, for 50 more of the 4,300 horsepower locomotives by early 2011. This acquisition enables retirement of older locomotives and the new EMD locomotives are up to 20 per cent more fuel efficient than the ones they replace and comply fully with the latest regulatory requirements for reduced locomotive emissions. All of the new locomotives have improved crew cabs that are also isolated from the frame to reduce noise and vibration for train personnel. In addition, the units are equipped with DP capability.

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

3.2	Anticipated Developments

For a discussion of anticipated developments for 2011, please see the section entitled “Strategy overview” on pages 46 to 49 of the  MD&A, which are incorporated by reference herein.  The MD&A may be found on SEDAR at www.sedar.com.

Item 4	DESCRIPTION OF THE BUSINESS

4.1	Overview

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,600 route miles spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans, and Mobile (Alabama) and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth (Minnesota)/Superior (Wisconsin), Green Bay (Wisconsin), Minneapolis/St. Paul, Memphis and Jackson (Mississippi), with connections to all points in North America. CN’s extensive network, and its co-production agreements, routing protocols, marketing alliances and interline agreements, provide CN customers access to all three North American Free Trade (NAFTA) nations. The Company’s freight revenues are derived from seven commodity groups, representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. In 2010, no individual commodity group accounted for more than 19% of revenues. From a geographical standpoint, in 2010, 19% of revenues came from U.S. domestic traffic, 28% from transborder traffic, 22% from Canadian domestic traffic, and 31% from overseas traffic. For more information on CN’s commodity groups, including their respective revenues for the last two years and their principal markets and economic drivers, please see pages 53 to 58 of the MD&A, which are incorporated by reference herein.

CN was the originating carrier for approximately 85% of traffic moving along its network in 2010. This allows the Company both to capitalize on service advantages and to build on opportunities to efficiently use assets.

4.2	Commodity Groups

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton mile and carload information, please see pages 53 to 58 of the MD&A, which are incorporated by reference herein.

4.3	Competitive Conditions

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the discussion of Business risks located on page 89 of the MD&A, which is incorporated by reference herein.

4.4	Labor

As at December 31, 2010, CN employed a total of 22,279 employees.

For a discussion of CN’s labor negotiations, see the section entitled “Labor negotiations” in the Business risks discussion located on pages 90 and 91 of the MD&A, which are incorporated by reference herein.

4.5	Social Policies

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a comprehensive Human Rights Policy and a Harassment Free Environment Policy for its Canadian employees and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees. These policies affirm CN’s commitment to ensuring that there is no discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other prohibited grounds of discrimination. The policy extends to recruitment, selection and compensation practices, as well as to working conditions and the work environment.  All Company vice-presidents have been mandated with the responsibility of implementing these policies and ensuring that all work practices are in compliance.  Internal complaint procedures have been established whereby any person covered by the Harassment Free Environment Policy (for Canadian employees) and the Equal Employment Opportunity Policy or the Prohibited Harassment, Discrimination and Anti-Retaliation Policy (for U.S. employees) can contact his or her human resources director or human resources manager who will address their complaint. The employee can also call either the Human Resources Center, which will  forward the complaint to the appropriate human resources manager for further handling, or the CN Ombudsman directly, who can be contacted on a confidential basis.

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

The Company’s ownership of the former Great Lakes Transportation LLC vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (“EPA”) has authority to regulate air emissions from these vessels.

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

Canadian Regulation

The CTA gives railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions aimed at protecting shippers. These shipper protections include, inter alia, interswitching, final offer arbitration, competitive line rates and the right to seek a regulatory order as to the reasonableness of the terms and conditions imposed by carriers for incidental services. Pursuant to interswitching provisions, all shippers within a 30 km radius (approximately 19 miles) of an interchange between two federally regulated railroads have access to both at a prescribed interswitching rate. Final offer arbitration is used in cases of rate disputes between a shipper and a railroad and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. Competitive line rate provisions can be invoked to require an originating railroad to issue to a shipper with sole rail access, a rate covering the movement to the nearest junction with another railroad according to predetermined formulae. In addition, certain rail shipments of export grain are subject to a government-established revenue cap, which effectively specifies a maximum revenue entitlement that railways can earn.

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

Periodically, a comprehensive review is made by the federal government of the effectiveness of the CTA, the Canadian Railway Safety Act and other statutes related to transportation, which may prompt regulatory amendments as a result. For a further discussion of recent and pending legislative and other regulatory developments in Canada, see the section entitled “Regulation” in the Business risks discussion located on pages 91 to 95 of the MD&A, which are incorporated by reference herein.

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

For a further discussion of government regulation with respect, in particular, to Canada-U.S. Customs, U.S. Homeland Security, and the transportation of hazardous material, as well as recent and pending developments in legislative and regulatory reform in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 91 to 95 of the MD&A, which are incorporated by reference herein.

4.7	Environmental Matters

Regulatory Compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. In as much as such liability is inherent to railroad and transportation operations, CN is in all material aspects similarly situated relative to its competitors and thus the resulting environmental protection requirements and expenditures are not expected to have a material adverse effect on CN’s competitive position. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property.Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

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

See Note 17 – Major commitments and contingencies (section D), to CN’s 2010 Annual Consolidated Financial Statements (the “Financial Statements”) for a further discussion of environmental matters, as well as the section entitled “Environmental matters”, on pages 81 to 83 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on pages 89 and 90 of the MD&A, which are incorporated by reference herein.

Environmental Policy

CN is committed to conducting its operations and activities in a manner that protects the natural environment. CN considers protecting the environment a fundamental corporate social responsibility governing its activities. Consequently, CN has implemented comprehensive environmental management programs. The Company's Environmental Policy aims to minimize the impact of the Company's activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company’s overall business plan and through the specific monitoring and measurement of such priorities against historical performance and, in some cases, specific targets. All employees must demonstrate commitment to this Policy at all times and it is the Environment, Safety and Security Committee, established by the Board of Directors, which has the responsibility of overseeing the Policy. The Committee is composed of CN Directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The Company’s Environmental Policy, its Carbon Disclosure Project report, and its Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website.

CN makes the following commitments in its Environmental Policy and expects its employees to act accordingly:

1.
To meet or exceed applicable environmental requirements; to measure environmental performance; to conduct regular environmental audits and assessments of compliance with Company requirements and its Environmental Policy; and to timely provide appropriate information to the Board of Directors, employees, authorities, and other stakeholders.

2.
To develop, design and operate facilities and conduct activities taking into consideration the efficient use of energy and materials, the sustainable use of renewal resources, the minimization of waste generation and the adverse environmental impact, and the safe and responsible disposal of residual wastes.

3.	To assess environmental impacts before starting a new activity or project and before decommissioning a facility.
4.	To develop and maintain emergency preparedness plans in conjunction with the emergency services, relevant authorities, and local community.
5.	To educate, train and motivate employees to conduct their activities in an environmentally responsible manner.
6.	To promote the adoption of the principles of CN’s Environmental Policy by contractors and suppliers.
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
9.
To contribute, along with public and private bodies and organizations, to the development of policies and programs that will enhance environmental awareness and protection based on sound scientific principles and procedures.

4.8	Legal Matters

Legal Proceedings

As of the date hereof, the only legal proceedings to which CN is a party involving claims for damages, exclusive of interest and costs, in excess of 10% of its current assets are described below.  It is not currently expected, however, that such litigation proceedings will have a material adverse effect on the consolidated financial position or results of operations of CN.  The Company will regularly assess its position as events progress.

A proposed class proceeding was brought before the Ontario Superior Court of Justice on March 19, 2008 by a representative plaintiff who proposed to represent all current and former non-unionized employees of CN in Canada who are or were first line supervisors on and after July 5, 2002. The plaintiff alleges that CN has breached its obligations under the Canada Labour Code with respect to overtime pay and other related matters.  The plaintiff claims $250 million in general damages and $50 million in punitive damages.  The Ontario Superior Court of Justice certified the proceeding as a class action in August 2010 but only on very limited grounds. The Court also struck part of the plaintiff's claim. Both CN and the plaintiff are appealing the decision to the Ontario Court of Appeal. The hearing is not yet scheduled.

See Note 17 – Major commitments and contingencies (section C) to the Financial Statements, for a further discussion of legal actions, as well as pages 80 and 81 of the MD&A for a general discussion of personal injury and other claims, which are incorporated by reference herein.

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

As the issues surrounding aboriginal claims are complex and involve not only private interests but fiduciary and other obligations of the Government of Canada, CN has agreed with the Government not to sell or otherwise dispose of land which is not essential to its rail operations and which is located in, or adjacent to, an aboriginal reserve, unless each of CN and the Government are satisfied that there is no legitimate aboriginal claim with respect to such land. In addition, CN has agreed to convey to the Government, for no consideration, any land not integral to its rail operations which may be necessary to settle legitimate aboriginal claims with respect to such land, or lands which were formerly reserve lands and have become non-rail assets. The Government of Canada, for its part, has agreed that it will provide the necessary compensation for settlement of legitimate aboriginal claims which would otherwise result in CN having to relinquish land essential to its rail network, unless such claims arise out of, or are substantially based upon, willful, known, negligent or fraudulent acts or omissions of CN which adversely affected the rights or interests of aboriginal people.

4.9	Risk Factors

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 89 to 97 of the MD&A, which pages are incorporated by reference herein. See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

Item 5	DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.23 per share, starting with the first quarter of 2008, was increased to $0.2525 per share, starting with the first quarter of 2009; the quarterly dividend was next increased to $0.27 per share, starting with the first quarter of 2010 and to $0.325 per share, starting with the first quarter of 2011. There can be no assurance as to the amount or timing of such dividends in the future.

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

Dividends: The holders of Common Shares are, at the discretion of the Directors, entitled to receive, out of any amounts properly applicable to the payment of dividends, and after the payment of any dividends payable on any Preferred Shares, any dividends declared and payable by CN on the Common Shares.

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

There are no Class A Preferred Shares or any Class B Preferred Shares currently issued and outstanding.

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

 The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term capital market. Rating downgrades could limit the Company’s access to the credit markets, or increase its borrowing costs. Various classes of CN’s outstanding securities have been rated by several rating organizations as described in detail below, as of the date hereof.

	Dominion Bond Rating Service	Moody’s Investors Service	Standard & Poor’s
Long-Term Debt	A (low)	A3	A-
Commercial Paper	R-1 (low)	Not rated	A-2

The above-noted ratings are given the following credit characteristics by the various rating agencies:

Dominion Bond Rating Service Limited (“DBRS”)

•
Long-term debt rated A is of good credit quality.  The capacity for the payment of financial obligations is substantial, but of lesser quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable. This rating falls within the third highest of DBRS’s ten long-term debt rating categories which range from “AAA” to “D”. Reference to “low” denotes a standing in the lower end of a rating category.

•
Commercial paper rated R-1 (low) is of good credit quality.  The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.This rating falls within the third highest of DBRS’s ten short-term debt rating categories which range from “R-1 (high)” to “D”.

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

In Canada, the transfer agent and registrar for each class of CN’s publicly issued securities is Computershare Trust  Company of Canada and, in the United States, the co-transfer agent and co-registrar is Computershare Trust Company, N.A., both of which maintain registers of transfers for CN’s securities at the locations specified below:

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Toll Free Tel: 1-800-564-6253
Toll Free Fax: 1-888-453-0330
Email: service@computershare.com
Web: www.computershare.com/investorcentrecanada

Co-transfer agent and co-registrar:

Computershare Trust Company, N.A.
Att: Stock Transfer Department
Overnight Mail Delivery: 250 Royall Street, Canton, Massachussetts 02021
Regular Mail Delivery: P.O. Box 43070, Providence, Rhode Island 02940-3070
Telephone: (303) 262-0600 or 1-800-962-4284

Item 8	MARKET FOR SECURITIES

8.1	Trading Price and Volume

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2010.

MONTH	HIGH	LOW	VOLUME
January	58.95	52.96	16,888,962
February	55.85	52.76	14,965,209
March	62.41	55.21	22,009,289
April	63.84	60.30	19,801,972
May	62.52	56.80	22,124,140
June	64.86	58.23	25,029,860
July	65.25	59.16	20,563,714
August	67.20	61.62	20,128,388
September	67.88	64.63	25,067,560
October	69.16	64.55	17,755,593
November	66.99	63.53	26,455,372
December	68.18	65.93	17,941,403

8.2	Prior Sales

In 2010, CN did not issue any debt securities.  In the ordinary course of business, the Company issues commercial paper with maturities of less than 12 months. There was no commercial paper outstanding as at December 31, 2010.

Item 9	DIRECTORS AND EXECUTIVE OFFICERS

9.1	Directors

The Directors of the Company are elected by the Shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election.  The following table lists the Directors of the Company as of the date hereof:

Name and Province or State of Residence	Date of First Election to Board	Principal Occupations within the Preceding Five Years

Michael R. Armellino, CFA New Jersey, U.S.A.	May 7, 1996	Retired Partner, The Goldman Sachs Group, LP (investment bank)

A. Charles Baillie, O.C., LL.D. Ontario, Canada	April 15, 2003	Corporate Director and Retired Chairman and Chief Executive Officer, The Toronto-Dominion Bank (bank)

Hugh J. Bolton, FCA Alberta, Canada	April 15, 2003	Chairman, Epcor Utilities Inc. (energy and energy-related services provider)

Donald J. Carty, O.C., LL.D. Texas, U.S.A.	January 1, 2011	Retired Vice-Chairman and Chief Financial Officer, Dell, Inc. (technology solutions provider)

Ambassador Gordon D. Giffin Georgia, U.S.A.	May 1, 2001	Senior Partner, McKenna Long & Aldridge (law firm)

Edith E. Holiday Florida, U.S.A.	June 1, 2001	Corporate Director and Trustee, and former General Counsel, United States Treasury Department and Secretary of the Cabinet, The White House

V. Maureen Kempston Darkes, O.C., D. Comm. LL.D. Florida, U.S.A.	March 29, 1995	Corporate Director, and former Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation (automotive manufacturer)

The Hon. Denis Losier, P.C., LL.D. New Brunswick, Canada	October 25, 1994	President and Chief Executive Officer, Assumption Life (life insurance company)

The Hon. Edward C. Lumley, P.C., LL.D. Ontario, Canada	July 4, 1996	Vice-Chairman, BMO Capital Markets (investment bank)

David G. A. McLean, O.B.C., LL.D., British Columbia, Canada	August 31, 1994	Chair and former Chief Executive Officer, The McLean Group (real estate investment, film and television facilities, communications and helicopter charters)

Claude Mongeau Quebec, Canada	October 20, 2009	President and Chief Executive Officer, CN; Executive Vice-President, CN; Executive Vice-President and Chief Financial Officer, CN

Robert Pace Nova Scotia, Canada	October 25, 1994	President and Chief Executive Officer, The Pace Group (private holding company)

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

Strategic Planning Committee

Michael R. Armellino (chair), A. Charles Baillie, Hugh J. Bolton, Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes, The Hon. Denis Losier, The Hon. Edward C. Lumley, David G. A. McLean, Claude Mongeau, Robert Pace.

9.2	Audit Committee Disclosure

Composition of the Audit Committee

The Audit Committee is composed of five independent directors, namely, Denis Losier, chair of the Committee, Michael R. Armellino, Hugh J. Bolton, Ambassador Gordon D. Giffin and Robert Pace.

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the board to be financially literate, as such term is defined under Canadian and United States securities laws and regulations and the NYSE Corporate Governance Standards. The board has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

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

Mr. Bolton is the Chairman of the Board of Directors of EPCOR Utilities Inc. and former chair of Matrikon Inc. Mr. Bolton is a director and member of the audit committees of Teck Resources Limited and WestJet Airlines Ltd. From 1992 to 1997, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Alberta Institute of Chartered Accountants. He holds an undergraduate degree in economics from the University of Alberta.

Mr. Giffin is Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years. Mr. Giffin was United States Ambassador to Canada from August 1997 to April 2001. He is also a director and member of the audit committee of Canadian Natural Resources Limited, as well as a director of the Canadian Imperial Bank of Commerce, TransAlta Corporation and Just Energy Income Fund and was previously a member of the audit committee of AbitibiBowater Inc.

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the Board of Directors of Maritime Broadcasting Systems Inc., High Liner Foods Incorporated and  Hydro One.  Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 25 years of business experience.

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2010 and 2009, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees	2010(1)	2009(1)
Audit	$2,479,000	$2,812,000
Audit-related	$1,010,000	$1,134,000
Tax	$893,000	$811,000
All Other	——	——
Total Fees	$4,382,000	$4,757,000
	(1) Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2010 and 2009 that were required to be pre-approved.

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

Nil

Non-Audit Services

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

9.3	Executive Officers

As of the date hereof, the following are the senior executive officers of the Company:

Name and Province or State of Residence	Position	Principal Occupations within the Preceding Five Years

Claude Mongeau Quebec, Canada	President and Chief Executive Officer	President and Chief Executive Officer; Executive Vice-President; Executive Vice-President and Chief Financial Officer;

Russell Hiscock Quebec, Canada	President and Chief Executive Officer, CN Investment Division	President and Chief Executive Officer, CN Investment Division; General Manager; Manager Common Stocks (Canada), CN Investment Division;

Mike Cory Alberta, Canada	Senior Vice-President, Western Region
Senior Vice-President, Western Region; Senior Vice-President, Eastern Region; Vice-President, Operations, Eastern Region; Vice-President, Operations, Western Region; Assistant Vice-President, Network Operations; General Manager, Operations, Michigan Sub Region;

Keith E. Creel Illinois, U.S.A.	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer; Executive Vice-President, Operations; Senior Vice-President, Eastern Region;

Sameh Fahmy Quebec, Canada	Senior Vice-President, Engineering, Mechanical and Supply Management	Senior Vice-President, Engineering, Mechanical and Supply Management;

Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer	Executive Vice-President Corporate Services and Chief Legal Officer; Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary;

Luc Jobin Quebec, Canada	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer; Executive Vice-President, Power Corporation of Canada;

Jeff Liepelt Ontario, Canada	Senior Vice-President, Eastern Region	Vice-President, Eastern Region; Vice-President, Operations, Southern Region; General Manager, Wisconsin Division;

Kimberly A. Madigan Quebec, Canada	Vice-President, Human Resources	Vice-President, People; Vice-President, Labour Relations – North America;

Robert Noorigian Quebec, Canada	Vice-President, Investor Relations	Vice-President, Investor Relations;

Name and Province or State of Residence	Position	Principal Occupations within the Preceding Five Years

Jean-Jacques Ruest Quebec, Canada	Executive Vice-President and Chief Marketing Officer	Executive Vice-President and Chief Marketing Officer; Senior Vice-President, Marketing; Vice-President, Marketing;

Jim Vena, Illinois, U.S.A.	Senior Vice-President, Southern Region	Senior Vice-President, Southern Region; Senior Vice-President, Western Region; Senior Vice-President, Eastern Region; Vice- President, Operations; Vice-President, Champlain District;

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at February 2, 2011, the Directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 1.4 million Common Shares of the Company, representing approximately 0.31% of the outstanding Common Shares.

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

KPMG LLP is the external auditor who prepared the Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2010 Annual Consolidated Financial Statements and Notes thereto prepared under U.S. generally accepted accounting principles.  We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Rules of the Code of Ethics of the Ordre des comptables agréés du Québec.

Item 11	ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and Management’s Discussion & Analysis for its most recently completed financial year.  Additional information, including Directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular prepared in respect of its annual meeting of shareholders to be held on April 27, 2011 (the “Circular”).  The Circular will become available on SEDAR at www.sedar.com on or about March 24, 2011.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

1.	Membership and Quorum

•	a minimum of five Directors appointed by the Board, one of whom must be the chair of the Human Resources and Compensation Committee;;

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

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2010*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2010*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

*Incorporated by reference from the Registrant’s Form 6-K dated February 9, 2011.