Form 40-F
period 2011-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2012-02-03
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY
(Exact name of registrant as specified in its charter)

Canada	4011	E.I. 980018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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
1.45% notes due December 15, 2016
5.85% notes due November 15, 2017
5.55% notes due May 15, 2018
6.80% notes due July 15, 2018
5.55% notes due March 1, 2019
2.85% notes due December 15, 2021
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
At December 31, 2011, 442,071,052 common shares were issued and outstanding.

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
Yes  ☒   No  ☐

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Canadian National Railway Company’s President and Chief Executive Officer (the “CEO”) and its Executive Vice-President and Chief Financial Officer (the "CFO"), after evaluating the effectiveness of Canadian National Railway Company’s "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2011 (the “Evaluation Date”), have concluded that as of the Evaluation Date, Canadian National Railway Company’s disclosure controls and procedures were effective.

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2011, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Business Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct is available at the Registrant’s Internet website, www.cn.ca, under “Delivering Responsibly/Governance.” Any amendments to the Code of Business Conduct will be posted at the Registrant’s Internet website at the address listed above.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading  “Auditors’ Fees” in Item 9.2 of the Registrant’s 2011annual information form included in this Form 40-F.

 OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off Balance Sheet Arrangements” set forth in the 2011 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the 2011 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit Committee are set forth under the heading “Composition of the Audit Committee” in Item 9.2 of the Registrant’s 2011 annual information form included in this Form 40-F .

CORPORATE GOVERNANCE PRACTICES

The Registrant’s board of directors has reviewed the Registrant’s corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission, as well as the NYSE Corporate Governance Standards (the “NYSE Standards”). Except as disclosed on its website, the Registrant’s corporate governance practices do not differ significantly from that followed by U.S. domestic companies under the NYSE Standards. A discussion of differences is available at the Registrant’s Internet website, www.cn.ca under “Delivering Responsibly/Governance”.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.

CANADIAN NATIONAL
RAILWAY COMPANY

2011

ANNUAL INFORMATION FORM

February 3, 2012

TABLE OF CONTENTS

		Annual Information Form	Management's Discussion & Analysis (as filed on February 3, 2012) Incorporated by Reference

Item 1	General Information	3
Item 2	Incorporation	4
2.1	Incorporation of the Issuer	4
2.2	Subsidiaries	4
Item 3	General Development of the Business	5
3.1	General Development of the Business During the Last Three Years	5
3.2	Anticipated Developments	12	45-49
Item 4	Description of the Business	12
4.1	Overview	12
4.2	Commodity Groups	12	51-56
4.3	Competitive Conditions	12	86
4.4	Labor	13	87-88
4.5	Social Policies	13
4.6	Regulation	13	88-92
4.7	Environmental Matters	15	78-80, 86-87
4.8	Legal Matters	16	77-78
4.9	Risk Factors	17	86-94
Item 5	Dividends	17
Item 6	Description of Capital Structure	18
6.1	General Description of Capital Structure	18
6.2	Share Ownership Constraints	18
6.3	Ratings of Debt Securities	19
Item 7	Transfer Agent and Registrar	20
Item 8	Market for Securities	20
8.1	Trading Price and Volume	20
8.2	Prior Sales	21
Item 9	Directors and Executive Officers	21
9.1	Directors	21
9.2	Audit Committee Disclosure	23
9.3	Executive Officers	26
9.4	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	27
Item 10	Interest of Experts	28
Item 11	Additional Information	28
Schedule A	Charter of the Audit Committee	29

Item 1	GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (“AIF”), the information contained herein is given as of December 31, 2011.  All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (“U.S. GAAP”), unless otherwise indicated.

Certain statements contained in this AIF or incorporated by reference herein may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. These statements generally can be identified by the use of the conditional, the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “propose” or the negative of these terms or variations of them or similar terminology. All statements, other than statements of historical facts, included or incorporated by reference herein that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company, and other such matters, are forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions.  The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program.

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

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business conditions, including those referring to revenue growth opportunities	• North American and global economic growth • Long-term growth opportunities being less affected by current economic conditions • Year-over-year carload growth
Statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments and capital spending	• North American and global economic growth • Adequate credit ratios • Investment grade credit rating • Access to capital markets • Adequate cash generated from operations
Statements relating to pension contributions
• Adequate cash generated from operations and other sources of financing
• Adequate long-term return on investment on pension plan assets
• Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations;

changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events that could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations,  proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to the discussion of these risk factors in CN’s 2011 Management’s Discussion and Analysis (the “MD&A”) for detailed information on major risk factors, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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

CN’s principal subsidiaries as of December 31, 2011, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of Incorporation
Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Company (“GTW”)	Michigan
Illinois Central Corporation (“IC”)	Delaware
Illinois Central Railroad Company (“ICRR”)	Illinois
Wisconsin Central Transportation Corporation (“WC”)	Delaware
Wisconsin Central Ltd.	Illinois

The financial statements of each of the above principal subsidiaries are consolidated within CN’s financial statements.

Item 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	General Development of the Business During the Last Three Years

CN’s goal is to grow its business profitably, creating value for its customers and generating an adequate and sustainable return on capital invested. To achieve that goal, CN focuses on strategies and initiatives that allow it to continually improve service, seize upon a range of business opportunities, and achieve productivity gains throughout the organization. The initiatives undertaken by CN in the last three years to achieve its growth and profitability goals and to enhance shareholder value can be grouped into a few key areas. These include acquisitions and dispositions, targeted capital investment spending and other initiatives to strengthen the Company’s position in the marketplace, cooperation and co-production agreements with other carriers and collaboration agreements with supply chain stakeholders, as well as financial management initiatives as described below.

2011 Highlights

Acquisitions and Dispositions

In March 2011, CN entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore East”), for cash proceeds of $299 million before transaction costs. Under the agreement, CN obtained the perpetual right to operate freight trains over the Lakeshore East at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income.

In August 2011, the Company sold substantially all of the assets of IC RailMarine Terminal Company (ICRMT), an indirect subsidiary of the Company, to Raven Energy, LLC, an affiliate of Foresight Energy, LLC (“Foresight”) and the Cline Group (“Cline”), for cash proceeds of $70 million (US$73 million) before transaction costs.  ICRMT is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets. Under the sale agreement, the Company will benefit from a 10-year rail transportation agreement with Savatran LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the ICRMT transfer facility. The transaction resulted in a gain on disposal of $60 million ($38 million after-tax) that was recorded in Other income.

Strategic Initiatives and Capital Spending

In order to improve the fluidity and efficiency of the supply chain while enhancing customer service, CN has entered into service level agreements and supply chain collaboration agreements with various stakeholders, including ports, terminal operators and customers served by CN, all with a view to achieve an enhanced understanding and performance of end-to-end supply chains. This initiative involves working with customers and partners in a collaborative spirit, sharing information, targets and performance measures across the various components of those supply chains. CN and its supply chain partners have signed several groundbreaking Service Level Agreements (SLAs) that have created a basis for key changes in the way freight is handled at the port terminals, to the benefit of all partners along the supply chain. These agreements establish clear and defined performance standards for CN and its supply chain partners to drive continuous performance improvement in port dwell times and transit times, increase productivity and efficiency, and improve communication with customers.

CN has such agreements in the Intermodal, Merchandise and Bulk segments. In 2011, CN announced a number of these agreements, including the following: Squamish Terminals Ltd., Tembec Inc., Canfor Pulp Limited Partnership (CPLP), West Fraser Timber Co. Ltd. (WFT) and Daishowa Marubeni International Ltd.; China’s CNBM Forest Products Trading Ltd; Agri-Marché Inc.; Agri-Food Central Ltd.; Montreal Gateway Terminals and the Montreal Port Authority (MPA); Ray-Mont Logistics and Viterra Inc. As part of these agreements, all parties have arranged to measure performance using specific metrics against specific targets and identify ways to mutually improve distribution across their respective supply chains.

In 2011, CN invested over $1.7 billion on capital programs, of which approximately $1 billion was for track infrastructure to maintain safe railway operations and improve the productivity and fluidity of its rail network, including the replacement of rail, ties and other track materials and bridge improvements, as well as rail-line improvements on the Elgin, Joliet and Eastern Railway Company (“EJ&E”) that CN acquired in 2009. CN's infrastructure envelope included funds for strategic initiatives across the system and additional network improvements on its network. Equipment spending, which is intended to improve the quality of the fleet in order to meet customer requirements and included the acquisition of new fuel-efficient locomotives and new freight cars, was approximately $200 million in 2011. CN also spent approximately $500 million on facilities to grow the business, including transloads and distribution centers to serve offline customers, new information technology to support operational and service excellence and other projects to increase productivity.

More specifically, in 2011 CN commenced important initiatives to improve service and productivity on its network. In May, for example, CN committed itself to major investments in order to double key track segments of its high-volume main line east of Edmonton, add capacity to its rail line to the oil sands region of northern Alberta, and improve velocity at its Walker Yard freight car classification facility in Edmonton. Spending in this area includes approximately $12 million to construct 3.5 miles of track between two sidings located approximately 20 miles east of Edmonton on the Wainwright Subdivision, creating 7.9 miles of double track. The new track is intended to help dispatchers expedite the meeting of trains and to increase train velocity on one of the highest-density corridors on the CN system. A further investment of approximately $12 million is for the construction of 11,400 feet of track east of Clover Bar yard on the Wainwright Subdivision in the greater Edmonton area to facilitate switching in the terminal. The additional track is intended to help expedite arrivals and departures of freight trains at the yard. An approximate $10 million investment on CN's secondary Lac La Biche Subdivision in northern Alberta is designed to support additional traffic to and from Fort McMurray. CN's Fort McMurray yard gives customers direct rail access to the major energy projects in development in the Athabasca, Peace River and Cold Lake oil sands regions.

In July 2011, CN committed additional funding for the construction of two additional extended sidings on its Northern Ontario main line in 2011, bringing its investments in seven long sidings in this corridor to approximately $30 million. A further two additional extended sidings, costing a total of $10 million, are planned for this main line in 2012.  Extended sidings allow CN to maximize the benefits of its longer-train operating plan in main-line corridors across its system. These more efficient trains are equipped with distributed power (“DP”) technology, which permits remote control of a locomotive or locomotives throughout a train from the lead control locomotive.

In August 2011, CN elaborated plans for a significant expansion of its Kirk Yard in Gary, Indiana, and relocation of its Chicago area locomotive repair shop to the upgraded freight car classification facility in Northwest Indiana, as part of a substantial capital investment of up to US$165 million in CN’s Kirk Yard facilities. The project is intended to increase Kirk Yard's processing capacity to 2,500 cars per day from 1,500. Additional classification tracks, along with more receiving and departure tracks, are designed to allow the yard to handle longer and more efficient trains, improve interchange with other railroads, and consolidate CN's switching operations in the Chicago area at a single primary yard.

Financial Management Initiatives

In January 2011, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 16.5 million Common Shares between January 28, 2011 and December 31, 2011 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. This share repurchase program was completed by September 30, 2011, at a weighted average price of $70.56 per share, including brokerage fees, for a total price of $1,164 million. Under the Company’s previous share repurchase program, initiated in January 2010, CN repurchased 15.0 million Common Shares for $913 million, at a weighted-average price of $60.86 per share including brokerage fees.

In April 2011, CN entered into a series of three-year bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. As at December 31, 2011, from a total committed amount of $520 million by the various banks, CN had letters of credit drawn of $499 million ($436 million as at December 31, 2010, under its previous US$1 billion credit facility). Under these agreements, CN has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of three months, equal to at least the face value of the letters of credit issued. As at December 31, 2011, cash and cash equivalents of $499 million were pledged as collateral.

In May 2011, CN entered into an $800 million four-year revolving credit facility agreement with a consortium of lenders. The agreement allows for an increase in amount, up to a maximum of $500 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The credit facility, containing customary terms and conditions, is available for general corporate purposes, including backstopping its commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. This facility replaces the US$1 billion credit facility that was scheduled to expire in October 2011. As at December 31, 2011, CN had no outstanding borrowings under its revolving credit facility.

In May 2011, CN’s accounts receivable securitization program expired and was not renewed.

In October 2011, the Board of Directors of the Company approved a new share repurchase program, which allows for the repurchase of up to 17.0 million Common Shares between October 28, 2011 and October 27, 2012 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. As at December 31, 2011, under this share repurchase program, 3.4 million Common Shares had been repurchased for $256 million, at a weighted average price of $75.08 per share including brokerage fees.

In October 2011, the Company, through a wholly-owned subsidiary, repurchased 76% of the 6.38% Notes due in October 2011, with a carrying value of US$303 million pursuant to a tender offer for a total cost of US$304 million. The remaining 24% of the 6.38% Notes with a carrying value of US$97 million were paid upon maturity.

In November 2011, CN filed a new shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), providing for the issuance by CN of up to C$2.5 billion of debt securities in Canadian and U.S. markets. CN expects to use net proceeds from the sale of debt securities under the shelf prospectus for general corporate purposes, including the redemption and refinancing of outstanding debt, share repurchases, acquisitions, and other business opportunities. The shelf prospectus expires December 2013. Access to capital markets under the shelf is dependent on market conditions at the time of pricing.

In November 2011, under its new shelf prospectus and registration statement, CN issued US$300 million (C$305 million) 1.45% Notes due 2016 and US$400 million (C$407 million) 2.85% Notes due 2021 in the U.S. capital markets, which resulted in net proceeds of US$691 million. CN used a portion of the net proceeds to repay all of its then outstanding commercial paper and for general corporate purposes, including the partial financing of its share repurchase program.

2010 Highlights

Acquisitions and Dispositions

In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Oakville subdivision”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow at the time of disposal and was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Oakville subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after tax).

Strategic Initiatives and Capital Spending

As more fully described in CN’s 2011 highlights, CN has entered into service level agreements and supply chain collaboration agreements with various stakeholders, a number of which were announced in 2010, including the following:

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

•
In July 2010, CN and TSI signed a comprehensive Service Level Agreement (“SLA”), which establishes specific performance targets and measurement tools, flows from the CN-TSI supply chain collaboration agreement announced the previous month that commits the parties to drive greater efficiencies and improve customer service at the Vancouver gateway for traffic between Asia and Central Canada / U.S. Midwest markets.

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

•
In September 2010, CN, the Prince Rupert Port Authority and Maher Terminals Holding Corp. signed a Level of Service Agreement to promote and better measure improvements in port performance and to enhance Prince Rupert's role as a gateway of choice on the West coast for Central Canada and U.S. Midwest markets.

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

In 2010, CN invested approximately $1.7 billion on capital programs, of which approximately $1 billion was for track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, including the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern Railway Company (“EJ&E”) property that was acquired in 2009. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in Western and Eastern Canada. CN’s equipment spending, which totalled approximately $400 million in 2010, is intended to improve the quality of the fleet to meet customer requirements, and includes the acquisition of 102 new high-horsepower locomotives and the lease buyout of 25 high-horsepower locomotives. CN also spent approximately $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

In February 2010, CN announced its intention to establish a new CN Calgary Logistics Park in Conrich, located in Rocky View County northeast of Calgary (the “Logistics Park”). The 680-acre park, which involves investment in excess of $100 million, is planned to include a state-of-the-art intermodal terminal with room for customers to co-locate with CN and custom build their facility in place. The Logistics Park will be designed to include a multi commodity transload and warehouse facility, an automotive compound, and a liquid/bulk transload and distribution facility. The site is strategically located a few miles east of the Calgary Airport, on Twp Road 250/ McKnight Boulevard, providing access to Stoney Trail and other major roadways. Calgary is the third largest distribution centre in Canada and is becoming the logistics hub of Western Canada, serving a rapidly expanding market. The new site provides ample space for current and planned customer initiatives, and the park will be designed to allow easy expansion as the Calgary hub continues to grow. The new CN Logistics Park will offer the potential for a total warehousing footprint of over two million square feet to customers that need to distribute their goods across Western Canada, whether sourced from Asia through the West Coast or from Eastern Canada and the US.  This project is subject to regulatory approval, including a thorough environmental assessment and public consultation. With an expected opening in 2013, most of CN's Calgary yard operations will shift to the new Logistics Park.

In November 2010, CN and North America Stevedoring Company, LLC (“NASCO”) agreed on the construction of a new multi-modal steel transloading facility in Chicago, the North American hub for steel transportation. NASCO is a division of Quebec Stevedoring Company Ltd. (“QSL”). The new facility, located at the Port of Chicago on 190 acres of land adjacent to CN's Kirk Yard and Interstate 90, roughly 13 miles south of downtown Chicago, is designed to offer producers multi-modal transportation options by rail, truck, intermodal container, inland barge, and ocean-going vessel for steel coil, sheet, plate, bar, structural, pipe and tube products, as well as dimensional loads and heavy equipment, beginning in 2011.  The goal of the Chicago Metals & Minerals Transload facility will be to give both CN and NASCO a strong foothold in the most important steel market in North America, as approximately half of steel production and consumption on the continent takes place within a 300-mile radius of Chicago.

Financial Management Initiatives

In January 2010, the Board of Directors of the Company approved a share repurchase program, which allowed for the repurchase of up to 15.0 million Common Shares between January 29, 2010 and December 31, 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees or such other prices as may be permitted by the TSX. As at December 31, 2010, under this share repurchase program, 15.0 million Common Shares had been repurchased for $913 million, at a weighted-average price of $60.86 per share including brokerage fees. CN had not purchased any Common Shares during the previous 12 months.

In February 2010, the Company reduced the limit in its accounts receivable securitization program from $350 million to $100 million, where it remained until the expiry of the program in May 2011.  For this program, the Company had a five-year agreement to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust. Although originally the program limit was set at $600 million, subsequent reductions to the program limit reflect the anticipated reduction in the use of the program.

2009 Highlights

Acquisitions and Dispositions

In January 2009, the Company acquired the principal rail lines of the EJ&E for total cash consideration of US$300 million (C$373 million) paid with cash on hand. The EJ&E is a short-line railway previously owned by U.S. Steel Corporation (“U.S. Steel”) that operated over 198 miles of track in and around Chicago and served steel mills, petrochemical customers, utility plants and distribution centres in northeastern Illinois and northwestern Indiana, as well as connects with all the major railroads entering and exiting Chicago. Under the terms of the acquisition agreement, the Company acquired substantially all of the railroad operations of EJ&E, except those that supported the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.  The acquisition is expected to drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion in the Chicago area.  At the time of acquisition, the Company committed to spend over the next few years approximately US$100 million for railroad infrastructure improvements and over US$60 million under a series of mitigation agreements with individual communities, a comprehensive voluntary mitigation program and additional conditions imposed by the U.S. Surface Transportation Board.

In March 2009, CN entered into an agreement with GO Transit, a Toronto, Ontario area commuter rail agency, to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Weston subdivision”), for cash proceeds of $160 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Weston subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after tax).

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

In November 2009, CN entered into an agreement with Metrolinx, a government transit agency, to sell the property known as the Lower Newmarket subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lower Newmarket subdivision”) for cash proceeds of $71 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lower Newmarket subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $69 million ($59 million after tax).

Strategic Initiatives and Capital Spending

In 2009, CN invested approximately $1.5 billion on capital programs, of which approximately $1 billion was for track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, including the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements for its then-recently acquired EJ&E property. This amount also included funds for strategic initiatives and additional enhancements to the track infrastructure in Western Canada. CN’s equipment spending, which totaled approximately $200 million in 2009, was used to improve the quality of the fleet to better meet customer requirements. CN also spent approximately $300 million on facilities to grow the business, including transloads, distribution centers and the completion of CN’s multi-year upgrade of Harrison Yard in Memphis, Tennessee; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

In October 2009, CN confirmed orders for 70 new high-horsepower locomotives from GE Transportation, a unit of General Electric Co. (“GE”), and from Electro-Motive Diesel, Inc. (“EMD”). CN acquired 35 ES44DC locomotives from GE and 35 SD70M-2s from EMD, all of which were delivered in the fourth quarter of 2010. The GE locomotives produce 4,400 horsepower and the EMD locomotives produce 4,350 horsepower. The new units are part of CN's multi-year locomotive-renewal program aimed at continuously increasing fuel efficiency, improving service reliability for its customers, and reducing greenhouse-gas emissions. The new locomotives are 15-20 per cent more fuel-efficient than the ones they replaced and comply with the latest regulatory requirements for reduced locomotive exhaust emissions. In addition, the new GE and EMD locomotives are equipped with DP capability. DP enables remote control of a locomotive or locomotives throughout a train from the lead control locomotive. DP provides faster, smoother train starts, improved braking and lower pulling forces at the head-end of a train. This enables CN to run fewer and more efficient trains and to take advantage of the productivity gains from its extended siding program. By better matching motive power to train weight, DP locomotives also allow CN to reduce fuel consumption and reduce emissions.

Financial Management Initiatives

In February 2009, the Company completed a public debt offering of US$550 million (C$684 million) 5.55% Notes due 2019. CN used the net proceeds of approximately US$540 million from the offering to repay a portion of its then-outstanding commercial paper and to reduce its accounts receivable securitization program. The indebtedness being repaid was incurred for general corporate purposes, including the financing of CN's then-recent acquisition of the principal lines of the EJ&E, and three railway subsidiaries and a rail-freight ferry operation of the Quebec Railway Corporation (“QRC”). The debt offering was made in the United States under the shelf registration statement CN filed in December 2007 and that expired in January 2010.

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

Significant Cooperation Agreements

In February 2009, CN and Norfolk Southern Corporation (“NS”) entered into an agreement to create a “MidAmerica Corridor” in which the railroads will share track between Chicago, St. Louis, Kentucky, and Mississippi to establish shorter and faster routes for merchandise and coal traffic moving between the Midwest and Southeast. Under the first major component of this initiative, NS will haul CN freight between Chicago and St. Louis, reducing the distance between these points for CN shipments by 60 miles and providing improved connections to other rail carriers through the St. Louis gateway. Second, NS will use CN's routes between St. Louis and Fulton, Kentucky, as part of a new, more efficient route from the Midwest to the Southeast, saving more than 50 miles on NS shipments. Third, CN will haul NS freight between Chicago and Fulton, shortening NS's Chicago-to-Birmingham route by almost 100 miles.  As part of the MidAmerica Corridor, CN and NS plan to create a new coal gateway at Corinth, Mississippi, to better link NS-served southeastern utility plants with CN-served Illinois Basin coal producers. A key component of this initiative is the West Tennessee Railroad between Fulton and Corinth, which will be upgraded to handle heavier shipments and additional rail traffic. Together, the three components are designed to expedite customers' shipments, improve asset utilization and generate new efficiencies for both CN and NS, including helping to level demand on busy north-south routes and improving service to customers.

3.2	Anticipated Developments

For a discussion of anticipated developments for 2012, please see the section entitled “Strategy overview” on pages 45 to 49 of the MD&A, which are incorporated by reference herein.  The MD&A may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 4	DESCRIPTION OF THE BUSINESS

4.1	Overview

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans, and Mobile (Alabama) and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth (Minnesota)/Superior (Wisconsin), Green Bay (Wisconsin), Minneapolis/St. Paul, Memphis and Jackson (Mississippi), with connections to all points in North America. CN’s extensive network, and its co-production agreements, routing protocols, marketing alliances and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups, representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2011, no individual commodity group accounted for more than 20% of revenues. From a geographical standpoint, 18% of revenues relate to U.S. domestic traffic, 28% from transborder traffic, 22% from Canadian domestic traffic, and 32% from overseas traffic.

CN is the originating carrier for approximately 85% of traffic moving along its network in 2011, which allows the Company both to capitalize on service advantages and to build on opportunities to efficiently use assets.

4.2	Commodity Groups

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton mile and carload information, please see pages 51 to 56 of the MD&A, which are incorporated by reference herein.

4.3	Competitive Conditions

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the discussion of Business risks located on page 86 of the MD&A, which is incorporated by reference herein.

4.4	Labor

As at December 31, 2011, CN employed a total of 23,230 employees.

For a discussion of CN’s labour negotiations, see the section entitled “Labor negotiations” in the Business risks discussion located on pages 87 and 88 of the MD&A, which are incorporated by reference herein.

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

Canadian Regulation

The CTA gives railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions aimed at protecting shippers. These shipper protections include, inter alia, interswitching, final offer arbitration, competitive line rates and the right to seek a regulatory order as to the reasonableness of the terms and conditions imposed by carriers for incidental services. Pursuant to interswitching provisions, all shippers within a 30 km radius (approximately 19 miles) of an interchange between two federally regulated railroads have access to both at a prescribed interswitching rate. Final offer arbitration is used in cases of rate disputes between a shipper and a railroad and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. Competitive line rate provisions can be invoked to require an originating railroad to issue to a shipper with access to a single rail carrier, a rate covering the movement to the nearest junction with another railroad according to predetermined formulae. In addition, certain rail shipments of export grain are subject to a government-established revenue cap, which effectively specifies a maximum revenue entitlement that railways can earn.

To supplement public rates issued under tariffs, the CTA permits confidential contracts to be negotiated between rail carriers and shippers to govern the terms, conditions and rates for service. Furthermore, railroads are subject to common carrier obligations for their services and, in case of breach, shippers may seek redress from the Agency.

When a railroad operator wants to sell or abandon lines, the CTA encourages their sale to short-line operators and provides the framework for line discontinuance. The railroads are required to publish a plan for lines it intends to sell or discontinue within the next three years. For discontinuance, the line must be advertised as being for sale to the public for continued operation and, if no interest is shown, must be offered specifically for sale to applicable federal, provincial and municipal governments as well as urban transit authorities. The entire process is intended to take, at most, 22 months. The Company’s operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labor regulations, which are in many respects similar when comparing Canadian and U.S. regulations.

Periodically, a comprehensive review is made by the federal government of the effectiveness of the CTA, the Canadian Railway Safety Act and other statutes related to transportation, which may prompt regulatory amendments as a result. For a further discussion of recent and pending legislative and other regulatory developments in Canada, see the section entitled “Regulation” in the Business risks discussion located on pages 88 to 92 of the MD&A, which are incorporated by reference herein.

U.S. Regulation

The STB has jurisdiction over, amongst other things, service levels, carrier practices, car compensation, and limited jurisdiction over carrier rates. It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, extension, or abandonment of rail lines, railroad consolidations, and labor protection provisions in connection with the foregoing. The STB’s jurisdiction in these areas of rail transportation, including intrastate rail transportation, is exclusive, pre-empting other remedies under United States federal and state laws.

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

For a further discussion of government regulation with respect, in particular, to Canada-U.S. Customs, U.S. Homeland Security, and the transportation of hazardous material, as well as recent and pending developments in legislative and regulatory reform in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 88 to 92 of the MD&A, which are incorporated by reference herein.

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

See Note 17 – Major commitments and contingencies (section D), to CN’s 2011 Annual Consolidated Financial Statements (the “Financial Statements”) for a further discussion of environmental matters, as well as the section entitled “Environmental matters”, on pages 78 to 80 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on pages 86 and 87 of the MD&A, which are incorporated by reference herein.  The Financial Statements and MD&A may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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

A proposed class proceeding was brought before the Ontario Superior Court of Justice on March 19, 2008 by a representative plaintiff who proposed to represent all current and former non-unionized employees of CN in Canada who are or were first line supervisors on and after July 5, 2002. The plaintiff alleges that CN has breached its obligations under the Canada Labour Code with respect to overtime pay and other related matters.  The plaintiff claims $250 million in general damages and $50 million in punitive damages.  The Ontario Superior Court of Justice certified the proceeding as a class action in August 2010 but only on very limited grounds. The Court also struck part of the plaintiff's claim. Both CN and the plaintiff are appealing the decision to the Ontario Court of Appeal. The hearing is scheduled for February 28th and 29th, 2012.

See Note 17 – Major commitments and contingencies (section C) to the Financial Statements, for a further discussion of legal actions, as well as pages 77 and 78 of the MD&A for a general discussion of personal injury and other claims, which are incorporated by reference herein.

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

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 86 to 94 of the MD&A, which pages are incorporated by reference herein. See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

Item 5	DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.2525 per share, starting with the first quarter of 2009, was increased to $0.27 per share, starting with the first quarter of 2010; the quarterly dividend was next increased to

$0.325 per share, starting with the first quarter of 2011 and to $0.375 per share, starting with the first quarter of 2012. There can be no assurance as to the amount or timing of such dividends in the future.

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

Preferred Shares

The Class A Preferred Shares and the Class B Preferred Shares are issuable in series and, subject to CN’s Articles, the Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The holders of Class A Preferred Shares or Class B Preferred Shares shall not be entitled to vote at meetings of shareholders otherwise than as provided by law and holders of Class A or Class B Preferred Shares shall not be entitled to vote separately as a class except as provided by law.

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

The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. Rating downgrades could limit the Company’s access to the credit markets, or increase its borrowing costs. Various classes of CN’s outstanding securities have been rated by several rating organizations as described in detail below, as of the date hereof.

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
1500 University Street, 7th Floor
Montreal, Quebec H3A 3S8
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

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2011:

MONTH	HIGH	LOW	VOLUME
January	69.60	65.87	17,260,992
February	71.76	67.10	15,471,062
March	73.25	70.04	22,314,485
April	74.00	68.63	14,115,841
May	76.25	72.33	13,714,604
June	77.55	72.88	20,411,811
July	78.08	70.10	13,827,144
August	73.13	65.00	29,349,056
September	72.91	63.72	29,385,266
October	79.75	66.64	20,154,619
November	81.79	76.04	19,841,343
December	80.46	74.22	24,173,655

8.2	Prior Sales

On November 15, 2011, under its new shelf prospectus and registration statement, which became effective earlier that month, CN issued a two-tranche US$700 million debt offering consisting of  US$300 million (C$305 million) 1.45% Notes due in 2016, and US$400 million (C$407 million) 2.85% Notes due in 2021, which are together detailed in the following table:

Security	Notes due 2016	Notes due 2021
Size of Offering:	US$300,000,000	US$400,000,000
Maturity Date:	December 15, 2016	December 15, 2021
Coupon Rates:	1.45%	2.85%
Net Proceeds of Issue:	US$295,908,000	US$394,756,000
Public Offering Price:	99.236%	99.339%
Application of Proceeds:
Repay all outstanding commercial paper and for general corporate purposes including the partial financing of the Company’s share repurchase program. The indebtedness being repaid was incurred by the Company for general corporate purposes.

In the ordinary course of business, the Company issues commercial paper with maturities of less than 12 months. There was US$81 million (C$82 million) of commercial paper outstanding as at December 31, 2011.

Item 9	DIRECTORS AND EXECUTIVE OFFICERS

9.1	Directors

The Directors of the Company are elected by the Shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election.  The following table lists the Directors of the Company as of the date hereof:

Name and Province or State of Residence	Date of First Election to Board	Principal Occupations within the Preceding Five Years

Michael R. Armellino, CFA New Jersey, U.S.A.	May 7, 1996	Retired Partner, The Goldman Sachs Group, LP (investment bank)

A. Charles Baillie, O.C., LL.D. Ontario, Canada	April 15, 2003	Corporate Director and Retired Chairman and Chief Executive Officer, The Toronto-Dominion Bank (bank)

Name and Province or State of Residence	Date of First Election to Board	Principal Occupations within the Preceding Five Years

Hugh J. Bolton, FCA Alberta, Canada	April 15, 2003	Chairman, Epcor Utilities Inc. (energy and energy-related services provider)

Donald J. Carty, O.C., LL. D. Texas, U.S.A.	January 1, 2011	Retired Vice-Chairman and Chief Financial Officer, Dell, Inc. (computer manufacturer)

Ambassador Gordon D. Giffin Georgia, U.S.A.	May 1, 2001	Senior Partner, McKenna Long & Aldridge (law firm)

Edith E. Holiday Florida, U.S.A.	June 1, 2001	Corporate Director and Trustee, and former General Counsel, United States Treasury Department and Secretary of the Cabinet, The White House

V. Maureen Kempston Darkes, O.C., D. Comm. LL.D. Florida, U.S.A.	March 29, 1995	Corporate Director, and former Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation (automotive manufacturer)

The Hon. Denis Losier, P.C., LL.D. New Brunswick, Canada	October 25, 1994	President and Chief Executive Officer, Assumption Life (life insurance company)

The Hon. Edward C. Lumley, P.C., LL.D. Ontario, Canada	July 4, 1996	Vice-Chairman, BMO Capital Markets (investment bank)

David G. A. McLean, O.B.C., LL.D., British Columbia, Canada	August 31, 1994	Chair and former Chief Executive Officer, The McLean Group (real estate investment, film and television facilities, communications and aircraft charters)

Claude Mongeau Quebec, Canada	October 20, 2009	President and Chief Executive Officer, CN; Executive Vice-President, CN; Executive Vice-President and Chief Financial Officer, CN

James E. O’Connor Florida, U.S.A.	April 27, 2011	Former Chairman and CEO Republic Services, Inc. (waste management)

Robert Pace Nova Scotia, Canada	October 25, 1994	President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services)

Committee Membership

The membership of each Board committee is composed of the following Directors:

Audit Committee

Hugh J. Bolton, Donald J. Carty, V. Maureen Kempston Darkes, The Hon. Denis Losier (chair), James E. O'Connor, Robert Pace.

Finance Committee

Michael R. Armellino, A. Charles Baillie (chair), Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday,  The Hon. Edward C. Lumley, David G. A. McLean, James E. O'Connor.

Corporate Governance and Nominating Committee

A. Charles Baillie, Donald J. Carty,  Edith E. Holiday, The Hon. Edward C. Lumley,  David G. A. McLean (chair), Robert Pace.

Donations and Sponsorships Committee

Ambassador Gordon D. Giffin, The Hon. Denis Losier, David G.A. McLean, Claude Mongeau (Chair).

Environment, Safety and Security Committee

Michael R. Armellino, Hugh J. Bolton, Ambassador Gordon D. Giffin, V. Maureen Kempston Darkes (chair), The Hon. Denis Losier, James E. O'Connor .

Human Resources and Compensation Committee

Michael R. Armellino,  A. Charles Baillie, Hugh J. Bolton, Edith E. Holiday, V. Maureen Kempston Darkes, The Hon. Denis Losier, The Hon. Edward C. Lumley, David G. A. McLean, Robert Pace (chair).

Investment Committee of CN’s Pension Trust Funds

Michael R. Armellino, A. Charles Baillie,  Hugh J. Bolton,  Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes,  The Hon. Edward C. Lumley (chair), David G. A. McLean, Robert Pace.

Strategic Planning Committee

Michael R. Armellino (chair), A. Charles Baillie, Hugh J. Bolton, Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes, The Hon. Denis Losier, The Hon. Edward C. Lumley, David G. A. McLean, Claude Mongeau, Robert Pace, James E. O'Connor.

9.2	Audit Committee Disclosure

Composition of the Audit Committee

The Audit Committee is composed of six independent directors, namely, Hugh J. Bolton, Donald J. Carty, V. Maureen Kempston Darkes, Denis Losier, chair of the Committee, James E. O'Connor and Robert Pace.

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the board to be financially literate, as such term is defined under Canadian and United States securities laws and regulations and the NYSE Corporate Governance Standards. The board has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Bolton is the Chairman of the Board of Directors of EPCOR Utilities Inc. and former chair of Matrikon Inc. Mr. Bolton is a director and member of the audit committees of TD Bank Financial Group, Teck Resources Limited and WestJet Airlines Ltd. and a director of Capital Power Corp. From 1992 to 1997, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Alberta Institute of Chartered Accountants. Mr. Bolton holds an undergraduate degree in economics from the University of Alberta.

Mr. Carty is the retired Vice-Chairman and Chief Financial Ofﬁcer of Dell, Inc. (computer manufacturer), a position he assumed in January 2007. Before joining Dell, Mr. Carty retired in 2003 as Chairman and CEO of AMR Corporation and American Airlines. He had previously served as President, Executive Vice-President – Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 – 1987. Mr. Carty is chairman of Virgin America Airlines Inc. and Porter Airlines Inc. and is serving as a Lead Director and member of the audit committee of Barrick Gold Corporation, director and member of the audit committee of Talisman Energy Inc., as well as a director of Dell, Inc. and Gluskin, Sheff & Associates Inc. Mr. Carty holds a Master of Business Administration from the Harvard Business School.

Mrs. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. In 2009 she ended a 35-year career at GM during which she attained the highest operating post ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation. Mrs. Kempston Darkes is also a director and member of the audit committee of Irving Oil Co. Ltd, and a director of Brookﬁeld Asset Management Inc. and Enbridge Inc. Mrs. Kemptson Darkes holds Bachelor of Arts in history and political science from Victoria Univeristy at the University of Toronto and a Bachelor of Law degree from the University of Toronto Faculty of Law.

Mr. Losier is President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994, including Minister of Fisheries and Aquaculture and Minister of Economic Development and Tourism. He is the Chair of Invest N.B. and a director and member of the audit committee of Plazacorp Retail Properties Ltd., and he is also a director of Enbridge Gas New Brunswick Limited Partnership and NAV CANADA. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

Mr. O’Connor is the retired chairman of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the United States. From 1998 to 2011, Mr. O’Connor was chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc. He was named to the list of America’s Best CEOs each year between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is a director of Clean Energy Fuels Corp. and holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University.

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the Board of Directors of Maritime Broadcasting Systems Inc., High Liner Foods Incorporated and Hydro One.  Mr. Pace holds an

MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 25 years of business experience.

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2011 and 2010, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees	2011(1)	2010(1)
Audit	$2,447,000	$2,479,000
Audit-related	1,236,000	$1,010,000
Tax	810,000	$893,000
All Other	——	——
Total Fees	$4,493,000	$4,382,000
	(1)Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2011 and 2010 that were required to be pre-approved.

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

Nil.

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

Keith E. Creel Illinois, U.S.A.	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer; Executive Vice-President, Operations; Senior Vice-President, Eastern Region;

Sameh Fahmy Quebec, Canada	Senior Vice-President, Engineering, Mechanical and Supply Management	Senior Vice-President, Engineering, Mechanical and Supply Management;

Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer	Executive Vice-President Corporate Services and Chief Legal Officer; Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary;

Luc Jobin Quebec, Canada	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer; Executive Vice-President, Power Corporation of Canada;

Name and Province or State of Residence	Position	Principal Occupations within the Preceding Five Years

Jeff Liepelt Ontario, Canada	Senior Vice-President, Eastern Region	Vice-President, Eastern Region; Vice-President, Operations, Southern Region; General Manager, Wisconsin Division;

Kimberly A. Madigan Quebec, Canada	Vice-President, Human Resources	Vice-President, Human Resources; Vice-President, People; Vice-President, Labour Relations – North America;

Robert Noorigian Quebec, Canada	Vice-President, Investor Relations	Vice-President, Investor Relations;

Jean-Jacques Ruest Quebec, Canada	Executive Vice-President and Chief Marketing Officer	Executive Vice-President and Chief Marketing Officer; Senior Vice-President, Marketing;

Jim Vena, Illinois, U.S.A.	Senior Vice-President, Southern Region	Senior Vice-President, Southern Region; Senior Vice-President, Western Region; Senior Vice-President, Eastern Region; Vice- President, Operations;

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at February 1, 2012, the Directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 1.5 million Common Shares of the Company, representing approximately 0.34% of the outstanding Common Shares.

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

(iii)
Mr. Mongeau, a director and the President and Chief Executive Officer of the Company, became a director of Nortel Networks Corporation ("NNC") and Nortel Networks Limited ("NNL") on June 29, 2006.  On January 14, 2009, NNC, NNL and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa (EMEA) subsidiaries made consequential filings in Europe and the Middle East.  These proceedings are ongoing. Mr. Mongeau resigned as a director of NNC and NNL effective August 10, 2009.

(iv)
Mrs. Kempston Darkes, a director of the Company, was an officer of General Motors Corporation (“GM”) when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM’s most valuable assets. Mrs. Kempston Darkes retired as a GM officer on December 1, 2009; and

(v)
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

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2011 Annual Consolidated Financial Statements and Notes thereto prepared under U.S. generally accepted accounting principles.  We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Rules of the Code of Ethics of the Ordre des comptables agréés du Québec.

Item 11	ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and Management’s Discussion & Analysis for its most recently completed financial year.  Additional information, including Directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular prepared in respect of its annual meeting of shareholders to be held on April 24, 2012 (the “Circular”).  The Circular will become available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on or about March 23, 2012.

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

CANADIAN NATIONAL RAILWAY COMPANY

By:	/s/ Sean Finn
	Name:	Sean Finn
	Title:	Executive Vice-President Corporate Services and Chief Legal Officer
	Date:	February 3, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2011*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2011*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

*Incorporated by reference from the Registrant’s Form 6-K dated February 3, 2012.