Form 40-F
period 2012-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2013-02-01
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2012	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY
(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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
2.25% notes due November 15, 2022
7.63% debentures due May 15, 2023
6.90% notes due July 15, 2028
7.38% debentures due October 15, 2031

6.25% notes due August 1, 2034
6.20% notes due June 1, 2036
6.71% Puttable Reset Securities (PURS)SM due July 15, 2036
6.375% debentures due November 15, 2037
3.50% notes due November 15, 2042
5.00% 99-year income debentures due December 1, 2056
7.70% 100-year debentures due September 15, 2096

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
At December 31, 2012, 428,371,034 common shares were issued and outstanding.

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
Yes  ☒   No  ☐

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The United States Securities and Exchange Commission (the “Commission”) defines “disclosure controls and procedures” as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

After evaluation the effectiveness of Canadian National Railway Company’s disclosure controls and procedures as of the end of the fiscal year covered by this report, Canadian National Railway Company’s President and Chief Executive Officer (the “CEO”) and its Executive Vice President and Chief Financial Officer (the “CFO”) have concluded that Canadian National Railway Company’s disclosure controls and procedures were effective as of end of the fiscal year covered by this report.

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2012, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Business Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct is available at the Registrant’s Internet website, www.cn.ca, under the caption “Delivering Responsibly / Governance.” Any amendments to the Code of Business Conduct will be posted at the Registrant’s Internet website at the address listed above.

3

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading  “Auditors’ Fees” in Item 10.2 of the Registrant’s 2012 annual information form included in this Form 40-F.

 OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off Balance Sheet Arrangements” set forth in the 2012 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the 2012 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit Committee are set forth under the heading “Composition of the Audit Committee” in Item 9.2 of the Registrant’s 2012 annual information form included in this Form 40-F .

CORPORATE GOVERNANCE PRACTICES

The Registrant’s board of directors has reviewed the Registrant’s corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission, as well as the NYSE Corporate Governance Standards (the “NYSE Standards”). Except as disclosed on its website, the Registrant’s corporate governance practices do not differ significantly from that followed by U.S. domestic companies under the NYSE Standards. A discussion of differences is available at the Registrant’s Internet website, www.cn.ca under the caption “Delivering Responsibly / Governance”.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.

4

CANADIAN NATIONAL
RAILWAY COMPANY

2012

ANNUAL INFORMATION FORM

February 1, 2013

2012 Annual Information Form

Item 1	GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (“AIF”), the information contained herein is given as of December 31, 2012.  All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (“U.S. GAAP”), unless otherwise indicated.

Certain information included in this AIF or incorporated by reference herein may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. These statements generally can be identified by the use of the conditional, the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “propose” or the negative of these terms or variations of them or similar terminology. All statements, other than statements of historical facts, included or incorporated by reference herein that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company, and other such matters, are forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions.  The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program.

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

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business conditions, including those referring to revenue growth opportunities	• North American and global economic growth • Long-term growth opportunities being less affected by current economic conditions • Year-over-year carload growth
Statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	• North American and global economic growth • Adequate credit ratios • Investment grade credit rating • Access to capital markets • Adequate cash generated from operations
Statements relating to pension contributions
•  Adequate cash generated from operations and other sources of financing
•  Adequate long-term return on investment on pension plan assets
•  Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

2012 Annual Information Form

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events that could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations,  proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to the discussion of risk factors in CN’s 2012 Management’s Discussion and Analysis (the “MD&A”) for detailed information on major risk factors, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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

CN’s principal subsidiaries as of December 31, 2012, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

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

2012 Annual Information Form

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

2012 Highlights

Acquisitions and Dispositions

In March 2012, the Company entered into an agreement with Metrolinx, an agency of the Government of Ontario, to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Strategic Initiatives and Capital Spending

In 2012, CN invested approximately $1.8 billion on capital programs, of which over $1 billion was for track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the rail network, including the replacement of rail, ties and other track materials and bridge improvements, as well as rail-line improvements on the Elgin, Joliet and Eastern railway  (“EJ&E”) property.  This amount also includes funds for extended sidings along the Edmonton-Prince Rupert corridor, and longer passing tracks in Northern Ontario.  In 2012, equipment capital expenditures of approximately $250 million allowed CN to tap growth opportunities and improve the quality of the fleet and included the acquisition of new fuel-efficient locomotives.  CN also spent approximately $500 million on facilities to grow the business, including transloads, distribution centers and the continued development of CN’s Calgary Logistics Park  (the “Logistics Park”) that was started in 2011, together with information technology to improve service and operating efficiency as well as other projects to increase productivity.

In 2012, CN formalized arrangements for a major locomotive acquisition program to accommodate anticipated traffic growth and to improve operational efficiency, enabling the railway to better serve its customers. The program includes the anticipated acquisition of 65 new high-horsepower locomotives as well as 160 second-hand high-horsepower locomotives that will be upgraded. The new and used motive power are expected to enhance operational efficiency and reduce fuel consumption by permitting the retirement of older, high-maintenance locomotives and the cascading of less fuel-efficient main-line units into less-demanding yard and local switching operations, while providing additional locomotives to accommodate increased traffic. In particular, CN expects to take delivery in 2013-2014 of 40 of the 65 new high horsepower locomotives. The program also includes, for the first time, the addition of alternating-current locomotives (“AC”) to CN’s existing fleet of approximately 1,900 locomotives using direct-current (“DC”) traction technology, which has served CN well because of the overall favourable grades of its network. By assigning the new AC units to heavy-haul coal service in northern British Columbia and Alberta, where steep grades and sharp rail curvature create heavy demands on our fleet, the new locomotives will harness the key advantage of AC traction, which provides much

2012 Annual Information Form

higher adhesion or train-pulling ability at low speeds.  The new locomotives that CN is purchasing are equipped with distributed power (“DP”) technology, a GE product, which improves train handling and fuel efficiency. The Company expects that 50 per cent of its high-horsepower locomotive fleet will have DP by 2014. DP technology permits remote control of a locomotive or locomotives throughout a train from the lead control unit. DP provides faster, smoother train starts, improved braking and lower pulling forces at the head-end and within a train, contributing significantly to improved safety. With more optimum matching of motive power to train weight, DP locomotives also allow CN to reduce fuel consumption and reduce emissions.

In March 2012, CN elaborated plans for the relocation of its Calgary Intermodal Terminal in conjunction with the construction of  the Logistics Park then already under construction in Rocky View County. The Logistics Park, which involves an expected total investment of approximately $200 million, is planned to include a state-of-the-art intermodal terminal with room for customers to co-locate with CN and custom-build their facility in place. It will be designed to include a multi-commodity transload and warehouse facility, an automotive compound, and a liquid/bulk transload and distribution facility. The site is strategically located a few miles east of the main Calgary airport, on Township Road 250/ McKnight Boulevard, providing access to Stoney Trail and other major roadways. Calgary is the third largest distribution centre in Canada and is becoming the logistics hub of Western Canada, serving a rapidly expanding market. It provides ample space for current and planned customer initiatives, and the park will be designed to allow easy expansion as the Calgary hub continues to grow. The Logistics Park will offer the potential for a total warehousing footprint of over two million square feet to customers that need to distribute their goods across Western Canada, whether sourced from Asia through the West Coast or from Eastern Canada and the US. The Logistics Park saw its first intermodal trains arrive in January 2013 and provides new connectivity to both the Port of Prince Rupert and Vancouver, as well as key import-export routes for the province of Alberta. Following its scheduled opening later in 2013, most of CN's Calgary yard operations are expected to shift to the new Logistics Park.

In June 2012, CN and Southern Pacific Resource Corp. (“Southern Pacific”) completed a long-term arrangement to transport its bitumen to the U.S. Gulf Coast via the CN rail network. Under this arrangement, Southern Pacific expects to significantly increase its plant gate bitumen netback using rail transportation that reduces diluent costs, and offers access to Brent-based pricing as opposed to selling its bitumen into a pipeline that offers access to West Texas Intermediate (WTI) based pricing. This agreement is expected to allow Southern Pacific to generate attractive returns from Phase 1 of its STP-McKay Thermal Project, a new steam assisted gravity drainage (“SAGD”) oil sands project. The completed rail marketing solution includes agreements with CN, Rick's Trucking, Altex Energy Ltd., Genesis Energy, L.P., CIT Group Inc. and Tauber Co.  Under this arrangement, Southern Pacific's bitumen volumes will be trucked approximately 60 km (38 miles) from the STP-McKay plant gate to Lynton, Alberta, a CN rail terminal located immediately south of Fort McMurray.  From Lynton, volumes will be transferred into rail cars and shipped approximately 4,500 km (2,800 miles) over CN's network and a short-line rail partner to a terminal in Natchez, Mississippi.  The bitumen will then be transferred to barges that will deliver the product as feedstock to refineries on the Gulf Coast. With rail shipments of Southern Pacific's bitumen from Fort McMurray to Natchez, located on the Mississippi River 135 km (85 miles) north of Baton Rouge, Louisiana, starting by the end of 2012, volumes are expected to ramp up to more than 12,000 carloads per year as production increases.

In August 2012, CN and Superior Silica Sands reached a multi-year agreement to move frac sand from a new processing plant under construction in northern Wisconsin.  The 85-acre sand processing plant and rail storage facility adjacent to CN's Barron subdivision near Poskin, Wisconsin is expected to be capable of producing up to 2.4 million tons per year of high-quality frac sand products.  Earlier in the year, CN launched a $35-million project to restore nearly 40 miles of track between Ladysmith and Barron, Wisconsin, ultimately restoring rail service along the line in 2012.  The projected CN rail service to the new plant entails moving frac sand from northern Wisconsin to shale drilling areas across North America, including Western Canada.  The project is intended to grow the frac sand market to become a $300-million business for CN in the next three-to-five years.

In August 2012, CN secured a commitment from a customer group of mining companies – Cliffs Natural Resources Inc., Labrador Iron Mines Holdings Ltd., New Millennium Iron Corp., Cap-Ex Ventures Ltd., Alderon Iron Ore

2012 Annual Information Form

Corp. and Champion Iron Mines Limited – to support CN and La Caisse de dépôt et placement du Québec on a feasibility study into the potential construction of a rail line and terminal handling facility to serve the Quebec/Labrador iron ore range.  CN and the mining companies are currently reviewing the status of the feasibility study.

In October 2012, CN and Tundra Energy Marketing Limited signed a memorandum of understanding to construct a crude oil rail car loading terminal near Cromer, Manitoba, to meet the needs of Bakken crude oil producers in Manitoba and Saskatchewan. It is expected that the terminal will initially load 30,000 barrels of crude oil per day into rail cars – the equivalent of more than 50 tank cars worth – starting in the second quarter of 2013. The facility will have the potential to accommodate a unit train of 100 tank cars, with each train carrying approximately 60,000 barrels per day of crude oil. The project is designed to provide CN access to alternative North American markets for Williston Basin crude oil over CN's network at a time when there is inadequate pipeline takeaway capacity. With the Cromer location situated at the most easterly point of crude oil production in Canada, the proposed facility will have the potential to provide a market advantage to crude oil producers and shippers.

In November 2012, CN and Arc Terminals LP entered into a cooperative arrangement to build a rail tank car unloading terminal in Mobile, Alabama, to handle Western Canadian heavy and Bakken light crude oils destined to Gulf Coast refineries. The CN-served facility, which is designed to accommodate a maximum crude-oil handling capacity of 75,000 barrels or up to 120 tank cars per day, is scheduled to start operations by June 2013. Initial volume is expected to be 40 tank cars of crude oil daily, increasing according to demand. The Mobile facility, which will be the first rail tank car crude-oil unloading terminal in Alabama, is expected to provide good access to Gulf Coast refineries and to allow quick turnaround of tank cars, increasing product delivery and fleet velocity and reducing costs for car owners. The rail transload terminal will handle heavy crude oil from Western Canada and light crude oil from the Bakken basin via CN, which will provide Canadian producers single-haul service to the terminal in Mobile, resulting in a service that is typically more efficient and less expensive than those involving two or more rail carriers and multiple terminal switching. It is also contemplated that the Mobile terminal will load condensate into tank cars for backhaul by CN to Western Canadian oil producers.

In 2012, CN constructed five extended sidings on its B.C. North, bringing its investments along the Edmonton, Alberta - Prince Rupert corridor to more than $150 million. CN has extended or constructed 26 sidings to handle 12,000-foot trains between Edmonton and Prince Rupert since 2004.  Longer sidings allow CN to increase the fluidity of operations in a major freight corridor and increase volumes on trains equipped with DP technology. This technology permits remote control of a locomotive or locomotives throughout a train from the lead control locomotive, which is safer and more efficient.  These investments are expected to help CN better move rising export coal volumes from existing and new mines in the region to Ridley Terminals at Prince Rupert, where handling capacity is expected to double by the end of 2014 to 24 million tonnes.

Financial Management Initiatives

In March 2012, the revolving credit facility agreement that CN signed in 2011 with a consortium of lenders, was amended to extend the term to May 5, 2017.  The agreement, which contains customary terms and conditions, allows for increases in the facility amount, up to a maximum of $1,300 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program.  As at December 31, 2012, the Company had no outstanding borrowings under its revolving credit facility.

In March 2012, the Company’s series of three-year bilateral letter of credit facility agreements with various banks were amended to extend the maturity by one year to April 2015 and an additional letter of credit agreement was signed with an additional bank.  Under these agreements as amended, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2012, the Company had letters of credit drawn of $551 million from a total committed amount of $562 million with the various banks. As at December 31, 2012, cash and cash

2012 Annual Information Form

equivalents of $521 million were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

In October 2012, the Board of Directors of the Company (the “Board of Directors”) approved a new share repurchase program, which allows for the repurchase of up to $1.4 billion in Common Shares, not to exceed 18.0 million Common Shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees or such other prices as may be permitted by the TSX. As at December 31, 2012, 3.6 million Common Shares had been repurchased for $305 million, at a weighted-average price of $84.23 per share, including brokerage fees. The Company’s previous share repurchase program, initiated on October 24, 2011, allowed for the repurchase of up to 17.0 million Common Shares between October 28, 2011 and October 27, 2012 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees or such other prices as may be permitted by the TSX. Under that share repurchase program, the Company repurchased a total of 16.7 million Common Shares for $1.351 million at a weighted average price of $80.85 per share, including brokerage fees.

In October 2012, the Company announced its intention to repurchase 5.8 million of its Common Shares from an arm's-length third-party seller by means of private agreements to be formalized at the time of each such purchase. The purchases will form part of CN's $1.4 billion share-repurchase program announced on October 22, 2012. Such repurchases will be made pursuant and subject to the terms of an issuer bid exemption order issued by the Ontario Securities Commission and will take place before the end of March 2013. The price that CN will pay for any Common Shares purchased under such agreements will be negotiated by CN and the seller and will be at a discount to the prevailing market price of CN's Common Shares on the TSX at the time of the purchase.

In November 2012, CN issued a public two-tranche debt offering of US$500 million, comprised of US$250 million 2.25% Notes due 2022, and US$250 million 3.50% Notes due 2042, with the net proceeds from the offering intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness. The debt offering was made in the United States under an effective shelf registration statement that CN filed on November 4, 2011.

In December 2012, the Company entered into a three-year agreement, commencing on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of freight receivables to unrelated trusts for maximum cash proceeds of $450 million. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes. The notes are secured by, and recourse is limited to, the assets purchased using the proceeds of the notes.

Significant Cooperation Agreements

In April 2012, CN and CSX Transportation (“CSX”) commenced a new steel-wheel-interchange service over Chicago. The service gives container imports moving over CN's network from the Ports of Vancouver and Prince Rupert, British Columbia, efficient access to key Ohio Valley markets. This new interchange service is expected to give CN's customers efficient and cost-effective access to CSX's new Northwest Ohio Terminal and to the important markets of Cleveland, Columbus, and Cincinnati, Ohio, and Louisville, Kentucky. Prior to this agreement, CN and CSX exchanged container traffic in Chicago by truck.

2011 Highlights

Acquisitions and Dispositions

In March 2011, CN entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore East”), for cash proceeds of $299 million before transaction costs. Under the agreement, CN obtained the perpetual right to operate freight trains over the Lakeshore East at its then current level

2012 Annual Information Form

of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

In August 2011, the Company sold substantially all of the assets of IC RailMarine Terminal Company (“IC Rail Marine”), an indirect subsidiary of the Company, to Raven Energy, LLC, an affiliate of Foresight Energy, LLC (“Foresight”) and the Cline Group (“Cline”), for cash proceeds of $70 million (US$73 million) before transaction costs.  IC Rail Marine is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets. Under the sale agreement, the Company will benefit from a 10-year rail transportation agreement with Savatran, LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the IC Rail Marine transfer facility. The transaction resulted in a gain on disposal of $60 million ($38 million after-tax) that was recorded in Other income.

Strategic Initiatives and Capital Spending

In order to improve the fluidity and efficiency of the supply chain while enhancing customer service, CN entered into service level agreements and supply chain collaboration agreements with various stakeholders, including ports, terminal operators and customers served by CN, all with a view to achieve an enhanced understanding and performance of end-to-end supply chains. This initiative involved working with customers and partners in a collaborative spirit, sharing information, targets and performance measures across the various components of those supply chains. CN and its supply chain partners signed several groundbreaking Service Level Agreements (“SLA”s) that have created a basis for key changes in the way freight is handled at the port terminals, to the benefit of all partners along the supply chain. These agreements established clear and defined performance standards for CN and its supply chain partners to drive continuous performance improvement in port dwell times and transit times, increase productivity and efficiency, and improve communication with customers.

CN has such agreements in the Intermodal, Merchandise and Bulk segments. In 2011, CN announced a number of these agreements, including with the following parties: Squamish Terminals Ltd., Tembec Inc., Canfor Pulp Limited Partnership (CPLP), West Fraser Timber Co. Ltd. (WFT) and Daishowa Marubeni International Ltd.; China’s CNBM Forest Products Trading Ltd; Agri-Marché Inc.; Agri-Food Central Ltd.; Montreal Gateway Terminals and the Montreal Port Authority (MPA); Ray-Mont Logistics and Viterra Inc. As part of these agreements, all parties have arranged to measure performance using specific metrics against specific targets and identify ways to mutually improve distribution across their respective supply chains.

In 2011, CN invested over $1.7 billion on capital programs, of which approximately $1 billion was for track infrastructure to continue operating a safe railway and improve the productivity and fluidity of its rail network, including the replacement of rail, ties and other track materials and bridge improvements, as well as rail-line improvements on the EJ&E property. CN's infrastructure envelope included funds for strategic initiatives across the system and additional network improvements on its network. Equipment spending, which was intended to improve the quality of the fleet in order to meet customer requirements and included the acquisition of new fuel-efficient locomotives and new freight cars, was approximately $200 million in 2011. CN also spent approximately $500 million on facilities to grow the business, including transload and distribution centers to serve offline customers, new information technology to support operational and service excellence and other projects to increase productivity.

More specifically, in 2011, CN commenced important initiatives to improve service and productivity on its network. In May, for example, CN committed itself to major investments in order to double key track segments of its high-volume main line east of Edmonton, add capacity to its rail line to the oil sands region of northern Alberta, and improve velocity at its Walker Yard freight car classification facility in Edmonton. Spending in this area includes approximately $12 million to construct 3.5 miles of track between two sidings located approximately 20 miles east of Edmonton on the Wainwright Subdivision, creating 7.9 miles of double track. The new track is intended to help dispatchers expedite the meeting of trains and to increase train velocity on one of the highest-density corridors on the CN system.

2012 Annual Information Form

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

In July 2011, CN committed additional funding for the construction of two additional extended sidings on its Northern Ontario main line in 2011, bringing its investments in seven long sidings in this corridor to approximately $28 million. A further two additional extended sidings, costing a total of $10 million, are scheduled to be added to this main line by the end of 2013.  Extended sidings allow CN to maximize the benefits of its longer-train operating plan in main-line corridors across its system. These more efficient trains are equipped with DP technology, which permits remote control of a locomotive or locomotives throughout a train from the lead control locomotive.

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

Financial Management Initiatives

In January 2011, the Board of Directors approved a share repurchase program which allowed for the repurchase of up to 16.5 million Common Shares between January 28, 2011 and December 31, 2011 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. That share repurchase program was completed by September 30, 2011, at a weighted average price of $70.56 per share, including brokerage fees, for a total price of $1,164 million. Under the Company’s 2010 share repurchase program, initiated in January 2010, CN repurchased 15.0 million Common Shares for $913 million, at a weighted-average price of $60.86 per share, including brokerage fees.

In April 2011, CN entered into a series of three-year bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. As at December 31, 2011, from a total committed amount of $520 million by the various banks, CN had letters of credit drawn of $499 million. Under these agreements, CN has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of three months, equal to at least the face value of the letters of credit issued. As at December 31, 2011, cash and cash equivalents of $499 million were pledged as collateral and recorded as Restricted Cash and cash equivalents on the Consolidated Balanced Sheet.

In May 2011, CN entered into an $800 million four-year revolving credit facility agreement with a consortium of lenders. The agreement allowed for an increase in amount, up to a maximum of $500 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The credit facility, containing customary terms and conditions, is available for general corporate purposes, including backstopping its commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. This facility replaced the US$1 billion credit facility that was scheduled to expire in October 2011. As at December 31, 2011, CN had no outstanding borrowings under its revolving credit facility.

2012 Annual Information Form

In May 2011, CN’s accounts receivable securitization program expired and was not renewed.

In October 2011, the Board of Directors of the Company approved a new share repurchase program, which allowed for the repurchase of up to 17.0 million Common Shares between October 28, 2011 and October 27, 2012 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. As at December 31, 2011, under that share repurchase program, 3.4 million Common Shares had been repurchased for $256 million, at a weighted average price of $75.08 per share including brokerage fees.

In October 2011, the Company, through a wholly-owned subsidiary, repurchased 76% of the 6.38% Notes due in October 2011, with a carrying value of US$303 million pursuant to a tender offer for a total cost of US$304 million. The remaining 24% of the 6.38% Notes with a carrying value of US$97 million were repaid upon maturity.

In November 2011, CN filed a new shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), providing for the issuance by CN of up to $2.5 billion of debt securities in Canadian and U.S. markets. CN expects to use net proceeds from the sale of debt securities under the shelf prospectus for general corporate purposes, including the redemption and refinancing of outstanding debt, share repurchases, acquisitions, and other business opportunities. The shelf prospectus expires December 2013. Access to capital markets under the shelf is dependent on market conditions at the time of pricing.

In November 2011, under its new shelf prospectus and registration statement, CN issued US$300 million ($305 million) 1.45% Notes due 2016 and US$400 million ($407 million) 2.85% Notes due 2021 in the U.S. capital markets, which resulted in net proceeds of US$691 million. CN used a portion of the net proceeds to repay all of its then outstanding commercial paper and for general corporate purposes, including the partial financing of its share repurchase program.

2010 Highlights

Acquisitions and Dispositions

In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Oakville subdivision”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow at the time of disposal and was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Oakville subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Strategic Initiatives and Capital Spending

As complemented by CN’s 2011 and 2012 highlights, when applicable, CN has entered into service level agreements and supply chain collaboration agreements with various stakeholders, a number of which were announced in 2010, including the following:

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

2012 Annual Information Form

•
In June 2010, TSI Terminal Systems Inc. (“TSI”) and CN signed a supply chain collaboration agreement aiming to enhance service levels to their mutual customers and draw greater volumes of container traffic over PMV. The agreement is designed to drive strong mutual focus on system efficiencies, improved communication, and close monitoring of their gateway performance.

•
In July 2010, CN and TSI signed a comprehensive SLA, which establishes specific performance targets and measurement tools, flows from the CN-TSI supply chain collaboration agreement announced the previous month that commits the parties to drive greater efficiencies and improve customer service at the Vancouver gateway for traffic between Asia and Central Canada / U.S. Midwest markets.

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

•
In September 2010, CN, the Prince Rupert Port Authority and Maher Terminals Holding Corp. signed a SLA to promote and better measure improvements in port performance and to enhance Prince Rupert's role as a gateway of choice on the West coast for Central Canada and U.S. Midwest markets.

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

In 2010, CN invested approximately $1.7 billion on capital programs, of which approximately $1 billion was for track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, including the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements for the EJ&E property that was acquired in 2009. This amount also includes funds for strategic initiatives across the system and additional enhancements to the track infrastructure in Western and Eastern Canada. CN’s equipment spending, which totalled approximately $400 million in 2010, was intended to improve the quality of the fleet to meet customer requirements, and included the acquisition of 102 new high-horsepower locomotives and the lease buyout of 25 high-horsepower locomotives. CN also spent approximately $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

In February 2010, CN announced its intention to establish a new CN Calgary Logistics Park in Conrich, located in Rocky View County northeast of Calgary as further described in the 2012 highlights, with a scheduled opening in 2013.

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

2012 Annual Information Form

and NASCO a strong foothold in the most important steel market in North America, as approximately half of steel production and consumption on the continent takes place within a 300-mile radius of Chicago.

Financial Management Initiatives

In January 2010, the Board of Directors approved a share repurchase program, which allowed for the repurchase of up to 15.0 million Common Shares between January 29, 2010 and December 31, 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees or such other prices as may be permitted by the TSX. As at December 31, 2010, under that share repurchase program, 15.0 million Common Shares had been repurchased for $913 million, at a weighted-average price of $60.86 per share including brokerage fees.

In February 2010, the Company reduced the limit in its accounts receivable securitization program from $350 million to $100 million, where it remained until the expiry of the program in May 2011.  Under this program, the Company had a five-year agreement to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust. Although originally the program limit was set at $600 million, subsequent reductions to the program limit reflect the anticipated reduction in the use of the program.

3.2	Anticipated Developments

For a discussion of anticipated developments for 2013, please see the section entitled “Strategy overview” on pages 46 to 49 of the MD&A, which are incorporated by reference herein.  The MD&A may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 4	DESCRIPTION OF THE BUSINESS

4.1	Overview

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,100 route miles spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans, and Mobile (Alabama) and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth (Minnesota)/Superior (Wisconsin), Green Bay (Wisconsin), Minneapolis/St. Paul, Memphis and Jackson (Mississippi), with connections to all points in North America. CN’s extensive network, and its co-production agreements, routing protocols, marketing alliances and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups, representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2012, no individual commodity group accounted for more than 20% of revenues. From a geographical standpoint, 17% of revenues relate to U.S. domestic traffic, 29% from transborder traffic, 22% from Canadian domestic traffic, and 32% from overseas traffic.

CN is the originating carrier for approximately 85% of traffic moving along its network in 2012, which allows the Company both to capitalize on service advantages and to build on opportunities to efficiently use assets.

4.2	Commodity Groups

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 52 to 56 of the MD&A, which are incorporated by reference herein.

2012 Annual Information Form

4.3	Competitive Conditions

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the discussion of Business risks located on page 87 of the MD&A, which is incorporated by reference herein.

4.4	Labor

As at December 31, 2012, CN employed a total of 23,430 employees.

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

2012 Annual Information Form

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

To supplement public rates issued under tariffs, the CTA permits confidential contracts to be negotiated between rail carriers and shippers to govern the terms, conditions and rates for service. Furthermore, railroads are subject to service level obligations and, in case of breach, shippers may seek redress from the Agency.

When a railroad operator wants to sell or abandon lines, the CTA encourages their sale to short-line operators and provides the framework for line discontinuance. The railroads are required to publish a plan for lines it intends to sell or discontinue within the next three years. Prior to discontinuance, the line must be advertised as being for sale to the public for continued rail operation and, if no interest is shown, must be offered specifically for sale to applicable federal, provincial and municipal governments as well as urban transit authorities. The entire process is intended to take, at most, 22 months. The Company’s operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labor regulations, which are in many respects similar when comparing Canadian and U.S. regulations.

Periodically, a comprehensive review is made by the federal government of the effectiveness of the CTA, the Canadian Railway Safety Act and other statutes related to transportation, which may prompt regulatory amendments as a result. For a further discussion of recent and pending legislative and other regulatory developments in Canada, see the section entitled “Regulation” in the Business risks discussion located on pages 89 to 92 of the MD&A, which are incorporated by reference herein.

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

2012 Annual Information Form

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

Following an extended review, in June 2001, the STB issued new regulations governing mergers between Class I Railroads. CN had recommended higher public interest standards for mergers and the new regulations effectively raised the bar for the quality of customer service in all future major railroad mergers. The STB also agreed that foreign-headquartered railroads would be treated the same as U.S.-based railroads under its merger rules.

For a further discussion of government regulation with respect, in particular, to Canada-U.S. Customs, U.S. Homeland Security, and the transportation of hazardous material, as well as recent and pending developments in legislative and regulatory reform in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 89 to 92 of the MD&A, which are incorporated by reference herein.

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

2012 Annual Information Form

See Note 16 – Major commitments and contingencies (section D), to CN’s 2012 Annual Consolidated Financial Statements (the “Financial Statements”) for a further discussion of environmental matters, as well as the section entitled “Environmental matters”, on pages 79 to 80 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on pages 87 and 88 of the MD&A, which are incorporated by reference herein. The Financial Statements and MD&A may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Environmental Policy

CN is committed to conducting its operations and activities in a manner that protects the natural environment. CN considers protecting the environment a fundamental corporate social responsibility governing its activities. Consequently, CN has implemented comprehensive environmental management programs. The Company's Environmental Policy aims to minimize the impact of the Company's activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company’s overall business plan and through the specific monitoring and measurement of such priorities against historical performance and, in some cases, specific targets. All employees must demonstrate commitment to this Environmental Policy at all times and it is the Environment, Safety and Security Committee, established by the Board of Directors, which has the responsibility of overseeing the Company's Environmental Policy. The Environment, Safety and Security Committee is composed of CN’s directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The Company’s Environmental Policy, its Carbon Disclosure Project report, and its Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website.

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

2012 Annual Information Form

4.8	Legal Matters

Legal Proceedings

As of the date hereof, there are no legal proceedings, to which CN is a party, involving claims for damages, exclusive of interest and costs, in excess of 10% of its current assets. The Company will regularly assess its position as events progress.

A proposed class proceeding was brought before the Ontario Superior Court of Justice on March 19, 2008 by a plaintiff who purported to represent all current and former non-unionized employees of CN in Canada who were first line supervisors on and after July 5, 2002. The plaintiff alleged that CN breached its obligations under the Canada Labour Code with respect to overtime pay and other related matters.  The plaintiff claimed $250 million in general damages and $50 million in punitive damages.  The Ontario Superior Court of Justice certified the proceeding as a class action in August 2010 on very limited grounds and also struck part of the plaintiff's claim. CN successfully appealed the adverse portions of that decision to the Ontario Court of Appeal, which overturned the certification order  in June 2012. The plaintiff did not appeal the appellate decision and the matter is concluded.

See Note 16 – Major commitments and contingencies (section C) to the Financial Statements, for a further discussion of legal actions, as well as pages 76 and 78 of the MD&A for a general discussion of personal injury and other claims, which are incorporated by reference herein.

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

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 88 to 96 of the MD&A, which pages are incorporated by reference herein. See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

2012 Annual Information Form

Item 5	DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.27 per share, starting with the first quarter of 2010, was increased to $0.325 per share, starting with the first quarter of 2011; the quarterly dividend was next increased to $0.375 per share, starting with the first quarter of 2012 and to $0.43 per share, starting with the first quarter of 2013. There can be no assurance as to the amount or timing of such dividends in the future.

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

2012 Annual Information Form

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

2012 Annual Information Form

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

As is common practice, during the last two years, each of the above-noted credit rating agencies charged CN for their rating services which include annual surveillance fees covering CN’s outstanding long-term and short-term debt securities, in addition to one-time rating fees when debt is initially issued. CN reasonably expects that such payments will continue to be made for rating services in the future.

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
100 University Avenue, 9th Floor
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

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2012:

2012 Annual Information Form

MONTH	HIGH	LOW	VOLUME
January	81.19	75.15	20,517,615
February	78.95	75.52	19,490,154
March	80.64	74.5	23,196,733
April	84.70	75.76	16,827,870
May	85.84	80.07	18,522,311
June	87.60	81.65	23,028,796
July	89.59	85.06	15,293,470
August	92.09	85.60	14,191,078
September	92.20	85.80	17,574,409
October	88.95	83.45	13,852,409
November	89.64	84.05	13,531,841
December	91.38	88.42	15,025,941

8.2	Prior Sales

On November 20, 2012, under its shelf prospectus and registration statement filed on November 4, 2011,  CN issued a two-tranche US$500 million debt offering consisting of US$250 million ($249 million) 2.25% Notes due in 2022, and US$250 million ($249 million) 3.50% Notes due in 2042, which are together detailed in the following table:

Security	Notes due 2022	Notes due 2042
Size of Offering:	US$250,000,000	US$250,000,000
Maturity Date:	November 15, 2022	November 15, 2042
Coupon Rates:	2.25%	3.50%
Net Proceeds of Issue:	US$248,042,500	US$246,387,500
Public Offering Price:	99.867%	99.430%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2012, the Company had no borrowings of commercial paper outstanding.

Item 9	ESCROWED SECURITIES

To CN’s knowledge, no securities of the Company are held in escrow or are subject to a contractual restriction on transfer.

Item 10	DIRECTORS AND EXECUTIVE OFFICERS

10.1	Directors

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election.  The following table lists the directors of the Company as of the date hereof:

2012 Annual Information Form

Name and Province or State of Residence	Date of First Election to Board	Principal Occupations within the Preceding Five Years

Michael R. Armellino, CFA New Jersey, U.S.A.	May 7, 1996	Retired Partner, The Goldman Sachs Group, LP (investment bank)

A. Charles Baillie, O.C., LL.D. Ontario, Canada	April 15, 2003	Corporate Director and Retired Chairman and Chief Executive Officer, The Toronto-Dominion Bank (bank)

Hugh J. Bolton, FCA Alberta, Canada	April 15, 2003	Chairman, EPCOR Utilities Inc. (energy and energy-related services provider)

Donald J. Carty, O.C., LL. D. Texas, U.S.A.	January 1, 2011	Retired Vice-Chairman and Chief Financial Officer, Dell, Inc. (computer manufacturer)

Ambassador Gordon D. Giffin Georgia, U.S.A.	May 1, 2001	Senior Partner, McKenna Long & Aldridge (law firm)

Edith E. Holiday Florida, U.S.A.	June 1, 2001	Corporate Director and Trustee, and former General Counsel, United States Treasury Department and former Secretary of the Cabinet, The White House

V. Maureen Kempston Darkes, O.C., D. Comm. LL.D. Florida, U.S.A.	March 29, 1995	Corporate Director and Former Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation (automotive manufacturer)

The Hon. Denis Losier, O.C., P.C., LL.D., New Brunswick, Canada	October 25, 1994	President and Chief Executive Officer, Assumption Life (life insurance company)

The Hon. Edward C. Lumley, P.C., LL.D. Ontario, Canada	July 4, 1996	Vice-Chairman, BMO Capital Markets (investment bank)

David G. A. McLean, O.B.C., LL.D., British Columbia, Canada	August 31, 1994	Chair and former Chief Executive Officer, The McLean Group (real estate investment, film and television facilities, communications and aircraft charters)

2012 Annual Information Form

Name and Province or State of Residence	Date of First Election to Board	Principal Occupations within the Preceding Five Years

Claude Mongeau Quebec, Canada	October 20, 2009	President and Chief Executive Officer, CN; Executive Vice-President, CN; Executive Vice-President and Chief Financial Officer, CN

James E. O’Connor	April 27, 2011	Former Chairman and CEO Republic Services, Inc
Florida, U.S.A.		(waste management).

Robert Pace Nova Scotia, Canada	October 25, 1994	President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services)

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

Corporate Governance and Nominating Committee

Michael Amellino (chair), A. Charles Baillie, Donald J. Carty,  Edith E. Holiday, The Hon. Edward C. Lumley,  David G. A. McLean, Robert Pace.

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

Strategic Planning Committee

Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton (chair), Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes, The Hon. Denis Losier, The Hon. Edward C. Lumley, David G. A. McLean, Claude Mongeau, James E. O'Connor, Robert Pace.

10.2	Audit Committee Disclosure

The Audit Committee Charter is reproduced in its entirety at Schedule A of this AIF.

2012 Annual Information Form

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

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the board to be financially literate, as such term is defined under Canadian and United States securities laws and regulations and the NYSE Corporate Governance Standards. The board has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Bolton is the chairman of the board of directors of EPCOR Utilities Inc. and former chair of Matrikon Inc. Mr. Bolton is a director and member of the audit committees of TD Bank Financial Group, Teck Resources Limited and WestJet Airlines Ltd. and a director of Capital Power Corporation. From 1992 to 1997, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a Chartered Accountant and a fellow of the Alberta Institute of Chartered Accountants. Mr. Bolton holds a B.A. in economics from the University of Alberta.

Mr. Carty is the retired vice-chairman and Chief Financial Ofﬁcer of Dell, Inc., a position he assumed until January 2007. Before joining Dell, Mr. Carty retired in 2003 as chairman and CEO of AMR Corporation and American Airlines. He had previously served as President, Executive Vice-President – Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 – 1987. Mr. Carty is chairman of Virgin America Airlines Inc. and Porter Airlines Inc. and is serving as a lead director and member of the audit committee of Barrick Gold Corporation, director and member of the audit committee of Talisman Energy Inc., as well as a director of Dell, Inc. and Gluskin, Sheff & Associates Inc. Mr. Carty holds a Master of Business Administration from the Harvard Business School.

Mrs. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. In 2009 she ended a 35-year career at GM during which she attained the highest operating post ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation. Mrs. Kempston Darkes is also a director and member of the audit committee of Irving Oil Co. Ltd, and a director of Brookﬁeld Asset Management Inc., Enbridge Inc. and Balfour Beatty Plc. Mrs. Kemptson Darkes holds Bachelor of Arts in history and political science from Victoria University at the University of Toronto and a Bachelor of Law degree from the University of Toronto Faculty of Law.

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

2012 Annual Information Form

between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is a director of Clean Energy Fuels Corp. and holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University.

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the board of directors of Maritime Broadcasting Systems Inc., High Liner Foods Incorporated and Hydro One Inc.  Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 25 years of business experience.

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2012 and 2011, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees	2012(1)	2011(1)
Audit	$2,574,000	$2,447,000
Audit-related	1,033,000	1,236,000
Tax	904,000	810,000
All Other	——	——
Total Fees	$4,511,000	$4,493,000
	(1)Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2012 and 2011.

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

2012 Annual Information Form

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

10.3	Executive Officers

As of the date hereof, the following are the senior executive officers of the Company:

Name and Province or State of Residence	Position	Principal Occupations within the Preceding Five Years

Claude Mongeau Quebec, Canada	President and Chief Executive Officer	President and Chief Executive Officer; Executive Vice-President; Executive Vice-President and Chief Financial Officer;

Russell Hiscock Quebec, Canada	President and Chief Executive Officer, CN Investment Division	President and Chief Executive Officer, CN Investment Division; General Manager; Manager Common Stocks (Canada), CN Investment Division;

Mike Cory Alberta, Canada	Senior Vice-President, Western Region	Senior Vice-President, Western Region; Senior Vice-President, Eastern Region; Vice-President, Operations, Eastern Region; Vice-President, Operations, Western Region;

Keith E. Creel Illinois, U.S.A.	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer; Executive Vice-President, Operations;

Janet Drysdale Quebec, Canada	Vice-President, Investor Relations	Vice-President, Investor Relations; Director, Economics & Strategy; Senior Manager, Investor Relations;

Sameh Fahmy Quebec, Canada	Senior Vice-President, Engineering, Mechanical and Supply Management	Senior Vice-President, Engineering, Mechanical and Supply Management;

Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer	Executive Vice-President Corporate Services and Chief Legal Officer; Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary;

2012 Annual Information Form

Name and Province or State of Residence	Position	Principal Occupations within the Preceding Five Years

Luc Jobin Quebec, Canada	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer; Executive Vice-President, Power Corporation of Canada;

Jeff Liepelt Ontario, Canada	Senior Vice-President, Eastern Region	Senior Vice-President, Eastern Region; Vice-President, Eastern Region; Vice-President, Operations, Southern Region;

Kimberly A. Madigan Quebec, Canada	Vice-President, Human Resources	Vice-President, Human Resources; Vice-President, People; Vice-President, Labour Relations – North America;

Jean-Jacques Ruest Quebec, Canada	Executive Vice-President and Chief Marketing Officer	Executive Vice-President and Chief Marketing Officer; Senior Vice-President, Marketing;

Jim Vena, Illinois, U.S.A.	Senior Vice-President, Southern Region	Senior Vice-President, Southern Region; Senior Vice-President, Western Region; Senior Vice-President, Eastern Region;

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at January 24, 2013, the directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 1.6 million Common Shares of the Company, representing approximately 0.36% of the outstanding Common Shares.

10.4	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

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

2012 Annual Information Form

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

Item 11	INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2012 Annual Consolidated Financial Statements and Notes thereto prepared under U.S. generally accepted accounting principles.  We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Rules of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

Item 12	ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and Management’s Discussion & Analysis for its most recently completed financial year.  Additional information, including directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular prepared in respect of its annual meeting of shareholders to be held on April 23, 2013 (the “Circular”).  The Circular will become available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on or about March 22, 2013.

2012 Annual Information Form

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

2012 Annual Information Form

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

2012 Annual Information Form

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

As appropriate, the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board chair; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. The Board also provides appropriate funding for all administrative expenses necessary or appropriate to allow the Audit Committee to carry out its duties.

2012 Annual Information Form

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

CANADIAN NATIONAL RAILWAY COMPANY

By:	/s/ Sean Finn
	Name:	Sean Finn
	Title:	Executive Vice-President Corporate Services and Chief Legal Officer
	Date:	February 1, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2012*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2012*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

*Incorporated by reference from the Registrant’s Form 6-K dated February 1, 2013.