Form 40-F
period 2013-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2014-02-03
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY
(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

floating rate notes due November 6, 2015
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
4.50% notes due November 7, 2043
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
At December 31, 2013, 830,582,064 common shares were issued and outstanding.

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
Yes  ☒   No  ☐

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The United States Securities and Exchange Commission (the “Commission”) defines "disclosure controls and procedures"  as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

After evaluating the effectiveness of Canadian National Railway Company’s disclosure controls and procedures as of the end of the fiscal year covered by this report, Canadian National Railway Company’s President and Chief Executive Officer (the “CEO”) and its Executive Vice President and Chief Financial Officer (the "CFO") have concluded that Canadian National Railway Company’s disclosure controls and procedures were effective as of the end of the fiscal year covered by this report.

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2013, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

3

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading  “Auditors’ Fees” in Item 10.2 of the Registrant’s 2013 annual information form included in this Form 40-F.

 OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off Balance Sheet Arrangements” set forth in the 2013 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the 2013 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit Committee are set forth under the heading “Composition of the Audit Committee” in Item 9.2 of the Registrant’s 2013 annual information form included in this Form 40-F .

MINE SAFETY DISCLOSURE

Not applicable.

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

4

CANADIAN NATIONAL
RAILWAY COMPANY

2013

ANNUAL INFORMATION FORM

February 3, 2014

2013 Annual Information Form

Item 1	GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (“AIF”), the information contained herein is given as of December 31, 2013.  All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (“U.S. GAAP”), unless otherwise indicated.

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

2013 Annual Information Form

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events that could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations,  proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to the discussion of risk factors in CN’s 2013 Management’s Discussion and Analysis (the “MD&A”) for detailed information on major risk factors, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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

CN’s principal subsidiaries as of December 31, 2013, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of Incorporation
Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Company	Michigan
Illinois Central Corporation	Delaware
Illinois Central Railroad Company	Illinois
Wisconsin Central Ltd.	Delaware

The financial statements of each of the above principal subsidiaries are consolidated within CN’s financial statements.

2013 Annual Information Form

Item 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	General Development of the Business During the Last Three Years

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

2013 Highlights

Acquisitions and Dispositions

On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

Strategic Initiatives and Capital Spending

CN’s capital expenditure programs support the Company’s commitment to its core principles and strategy and its ability to grow the business profitably. In 2013, CN invested approximately $2.0 billion on capital programs, of which approximately $1.2 billion was for track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network; and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern (“EJ&E”) railway property. In 2013, CN’s equipment capital expenditures of approximately $300 million, allowed the Company to tap growth opportunities and improve the quality of the fleet. In order to handle expected traffic increase and improve operational efficiency, CN took delivery of 44 new and 37 second-hand high-horsepower locomotives. CN also spent approximately $500 million on facilities to grow the business including transloads, distribution centers, the recently opened Joliet Intermodal Terminal in Illinois, and the continued development of its Calgary Logistics Park (the “Logistics Park”) project; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

Given expectations of continued strong freight volume growth in Western Canada, including grain and other commodities, CN has been enhancing its network fluidity. As part of its $2 billion overall 2013 capital program, CN earmarked several capacity enhancement projects in its Edmonton-Winnipeg corridor at a cost of $100 million, which was completed in 2013. Of the $100 million, $90 million was invested for increased capacity on CN’s main corridor between Edmonton and Winnipeg, including extended sidings on the main corridor, sections of mainline double track, as well as yard track extensions in Winnipeg, Saskatoon and Wainwright. CN invested $10 million in improvements to CN’s Prairie North Line, which runs parallel north of the Company’s main corridor between Edmonton and Winnipeg,

2013 Annual Information Form

principally between Saskatoon and Edmonton. The improved line will serve as a new “relief valve” for the main corridor, providing flexibility and resilience to the network. The work involved included increased capital spending for new rail, ties, track surfacing, as well as new sidings to handle increased traffic volumes.

Financial Management Initiatives

The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2013, the Company had total borrowings of $273 million under its commercial paper program, presented in Current portion of long-term debt on the Consolidated Balance Sheet. The weighted-average interest rate on these borrowings was 1.14%.

On December 20, 2012, the Company entered into a three-year agreement, which commenced on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts. Based on the structure of the program, the Company accounts for the proceeds as secured borrowings. As at December 31, 2013, the Company had recorded $250 million of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.18% which is secured by and limited to $281 million of accounts receivable.

The Company has an $800 million revolving credit facility agreement with a consortium of lenders. On March 22, 2013, the agreement was amended to extend the term to May 5, 2018. The agreement allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The credit facility, containing customary terms and conditions, is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, banker’s acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (the “LIBOR”), plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2013, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2013.

The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 22, 2013, the expiry date of these agreements was extended by one year to April 28, 2016. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2013, the Company had letters of credit drawn of $481 million from a total committed amount of $503 million by the various banks. As at December 31, 2013, cash and cash equivalents of $448 million were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

In March 2013, the Company, through a wholly-owned subsidiary, repurchased 85% of the 4.40% Notes due March 15 2013, with a carrying value of US$340 million pursuant to a tender offer for a total cost of US$341 million, including consent payments. The remaining 15% of the 4.40% Notes with carrying value of US$60 million were paid upon maturity.

On October 22, 2013, the Board of Directors of the Company (the “Board of Directors”) approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional Common Share of CN for each Common Share outstanding, which was paid on November 29, 2013, to shareholders of record on November 15, 2013. At the effective date of the stock split, all equity-based benefit plans and the current share repurchase program were adjusted to reflect the issuance of additional shares. All share and per share data presented herein reflect the impact of the stock split. In addition, the Company’s Board of Directors approved an increase of 16% to the quarterly dividend to common shareholders, from $0.215 in 2013 to $0.250 in 2014.

2013 Annual Information Form

On October 22, 2013, the Board of Directors approved a new share repurchase program which allows for the repurchase of up to 30.0 million Common Shares (on a post-split basis), between October 29, 2013 and October 23, 2014 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX.

On October 25, 2013, the Company announced its intention to repurchase up to 10.0 million of its Common Shares (on a post-split basis) from an arm's-length third-party seller by means of private agreements to be formalized at the time of each such purchase. The purchases will form part of CN's repurchase of up to 30.0 million Common Shares under the share repurchase program announced on October 22, 2013. Such repurchases will be made pursuant and subject to the terms of an issuer bid exemption order issued by the Ontario Securities Commission and will take place before the end of March 2014. The price that CN will pay for any Common Shares purchased under such agreements will be negotiated by CN and the seller and will be at a discount to the prevailing market price of CN's Common Shares on the TSX at the time of the purchase.

On November 7, 2013, under its previous shelf prospectus and registration statement that was filed on November 4, 2011, CN issued US$350 million ($365 million) floating rate Notes due 2015 and US$250 million ($260 million) 4.50% Notes due 2043 in the U.S. capital markets, which resulted in net proceeds of US$592 million ($617 million), intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness.

On December 3, 2013, CN filed a new shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (“SEC”), providing for the issuance by CN of up to $3.0 billion of debt securities in Canadian and U.S. markets. The current shelf prospectus and registration statement expires January 2, 2016 and replaces CN’s previous shelf prospectus and registration statement. Access to capital markets under the shelf prospectus is dependent on market conditions at the time of pricing.

Significant Collective Agreements

On January 31, 2013, the tentative agreement reached on December 21, 2012 between CN and the International Brotherhood of Electrical Workers (“IBEW”), covering approximately 700 signals and communications employees was ratified. The new collective agreement will expire on December 31, 2016.

On October 30, 2013, a tentative agreement was reached between CN and the Teamsters Canada Rail Conference (“TCRC”) to renew the collective agreements covering approximately 3,000 mainline conductors and yard crews, which expired on July 22, 2013. On January 31, 2014, CN announced that the TCRC advised the Company that the memebership did not ratify the tentative agreement. CN and the TCRC will resume discussions during the week of February 3, 2014.

2012 Highlights

Acquisitions and Dispositions

In March 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Strategic Initiatives and Capital Spending

In 2012, CN invested approximately $1.8 billion on capital programs, of which over $1 billion was for track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the rail network,

2013 Annual Information Form

including the replacement of rail, ties and other track materials and bridge improvements, as well as rail-line improvements on the EJ&E property. This amount also included funds for extended sidings along the Edmonton-Prince Rupert corridor, and longer passing tracks in Northern Ontario.  In 2012, equipment capital expenditures of approximately $250 million allowed CN to tap growth opportunities and improve the quality of the fleet and included the acquisition of new fuel-efficient locomotives.  CN also spent approximately $500 million on facilities to grow the business, including transloads, distribution centers and the continued development of CN’s Logistics Park that was started in 2011, together with information technology to improve service and operating efficiency as well as other projects to increase productivity.

In 2012, CN formalized arrangements for a major locomotive acquisition program to accommodate anticipated traffic growth and to improve operational efficiency, enabling the railway to better serve its customers. The program includes the acquisition of 65 new high-horsepower locomotives as well as 160 second-hand high-horsepower locomotives that will be upgraded. The new and used motive power are expected to enhance operational efficiency and reduce fuel consumption by permitting the retirement of older, high-maintenance locomotives and the cascading of less fuel-efficient main-line units into less-demanding yard and local switching operations, while providing additional locomotives to accommodate increased traffic. In particular, of the 65 new high horsepower locomotives, CN took delivery of 25 of them in 2012 and 40 in 2013. The program included, for the first time, the addition of alternating-current locomotives (“AC”) to CN’s existing fleet of approximately 1,900 locomotives using direct-current (“DC”) traction technology. By assigning the new AC units to heavy-haul coal service in northern British Columbia and Alberta, where steep grades and sharp rail curvature create heavy demands on our fleet, the new locomotives will harness the key advantage of AC traction, which provides much higher adhesion or train-pulling ability at low speeds.  The new locomotives that CN is purchasing are equipped with distributed power (“DP”) technology, a GE product, which improves train handling and fuel efficiency. The Company expects that 50 per cent of its high-horsepower locomotive fleet will have DP by 2014. DP technology permits remote control of a locomotive or locomotives throughout a train from the lead control unit. DP provides faster, smoother train starts, improved braking and lower pulling forces at the head-end and within a train, contributing significantly to improved safety. With more optimum matching of motive power to train weight, DP locomotives also allow CN to reduce fuel consumption and reduce emissions.

In March 2012, CN elaborated plans for the relocation of its Calgary Intermodal Terminal in conjunction with the construction of the Logistics Park then already under construction in Rocky View County. The Logistics Park, which involved a total investment of approximately $200 million, includes a state-of-the-art intermodal terminal with room for customers to co-locate with CN and custom-build their facility in place. It is designed to include a multi-commodity transload and warehouse facility, an automotive compound, and a liquid/bulk transload and distribution facility. The site is strategically located a few miles east of the main Calgary airport, on Township Road 250/ McKnight Boulevard, providing access to Stoney Trail and other major roadways. Calgary is the third largest distribution centre in Canada and is becoming the logistics hub of Western Canada, serving a rapidly expanding market. It provides ample space for current and planned customer initiatives, and the park will be designed to allow easy expansion as the Calgary hub continues to grow. The Logistics Park offers the potential for a total warehousing footprint of over two million square feet to customers that need to distribute their goods across Western Canada, whether sourced from Asia through the West Coast or from Eastern Canada and the US. The Logistics Park saw its first intermodal trains arrive in January 2013 and provides new connectivity to both the Port of Prince Rupert and to Vancouver, as well as key import-export routes for the province of Alberta. Following its opening in 2013, most of CN's Calgary yard operations shifted to the new Logistics Park.

In June 2012, CN and Southern Pacific Resource Corp. (“Southern Pacific”) completed a long-term arrangement to transport Southern Pacific’s bitumen to the U.S. Gulf Coast via the CN rail network. Under this arrangement, Southern Pacific has increased its plant gate bitumen netback using rail transportation that reduces diluent costs, and offers access to Brent-based pricing as opposed to selling its bitumen into a pipeline that offers access to West Texas Intermediate based pricing. This agreement has allowed Southern Pacific to generate returns from Phase 1 of its STP-McKay Thermal Project, a new steam assisted gravity drainage

2013 Annual Information Form

oil sands project. The completed rail marketing solution included agreements with CN, Rick's Trucking, Altex Energy Ltd., Genesis Energy, L.P., CIT Group Inc. and Tauber Co. Under this arrangement, Southern Pacific's bitumen volumes is trucked approximately 60 km (38 miles) from the STP-McKay plant gate to Lynton, Alberta, a CN rail terminal located immediately south of Fort McMurray. From Lynton, volumes are transferred into rail cars and shipped approximately 4,500 km (2,800 miles) over CN's network and a short-line rail partner to a terminal in Natchez, Mississippi.  The bitumen is then transferred to barges that deliver the product as feedstock to refineries on the Gulf Coast. With rail shipments of Southern Pacific's bitumen from Fort McMurray to Natchez, located on the Mississippi River 135 km (85 miles) north of Baton Rouge, Louisiana, which started at the end of 2012, volumes have increased to more than 12,000 carloads per year as production increases.

In August 2012, CN and Superior Silica Sands reached a multi-year agreement to move frac sand from a new processing plant under construction in northern Wisconsin. The 85-acre sand processing plant and rail storage facility adjacent to CN's Barron subdivision near Poskin, Wisconsin is capable of producing up to 2.4 million tons per year of high-quality frac sand products.  Earlier in the year, CN launched a $35-million project to restore nearly 40 miles of track between Ladysmith and Barron, Wisconsin, ultimately restoring rail service along the line in 2012.  The CN rail service to the new plant, which entails moving frac sand from northern Wisconsin to shale drilling areas across North America, including Western Canada, began in December 2012 and over 11,000 carloads were shipped in 2013. The project is growing the frac sand market for CN.

In August 2012, CN secured a commitment from a customer group of mining companies – Cliffs Natural Resources Inc., Labrador Iron Mines Holdings Ltd., New Millennium Iron Corp., Cap-Ex Ventures Ltd., Alderon Iron Ore Corp. and Champion Iron Mines Limited – to support CN and La Caisse de dépôt et placement du Québec on a feasibility study into the potential construction of a rail line and terminal handling facility to serve the Quebec/Labrador iron ore range.  CN and the mining companies have suspended the feasibility study.

In October 2012, CN and Tundra Energy Marketing Limited signed a memorandum of understanding to construct a crude oil rail car loading terminal near Cromer, Manitoba, to meet the needs of Bakken crude oil producers in Manitoba and Saskatchewan. The terminal loads approximately 30,000 barrels of crude oil per day into rail cars – the equivalent of more than 50 tank cars worth – with plans to expand to handle unit trains by the end of 2014. The facility will have the potential to accommodate a unit train of 100 tank cars, with each train carrying approximately 60,000 barrels per day of crude oil. The project is designed to provide CN access to alternative North American markets for Williston Basin crude oil over CN's network at a time when there is inadequate pipeline takeaway capacity. With the Cromer location situated at the most easterly point of crude oil production in Canada, the proposed facility will have the potential to provide a market advantage to crude oil producers and shippers.

In 2012, CN constructed five extended sidings on its B.C. North corridor, bringing its investments along the Edmonton, Alberta - Prince Rupert corridor to more than $150 million. CN has extended or constructed 26 sidings to handle 12,000-foot trains between Edmonton and Prince Rupert since 2004. These investments help CN better move export coal volumes from existing and new mines in the region to Ridley Terminals at Prince Rupert, where handling capacity is expected to double by the end of 2014 to 24 million tonnes.

Financial Management Initiatives

In March 2012, the revolving credit facility agreement that CN signed in 2011 with a consortium of lenders, was amended to extend the term to May 5, 2017.  The agreement, which contains customary terms and conditions, allows for increases in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program.

2013 Annual Information Form

In March 2012, the Company’s series of three-year bilateral letter of credit facility agreements with various banks were amended to extend the maturity by one year to April 2015 and an additional letter of credit agreement was signed with an additional bank.  Under these agreements as amended, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2012, the Company had letters of credit drawn of $551 million from a total committed amount of $562 million with the various banks. As at December 31, 2012, cash and cash equivalents of $521 million were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

On October 22, 2012, the Board of Directors approved a share repurchase program, which allowed for the repurchase of up to $1.4 billion in Common Shares, not to exceed 36.0 million Common Shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees or such other prices as may be permitted by the TSX. As at December 31, 2012, 7.2 million Common Shares had been repurchased for $305 million, at a weighted-average price of $42.11 per share, including brokerage fees. The Company’s previous share repurchase program, initiated on October 24, 2011, allowed for the repurchase of up to 34.0 million Common Shares between October 28, 2011 and October 27, 2012 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees or such other prices as may be permitted by the TSX. Under that share repurchase program, the Company repurchased a total of 33.4 million Common Shares for $1,351 million at a weighted average price of $40.42 per share, including brokerage fees.

On October 26, 2012, the Company announced its intention to repurchase 11.6 million of its Common Shares from an arm's-length third-party seller by means of private agreements to be formalized at the time of each such purchase. The purchases formed part of CN's $1.4 billion share-repurchase program announced on October 22, 2012. Such repurchases were made pursuant and subject to the terms of an issuer bid exemption order issued by the Ontario Securities Commission and took place before the end of March 2013. The price that CN paid for any Common Shares purchased under such agreements was negotiated by CN and the seller and was at a discount to the prevailing market price of CN's Common Shares on the TSX at the time of the purchase.

In November 2012, CN completed a public two-tranche debt offering of US$500 million, comprised of US$250 million ($249 million) 2.25% Notes due 2022, and US$250 million ($249 million) 3.50% Notes due 2042, with the net proceeds from the offering intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness. The debt offering was made in the United States under an effective shelf prospectus and registration statement that CN filed on November 4, 2011.

In December 2012, the Company entered into a three-year agreement, which commenced on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of freight receivables to unrelated trusts for maximum cash proceeds of $450 million. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes. Subject to customary indemnifications, each trust’s recourse is limited to the accounts receivable transferred.

Significant Cooperation Agreements

In April 2012, CN and CSX Transportation (“CSX”) commenced a new steel-wheel-interchange service over Chicago. The service gives container imports moving over CN's network from the Ports of Vancouver and Prince Rupert, British Columbia, efficient access to key Ohio Valley markets. This new interchange service gives CN's customers efficient and cost-effective access to CSX's new Northwest Ohio Terminal and to the important markets of Cleveland, Columbus, and Cincinnati, Ohio, and Louisville, Kentucky. Prior to this agreement, CN and CSX exchanged container traffic in Chicago by truck.

2011 Highlights

2013 Annual Information Form

Acquisitions and Dispositions

In March 2011, CN entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively, the “Lakeshore East”), for cash proceeds of $299 million before transaction costs. Under the agreement, CN obtained the perpetual right to operate freight trains over the Lakeshore East at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

In August 2011, the Company sold substantially all of the assets of IC RailMarine Terminal Company (“IC Rail Marine”), an indirect subsidiary of the Company, to Raven Energy, LLC, an affiliate of Foresight Energy, LLC (“Foresight”) and the Cline Group (“Cline”), for cash proceeds of $70 million (US$73 million) before transaction costs.  IC RailMarine is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets. Under the sale agreement, the Company benefits from a 10-year rail transportation agreement with Savatran, LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the IC RailMarine transfer facility. The transaction resulted in a gain on disposal of $60 million ($38 million after-tax) that was recorded in Other income.

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

CN has such agreements in the Intermodal, Merchandise and Bulk segments. In 2011, CN announced a number of these agreements, including with the following parties: Squamish Terminals Ltd., Tembec Inc., Canfor Pulp Limited Partnership, West Fraser Timber Co. Ltd. and Daishowa Marubeni International Ltd.; China’s CNBM Forest Products Trading Ltd; Agri-Marché Inc.; Agri-Food Central Ltd.; Montreal Gateway Terminals and the Montreal Port Authority; Ray-Mont Logistics and Viterra Inc. As part of these agreements, all parties have arranged to measure performance using specific metrics against specific targets and identify ways to mutually improve distribution across their respective supply chains.

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

2013 Annual Information Form

More specifically, in 2011, CN commenced important initiatives to improve service and productivity on its network. In May, for example, CN committed itself to major investments in order to double key track segments of its high-volume main line east of Edmonton, add capacity to its rail line to the oil sands region of northern Alberta, and improve velocity at its Walker Yard freight car classification facility in Edmonton. Spending in this area included approximately $12 million to construct 3.5 miles of track between two sidings located approximately 20 miles east of Edmonton on the Wainwright Subdivision, creating 7.9 miles of double track. The new track helps dispatchers expedite the meeting of trains and increase train velocity on one of the highest-density corridors on the CN system. A further investment of approximately $12 million was for the construction of 11,400 feet of track east of Clover Bar yard on the Wainwright Subdivision in the greater Edmonton area to facilitate switching in the terminal. The additional track helps expedite arrivals and departures of freight trains at the yard. An approximate $10 million investment on CN's secondary Lac La Biche Subdivision in northern Alberta was designed to support additional traffic to and from Fort McMurray. CN's Fort McMurray yard gives customers direct rail access to the major energy projects in development in the Athabasca, Peace River and Cold Lake oil sands regions.

In July 2011, CN committed additional funding for the construction of two additional extended sidings on its Northern Ontario main line in 2011, bringing its investments in seven long sidings in this corridor to approximately $28 million. A further two additional extended sidings, costing a total of $10 million, were added to this main line by the end of 2013.  Extended sidings allow CN to maximize the benefits of its longer-train operating plan in main-line corridors across its system. These more efficient trains are equipped with DP technology.

In August 2011, CN elaborated plans for a significant expansion of its Kirk Yard in Gary, Indiana, and relocation of its Chicago area locomotive repair shop to the upgraded freight car classification facility in Northwest Indiana, as part of a substantial capital investment of up to US$165 million in CN’s Kirk Yard facilities. The project was intended to increase Kirk Yard's processing capacity to 2,500 cars per day from 1,500. Additional classification tracks, along with more receiving and departure tracks, were designed to allow the yard to handle longer and more efficient trains, improve interchange with other railroads, and consolidate CN's switching operations in the Chicago area at a single primary yard.

Financial Management Initiatives

In January 2011, the Board of Directors approved a share repurchase program which allowed for the repurchase of up to 33.0 million Common Shares between January 28, 2011 and December 31, 2011 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. That share repurchase program was completed by September 30, 2011, at a weighted average price of $35.28 per share, including brokerage fees, for a total price of $1,164 million.

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

In May 2011, CN entered into an $800 million four-year revolving credit facility agreement with a consortium of lenders. The agreement allowed for an increase in amount, up to a maximum of $500 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The credit facility, containing customary terms and conditions, is available for general corporate purposes, including backstopping its commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the

2013 Annual Information Form

LIBOR, plus applicable margins. This facility replaced the US$1 billion credit facility that was scheduled to expire in October 2011.

In October 2011, the Board of Directors approved a new share repurchase program, which allowed for the repurchase of up to 34.0 million Common Shares between October 28, 2011 and October 27, 2012 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. As at December 31, 2011, under that share repurchase program, 6.8 million Common Shares had been repurchased for $256 million, at a weighted average price of $37.54 per share including brokerage fees.

In October 2011, the Company, through a wholly-owned subsidiary, repurchased 76% of the 6.38% Notes due in October 2011, with a carrying value of US$303 million pursuant to a tender offer for a total cost of US$304 million. The remaining 24% of the 6.38% Notes with a carrying value of US$97 million were repaid upon maturity.

In November 2011, CN filed a shelf prospectus with Canadian securities regulators and a registration statement with the SEC, providing for the issuance by CN of up to $2.5 billion of debt securities in Canadian and U.S. markets. Under its shelf prospectus and registration statement, CN issued US$300 million ($305 million) 1.45% Notes due 2016 and US$400 million ($407 million) 2.85% Notes due 2021 in the U.S. capital markets, which resulted in net proceeds of US$691 million ($702 million). CN used a portion of the net proceeds to repay all of its then outstanding commercial paper and for general corporate purposes, including the partial financing of its share repurchase program.

3.2	Anticipated Developments

For a discussion of anticipated developments for 2014, please see the section entitled “Strategy overview” on pages 46 to 49 of the MD&A, which are incorporated by reference herein.  The MD&A may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2013 Annual Information Form

Item 4	DESCRIPTION OF THE BUSINESS

4.1	Overview

CN is a true backbone of the economy, transporting approximately $250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America. CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans, and Mobile (Alabama) and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth (Minnesota)/Superior (Wisconsin), Green Bay (Wisconsin), Minneapolis/St. Paul, Memphis and Jackson (Mississippi), with connections to all points in North America. CN’s extensive network, and its co-production agreements, routing protocols, marketing alliances and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups, representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2013, no individual commodity group accounted for more than 21% of revenues. From a geographical standpoint, 16% of revenues relate to U.S. domestic traffic, 32% from transborder traffic, 20% from Canadian domestic traffic, and 32% from overseas traffic.

CN is the originating carrier for approximately 85% of traffic moving along its network in 2013, which allows the Company both to capitalize on service advantages and to build on opportunities to efficiently use assets.

4.2	Commodity Groups

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 53 to 57 of the MD&A, which are incorporated by reference herein.

4.3	Competitive Conditions

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the discussion of Business risks located on page 87 of the MD&A, which is incorporated by reference herein.

4.4	Labor

As at December 31, 2013, CN employed a total of 23,721 employees, of which 18,062 were unionized employees.

For a discussion of CN’s labour negotiations, please see the section entitled “Labor negotiations” in the Business risks discussion located on pages 88 to 89 of the MD&A, which are incorporated by reference herein.

4.5	Social Policies

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a comprehensive Human Rights Policy and a Harassment Free Environment Policy for its Canadian employees and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees. These policies affirm CN’s commitment to ensuring that there is no discrimination against any employee

2013 Annual Information Form

or applicant based on grounds of religion, race, sex, nationality, disability or any other prohibited grounds of discrimination. The policy extends to recruitment, selection and compensation practices, as well as to working conditions and the work environment.  All Company vice-presidents have been mandated with the responsibility of implementing these policies and ensuring that all work practices are in compliance.  Internal complaint procedures have been established whereby any person covered by the Harassment Free Environment Policy (for Canadian employees) and the Equal Employment Opportunity Policy or the Prohibited Harassment, Discrimination and Anti-Retaliation Policy (for U.S. employees) can contact his or her human resources director or human resources manager who will address his or her complaint. The employee can also call either the Human Resources Center, which will forward the complaint to the appropriate human resources manager for further handling, or the CN Ombudsman directly, who can be contacted on a confidential basis. As part of CN’s commitment to providing a safe, healthy and violence-free workplace for all employees, CN has implemented a new Workplace Violence Prevention Policy which applies to all employees. The objective of this new policy is to reiterate the prohibition of workplace violence at CN and set out how threats, acts or risks of workplace violence are to be reported and addressed.

4.6	Regulation

The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the “Agency”) under the Canada Transportation Act (the “CTA”), and (ii) safety regulation by the federal Minister of Transport under the Canadian Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the U.S. Surface Transportation Board (“STB”) and (ii) safety regulation by the Federal Railroad Administration (the “FRA”).  As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The Company’s ownership of the former Great Lakes Fleet vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (“EPA”) has authority to regulate air emissions from these vessels.

With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. On May 1, 2013, Bill S-4, the Safer Railways Act (“Bill S-4”) came into force which prohibits anyone from operating a railway without having first obtained a Railway Operating Certificate issued by the Federal Minister of Transport. Bill S-4 also includes the ability for the government to establish Administrative Monetary Penalties in the event of the contravention of prescribed provisions of the Canadian Railway Safety Act or any of its regulations. In the U.S., rail safety regulation is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes.

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

Canadian Regulation

The CTA gives railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions aimed at protecting shippers. These shipper protections include, inter alia, interswitching, final offer

2013 Annual Information Form

arbitration, competitive line rates and the right to seek a regulatory order as to the reasonableness of the terms and conditions imposed by carriers for incidental services. Pursuant to the interswitching provisions, all shippers within a 30 km radius (approximately 19 miles) of an interchange between two federally regulated railroads have access to both at a prescribed interswitching rate. Final offer arbitration is used in cases of rate disputes between a shipper and a railroad and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. Competitive line rate provisions can be invoked to require an originating railroad to issue to a shipper with access to a single rail carrier, a rate covering the movement to the nearest junction with another railroad according to predetermined formulae. In addition, certain rail shipments of export grain are subject to a government-established revenue cap, which effectively specifies a maximum revenue entitlement that railways can earn.

To supplement public rates issued under tariffs, the CTA permits confidential contracts to be negotiated between rail carriers and shippers to govern the terms, conditions and rates for service. Furthermore, railroads are subject to service level obligations and, in case of breach, shippers may seek redress from the Agency. Railroads are also required to enter into an agreement, at the request of a shipper, respecting the manner in which it intends to fulfill their service obligations. In the absence of an agreement, the shipper may submit the matter for determination by an arbitrator.

When a railroad operator wants to sell or abandon lines, the CTA encourages their sale to other railroad operators and provides the framework for line discontinuance. The railroads are required to publish a plan for lines they intend to discontinue within the next three years. Prior to discontinuance, the line must be advertised as being for sale for continued rail operation and, if no interest is shown, must be offered specifically for sale to applicable federal, provincial and municipal governments as well as urban transit authorities. The entire process is intended to take, at most, 24 months. The Company’s operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labor regulations, which are in many respects similar when comparing Canadian and U.S. regulations.

On June 26, 2013, the Government enacted Bill C-52 which gives shippers a right to an agreement respecting the level of service to be provided by a railway company. Bill C-52 also sets out a process by which the level of service to be provided by the railway company can be established through an arbitration process in the event that the parties cannot reach agreement through their own commercial negotiations. However, the arbitration process will not be available to a shipper in respect of a matter that is governed by a written agreement between the shipper and the railway company or in respect of traffic that is subject to a decision issued under the final arbitration process.

On July 23, 2013, following a significant derailment involving a non-related short-line railroad within the Province of Quebec, (the “Lac-Mégantic derailment”) the Federal Minister of Transport issued an Emergency Directive under the Canada Railway Safety Act to enhance the effectiveness of train securement procedures and safety across the Canadian rail industry and to help reduce the risk of unintended train movements that can lead to catastrophic accidents. CN has reviewed its safety policies for unattended trains and adjusted its safety practices accordingly to comply with Transport Canada’s order. Transport Canada also issued an order requiring all federal railways to formulate or revise rules, as the case may be, respecting the securement of unattended locomotives and crew size requirements. On Novmber 20, 2013, the Railway Association of Canada filed revised rules on behalf of CN and its other member railway companies in compliance with this order. On December 26, 2013, the Minister of Transport issued a notice approving the revised rules.

On November 20, 2013, the Federal Minister of Transport issued Protective Direction No. 32 under the Transportation of Dangerous Goods Act, 1992, requiring railway companies to provide designated municipal emergency planning officials with yearly aggregate information on the nature and volume of dangerous goods the Company transports by rail through the municipality.

On January 23, 2014, the Transportation Safety Board of Canada (the “TSB”) issued a series of recommendations to Transport Canada to improve the safe transportation of crude oil by rail. The TSB recommendations call for: (1) tougher standards for Class 111 tank cars; (2) route planning and analysis; and (3) emergency response assistance plans. In 2014, Transport Canada is expected to finalize new regulations for highway-railway crossings. These will specify specific standards for new crossings and require that existing crossings be upgraded to basic safety standards within seven years.

In addition, periodically, a comprehensive review is made by the federal government of the effectiveness of the CTA, the Canadian Railway Safety Act and other statutes related to transportation, which may prompt regulatory amendments as a result.

2013 Annual Information Form

For a further discussion of recent and pending legislative and other regulatory developments in Canada, see the section entitled “Regulation” in the Business risks discussion located on pages 89 to 93 of the MD&A, which are incorporated by reference herein.

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

In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, FRA and the PHMSA issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees’ compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire. Effective August 5, 2013, the Association of American Railroads (“AAR”) amended the industry’s Recommended Railroad Operating Practices for Transportation of Hazardous Materials (Circular No. OT-55-N) by expanding the definition of a “key train” (for which heightened operating safeguards are required) to include trains carrying one tank car load of poison or toxic inhalation hazard, anhydrous ammonia, or ammonia solutions and to include trains carrying 20 car loads or portable tank loads of any combination of hazardous materials (including ethanol and crude oil).

On August 12, 2013, the FRA established the Railroad Safety Advisory Committee (THE “RSAC”) to provide advice and recommendations to the FRA on railroad safety matters. The FRA’s Emergency Order No. 28 resulted in four new tasks accepted by the RSAC. The four tasks are: train crew size; operational testing for securement; securement; and hazardous material issues. The FRA has asked the RSAC’s four task groups to conclude meetings by April 2014 and submit

2013 Annual Information Form

their recommendations to the FRA for drafting Emergency Order No. 28 into new regulation. CN is an active participant in all four task groups.

On September 6, 2013, PHMSA published an Advance Notice of Proposed Rulemaking considering improvement of the regulations related to the transportation by rail of hazardous materials in tank cars. On November 14, 2013, CN was a participant in AAR’s comments filed at PHMSA in this proceeding, which urged PHMSA to require that all tank cars used to transport flammable liquids be retrofitted or phased out, and that new cars be built to more stringent standards. The AAR comments included specific tank cars safety standard improvements, which AAR maintained will substantially decrease the likelihood of a release if a tank car is involved in an accident.

For a further discussion of government regulation with respect, in particular, to Canada-U.S. Customs, U.S. Homeland Security, and the transportation of hazardous material, as well as recent and pending developments in legislative and regulatory reform in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 89 to 93 of the MD&A, which are incorporated by reference herein.

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

In Canada, the matter of environmental permits for the Company is complex because of an overlap between federal and provincial jurisdictions. When projects require approval by federal regulatory authorities, environmental impact assessments are undertaken in accordance with federal requirements. Provincial and municipal environmental legislation may be applicable to railway activities if such legislation does not aim to regulate the management or operations of railways. Therefore, the Company does not apply systematically for provincial, municipal or local environmental permits for its railway operations in Canada except (i) where obtaining and complying with such permits would not interfere with the operations or management of its railway activities, (ii) where permitting issues are primarily of a provincial, municipal or local nature, (iii) where the Company or the governmental authority thought it is necessary to obtain such permits to continue minor aspects of its railway operations or maintenance, or (iv) where the absence of a permit may affect a third party (such as a customer or a supplier). Because of the multiple jurisdictions involved and the extensive provincial legislative authority to regulate environmental matters, there can be no assurance that additional provincial, municipal or local environmental permits will not be required in the future. The Company may incur additional expenses or changes in its operations if such additional permits were to be required in the future.

See Note 16 – Major commitments and contingencies (section D), to CN’s 2013 Annual Consolidated Financial Statements (the “Financial Statements”) for a further discussion of environmental matters, as well as the section entitled “Environmental matters”, on pages 79 to 80 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on pages 87 to 88 of the MD&A, which are incorporated by reference herein. The Financial Statements and MD&A may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2013 Annual Information Form

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

Legal Proceedings

As of the date hereof, there are no legal proceedings to which CN is a party involving claims for damages, exclusive of interest and costs, in excess of 10% of its current assets. The Company will regularly assess its position as events progress.

2013 Annual Information Form

See Note 16 – Major commitments and contingencies (section C) to the Financial Statements, for a further discussion of legal actions, as well as pages 77 to 78 of the MD&A, for a general discussion of personal injury and other claims, which are incorporated by reference herein.

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

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 87 to 96 of the MD&A, which pages are incorporated by reference herein. See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

Item 5	DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.1625 per share, starting with the first quarter of 2011, was increased to $0.1875 per share, starting with the first quarter of 2012; the quarterly dividend was next increased to $0.215 per share, starting with the first quarter of 2013 and to $0.250 per share, starting with the first quarter of 2014. There can be no assurance as to the amount or timing of such dividends in the future. All share and per share data presented herein reflect the impact of the stock split, described in Item 3.1 of this AIF under the heading “Financial Management Initiatives”.

2013 Annual Information Form

Item 6	DESCRIPTION OF CAPITAL STRUCTURE

6.1	General Description of Capital Structure

The authorized share capital of CN consists of an unlimited number of Common Shares, an unlimited number of Class A Preferred Shares issuable in series and an unlimited number of Class B Preferred Shares issuable in series, all without par value.

On October 22, 2013, the Board of Directors approved a two-for-one common stock split in the form of a stock dividend of one additional Common Share of CN for each Common Share outstanding, which was paid on November 29, 2013, to shareholders of record on November 15, 2013. Unless otherwise indicated, information relating to the Company’s securities (including Common Shares, options and share units) has been adjusted to reflect the Common Share split and is presented herein on a post-split basis.

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

CN’s Articles provide that where the total number of voting shares held, beneficially owned, or controlled, directly or indirectly, by any one person together with his or her associates exceed 15%, no person shall exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates. Furthermore, all dividends attributable to the percentage of voting shares held by such persons in excess of 15% shall be forfeited, including any cumulative dividend. CN’s Articles confer on the Board of Directors all powers necessary to give effect to the ownership

2013 Annual Information Form

restrictions, including the ability to pay dividends or to make other distributions which would otherwise be prohibited if the event giving rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividends or make the distribution. CN’s Articles provide that the Board of Directors may adopt by-laws concerning the administration of the constrained share provisions described above, including by-laws requiring a shareholder to furnish a declaration indicating whether he or she is the beneficial owner of the shares and whether he or she is an associate of any other shareholder. In addition, CN is also authorized to refuse to recognize the ownership rights that would otherwise be attached to any voting shares held, beneficially owned or controlled, directly or indirectly, contrary to the share ownership constraint. Finally, CN has the right, for the purpose of enforcing any constraint imposed pursuant to its Articles, to sell, as if it were the owner thereof, any voting shares that are owned or that the directors determine may be owned, by any person or persons contrary to such share ownership constraint.

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

	DBRS	Moody’s Investors Service	Standard & Poor’s
Long-Term Debt	A (low)	A3	A
Commercial Paper	R-1 (low)	Not rated	A-1

The above-noted ratings are given the following credit characteristics by the various rating agencies:

DBRS Limited (“DBRS”)

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

Moody’s Investors Service (“Moody’s”)

•
Long-term debt obligations rated A are judged to be upper-medium grade and are subject to low credit risk. This rating falls within the third highest of Moody’s nine generic long-term obligation rating categories which range from “Aaa” to “C”. The modifier “3” indicates a ranking in the lower end of that generic rating category.

Standard & Poor’s Financial Services LLC (“S&P”)

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

2013 Annual Information Form

•
A short-term obligation rated “A-1” is rated in the highest category by S&P. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

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

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Toll Free Tel: 1-800-564-6253
Toll Free Fax: 1-888-453-0330
Email: service@computershare.com
Web: www.investorcentre.com\service

Co-transfer agent and co-registrar:

Computershare Trust Company, N.A.
Att: Stock Transfer Department
Overnight Mail Delivery: 250 Royall Street, Canton, Massachusetts 02021
Regular Mail Delivery: P.O. Box 43070, Providence, Rhode Island 02940-3070
Telephone: (303) 262-0600 or 1-800-962-4284

Item 8	MARKET FOR SECURITIES

8.1	Trading Price and Volume

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2013; all share and per share data presented below reflect the impact of the two-for-one stock split :

MONTH	HIGH	LOW	VOLUME
January	48.15	45.01	35,345,706
February	52.44	47.16	26,389,882
March	53.23	49.21	31,665,620
April	51.01	47.93	34,920,088
May	53.78	48.60	38,250,518
June	53.28	49.03	34,151,108

2013 Annual Information Form

July	53.16	50.65	24,777,462
August	52.41	49.01	18,776,058
September	52.77	49.42	23,408,876
October	58.10	52.03	25,306,558
November	60.34	57.53	21,669,622
December	62.20	57.12	21,074,206

8.2	Prior Sales

On November 7, 2013, under its previous shelf prospectus and registration statement CN completed a two-tranche US$600 million debt offering consisting of US$350 million ($365 million) floating rate Notes due 2015, and US$250 million ($260 million) 4.50% Notes due 2043, which are together detailed in the following table:

Security	Notes due 2015	Notes due 2043
Size of Offering:	US$350,000,000	US$250,000,000
Maturity Date:	November 6, 2015	November 7, 2043
Coupon Rates:	3-month LIBOR plus 0.20%	4.50%
Net Proceeds of Issue:	US$349,125,000	US$243,367,500
Public Offering Price:	100.000%	98.222%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness.

On November 20, 2012, under its previous shelf prospectus and registration statement, CN completed a two-tranche debt offering of US$500 million, comprised of US$250 million ($249 million) 2.25% Notes due 2022, and US$250 million ($249 million) 3.50% Notes due 2042, which are together detailed in the following table:

Security	Notes due 2022	Notes due 2042
Size of Offering:	US$250,000,000	US$250,000,000
Maturity Date:	November 15, 2022	November 15, 2042
Coupon Rates:	2.25%	3.50%
Net Proceeds of Issue:	US$248,042,500	US$246,387,500
Public Offering Price:	99.867%	99.430%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2013, the Company had approximately $273 million of commercial paper outstanding.

Item 9	ESCROWED SECURITIES

To CN’s knowledge, no securities of the Company are held in escrow or are subject to a contractual restriction on transfer.

2013 Annual Information Form

Item 10	DIRECTORS AND EXECUTIVE OFFICERS

10.1	Directors

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election.  The following table lists the directors of the Company as of the date hereof:

Name and Province or State of Residence	Date of First Election to Board	Principal Occupations within the Preceding Five Years

Michael R. Armellino, CFA New Jersey, U.S.A.	May 7, 1996	Retired Partner, The Goldman Sachs Group, LP (investment bank)

A. Charles Baillie, O.C., LL.D. Ontario, Canada	April 15, 2003	Corporate Director and Retired Chairman and Chief Executive Officer, The Toronto-Dominion Bank (bank)

Hugh J. Bolton, FCA Alberta, Canada	April 15, 2003	Chairman, EPCOR Utilities Inc. (energy and energy-related services provider)

Donald J. Carty, O.C., LL. D. Texas, U.S.A.	January 1, 2011	Corporate Director and Retired Chairman and Chief Executive Officer of AMR Airline Group and American Airlines (airline company)

Ambassador Gordon D. Giffin Georgia, U.S.A.	May 1, 2001	Senior Partner, McKenna Long & Aldridge (law firm)

Edith E. Holiday Florida, U.S.A.	June 1, 2001	Corporate Director and Trustee, and former General Counsel, United States Treasury Department and former Secretary of the Cabinet, The White House

V. Maureen Kempston Darkes, O.C., D. Comm. LL.D. Florida, U.S.A.	March 29, 1995	Corporate Director and Former Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation (automotive manufacturer)

The Hon. Denis Losier, O.C. P.C., LL.D., New Brunswick, Canada	October 25, 1994	President and Chief Executive Officer, Assumption Life (life insurance company)

The Hon. Edward C. Lumley, P.C., LL.D. Ontario, Canada	July 4, 1996	Vice-Chairman, BMO Capital Markets (investment bank)

David G. A. McLean, O.B.C., LL.D., British Columbia, Canada	August 31, 1994	Chair and former Chief Executive Officer, The McLean Group (real estate investment, film and television facilities, communications and aircraft charters)

2013 Annual Information Form

Name and Province or State of Residence	Date of First Election to Board	Principal Occupations within the Preceding Five Years

Claude Mongeau Quebec, Canada	October 20, 2009	President and Chief Executive Officer, CN; Executive Vice-President, CN; Executive Vice-President and Chief Financial Officer, CN

James E. O’Connor Florida, U.S.A.	April 27, 2011	Former Chairman and CEO Republic Services, Inc (waste management).

Robert Pace Nova Scotia, Canada	October 25, 1994	President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services)

Mr. Michael R. Armellino, Mr. Hugh J. Bolton and Mr. David G.A. McLean will not seek re-election as directors of the Company at the next annual meeting of shareholders.

Committee Membership

The membership of each Board committee is composed of the following directors:

Audit Committee

The Hon. Denis Losier (chair), Hugh J. Bolton, Donald J. Carty, Ambassador Gordon D. Giffin, V. Maureen Kempston Darkes, James E. O'Connor, Robert Pace.

Finance Committee

A. Charles Baillie (chair), Michael R. Armellino, Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday,  The Hon. Edward C. Lumley, David G. A. McLean, James E. O'Connor.

Corporate Governance and Nominating Committee

Michael Armellino (chair), A. Charles Baillie, Donald J. Carty,  Edith E. Holiday, The Hon. Denis Losier, The Hon. Edward C. Lumley,  David G. A. McLean, Robert Pace.

Donations and Sponsorships Committee

Claude Mongeau (Chair), Ambassador Gordon D. Giffin, The Hon. Denis Losier, David G.A. McLean, Robert Pace.

Environment, Safety and Security Committee

V. Maureen Kempston Darkes (chair), Michael R. Armellino, Hugh J. Bolton, Ambassador Gordon D. Giffin, The Hon. Denis Losier, James E. O'Connor .

Human Resources and Compensation Committee

Ambassador Gordon D. Giffin (chair), Michael R. Armellino,  A. Charles Baillie, Hugh J. Bolton, Edith E. Holiday, V. Maureen Kempston Darkes, The Hon. Denis Losier, The Hon. Edward C. Lumley, David G. A. McLean, Robert Pace.

2013 Annual Information Form

Investment Committee of CN’s Pension Trust Funds

The Hon. Edward C. Lumley (chair), Michael R. Armellino, A. Charles Baillie,  Hugh J. Bolton,  Donald J. Carty,   Edith E. Holiday,  V. Maureen Kempston Darkes, David G. A. McLean, Claude Mongeau,  James E. O'Connor, Robert Pace.

Strategic Planning Committee

Hugh J. Bolton (chair), Michael R. Armellino, A. Charles Baillie, Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes, The Hon. Denis Losier, The Hon. Edward C. Lumley, David G. A. McLean, Claude Mongeau, James E. O'Connor, Robert Pace.

10.2	Audit Committee Disclosure

The Audit Committee Charter is reproduced in its entirety at Schedule A of this AIF.

Composition of the Audit Committee

The Audit Committee is composed of six independent directors, namely, Hugh J. Bolton, Donald J. Carty, Ambassador Gordon D. Giffin, V. Maureen Kempston Darkes, The Hon. Denis Losier, chair of the Audit Committee, James E. O'Connor and Robert Pace.

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the Board of Directors to be financially literate, as such term is defined under Canadian and United States securities laws and regulations and the NYSE Corporate Governance Standards. The Board of Directors has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

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

Mr. Carty is the retired vice-chairman and Chief Financial Ofﬁcer of Dell, Inc., a position he assumed from January 2007 until June 2008. Before joining Dell, Mr. Carty retired in June 2003 as chairman and CEO of AMR Corporation and American Airlines. He had previously served as President, Executive Vice-President – Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 – 1987. Mr. Carty is chairman of Virgin America Airlines Inc., Porter Airlines Inc. and eRewards Inc. and is serving as a director and member of the audit committee of Talisman Energy Inc. Mr. Carty holds a Master of Business Administration from the Harvard Business School.

Ambassador Giffin is a Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years. Mr. Giffin was United

2013 Annual Information Form

States Ambassador to Canada from 1997 to 2001. Mr. Giffin is a member of the Board of Trustees of the Jimmy Carter Presidential Center and the board of directors of the Canada-US Fulbright Program. Mr. Giffin serves on the Board of Counsellors of McLarty Global. He is chairman of the board of Friends of the National Arts Centre. Mr. Giffin is also chair of the board of TransAlta Corporation and a director of the Canadian Imperial Bank of Commerce. He is a director and a memeber of the audit committee of Canadian Natural Resources Limited and a director of Element Financial Corporation and Just Energy Group Inc. Mr. Giffin holds a B.A. from Duke University and a J.D. from Emory University School of Law in Atlanta, Georgia.

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

Mr. Losier is the retired President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994, including Minister of Fisheries and Aquaculture and Minister of Economic Development and Tourism. He is the chair of Invest N.B. and a director and member of the audit committee of Plazacorp Retail Properties Ltd., and he is also a director of Enbridge Gas New Brunswick Limited Partnership. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

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

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2013 and 2012, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees	2013(1)	2012(1)
Audit	$2,608,000	$2,574,000
Audit-related	1,249,000	1,033,000
Tax	834,000	904,000
All Other	131,000	——
Total Fees	$4,822,000	$4,511,000

(1)	Fees rounded to the nearest thousand.

2013 Annual Information Form

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2013 and 2012.

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

All Other fees

Consists primarily of fees incurred for services related to Information Technology.

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

2013 Annual Information Form

10.3	Executive Officers

As of the date hereof, the following are the senior executive officers of the Company:

Name and Province or State of Residence	Position	Principal Occupations within the Preceding Five Years

Claude Mongeau Quebec, Canada	President and Chief Executive Officer	President and Chief Executive Officer; Executive Vice-President; Executive Vice-President and Chief Financial Officer;

Russell Hiscock Quebec, Canada	President and Chief Executive Officer, CN Investment Division	President and Chief Executive Officer, CN Investment Division; General Manager; Manager Common Stocks (Canada), CN Investment Division;

Mike Cory Alberta, Canada	Senior Vice-President, Western Region	Senior Vice-President, Western Region; Senior Vice-President, Eastern Region; Vice-President, Operations, Eastern Region; Vice-President, Operations, Western Region;

Janet Drysdale Quebec, Canada	Vice-President, Investor Relations	Vice-President, Investor Relations; Director, Economics & Strategy; Senior Manager, Investor Relations;

Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer	Executive Vice-President Corporate Services and Chief Legal Officer; Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary;

Luc Jobin Quebec, Canada	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer; Executive Vice-President, Power Corporation of Canada;

Jeff Liepelt Indiana, U.S.A.	Senior Vice-President, Southern Region	Senior Vice-President, Southern Region; Senior Vice-President, Eastern Region; Vice-President, Eastern Region; Vice-President, Operations, Southern Region;

Kimberly A. Madigan Quebec, Canada	Vice-President, Human Resources	Vice-President, Human Resources; Vice-President, People; Vice-President, Labour Relations – North America;

John Orr Ontario, Canada	Vice-President, Eastern Region	Vice-President, Eastern Region; Vice-President, Chief Safety and Sustainability Officer

Jean-Jacques Ruest Quebec, Canada	Executive Vice-President and Chief Marketing Officer	Executive Vice-President and Chief Marketing Officer; Senior Vice-President, Marketing;

2013 Annual Information Form

Name and Province or State of Residence	Position	Principal Occupations within the Preceding Five Years

Jim Vena, Quebec, Canada	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer; Senior Vice-President, Southern Region; Senior Vice-President, Western Region; Senior Vice-President, Eastern Region;

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at January 31, 2014, the directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 2,619,406 million Common Shares of the Company, representing approximately 0.316% of the outstanding Common Shares.

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

(ii)
Mr. Lumley, a director of the Company, was a director of Air Canada when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mr. Lumley is no longer a director of Air Canada.

(iii)
Mr. Mongeau, a director and the President and Chief Executive Officer of the Company, became a director of Nortel Networks Corporation ("NNC") and Nortel Networks Limited ("NNL") on June 29, 2006.  On January 14, 2009, NNC, NNL and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.  Mr. Mongeau resigned as a director of NNC and NNL effective August 10, 2009.

2013 Annual Information Form

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

(v)
Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. until January 22, 2009. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009. Mr. Giffin is no longer a director of AbitibiBowater Inc.; and

(vi)
Mr. Losier, a director of the Company, was a director of XL-ID Solutions Inc. (formerly Excellium Inc.) from July 23, 2013 until August 29, 2013. On January 3, 2014, XL-ID Solutions Inc. announced that it had submitted a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

Item 11	INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2013 Annual Consolidated Financial Statements and Notes thereto prepared under U.S. generally accepted accounting principles.  We are advised that, as at the date hereof, the members of KPMG LLP are independent in accordance with the Rules of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

Item 12	ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and Management’s Discussion & Analysis for its most recently completed financial year. Additional information, including directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular prepared in respect of its annual meeting of shareholders to be held on April 23, 2014 (the “Circular”).  The Circular will become available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on or about March 24, 2014.

2013 Annual Information Form

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

2013 Annual Information Form

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

2013 Annual Information Form

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

2013 Annual Information Form

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

CANADIAN NATIONAL RAILWAY COMPANY

By:	/s/ Sean Finn
	Name:	Sean Finn
	Title:	Executive Vice-President Corporate Services and Chief Legal Officer
	Date:	February 3, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2013*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2013*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

____________
*Incorporated by reference from the Registrant’s Form 6-K dated February 3, 2014.