Form 40-F
period 2014-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2015-02-02
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY
(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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
5.80% notes due June 1, 2016
1.45% notes due December 15, 2016
floating rate notes due November 14, 2017
5.85% notes due November 15, 2017
5.55% notes due May 15, 2018
6.80% notes due July 15, 2018
5.55% notes due March 1, 2019
2.85% notes due December 15, 2021
2.25% notes due November 15, 2022
7.63% debentures due May 15, 2023
2.95% notes due November 21, 2024
6.90% notes due July 15, 2028

1

7.38% debentures due October 15, 2031
6.25% notes due August 1, 2034
6.20% notes due June 1, 2036
6.71% Puttable Reset Securities (PURS)SM due July 15, 2036
6.375% debentures due November 15, 2037
3.50% notes due November 15, 2042
4.50% notes due November 7, 2043
5.00% 99-year income debentures due December 1, 2056
7.70% 100-year debentures due September 15, 2096

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
At December 31, 2014, 809,325,677 common shares were issued and outstanding.

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2014, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has several audit committee financial experts serving on its Audit Committee. Mr. Donald J. Carty has been determined to be an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to U.S. Companies. The SEC has indicated that the designation or identification of Mr. Carty as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Carty that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

3

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading  “Auditors’ Fees” in Item 10.2 of the Registrant’s 2014 annual information form included in this Form 40-F.

 OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off Balance Sheet Arrangements” set forth in the 2014 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the 2014 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit Committee are set forth under the heading “Composition of the Audit Committee” in Item 10.2 of the Registrant’s 2014 annual information form included in this Form 40-F .

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

4

CANADIAN NATIONAL
RAILWAY COMPANY

2014

ANNUAL INFORMATION FORM

February 2, 2015

i

2014 Annual Information Form

ITEM 1	GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (AIF), the information contained herein is given as of December 31, 2014.  All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (U.S. GAAP), unless otherwise indicated.

As used herein, the word Company or CN means, as the context requires, Canadian National Railway Company and/or its subsidiaries.

Certain information included in this AIF or incorporated by reference herein may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions.  The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.  These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program.  Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates,” “assumes” or other similar words.

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
•      Investment grade credit rating
•      Access to capital markets
•      Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions
•      Adequate cash generated from operations and other sources of financing
•      Adequate long-term return on investment on pension plan assets
•      Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims;

2014 Annual Information Form

uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States.  Reference should be made to the discussion of risk factors in CN’s 2014 Management’s Discussion and Analysis (MD&A) for detailed information on major risk factors, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws.  In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

ITEM 2	INCORPORATION

2.1	Incorporation of the Issuer

CN was incorporated in 1919 by special act of the Parliament of Canada with the appointment of its first Board of Directors by Order in Council in 1922.  CN’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995.  On November 9, 1995, CN filed Articles of Amendment in order to subdivide its outstanding common shares (Common Shares).  As of November 28, 1995, CN ceased to be a Crown corporation and became a publicly held corporation with its Common Shares listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX).  On April 19, 2002, CN filed Articles of Amendment in order to provide that shareholder meetings may be held at certain specified places in the United States.  Such constating documents are hereinafter collectively referred to as the Articles.

CN’s Articles provide that the head office of the Company shall be situated in the Montreal Urban Community, Quebec.  The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is 1-888-888-5909.

2.2	Subsidiaries

CN’s principal subsidiaries as of December 31, 2014, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of Incorporation
North American Railways, Inc.	Delaware
Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Company	Michigan
Illinois Central Corporation	Delaware
Illinois Central Railroad Company	Illinois
Wisconsin Central Ltd.	Delaware

The financial statements of each of the above principal subsidiaries are consolidated within CN’s financial statements.

2014 Annual Information Form

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	General Development of the Business During the Last Three Years

CN’s goal is to deliver valuable transportation services for its customers and to grow the business at low incremental cost.  CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital.  CN is also focused on returning value to shareholders through dividend payments and share repurchase programs.  The initiatives undertaken by CN in the last three years to achieve its growth and profitability goals and to enhance shareholder value can be grouped into a few key areas.  These include acquisitions and dispositions, targeted capital investment spending and other initiatives to strengthen the Company’s position in the marketplace, cooperation and co-production agreements with other carriers and collaboration agreements with supply chain stakeholders, as well as financial management initiatives as described below.

2014 Highlights

Acquisitions and Dispositions

On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively Deux-Montagnes), for cash proceeds of $97 million before transaction costs.  Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration.  The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

On September 4, 2014, the Company closed a transaction with Metrolinx to sell a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (collectively Guelph), for cash proceeds of $76 million before transaction costs.  The Company did not meet all the conditions to record the sale under the full accrual method for real estate transactions as it continues to have substantial continuing involvement on the Guelph.  The Company will have relinquished substantially all of the risks and rewards of ownership on the Guelph in 2018, at which time the gain on the sale is expected to be recognized.

Strategic Initiatives and Capital Spending

CN’s strategic agenda is anchored on the continuous pursuit of Operational and Service Excellence, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN’s capital expenditure programs support the Company’s strategic agenda and its ability to grow the business profitably.

In 2014, CN spent approximately $2.3 billion in its capital program, with $1.25 billion targeted at maintaining the safety and integrity of the network.  This investment included the replacement of rail, ties, and other track materials, bridge improvements, as well as various branch line upgrades. CN is investing significantly to build for the future, increasing network capacity, resilience and fluidity across its network, including its Edmonton-Winnipeg and Winnipeg-Chicago corridors. As part of its overall capital program, CN invested more than $100 million in 2014 to install sections of double tracks, extended sidings, crossovers, high-speed switches and yard improvements on main lines in the two corridors.

In 2014, CN’s equipment capital expenditures reached approximately $375 million, allowing the Company to tap growth opportunities and improve the quality of the fleet. In order to handle the expected traffic increase and improve

2014 Annual Information Form

operational efficiency, 60 new high-horsepower locomotives were added to the fleet in 2014. Furthermore, orders have been placed for 180 additional new locomotives: 90 to be delivered in 2015 and 90 in 2016. CN also spent approximately $575 million on initiatives to support growth and drive productivity, such as transloads and distribution centers; and information technology to improve service and operating efficiency.

As part of its objective to build a solid team of railroaders, the Company opened two new state-of-the-art training facilities in 2014, in Winnipeg, Manitoba and Homewood, Illinois, at a cost of $55 million, aimed at preparing employees to be highly skilled, safety conscious and confident in their work environment. Curricula for technical training and leadership development has also been improved to meet the learning needs of CN’s railroaders – both current and future. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool, and are tightly integrated with the Company’s business strategy.

The Company is also strengthening its commitment to Operational and Service Excellence through a wide range of innovations anchored on its continuous improvement philosophy. Through a portfolio of initiatives called CustomerFIRST, the Company is innovating to address key customer pinch points, including the first-mile and last-mile of the shipment cycle.  iAdvise, an information tool that is improving the reliability and consistency of shipment information, is the latest initiative in CN’s strategy to communicate better with customers.  In 2014, CN rolled out its iAdvise tool to a significant number of its largest customers.

Financial Management Initiatives

The Company has a commercial paper program, which is back-stopped by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2014, the Company had no commercial paper borrowings.

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On July 23, 2014, the expiry date of the agreement was extended by one year to February 1, 2017.  As such, as at December 31, 2014, the Company recorded $50 million of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.24% which is secured by and limited to $56 million of accounts receivable. The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use.

The Company has an $800 million revolving credit facility agreement with a consortium of lenders.  The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders.  The Company exercised such option and on March 14, 2014, the expiry date of the agreement was extended by one year to May 5, 2019.  The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins.  The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.  As at December 31, 2014, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2014.

The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business.  On March 14, 2014, the expiry date of these agreements was extended by one year to April 28, 2017.  Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.  As at December 31, 2014, the Company had letters of credit drawn of $487 million from a total committed amount of $511 million by the various banks.  As at December 31, 2014,

2014 Annual Information Form

cash and cash equivalents of $463 million were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

On February 18, 2014, under its current shelf prospectus and registration statement, the Company issued $250 million 2.75% Notes due 2021 in the Canadian capital markets, which resulted in net proceeds of $247 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

On October 21, 2014, the Board of Directors of the Company (Board of Directors) approved a new share repurchase program which allows for the repurchase of up to 28.0 million Common Shares, between October 24, 2014 and October 23, 2015, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

On October 27, 2014, the Company announced its intention to repurchase up to 5.175 million of its Common Shares from an arm's-length third-party seller by means of private agreements to be formalized at the time of each such purchase.  Such repurchases will be made pursuant and subject to the terms of an issuer bid exemption order issued by the Ontario Securities Commission and will take place before October 23, 2015.  The purchases will form part of CN's repurchase of up to 28.0 million Common Shares under the share repurchase program announced on October 21, 2014.  The price that CN will pay for any Common Shares purchased under such private agreements will be negotiated by CN and the third-party seller and will be at a discount to the prevailing market price of CN's Common Shares on the TSX at the time of the purchase.

On November 14, 2014, under its current shelf prospectus and registration statement, the Company completed a two-tranche debt offering of US$600 million ($682 million), comprised of US$250 million ($284 million), Floating Rate Notes due 2017, and US$350 million ($398 million) 2.95% Notes due 2024 in the US capital markets, which resulted in net proceeds of US$593 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.

Significant Collective Agreements

On June 19, 2014, settlement through a binding arbitration decision was reached on the collective agreement between CN and the Teamsters Canada Rail Conference, covering approximately 3,000 mainline conductors and yard crews (TCRC-CTY).  The new collective agreement will expire on July 22, 2016.

In the fourth quarter of 2014, the bargaining process commenced for the renewal of CN’s collective agreements expiring on December 31, 2014, with:

•	Unifor (formerly Canadian Auto Workers (CAW)) governing clerical, intermodal, shopcraft employees and owner operator truck drivers;
•	the Teamsters Canada Rail Conference governing rail traffic controllers (TCRC-RCTC);
•	the Teamsters Canada Rail Conference governing locomotive engineers (TCRC-LE); and
•	the United Steelworkers of America (USW) governing track workers.

These collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted for the respective bargaining units.

On November 7, 2014, CN requested conciliation assistance from the Minister of Labour with regards to the bargaining with Unifor and the TCRC bargaining units. On November 25, 2014, the Minister of Labour appointed conciliation officers to assist the Company and the unions in their negotiations.

On January 14, 2015, a tentative agreement was reached to renew the collective agreement with the TCRC-RCTC, which is subject to ratification by the members. The results of the ratification vote are expected by February 28, 2015.

2014 Annual Information Form

On January 30, 2015, the collective agreement with the USW, was ratified by the members. The new collective agreement will expire on December 31, 2018.

The other collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted for the respective bargaining units.

As of February 2, 2015, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Railroad Company (ICRR), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD).  Agreements in place have various moratorium provisions, ranging up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Some of these agreements are currently under renegotiation.

2013 Highlights

Acquisitions and Dispositions

On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively Lakeshore West), for cash proceeds of $52 million before transaction costs.  Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration.  The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the exchange of easements) without monetary consideration.  The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

Strategic Initiatives and Capital Spending

CN’s capital expenditure programs support the Company’s commitment to its core principles and strategy and its ability to grow the business profitably. In 2013, CN invested approximately $2.0 billion on capital programs, of which approximately $1.2 billion was for track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network; and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern (EJ&E) railway property.  In 2013, CN’s equipment capital expenditures of approximately $300 million allowed the Company to tap growth opportunities and improve the quality of the fleet.  In order to handle expected traffic increase and improve operational efficiency, CN took delivery of 44 new and 37 second-hand high-horsepower locomotives.  CN also spent approximately $500 million on facilities to grow the business including transloads, distribution centers, the recently opened Joliet Intermodal Terminal in Illinois, and the continued development of its Calgary Logistics Park (Logistics Park) project; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

Given expectations of continued strong freight volume growth in Western Canada, including grain and other commodities, CN has been enhancing its network fluidity. As part of its $2 billion overall 2013 capital program, CN earmarked several capacity enhancement projects in its Edmonton-Winnipeg corridor at a cost of $100 million, which was completed in 2013.  Of the $100 million, $90 million was invested for increased capacity on CN’s main corridor between Edmonton and Winnipeg, including extended sidings on the main corridor, sections of mainline double track, as well as yard track extensions in Winnipeg, Saskatoon and Wainwright. CN invested $10 million in improvements to

2014 Annual Information Form

CN’s Prairie North Line, which runs parallel north of the Company’s main corridor between Edmonton and Winnipeg, principally between Saskatoon and Edmonton. The improved line will serve as a new “relief valve” for the main corridor, providing flexibility and resilience to the network. The work involved included increased capital spending for new rail, ties, track surfacing, as well as new sidings to handle increased traffic volumes.

Financial Management Initiatives

The Company has a commercial paper program, which is back-stopped by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent.

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

The Company has an $800 million revolving credit facility agreement with a consortium of lenders.  On March 22, 2013, the agreement was amended to extend the term to May 5, 2018.  The agreement allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders.  The credit facility, containing customary terms and conditions, is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, banker’s acceptance rates, the U.S. federal funds effective rate and the LIBOR, plus applicable margins.  The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.  As at December 31, 2013, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2013.

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

In March 2013, the Company, through a wholly-owned subsidiary, repurchased 85% of the 4.40% Notes due 2013, with a carrying value of US$340 million pursuant to a tender offer for a total cost of US$341 million, including consent payments.  The remaining 15% of the 4.40% Notes with a carrying value of US$60 million were paid upon maturity.

On October 22, 2013, the Board of Directors approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional Common Share of CN for each Common Share outstanding, which was paid on November 29, 2013, to shareholders of record on November 15, 2013.  At the effective date of the stock split, all equity-based benefit plans and the share repurchase program were adjusted to reflect the issuance of additional

2014 Annual Information Form

shares. All share and per share data presented herein reflect the impact of the stock split. In addition, the Company’s Board of Directors approved an increase of 16% to the quarterly dividend to common shareholders, from $0.215 in 2013 to $0.250 in 2014.

On October 22, 2013, the Board of Directors approved a new share repurchase program which allowed for the repurchase of up to 30.0 million Common Shares (on a post-split basis), between October 29, 2013 and October 23, 2014 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX.

On October 25, 2013, the Company announced its intention to repurchase up to 10.0 million of its Common Shares (on a post-split basis) from an arm's-length third-party seller by means of private agreements to be formalized at the time of each such purchase.  The purchases formed part of CN's repurchase of up to 30.0 million Common Shares under the share repurchase program announced on October 22, 2013.  Such repurchases were made pursuant and subject to the terms of an issuer bid exemption order issued by the Ontario Securities Commission and took place before the end of March 2014.  The price that CN paid for any Common Shares purchased under such agreements was negotiated by CN and the seller and will be at a discount to the prevailing market price of CN's Common Shares on the TSX at the time of the purchase.

On November 7, 2013, CN issued US$350 million ($365 million) floating rate Notes due 2015 and US$250 million ($260 million) 4.50% Notes due 2043 in the U.S. capital markets, which resulted in net proceeds of US$592 million ($617 million), intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness.

On December 3, 2013, CN filed a new shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), providing for the issuance by CN of up to $3.0 billion of debt securities in Canadian and U.S. markets.  The current shelf prospectus and registration statement expires January 2, 2016 and replaces CN’s previous shelf prospectus and registration statement.  Access to capital markets under the shelf prospectus is dependent on market conditions at the time of pricing.

Significant Collective Agreements

On January 31, 2013, the tentative agreement reached on December 21, 2012 between CN and the International Brotherhood of Electrical Workers (IBEW), covering approximately 700 signals and communications employees was ratified.  The new collective agreement will expire on December 31, 2016.

On October 30, 2013, a tentative agreement was reached between CN and the TCRC to renew the collective agreements covering approximately 3,000 mainline conductors and yard crews, which expired on July 22, 2013.  On January 31, 2014, CN announced that the TCRC advised the Company that the membership did not ratify the tentative agreement.  CN and the TCRC resumed discussions during the week of February 3, 2014.

2012 Highlights

Acquisitions and Dispositions

In March 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively Bala-Oakville), for cash proceeds of $311 million before transaction costs.  Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration.  The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2014 Annual Information Form

Strategic Initiatives and Capital Spending

In 2012, CN invested approximately $1.8 billion on capital programs, of which over $1 billion was for track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the rail network, including the replacement of rail, ties and other track materials and bridge improvements, as well as rail-line improvements on the EJ&E railway property. This amount also included funds for extended sidings along the Edmonton-Prince Rupert corridor, and longer passing tracks in Northern Ontario. In 2012, equipment capital expenditures of approximately $250 million allowed CN to tap growth opportunities and improve the quality of the fleet and included the acquisition of new fuel-efficient locomotives.  CN also spent approximately $500 million on facilities to grow the business, including transloads, distribution centers and the continued development of CN’s Logistics Park that was started in 2011, together with information technology to improve service and operating efficiency as well as other projects to increase productivity.

In 2012, CN formalized arrangements for a major locomotive acquisition program to accommodate anticipated traffic growth and to improve operational efficiency, enabling the railway to better serve its customers.  The program includes the acquisition of 65 new high-horsepower locomotives as well as 160 second-hand high-horsepower locomotives that will be upgraded.  The new and used motive power are expected to enhance operational efficiency and reduce fuel consumption by permitting the retirement of older, high-maintenance locomotives and the cascading of less fuel-efficient main-line units into less-demanding yard and local switching operations, while providing additional locomotives to accommodate increased traffic.  In particular, of the 65 new high horsepower locomotives, CN took delivery of 25 of them in 2012 and 40 in 2013.  The program included, for the first time, the addition of alternating-current locomotives (AC) to CN’s existing fleet of approximately 1,900 locomotives using direct-current (DC) traction technology.  By assigning the new AC units to heavy-haul coal service in northern British Columbia and Alberta, where steep grades and sharp rail curvature create heavy demands on our fleet, the new locomotives will harness the key advantage of AC traction, which provides much higher adhesion or train-pulling ability at low speeds.  The new locomotives that CN is purchasing are equipped with distributed power (DP) technology, a GE product, which improves train handling and fuel efficiency.  The Company expects that 50 per cent of its high-horsepower locomotive fleet will have DP by 2014. DP technology permits remote control of a locomotive or locomotives throughout a train from the lead control unit. DP provides faster, smoother train starts, improved braking and lower pulling forces at the head-end and within a train, contributing significantly to improved safety.  With more optimum matching of motive power to train weight, DP locomotives also allow CN to reduce fuel consumption and reduce emissions.

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

In June 2012, CN and Southern Pacific Resource Corp. (Southern Pacific) completed a long-term arrangement to transport Southern Pacific’s bitumen to the U.S. Gulf Coast via the CN rail network.  Under this arrangement,

2014 Annual Information Form

Southern Pacific has increased its plant gate bitumen netback using rail transportation that reduces diluent costs, and offers access to Brent-based pricing as opposed to selling its bitumen into a pipeline that offers access to West Texas Intermediate based pricing. This agreement has allowed Southern Pacific to generate returns from Phase 1 of its STP-McKay Thermal Project, a new steam assisted gravity drainage oil sands project. The completed rail marketing solution included agreements with CN, Rick's Trucking, Altex Energy Ltd., Genesis Energy, L.P., CIT Group Inc. and Tauber Co. Under this arrangement, Southern Pacific's bitumen volumes is trucked approximately 60 km (38 miles) from the STP-McKay plant gate to Lynton, Alberta, a CN rail terminal located immediately south of Fort McMurray. From Lynton, volumes are transferred into rail cars and shipped approximately 4,500 km (2,800 miles) over CN's network and a short-line rail partner to a terminal in Natchez, Mississippi.  The bitumen is then transferred to barges that deliver the product as feedstock to refineries on the Gulf Coast.  With rail shipments of Southern Pacific's bitumen from Fort McMurray to Natchez, located on the Mississippi River 135 km (85 miles) north of Baton Rouge, Louisiana, which started at the end of 2012, volumes have increased to more than 12,000 carloads per year as production increases.

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

Financial Management Initiatives

In March 2012, the revolving credit facility agreement that CN signed in 2011 with a consortium of lenders, was amended to extend the term to May 5, 2017.  The agreement, which contains customary terms and conditions, allows for increases in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders.  The Company plans to use the

2014 Annual Information Form

credit facility for working capital and general corporate purposes, including back-stopping its commercial paper program.

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

Significant Cooperation Agreements

In April 2012, CN and CSX Transportation (CSX) commenced a new steel-wheel-interchange service over Chicago. The service gives container imports moving over CN's network from the Ports of Vancouver and Prince Rupert, British Columbia, efficient access to key Ohio Valley markets.  This new interchange service gives CN's customers efficient and cost-effective access to CSX's new Northwest Ohio Terminal and to the important markets of Cleveland, Columbus, and Cincinnati, Ohio, and Louisville, Kentucky.  Prior to this agreement, CN and CSX exchanged container traffic in Chicago by truck.

2014 Annual Information Form

3.2	Strategy overview

For a discussion of anticipated developments for 2015, please see the section entitled “Strategy overview” on pages 52 to 55 of the MD&A, which are incorporated by reference herein. The MD&A may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1	Overview

CN is engaged in the rail and related transportation business.  CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans and Mobile (Alabama), and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth (Minnesota)/Superior (Wisconsin), Green Bay (Wisconsin), Minneapolis/St. Paul, Memphis, and Jackson (Mississippi), with connections to all points in North America.  CN’s extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations.  This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities.  In 2014, no individual commodity group accounted for more than 23% of total revenues.  From a geographic standpoint, 17% of revenues relate to United States (U.S.) domestic traffic, 33% transborder traffic, 19% Canadian domestic traffic and 31% overseas traffic.  The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

4.2	Commodity Groups

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 59 to 63 of the MD&A, which are incorporated by reference herein.

4.3	Competitive Conditions

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the discussion of Business risks located on page 93 of the MD&A, which is incorporated by reference herein.

4.4	Labor

As at December 31, 2014, CN employed a total of 25,530 employees, of which 19,472 were unionized employees.

For a discussion of CN’s labour negotiations, please see the section entitled “Labor negotiations” in the Business risks discussion located on pages 94 to 95 of the MD&A, which are incorporated by reference herein.

4.5	Social Policies

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a comprehensive Human Rights Policy and a Harassment Free Environment Policy for its Canadian employees and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees. These policies affirm CN’s commitment to ensuring that there is no discrimination against any employee

2014 Annual Information Form

or applicant based on grounds of religion, race, sex, nationality, disability or any other prohibited grounds of discrimination. The policy extends to recruitment, selection and compensation practices, as well as to working conditions and the work environment. All Company vice-presidents have been mandated with the responsibility of implementing these policies and ensuring that all work practices are in compliance. Internal complaint procedures have been established whereby any person covered by the Harassment Free Environment Policy (for Canadian employees) and the Equal Employment Opportunity Policy or the Prohibited Harassment, Discrimination and Anti-Retaliation Policy (for U.S. employees) can contact his or her human resources director or human resources manager who will address his or her complaint.  The employee can also call either the Human Resources Center, which will forward the complaint to the appropriate human resources manager for further handling, or the CN Ombudsman directly, who can be contacted on a confidential basis. As part of CN’s commitment to providing a safe, healthy and violence-free workplace for all employees, CN has implemented a Workplace Violence Prevention Policy which applies to all employees.  The objective of this policy is to reiterate the prohibition of workplace violence at CN and set out how threats, acts or risks of workplace violence are to be reported and addressed.

4.6	Regulation

The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (Agency) under the Canada Transportation Act (CTA), and (ii) safety regulation by the Federal Minister of Transport under the Railway Safety Act and certain other statutes.  The Company’s U.S. rail operations are subject to (i) economic regulation by the Surface Transportation Board (STB) and (ii) safety regulation by the Federal Railroad Administration (FRA).  As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.  The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes.  On May 1, 2013, the Safer Railways Act (Bill S-4) came into force which prohibits anyone from operating a railway without having first obtained a Railway Operating Certificate issued by the Federal Minister of Transport. Bill S-4 also includes the ability for the government to establish Administrative Monetary Penalties in the event of the contravention of prescribed provisions of the Canadian Railway Safety Act or any of its regulations.  Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes.

In addition, the Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns.  In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation.  Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA).

Canadian Regulation

The CTA gives railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions aimed at protecting shippers.  These shipper protections include, inter alia, interswitching, final offer arbitration, competitive line rates and the right to seek a regulatory order as to the reasonableness of the terms and conditions imposed by carriers for incidental services.  Pursuant to the interswitching provisions, all shippers within a 30 km radius (approximately 19 miles) of an interchange between two federally regulated railroads have access to both at a prescribed interswitching rate.  On August 1, 2014, the CTA issued an amendment to the interswitching regulations extending the distance to 160 kilometers from the current 30 kilometers limits for all commodities in the provinces of Manitoba, Saskatchewan and Alberta. The CTA also issued regulations defining what constitutes “operational terms” for the purpose of rail level of service arbitrations. Final offer arbitration is used in cases of rate

2014 Annual Information Form

disputes between a shipper and a railroad and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. Competitive line rate provisions can be invoked to require an originating railroad to issue to a shipper with access to a single rail carrier, a rate covering the movement to the nearest junction with another railroad according to predetermined formulae. In addition, certain rail shipments of export grain are subject to a government-established revenue cap, which effectively specifies a maximum revenue entitlement that railways can earn. Since March 2014, the Company is required by law to move minimum volumes of grain. Failure to move the prescribed tonnage potentially subjects the Company to an administrative penalty of $100,000 per violation.

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

On April 23, 2014, Transport Canada issued an Emergency Directive under the Canadian Railway Safety Act requiring railway companies to operate certain trains carrying dangerous commodities at speeds not to exceed 50 miles per hour.  In addition, on the same date,Transport Canada issued a separate order under the Railway Safety Act requiring railway companies to formulate rules that would replace the Emergency Directive on a permanent basis.  These rules are under development.  Transport Canada further ordered railway companies to conduct route assessments for rail corridors handling significant volumes of dangerous goods.  Transport Canada also issued Protective Directions that (1) necessitated an Emergency Response Assistance Plan in order to ship dangerous goods; and (2) prohibiting the use of certain DOT-111 tank cars for the transportation of dangerous goods.

In addition, periodically, a comprehensive review is made by the federal government of the effectiveness of the CTA, the Canadian Railway Safety Act and other statutes related to transportation, which may prompt regulatory amendments as a result.

For a further discussion of recent and pending legislative and other regulatory developments in Canada, see the section entitled “Regulation” in the Business risks discussion located on pages 97 to 102 of the MD&A, which are incorporated by reference herein.

U.S. Regulation

The Company’s ownership of the Great Lakes Fleet vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels.

The STB has jurisdiction over, amongst other things, service levels, carrier practices, car compensation, and limited jurisdiction over carrier rates.  It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, extension, or abandonment of rail lines, railroad

2014 Annual Information Form

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

Government regulation of the railroad industry is a significant determinant of the competitiveness and profitability of railroads.  Deregulation of certain rates and services, plus the ability to enter into confidential contracts, pursuant to the Staggers Rail Act of 1980 (Staggers Act), has substantially increased the flexibility of railroads to respond to market forces and has resulted in highly competitive rates.  Various interests have sought and continue to seek reimposition of government controls on the railroad industry in areas deregulated in whole or in part by the Staggers Act.  Additional regulation, changes in regulation and re-regulation of the industry through legislative, administrative, judicial or other action could materially affect the Company.

In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains.  That same day, FRA and the PHMSA issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees’ compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire.  Effective August 5, 2013, the Association of American Railroads (AAR) amended the industry’s Recommended Railroad Operating Practices for Transportation of Hazardous Materials (Circular No. OT-55-N) by expanding the definition of a “key train” (for which heightened operating safeguards are required) to include trains carrying one tank car load of poison or toxic inhalation hazard, anhydrous ammonia, or ammonia solutions and to include trains carrying 20 car loads or portable tank loads of any combination of hazardous materials (including ethanol and crude oil).

On August 12, 2013, the FRA established the Railroad Safety Advisory Committee (RSAC) to provide advice and recommendations to the FRA on railroad safety matters.  The FRA’s Emergency Order No. 28 resulted in four new tasks accepted by the RSAC.  The four tasks are: train crew size; operational testing for securement; securement; and hazardous material issues.  The FRA has asked the RSAC’s four task groups to conclude meetings by April 2014 and submit their recommendations to the FRA for drafting Emergency Order No. 28 into new regulation.  CN is an active participant in all four task groups.

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

On January 23, 2014, the National Transportation Safety Board (NTSB) issued a series of recommendations to the U.S. Department of Transportation, to address the safety risk of transporting crude oil by rail. The NTSB’s recommendations complement those issued by the TSB and specifically: (1) require expanded hazardous materials route planning for railroads to avoid populated and other sensitive areas; (2) development of an FRA/PHMSA audit program to ensure that railroads carrying petroleum products have adequate emergency response capabilities to address worst-case discharges of the product; and (3) require audits of shippers and railroads to ensure that they are

2014 Annual Information Form

properly classifying hazardous materials being transported and that they have adequate safety and security plans in place.

On August 1, 2014, PHMSA published a Notice of Proposed Rulemaking aimed at improving the safe transportation of flammable liquids by rail, addressing operating rules, specifications for new tank cars, and the retrofit of existing tank cars. Concurrently, PHMSA issued an Advance Notice of Proposed Rulemaking on comprehensive oil spill response planning.  CN was a participant in AAR’s comments filed with PHMSA in these two proceedings on September 30, 2014. AAR addressed speed limits for trains with at least one legacy DOT-111 tank car moving flammable liquids, urged PHMSA to refrain from requiring electronically controlled pneumatic brakes on tank cars used to move flammable liquids, advocated specific increases in federal tank car specifications, requested that crude oil routing information not be disclosed to State Emergency Response Commissions, and urged a requirement for the aggressive retrofit or phase out of existing flammable liquid tank cars as soon as possible while still enabling the industry to meet the demands for rail movement of flammable liquids.

On September 10, 2014, legislation was introduced in the U.S. Senate (S. 2784) that proposes a number of new rail safety requirements, including inward and outward facing cameras and redundant signal protection to protect maintenance of way workers, while also making significant changes to FRA civil penalty levels, requiring studies on rail operations that block crossings and on train lengths, and mandating that trains transporting high-hazard flammables and operating with any legacy DOT-111 tank cars maintain a speed limit of 40 miles per hour in areas with a population of 100,000 or more.  A second bill introduced in the Senate in September (S. 2858) would create strong penalties for railroads that violate safety standards, would require standardized hazardous materials information to support first responders, and improved risk-assessment and decision-making tools for railroads. Neither bill was considered in Congress prior to adjournment of the 2013–2014 session.

For a further discussion of government regulation with respect, in particular, to Canada-U.S. Customs, U.S. Homeland Security, and the transportation of hazardous material, as well as recent and pending developments in legislative and regulatory reform in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 97 to 102 of the MD&A, which are incorporated by reference herein.

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

In Canada, the matter of environmental permits for the Company is complex because of an overlap between federal and provincial jurisdictions.  When projects trigger an environmental assessment, CN proceeds in accordance with the Canadian Environmental Assessment Act, 2012.  Provincial and municipal environmental legislation may be applicable to railway activities if such legislation does not aim to regulate the management or operations of railways.  Therefore, the Company does not apply systematically for provincial, municipal or local environmental permits for its railway operations in Canada except (i) where obtaining and complying with such permits would not interfere with the operations or management of its railway activities, (ii) where permitting issues are primarily of a provincial, municipal

2014 Annual Information Form

or local nature, (iii) where the Company or the governmental authority thought it is necessary to obtain such permits to continue minor aspects of its railway operations or maintenance, or (iv) where the absence of a permit may affect a third party (such as a customer or a supplier). Because of the multiple jurisdictions involved and the extensive provincial legislative authority to regulate environmental matters, there can be no assurance that additional provincial, municipal or local environmental permits will not be required in the future.  The Company may incur additional expenses or changes in its operations if such additional permits were to be required in the future.

See Note 16 – Major commitments and contingencies, to CN’s 2014 Annual Consolidated Financial Statements (Financial Statements) for a further discussion of environmental matters, as well as the section entitled “Environmental matters”, on pages 91 to 92 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on pages 93 to 94 of the MD&A, which are incorporated by reference herein. The Financial Statements and MD&A may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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

2014 Annual Information Form

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

See Note 16 – Major commitments and contingencies to the Financial Statements, for a further discussion of legal actions, as well as pages 89 to 91 of the MD&A, for a general discussion of personal injury and other claims, which are incorporated by reference herein.

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

4.9	Intangible Properties

CN uses various works protected by intellectual property rights to which the Company owns or for which it has been granted rights to use.  These works include customers’ lists, copyrights, patents, trade-marks, logos and trade names.  This intellectual property is important to the Company’s operations and its success.

2014 Annual Information Form

4.10	Risk Factors

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 93 to 103 of the MD&A, which pages are incorporated by reference herein.  See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

ITEM 5	DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation.  The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis.  Consistent with this practice, the quarterly rate of $0.1875 per share, starting with the first quarter of 2012, was increased to $0.2150 per share, starting with the first quarter of 2013; the quarterly dividend was next increased to $0.2500 per share, starting with the first quarter of 2014 and to $0.3125 per share, starting with the first quarter of 2015.  There can be no assurance as to the amount or timing of such dividends in the future.  All share and per share data presented herein reflect the impact of the stock split, described in Item 3.1 of this AIF under the heading “Financial Management Initiatives”.

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

2014 Annual Information Form

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

	DBRS	Moody’s Investors Service	Standard & Poor’s
Long-Term Debt	A (low)	A2	A
Commercial Paper	R-1 (low)	Not rated	A-1

The above-noted ratings are given the following credit characteristics by the various rating agencies:

DBRS Limited (DBRS)

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

2014 Annual Information Form

This rating falls within the third highest of DBRS’s ten short-term debt rating categories which range from “R-1 (high)” to “D”.

Moody’s Investors Service (Moody’s)

•
Long-term debt obligations rated A are judged to be upper-medium grade and are subject to low credit risk.  This rating falls within the third highest of Moody’s nine generic long-term obligation rating categories which range from “Aaa” to “C”.  The modifier “2” indicates a ranking in the mid-range of that generic rating category.

Standard & Poor’s Financial Services LLC (S&P)

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

2014 Annual Information Form

ITEM 8	MARKET FOR SECURITIES

8.1	Trading Price and Volume

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively.  The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2014:

Month	High	Low	Volume
January	60.58	57.07	21,651,917
February	63.22	58.47	21,042,800
March	63.69	60.66	19,662,635
April	65.29	59.66	28,554,743
May	65.88	63.03	16,778,514
June	69.84	65.69	19,450,244
July	74.85	69.04	22,992,081
August	78.37	71.68	17,837,521
September	82.45	78.00	28,808,664
October	79.80	68.81	38,214,410
November	86.00	77.58	23,565,382
December	81.04	72.94	35,769,561

8.2	Prior Sales

On November 14, 2014, under its current shelf prospectus and registration statement CN completed a two-tranche US$600 million debt offering consisting of US$250 million Floating Rate Notes due 2017, and US$350 million 2.95% Notes due 2024, which are together detailed in the following table:

Security	Floating Rate Notes due 2017	Notes due 2024
Size of Offering:	US$250,000,000	US$350,000,000
Maturity Date:	November 14, 2017	November 21, 2024
Coupon Rates:	Floating	2.95%
Net Proceeds of Issue:	US$249,250,000	US$343,945,000
Public Offering Price:	100%	98.920%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.

On February 18, 2014, under its current shelf prospectus and registration statement CN completed a debt offering of $250 million 2.75% Notes due 2021, which is detailed in the following table:

Security	Notes due 2021
Size of Offering:	$250,000,000
Maturity Date:	February 18, 2021
Coupon Rates:	2.75%
Net Proceeds of Issue:	$247,435,000
Public Offering Price:	99.344%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.

2014 Annual Information Form

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months.  As at December 31, 2014, the Company had no borrowings under its commercial paper program.

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

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election.  The following table lists the directors of the Company as of the date hereof:

Name Province or State of Residence and Date of First Election to Board	Current Principal Occupation	Past Occupations held in the Preceding Five Years
A. Charles Baillie, O.C., LL.D. Ontario, Canada April 15, 2003	Corporate Director
Donald J. Carty, O.C., LL. D. Texas, U.S.A. January 1, 2011	Corporate Director
Ambassador Gordon D. Giffin Georgia, U.S.A. May 1, 2001	Senior Partner, McKenna Long & Aldridge (law firm)
Edith E. Holiday Florida, U.S.A. June 1, 2001	Corporate Director and Trustee
V. Maureen Kempston Darkes, O.C., D. Comm., LL.D. Toronto, Canada Florida, U.S.A. March 29, 1995	Corporate Director
The Hon. Denis Losier, P.C., LL.D., C.M. New Brunswick, Canada October 25, 1994	Corporate Director	President and Chief Executive Officer, Assumption Life (life insurance company)

2014 Annual Information Form

Name Province or State of Residence and Date of First Election to Board	Current Principal Occupation	Past Occupations held in the Preceding Five Years
The Hon. Edward C. Lumley, P.C., LL.D. Ontario, Canada July 4, 1996	Vice-Chairman, BMO Capital Markets (investment bank)
The Hon. Kevin G. Lynch, P.C., O.C., PH. D., LL.D. Ontario, Canada April 23, 2014	Vice-Chair, BMO Financial Group (bank)
Claude Mongeau Quebec, Canada October 20, 2009	President and Chief Executive Officer, CN
James E. O’Connor Florida, U.S.A. April 27, 2011	Corporate Director	Chairman and CEO Republic Services, Inc (waste management).
Robert Pace, D. COMM. Nova Scotia, Canada October 25, 1994	Chair of the Board of Directors, CN President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services)
Robert L. Phillips British Columbia, Canada April 23, 2014	President, R.L. Phillips Investments Inc.
Laura Stein California, U.S.A. April 23, 2014	Senior Vice-President, General Counsel, The Clorox Company (marketer and manufacturer of consumer products)

A. Charles Baillie and the Hon. Edward C. Lumley will not seek re-election as directors of the Company at the next annual meeting of shareholders.

Committee Membership

The membership of each Board committee is composed of the following directors:

Audit Committee

Donald J. Carty (chair), Ambassador Gordon D. Giffin, the Hon. Denis Losier, James E. O'Connor, Robert L. Phillips, Laura Stein.

2014 Annual Information Form

Finance Committee

A. Charles Baillie (chair), Edith E. Holiday, V. Maureen Kempston Darkes, the Hon. Kevin G. Lynch, the Hon. Edward C. Lumley, James E. O'Connor, Laura Stein.

Corporate Governance and Nominating Committee

The Hon. Denis Losier (chair), Donald J. Carty,  Edith E. Holiday, the Hon. Kevin G. Lynch, V. Maureen Kempston Darkes, Robert Pace, Robert L. Phillips.

Donations and Sponsorships Committee

Claude Mongeau (chair), Ambassador Gordon D. Giffin, Robert Pace.

Environment, Safety and Security Committee

V. Maureen Kempston Darkes (chair), Donald J. Carty, the Hon. Kevin G. Lynch, James E. O'Connor, Robert Pace, Robert L. Phillips, Laura Stein.

Human Resources and Compensation Committee

Ambassador Gordon D. Giffin (chair), A. Charles Baillie, Donald J. Carty, Edith E. Holiday, V. Maureen Kempston Darkes, the Hon. Denis Losier, the Hon. Edward C. Lumley, the Hon. Kevin G. Lynch, James E. O’Connor, Robert Pace, Robert L. Phillips, Laura Stein.

Investment Committee of CN’s Pension Trust Funds

The Hon. Edward C. Lumley (chair), A. Charles Baillie, Ambassador Gordon D. Giffin, Edith E. Holiday, the Hon. Denis Losier.

Strategic Planning Committee

James E. O'Connor (chair), A. Charles Baillie, Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes, the Hon. Denis Losier, the Hon. Edward C. Lumley, the Hon. Kevin G. Lynch, Claude Mongeau, Robert Pace, Robert L. Phillips, Laura Stein.

10.2	Audit Committee Disclosure

The Audit Committee Charter is reproduced in its entirety at Schedule A of this AIF.

Composition of the Audit Committee

The Audit Committee is composed of six independent directors, namely, Donald J. Carty, chair of the Audit Committee, Ambassador Gordon D. Giffin, the Hon. Denis Losier, James E. O'Connor, Robert L. Phillips and Laura Stein.

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

2014 Annual Information Form

and experience of each committee member.  The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Carty, Chair of the Audit Committee since April 23, 2014, is the retired Vice-Chairman and Chief Financial Ofﬁcer of Dell, Inc., a position he assumed from January 2007 until June 2008.  Before joining Dell, Mr. Carty retired in June 2003 as Chairman and CEO of AMR Corporation and American Airlines.  He had previously served as President, Executive Vice-President – Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines.  He was President and CEO of CP Air from 1985 to 1987.  Mr. Carty is Chairman of Virgin America Airlines Inc., Porter Airlines Inc. and Research Now Group Inc. and is serving as a director and member of the audit committee of Talisman Energy Inc. and Virgin America Airlines Inc. and a director of EMC Corporation.  Mr. Carty holds a Master of Business Administration from the Harvard Business School.

Ambassador Giffin is a Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta.  His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years.  Mr. Giffin was United States Ambassador to Canada from 1997 to 2001.  Mr. Giffin is a member of the board of trustees of the Jimmy Carter Presidential Center and the board of directors of the Canada-US Fulbright Program.  Mr. Giffin serves on the Board of Counsellors of McLarty Global. Mr. Giffin is also Chair of the board of TransAlta Corporation and a director of the Canadian Imperial Bank of Commerce.  He is a director and a member of the audit committee of Canadian Natural Resources Limited and a director of Element Financial Corporation and Just Energy Group Inc. Mr. Giffin holds a B.A. from Duke University and a J.D. from Emory University School of Law in Atlanta, Georgia.

Mr. Losier, former Chair of the Audit Committee, is the retired President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994, including Minister of Fisheries and Aquaculture and Minister of Economic Development and Tourism.  He is the Chair of Invest N.B. and a director and member of the audit committee of Plazacorp Retail Properties Ltd., and he is also a director of Enbridge Gas New Brunswick Limited Partnership. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

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

Mr. Phillips is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001-2004.  Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited.  He also enjoyed a prestigious career as a corporate lawyer. Mr. Phillips is currently a director and member of the Audit Committee of Canadian Western Bank and Precision Drilling Corporation of which he is also chairman of the board.  He is chairman of the MacDonald Dettwiler & Associates Ltd. and lead director of West Fraser Timber Corporation Ltd. Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta.

Ms. Stein is the Senior Vice-President, General Counsel of The Clorox Company since 2005, where she serves on the executive committee.  From 2000-2005, Ms. Stein was Senior Vice-President, General Counsel of the H.J. Heinz Company.  She was also previously a corporate lawyer with Morrison & Foerster in San Francisco and Hong Kong.

2014 Annual Information Form

Ms. Stein is a director and member of the audit committee of Franklin Resources, Inc. Ms. Stein received her J.D. from Harvard Law School, and is a graduate of Dartmouth College where she earned an undergraduate and a master’s degree.

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2014 and 2013, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees (1)	2014	2013
Audit	$2,728,000	$2,608,000
Audit-related	$1,162,000	$1,249,000
Tax	$746,000	$834,000
All Other	$92,000	$131,000
Total Fees	$4,728,000	$4,822,000

(1)	Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor.  The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2014 and 2013.

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

All Other fees

Consists primarily of fees incurred for services related to a foreign subsidiary (2014) and Information Technology (2013).

2014 Annual Information Form

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

10.3	Executive Officers

The following table lists the senior executive officers of the Company as of the date hereof:

Name and Province or State of Residence	Current Principal Position	Past Positions held in the Preceding Five Years
Claude Mongeau Quebec, Canada	President and Chief Executive Officer
Russell Hiscock Quebec, Canada	President and Chief Executive Officer, CN Investment Division
Mike Cory Alberta, Canada	Senior Vice-President, Western Region
Janet Drysdale Quebec, Canada	Vice-President, Investor Relations	Director, Economics & Strategy; Senior Manager, Investor Relations
Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer
Luc Jobin Quebec, Canada	Executive Vice-President and Chief Financial Officer
Jeff Liepelt Indiana, U.S.A.	Senior Vice-President, Southern Region	Senior Vice-President, Eastern Region; Vice-President, Eastern Region
Kimberly A. Madigan Quebec, Canada	Vice-President, Human Resources
John Orr Ontario, Canada	Vice-President, Eastern Region	Vice-President, Chief Safety and Sustainability Officer; Assistant Vice-President Operations, British Columbia South

2014 Annual Information Form

Name and Province or State of Residence	Current Principal Position	Past Positions held in the Preceding Five Years
Jean-Jacques Ruest Quebec, Canada	Executive Vice-President and Chief Marketing Officer
Jim Vena, Quebec, Canada	Executive Vice-President and Chief Operating Officer	Senior Vice-President, Southern Region

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at December 31, 2014, the directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 1.6 million Common Shares of the Company, representing approximately 0.2% of the outstanding Common Shares.

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

(ii)
Mr. Mongeau, a director and the President and Chief Executive Officer of the Company, became a director of Nortel Networks Corporation (NNC) and Nortel Networks Limited (NNL) on June 29, 2006.  On January 14, 2009, NNC, NNL and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada.  Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.  Mr. Mongeau resigned as a director of NNC and NNL effective August 10, 2009;

(iii)
Mrs. Kempston Darkes, a director of the Company, was an officer of General Motors Corporation (GM) when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing.  GM emerged from bankruptcy protection on July 10, 2009 in a

2014 Annual Information Form

reorganization in which a new entity acquired GM’s most valuable assets.  Mrs. Kempston Darkes retired as a GM officer on December 1, 2009;

(iv)
Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. until January 22, 2009. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009. Mr. Giffin is no longer a director of AbitibiBowater Inc.; and

(v)
Mr. Losier, a director of the Company, was a director of XL-ID Solutions Inc. (formerly Excellium Inc.) (“XL-ID”) from July 23, 2013 until August 29, 2013. On January 3, 2014, XL-ID announced that it had submitted a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).  On February 13, 2014, XL-ID announced that it had received a final order from the superior court of Quebec approving the proposal approved by its creditor.

ITEM 11	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, there were no (i) directors or executive officers, (ii) persons that beneficially own, or control or direct, directly or indirectly, more than 10% of CN common shares, or (iii) any associate or affiliate of persons referred to in (i) and (ii), with a material interest in any transaction within the three most recently completed financial years that has materially affected the Company or is reasonably expected to materially affect the Company.

ITEM 12	INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2014 Annual Consolidated Financial Statements and Notes thereto prepared under U.S. generally accepted accounting principles.  We are advised that, as at the date hereof, the members of KPMG LLP are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ITEM 13	ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com.  Additional financial information is provided in CN’s Annual Consolidated Financial Statements and Management’s Discussion & Analysis for its most recently completed financial year.  Additional information, including directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular prepared in respect of its annual meeting of shareholders to be held on April 21, 2015 (Circular).  The Circular will become available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on or about March 23, 2015.

2014 Annual Information Form

SCHEDULE A - CHARTER OF THE AUDIT COMMITTEE

1.	Membership and Quorum

•	a minimum of five directors appointed by the Board, one of whom must be the chair of the Human Resources and Compensation Committee;

•
only Independent directors, as determined by the Board of Directors and following the Canadian and U.S. securities’ legislation and regulations, may be appointed.  A member of the Audit Committee may not, other than in his or her capacity as a director or member of a board committee and subject to the exceptions provided in Canadian and U.S. laws and regulations, accept directly or indirectly any fee from CN or any subsidiary of CN nor be an affiliated person of CN or any subsidiary of CN;

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

•	reviewing the external auditors’ report on the consolidated financial statements and internal controls over financial reporting of CN and on the financial statements of CN’s Pension Trust Funds;

2014 Annual Information Form

•	reviewing the external auditors’ quarterly review engagement report;

•	reviewing the compliance of management certification of financial reports with applicable legislation;

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

2014 Annual Information Form

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

Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance and Nominating Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another entity.  Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including CN, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in CN’s Management Information Circular that there is no such impairment.

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

2014 Annual Information Form

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

CANADIAN NATIONAL RAILWAY COMPANY

By:	/s/ Sean Finn
	Name:	Sean Finn
	Title:	Executive Vice-President Corporate Services and Chief Legal Officer
	Date:	February 2, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2014*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2014*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

*Incorporated by reference from the Registrant’s Form 6-K dated February 2, 2015.