Form 40-F
period 2015-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2016-02-01
CIK 16868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 40-F

______________________

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY

(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

7.38% debentures due October 15, 2031

1

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

At December 31, 2015, 788,668,176 common shares were issued and outstanding.

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2015, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

3

Principal Accountant Fees and Services

Information relating to principal accountant fees and services is set forth under the heading “Auditors’ Fees” in Item 10.2 of the Registrant’s 2015 annual information form included in this Form 40-F.

Off balance sheet arrangements

The information provided under the heading “Off Balance Sheet Arrangements” set forth in the 2015 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the 2015 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit Committee are set forth under the heading “Composition of the Audit Committee” in Item 9.2 of the Registrant’s 2015 annual information form included in this Form 40-F .

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

4

CANADIAN NATIONAL

RAILWAY COMPANY

2015

ANNUAL INFORMATION FORM

February 1, 2016

v

2015 Annual Information Form

Item 1	general information

Except as otherwise indicated in this Annual Information Form (AIF), the information contained herein is given as of December 31, 2015. All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (U.S. GAAP), unless otherwise indicated.

As used herein, the word Company or CN means, as the context requires, Canadian National Railway Company and/or its subsidiaries.

Certain information included in this AIF or incorporated by reference herein are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates,” “assumes” or other similar words.

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

•    Investment-grade credit ratings

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

Statements relating to pension contributions

•    Adequate cash generated from operations and other sources of financing

•    Adequate long-term return on investment on pension plan assets

•    Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and

2015 Annual Information Form

the United States. Reference should be made to the discussion of business risks in CN’s 2015 Management’s Discussion and Analysis (MD&A) for detailed information on major risk factors, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on CN’s website, at www.cn.ca.

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

CN’s principal subsidiaries as of December 31, 2015, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

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

CN’s goal is to deliver valuable transportation services for its customers and to grow the business at low incremental cost. CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital. CN is also focused on returning

2015 Annual Information Form

value to shareholders through dividend payments and share repurchase programs. With a clear strategic agenda, driven by a commitment to innovation, productivity, supply-chain collaboration, while running trains safely and minimizing environmental impact, CN aims to create value for its customers as well as its shareholders.

The initiatives undertaken by CN in the last three years to achieve its growth and profitability goals and to enhance shareholder value can be grouped into a few key areas. These include acquisitions and dispositions, targeted capital investment spending and other initiatives to strengthen the Company’s position in the marketplace, and financial management initiatives, as described below.

2015 Highlights

Strategic Initiatives and Capital Spending

CN’s business strategy is anchored on the continuous pursuit of Operational and Service Excellence, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN’s success is dependent on long-term economic viability and on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN’s success also depends on a stream of capital investments that supports its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock, to information technology, other equipment and assets that improve the safety, efficiency and reliability of CN’s service offering.

In 2015, CN spent $2.7 billion in its capital program, with $1.53 billion targeted at maintaining the safety and integrity of the network, particularly track infrastructure. This investment included the replacement of rail, ties, and other track materials, bridge improvements, as well as various branch line upgrades. CN has invested significantly to build for the future, increasing network capacity, resilience and fluidity across its network, including its Edmonton-Winnipeg and Winnipeg-Chicago corridors. As part of its overall capital program, CN invested more than $120 million in 2015 to install sections of double tracks, extended sidings, crossovers and yard improvements on main lines in the two corridors.

In 2015, CN’s equipment capital expenditures reached $555 million, allowing the Company to be ready for growth opportunities and to improve the quality of the fleet, including the acquisition of 90 new high-horsepower locomotives. Orders have been placed for 90 additional new locomotives to be delivered in 2016. CN also spent $615 million on initiatives to support growth and drive productivity, such as transloads and distribution centers; and information technology to improve service and operating efficiency.

The Company is also strengthening its commitment to Operational and Service Excellence through a wide range of innovations anchored on its continuous improvement philosophy. CN is building on its industry leadership in terms of fast and reliable hub-to-hub service by continuing to improve across the range of customer touch points. The Company’s major push in first-mile/last-mile service is all about improving the quality of customer interactions – developing a sharper outside-in perspective; better monitoring of traffic forecasts; higher and more responsive car order fulfillment; and proactive customer communication at the local level, supported by iAdvise, an information tool that is improving the reliability and consistency of shipment information.

CN is committed to the safety of its employees, the communities in which it operates and the environment. The Company’s long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and a focus on employee training and safety awareness. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives.

2015 Annual Information Form

Financial Management Initiatives

The Company has a commercial paper program in Canada and a new commercial paper program was established in the U.S. during the second quarter of 2015. Both programs are backstopped by the Company’s revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent, on a combined basis. As at December 31, 2015, the Company had total commercial paper borrowings of $458 million ($U.S. 331 million). The weighted-average interest rate on these borrowings was 0.41%.

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On June 18, 2015, the expiry date of the agreement was extended by one year to February 1, 2018. As at December 31, 2015, the Company had no proceeds received under the accounts receivable securitization program. The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use.

The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option, and on March 12, 2015, the expiry date of the agreement was extended by one year to May 5, 2020. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2015, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2015.

The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 12, 2015 the expiry date of these agreements was extended by one year to April 28, 2018. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2015, the Company had letters of credit drawn of $551 million from a total committed amount of $575 million by the various banks. As at December 31, 2015, cash and cash equivalents of $523 million were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

On September 11, 2015, CN announced that the TSX had accepted CN's amended 2014-2015 notice of intention of October 2014 to make a Normal Course Issuer Bid. The notice was amended to permit the repurchase by CN of its Common Shares under a specific share repurchase program during the term of the Normal Course Issuer Bid. The purchases formed part of CN's 2014-2015 Normal Course Issuer Bid for up to 28.0 million common shares announced on October 21, 2014. CN entered into an agreement with a third party to repurchase its common shares through daily purchases that took place from September 16 to October 23, 2015. Pursuant to the terms of the agreement, and subject to the terms of an issuer bid exemption order issued by the Ontario Securities Commission (OSC), the third party purchased CN’s Common Shares on the open market for its own account in accordance with the rules applicable to the Normal Course Issuer Bid, for the purpose of ultimately fulfilling its delivery obligations to CN under the agreement. The price that CN paid for Common Shares purchased by it from the third party under the agreement was negotiated by CN and the third party and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase.

On September 22, 2015, under its then current shelf prospectus and registration statement, the Company issued $350 million 2.80% Notes due 2025, $400 million 3.95% Notes due 2045 and $100 million 4.00% Notes due 2065, in

2015 Annual Information Form

the Canadian capital markets, which resulted in total net proceeds of $841 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

On October 27, 2015, the Board of Directors of the Company (Board of Directors) approved a new share repurchase program which allows for the repurchase of up to 33.0 million Common Shares, between October 30, 2015 and October 29, 2016, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX and on the same day, the Company announced that it would enter into an agreement with a third party to repurchase Common Shares through daily purchases subject to a maximum of 4.0 million Common Shares. The agreement was amended on November 30, 2015 to increase the number of Common Shares to be purchased to 5.175 million Common Shares. The purchases took place from October 30, 2015 to December 24, 2015. Pursuant to the terms of the agreement, and subject to the terms of an issuer bid exemption order issued by the OSC, the third party purchased CN’s Common Shares on the open market for its own account in accordance with the rules applicable to the Normal Course Issuer Bid, for the purpose of ultimately fulfilling its delivery obligations to CN under the agreement. The price that CN paid for Common Shares purchased by it from the third party under the agreement was negotiated by CN and the third party and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase. The purchases formed part of CN's repurchase of up to 33.0 million Common Shares under its current share repurchase program.

On December 18, 2015, the Company announced that it had entered into an agreement with a third party to repurchase Common Shares through daily purchases subject to a maximum of 4.356 million Common Shares. The purchases are taking place from December 29, 2015 to February 29, 2016. Pursuant to the terms of the agreement, and subject to the terms of an issuer bid exemption order issued by the OSC, the third party is purchasing CN’s Common Shares on the open market for its own account in accordance with the rules applicable to the Normal Course Issuer Bid, for the purpose of ultimately fulfilling its delivery obligations to CN under the agreement. The price that CN is paying for Common Shares purchased by it from the third party under the agreement was negotiated by CN and the third party and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase. The purchases form part of CN's repurchase of up to 33.0 million Common Shares under its current share repurchase program.

On January 5, 2016, CN filed a new shelf prospectus with the Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC) pursuant to which CN may issue up to $6.0 billion of debt securities in Canadian and U.S. markets. The current shelf prospectus and registration statement expires February 4, 2018 and replaces CN’s previous shelf prospectus and registration statement. Access to capital markets under the shelf prospectus is dependent on market conditions at the time of pricing.

Significant Collective Agreements

Canadian workforce

On January 30, 2015, the agreement for the renewal of the collective agreement with the United Steelworkers of America (USW) governing maintenance of way employees was ratified. The new collective agreement expires on December 31, 2018.

On February 25, 2015, the agreement for the renewal of the collective agreement with the Teamsters Canada Rail Conference (TCRC-RCTC) governing rail traffic controllers was ratified. The new collective agreement expires on December 31, 2018.

On March 13, 2015, the agreements for the renewal of the collective agreements with Unifor governing clerical, intermodal employees and owner operator truck drivers were ratified. The new collective agreements expire on March 31, 2019.

2015 Annual Information Form

On March 17, 2015, the agreement for the renewal of the collective agreement with Unifor governing shopcraft employees was ratified. The new collective agreement expires on December 31, 2018.

On April 16, 2015, the agreement for the renewal of the collective agreement with the TCRC governing locomotive engineers (TCRC-LE) was ratified. The new collective agreement expires on December 31, 2017.

Under the Canada Labour Code, the law governing labor relations for the Canadian railroad industry, collective agreements remain in force until such time as the parties have either reached a renewed agreement or the dispute resolution mechanisms in the Code have been exhausted.

U.S. workforce

As of February 1, 2016, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. All collective agreements covering non-operating craft employees and four collective agreements covering operating craft employees are currently under renegotiation.

During 2015, the Company renewed a collective agreement with the United Transportation Union (UTU) (a division of the International Association of Sheet Metal, Air, Rail, and Transportation Workers - SMART) governing conductors on the Grand Trunk Western. On January 15, 2016, the Company renewed three additional collective agreements with UTU, governing 57 yardmasters at GTW, WC, and a small subset working on the ICC.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE have agreed to participate in, effective January 2015, for collective agreements covering non-operating employees. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continue to be bargained on a local (corporate) basis.

Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

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

2015 Annual Information Form

risks and rewards of ownership on the Guelph in 2018, at which time the gain on the sale is expected to be recognized.

Strategic Initiatives and Capital Spending

In 2014, CN spent approximately $2.3 billion in its capital program, with $1.25 billion targeted at maintaining the safety and integrity of the network. This investment included the replacement of rail, ties, and other track materials, bridge improvements, as well as various branch line upgrades. CN invested significantly to build for the future, increasing network capacity, resilience and fluidity across its network, including its Edmonton-Winnipeg and Winnipeg-Chicago corridors. As part of its overall capital program, CN invested more than $100 million in 2014 to install sections of double tracks, extended sidings, crossovers, high-speed switches and yard improvements on main lines in the two corridors.

In 2014, CN’s equipment capital expenditures reached approximately $375 million, allowing the Company to tap growth opportunities and improve the quality of the fleet. In order to handle the expected traffic increase and improve operational efficiency, 60 new high-horsepower locomotives were added to the fleet in 2014. Furthermore, orders were placed for 180 additional new locomotives: 90 delivered in 2015 and 90 to be delivered in 2016. CN also spent approximately $575 million on initiatives to support growth and drive productivity, such as transloads and distribution centers; and information technology to improve service and operating efficiency.

As part of its objective to build a solid team of railroaders, the Company opened two new state-of-the-art training facilities in 2014, in Winnipeg, Manitoba and Homewood, Illinois, at a cost of $55 million, aimed at preparing employees to be highly skilled, safety conscious and confident in their work environment. Curricula for technical training and leadership development was also improved to meet the learning needs of CN’s railroaders – both current and future. These programs and initiatives provided a solid platform for the assessment and development of the Company’s talent pool, and are tightly integrated with the Company’s business strategy.

The Company also strengthened its commitment to Operational and Service Excellence through a wide range of innovations anchored on its continuous improvement philosophy. Through a portfolio of initiatives called CustomerFIRST, the Company innovated to address key customer pinch points, including the first-mile and last-mile of the shipment cycle. iAdvise, an information tool that is improving the reliability and consistency of shipment information, was the latest initiative in CN’s strategy to communicate better with customers. In 2014, CN rolled out its iAdvise tool to a significant number of its largest customers.

Financial Management Initiatives

The Company has a commercial paper program, which is back-stopped by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. As at December 31, 2014, the Company had no commercial paper borrowings.

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

2015 Annual Information Form

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

The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 14, 2014, the expiry date of these agreements was extended by one year to April 28, 2017. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2014, the Company had letters of credit drawn of $487 million from a total committed amount of $511 million by the various banks. As at December 31, 2014, cash and cash equivalents of $463 million were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

On February 18, 2014, under its then current shelf prospectus, the Company issued $250 million 2.75% Notes due 2021 in the Canadian capital markets, which resulted in net proceeds of $247 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

On October 21, 2014, the Board of Directors approved a new share repurchase program which allowed for the repurchase of up to 28.0 million Common Shares, between October 24, 2014 and October 23, 2015, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX.

On October 27, 2014, the Company announced its intention to repurchase up to 5.175 million of its Common Shares from an arm's-length third-party seller by means of private agreements to be formalized at the time of each such purchase. Such repurchases were made pursuant and subject to the terms of an issuer bid exemption order issued by the OSC and took place before October 23, 2015. The purchases formed part of CN's repurchase of up to 28.0 million Common Shares under the share repurchase program announced on October 21, 2014. The price that CN paid for any Common Shares purchased under such private agreements was negotiated by CN and the third-party seller and was at a discount to the prevailing market price of CN's Common Shares on the TSX at the time of the purchase.

On November 14, 2014, under its then current shelf prospectus and registration statement, the Company completed a two-tranche debt offering of U.S.$600 million ($682 million), comprised of U.S.$250 million ($284 million) Floating Rate Notes due 2017, and U.S.$350 million ($398 million) 2.95% Notes due 2024 in the U.S. capital markets, which resulted in net proceeds of U.S.$593 million ($675 million), intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.

Significant Collective Agreements

On June 19, 2014, settlement through binding arbitration decision was reached on the collective agreement between CN and the Teamsters Canada Rail Conference, covering approximately 3,000 mainline conductors and yard crews (TCRC-CTY). The new collective agreement is set to expire on July 22, 2016.

In the fourth quarter of 2014, the bargaining process commenced for the renewal of CN’s collective agreements expiring on December 31, 2014, with:

•	Unifor governing clerical, intermodal, shopcraft employees and owner operator truck drivers;

2015 Annual Information Form

•	the Teamsters Canada Rail Conference governing rail traffic controllers (TCRC-RCTC);

•	the Teamsters Canada Rail Conference governing locomotive engineers (TCRC-LE); and

•	the United Steelworkers of America (USW) governing maintenance of way employees.

See Item 3.1 of this AIF General Development of the Business during the last three years – 2015 Highlights for an update on these labor negotiations.

As of February 2, 2015, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions up to 2018, which maintain the terms of the collective agreement and clearly define when a party to the agreement can serve notice of an intention to negotiate contractual changes.

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

Given expectations of continued strong freight volume growth in Western Canada, including grain and other commodities, CN enhanced its network fluidity. As part of its $2 billion overall 2013 capital program, CN earmarked several capacity enhancement projects in its Edmonton-Winnipeg corridor at a cost of $100 million, which was completed in 2013. Of the $100 million, $90 million was invested for increased capacity on CN’s main corridor between Edmonton and Winnipeg, including extended sidings on the main corridor, sections of mainline double track, as well as yard track extensions in Winnipeg, Saskatoon and Wainwright. CN invested $10 million in improvements to

2015 Annual Information Form

CN’s Prairie North Line, which runs parallel north of the Company’s main corridor between Edmonton and Winnipeg, principally between Saskatoon and Edmonton. The improved line serves as a new “relief valve” for the main corridor, providing flexibility and resilience to the network. The work involved included increased capital spending for new rail, ties, track surfacing, as well as new sidings to handle increased traffic volumes.

Financial Management Initiatives

The Company has a commercial paper program, which is back-stopped by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. As at December 31, 2013, the Company had total borrowings of $273 million under its commercial paper program, presented in Current portion of long-term debt on the Consolidated Balance Sheet. The weighted-average interest rate on these borrowings was 1.14%.

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

In March 2013, the Company, through a wholly-owned subsidiary, repurchased 85% of the 4.40% Notes due 2013, with a carrying value of U.S.$340 million pursuant to a tender offer for a total cost of U.S.$341 million, including consent payments. The remaining 15% of the 4.40% Notes with a carrying value of U.S.$60 million were paid upon maturity.

On October 22, 2013, the Board of Directors approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional Common Share of CN for each Common Share outstanding, which was paid on November 29, 2013, to shareholders of record on November 15, 2013. At the effective date of the stock split,

2015 Annual Information Form

all equity-based benefit plans and the share repurchase program were adjusted to reflect the issuance of additional shares. All share and per share data presented herein reflect the impact of the stock split. In addition, the Company’s Board of Directors approved an increase of 16% to the quarterly dividend to common shareholders, from $0.215 in 2013 to $0.250 in 2014.

On October 22, 2013, the Board of Directors approved a new share repurchase program which allowed for the repurchase of up to 30.0 million Common Shares (on a post-split basis), between October 29, 2013 and October 23, 2014 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX.

On October 25, 2013, the Company announced its intention to repurchase up to 10.0 million of its Common Shares (on a post-split basis) from an arm's-length third-party seller by means of private agreements to be formalized at the time of each such purchase. The purchases formed part of CN's repurchase of up to 30.0 million Common Shares under the share repurchase program announced on October 22, 2013. Such repurchases were made pursuant and subject to the terms of an issuer bid exemption order issued by the OSC and took place before the end of March 2014. The price that CN paid for any Common Shares purchased under such agreements was negotiated by CN and the seller and was at a discount to the prevailing market price of CN's Common Shares on the TSX at the time of the purchase.

On November 7, 2013, CN issued U.S.$350 million ($365 million) floating rate Notes due 2015 and U.S.$250 million ($260 million) 4.50% Notes due 2043 in the U.S. capital markets, which resulted in net proceeds of U.S.$592 million ($617 million), intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness.

On December 3, 2013, CN filed a shelf prospectus with Canadian securities regulators and a registration statement with the SEC, providing for the issuance by CN of up to $3.0 billion of debt securities in Canadian and U.S. markets. This shelf prospectus and registration statement expired January 2, 2016 and was replaced by a new shelf prospectus and registration statement filed on January 5, 2016.

Significant Collective Agreements

On January 31, 2013, the agreement reached for the renewal of the collective agreement the International Brotherhood of Electrical Workers (IBEW), covering approximately 700 signals and communications employees was ratified. The new collective agreement will expire on December 31, 2016.

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

See Item 3.1 of this AIF General Development of the Business during the last three years – 2014 Highlights for an update on these labor negotiations.

3.2	Strategy overview

For a discussion of the Company’s business strategy and anticipated developments for 2016, please see the section entitled “Strategy overview” on pages 47 to 50 of the MD&A, which are incorporated by reference herein. The MD&A may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2015 Annual Information Form

Item 4	Description of the Business

4.1	Overview

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico and serving the cities and ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans, and Mobile (Alabama), and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth (Minnesota)/Superior (Wisconsin), and Jackson (Mississippi), with connections to all points in North America. CN’s extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations. CN handles over $250 billion worth of goods annually and carries more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2015, no individual commodity group accounted for more than 23% of total revenues. From a geographic standpoint, 18% of revenues relate to U.S. domestic traffic, 33% transborder traffic, 18% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

4.2	Commodity Groups

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 54 to 58 of the MD&A, which are incorporated by reference herein.

4.3	Competitive Conditions

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the discussion of Business risks located on page 88 of the MD&A, which is incorporated by reference herein.

4.4	Labor

As at December 31, 2015, CN employed a total of 23,172 employees, of which 17,292 were unionized employees.

For a discussion of CN’s labour negotiations, please see the section entitled “Labor negotiations” in the Business risks discussion located on page 89 of the MD&A, which are incorporated by reference herein.

4.5	Social Policies

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a comprehensive Human Rights Policy and a Harassment Free Environment Policy for its Canadian employees and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees. These policies affirm CN’s commitment to ensuring that there is no discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other prohibited grounds of discrimination. The policy extends to recruitment, selection and compensation practices, as well as to working conditions and the work environment. All Company vice-presidents have been mandated with the responsibility of implementing these policies and ensuring that all work practices are in compliance. Internal complaint procedures

2015 Annual Information Form

have been established whereby any person covered by the Harassment Free Environment Policy (for Canadian employees) and the Equal Employment Opportunity Policy or the Prohibited Harassment, Discrimination and Anti-Retaliation Policy (for U.S. employees) can contact his or her human resources director or human resources manager who will address his or her complaint. The employee can also call either the Human Resources Center, which will forward the complaint to the appropriate human resources manager for further handling, or the CN Ombudsman directly, who can be contacted on a confidential basis. As part of CN’s commitment to providing a safe, healthy and violence-free workplace for all employees, CN has in place a Workplace Violence Prevention Policy which applies to all employees. The objective of this policy is to reiterate the prohibition of workplace violence at CN and set out how threats, acts or risks of workplace violence are to be reported and addressed.

4.6	Regulation

The Company’s operations are subject to regulations both in Canada and in the U.S. A summary of such regulations is provided below. For a complete discussion of recent and pending legislative and other regulatory developments both in Canada and in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 90 to 94 of the MD&A, which are incorporated by reference herein.

Economic regulation – Canada

The Company’s rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (Agency) under the Canada Transportation Act (CTA). The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. It also regulates the maximum revenue entitlement for the movement of grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.

The CTA gives railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions aimed at protecting shippers. These shipper protections include, inter alia, interswitching, final offer arbitration, competitive line rates and the right to seek a regulatory order as to the reasonableness of the terms and conditions imposed by carriers for incidental services. Pursuant to the interswitching provisions, all shippers within a 30 km radius (approximately 19 miles) of an interchange between two federally regulated railroads have access to both at a prescribed interswitching rate. During 2014, the CTA issued an amendment to the interswitching regulations extending the distance to 160 kilometers from the current 30 kilometers limits for all commodities in the provinces of Manitoba, Saskatchewan and Alberta. The CTA also issued regulations defining what constitutes “operational terms” for the purpose of rail level of service arbitrations. Final offer arbitration is used in cases of rate disputes between a shipper and a railroad and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. Competitive line rate provisions can be invoked to require an originating railroad to issue to a shipper with access to a single rail carrier, a rate covering the movement to the nearest junction with another railroad according to predetermined formulae. In addition, certain rail shipments of export grain are subject to a government-established revenue cap, which effectively specifies a maximum revenue entitlement that railways can earn.

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

2015 Annual Information Form

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

Economic regulation – U.S.

The Company’s U.S. rail operations are subject to economic regulation by the Surface Transportation Board (STB). The STB serves as both an adjudicatory and regulatory body and has jurisdiction over, amongst other things, service levels, carrier practices, car compensation, and limited jurisdiction over carrier rates. It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, extension, or abandonment of rail lines, railroad consolidations, and labor protection provisions in connection with the foregoing. The STB’s jurisdiction in these areas of rail transportation, including intrastate rail transportation, is exclusive, pre empting other remedies under United States federal and state laws. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties.

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

Safety regulation – Canada

The Company’s rail operations in Canada are subject to safety regulation by the Federal Minister of Transport under the Railway Safety Act as well as the rail portions of other safety-related statutes, which are administered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is exposed to additional regulatory oversight in Canada. The Transportation of Dangerous Goods Act, also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

Following a significant derailment involving a non-related short-line railroad within the Province of Quebec (Lac-Mégantic derailment) on July 6, 2013, several measures have been taken by Transport Canada to strengthen the safety of the railway and transportation of dangerous goods systems in Canada. Amendments to the Canada Railway Safety Act and Transportation of Dangerous Goods Act include requirements for classification and sampling of crude oil, the provision of yearly aggregate information on the nature and volume of dangerous goods the company transports by rail through designated municipalities, and new speed limit restrictions of 40 miles per hour for certain trains carrying dangerous commodities. Additional requirements for railway companies to conduct route assessments for rail corridors handling significant volumes of dangerous goods and an Emergency Response Assistance Plan in order to ship large volumes of flammable liquids were also put into place. Further to this, Transport Canada issued

2015 Annual Information Form

new rules prohibiting the use of certain DOT-111 tank cars for the transportation of dangerous goods, and announced a new standard for tank cars transporting flammable liquid dangerous goods. The new standard, called TC-117, establishes enhanced construction specifications along with a phase out schedule for DOT-111 and CPC-1232 tank cars.

Transport Canada has also issued new regulations that provide for: (1) administrative monetary penalties that could be issued for violation of the Railway Safety Act and its associated regulations, (2) specific standards for new highway-railway crossings and requirements that existing crossings be upgraded to basic safety standards within seven years, as well as safety related data that must be provided by railway companies on an annual basis, and (3) modified requirements for safety management systems for both federally-regulated railway companies as well as local carriers operating on railway lines of federally-regulated carriers. As well, under Bill C-52, which was enacted on June 18, 2015, the Agency now has jurisdiction to order railway companies to compensate municipalities for the costs incurred in responding to fires caused by railway operations.

In compliance with an order issued by Transport Canada, the Railway Association of Canada filed revised rules on behalf of CN and its other member railway companies, respecting the securement of unattended locomotives and crew size requirements, which were approved by the Federal Minister of Transport. Additional rules are under development. CN has reviewed its safety policies for unattended trains and adjusted its safety practices in light of events occurring subsequent to the Lac-Mégantic derailment.

Safety regulation – U.S.

The Company’s U.S. rail operations are subject to safety regulation by the Federal Railroad Administration (FRA) under the Federal Railroad Safety Act as well as rail portions of other safety statutes, with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (PHMSA). The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (TSA) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

The FRA has also jurisdiction over railroad safety and equipment standards, and most rail safety regulation is handled at the federal level. In contrast, however, to the exclusive role of the STB over railroad economic regulation, state and local regulatory agencies have jurisdiction over certain local safety and operating matters and these agencies are becoming more aggressive in their exercise of jurisdiction. State legislatures have also recently enacted new laws in this regard that are intended to regulate railroads more extensively.

In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, the FRA and the PHMSA issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees’ compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire. Effective August 5, 2013, the AAR amended the industry’s Recommended Railroad Operating Practices for Transportation of Hazardous Materials by expanding the definition of a “key train” (for which heightened operating safeguards are required).

2015 Annual Information Form

As a result of FRA’s Emergency Order No. 28, the Railroad Safety Advisory Committee (RSAC), which was established by the FRA in 1996 to provide advice and recommendations to the FRA on railroad safety matters, was directed with four new tasks (1) train crew size, (2) operational testing for securement, (3) securement and (4) hazardous material issues. CN was an active participant in all four task groups, which have all now completed their work.

The National Transportation Safety Board (NTSB) issued a series of recommendations to the U.S. Department of Transportation, to address the safety risk of transporting crude oil by rail. Specifically, the NTSB recommended (1) expanded hazardous materials route planning for railroads to avoid populated and other sensitive areas; (2) development of an FRA/PHMSA audit program to ensure that railroads carrying petroleum products have adequate emergency response capabilities to address worst-case discharges of the product; and (3) audits of shippers and railroads to ensure that they are properly classifying hazardous materials being transported and that they have adequate safety and security plans in place.

Other regulations – Canada and U.S.

Positive train control (PTC)

On October 16, 2008, the U.S. Congress enacted the Rail Safety Improvement Act of 2008, which required all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. Pursuant to the Positive Train Control Enforcement and Implementation Act of 2015 and the FAST Act of 2015 (collectively the PTCEIA), Congress extended the PTC deadline until December 31, 2018, with the option for a railroad carrier to implement PTC by no later than December 31, 2020. Pursuant to the PTCEIA, the Company submitted its revised implementation plan on January 27, 2016. The Company will also have to file a progress report on March 31, 2016, and annually thereafter until implementation is completed. The Company was progressing its implementation of PTC pursuant to the prior law and will continue to do so under the new timeline, including working with the FRA and other Class I railroads to satisfy the requirements for U.S. network interoperability.

Security

The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S, Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada.

More specifically, the Company is subject to:

•	Border security arrangements, pursuant to an agreement the Company and Canadian Pacific Railway Company entered into with the CBP and the CBSA.

•	The CBP’s Customs-Trade Partnership Against Terrorism program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment program.

•	Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.

•	Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection user fee for all traffic entering the U.S. from Canada.

2015 Annual Information Form

•	Gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.

Vessels

The Company’s vessel operations are subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency has authority to regulate air emissions from these vessels.

Transportation of hazardous materials

As a result of its common carrier obligations, the Company is legally required to transport toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, and environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company’s results of operations, or its competitive and financial position.

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

See Note 16 – Major commitments and contingencies, to CN’s 2015 Annual Consolidated Financial Statements (Financial Statements) for a further discussion of environmental matters, as well as the section entitled “Environmental matters”, on pages 86 to 87 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on pages 88 to 89 of the MD&A, which are incorporated by reference herein.

2015 Annual Information Form

Environmental Policy

CN is committed to conducting its operations and activities in a manner that protects the natural environment. CN considers protecting the environment a fundamental corporate social responsibility governing its activities. Consequently, CN has implemented comprehensive environmental management programs. The Company's programs aim to minimize the impact of the Company's activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company’s overall business plan and through the specific monitoring and measurement of such priorities against historical performance and, in some cases, specific targets. All employees must demonstrate commitment to the programs at all times and it is the Environment, Safety and Security Committee, established by the Board of Directors, which has the responsibility of overseeing the Company's environmental programs. The Environment, Safety and Security Committee is composed of CN’s directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The Company’s environmental strategy, its Carbon Disclosure Project report, and its Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website at www.cn.ca.

4.8	Legal Matters

Legal Proceedings

As of the date hereof, there are no legal proceedings to which CN is a party involving claims for damages, exclusive of interest and costs, in excess of 10% of its current assets. The Company will regularly assess its position as events progress.

See Note 16 – Major commitments and contingencies to the Financial Statements, for further discussion of legal actions, if any, as well as pages 84 to 87 of the MD&A, for a general discussion of personal injury and other claims, which are incorporated by reference herein.

Aboriginal Claims

CN and its predecessor companies have acquired lands throughout Canada from the Crown, including certain lands contained in Aboriginal reserves. A portion of the Company’s network, primarily in British Columbia, is currently operated on these lands.

The Company believes that it possesses unrestricted and absolute title to lands acquired out of Aboriginal reserves. However, in recent years, some Aboriginal bands have claimed to have a continuing legal interest in such lands. They allege this interest prohibits the Company from disposing of the lands when they are no longer needed for railway purposes, except by allowing them to revert to the Crown for the benefit of Aboriginals. This issue is one which will ultimately be decided by the courts; however, regardless of the outcome, there is no perceived material adverse effect, as the right of the Company to continue to occupy and operate over such lands is not being called into question.

As the issues surrounding Aboriginal claims are complex and involve not only private interests but fiduciary and other obligations of the Crown in the right of Canada, CN has agreed not to sell or otherwise dispose of land which is not essential to its rail operations and which is located in, or adjacent to, an Aboriginal reserve, unless each of CN and the Government of Canada is satisfied that no legitimate Aboriginal claim exists with respect to such land. In addition, CN has agreed to convey to the Government of Canada, for no consideration, any land not integral to its rail operations that may be necessary to settle legitimate Aboriginal claims with respect to such land, or lands which were formerly reserve lands and have become non-rail assets. The Government of Canada, for its part, has agreed that it

2015 Annual Information Form

will provide the necessary compensation for settlement of legitimate Aboriginal claims which would otherwise result in CN having to relinquish land essential to its rail network, unless such claims arise out of, or are substantially based upon, willful, known, negligent or fraudulent acts or omissions of CN which adversely affected the rights or interests of Aboriginal people.

4.9	Intangible Properties

CN uses various works protected by intellectual property rights to which the Company owns or for which it has been granted rights to use. These works include customers’ lists, copyrights, patents, trade-marks, logos and trade names. This intellectual property is important to the Company’s operations and its success.

4.10	Risk Factors

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 88 to 97 of the MD&A, and under the heading “Financial Instruments” for risks associated with the Company’s use of financial instruments located on pages 75 to 76 of the MD&A, which pages are incorporated by reference herein. See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

Item 5	Dividends

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.2150 per share, starting with the first quarter of 2013, was increased to $0.2500 per share, starting with the first quarter of 2014; the quarterly dividend was next increased to $0.3125 per share, starting with the first quarter of 2015 and to $0.3750 per share, starting with the first quarter of 2016. There can be no assurance as to the amount or timing of such dividends in the future. All share and per share data presented herein reflect the impact of the stock split, described in Item 3.1 of this AIF under the heading “2013 Highlights – Financial Management Initiatives”.

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

2015 Annual Information Form

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

CN’s Articles provide that where the total number of voting shares held, beneficially owned, or controlled, directly or indirectly, by any one person together with his or her associates exceed 15%, no person shall exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates. Furthermore, all dividends attributable to the percentage of voting shares held by such persons in excess of 15% shall be forfeited, including any cumulative dividend. However, CN’s Articles provide that in the event where the 15% limit is exceeded solely as a result of share buybacks conducted by CN, the only consequence to the relevant shareholder under CN’s Articles is that the shareholder shall not be entitled to exercise the voting rights attached to the common shares held by such shareholder that are in excess of the 15% limit. CN’s Articles confer on the Board of Directors all powers necessary to give effect to the ownership restrictions, including the ability to pay dividends or to make other distributions which would otherwise be prohibited if the event giving rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividends or make the distribution. CN’s Articles provide that the Board of Directors may adopt by-laws concerning the administration of the constrained share provisions described above, including by-laws requiring a shareholder to furnish a declaration indicating whether he or she is the beneficial owner of the shares and whether he or she is an associate of any other shareholder. In addition, CN is also authorized to refuse to recognize the ownership rights that would otherwise be attached to any voting shares held, beneficially owned or controlled, directly or indirectly, contrary to the share ownership constraint. Finally, CN has the right, for the purpose of enforcing any constraint imposed pursuant to its Articles, to sell, as if it were the owner thereof, any voting shares that are owned or that the directors determine may be owned, by any person or persons contrary to such share ownership constraint.

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

	DBRS	Moody’s Investors Service	Standard & Poor’s
Long-Term Debt	A	A2	A
Commercial Paper	R-1 (low)	P-1	A-1

The above-noted ratings are given the following credit characteristics by the various rating agencies:

2015 Annual Information Form

DBRS Limited (DBRS)

•	Long-term debt rated A is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable. This rating falls within the third highest of DBRS’s ten long-term debt rating categories which range from “AAA” to “D”.

•	Commercial paper rated R-1 (low) is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable. This rating falls within the third highest of DBRS’s ten short-term debt rating categories which range from “R-1 (high)” to “D”.

Moody’s Investors Service (Moody’s)

•	Long-term debt obligations rated A are judged to be upper-medium grade and are subject to low credit risk. This rating falls within the third highest of Moody’s nine generic long-term obligation rating categories which range from “Aaa” to “C”. The modifier “2” indicates a ranking in the mid-range of that generic rating category.

•	Commercial paper rated P-1 indicates that CN has a superior ability to repay short-term debt obligations. This rating falls within the highest of Moody’s four generic short-term debt rating categories which range from “P-1” to “NP”.

Standard & Poor’s Financial Services LLC (S&P)

•	Long-term debt obligations rated A are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligations is still strong. This rating falls within the third highest of S&P’s ten major long-term credit rating categories which range from “AAA” to “D”.

•	A short-term obligation rated “A-1” is rated in the highest category by S&P. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

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

2015 Annual Information Form

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

Regular Mail Delivery: P.O. Box 43078, Providence, Rhode Island 02940-3070

Telephone: (303) 262-0600 or 1-800-962-4284

Item 8	Market for Securities

8.1	Trading Price and Volume

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2015:

Month	High	Low	Volume
January	86.73	76.03	26,654,051
February	88.89	84.00	19,351,564
March	88.62	82.67	30,552,448
April	85.32	77.71	25,540,870
May	80.53	72.58	28,476,440
June	76.09	71.07	35,590,983
July	82.10	71.67	30,549,500
August	83.37	69.90	28,573,944
September	76.98	70.69	37,739,381
October	82.80	74.51	27,882,504
November	80.61	75.81	26,748,000
December	80.56	72.11	35,424,667

8.2	Prior Sales

On September 22, 2015, under its then current shelf prospectus and registration statement, CN completed a debt offering in the Canadian markets of $350 million 2.80% Notes due 2025, $400 million 3.95% Notes due 2045 and $100 million 4.00% Notes due 2065, which are together detailed in the following table:

Security	Notes due 2025	Notes due 2045	Notes due 2065
Size of Offering:	$350,000,000	$400,000,000	$100,000,000
Maturity Date:	September 22, 2025	September 22, 2045	September 22, 2065
Coupon Rates:	2.80%	3.95%	4.00%
Net Proceeds of Issue:	$346,773,500	$396,276,000	$98,141,000
Public Offering Price:	99.68%	99.669%	98.741%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.

2015 Annual Information Form

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2015, the Company had total commercial paper borrowings of $458 million ($U.S. 331 million). The weighted-average interest rate on these borrowings was 0.41%.

Item 9	Directors and Executive Officers

9.1	Directors

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election. The following table lists the directors of the Company as of the date hereof:

Name Province or State of Residence and Date of First Election to Board	Current Principal Occupation	Past Occupations held in the Preceding Five Years
Donald J. Carty, O.C., LL. D. Texas, U.S.A. January 1, 2011	Corporate Director
Ambassador Gordon D. Giffin Georgia, U.S.A. May 1, 2001	Partner, Dentons U.S. LLP (law firm)
Edith E. Holiday Florida, U.S.A. June 1, 2001	Corporate Director and Trustee
V. Maureen Kempston Darkes, O.C., D. Comm., LL.D. Ontario, Canada Florida, U.S.A. March 29, 1995	Corporate Director
The Hon. Denis Losier, P.C., LL.D., C.M. New Brunswick, Canada October 25, 1994	Corporate Director	President and Chief Executive Officer, Assumption Life (life insurance company)
The Hon. Kevin G. Lynch, P.C., O.C., PH. D., LL.D. Ontario, Canada April 23, 2014	Vice-Chair, BMO Financial Group (bank)
Claude Mongeau Quebec, Canada October 20, 2009	President and Chief Executive Officer, CN

2015 Annual Information Form

Name Province or State of Residence and Date of First Election to Board	Current Principal Occupation	Past Occupations held in the Preceding Five Years
James E. O’Connor Florida, U.S.A. April 27, 2011	Corporate Director	Chairman and Chief Executive Officer, Republic Services, Inc (waste management company)
Robert Pace, D. COMM. Nova Scotia, Canada October 25, 1994	Chair of the Board of Directors, CN President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services)
Robert L. Phillips British Columbia, Canada April 23, 2014	President, R.L. Phillips Investments Inc.
Laura Stein California, U.S.A. April 23, 2014	Executive Vice-President – General Counsel, The Clorox Company (marketer and manufacturer of consumer products)	Senior Vice-President, The Clorox Company

Committee Membership

The membership of each Board committee is composed of the following directors:

Audit Committee

Donald J. Carty (chair), Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes, James E. O'Connor, Robert L. Phillips, Laura Stein.

Finance Committee

The Hon. Kevin G. Lynch (chair), Edith E. Holiday, V. Maureen Kempston Darkes, James E. O'Connor, Laura Stein.

Corporate Governance and Nominating Committee

The Hon. Denis Losier (chair), Donald J. Carty, the Hon. Kevin G. Lynch, V. Maureen Kempston Darkes, Robert Pace, Robert L. Phillips.

Donations and Sponsorships Committee

Claude Mongeau (chair), Ambassador Gordon D. Giffin, the Hon. Denis Losier, Robert Pace.

Environment, Safety and Security Committee

V. Maureen Kempston Darkes (chair), Donald J. Carty, James E. O'Connor, Robert Pace, Robert L. Phillips, Laura Stein.

2015 Annual Information Form

Human Resources and Compensation Committee

Ambassador Gordon D. Giffin (chair), Donald J. Carty, Edith E. Holiday, the Hon. Denis Losier, the Hon. Kevin G. Lynch, James E. O’Connor, Robert L. Phillips, Laura Stein.

Investment Committee of CN’s Pension Trust Funds

Edith E. Holiday (chair) Ambassador Gordon D. Giffin, the Hon. Denis Losier, the Hon. Kevin G. Lynch.

Strategic Planning Committee

James E. O'Connor (chair), Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes, the Hon. Denis Losier, the Hon. Kevin G. Lynch, Claude Mongeau, Robert Pace, Robert L. Phillips, Laura Stein.

9.2	Audit Committee Disclosure

The Audit Committee Charter is reproduced in its entirety at Schedule A of this AIF.

Composition of the Audit Committee

The Audit Committee is composed of seven independent directors, namely, Donald J. Carty, chair of the Audit Committee, Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes, James E. O'Connor, Robert L. Phillips and Laura Stein.

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the Board of Directors to be financially literate, as such term is defined under Canadian and United States securities laws and regulations and the NYSE Corporate Governance Standards. The Board of Directors has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Carty, Chair of the Audit Committee since April 23, 2014, is the retired Vice-Chairman and Chief Financial Ofﬁcer of Dell, Inc., a position he assumed from January 2007 until June 2008. Before joining Dell, Mr. Carty retired in June 2003 as Chairman and CEO of AMR Corporation and American Airlines. He had previously served as President, Executive Vice-President – Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 to 1987. Mr. Carty is Chairman of the Board of Directors of Virgin America Airlines Inc. and Porter Airlines Inc. and is serving as a director and member of the audit committee of EMC Corporation and Virgin America Airlines Inc. Mr. Carty holds a Master of Business Administration from the Harvard Business School.

Ambassador Giffin is a Partner of the law firm of Dentons U.S. LLP, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years. Mr. Giffin was United States Ambassador to Canada from 1997 to 2001. Mr. Giffin is a member of the board of trustees of the Jimmy Carter Presidential Center and is a member of the Council on Foreign Relations and the Tri-Lateral Commission. Mr. Giffin serves on the Board of Counsellors of McLarty Global. Mr. Giffin is also Chair of the board of TransAlta Corporation and a director of the Canadian Imperial Bank of Commerce. He is Lead Director and member of the audit committee

2015 Annual Information Form

of Canadian Natural Resources Limited and a director of Element Financial Corporation. Mr. Giffin holds a B.A. from Duke University and a J.D. from Emory University School of Law in Atlanta, Georgia.

Ms. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and former Secretary of the Cabinet, The White House. Ms. Holiday serves on the board of directors of Hess Corporation and serves as director and member of the audit committee of White Mountains Insurance Group, Ltd. She is also a director or trustee and member of the audit committee of various investment companies of the Franklin Templeton Group of Funds. Ms. Holiday holds a B.S. and a J.D. from the University of Florida, and she was admitted to the bars of the states of Florida, Georgia and the District of Columbia.

Ms. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. In 2009 she ended a 35-year career at GM during which she attained the highest operating position ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation. Ms. Kempston Darkes serves on the board of director of Brookfield Asset Management Inc., Enbridge Inc. and Balfour Beatty Plc. Ms. Kempston Darkes also serves as director and member of the audit committee of Schlumberger Limited and Irving Oil Co. Ltd. (private company). Ms. Kempston Darkes holds a B.A. in history and political science from Victoria University and the University of Toronto and an LL.B. from the University of Toronto Faculty of Law.

Mr. O’Connor is the retired chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the United States. From 1998 to 2011, Mr. O’Connor was Chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc. He was named to the list of America’s Best CEOs each year between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is Lead Director of Casella Waste Systems, Inc. and director of Clean Energy Fuels Corp. and holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University.

Mr. Phillips is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001-2004. Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited. He also enjoyed a prestigious career as a corporate lawyer. Mr. Phillips is currently a director and member of the Audit Committee of Canadian Western Bank and Precision Drilling Corporation of which he is also chairman of the board. He is chairman of the Board of Directors of MacDonald Dettwiler & Associates Ltd. and lead director of West Fraser Timber Corporation Ltd. Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta.

Ms. Stein is the Executive Vice-President – General Counsel of The Clorox Company, where she serves on the executive committee. From 2000-2005, Ms. Stein was Senior Vice-President, General Counsel of the H.J. Heinz Company. She was also previously a corporate lawyer with Morrison & Foerster in San Francisco and Hong Kong. Ms. Stein is a director and member of the audit committee of Franklin Resources, Inc. Ms. Stein received her J.D. from Harvard Law School, and is a graduate of Dartmouth College where she earned an undergraduate and master’s degrees.

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2015 and 2014, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

2015 Annual Information Form

Fees (1)	2015	2014
Audit	$2,708,000	$2,728,000
Audit-related	$1,039,000	$1,162,000
Tax	$913,000	$746,000
All Other	$17,000	$92,000
Total Fees	$4,677,000	$4,728,000

(1) Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2015 and 2014.

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

All Other fees

Consists of fees related to data analytics assistance (2015) and for services related to a foreign subsidiary (2014).

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

2015 Annual Information Form

Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee.

9.3	Executive Officers

The following table lists the senior executive officers of the Company as of the date hereof:

Name and Province or State of Residence	Current Principal Position	Past Positions held in the Preceding Five Years
Claude Mongeau Quebec, Canada	President and Chief Executive Officer
Mike Cory Alberta, Canada	Senior Vice-President, Western Region
Janet Drysdale Quebec, Canada	Vice-President, Investor Relations	Director, Economics & Strategy
Michael Farkouh Quebec, Canada	Vice-President, Eastern Region	General Manager, British Columbia South; Assistant Vice-President, British Columbia South; Vice-President, Chief Safety and Sustainability Officer
Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer
Russell Hiscock Quebec, Canada	President and Chief Executive Officer, CN Investment Division
Luc Jobin Quebec, Canada	Executive Vice-President and Chief Financial Officer
Kimberly A. Madigan Quebec, Canada	Vice-President, Human Resources
John Orr Illinois, U.S.A.	Senior Vice-President, Southern Region	Vice-President, Eastern Region; Vice-President, Chief Safety and Sustainability Officer; Assistant Vice-President Operations, British Columbia South
Jean-Jacques Ruest Quebec, Canada	Executive Vice-President and Chief Marketing Officer
Jim Vena, Alberta, Canada	Executive Vice-President and Chief Operating Officer	Senior Vice-President, Southern Region

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

2015 Annual Information Form

As at December 31, 2015, the directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 1.4 million Common Shares of the Company, representing approximately 0.18% of the outstanding Common Shares.

9.4	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, none of such directors or executive officers is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)	Mr. Mongeau, a director and the President and Chief Executive Officer of the Company, became a director of Nortel Networks Corporation (NNC) and Nortel Networks Limited (NNL) on June 29, 2006. On January 14, 2009, NNC, NNL and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. Mr. Mongeau resigned as a director of NNC and NNL effective August 10, 2009;

(ii)	Mrs. Kempston Darkes, a director of the Company, was an officer of General Motors Corporation (GM) when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM’s most valuable assets. Mrs. Kempston Darkes retired as a GM officer on December 1, 2009;

(iii)	Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. until January 22, 2009. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009. Mr. Giffin resigned as a director of AbitibiBowater Inc. on January 22, 2009; and

(iv)	Mr. Losier, a director of the Company, was a director of XL-ID Solutions Inc. (formerly Excellium Inc.) (“XL-ID”) from July 23, 2013 until August 29, 2013. On January 3, 2014, XL-ID announced that it had submitted a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 13, 2014, XL-ID announced that it had received a final order from the superior court of Quebec approving the proposal approved by its creditor.

Item 10	Interest of management and others in material transactions

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, there were no (i) directors or executive officers, (ii) persons that beneficially own, or control or direct, directly or indirectly, more than 10% of CN common shares, or (iii) any associate or affiliate of persons

2015 Annual Information Form

referred to in (i) and (ii), with a material interest in any transaction within the three most recently completed financial years that has materially affected the Company or is reasonably expected to materially affect the Company.

Item 11	Interest of experts

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2015 Annual Consolidated Financial Statements and Notes thereto prepared under U.S. generally accepted accounting principles. We are advised that, as at the date hereof, the members of KPMG LLP are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

Item 12	AdditioNal Information

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and Management’s Discussion & Analysis for its most recently completed financial year. Additional information, including directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular prepared in respect of its annual meeting of shareholders to be held on April 26, 2016 (Circular). The Circular will become available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on or about March 23, 2016.

2015 Annual Information Form

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

2015 Annual Information Form

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

2015 Annual Information Form

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

CANADIAN NATIONAL RAILWAY COMPANY

By:	/s/ Sean Finn
	Name:	Sean Finn
	Title:	Executive Vice-President Corporate Services and Chief Legal Officer
	Date:	February 1, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2015*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2015*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

_________________
*Incorporated by reference from the Registrant’s Form 6-K dated February 1, 2016.