Form 40-F
period 2016-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2017-02-01
CIK 16868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY

(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

2.75% notes due March 1, 2026

6.90% notes due July 15, 2028

7.38% debentures due October 15, 2031

6.25% notes due August 1, 2034

6.20% notes due June 1, 2036

6.71% Puttable Reset Securities (PURS)SM due July 15, 2036

6.375% debentures due November 15, 2037

3.50% notes due November 15, 2042

4.50% notes due November 7, 2043

3.20% notes due August 2, 2046

7.70% 100-year debentures due September 15, 2096

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2016,  763,993,631 common shares were issued and outstanding.

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2016, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading “Auditors’ Fees” in Item 9.2 of the Registrant’s 2016 annual information form included in this Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off Balance Sheet Arrangements” set forth in the 2016 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the 2016 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit Committee are set forth under the heading “Composition of the Audit Committee” in Item 9.2 of the Registrant’s 2016 annual information form included in this Form 40-F .

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

3

CANADIAN NATIONAL

RAILWAY COMPANY

2016

ANNUAL INFORMATION FORM

February 1, 2017

i

2016 Annual Information Form

ITEM 1                             GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (AIF), the information contained herein is given as of December 31, 2016.  All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (GAAP), unless otherwise indicated.

As used herein, the word “Company” or “CN” means, as the context requires, Canadian National Railway Company and/or its subsidiaries.

Certain statements included in this AIF or incorporated by reference herein are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions.  The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.  Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes”, “outlook”, “plans”, “targets” or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining these forward-looking statements.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions	• North American and global economic growth • Long-term growth opportunities being less affected by current economic conditions
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

Statements relating to pension contributions

•          Adequate cash generated from operations and other sources of financing

•          Adequate long-term return on investment on pension plan assets

•          Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; security threats, reliance on technology, trade restrictions, transportation of hazardous materials, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; climate change, labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States (U.S.).  Reference should be made to the discussion of business risks in CN’s 2016 Management’s Discussion and Analysis (MD&A) for detailed

2016 Annual Information Form

information on major risk factors, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on CN’s website, at www.cn.ca in the Investors section.

Forward-looking statements reflect information as of the date on which they are made.  CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws.  In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

ITEM 2                             INCORPORATION

2.1                              INCORPORATION OF THE ISSUER

CN was incorporated in 1919 by special act of the Parliament of Canada with the appointment of its first Board of Directors by Order in Council in 1922.  CN’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995.  On November 9, 1995, CN filed Articles of Amendment in order to subdivide its outstanding common shares (Common Shares).  As of November 28, 1995, CN ceased to be a Crown corporation and became a publicly held corporation with its Common Shares listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX).  On April 19, 2002, CN filed Articles of Amendment in order to provide that shareholder meetings may be held at certain specified places in the U.S. Such constating documents are hereinafter collectively referred to as the Articles.

CN’s Articles provide that the head office of the Company shall be situated in the Montreal Urban Community, province of Quebec, Canada.  The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is 1-888-888-5909.

2.2                              SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2016, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

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

ITEM 3                             GENERAL DEVELOPMENT OF THE BUSINESS

3.1                              GENERAL DEVELOPMENT OF THE BUSINESS DURING THE LAST THREE YEARS

CN’s goal is to deliver valuable transportation services for its customers and to grow the business at low incremental cost. A clear strategic agenda, driven by a commitment to innovation, productivity, supply-chain collaboration, running trains safely, and minimizing environmental impact, drive the Company’s efforts to create value for

2016 Annual Information Form

customers. CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital. CN is also focused on returning value to shareholders through dividend payments and share repurchase programs.

The initiatives undertaken by CN in the last three years to achieve its growth and profitability goals and to enhance shareholder value can be grouped into a few key areas.  These include acquisitions and dispositions, targeted capital investment spending and other initiatives to strengthen the Company’s position in the marketplace, as well as financial management initiatives, as described below.

2016 Highlights

Leadership Changes

On June 7, 2016, CN announced a number of leadership changes including Claude Mongeau’s decision, due to a health condition, to step down from his role as President and Chief Executive Officer (CEO) and member of the Board of Directors at the end of June 2016, as well as the appointment of Executive Vice-President and Chief Financial Officer (CFO) Luc Jobin to President and CEO on July 1, 2016 and a member of the Board of Directors on June 30, 2016. Additionally, on June 27, 2016, the Company announced that Ghislain Houle would become Executive Vice-President and CFO, and that Mike Cory would assume the role of Executive Vice-President and Chief Operating Officer, following the retirement of Jim Vena, effective July 1, 2016.

Strategic Initiatives and Capital Spending

CN’s business strategy is anchored on the continuous pursuit of Operational and Service Excellence, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN’s success and long-term economic viability depends on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN’s success also depends on a stream of capital investments that supports its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock, to information and operating technologies, and other equipment and assets that improve the safety, efficiency and reliability of CN’s service offering. Investments in track infrastructure enhance the productivity and integrity of the plant, and increase the capacity and the fluidity of the network. The acquisition of new locomotives and railcars generates several key benefits. New locomotives increase fuel productivity and efficiency, and improve the reliability of service. Locomotives equipped with distributed power allow for greater productivity of trains, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN’s network. CN’s strategic investments in information technology provide access to timely and accurate information which supports CN’s ongoing efforts to drive innovation and efficiency in service, cost control, asset utilization, safety and employee engagement.

CN is committed to the safety of its employees, the communities in which it operates and the environment. Safety consciousness permeates every aspect of CN’s operations. The Company’s long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and a focus on employee training and safety awareness. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives.

CN spent $2.75 billion in its capital program, with $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure; $0.55 billion for equipment capital expenditures, including 90 new high-horsepower locomotives, $0.3 billion on initiatives to support growth and drive productivity, and $0.3 billion for the U.S. federal government legislative Positive Train Control (PTC) implementation.

2016 Annual Information Form

Acquisitions and Dispositions

On December 1, 2016, the Company completed the sale of approximately one mile of elevated track leading into Montreal’s Central Station, together with the rail fixtures, to CDPQ Infra Inc., a wholly owned subsidiary of the Caisse de dépôt et placement du Québec, for cash proceeds of $85 million before transaction costs. The transaction resulted in a gain on disposal of $76 million ($66 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Financial Management Initiatives

On January 5, 2016, CN filed a new shelf prospectus with the Canadian securities regulators and a registration statement with the U.S. Securities and Exchange Commission (SEC) pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. markets.  The shelf prospectus and registration statement expire on February 4, 2018 and replace CN’s previous shelf prospectus and registration statement.  Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions at the time of pricing.

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company’s revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $1.3 billion, or the U.S. dollar equivalent, on a combined basis, which was increased from $800 million, effective May 5, 2016.  As at December 31, 2016, the Company had total commercial paper borrowings of $605 million (U.S. $451 million). The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative at a low cost, and can be used for general corporate purposes. The weighted-average interest rate on these borrowings was 0.65%.

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On October 25, 2016, the Company extended the term of its agreement by one year to February 1, 2019.  As at December 31, 2016, the Company had no proceeds received under the accounts receivable securitization program. The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use.

The Company has an unsecured revolving credit facility with a consortium of lenders. On March 11, 2016, the credit facility agreement was amended, which increased the credit facility from $800 million to $1.3 billion, effective May 5, 2016, consisting of a tranche for $420 million maturing on May 5, 2019 and a tranche for $880 million maturing on May 5, 2021. The increased capacity provides the Company with additional financial flexibility. The credit facility agreement allows for an increase in the credit facility amount, up to a maximum of $1.8 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins, based on CN’s debt credit ratings.  The credit facility is available for working capital and general corporate purposes, including backstopping the Company’s commercial paper programs. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2016, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2016.

The Company has a series of committed bilateral letter of credit facility agreements. During 2016, the Company extended the expiry date of the majority of these agreements by one year to April 28, 2019, and entered into various uncommitted bilateral letter of credit facility agreements. These agreements are held with various banks to support the Company’s requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2016, the

2016 Annual Information Form

Company had outstanding letters of credit of $451 million under the committed facilities from a total available amount of $508 million and $68 million under the uncommitted facilities. As at December 31, 2016, included in Restricted cash and cash equivalents was $426 million and $68 million which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

On August 2, 2016, under its shelf prospectus and registration statement, the Company issued US$650 million ($848 million) 3.20% Notes due 2046 in the U.S. capital markets, which resulted in net proceeds of $832 million and on February 23, 2016, under its shelf prospectus and registration statement, the Company issued US$500 million ($686 million) 2.75% Notes due 2026 in the U.S. capital markets, which resulted in net proceeds of $677 million. The proceeds from both debt issuances were used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.

On October 25, 2016, the Board of Directors approved a new share repurchase program which allows for the repurchase of up to 33.0 million Common Shares, between October 30, 2016 and October 29, 2017, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. On November 2, 2016 and on December 13, 2016, the Company announced that it entered into agreements with third parties to repurchase Common Shares through daily purchases subject to a maximum of 2,723,662 Common Shares and 4,840,000 Common Shares, respectively.  Purchases pursuant to the agreements took place from November 7, 2016 to December 30, 2016 and will be completed by March 15, 2017. Pursuant to the terms of the agreements, and subject to the terms of issuer bid exemption orders issued by the Ontario Securities Commission (“OSC”), the third parties purchased CN’s Common Shares on the open market for their own account in accordance with the rules applicable to the normal course issuer bid, for the purpose of ultimately fulfilling their delivery obligations to CN under the agreements. The price that CN paid for Common Shares purchased by it from the third parties under the agreements was negotiated by CN and the third parties and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase.  The purchases formed part of CN’s repurchase of up to 33.0 million Common Shares under its October 25, 2016 share repurchase program.

On February 5, February 19, March 16 and July 29, 2016, the Company announced that it entered into agreements with third parties to repurchase Common Shares through daily purchases subject to an aggregate maximum of 21.895 million Common Shares.  The purchases took place from February 12, 2016 to October 29, 2016. Pursuant to the terms of the agreements, and subject to the terms of issuer bid exemption orders issued by the OSC, the third parties purchased CN’s Common Shares on the open market for their own account in accordance with the rules applicable to the normal course issuer bid, for the purpose of ultimately fulfilling their delivery obligations to CN under the agreements. The price that CN paid for Common Shares purchased by it from the third parties under the agreements was negotiated by CN and the third parties and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase.  All the purchases formed part of CN’s then current share repurchase program.

Significant Collective Agreements

Canadian workforce

On March 23, 2016, the Company served notice to commence bargaining for the renewal of the collective agreements with the Teamsters Canada Rail Conference (TCRC) governing approximately 2,500 train conductors and yard coordinators, which expired on July 22, 2016. On June 29, 2016, the Company filed a notice of dispute seeking conciliation assistance. On July 14, 2016, the Minister of Labour appointed two conciliation officers to assist the parties with their negotiations. On September 16, 2016, the Company and the TCRC agreed to extend the conciliation period on a voluntary basis.

On October 12, 2016, the Company served notice to commence bargaining for the renewal of the collective agreement with the International Brotherhood of Electrical Workers (IBEW) governing approximately 700 signals and

2016 Annual Information Form

communications workers, which expired on December 31, 2016. On December 15, 2016, CN filed a notice of dispute seeking conciliation assistance with the Minister of Labour. On December 29, 2016, the Minister of Labour appointed two conciliation officers to assist the parties in their efforts to renew the collective agreement.

Under the Canada Labour Code, the law governing labor relations for the Canadian railroad industry, collective agreements remain in force until such time as the parties have either reached a renewed agreement or the dispute resolution mechanisms in the Code have been exhausted.

U.S. workforce

As of February 1, 2017, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. All collective agreements covering non-operating craft employees and six collective agreements covering roughly half of the operating craft population of 3,000 employees are currently under renegotiation.

During 2016, the Company renewed four collective agreements with the United Transportation Union (a division of the International Association of Sheet Metal, Air, Rail, and Transportation Workers - SMART) governing 65 yardmasters at GTW, two WC bargaining units and a small subset working on the ICC.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE have agreed to participate in, for collective agreements covering non-operating employees. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continue to be bargained on a local (corporate) basis.

Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

2015 Highlights

Strategic Initiatives and Capital Spending

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

In 2015, CN’s equipment capital expenditures reached $555 million, allowing the Company to be ready for growth opportunities and to improve the quality of the fleet, including the acquisition of 90 new high-horsepower locomotives. Orders have been placed for 90 additional new locomotives which were delivered in 2016. CN also spent $615 million on initiatives to support growth and drive productivity, such as transloads and distribution centers; and information technology to improve service and operating efficiency.

The Company strengthened its commitment to Operational and Service Excellence through a wide range of innovations anchored on its continuous improvement philosophy. CN built on its industry leadership in terms of fast and reliable hub-to-hub service by continuing to improve across the range of customer touch points. The Company’s

2016 Annual Information Form

major push in first-mile/last-mile service is all about improving the quality of customer interactions – developing a sharper outside-in perspective; better monitoring of traffic forecasts; higher and more responsive car order fulfillment; and proactive customer communication at the local level, supported by iAdvise, an information tool that is improving the reliability and consistency of shipment information.

Financial Management Initiatives

The Company established a commercial paper program in the U.S. during the second quarter of 2015 in addition to its existing commercial paper program in Canada. Both programs are backstopped by the Company’s revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent, on a combined basis.  As at December 31, 2015, the Company had total commercial paper borrowings of $458 million (U.S. $331 million).  The weighted-average interest rate on these borrowings was 0.41%.

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

On September 11, 2015, CN announced that the TSX had accepted CN’s amended 2014-2015 notice of intention of October 2014 to make a normal course issuer bid. The notice was amended to permit the repurchase by CN of its Common Shares under a specific share repurchase program during the term of the Normal Course Issuer Bid. The purchases formed part of CN’s 2014-2015 Normal Course Issuer Bid for up to 28.0 million Common Shares announced on October 21, 2014. CN entered into an agreement with a third party to repurchase its Common Shares through daily purchases that took place from September 16 to October 23, 2015. Pursuant to the terms of the agreement, and subject to the terms of an issuer bid exemption order issued by the OSC, the third party purchased CN’s Common Shares on the open market for its own account in accordance with the rules applicable to the normal course issuer bid, for the purpose of ultimately fulfilling its delivery obligations to CN under the agreement. The price that CN paid for Common Shares purchased by it from the third party under the agreement was negotiated by CN

2016 Annual Information Form

and the third party and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase.

On September 22, 2015, under its then current shelf prospectus and registration statement, the Company issued $350 million 2.80% Notes due 2025, $400 million 3.95% Notes due 2045 and $100 million 4.00% Notes due 2065, in the Canadian capital markets, which resulted in total net proceeds of $841 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

On October 27, 2015, the Board of Directors approved a new share repurchase program which allowed for the repurchase of up to 33.0 million Common Shares, between October 30, 2015 and October 29, 2016, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX and on the same day, the Company announced that it would enter into an agreement with a third party to repurchase Common Shares through daily purchases subject to a maximum of 4.0 million Common Shares.  The agreement was amended on November 30, 2015 to increase the number of Common Shares to be purchased to 5.175 million Common Shares. The purchases took place from October 30, 2015 to December 24, 2015. Pursuant to the terms of the agreement, and subject to the terms of an issuer bid exemption order issued by the OSC, the third party purchased CN’s Common Shares on the open market for its own account in accordance with the rules applicable to the Normal Course Issuer Bid, for the purpose of ultimately fulfilling its delivery obligations to CN under the agreement. The price that CN paid for Common Shares purchased by it from the third party under the agreement was negotiated by CN and the third party and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase.  The purchases formed part of CN’s repurchase of up to 33.0 million Common Shares under its share repurchase program.

On December 18, 2015, the Company announced that it had entered into an agreement with a third party to repurchase Common Shares through daily purchases subject to a maximum of 4.356 million Common Shares.  The purchases took place from December 29, 2015 to February 29, 2016. Pursuant to the terms of the agreement, and subject to the terms of an issuer bid exemption order issued by the OSC, the third party purchased CN’s Common Shares on the open market for its own account in accordance with the rules applicable to the normal course issuer bid, for the purpose of ultimately fulfilling its delivery obligations to CN under the agreement. The price that CN paid for Common Shares purchased by it from the third party under the agreement was negotiated by CN and the third party and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase.  The purchases formed part of CN’s repurchase of up to 33.0 million Common Shares under its share repurchase program.

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

2016 Annual Information Form

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

On September 4, 2014, the Company closed a transaction with Metrolinx to sell a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (collectively the Guelph), for cash proceeds of $76 million before transaction costs.  The Company did not meet all the conditions to record the sale under the full accrual method for real estate transactions as it continues to have substantial continuing involvement on the Guelph.  The Company will have relinquished substantially all of

2016 Annual Information Form

the risks and rewards of ownership on the Guelph in 2018, at which time the gain on the sale is expected to be recognized.

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

In 2014, CN’s equipment capital expenditures reached approximately $375 million, allowing the Company to tap growth opportunities and improve the quality of the fleet. In order to handle the expected traffic increase and improve operational efficiency, 60 new high-horsepower locomotives were added to the fleet in 2014. Furthermore, orders were placed for 180 additional new locomotives: 90 delivered in 2015 and 90 delivered in 2016. CN also spent approximately $575 million on initiatives to support growth and drive productivity, such as transloads and distribution centers; and information technology to improve service and operating efficiency.

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

2016 Annual Information Form

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

On October 27, 2014, the Company announced its intention to repurchase up to 5.175 million of its Common Shares from an arm’s-length third-party seller by means of private agreements formalized at the time of each such purchase.  Such repurchases were made pursuant and subject to the terms of an issuer bid exemption order issued by the OSC.  The purchases formed part of CN’s repurchase of up to 28.0 million Common Shares under the share repurchase program announced on October 21, 2014.  The price that CN paid for any Common Shares purchased under such private agreements was negotiated by CN and the third-party seller and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase.

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

Significant Collective Agreements

On June 19, 2014, settlement through binding arbitration decision was reached on the collective agreement between CN and the Teamsters Canada Rail Conference, covering approximately 3,000 mainline conductors and yard crews.  The new collective agreement is set to expire on July 22, 2016.

In the fourth quarter of 2014, the bargaining process commenced for the renewal of CN’s collective agreements expiring on December 31, 2014, with:

•                  Unifor governing clerical, intermodal, shopcraft employees and owner operator truck drivers;

•                  the Teamsters Canada Rail Conference governing rail traffic controllers;

2016 Annual Information Form

•                  the Teamsters Canada Rail Conference governing locomotive engineers; and

•                  the United Steelworkers of America governing maintenance of way employees.

See Item 3.1 of this AIF General Development of the Business during the last three years – 2015 Highlights for an update on these labor negotiations.

As of February 2, 2015, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company, companies owned by Illinois Central Corporation, companies owned by Wisconsin Central Ltd., Bessemer & Lake Erie Railroad Company and The Pittsburgh and Conneaut Dock Company.  Agreements in place have various moratorium provisions up to 2018, which maintain the terms of the collective agreement and clearly define when a party to the agreement can serve notice of an intention to negotiate contractual changes.

3.2                              STRATEGY OVERVIEW

For a discussion of the Company’s business strategy and anticipated developments for 2017, please see the section entitled “Strategy overview” on pages 3 to 6 of the MD&A, which are incorporated by reference herein.  The MD&A may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Company’s website at cn.ca in the Investors section.

ITEM 4                             DESCRIPTION OF THE BUSINESS

4.1                              OVERVIEW

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico and serving the cities and ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans, and Mobile (Alabama), and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth (Minnesota)/Superior (Wisconsin), and Jackson (Mississippi), with connections to all points in North America. CN’s extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.  CN handles over $250 billion worth of goods annually and carries almost 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2016, no individual commodity group accounted for more than 24% of total revenues. From a geographic standpoint, 17% of revenues relate to U.S. domestic traffic, 34% transborder traffic, 18% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

2016 Annual Information Form

4.2                              COMMODITY GROUPS

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 10 to 14 of the MD&A, which are incorporated by reference herein.

4.3                              COMPETITIVE CONDITIONS

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the Business risks discussion located on page 41 of the MD&A, which is incorporated by reference herein.

4.4                              LABOR

As at December 31, 2016, CN employed a total of 22,249 employees, of which 16,621 were unionized employees.

For a discussion of CN’s labour negotiations, please see the section entitled “Labor negotiations” in the Business risks discussion located on page 43 of the MD&A, which are incorporated by reference herein.

4.5                              SOCIAL POLICIES

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a comprehensive Human Rights Policy and a Harassment Free Environment Policy for its Canadian employees and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees.  These policies affirm CN’s commitment to ensuring that there is no discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other prohibited grounds of discrimination.  The policy extends to recruitment, selection and compensation practices, as well as to working conditions and the work environment.  All Company vice-presidents have been mandated with the responsibility of implementing these policies and ensuring that all work practices are in compliance.  Internal complaint procedures have been established whereby any person covered by the Harassment Free Environment Policy and the Employment Equity Policy (for Canadian employees) or the Equal Employment Opportunity Policy and Prohibited Harassment, Discrimination and Anti-Retaliation Policy (for U.S. employees) can contact his or her human resources director or human resources manager who will address his or her complaint.  The employee can also call either the Human Resources Center, which will forward the complaint to the appropriate human resources manager for further handling, or the CN Ombudsman directly, who can be contacted on a confidential basis. As part of CN’s commitment to providing a safe, healthy and violence-free workplace for all employees, CN has in place a Workplace Violence Prevention Policy which applies to all employees.  The objective of this policy is to reiterate the prohibition of workplace violence at CN and set out how threats, acts or risks of workplace violence are to be reported and addressed.

4.6                              REGULATION

The Company’s operations are subject to regulations both in Canada and in the U.S.  A summary of such regulations is provided below.  For a complete discussion of recent and pending legislative and other regulatory developments both in Canada and in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 43 to 48 of the MD&A, which are incorporated by reference herein.

Economic regulation – Canada

The Company’s rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (Agency) under the Canada Transportation Act (CTA). The CTA provides rate and service remedies, including final

2016 Annual Information Form

offer arbitration (FOA), competitive line rates and compulsory interswitching. It also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.

The CTA gives railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions aimed at protecting shippers.  These shipper protections include, inter alia, interswitching, final offer arbitration, competitive line rates and the right to seek a regulatory order as to the reasonableness of the terms and conditions imposed by carriers for incidental services.  Pursuant to the interswitching provisions, shippers within a 30 kilometers radius (approximately 19 miles) of an interchange between two federally regulated railroads have access to the other railway at a prescribed interswitching rate.  During 2014, Bill C-30 came into force pursuant to which the Agency issued an amendment to the interswitching regulations extending the distance to 160 kilometers from the previous 30 kilometers limits for all commodities in the provinces of Manitoba, Saskatchewan and Alberta; and issued regulations defining what constitutes “operational terms” for the purpose of rail level of service arbitrations. On June 15, 2016, the Government of Canada announced that the provisions introduced by Bill C-30 which were set to expire on August 1, 2016, had been extended until August 2017.  Final offer arbitration is used in cases of rate disputes between a shipper and a railroad and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. Competitive line rate provisions can be invoked to require an originating railroad to issue to a shipper with access to a single rail carrier, a rate covering the movement to the nearest junction with another railroad according to predetermined formulae.  In addition, certain rail shipments of export grain are subject to a government-established revenue cap, which effectively specifies a maximum revenue entitlement that railways can earn.

To supplement public rates issued under tariffs, the CTA permits confidential contracts to be negotiated between rail carriers and shippers to govern the terms, conditions and rates for service.  Furthermore, railroads are subject to service level obligations and, in case of breach, shippers may seek redress from the Agency.  Railroads are also required to enter into an agreement, at the request of a shipper, respecting the manner in which it intends to fulfill its service obligations. In the absence of an agreement, the shipper may submit the matter for determination by an arbitrator.

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

In addition, periodically, a comprehensive review is made by the federal government of the effectiveness of the CTA, the Canadian Railway Safety Act and other statutes related to transportation, which may prompt regulatory amendments as a result. On June 25, 2014, the Government of Canada launched a statutory review of the CTA. The review concluded on December 21, 2015 when a report was submitted to the Federal Minister of Transport by the Chair of the review panel. The report was tabled in Parliament on February 25, 2016 by the Federal Minister of Transport, and on November 3, 2016, he announced that amendments to the CTA would be introduced in 2017 respecting the provisions of Bill C-30, the maximum revenue entitlement, reciprocal monetary penalties, the definition of the statutory level of services obligations and the timelines of Agency decisions.  On November 3, 2016, the Minister of Transport also announced that the review of the Railway Safety Act which was initially scheduled for 2018 would be initiated in 2017 in order to further improve railway safety.

2016 Annual Information Form

Economic regulation – U.S.

The Company’s U.S. rail operations are subject to economic regulation by the Surface Transportation Board (STB). The STB serves as both an adjudicatory and regulatory body and has jurisdiction over, amongst other things, service levels, carrier practices, car compensation, and limited jurisdiction over carrier rates.  It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, extension, or abandonment of rail lines, railroad consolidations, and labor protection provisions in connection with the foregoing.  The STB’s jurisdiction in these areas of rail transportation, including intrastate rail transportation, is exclusive, pre-empting other remedies under U.S. federal and state laws. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. The STB has undertaken proceedings in the past few years in a number of significant matters that remain pending.  For further details on such proceedings, see the section entitled “Regulation – Economic regulation - U.S.” in the Business risks discussion located on page 44 of the MD&A, which is incorporated by reference herein.

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

Following a significant derailment involving a non-related short-line railroad within the Province of Quebec (Lac-Mégantic derailment) on July 6, 2013, several measures have been taken by Transport Canada to strengthen the safety of the railway and transportation of dangerous goods systems in Canada. Amendments to the Canada Railway Safety Act and Transportation of Dangerous Goods Act include requirements for classification and sampling of crude oil, the provision of yearly aggregate information on the nature and volume of dangerous goods the company transports by rail through designated municipalities, and new speed limit restrictions of 40 miles per hour for certain trains carrying dangerous commodities. Additional requirements for railway companies to conduct route assessments for rail corridors handling significant volumes of dangerous goods and an Emergency Response Assistance Plan in order to ship large volumes of flammable liquids were also put into place. Further to this, on April 28, 2016, Transport Canada issued a Protective Direction under which railways are required to provide municipalities and first responders with data on dangerous goods to improve emergency planning, risk assessment, and training.

In 2014, Transport Canada’s Grade Crossings Regulations came into force, which establish specific standards for new grade crossings and requirements that existing crossings be upgraded to basic safety standards within seven years, as well as safety related data that must be provided by railway companies on an annual basis. The Company has complied with the information requirements by providing road authorities with specific information respecting public grade crossings, as required by November 27, 2016.

2016 Annual Information Form

In 2015, Transport Canada issued rules prohibiting the use of certain DOT-111 tank cars for the transportation of dangerous goods, and announced a new standard for tank cars transporting flammable liquid dangerous goods. The new standard, called TC-117, establishes enhanced construction specifications along with a phase out schedule for DOT-111 and CPC-1232 tank cars. On July 25, 2016, Transport Canada issued a Protective Direction which accelerated the phasing out of DOT-111 tank cars in crude oil service by November 1, 2016.

On June 18, 2016, the liability and compensation regime for rail under the Safe and Accountable Rail Act came into force. Under the regime, railway companies are strictly liable for damages resulting from accidents involving crude oil and are required to maintain minimum liability insurance coverage in respect of losses incurred as a result of a railway accident involving crude oil. The Act creates a fund, capitalized through levies payable by crude oil shippers, to compensate for losses exceeding the railway company’s minimum insurance level. CN has provided the Agency with submissions respecting the adequacy of its insurance coverage and has started collecting the levy on crude shipments. As a result of this legislation, the Agency also now has jurisdiction to order railway companies to compensate municipalities for the costs incurred in responding to fires caused by railway operations.

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

The FRA also has jurisdiction over railroad safety and equipment standards, and most rail safety regulation is handled at the federal level.  In contrast, however, to the exclusive role of the STB over railroad economic regulation, state and local regulatory agencies have jurisdiction over certain local safety and operating matters and these agencies are becoming more aggressive in their exercise of jurisdiction.  State legislatures have also recently enacted new laws in this regard that are intended to regulate railroads more extensively.

In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, the FRA and the PHMSA issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees’ compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire. Effective August 5, 2013, the Association of American Railroads amended the industry’s Recommended Railroad Operating Practices for Transportation of Hazardous Materials by expanding the definition of a “key train” (for which heightened operating safeguards are required).

2016 Annual Information Form

Other regulations – Canada and U.S.

Positive train control (PTC)

On October 16, 2008, the U.S. Congress enacted the Rail Safety Improvement Act of 2008, which required all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. Pursuant to the Positive Train Control Enforcement and Implementation Act of 2015 and the FAST Act of 2015 (collectively, the PTCEIA), Congress extended the PTC installation deadline until December 31, 2018, with the option for a railroad carrier to finalize full implementation of PTC by no later than December 31, 2020, provided certain benchmarks are met by the end of 2018. Pursuant to the PTCEIA, the Company submitted its revised implementation plan on January 27, 2016 and a request for amendment on December 29, 2016. The Company filed its first annual progress report with the FRA on March 31, 2016, and its initial quarterly progress reports on July 31 and October 31, 2016. The Company is progressing its implementation of PTC pursuant to the law and is working with the FRA and other Class I railroads to satisfy the requirements for U.S. network interoperability.

Security

The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the TSA, which is part of the U.S. Department of Homeland Security (DHS) and PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada.

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

2016 Annual Information Form

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

In Canada, the matter of environmental permits for the Company is complex because of an overlap between federal and provincial jurisdictions.  When projects trigger an environmental assessment, CN proceeds in accordance with the Canadian Environmental Assessment Act, 2012.  Provincial and municipal environmental legislation may be applicable to railway activities if such legislation does not aim to regulate the management or operations of railways.  Therefore, the Company does not apply systematically for provincial, municipal or local environmental permits for its railway operations in Canada except (i) where obtaining and complying with such permits would not interfere with the operations or management of its railway activities, (ii) where the work undertaken has an impact outside of CN’s right-of-way, (iii) where the Company or the governmental authority think it is necessary to obtain such permits to continue minor aspects of the Company’s railway operations or maintenance, or (iv) where the absence of a permit may affect a third party (such as a customer or a supplier).  Because of the multiple jurisdictions involved and the extensive provincial legislative authority to regulate environmental matters, there can be no assurance that additional provincial, municipal or local environmental permits will not be required in the future.  The Company may incur additional expenses or changes in its operations if such additional permits were to be required in the future.

See Note 16 – Major commitments and contingencies, to CN’s 2016 Annual Consolidated Financial Statements (Financial Statements) for a further discussion of environmental matters, as well as the section entitled “Environmental matters”, on pages 40 to 41 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on page 42 of the MD&A, which are incorporated by reference herein.

Environmental Policy

CN is committed to conducting its operations and activities in a manner that protects the natural environment.  CN considers protecting the environment a fundamental corporate social responsibility governing its activities. Consequently, CN has implemented comprehensive environmental management programs.  The Company’s programs aim to minimize the impact of the Company’s activities on the environment.  The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company’s overall business plan and through the specific monitoring and measurement of such priorities against historical performance and, in some cases, specific targets.

2016 Annual Information Form

The Environment, Safety and Security Committee of the Board of Directors has the responsibility of overseeing the Company’s environmental programs.  The Environment, Safety and Security Committee is composed of CN’s directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website.  Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company.  The Company’s CDP report, its Sustainability Report entitled “Delivering Responsibly” and the Company’s Corporate Governance Manual, are available on CN’s website www.cn.ca in the Delivering Responsibly section.

4.8                              LEGAL MATTERS

Legal Proceedings

As of the date hereof, there are no legal proceedings to which CN is a party involving claims for damages, exclusive of interest and costs, in excess of 10% of its current assets.  The Company will regularly assess its position as events progress.

See Note 16 – Major commitments and contingencies to the Financial Statements, for further discussion of legal actions, if any, as well as pages 38 to 39 of the MD&A, for a general discussion of personal injury and other claims, which are incorporated by reference herein.

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

2016 Annual Information Form

4.9                              INTANGIBLE PROPERTIES

CN uses various works protected by intellectual property rights to which the Company owns or for which it has been granted rights to use.  These works include customers’ lists, copyrights, patents, trade-marks, logos and trade names.  This intellectual property is important to the Company’s operations and its success.

4.10                       RISK FACTORS

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 41 to 50 of the MD&A, and under the heading “Financial Instruments” for risks associated with the Company’s use of financial instruments located on pages 30 to 31 of the MD&A, which pages are incorporated by reference herein.  See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

ITEM 5                             DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation.  The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis.  Consistent with this practice, the quarterly rate of $0.2500 per share, starting with the first quarter of 2014, was increased to $0.3125 per share, starting with the first quarter of 2015; the quarterly dividend was next increased to $0.3750 per share, starting with the first quarter of 2016 and to $0.4125 per share, starting with the first quarter of 2017. There can be no assurance as to the amount or timing of such dividends in the future.

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

Dividends: The holders of Common Shares are, at the discretion of the directors, entitled to receive, out of any amounts applicable to the payment of dividends, and after the payment of any dividends payable on any Preferred Shares, any dividends declared and payable by CN on the Common Shares.

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

2016 Annual Information Form

Preferred Shares

The Class A Preferred Shares and the Class B Preferred Shares are issuable in series and, subject to CN’s Articles, the Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.  The holders of Class A Preferred Shares or Class B Preferred Shares shall not be entitled to vote at meetings of shareholders otherwise than as provided by law and holders of Class A Preferred Shares or Class B Preferred Shares shall not be entitled to vote separately as a class except as provided by law.

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

2016 Annual Information Form

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

ITEM 7                             TRANSFER AGENT AND REGISTRAR

In Canada, the transfer agent and registrar for each class of CN’s publicly issued securities is Computershare Trust Company of Canada and, in the U.S., the co-transfer agent and co-registrar is Computershare Trust Company, N.A., both of which maintain registers of transfers for CN’s securities at the locations specified below:

2016 Annual Information Form

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

Att: Stock Transfer Department

Overnight Mail Delivery: 250 Royall Street, Canton, Massachusetts 02021

Regular Mail Delivery: P.O. Box 43078, Providence, Rhode Island 02940-3070

Telephone: (303) 262-0600 or 1-800-962-4284

ITEM 8                             MARKET FOR SECURITIES

8.1                              TRADING PRICE AND VOLUME

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively.  The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2016:

Month	High	Low	Volume
January	76.53	66.62	34,104,342
February	79.95	72.07	26,199,370
March	82.04	77.33	27,695,224
April	83.81	76.68	26,422,375
May	78.65	75.09	23,029,392
June	78.02	72.78	29,384,534
July	85.43	75.82	21,756,119
August	85.61	80.11	20,669,433
September	86.15	80.63	31,599,958
October	89.40	83.88	22,480,640
November	90.71	82.85	22,892,341
December	92.85	87.82	26,282,421

8.2                              PRIOR SALES

On August 2, 2016, under its shelf prospectus and registration statement, the Company issued US$650 million ($848 million) 3.20% Notes due 2046 in the U.S. capital markets and on February 23, 2016, under its shelf prospectus and registration statement, the Company issued US$500 million ($686 million) 2.75% Notes due 2026 in the U.S. capital markets, which are together detailed in the following table:

Security	Notes due 2026	Notes due 2046
Size of Offering:	U.S. $500,000,000	U.S. $650,000,000
Maturity Date:	March 1, 2026	August 2, 2046
Coupon Rates:	2.75%	3.20%
Net Proceeds of Issue:	U.S. $494,835,000	U.S. $637,253,000

2016 Annual Information Form

Security	Notes due 2026	Notes due 2046
Public Offering Price:	98.967%	98.914%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months.  As at December 31, 2016, the Company had total commercial paper borrowings of $605 million (U.S. $451 million).  The weighted-average interest rate on these borrowings was 0.65%.

ITEM 9                             DIRECTORS AND EXECUTIVE OFFICERS

9.1                              DIRECTORS

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election.  The following table lists the directors of the Company as of the date hereof:

Name Province or State of Residence and Date of First Election/Appointment to Board	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Donald J. Carty, O.C., LL. D. Texas, U.S.A. January 1, 2011	Corporate Director
Ambassador Gordon D. Giffin Georgia, U.S.A. May 1, 2001	Partner, Dentons U.S. LLP (law firm)
Edith E. Holiday Florida, U.S.A. June 1, 2001	Corporate Director and Trustee
Luc Jobin Quebec, Canada June 30, 2016	President and Chief Executive Officer, CN	Executive Vice-President and Chief Financial Officer, CN
V. Maureen Kempston Darkes, O.C., D. Comm., LL.D. Ontario, Canada Florida, U.S.A. March 29, 1995	Corporate Director
The Hon. Denis Losier, P.C., LL.D., C.M. New Brunswick, Canada October 25, 1994	Corporate Director	President and Chief Executive Officer, Assumption Life (life insurance company)

2016 Annual Information Form

Name Province or State of Residence and Date of First Election/Appointment to Board	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
The Hon. Kevin G. Lynch, P.C., O.C., PH.D., LL.D. Ontario, Canada April 23, 2014	Vice-Chair, BMO Financial Group (bank)
James E. O’Connor Florida, U.S.A. April 27, 2011	Corporate Director
Robert Pace, D. COMM. Nova Scotia, Canada October 25, 1994	Chair of the Board of Directors, CN President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services)
Robert L. Phillips British Columbia, Canada April 23, 2014	President, R.L. Phillips Investments Inc.
Laura Stein California, U.S.A. April 23, 2014	Executive Vice-President – General Counsel & Corporate Affairs, The Clorox Company (marketer and manufacturer of consumer products)	Senior Vice-President, General Counsel, The Clorox Company

Committee Membership

The membership of each Board committee is composed of the following directors:

Audit Committee

Donald J. Carty (chair), Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes, James E. O’Connor, Robert L. Phillips, Laura Stein.

Finance Committee

The Hon. Kevin G. Lynch (chair), Edith E. Holiday, V. Maureen Kempston Darkes, James E. O’Connor, Laura Stein.

Corporate Governance and Nominating Committee

The Hon. Denis Losier (chair), Donald J. Carty, V. Maureen Kempston Darkes, the Hon. Kevin G. Lynch, Robert Pace, Robert L. Phillips.

2016 Annual Information Form

Donations and Sponsorships Committee

Luc Jobin (chair), Ambassador Gordon D. Giffin, the Hon. Denis Losier, Robert Pace.

Environment, Safety and Security Committee

V. Maureen Kempston Darkes (chair), Donald J. Carty, James E. O’Connor, Robert Pace, Robert L. Phillips, Laura Stein.

Human Resources and Compensation Committee

Ambassador Gordon D. Giffin (chair), Donald J. Carty, Edith E. Holiday, the Hon. Denis Losier, the Hon. Kevin G. Lynch, James E. O’Connor, Robert L. Phillips, Laura Stein.

Investment Committee of CN’s Pension Trust Funds

Edith E. Holiday (chair) Ambassador Gordon D. Giffin, the Hon. Denis Losier, the Hon. Kevin G. Lynch.

Strategic Planning Committee

James E. O’Connor (chair), Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, Luc Jobin, V. Maureen Kempston Darkes, the Hon. Denis Losier, the Hon. Kevin G. Lynch, Robert Pace, Robert L. Phillips, Laura Stein.

9.2                              AUDIT COMMITTEE DISCLOSURE

The Audit Committee Charter is reproduced in its entirety at Schedule A of this AIF.

Composition of the Audit Committee

The Audit Committee is composed of seven independent directors, namely, Donald J. Carty, chair of the Audit Committee, Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes, James E. O’Connor, Robert L. Phillips and Laura Stein.

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience.  Each member of the committee has been determined by the Board of Directors to be financially literate, as such term is defined under Canadian and U.S. securities laws and regulations and the NYSE Corporate Governance Standards.  The Board of Directors has made such determination based on the education and experience of each committee member.  The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Carty, Chair of the Audit Committee since April 23, 2014, is the retired Vice-Chairman and Chief Financial Officer of Dell, Inc., a position he assumed from January 2007 until June 2008.  Before joining Dell, Mr. Carty retired in June 2003 as Chairman and CEO of AMR Corporation and American Airlines.  He had previously served as President, Executive Vice-President – Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines.  He was President and CEO of CP Air from 1985 to 1987.  Mr. Carty is chairman of the board of directors of Porter Airlines Inc. and is serving as a director and member of the audit committee of VMWare, Inc. and Hawaiian Holdings, Inc. Mr. Carty holds a Master of Business Administration from the Harvard Business School.

2016 Annual Information Form

Ambassador Giffin is a Partner of the law firm of Dentons U.S. LLP, where he maintains offices in Washington, D.C. and Atlanta.  His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty-five years.  Mr. Giffin was United States Ambassador to Canada from 1997 to 2001.  Mr. Giffin is a member of the board of trustees of the Jimmy Carter Presidential Center and is a member of the Council on Foreign Relations and the Tri-Lateral Commission.  Mr. Giffin serves on the Board of Counsellors of McLarty Global. Mr. Giffin is also Chair of the board of TransAlta Corporation and a director of the Canadian Imperial Bank of Commerce.  He is Lead Director and member of the audit committee of Canadian Natural Resources Limited and a director of ECN Capital Corp.  Mr. Giffin holds a B.A. from Duke University and a J.D. from Emory University School of Law in Atlanta, Georgia.

Ms. Holiday is a Corporate Director and Trustee and a former General Counsel, U.S. Treasury Department and former Secretary of the Cabinet, The White House. Ms. Holiday serves on the board of directors of Hess Corporation and serves as director and member of the audit committee of White Mountains Insurance Group, Ltd. She is also a director or trustee and member of the audit committee of various investment companies of the Franklin Templeton Group of Funds and a director of Santander Consumer USA Holdings Inc.  Ms. Holiday holds a B.S. and a J.D. from the University of Florida, and she was admitted to the bars of the states of Florida, Georgia and the District of Columbia.

Ms. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. In 2009 she ended a 35-year career at GM during which she attained the highest operating position ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation. Ms. Kempston Darkes is Lead Director and chair of the audit committee of Irving Oil Co. Ltd (private company) and serves on the board of directors of Brookfield Asset Management Inc., Enbridge Inc. and Balfour Beatty Plc. Ms. Kempston Darkes also serves as director and is chair of the audit committee of Schlumberger Limited. Ms. Kempston Darkes holds a B.A. in history and political science from Victoria University and the University of Toronto and an LL.B. from the University of Toronto Faculty of Law.

Mr. O’Connor is the retired chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the U.S. From 1998 to 2011, Mr. O’Connor was Chair and Chief Executive Officer of Republic Services, Inc.  Prior to 1998, he had held various management positions at Waste Management, Inc. He was named to the list of America’s Best CEOs each year between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team.  He is Lead Director of Casella Waste Systems, Inc. and director of Clean Energy Fuels Corp. and holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University.

Mr. Phillips is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001-2004.  Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited.  He also enjoyed a prestigious career as a corporate lawyer. Mr. Phillips is currently the chairman of the board of directors and member of the Audit Committee of the Canadian Western Bank, Precision Drilling Corporation and MacDonald Dettwiler & Associates Ltd.  He is also Lead Director of West Fraser Timber Co. Ltd. Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta.

Ms. Stein is the Executive Vice-President – General Counsel & Corporate Affairs of The Clorox Company, where she serves on the executive committee.  From 2000-2005, Ms. Stein was Senior Vice-President, General Counsel of the H.J. Heinz Company.  She was also previously a corporate lawyer with Morrison & Foerster in San Francisco and Hong Kong. Ms. Stein is a director and member of the audit committee of Franklin Resources, Inc. Ms. Stein received her J.D. from Harvard Law School, and is a graduate of Dartmouth College where she earned an undergraduate and master’s degrees.

2016 Annual Information Form

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2016 and 2015, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees (1)	2016	2015
Audit	$2,723,000	$2,708,000
Audit-related	$1,070,000	$1,039,000
Tax	$1,349,000	$913,000
All Other	$12,000	$17,000
Total Fees	$5,154,000	$4,677,000

(1)    Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor.  The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2016 and 2015.

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

Tax fees

Consists of fees incurred for consultations on cross-border tax implications for employees, for assistance related to the Canadian Scientific Research and Experimental Development (SR&ED) tax credit and for tax compliance.

All Other fees

Consists of fees related to data analytics assistance.

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

2016 Annual Information Form

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

9.3                              EXECUTIVE OFFICERS

The following table lists the senior executive officers of the Company as of the date hereof:

Name and Province or State of Residence	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Luc Jobin Quebec, Canada	President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer, CN
Matthew Barker Alberta, Canada	Senior Vice-President, Network Operations and Planning	Vice-President, Network Operations and Planning; Vice-President, Network Transportation
Mike Cory Quebec, Canada	Executive Vice-President and Chief Operating Officer	Senior Vice-President, Western Region
Scott Daniels Ontario, Canada	Senior Vice-President, Strategy and Innovation	Senior Partner, Monitor Deloitte; Senior Partner, Monitor Group
Janet Drysdale Quebec, Canada	Vice-President, Corporate Development	Vice-President, Investor Relations; Director, Economics and Strategy
Michael Farkouh Quebec, Canada	Vice-President, Eastern Region	General Manager, British Columbia South; Assistant Vice-President, British Columbia South; Vice-President, Safety and Sustainability
Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer
Russell Hiscock Quebec, Canada	President and Chief Executive Officer, CN Investment Division
Ghislain Houle Quebec, Canada	Executive Vice-President and Chief Financial Officer	Vice-President and Corporate Comptroller; Vice-President, Financial Planning
Serge Leduc Quebec, Canada	Senior Vice-President, Chief Information and Technology Officer	Vice-President and Chief Information Officer; Senior Director, Information Technology

2016 Annual Information Form

Name and Province or State of Residence	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Kimberly A. Madigan Quebec, Canada	Vice-President, Human Resources
John Orr Illinois, U.S.A.	Senior Vice-President, Southern Region	Vice-President, Eastern Region; Vice-President, Chief Safety and Sustainability Officer; Assistant Vice-President, British Columbia South
Jean-Jacques Ruest Quebec, Canada	Executive Vice-President and Chief Marketing Officer
Doug Ryhorchuk Alberta, Canada	Vice-President, Western Region	General Manager

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at December 31, 2016, the directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 961.5 thousand Common Shares of the Company, representing approximately 0.13% of the outstanding Common Shares.

9.4                              CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, none of such directors or executive officers is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)                                  Ms. Kempston Darkes, a director of the Company, was an officer of General Motors Corporation (GM) when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing.  GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM’s most valuable assets.  Mrs. Kempston Darkes retired as a GM officer on December 1, 2009;

(ii)                               Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. until January 22, 2009. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the U.S. under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009. Mr. Giffin resigned as a director of AbitibiBowater Inc. on January 22, 2009; and

2016 Annual Information Form

(iii)                            Mr. Losier, a director of the Company, was a director of XL-ID Solutions Inc. (formerly Excellium Inc.) (XL-ID) from July 23, 2013 until August 29, 2013. On January 3, 2014, XL-ID announced that it had submitted a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).  On February 13, 2014, XL-ID announced that it had received a final order from the superior court of Quebec approving the proposal approved by its creditor.

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

ITEM 11                           INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2016 Annual Consolidated Financial Statements and Notes thereto prepared under U.S. generally accepted accounting principles.  We are advised that, as at the date hereof, KPMG LLP is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ITEM 12                           ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com.  Additional financial information is provided in CN’s Annual Consolidated Financial Statements and MD&A for its most recently completed financial year.  Additional information, including directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular prepared in respect of its annual meeting of shareholders to be held on April 25, 2017 (Circular).  The Circular will become available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on or about March 22, 2017.

2016 Annual Information Form

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

2016 Annual Information Form

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

2016 Annual Information Form

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

2016 Annual Information Form

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

CANADIAN NATIONAL RAILWAY COMPANY

/s/ Sean Finn
Name:	Sean Finn
Title:	Executive Vice-President Corporate Services and Chief Legal Officer
Date:	February 1, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis for the year ended December 31, 2016*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2016*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

*Incorporated by reference from the Registrant’s Form 6-K dated February 1, 2017.