Form 40-F
period 2017-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2018-01-31
CIK 16868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY

(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

6.375% debentures due November 15, 2037

3.50% notes due November 15, 2042

4.50% notes due November 7, 2043

3.20% notes due August 2, 2046

3.60% notes due August 1, 2047

7.70% 100-year debentures due September 15, 2096

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2017 744,640,446 common shares were issued and outstanding.

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

Yes  ☒   No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2017, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading “Auditors’ Fees” in Item 9.2 of the Registrant’s 2017 annual information form included in this Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off Balance Sheet Arrangements” set forth in the 2017 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the 2017 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit Committee are set forth under the heading “Composition of the Audit Committee” in Item 9.2 of the Registrant’s 2017 annual information form included in this Form 40-F .

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

3

CANADIAN NATIONAL

RAILWAY COMPANY

2017

ANNUAL INFORMATION FORM

January 31, 2018

i

2017 Annual Information Form

ITEM 1                             GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (AIF), the information contained herein is given as of December 31, 2017. All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (GAAP), unless otherwise indicated.

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

•          Reasonable interpretations of existing or future tax laws and regulations

Statements relating to pension contributions

•          Adequate cash generated from operations and other sources of financing

•          Adequate long-term return on investment on pension plan assets

•          Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and

2017 Annual Information Form

earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States (“U.S.”). Reference should be made to the discussion of business risks in CN’s 2017 Management’s Discussion and Analysis (MD&A) for detailed information on major risk factors, which may be found online on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov through EDGAR, and on CN’s website, at www.cn.ca in the Investors section.

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

ITEM 2                             INCORPORATION

2.1                              INCORPORATION OF THE ISSUER

CN was incorporated in 1919 by special act of the Parliament of Canada with the appointment of its first Board of Directors by Order in Council in 1922. CN’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995.  On November 9, 1995, CN filed Articles of Amendment in order to subdivide its outstanding common shares (“Common Shares”). As of November 28, 1995, CN ceased to be a Crown corporation and became a publicly held corporation with its Common Shares listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). On April 19, 2002, CN filed Articles of Amendment in order to provide that shareholder meetings may be held at certain specified places in the U.S. Such constating documents are hereinafter collectively referred to as the Articles.

CN’s Articles provide that the head office of the Company shall be situated in the Montreal Urban Community, Province of Quebec, Canada. The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is 1-888-888-5909.

2.2                              SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2017, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of Incorporation
North American Railways, Inc.	Delaware
Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Company	Michigan
Illinois Central Corporation	Delaware
Illinois Central Railroad Company	Illinois
Wisconsin Central Ltd.	Delaware

The financial statements of each of the above principal subsidiaries are consolidated within CN’s financial statements.

2017 Annual Information Form

ITEM 3                             GENERAL DEVELOPMENT OF THE BUSINESS

3.1                              GENERAL DEVELOPMENT OF THE BUSINESS DURING THE LAST THREE YEARS

CN’s goal is to deliver valuable transportation services for its customers and to grow the business at low incremental cost. A clear strategic agenda, driven by a commitment to innovation, productivity, supply-chain collaboration, running trains safely, and minimizing environmental impact, drives the Company’s efforts to create value for customers. CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital. CN is also focused on returning value to shareholders through dividend payments and share repurchases.

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

2017 Highlights

Strategic Initiatives and Capital Spending

CN’s business strategy is anchored on the continuous pursuit of Operational and Service Excellence, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN’s success and long-term economic viability depend on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN’s success also depends on a stream of capital investments that supports its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock, to information and operating technologies, and other equipment and assets that improve the safety, efficiency and reliability of CN’s service offering. Investments in track infrastructure enhance the productivity and integrity of the plant, and increase the capacity and the fluidity of the network. The acquisition of new locomotives and railcars generates several key benefits. New locomotives increase capacity, fuel productivity and efficiency, and improve the reliability of service. Locomotives equipped with distributed power allow for greater productivity of trains, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN’s network. CN’s strategic investments in information technology provide access to timely and accurate information which supports CN’s ongoing efforts to drive innovation and efficiency in service, cost control, asset utilization, and safety and employee engagement.

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

In 2017, CN spent $2.7 billion in its capital program, with $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure. Spending also included $0.4 billion on strategic initiatives to increase capacity and support growth opportunities, including line capacity upgrades and information technology initiatives, $0.4 billion on implementation of Positive Train Control (“PTC”), the safety technology mandated by the U.S. Congress, and $0.3 billion for equipment capital expenditures, including the acquisition of 34 new high-horsepower locomotives.

2017 Annual Information Form

Financial Management Initiatives

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company’s revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $1.3 billion, or the U.S. dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative at a low cost, and can be used for general corporate purposes. As at December 31, 2017, the Company had total commercial paper borrowings of $955 million (U.S. $760 million). The weighted-average interest rate on these borrowings was 1.36%.

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million expiring on February 1, 2019. As at December 31, 2017, the Company had accounts receivable securitization borrowings of $421 million, consisting of $320 million at a weighted-average interest rate of 1.43% and U.S. $80 million ($101 million) at a weighted-average interest rate of 2.10%. These borrowings are secured by and limited to $476 million of accounts receivable. The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use.

The Company has an unsecured revolving credit facility with a consortium of lenders. On March 15, 2017, the credit facility agreement was amended to extend the maturity date of the credit facility by one year. The credit facility of $1.3 billion consists of a tranche for $420 million maturing on May 5, 2020 and a tranche for $880 million maturing on May 5, 2022. The credit facility agreement allows for an increase in the credit facility amount, up to a maximum of $1.8 billion, as well as the option to extend the maturity date by an additional year at each anniversary date, subject to the consent of individual lenders. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (“LIBOR”), plus applicable margins, based on CN’s debt credit ratings. The credit facility is available for general corporate purposes, including backstopping the Company’s commercial paper programs. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2017, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2017.

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2017, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2020. These agreements are held with various banks to support the Company’s requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2017, the Company had outstanding letters of credit of $394 million under the committed facilities from a total available amount of $437 million and $136 million under the uncommitted facilities. As at December 31, 2017, included in Restricted cash and cash equivalents was $400 million and $80 million which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

On January 24, 2018, the Company filed a preliminary shelf prospectus with Canadian securities regulators, pursuant to which CN may issue up to an aggregate amount of $6.0 billion of debt securities over a 25-month period. The final shelf prospectus and the corresponding U.S. registration statement are expected to be filed in early February 2018, and will replace CN’s existing shelf prospectus and registration statement that expire on February 6, 2018. CN expects to use net proceeds from the sale of debt securities under the shelf prospectus and registration statement for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions, and other business opportunities.

2017 Annual Information Form

On August 1, 2017, under its existing shelf prospectus and registration statement, the Company issued $500 million 3.6% Notes due 2047 in the Canadian capital markets, which resulted in net proceeds of $493 million. The proceeds from the debt issuance were used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

On October 24, 2017, the Board of Directors approved a new normal course issuer bid which allows for the repurchase of up to 31.0 million Common Shares, between October 30, 2017 and October 29, 2018, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX.

On March 3, March 22 and April 26, 2017, the Company announced that it entered into agreements with third parties to repurchase Common Shares through daily purchases subject to an aggregate maximum of 5,629,700 Common Shares. The purchases took place from March 10, 2017 to June 14, 2017. Pursuant to the terms of the agreements, and subject to the terms of issuer bid exemption orders issued by the Ontario Securities Commission (the “OSC”) and the Autorité des marchés financiers (the “AMF”), the third parties purchased CN’s Common Shares on the open market for their own account in accordance with the rules applicable to the normal course issuer bid, for the purpose of ultimately fulfilling their delivery obligations to CN under the agreements. The price that CN paid for Common Shares purchased by it from the third parties under the agreements was negotiated by CN and the third parties and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase. All the purchases formed part of CN’s then current normal course issuer bid.

Significant Collective Agreements

Canadian workforce

On April 26, 2017, the tentative agreement reached on March 20, 2017 with the International Brotherhood of Electrical Workers (“IBEW”), governing approximately 700 signals and communications workers, was ratified by its members. The new collective agreement will expire on December 31, 2021.

On August 4, 2017, the tentative agreement reached on May 29, 2017 with the Teamsters Canada Rail Conference (“TCRC”), governing approximately 3,000 train conductors and yard coordinators, was ratified by its members. The new collective agreement will expire on July 22, 2019.

On September 1, 2017, the Company served notice to commence bargaining for the renewal of the collective agreements with the TCRC governing approximately 1,700 locomotive engineers, which expired on December 31, 2017. On January 12, 2018, the TCRC requested conciliation assistance from the Minister of Labour. On January 26, 2018, three conciliation officers were appointed by the Minister of Labour to assist the parties with their negotiations.

The collective agreement with the Canadian National Railway Police Association (“CNRPA”) governing approximately 70 police agents was renewed for a six-year term, expiring on December 31, 2023, and was ratified by its members on January 21, 2018.

Under the Canada Labour Code, the law governing labor relations for the Canadian railroad industry, collective agreements remain in force until such time as the parties have either reached a renewed agreement or the dispute resolution mechanisms in the Code have been exhausted.

U.S. workforce

As of January 31, 2018, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (“GTW”), companies owned by Illinois Central Corporation (“ICC”), companies owned by Wisconsin Central Ltd. (“WC”), Bessemer & Lake Erie Railroad Company (“BLE”) and The Pittsburgh and Conneaut Dock Company (“PCD”). Agreements in place have various moratorium

2017 Annual Information Form

provisions up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE have agreed to participate in, for collective agreements covering non-operating employees. The National Carriers Conference Committee, representing the rail carriers, has reached a ratified agreement with a union coalition representing six bargaining units. This agreement resolves contract terms for CN’s signal, dispatcher and fireman/oiler employees. A second tentative agreement with the coalition representing CN’s machinist, electrician, clerical and carmen employees is subject to employee ratification that is expected to conclude in February of 2018. Bargaining continues under the direction of the National Mediation Board with the coalition representing CN’s track laborer and sheet metal worker employee groups. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continue to be bargained on a local (corporate) basis. Fifteen of the sixteen collective agreements covering approximately 98% of the operating craft employees are currently under negotiation.

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

Strategic Initiatives and Capital Spending

In 2016, CN spent $2.75 billion in its capital program, with $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure; $0.55 billion for equipment capital expenditures, including 90 new high-horsepower locomotives; $0.3 billion on initiatives to support growth and drive productivity; and $0.3 billion for the U.S. federal government legislative PTC implementation.

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

Financial Management Initiatives

On January 5, 2016, CN filed a new shelf prospectus with the Canadian securities regulators and a registration statement with the SEC pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and

2017 Annual Information Form

U.S. markets. The shelf prospectus and registration statement will expire on February 6, 2018 and replaced CN’s previous shelf prospectus and registration statement. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions at the time of pricing.

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

The Company has an unsecured revolving credit facility with a consortium of lenders. On March 11, 2016, the credit facility agreement was amended, which increased the credit facility from $800 million to $1.3 billion, effective May 5, 2016, consisting of a tranche for $420 million maturing on May 5, 2019 and a tranche for $880 million maturing on May 5, 2021. The increased capacity provided the Company with additional financial flexibility. The credit facility agreement allows for an increase in the credit facility amount, up to a maximum of $1.8 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and LIBOR, plus applicable margins, based on CN’s debt credit ratings. The credit facility is available for working capital and general corporate purposes, including backstopping the Company’s commercial paper programs. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company was in compliance. As at December 31, 2016, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2016.

The Company has a series of committed bilateral letter of credit facility agreements. During 2016, the Company extended the expiry date of the majority of these agreements by one year to April 28, 2019, and entered into various uncommitted bilateral letter of credit facility agreements. These agreements are held with various banks to support the Company’s requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2016, the Company had outstanding letters of credit of $451 million under the committed facilities from a total available amount of $508 million and $68 million under the uncommitted facilities. As at December 31, 2016, included in Restricted cash and cash equivalents was $426 million and $68 million which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

On August 2, 2016, under its shelf prospectus and registration statement, the Company issued US$650 million ($848 million) 3.20% Notes due 2046 in the U.S. capital markets, which resulted in net proceeds of $832 million, and on February 23, 2016, under its shelf prospectus and registration statement, the Company issued US$500 million ($686 million) 2.75% Notes due 2026 in the U.S. capital markets, which resulted in net proceeds of $677 million. The proceeds from both debt issuances were used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.

On October 25, 2016, the Board of Directors approved a new normal course issuer bid which allowed for the repurchase of up to 33.0 million Common Shares, between October 30, 2016 and October 29, 2017, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. On November 2, 2016 and

2017 Annual Information Form

on December 13, 2016, the Company announced that it entered into agreements with third parties to repurchase Common Shares through daily purchases subject to a maximum of 2,723,662 Common Shares and 4,840,000 Common Shares, respectively. Purchases pursuant to the agreements took place from November 7, 2016 to December 30, 2016 and were completed on December 16, 2016 and March 9, 2017, respectively. Pursuant to the terms of the agreements, and subject to the terms of issuer bid exemption orders issued by the OSC and AMF, the third parties purchased CN’s Common Shares on the open market for their own account in accordance with the rules applicable to the normal course issuer bid, for the purpose of ultimately fulfilling their delivery obligations to CN under the agreements. The price that CN paid for Common Shares purchased by it from the third parties under the agreements was negotiated by CN and the third parties and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase. The purchases formed part of CN’s repurchase of up to 33.0 million Common Shares under its October 25, 2016 normal course issuer bid.

On February 5, February 19, March 16 and July 29, 2016, the Company announced that it entered into agreements with third parties to repurchase Common Shares through daily purchases subject to an aggregate maximum of 21.895 million Common Shares. The purchases took place from February 12, 2016 to October 28, 2016. Pursuant to the terms of the agreements, and subject to the terms of issuer bid exemption orders issued by the OSC and the AMF, the third parties purchased CN’s Common Shares on the open market for their own account in accordance with the rules applicable to the normal course issuer bid, for the purpose of ultimately fulfilling their delivery obligations to CN under the agreements. The price that CN paid for Common Shares purchased by it from the third parties under the agreements was negotiated by CN and the third parties and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase. All the purchases formed part of CN’s then current normal course issuer bid.

Significant Collective Agreements

Canadian workforce

On March 23, 2016, the Company served notice to commence bargaining for the renewal of the collective agreements with the Teamsters Canada Rail Conference (“TCRC”) governing approximately 2,500 train conductors and yard coordinators, which expired on July 22, 2016. On June 29, 2016, the Company filed a notice of dispute seeking conciliation assistance. On July 14, 2016, the Minister of Labour appointed two conciliation officers to assist the parties with their negotiations. On September 16, 2016, the Company and the TCRC agreed to extend the conciliation period on a voluntary basis.

On October 12, 2016, the Company served notice to commence bargaining for the renewal of the collective agreement with the IBEW governing approximately 700 signals and communications workers, which expired on December 31, 2016. On December 15, 2016, CN filed a notice of dispute seeking conciliation assistance with the Minister of Labour. On December 29, 2016, the Minister of Labour appointed two conciliation officers to assist the parties in their efforts to renew the collective agreement.

Under the Canada Labour Code, the law governing labor relations for the Canadian railroad industry, collective agreements remain in force until such time as the parties have either reached a renewed agreement or the dispute resolution mechanisms in the Code have been exhausted.

U.S. workforce

As of February 1, 2017, the Company had in place agreements with bargaining units representing the entire unionized workforce at GTW, companies owned by ICC, companies owned by WC, BLE and PCD. Agreements in place have various moratorium provisions up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. All collective agreements covering non-operating craft employees

2017 Annual Information Form

and six collective agreements covering roughly half of the operating craft population of 3,000 employees were under renegotiation at year-end.

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

2017 Annual Information Form

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

The Company had an $800 million revolving credit facility agreement with a consortium of lenders.  The agreement, which contains customary terms and conditions, allowed for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option, and on March 12, 2015, the expiry date of the agreement was extended by one year to May 5, 2020.  The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and LIBOR, plus applicable margins.  The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company was in compliance.  As at December 31, 2015, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2015.

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

On September 11, 2015, CN announced that the TSX had accepted CN’s amended 2014-2015 notice of intention of October 2014 to make a normal course issuer bid. The notice was amended to permit the repurchase by CN of its Common Shares under a specific normal course issuer bid. The purchases formed part of CN’s 2014-2015 normal course issuer bid for up to 28.0 million Common Shares announced on October 21, 2014. CN entered into an agreement with a third party to repurchase its Common Shares through daily purchases that took place from September 16 to October 23, 2015. Pursuant to the terms of the agreement, and subject to the terms of an issuer bid exemption order issued by the OSC, the third party purchased CN’s Common Shares on the open market for its own account in accordance with the rules applicable to the normal course issuer bid, for the purpose of ultimately fulfilling its delivery obligations to CN under the agreement. The price that CN paid for Common Shares purchased by it from the third party under the agreement was negotiated by CN and the third party and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase.

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

On October 27, 2015, the Board of Directors approved a new normal course issuer bid which allowed for the repurchase of up to 33.0 million Common Shares, between October 30, 2015 and October 29, 2016, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX and on the same day, the Company announced that it would enter into an agreement with a third party to repurchase Common Shares through daily purchases subject to a maximum of 4.0 million Common Shares. The agreement was amended on November 30, 2015 to increase the number of Common Shares to be purchased to 5.175 million Common Shares. The purchases took place from October 30, 2015 to December 24, 2015. Pursuant to the terms of the agreement, and

2017 Annual Information Form

subject to the terms of an issuer bid exemption order issued by the OSC, the third party purchased CN’s Common Shares on the open market for its own account in accordance with the rules applicable to the normal course issuer bid, for the purpose of ultimately fulfilling its delivery obligations to CN under the agreement. The price that CN paid for Common Shares purchased by it from the third party under the agreement was negotiated by CN and the third party and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase. The purchases formed part of CN’s repurchase of up to 33.0 million Common Shares under its normal course issuer bid.

On December 18, 2015, the Company announced that it had entered into an agreement with a third party to repurchase Common Shares through daily purchases subject to a maximum of 4.356 million Common Shares.  The purchases took place from December 29, 2015 to February 29, 2016. Pursuant to the terms of the agreement, and subject to the terms of an issuer bid exemption order issued by the OSC, the third party purchased CN’s Common Shares on the open market for its own account in accordance with the rules applicable to the normal course issuer bid, for the purpose of ultimately fulfilling its delivery obligations to CN under the agreement. The price that CN paid for Common Shares purchased by it from the third party under the agreement was negotiated by CN and the third party and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase. The purchases formed part of CN’s repurchase of up to 33.0 million Common Shares under its normal course issuer bid.

Significant Collective Agreements

Canadian workforce

On January 30, 2015, the agreement for the renewal of the collective agreement with the United Steelworkers of America (“USW”) governing maintenance of way employees was ratified. The new collective agreement expires on December 31, 2018.

On February 25, 2015, the agreement for the renewal of the collective agreement with the Teamsters Canada Rail Conference (“TCRC-RCTC”) governing rail traffic controllers was ratified. The new collective agreement expires on December 31, 2018.

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

On April 16, 2015, the agreement for the renewal of the collective agreement with the TCRC governing locomotive engineers was ratified. The new collective agreement expired on December 31, 2017.

Under the Canada Labour Code, the law governing labor relations for the Canadian railroad industry, collective agreements remain in force until such time as the parties have either reached a renewed agreement or the dispute resolution mechanisms in the Code have been exhausted.

U.S. workforce

As of February 1, 2016, the Company had in place agreements with bargaining units representing the entire unionized workforce at GTW, companies owned by ICC, companies owned by WC, BLE and PCD. Agreements in place have various moratorium provisions up to 2018, which preserve the status quo in respect of the given collective

2017 Annual Information Form

agreement during the terms of such moratoriums. All collective agreements covering non-operating craft employees and four collective agreements covering operating craft employees are currently under renegotiation.

During 2015, the Company renewed a collective agreement with the UTU governing conductors on the GTW. On January 15, 2016, the Company renewed three additional collective agreements with UTU, governing 57 yardmasters at GTW, WC, and a small subset working on the ICC.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE agreed to participate in, effective January 2015, for collective agreements covering non-operating employees. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continue to be bargained on a local (corporate) basis.

Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

3.2                              STRATEGY OVERVIEW

For a discussion of the Company’s business strategy and anticipated developments for 2018, please see the section entitled “Strategy overview” on pages 3 to 7 of the MD&A, which are incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section.

ITEM 4                                                     DESCRIPTION OF THE BUSINESS

4.1                              OVERVIEW

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico, and serving the cities and ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans, and Mobile (Alabama), and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth (Minnesota)/Superior (Wisconsin), and Jackson (Mississippi), with connections to all points in North America. CN’s extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the U.S. and Mexico. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries over 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2017, no individual commodity group accounted for more than 25% of total revenues. From a geographic standpoint, 16% of revenues relate to U.S. domestic traffic, 33% transborder traffic, 17% Canadian domestic traffic and 34% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

2017 Annual Information Form

4.2                              COMMODITY GROUPS

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 10 to 14 of the MD&A, which are incorporated by reference herein.

4.3                              COMPETITIVE CONDITIONS

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the Business risks discussion located on page 44 of the MD&A, which is incorporated by reference herein.

4.4                              LABOR

As at December 31, 2017, CN employed a total of 23,945 employees, of which 17,963 were unionized employees.

For a discussion of CN’s labour negotiations, please see the section entitled “Labor negotiations” in the Business risks discussion located on pages 45 and 46 of the MD&A, which are incorporated by reference herein.

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

4.6                              REGULATION

The Company’s operations are subject to regulations both in Canada and in the U.S. A summary of such regulations is provided below. For a complete discussion of recent and pending legislative and other regulatory developments both in Canada and in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 46 to 50 of the MD&A, which are incorporated by reference herein.

Economic regulation – Canada

The Company’s rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (“Agency”) under the Canada Transportation Act (“CTA”). The CTA provides rate and service remedies, including

2017 Annual Information Form

final offer arbitration (“FOA”), competitive line rates and compulsory interswitching. It also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.

The CTA gives railway companies in Canada the freedom to negotiate prices according to market forces, subject to certain provisions aimed at protecting shippers. These shipper protections include, inter alia, interswitching, final offer arbitration, competitive line rates and the right to seek a regulatory order as to the reasonableness of the terms and conditions imposed by carriers for incidental services. Pursuant to the interswitching provisions, shippers within a 30 kilometers radius (approximately 19 miles) of an interchange between two federally regulated railway companies have access to the other railway at a prescribed interswitching rate. During 2014, Bill C-30 came into force pursuant to which the Agency issued an amendment to the interswitching regulations extending the distance to 160 kilometers from the previous 30 kilometers limits for all commodities in the provinces of Manitoba, Saskatchewan and Alberta; and issued regulations defining what constitutes “operational terms” for the purpose of rail level of service arbitrations. On June 15, 2016, the Government of Canada announced that the provisions introduced by Bill C-30 which were set to expire on August 1, 2016, had been extended until August 2017. No further extension was adopted and the provisions of this act ceased to apply on August 1, 2017.

FOA is used in cases of rate disputes between a shipper and a railway company and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. Competitive line rate provisions can be invoked to require an originating railway company to issue to a shipper with access to a single rail carrier, a rate covering the movement to the nearest junction with another railroad according to predetermined formulae. In addition, certain rail shipments of export grain are subject to a government-established revenue cap, which effectively specifies a maximum revenue entitlement that railways can earn.

In addition to public rates issued under tariffs, the CTA permits confidential contracts to be negotiated between rail carriers and shippers to govern the terms, conditions and rates for service. Furthermore, railway companies are subject to service level obligations and, in case of breach, shippers may seek redress from the Agency. Railway companies are also required to enter into an agreement, at the request of a shipper, respecting the manner in which they intend to fulfill their service obligations. In the absence of an agreement, the shipper may submit the matter for determination by an arbitrator.

When a railway company wants to sell or abandon lines, the CTA encourages their sale to other railway companies and provides the framework for line discontinuance. The railway companies are required to publish a plan for lines they intend to discontinue within the next three years. Prior to discontinuance, the line must be advertised as being for sale for continued rail operation and, if no interest is shown, must be offered specifically for sale to applicable federal, provincial and municipal governments as well as urban transit authorities. The entire process is intended to take, at most, 24 months. The Company’s operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labor regulations, which are in many respects similar when comparing Canadian and U.S. regulations.

In addition, periodically, a comprehensive review is made by the federal government of the effectiveness of the CTA, the Canadian Railway Safety Act and other statutes related to transportation, which may prompt regulatory amendments as a result. On June 25, 2014, the Government of Canada launched a statutory review of the CTA. The review concluded on December 21, 2015 when a report was submitted to the federal Minister of Transport by the Chair of the review panel. The report was tabled in Parliament on February 25, 2016 by the federal Minister of Transport, and on May 16, 2017, the federal Minister of Transport (“Minister”) introduced Bill C-49, the Transportation Modernization Act, which proposes a series of amendments to various federal acts respecting transportation. In addition to reintroducing the provisions found in the Fair Rail for Grain Farmers Act respecting compensation for expenses

2017 Annual Information Form

incurred by shippers and the definition by the Agency of “operational terms” for the purpose of rail level of service arbitrations. Bill C-49 proposes to amend the Canada Transportation Act to, among other things:

•     expand the Governor in Council’s powers to make regulations requiring major railway companies to provide to the Minister and the Agency information relating to rates, service and performance;

•     clarify the factors that must be applied in determining whether railway companies are fulfilling their service obligations;

•     enable shippers to obtain terms in their contracts dealing with amounts to be paid in relation to a failure to comply with conditions related to railway companies’ service obligations;

•     create a new remedy for shippers who have access to the lines of only one railway company at the point of origin or destination of the movement of traffic in circumstances where interswitching is not available, also called “long-haul interswitching”;

•     change the process for the transfer and discontinuance of railway lines to, among other things, require railway companies to make certain information available to the Minister and the public and establish a remedy for non-compliance with the process; and

•     change provisions respecting the maximum revenue entitlement for the movement of Western grain and require certain railway companies to provide to the Minister and the public information respecting the movement of grain.

On November 1, 2017, the House of Commons completed its review of Bill C-49, which is now before the Senate to complete the parliamentary process before enactment.

Economic regulation – U.S.

The Company’s U.S. rail operations are subject to economic regulation by the Surface Transportation Board (“STB”). The STB serves as both an adjudicatory and regulatory body and has jurisdiction over, amongst other things, service levels, carrier practices, car compensation, and limited jurisdiction over carrier rates.  It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, extension, or abandonment of rail lines, railroad consolidations, and labor protection provisions in connection with the foregoing. The STB’s jurisdiction in these areas of rail transportation, including intrastate rail transportation, is exclusive, pre-empting other remedies under U.S. federal and state laws. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. The STB has undertaken proceedings in the past few years in a number of significant matters that remain pending. For further details on such proceedings, see the section entitled “Regulation – Economic regulation – U.S.” in the Business risks discussion located on page 47 of the MD&A, which is incorporated by reference herein.

Government regulation of the railroad industry is a significant determinant of the competitiveness and profitability of railroads. Deregulation of certain rates and services, plus the ability to enter into confidential contracts, pursuant to the Staggers Rail Act of 1980 (“Staggers Act”), has substantially increased the flexibility of railroads to respond to market forces and has resulted in highly competitive rates. Various interests have sought and continue to seek reimposition of government controls on the railroad industry in areas deregulated in whole or in part by the Staggers Act.  Additional regulation, changes in regulation and re-regulation of the industry through legislative, administrative, judicial or other action could materially affect the Company.

Safety regulation – Canada

The Company’s rail operations in Canada are subject to safety regulation by the Minister under the Railway Safety Act as well as the rail portions of other safety-related statutes, which are administered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is exposed to additional regulatory oversight in Canada. The Transportation of Dangerous Goods Act,

2017 Annual Information Form

also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the adoption of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and tracking of dangerous goods during transport.

Following a significant derailment involving a non-related short-line railroad in the town of Lac-Mégantic, within the province of Quebec on July 6, 2013, several measures have been taken by Transport Canada to strengthen the safety of the railway and transportation of dangerous goods systems in Canada. Amendments to the Railway Safety Act and Transportation of Dangerous Goods Act include requirements for classification and sampling of crude oil, the provision of yearly aggregate information on the nature and volume of dangerous goods the company transports by rail through designated municipalities, and new speed limit restrictions of 40 miles per hour for certain trains carrying dangerous commodities. Additional requirements were also introduced for railway companies to conduct route assessments for rail corridors handling significant volumes of dangerous goods, have an Emergency Response Assistance Plan in order to ship large volumes of flammable liquids, and provide municipalities and first responders with data on dangerous goods to improve emergency planning, risk assessment, and training.

In 2014, Transport Canada’s new Grade Crossings Regulations under the Railway Safety Act came into force, which establish specific standards for new grade crossings and requirements that existing crossings be upgraded to basic safety standards by November 2021, as well as safety related data that must be provided by railway companies on an annual basis. The Company has complied with the information requirements by providing road authorities with specific information respecting public grade crossings.

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

On June 1, 2016, the Minister made amendments to the Transportation of Dangerous Goods Regulations under the Transportation of Dangerous Goods Act to improve reporting requirements by carriers respecting shipments of dangerous goods to enhance public safety and improve local emergency response.

On April 26, 2017, the Minister initiated the review of the Railway Safety Act, which was initially scheduled for 2018, and a panel of three persons was appointed to proceed with the review. The Panel will provide a report with recommendations by May 2018.

On May 16, 2017, the Minister introduced Bill C-49 which, if enacted, in addition to the proposed amendments to federal acts already discussed, will amend the Railway Safety Act to prohibit a railway company from operating railway equipment unless the equipment is fitted with prescribed recording instruments and prescribed information is recorded using those instruments, collected and preserved. The enactment also specifies the circumstances in which the prescribed information that is recorded can be used and communicated by companies, the Minister and railway safety inspectors.

On June 9, 2017, Transport Canada’s Locomotive Emissions Regulations under the Railway Safety Act came into force. The regulations seek to limit air pollution by establishing emission standards and test procedures for new locomotives, and align Canadian standards with U.S. regulations. The new regulations require railway companies to meet emission standards, undertake emission testing, and adhere to anti-idling provisions, in addition to requirements for labelling, testing, record keeping and reporting. CN’s locomotives in service at this time are not required to meet the emission standards or the testing and labelling requirements, though when they are removed from service to be remanufactured, refurbished or upgraded, they must meet the new requirements before they are placed back into service.

2017 Annual Information Form

On June 24, 2017, Transport Canada proposed new regulations aimed at lowering the risk of terrorism on the Canadian rail system, entitled Transportation of Dangerous Goods by Rail Security Regulations. The proposed regulations would require all rail carriers to proactively engage in security planning processes and manage security risks, by introducing security awareness training for employees, security plans that include measures to address assessed risks, and security plan training for employees with duties related to the security plan or security sensitive dangerous goods. Rail carriers would also have to conduct security inspections of certain railway vehicles containing dangerous goods, report potential security threats and concerns to the Canadian Transport Emergency Centre, and employ a rail security coordinator.

Safety regulation – U.S.

The Company’s U.S. rail operations are subject to safety regulation by the Federal Railroad Administration (“FRA”) under the Federal Railroad Safety Act as well as rail portions of other safety statutes, with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (“PHMSA”). PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (“TSA”) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

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

On October 16, 2008, the U.S. Congress enacted the Rail Safety Improvement Act of 2008, which required all Class I railroads and intercity passenger and commuter railroads to implement a positive train control (“PTC”) system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials of certain thresholds are transported. PTC is a collision avoidance technology designed to override locomotive controls and prevent train-to-train collisions, overspeed derailments, misaligned switch derailments, and unauthorized incursions into established work zones. Pursuant to the Positive Train Control Enforcement and Implementation Act of 2015 and the FAST Act of 2015 (collectively, the “PTCEIA”), Congress extended the PTC installation deadline until December 31, 2018, with the option for a railroad carrier to finalize full implementation by no later than December 31, 2020, provided certain milestones are met by the end of 2018. The Company is progressing its implementation of PTC pursuant to the law and is working with the FRA and other Class I railroads to satisfy the Congressionally mandated requirements.

In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, the FRA and PHMSA issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees’ compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire. Effective August 5, 2013, the Association of American

2017 Annual Information Form

Railroads amended the industry’s Recommended Railroad Operating Practices for Transportation of Hazardous Materials by expanding the definition of a “key train” (for which heightened operating safeguards are required).

Other regulations – Canada

Bill C-49 introduced on May 16, 2017, proposes to amend the CN Commercialization Act to increase the maximum proportion of voting shares of CN that can be owned or controlled, directly or indirectly, by any one person together with his or her associates to 25%, up from the 15% limit imposed since CN became a public company in 1995.

Other regulations – Canada and U.S.

Security

The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the TSA, which is part of the U.S. Department of Homeland Security (“DHS”) and PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (“CBP”), which is part of DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (“CBSA”). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S. Department of Agriculture (“USDA”) and the Food and Drug Administration (“FDA”) in the U.S. and the Canadian Food Inspection Agency (“CFIA”) in Canada.

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

2017 Annual Information Form

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

In Canada, the matter of environmental permits for the Company is complex because of an overlap between federal and provincial jurisdictions. When projects trigger an environmental assessment, CN proceeds in accordance with the Canadian Environmental Assessment Act, 2012. Provincial and municipal environmental legislation may be applicable to CN if such legislation does not aim to regulate the management or operations of railways. Therefore, the Company does not apply systematically for provincial, municipal or local environmental permits for its railway operations in Canada except (i) where obtaining and complying with such permits would not interfere with the operations or management of its railway activities, (ii) where the work undertaken has an impact outside of CN’s right-of-way, or (iii) where the absence of a permit may affect a third party (such as a customer or a supplier). Because of the multiple jurisdictions, there can be no assurance that additional provincial, municipal or local environmental permits will not be required in the future. The Company may incur additional expenses or changes in its operations if such additional permits were to be required in the future.

See Note 16 – Major commitments and contingencies, to CN’s 2017 Annual Consolidated Financial Statements (Financial Statements) for a further discussion of environmental matters, as well as the section entitled “Environmental matters”, on pages 42 to 43 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on pages 44 and 45 of the MD&A, which are incorporated by reference herein.

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

The Environment, Safety and Security Committee of the Board of Directors has the responsibility of overseeing the Company’s environmental programs. The Environment, Safety and Security Committee is composed of CN directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place

2017 Annual Information Form

to minimize the environmental risks to the Company. The Company’s CDP report, its Sustainability Report entitled “Delivering Responsibly” and the Company’s Corporate Governance Manual, are available on CN’s website  www.cn.ca in the Delivering Responsibly section.

4.8          LEGAL MATTERS

Legal Proceedings

As of the date hereof, there are no legal proceedings to which CN is a party involving claims for damages, exclusive of interest and costs, in excess of 10% of its current assets. The Company will regularly assess its position as events progress.

See Note 16 – Major commitments and contingencies to the Financial Statements, for further discussion of legal actions, if any, as well as pages 41 and 42 of the MD&A, for a general discussion of personal injury and other claims, which are incorporated by reference herein.

Aboriginal Claims

The Company believes that it possesses unrestricted and absolute title to its lands. However, in recent years, some Aboriginal bands have claimed to have a continuing legal interest in certain lands. They allege this interest prohibits the Company from disposing of the lands when they are no longer needed for railway purposes, except by allowing them to revert to the Crown for the benefit of Aboriginals. This issue is one which will ultimately be decided by the courts; however, regardless of the outcome, there is no perceived material adverse effect, as the right of the Company to continue to occupy and operate over such lands is not being called into question.

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

4.10        RISK FACTORS

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 44 to 53 of the MD&A, and under the heading “Financial Instruments” for risks associated with the Company’s use of financial instruments located on pages 31 and 32 of the MD&A, which pages are incorporated by reference herein.  See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

2017 Annual Information Form

ITEM 5           DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.3125 per share, starting with the first quarter of 2015, was increased to $0.3750 per share, starting with the first quarter of 2016; the quarterly dividend was next increased to $0.4125 per share, starting with the first quarter of 2017 and to $0.4550 per share, starting with the first quarter of 2018. There can be no assurance as to the amount or timing of such dividends in the future.

ITEM 6           DESCRIPTION OF CAPITAL STRUCTURE

6.1          GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of CN consists of an unlimited number of Common Shares, an unlimited number of Class A Preferred Shares issuable in series and an unlimited number of Class B Preferred Shares issuable in series, all without par value.

There are no Class A Preferred Shares or Class B Preferred Shares currently issued and outstanding.

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

2017 Annual Information Form

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

Bill C-49, introduced on May 16, 2017, proposes to amend the CN Commercialization Act to increase the maximum proportion of voting shares of CN that can be owned or controlled, directly or indirectly, by any one person together with his or her associates to 25%, up from the 15% limit imposed since CN became a public company in 1995.

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

2017 Annual Information Form

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

2017 Annual Information Form

Att: Stock Transfer Department

Overnight Mail Delivery: 250 Royall Street, Canton, Massachusetts 02021

Regular Mail Delivery: P.O. Box 43078, Providence, Rhode Island 02940-3070

Telephone: (303) 262-0600 or 1-800-962-4284

ITEM 8                                          MARKET FOR SECURITIES

8.1                                 TRADING PRICE AND VOLUME

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively.  The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2017:

Month	High	Low	Volume
January	93.93	90.05	23,169,236
February	95.71	89.29	22,367,216
March	99.31	93.27	30,061,793
April	102.69	97.01	23,550,864
May	104.95	98.45	27,153,333
June	108.64	103.68	33,535,747
July	107.90	97.95	24,114,330
August	102.75	98.10	20,980,507
September	104.08	98.01	24,708,707
October	105.95	99.95	21,583,295
November	104.00	95.08	21,542,111
December	105.20	98.79	25,523,768

8.2                                 PRIOR SALES

On August 1, 2017, under its shelf prospectus and registration statement, the Company issued $500 million 3.60% Notes due 2047 in the Canadian capital markets, detailed in the following table:

Security	Notes due 2047
Size of Offering:	$500,000,000
Maturity Date:	August 1, 2047
Coupon Rates:	3.60%
Net Proceeds of Issue:	$493,000,000
Public Offering Price:	99.346%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2017, the Company had total commercial paper borrowings of $955 million (U.S. $760 million). The weighted-average interest rate on these borrowings was 1.36%.

2017 Annual Information Form

ITEM 9                                          DIRECTORS AND EXECUTIVE OFFICERS

9.1                                 DIRECTORS

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election.  The following table lists the directors of the Company as of the date hereof:

Name Province or State of Residence and Date of First Election/Appointment to Board	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Shauneen Bruder Ontario, Canada April 25, 2017	Executive Vice-President, Operations, Royal Bank of Canada	Executive Vice-President of Business and Commercial Banking, Royal Bank of Canada
Donald J. Carty, O.C., LL. D. Texas, U.S.A. January 1, 2011	Corporate Director
Ambassador Gordon D. Giffin Georgia, U.S.A. May 1, 2001	Partner, Dentons U.S. LLP (law firm)
Julie Godin Quebec, Canada April 25, 2017	Vice-Chair of the Board, Executive Vice-President, and Chief Planning and Administration Officer, CGI Group Inc.

Vice-Chair of the Board, Chief Planning and Administration Officer; Executive Vice-President, Global Human Resources and Strategic Planning, and Vice-Chair of the Board, CGI Group Inc.; and Executive Vice-President, Human Resources and Strategic Planning

Edith E. Holiday Florida, U.S.A. June 1, 2001	Corporate Director and Trustee
Luc Jobin Quebec, Canada June 30, 2016	President and Chief Executive Officer, CN	Executive Vice-President and Chief Financial Officer, CN

2017 Annual Information Form

V. Maureen Kempston Darkes, O.C., D. COMM., LL.D. Ontario, Canada Florida, U.S.A. March 29, 1995	Corporate Director
The Hon. Denis Losier, P.C., LL.D., C.M. New Brunswick, Canada October 25, 1994	Corporate Director	President and Chief Executive Officer, Assumption Life (life insurance company)
The Hon. Kevin G. Lynch, P.C., O.C., PH. D., LL.D. Ontario, Canada April 23, 2014	Vice-Chair, BMO Financial Group (bank)
James E. O’Connor Florida, U.S.A. April 27, 2011	Corporate Director
Robert Pace, D. COMM., C.M. Nova Scotia, Canada October 25, 1994	Chair of the Board of Directors, CN President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services)
Robert L. Phillips British Columbia, Canada April 23, 2014	President, R.L. Phillips Investments Inc.
Laura Stein California, U.S.A. April 23, 2014	Executive Vice-President — General Counsel & Corporate Affairs, The Clorox Company (marketer and manufacturer of consumer products)	Senior Vice-President, General Counsel, The Clorox Company

Committee Membership

As of the date hereof, the membership of each Board committee is composed of the following directors:

Audit Committee

Donald J. Carty (chair), Edith E. Holiday, V. Maureen Kempston Darkes, James E. O’Connor, Robert L. Phillips, Laura Stein.

Finance Committee

The Hon. Kevin G. Lynch (chair), Shauneen Bruder, Julie Godin, Edith E. Holiday, V. Maureen Kempston Darkes, James E. O’Connor, Laura Stein.

2017 Annual Information Form

Corporate Governance and Nominating Committee

The Hon. Denis Losier (chair), Donald J. Carty, Julie Godin, V. Maureen Kempston Darkes, the Hon. Kevin G. Lynch, Robert Pace, Robert L. Phillips.

Donations and Sponsorships Committee

Luc Jobin (chair), Shauneen Bruder, Ambassador Gordon D. Giffin, the Hon. Denis Losier, Robert Pace.

Environment, Safety and Security Committee

V. Maureen Kempston Darkes (chair), Donald J. Carty, Julie Godin, James E. O’Connor, Robert Pace, Robert L. Phillips, Laura Stein.

Human Resources and Compensation Committee

Ambassador Gordon D. Giffin (chair), Shauneen Bruder, Donald J. Carty, Julie Godin, Edith E. Holiday, the Hon. Denis Losier, the Hon. Kevin G. Lynch, James E. O’Connor, Robert L. Phillips, Laura Stein.

Pension and Investment Committee

Edith E. Holiday (chair), Shauneen Bruder, Ambassador Gordon D. Giffin, the Hon. Denis Losier, the Hon. Kevin G. Lynch.

Strategic Planning Committee

James E. O’Connor (chair), Shauneen Bruder, Donald J. Carty, Ambassador Gordon D. Giffin, Julie Godin, Edith E. Holiday, Luc Jobin, V. Maureen Kempston Darkes, the Hon. Denis Losier, the Hon. Kevin G. Lynch, Robert Pace, Robert L. Phillips, Laura Stein.

9.2                                 AUDIT COMMITTEE DISCLOSURE

The Audit Committee Charter is reproduced in its entirety at Schedule A of this AIF.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of six independent directors, namely, Donald J. Carty, chair of the Audit Committee, Edith E. Holiday, V. Maureen Kempston Darkes, James E. O’Connor, Robert L. Phillips and Laura Stein.

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the Board of Directors to be financially literate, as such term is defined under Canadian and U.S. securities laws and regulations and the NYSE Corporate Governance Standards. The Board of Directors has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Carty, Chair of the Audit Committee since April 23, 2014, is the retired Vice-Chairman and Chief Financial Officer of Dell, Inc., a position he assumed from January 2007 until June 2008. Before joining Dell, Mr. Carty retired in June 2003 as Chairman and CEO of AMR Corporation and American Airlines. He had previously served as President,

2017 Annual Information Form

Executive Vice-President — Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines.  He was President and CEO of CP Air from 1985 to 1987. Mr. Carty is chairman of the board of directors of Porter Airlines, Inc. and is serving as a director and member of the audit committees of VMWare, Inc. and Hawaiian Holdings, Inc. Mr. Carty holds a Master of Business Administration from the Harvard Business School.

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

Ms. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. In 2009 she ended a 35-year career at GM during which she attained the highest operating position ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation. Ms. Kempston Darkes is Lead Director and chair of the audit committee of Irving Oil Co. Ltd (private company) and serves on the board of directors of Brookfield Asset Management Inc. and Enbridge Inc. Ms. Kempston Darkes also serves as director and is chair of the audit committee of Schlumberger Limited. Ms. Kempston Darkes holds a B.A. in history and political science from Victoria University and the University of Toronto and an LL.B. from the University of Toronto Faculty of Law.

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

Mr. Phillips is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001-2004. Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited. He also enjoyed a prestigious career as a corporate lawyer. Mr. Phillips is currently the chairman of the board of directors and member of the Audit Committee of the Canadian Western Bank and Maxar Technologies Ltd. He is also Lead Director of West Fraser Timber Co. Ltd. Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta.

Ms. Stein is the Executive Vice-President — General Counsel & Corporate Affairs of The Clorox Company, where she serves on the executive committee. From 2000-2005, Ms. Stein was Senior Vice-President, General Counsel of the H.J. Heinz Company. She was also previously a corporate lawyer with Morrison & Foerster in San Francisco and Hong Kong. Ms. Stein is a director and member of the audit committee of Franklin Resources, Inc. Ms. Stein received her J.D. from Harvard Law School, and is a graduate of Dartmouth College where she earned an undergraduate and master’s degrees.

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2017 and 2016, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

2017 Annual Information Form

Fees (1)	2017	2016
Audit	$2,695,000	$2,723,000
Audit-related	$1,068,000	$1,070,000
Tax	$1,458,000	$1,349,000
All Other	-	$12,000
Total Fees	$5,221,000	$5,154,000

(1)       Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2017 and 2016.

A discussion of the nature of the services under each category is described below.

Audit fees

Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries and the audit relating to the Company’s internal control over financial reporting.

Audit-related fees

Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities and other related audit fees.

Tax fees

Consists of fees incurred for consultations on cross-border tax implications for employees, for assistance related to the Canadian Scientific Research and Experimental Development (“SR&ED”) tax credit and for tax compliance.

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

2017 Annual Information Form

Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee.

9.3                                 EXECUTIVE OFFICERS

The following table lists the senior executive officers of the Company as of the date hereof:

Name and Province or State of Residence	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Luc Jobin Quebec, Canada	President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer, CN
Matthew Barker Alberta, Canada	Senior Vice-President, Network Operations and Planning	Vice-President, Network Operations and Planning; Vice-President, Network Transportation
Mike Cory Quebec, Canada	Executive Vice-President and Chief Operating Officer	Senior Vice-President, Western Region
Scott Daniels Ontario, Canada	Senior Vice-President, Strategy and Innovation	Senior Partner, Monitor Deloitte; Senior Partner, Monitor Group
Janet Drysdale Quebec, Canada	Vice-President, Corporate Development and Sustainability	Vice-President, Corporate Development; Vice-President, Investor Relations; Director, Economics and Strategy
Michael Farkouh Quebec, Canada	Vice-President, Eastern Region	General Manager, British Columbia South; Assistant Vice-President, British Columbia South; Vice-President, Safety and Sustainability
Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer
Russell Hiscock Quebec, Canada	President and Chief Executive Officer, CN Investment Division
Ghislain Houle Quebec, Canada	Executive Vice-President and Chief Financial Officer	Vice-President and Corporate Comptroller; Vice-President, Financial Planning
Serge Leduc Quebec, Canada	Senior Vice-President, Chief Information and Technology Officer	Vice-President and Chief Information Officer; Senior Director, Information Technology
Kimberly A. Madigan Quebec, Canada	Vice-President, Human Resources

2017 Annual Information Form

Name and Province or State of Residence	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
John Orr Illinois, U.S.A.	Senior Vice-President, Southern Region	Vice-President, Eastern Region; Vice-President, Chief Safety and Sustainability Officer; Assistant Vice-President, British Columbia South
Jean-Jacques Ruest Quebec, Canada	Executive Vice-President and Chief Marketing Officer
Doug Ryhorchuk Alberta, Canada	Vice-President, Western Region	General Manager — Alberta

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at December 31, 2017, the directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 1,296 thousand Common Shares of the Company, representing approximately 0.17% of the outstanding Common Shares.

9.4                                 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, none of such directors or executive officers is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)             Ms. Kempston Darkes, a director of the Company, was an officer of General Motors Corporation (GM) when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM’s most valuable assets. Ms. Kempston Darkes retired as a GM officer on December 1, 2009;

(ii)            Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. until January 22, 2009. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the U.S. under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009. Mr. Giffin resigned as a director of AbitibiBowater Inc. on January 22, 2009; and

2017 Annual Information Form

(iii)           Mr. Losier, a director of the Company, was a director of XL-ID Solutions Inc. (formerly Excellium Inc.) (XL-ID) from July 23, 2013 until August 29, 2013. On January 3, 2014, XL-ID announced that it had submitted a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 13, 2014, XL-ID announced that it had received a final order from the Superior Court of Quebec approving the proposal approved by its creditors.

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

ITEM 11                                    INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2017 Annual Consolidated Financial Statements and Notes thereto prepared under U.S. generally accepted accounting principles. We are advised that, as at the date hereof, KPMG LLP is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ITEM 12                                    ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and MD&A for its most recently completed financial year.  Additional information, including directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular prepared in respect of its annual meeting of shareholders to be held on April 24, 2018 (Circular). The Circular will become available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca on or about March 20, 2018.

2017 Annual Information Form

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

2017 Annual Information Form

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

2017 Annual Information Form

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

2017 Annual Information Form

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

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis for the year ended December 31, 2017*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2017*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

*Incorporated by reference from the Registrant’s Form 6-K dated January 31, 2018.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN NATIONAL RAILWAY COMPANY

/s/ Sean Finn
Name:	Sean Finn
Title:	Executive Vice-President Corporate Services and Chief Legal Officer
Date:	January 31, 2018