Form 40-F
period 2018-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2019-02-01
CIK 16868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY

(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

2.40% notes due February 3, 2020

2.85% notes due December 15, 2021

2.25% notes due November 15, 2022

7.63% debentures due May 15, 2023

2.95% notes due November 21, 2024

2.75% notes due March 1, 2026

6.90% notes due July 15, 2028

3.20% notes due July 31, 2028

7.38% debentures due October 15, 2031

6.25% notes due August 1, 2034

6.20% notes due June 1, 2036

6.71% Puttable Reset Securities (PURS)SM due July 15, 2036

6.375% debentures due November 15, 2037

3.50% notes due November 15, 2042

4.50% notes due November 7, 2043

3.20% notes due August 2, 2046

3.60% notes due August 1, 2047

3.65% notes due February 3, 2048

3.60% notes due July 31, 2048

4.45% notes due January 20, 2049

7.70% 100-year debentures due September 15, 2096

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2018  727,267,359 common shares were issued and outstanding.

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2018, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading “Auditors’ Fees” in Item 9.2 of the Registrant’s 2018 annual information form included in this Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off Balance Sheet Arrangements” set forth in the 2018 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the 2018 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit Committee are set forth under the heading “Composition of the Audit Committee” in Item 9.2 of the Registrant’s 2018 annual information form included in this Form 40-F .

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

3

CANADIAN NATIONAL

RAILWAY COMPANY

2018

ANNUAL INFORMATION FORM

February 1, 2019

2018 Annual Information Form

ITEM 1                                               GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (AIF), the information contained herein is given as of December 31, 2018. All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (GAAP), unless otherwise indicated.

As used herein, the “Company” or “CN” refers to, Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries.

Certain statements included in this AIF or incorporated by reference herein are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets” or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements.

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

Statements relating to pension contributions

•         Adequate cash generated from operations and other sources of financing

•         Adequate long-term return on investment on pension plan assets

•         Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation;

2018 Annual Information Form

risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States (“U.S.”). Reference should be made to the discussion of business risks in CN’s 2018 Management’s Discussion and Analysis (MD&A) for detailed information on major risk factors, which may be found online on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov through EDGAR, and on CN’s website, at www.cn.ca in the Investors section.

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

ITEM 2                                               INCORPORATION

2.1                            INCORPORATION OF THE ISSUER

CN was incorporated in 1919 by special act of the Parliament of Canada with the appointment of its first Board of Directors by Order in Council in 1922. CN’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated  August 24, 1995.  On November 9, 1995, CN filed Articles of Amendment in order to subdivide its outstanding common shares (“Common Shares”). As of November 28, 1995, CN ceased to be a Crown corporation and became a publicly held corporation with its Common Shares listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). On April 19, 2002, CN filed Articles of Amendment in order to provide that shareholder meetings may be held at certain specified places in the U.S. On May 24, 2018, CN filed Articles of Amendment in order to increase the maximum percentage of voting shares of CN that can be owned or controlled, directly or indirectly, by any one person together with his or her associates to 25%, up from the 15% limit imposed since CN became a public company in 1995. Such constating documents are hereinafter collectively referred to as the Articles.

CN’s Articles provide that the head office of the Company shall be situated in the Montreal Urban Community, Province of Quebec, Canada. The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is 1-888-888-5909.

2.2                            SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2018, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of Incorporation
North American Railways, Inc.	Delaware
Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Company	Michigan
Illinois Central Corporation	Delaware
Illinois Central Railroad Company	Illinois
Wisconsin Central Ltd.	Delaware

The financial statements of each of the above principal subsidiaries are consolidated within CN’s financial statements.

2018 Annual Information Form

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

2018 Highlights

Leadership Changes

On March 5, 2018, CN announced the departure of Luc Jobin from his role as President and Chief Executive Officer (“CEO”) of the Company, as well as the appointment of Executive Vice-President and Chief Marketing Officer Jean-Jacques Ruest to Interim President and CEO. On July 24, 2018, the Company announced that Jean-Jacques Ruest had been appointed as President and CEO and a member of the Board of Directors of the Company.

Strategic Initiatives and Capital Spending

CN’s business strategy is anchored on the continuous pursuit of Operational and Service Excellence, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN’s goal is to deliver valuable transportation services for its customers and to grow the business at low incremental cost. A clear strategic agenda, driven by a commitment to innovation, productivity, improving supply chains through collaboration, potential acquisitions and other opportunities, running trains safely, and minimizing environmental impact, drives the Company’s efforts to create value for customers. CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital. CN is also focused on returning value to shareholders through dividend payments and share repurchases.

CN’s success and long-term economic viability depend on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN’s success also depends on a stream of capital investments that supports its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock, to information and operating technologies, and other equipment and assets that improve the safety, efficiency and reliability of CN’s service offering. Investments in track infrastructure enhance the productivity and integrity of the plant, increase the capacity and the fluidity of the network, promote service excellence and support growth at low incremental cost. The acquisition of new locomotives and railcars generates several key benefits. New locomotives increase capacity, fuel productivity and efficiency, and improve the reliability of service. Locomotives equipped with distributed power allow for greater productivity of trains, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN’s network. CN’s strategic investments in information technology provide access to timely and accurate information which supports CN’s ongoing efforts to drive innovation and efficiency in service, cost control, asset utilization, and safety and employee engagement.

This extensive reinvestment in CN’s business resulted in a record 2018 capital expenditure program of $3.5 billion, including $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure. CN’s capital spending also included $1.0 billion on strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, $0.5 billion on equipment capital

2018 Annual Information Form

expenditures, including the acquisition of 500 new centerbeam cars and 65 new high-horsepower locomotives, and $0.4 billion on implementation of Positive Train Control (“PTC”), the safety technology mandated by the U.S. Congress.

As part of its record 2018 capital expenditure program, CN completed significant initiatives to increase capacity and improve network resiliency, such as track infrastructure expansion projects and investments in yards. With expanded infrastructure that came into full service, mainly in the second half of the year, CN added capacity to support volume growth on its key corridors between the West Coast and Chicago. The Company improved network fluidity with the completion of these projects as well as the qualification of new train crews and the addition of new locomotives and equipment.

Driven by solid demand across multiple commodity groups and the Company’s increased capacity, in 2018 CN added approximately $1.3 billion in top-line growth with revenues up 10% and volumes up 5% in terms of revenue ton miles (RTMs), compared to the prior year.

The Company views technology as a key driver of its strategic agenda. In 2018, the Company advanced several technology initiatives towards eventual deployment in CN’s network, including automated railcar inspection, automated track inspection and mobile digital toolkits for field employees.

In addition, CN is committed to the safety of its employees, the communities in which it operates and the environment. Safety consciousness permeates every aspect of CN’s operations. The Company’s long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and a focus on employee training and safety awareness. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives.

Acquisitions and Dispositions

On April 6, 2018, the Company completed the sale of land located in Calgary, Alberta, excluding the rail fixtures, for cash proceeds of $39 million. The transaction resulted in a gain of $39 million ($34 million after-tax) that was recorded in Other income on that date.

On April 9, 2018, the Company completed the transfer of its capital lease in the passenger rail facilities in Montreal, Quebec, together with its interests in related railway operating agreements, for cash proceeds of $115 million. The transaction resulted in a gain of $184 million ($156 million after-tax) that was recorded in Other income on that date. The gain includes the difference between the net book value of the asset and the cash proceeds, the extinguishment of the capital lease obligation, and the recognition of a gain previously deferred from a sale-leaseback transaction.

On September 5, 2018, the Company completed the sale of property located in Montreal, Quebec for cash proceeds of $40 million. The transaction resulted in a gain of $36 million ($32 million after-tax) that was recorded in Other income on that date.

On October 30, 2018, the Company announced it had reached an agreement to acquire the TransX Group of Companies (“TransX”). TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positions CN to strengthen its intermodal business and provide transportation options that bring supply chain flexibility to its customers. The acquisition is subject to regulatory review by the Competition Bureau Canada and Canada’s Ministry of Transportation. As at February 1, 2019, the regulatory review was not yet completed.

2018 Annual Information Form

Financial Management Initiatives

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company’s revolving credit facility. As of May 5, 2018, the maximum aggregate principal amount of commercial paper that could be issued increased from $1.3 billion to $1.8 billion, or the U.S. dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. As at December 31, 2018, the Company had total commercial paper borrowings of $1,175 million (U.S. $862 million). The weighted-average interest rate on these borrowings was 2.47%.

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On April 30, 2018, the Company extended the term of its agreement by two years to February 1, 2021. As at December 31, 2018, the Company had accounts receivable securitization borrowings of $nil. The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use.

The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes, including backstopping the Company’s commercial paper programs. On March 15, 2018, the Company’s revolving credit facility agreement was amended, which extended the term of the credit facility by one year and increased the credit facility from $1.3 billion to $1.8 billion, effective May 5, 2018. The amended credit facility of $1.8 billion consists of a $900 million tranche maturing on May 5, 2021 and a $900 million tranche maturing on May 5, 2023. The accordion feature, which provides for an additional $500 million of credit under the facility, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders, remain unchanged. The credit facility agreement contains customary terms and conditions, which were substantially unchanged by the amendment. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (“LIBOR”), plus applicable margins, based on CN’s debt credit ratings. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2018, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2018.

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2018, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2021. The agreements are held with various banks to support the Company’s requirements to post letters of credit in the ordinary course of business. Under the agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2018, the Company had outstanding letters of credit of $410 million under the committed facilities from a total available amount of $447 million and $137 million under the uncommitted facilities. As at December 31, 2018, included in Restricted cash and cash equivalents was $408 million and $80 million pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

On February 13, 2018, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date. This shelf prospectus and registration statement replaced CN’s previous shelf prospectus and registration statement that expired on February 6, 2018. CN expects to use net proceeds from the sale of debt securities under the shelf prospectus and registration statement for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions, and other business opportunities.

2018 Annual Information Form

On February 6, 2018, under its previous shelf prospectus and registration statement, the Company issued US$300 million ($374 million) 2.40% Notes due 2020 and US$600 million ($749 million) 3.65% Notes due 2048 in the U.S. capital markets, which resulted in total net proceeds of $1,106 million.

On July 31, 2018, under its existing shelf prospectus and registration statement, the Company issued $350 million 3.20% Notes due 2028 and $450 million 3.60% Notes due 2048 in the Canadian capital markets, which resulted in total net proceeds of $787 million.

On August 30, 2018, the Company redeemed its US$550 million 5.55% Notes due 2019 for US$558 million ($720 million), which resulted in a loss of US$8 million ($10 million) that was recorded in Other income.

On November 7, 2018, under its existing shelf prospectus and registration statement, the Company issued US$650 million ($854 million) 4.45% Notes due 2049 in the U.S. capital markets, which resulted in net proceeds of $845 million.

The proceeds from the debt issuances were used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

On October 23, 2018, the Board of Directors approved a normal course issuer bid which allowed for the repurchase of up to 5.5 million Common Shares, over a three-month period, between October 30, 2018 and January 31, 2019, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. CN implemented a three-month normal course issuer bid in order to co-ordinate all capital allocation decisions, including dividends and capital expenditures, to allow the Company to provide comprehensive guidance in January 2019. A total of 4.1 million Common Shares were repurchased under this program.

On January 29, 2019, the Board of Directors approved a new normal course issuer bid, which allows for the repurchase of up to 22 million Common Shares, over a twelve-month period, between February 1, 2019 and January 31, 2020, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX.

Significant Collective Agreements

Canadian workforce

On May 23, 2018, the collective agreement with the Teamsters Canada Rail Conference (“TCRC”) governing approximately 1,800 locomotive engineers was ratified by its members, renewing the collective agreement for a five-year term expiring on December 31, 2022.

In September 2018, notices were served to commence bargaining for the renewal of the collective agreements with the TCRC governing approximately 200 rail traffic controllers, with the United Steelworkers governing approximately 2,900 track and bridge workers and with Unifor governing approximately 2,100 shopcraft employees, which expired on December 31, 2018.

The collective agreement with Unifor was renewed for a four-year term, expiring December 31, 2022, and was ratified by its members on January 30, 2019.

On December 19, 2018, CN reached a tentative agreement with the United Steelworkers to renew that collective agreement. Ratification by the membership is expected by February 15, 2019.

2018 Annual Information Form

Under the Canada Labour Code, the law governing labor relations for the Canadian railroad industry, collective agreements remain in force until such time as the parties have either reached a renewed agreement or the dispute resolution mechanisms in the Code have been exhausted.

U.S. workforce

As of February 1, 2019, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (“GTW”), companies owned by Illinois Central Corporation (“ICC”), companies owned by Wisconsin Central Ltd. (“WC”), Bessemer & Lake Erie Railroad Company (“BLE”) and The Pittsburgh and Conneaut Dock Company (“PCD”). Agreements in place have various moratorium provisions, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE participated in, for collective agreements covering non-operating employees. This national bargaining concluded in 2018 with successor collective bargaining agreements in place for all railroad unions, including all of CN’s non-operating craft employees. Collective agreements covering operating employees at GTW, ICC, WC and BLE, and all employees at PCD continue to be bargained on a local (corporate) basis. CN has ratified agreements with 12 of 18 bargaining units covering approximately 1,600 of CN’s operating craft employees. The remaining six collective agreements, covering approximately 1,750 operating craft employees and the employees at PCD represented by United Steelworkers, are currently under renegotiation.

2017 Highlights

Strategic Initiatives and Capital Spending

In 2017, CN spent $2.7 billion in its capital program, with $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure. Spending also included $0.4 billion on strategic initiatives to increase capacity and support growth opportunities, including line capacity upgrades and information technology initiatives, $0.4 billion on implementation of PTC and $0.3 billion for equipment capital expenditures, including the acquisition of 34 new high-horsepower locomotives.

Financial Management Initiatives

On August 1, 2017, under its shelf prospectus and registration statement, dated January 5, 2016, the Company issued $500 million 3.6% Notes due 2047 in the Canadian capital markets, which resulted in net proceeds of $493 million. The proceeds from the debt issuance were used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

On October 24, 2017, the Board of Directors approved a new normal course issuer bid which allowed for the repurchase of up to 31.0 million Common Shares, between October 30, 2017 and October 29, 2018, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. A total of 19.3 million Common Shares were repurchased under this program.

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

2018 Annual Information Form

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

On August 4, 2017, the tentative agreement reached on May 29, 2017 with the TCRC, governing approximately 3,000 train conductors and yard coordinators, was ratified by its members. The new collective agreement will expire on July 22, 2019.

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

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE have agreed to participate in, for collective agreements covering non-operating employees. The National Carriers Conference Committee, representing the rail carriers, has reached a ratified agreement with a union coalition representing six bargaining units. This agreement resolved contract terms for CN’s signal, dispatcher and fireman/oiler employees. A second tentative agreement with the coalition representing CN’s machinist, electrician, clerical and carmen employees is subject to employee ratification was concluded in February of 2018. Bargaining continued under the direction of the National Mediation Board with the coalition representing CN’s track laborer and sheet metal worker employee groups. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continued to be bargained on a local (corporate) basis. Fifteen of the sixteen collective agreements covering approximately 98% of the operating craft employees were under negotiation.

2018 Annual Information Form

Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

2016 Highlights

Leadership Changes

On June 7, 2016, CN announced a number of leadership changes including Claude Mongeau’s decision, due to a health condition, to step down from his role as President and CEO and member of the Board of Directors at the end of June 2016, as well as the appointment of Executive Vice-President and Chief Financial Officer (“CFO”) Luc Jobin to President and CEO on July 1, 2016 and a member of the Board of Directors on June 30, 2016. Additionally, on June 27, 2016, the Company announced that Ghislain Houle would become Executive Vice-President and CFO, and that Mike Cory would assume the role of Executive Vice-President and Chief Operating Officer, following the retirement of Jim Vena, effective July 1, 2016.

Strategic Initiatives and Capital Spending

In 2016, CN spent $2.75 billion in its capital program, with $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure; $0.55 billion for equipment capital expenditures, including 90 new high-horsepower locomotives; $0.3 billion on initiatives to support growth and drive productivity; and $0.3 billion for the U.S. federal government mandated PTC implementation.

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

Financial Management Initiatives

On January 5, 2016, CN filed a new shelf prospectus with the Canadian securities regulators and a registration statement with the SEC pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. markets. The shelf prospectus and registration statement replaced CN’s previous shelf prospectus and registration statement. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions at the time of pricing.

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

2018 Annual Information Form

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

Significant Collective Agreements

Canadian workforce

On March 23, 2016, the Company served notice to commence bargaining for the renewal of the collective agreements with the TCRC governing approximately 2,500 train conductors and yard coordinators, which expired on July 22, 2016. On June 29, 2016, the Company filed a notice of dispute seeking conciliation assistance. On July 14, 2016, the Minister of Labour appointed two conciliation officers to assist the parties with their negotiations. On September 16, 2016, the Company and the TCRC agreed to extend the conciliation period on a voluntary basis.

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

U.S. workforce

As of February 1, 2017, the Company had in place agreements with bargaining units representing the entire unionized workforce at GTW, companies owned by ICC, companies owned by WC, BLE and PCD. Agreements in place had various moratorium provisions up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. All collective agreements covering non-operating craft employees and six collective agreements covering roughly half of the operating craft population of 3,000 employees were under renegotiation at year-end.

2018 Annual Information Form

During 2016, the Company renewed four collective agreements with the United Transportation Union (a division of the International Association of Sheet Metal, Air, Rail, and Transportation Workers - SMART) governing 65 yardmasters at GTW, two WC bargaining units and a small subset working on the ICC.

3.2         STRATEGY OVERVIEW

For a discussion of the Company’s business strategy and anticipated developments for 2019, please see the section entitled “Strategy overview” on pages 3 to 7 of the MD&A, which are incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section.

ITEM 4           DESCRIPTION OF THE BUSINESS

4.1         OVERVIEW

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the cities and ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans and Mobile (Alabama), and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth (Minnesota)/Superior (Wisconsin) and Jackson (Mississippi), with connections to all points in North America. CN’s extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the U.S. and Mexico. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries over 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2018, no individual commodity group accounted for more than 25% of total revenues. From a geographic standpoint, 15% of revenues relate to U.S. domestic traffic, 34% transborder traffic, 17% Canadian domestic traffic and 34% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

4.2         COMMODITY GROUPS

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 13 to 17 of the MD&A, which are incorporated by reference herein.

4.3         COMPETITIVE CONDITIONS

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the Business risks discussion located on page 46 of the MD&A, which is incorporated by reference herein.

2018 Annual Information Form

4.4         LABOR

As at December 31, 2018, CN employed a total of 25,720 employees, of which 20,203 were unionized employees.

For a discussion of CN’s labour negotiations, please see the section entitled “Labor negotiations” in the Business risks discussion located on pages 47 and 48 of the MD&A, which are incorporated by reference herein.

4.5         SOCIAL POLICIES

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a comprehensive Human Rights Policy and a Harassment Free Environment Policy for its Canadian employees and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees. These policies affirm CN’s commitment to ensuring that there is no harassment nor discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other basis protected by law, ordinance or regulation. The policy extends to recruitment, selection and compensation practices, as well as to working conditions and the work environment. All Company vice-presidents have been mandated with the responsibility of implementing these policies and ensuring that all work practices are in compliance. Internal complaint procedures have been established whereby any person covered by the Harassment Free Environment Policy and the Employment Equity Policy (for Canadian employees) or the Equal Employment Opportunity Policy and Prohibited Harassment, Discrimination and Anti-Retaliation Policy (for U.S. employees) can contact his or her human resources director or human resources manager who will address his or her complaint. The employee can also call either the Human Resources Center, which will forward the complaint to the appropriate human resources manager for further handling, or the CN Ombudsman directly, who can be contacted on a confidential basis. As part of CN’s commitment to providing a safe, healthy and violence-free workplace for all employees, CN has in place a Workplace Violence Prevention Policy which applies to all employees. The objective of this policy is to reiterate the prohibition of workplace violence at CN and set out how threats, acts or risks of workplace violence are to be reported and addressed.

4.6         REGULATION

The Company’s operations are subject to regulations both in Canada and in the U.S. A summary of such regulations is provided below. For a complete discussion of recent and pending legislative and other regulatory developments both in Canada and in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 48 to 52 of the MD&A, which are incorporated by reference herein.

Economic regulation - Canada

The Company’s rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (“Agency”) under the Canada Transportation Act (“CTA”). The CTA provides rate and service remedies, including final offer arbitration (“FOA”), long-haul interswitching rates and mandatory interswitching. It also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.

FOA is used in cases of rate disputes between a shipper and a railway company and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. Long haul interswitching provisions can be invoked to require an originating railway company to issue to a shipper with access to a single rail carrier, a rate covering the movement to the nearest interchange with another railroad determined by the CTA  on the basis of comparable commercial

2018 Annual Information Form

rates. In addition, certain rail shipments of export grain are subject to a government-established revenue cap, which effectively specifies a maximum revenue entitlement that railways can earn.

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

The Transportation Modernization Act (“Bill C-49”), came into force on May 23, 2018 and introduced a series of amendments to various federal acts respecting transportation. In addition to introducing provisions respecting compensation for expenses incurred by shippers in case of failure by railway companies to meet their level of service obligations and the definition by the Agency of matters which can be subject to service arbitrations, Bill C-49 amended the CTA to, among other things:

•                 expand the Governor in Council’s powers to make regulations requiring major railway companies to provide to the federal Minister of Transport (the “Minister”) and the Agency information relating to rates, service and performance;

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

•                 change the process for the transfer and discontinuance of railway lines to, among other things, require railway companies to make certain information available to the Minister and the public and establish a remedy for non-compliance with the process; and

•                 change provisions respecting the maximum revenue entitlement for the movement of Western grain to support the acquisition by railways of equipment used in the transportation of grain and require certain railway companies to provide to the Minister and the public information respecting the movement of grain.

Economic regulation - U.S.

The Company’s U.S. rail operations are subject to economic regulation by the Surface Transportation Board (“STB”). The STB serves as both an adjudicatory and regulatory body and has jurisdiction over certain railroad rate and service issues, and carrier practices. It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, acquisition or abandonment of rail lines, railroad consolidations, and labor protection provisions in connection with the foregoing. As such, various Company business

2018 Annual Information Form

transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. Recent proceedings undertaken by the STB in a number of significant matters remain pending. For further details on such proceedings, see the section entitled “Regulation - Economic regulation - U.S.” in the Business risks discussion located on page 49 of the MD&A, which is incorporated by reference herein.

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

Safety regulation - Canada

The Company’s rail operations in Canada are subject to safety regulation by the Minister under the Railway Safety Act as well as the rail portions of other safety-related statutes, which are administered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is exposed to additional regulatory oversight in Canada. The Transportation of Dangerous Goods Act, also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the adoption of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods, the tracking of dangerous goods during transport and the development of an emergency response plan.

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

In 2015, Transport Canada issued rules prohibiting the use of certain DOT-111 tank cars for the transportation of dangerous goods, and announced a new standard for tank cars transporting flammable liquid dangerous goods. The new standard, called TC-117, establishes enhanced construction specifications along with a phase out schedule for DOT-111 and CPC-1232 tank cars. On July 25, 2016, Transport Canada issued a Protective Direction which accelerated the phasing out of DOT-111 tank cars in crude oil service by November 1, 2016. Protective Direction No. 39 took effect on November 1, 2018 to accelerate the removal of the CPC-1232 unjacketed tank cars from crude oil service in Canada

2018 Annual Information Form

to November 1, 2018 and to accelerate the removal of all TC/DOT-111 and CPC-1232 unjacketed tank cars from condensate service in Canada to January 1, 2019.

On June 1, 2016, the Minister made amendments to the Transportation of Dangerous Goods Regulations under the Transportation of Dangerous Goods Act to improve reporting requirements by carriers respecting shipments of dangerous goods to enhance public safety and improve local emergency response.

On April 26, 2017, the Minister initiated the review of the Railway Safety Act, which was initially scheduled for 2018, and a panel of three persons was appointed to proceed with the review. On May 31, 2018, the Minister tabled in the House of Commons the report of the three-person panel. The Minister has not indicated how and when he will answer to the panel’s report.

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

Bill C-49, which came into force on May 23, 2018, contains provisions that amend the Railway Safety Act to prohibit a railway company from operating railway equipment unless the equipment is fitted with prescribed recording instruments and prescribed information is recorded using those instruments, collected and preserved. These changes are not yet in force as regulations detailing their conditions must first be enacted by Transport Canada.

Safety regulation - U.S.

The Company’s U.S. rail operations are subject to safety regulation by the FRA under the Federal Railroad Safety Act as well as rail portions of other safety statutes, with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (“PHMSA”). PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (“TSA”) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

The FRA also has jurisdiction over railroad safety and equipment standards, and most rail safety regulation is handled at the federal level. In contrast, however, to the exclusive role of the STB over railroad economic regulation, state and

2018 Annual Information Form

local regulatory agencies have jurisdiction over certain local safety and operating matters and these agencies are becoming more aggressive in their exercise of jurisdiction. State legislatures have also recently enacted new laws in this regard that are intended to regulate railroads more extensively.

On October 16, 2008, the U.S. Congress enacted the Rail Safety Improvement Act of 2008, which required all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials of certain thresholds are transported. PTC is a collision avoidance technology designed to override locomotive controls and prevent train-to-train collisions, overspeed derailments, misaligned switch derailments, and unauthorized incursions onto established work zones. Pursuant to the Positive Train Control Enforcement and Implementation Act of 2015 and the FAST Act of 2015, Congress extended the PTC installation deadline until December 31, 2018, with the option for a railroad carrier to complete full implementation by no later than December 31, 2020, provided certain milestones were met by the end of 2018. In 2018, the Company completed the milestones required for the extension and the FRA has approved the extension for the Company to complete full implementation by December 31, 2020. The FRA has approved CN to commence provisional revenue operations while the FRA continues its review of CN’s PTC Safety Plan. Noncompliance with these or other laws and regulations may subject the Company to fines, penalties and/or service interruptions. The implementation of PTC will result in additional capital expenditures and operating costs. In order to implement PTC, the Company has invested in various information technology applications, including back office systems, aimed to enhance the reliability of PTC operations. The Company continues to evaluate the technical and operational merits of its information technology applications. In the event that such evaluations lead to the identification of better or more reliable technology, the Company may consider implementing such technology, which may result in additional costs. PTC may result in reduced operational efficiency and service levels.

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

On May 8, 2015, PHMSA issued a final rule in coordination with the FRA, containing new requirements for tank cars moving in high-hazard flammable trains (“HHFTs”) and related speed restrictions, as well as other requirements, including the use of electronically controlled pneumatic (“ECP”) brakes. As part of the surface transportation reauthorization bill known as the FAST Act, which was enacted on December 4, 2015, Congress substituted certain modified requirements supported by the industry, and also provided for re-visitation of the ECP brake requirement through an 18-month independent study of the costs, benefits and operational impacts of ECP brakes to be conducted by the Government Accountability Office, in addition to further testing. On December 13, 2017, after completing its review of an updated regulatory impact analysis published by PHMSA in October of 2017, the Department of Transportation determined that the final rule’s ECP brake requirements were not economically justified. On September 25, 2018, the Department of Transportation issued a final rule to rescind the final rule’s ECP brake requirement on unit trains with 70 or more loaded cars carrying Class 3 flammable liquids.

Other regulations - Canada

Bill C-49 amended the CN Commercialization Act to increase the maximum proportion of voting shares of CN that can be owned or controlled, directly or indirectly, by any one person together with his or her associates to 25%, up from the

2018 Annual Information Form

15% limit imposed since CN became a public company in 1995. Bill C-49 also provided that CN’s directors may amend CN’s Articles to implement this change without shareholder approval. On May 24, 2018, CN filed Articles of Amendment in order to give effect to this new provision.

Other regulations - Canada and U.S.

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

More specifically, the Company is subject to:

•                 border security arrangements, pursuant to an agreement the Company and Canadian Pacific Railway Company entered into with the CBP and the CBSA;

•                 the CBP’s Customs-Trade Partnership Against Terrorism program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment program;

•                 regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic;

•                 inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection user fee for all traffic entering the U.S. from Canada; and

•                 gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.

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

Trade restrictions

Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S. or the cost associated therewith. Following the expiration of the Softwood Lumber Agreement (“SLA”) between Canada and the U.S., including the expiration of the one year

2018 Annual Information Form

moratorium period preventing the U.S. from launching any trade action against Canadian producers, on January 3, 2018, based on affirmative final determinations by both the U.S. Department of Commerce and the U.S. International Trade Commission, antidumping and countervailing duty orders were imposed on imports of Canadian softwood lumber to the U.S. Canada responded to the imposition by the U.S. of antidumping and countervailing duties, in connection with lumber and other commodities, by filing a complaint with the World Trade Organization.

On November 30, 2018, the U.S., Canada and Mexico signed the United States-Mexico-Canada Agreement (“USMCA”), a new trade agreement to replace the North American Free Trade Agreement, which is subject to ratification by the legislature of each country. The U.S. tariffs on steel and aluminum imports announced March 8, 2018 were unaffected by the USMCA. Additionally, the Government of Canada’s retaliatory tariffs on imports of steel, aluminum and other products from the U.S., which came into effect July 1, 2018, remain unchanged.

4.7         ENVIRONMENTAL MATTERS

Regulatory Compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. In as much as such liability is inherent to railroad and transportation operations, CN is in all material aspects similarly situated relative to its competitors and thus the resulting environmental protection requirements and expenditures are not expected to have a material adverse effect on CN’s competitive position. Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed as incurred. Environmental expenditures that provide a future benefit are capitalized.

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

See Note 17 - Major commitments and contingencies, to CN’s 2018 Annual Consolidated Financial Statements (Financial Statements) for a further discussion of environmental matters, as well as the section entitled “Environmental matters” in the Critical accounting estimates discussion located on pages 44 to 46 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on page 47 of the MD&A, which are incorporated by reference herein.

2018 Annual Information Form

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

See Note 17 - Major commitments and contingencies to the Financial Statements, for further discussion of legal actions, if any, as well as pages 43 and 44 of the MD&A, for a general discussion of personal injury and other claims, which are incorporated by reference herein.

Aboriginal Claims

The Company believes that it possesses unrestricted and absolute title to its lands. However, in recent years, some Aboriginal communities have claimed to have a continuing legal interest in certain lands. They allege this interest prohibits the Company from disposing of the lands when they are no longer needed for railway purposes, except by allowing them to revert to the Crown for the benefit of Aboriginals. This issue is one which will ultimately be decided by the courts; however, regardless of the outcome, there is no perceived material adverse effect, as the right of the Company to continue to occupy and operate over such lands is not being called into question.

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

2018 Annual Information Form

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

4.10       RISK FACTORS

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 46 to 55 of the MD&A, and under the heading “Financial Instruments” for risks associated with the Company’s use of financial instruments located on pages 34 and 35 of the MD&A, which pages are incorporated by reference herein.  See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

ITEM 5           DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.3750 per share, starting with the first quarter of 2016 was increased to $0.4125 per share, starting with the first quarter of 2017, and increased to $0.4550 per share, starting with the first quarter of 2018, and increased to $0.5375 per share, starting with the first quarter of 2019. There can be no assurance as to the amount or timing of such dividends in the future.

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

2018 Annual Information Form

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

6.2         SHARE OWNERSHIP CONSTRAINTS

CN’s Articles provide that where the total number of voting shares held, beneficially owned, or controlled, directly or indirectly, by any one person together with his or her associates exceed 25%, no person shall exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates. Furthermore, all dividends attributable to the percentage of voting shares held by such persons in excess of 25% shall be forfeited, including any cumulative dividend. However, CN’s Articles provide that in the event where the 25% limit is exceeded solely as a result of share buybacks conducted by CN, the only consequence to the relevant shareholder under CN’s Articles is that the shareholder shall not be entitled to exercise the voting rights attached to the common shares held by such shareholder that are in excess of the 25% limit.

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

2018 Annual Information Form

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

2018 Annual Information Form

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

Att: Stock Transfer Department

Overnight Mail Delivery: 250 Royall Street, Canton, Massachusetts 02021

Regular Mail Delivery: P.O. Box 43078, Providence, Rhode Island 02940-3070

Telephone: (303) 262-0600 or 1-800-962-4284

ITEM 8           MARKET FOR SECURITIES

8.1         TRADING PRICE AND VOLUME

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively.  The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2018:

Month	High	Low	Volume
January	106.20	96.81	31,627,565
February	101.59	93.02	31,123,183
March	99.79	90.84	30,508,517
April	101.00	92.81	23,498,093
May	109.85	97.31	27,013,345
June	110.35	104.86	23,986,272
July	118.29	105.26	20,358,801
August	117.58	113.76	16,556,712
September	117.50	110.86	21,423,691
October	118.62	105.15	37,578,605
November	115.14	109.01	22,588,955
December	115.91	96.46	30,688,513

2018 Annual Information Form

8.2         PRIOR SALES

On February 6, 2018, under its previous shelf prospectus and registration statement, the Company issued US$300 million 2.40% Notes due 2020 and $US600 million 3.65% Notes due 2048 in the U.S. capital markets, detailed in the following table:

Security	Notes due 2020	Notes 2048
Size of Offering:	US$300,000,000	US$600,000,000
Maturity Date:	February 3, 2020	February 3, 2048
Coupon Rates:	2.4%	3.65%
Net Proceeds of Issue:	US$299,289,000	US$588,594,000
Public Offering Price:	99.963%	98.974%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.

In addition, on July 31, 2018, under its current shelf prospectus and registration statement, the Company issued $350 million 3.20% Notes due 2028 and $450 million 3.60% Notes due 2048 in the Canadian capital markets, detailed in the following table:

Security	Notes due 2028	Notes due 2048
Size of Offering:	$350,000,000	$450,000,000
Maturity Date:	July 31, 2028	July 31, 2048
Coupon Rates:	3.20%	3.60%
Net Proceeds of Issue:	$346,997,000	$441,000,000
Public Offering Price:	99.542%	98.5%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases.

In addition, on November 7, 2018, under its current shelf prospectus and registration statement, the Company issued $650 million 4.45% Notes due 2049 in the U.S. capital markets, detailed in the following table:

Security	Notes due 2049
Size of Offering:	US$650,000,000
Maturity Date:	January 20, 2049
Coupon Rates:	4.45%
Net Proceeds of Issue:	US$644,221,500
Public Offering Price:	99.986%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases and other business opportunities.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2018, the Company had total commercial paper borrowings of $1,175 million (US$862 million). The weighted-average interest rate on these borrowings was 2.47%.

2018 Annual Information Form

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

Edith E. Holiday Florida, U.S.A. June 1, 2001	Corporate Director and Trustee
V. Maureen Kempston Darkes, O.C., D. COMM., LL.D. Ontario, Canada Florida, U.S.A. March 29, 1995	Corporate Director
The Hon. Denis Losier, P.C., LL.D., C.M. New Brunswick, Canada October 25, 1994	Corporate Director
The Hon. Kevin G. Lynch, P.C., O.C., PH. D., LL.D. Ontario, Canada April 23, 2014	Vice-Chair, BMO Financial Group (bank)
James E. O’Connor Florida, U.S.A. April 27, 2011	Corporate Director

2018 Annual Information Form

Name Province or State of Residence and Date of First Election/Appointment to Board	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Robert Pace, D. COMM., C.M. Nova Scotia, Canada October 25, 1994	Chair of the Board of Directors, CN President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services)
Robert L. Phillips British Columbia, Canada April 23, 2014	President, R.L. Phillips Investments Inc.
Jean-Jacques Ruest Quebec, Canada July 24, 2018	President and Chief Executive Officer	Interim President and Chief Executive Officer; Executive Vice-President and Chief Marketing Officer
Laura Stein California, U.S.A. April 23, 2014	Executive Vice-President - General Counsel & Corporate Affairs, The Clorox Company (marketer and manufacturer of consumer products)	Senior Vice-President, General Counsel, The Clorox Company

Committee Membership

As of the date hereof, the membership of each Board committee is composed of the following directors:

Audit Committee

Donald J. Carty (chair), Edith E. Holiday, V. Maureen Kempston Darkes, the Hon. Kevin G. Lynch, James E. O’Connor, Laura Stein.

Finance Committee

Robert L. Phillips (chair), Shauneen Bruder, Julie Godin, Edith E. Holiday, V. Maureen Kempston Darkes, James E. O’Connor, Laura Stein.

Corporate Governance and Nominating Committee

The Hon. Denis Losier (chair), Ambassador Gordon D. Giffin, Julie Godin, V. Maureen Kempston Darkes, the Hon. Kevin G. Lynch, Robert Pace, Robert L. Phillips.

Donations and Sponsorships Committee

Robert Pace (chair), Shauneen Bruder, the Hon. Denis Losier, James E. O’Connor, Jean-Jacques Ruest.

Environment, Safety and Security Committee

Laura Stein (chair), Donald J. Carty, Ambassador Gordon D. Giffin, Julie Godin, James E. O’Connor, Robert Pace, Robert L. Phillips.

2018 Annual Information Form

Human Resources and Compensation Committee

The Hon. Kevin G. Lynch (chair), Shauneen Bruder, Donald J. Carty, Julie Godin, Robert L. Phillips, Laura Stein.

Pension and Investment Committee

Edith E. Holiday (chair), Shauneen Bruder, Donald J. Carty, V. Maureen Kempston Darkes, Ambassador Gordon D. Giffin, the Hon. Denis Losier, the Hon. Kevin G. Lynch.

Strategic Planning Committee

James E. O’Connor (chair), Shauneen Bruder, Donald J. Carty, Ambassador Gordon D. Giffin, Julie Godin, Edith E. Holiday, V. Maureen Kempston Darkes, the Hon. Denis Losier, the Hon. Kevin G. Lynch, Robert Pace, Robert L. Phillips, Jean-Jacques Ruest, Laura Stein.

9.2         AUDIT COMMITTEE DISCLOSURE

The Audit Committee Charter is reproduced in its entirety at Schedule A of this AIF.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of six independent directors, namely, Donald J. Carty, chair of the Audit Committee, Edith E. Holiday, V. Maureen Kempston Darkes, the Hon. Kevin G. Lynch, James E. O’Connor and Laura Stein.

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the Board of Directors to be financially literate, as such term is defined under Canadian and U.S. securities laws and regulations and the NYSE Corporate Governance Standards. The Board of Directors has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Carty, Chair of the Audit Committee since April 23, 2014, is the retired Vice-Chairman and Chief Financial Officer of Dell, Inc., a position he assumed from January 2007 until June 2008. Before joining Dell, Mr. Carty retired in June 2003 as Chairman and CEO of AMR Corporation and American Airlines. He had previously served as President, Executive Vice-President - Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines.  He was President and CEO of CP Air from 1985 to 1987. Mr. Carty is chairman of the board of directors of Porter Airlines, Inc. and is serving as a director and member of the audit committees of VMWare, Inc. and Hawaiian Holdings, Inc. Mr. Carty holds a Master of Business Administration from the Harvard Business School.

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

2018 Annual Information Form

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

The Honorable Kevin G. Lynch is Vice-Chair, BMO Financial Group. In this role, Dr. Lynch is a key strategic advisor to senior management and represents BMO in domestic and international markets. Prior to joining BMO, Dr. Lynch built a distinguished public service career in the Government of Canada. Before his retirement in 2009, he served as Clerk of the Privy Council, Secretary to the Cabinet, and Head of the Public Service of Canada. Dr. Lynch began his public service career at the Bank of Canada in 1976 and has held a number of senior positions in the Government of Canada. These included the post of Deputy Minister of Industry, from 1995 to 2000, and Deputy Minister of Finance, from 2000 to 2004. From 2004 to 2006, he served as Executive Director (for the Canadian, Irish and Caribbean constituency) at the International Monetary Fund in Washington, D.C. Dr. Lynch is the Chair of SNC-Lavalin Group Inc. and a director of CNOOC Limited. The Honorable Kevin G. Lynch earned his master’s in Economics from the University of Manchester and a doctorate in Economics from McMaster University.

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

Ms. Stein is the Executive Vice-President - General Counsel & Corporate Affairs of The Clorox Company, where she serves on the executive committee. From 2000-2005, Ms. Stein was Senior Vice-President, General Counsel of the H.J. Heinz Company. She was also previously a corporate lawyer with Morrison & Foerster in San Francisco and Hong Kong. Ms. Stein is a director and member of the audit committee of Franklin Resources, Inc. Ms. Stein received her J.D. from Harvard Law School, and is a graduate of Dartmouth College where she earned an undergraduate and master’s degrees.

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2018 and 2017, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees (1)	2018	2,017
Audit	$2,745,000	$2,695,000
Audit-related	$1,243,000	$1,068,000
Tax	$1,143,000	$1,458,000
All Other	$417,000	—
Total Fees	$5,548,000	$5,221,000

(1) Fees rounded to the nearest thousand.

2018 Annual Information Form

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2018 and 2017.

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

All Other fees

Consists of fees related to cybersecurity services.

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

2018 Annual Information Form

9.3         EXECUTIVE OFFICERS

The following table lists the senior executive officers of the Company as of the date hereof:

Name and Province or State of Residence	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Jean-Jacques Ruest Quebec, Canada	President and Chief Executive Officer	Interim President and Chief Executive Officer; Executive Vice-President and Chief Marketing Officer
Matthew Barker Alberta, Canada	Senior Vice-President, Network Technology and Operations Planning	Vice-President, Network Operations and Planning; Vice-President, Network Transportation
Mike Cory Quebec, Canada	Executive Vice-President and Chief Operating Officer	Senior Vice-President, Western Region
Janet Drysdale Quebec, Canada	Vice-President, Financial Planning	Vice-President, Corporate Development and Sustainability; Vice-President, Corporate Development; Vice-President, Investor Relations; Director, Economics and Strategy
Michael Farkouh Quebec, Canada	Vice-President, Eastern Region	Vice-President, Safety and Sustainability; Assistant Vice-President, British Columbia South; General Manager, British Columbia South
Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer
Michael Foster Quebec, Canada	Senior Vice-President, Chief Information and Technology Officer	Senior Vice-President IT and Chief Information Officer, FedEx Freight
Ghislain Houle Quebec, Canada	Executive Vice-President and Chief Financial Officer	Vice-President and Corporate Comptroller; Vice-President, Financial Planning
Kimberly A. Madigan Quebec, Canada	Senior Vice-President, Human Resources	Vice-President, Human Resources
Doug MacDonald Alberta, Canada	Senior Vice-President, Rail Centric Supply Chain Growth.	Vice-President, Bulk; Vice-President Industrial Products
Marlene Puffer Quebec, Canada	President and Chief Executive Officer, CN Investment Division	Partner, Alignvest Investment Management
Keith Reardon Ontario, Canada	Senior Vice-President, Consumer Product Supply Chain Growth	Vice-President of Intermodal and Automotive; Vice-President of Intermodal Services
Doug Ryhorchuk Alberta, Canada	Vice-President, Western Region	General Manager - Alberta
Derek Taylor Illinois, U.S.A.	Vice-President, Southern Region	General Manager - Illinois; General Manager - Wisconsin

2018 Annual Information Form

The senior executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at December 31, 2018, the directors and the members of the executive committee, including the senior executive officers mentioned above, of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 1,184 thousand Common Shares of the Company, representing approximately 0.16% of the outstanding Common Shares.

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

2018 Annual Information Form

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

ITEM 11           INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2018 Annual Consolidated Financial Statements and Notes thereto prepared under U.S. generally accepted accounting principles. We are advised that, as at the date hereof, KPMG LLP is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ITEM 12           ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and MD&A for its most recently completed financial year.  Additional information, including directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular prepared in respect of its annual meeting of shareholders to be held on April 30, 2019 (Circular). The Circular will become available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca on or about March 26, 2019.

2018 Annual Information Form

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

2018 Annual Information Form

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

2018 Annual Information Form

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

CANADIAN NATIONAL RAILWAY COMPANY

/s/ Sean Finn
Name:	Sean Finn
Title:	Executive Vice-President Corporate Services and Chief Legal Officer
Date:	February 1, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis for the year ended December 31, 2018*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2018*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

*Incorporated by reference from the Registrant’s Form 6-K dated February 1, 2019.