Form 40-F
period 2019-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2020-02-03
CIK 16868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY

(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

3.65% notes due February 3, 2048

4.45% notes due January 20, 2049

7.70% 100-year debentures due September 15, 2096

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2019,  714,063,096 common shares were issued and outstanding.

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2019, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading “Auditors’ Fees” in Item 9.2 of the Registrant’s 2019 annual information form included in this Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off Balance Sheet Arrangements” set forth in the 2019 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the 2019 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit Committee are set forth under the heading “Composition of the Audit Committee” in Item 9.2 of the Registrant’s 2019 annual information form included in this Form 40-F .

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

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities

3

CANADIAN NATIONAL

RAILWAY COMPANY

2019

ANNUAL INFORMATION FORM

January 31, 2020

2019 Annual Information Form

ITEM 1           GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (AIF), the information contained herein is given as of December 31, 2019. All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (GAAP), unless otherwise indicated.

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

2019 Annual Information Form

environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States (“U.S.”). Reference should be made to the discussion of business risks in CN’s 2019 Management’s Discussion and Analysis (“MD&A”) for detailed information on major risk factors, which may be found online on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov through EDGAR, and on CN’s website, at www.cn.ca in the Investors section.

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

ITEM 2           INCORPORATION

2.1         INCORPORATION OF THE ISSUER

CN was incorporated in 1919 by special act of the Parliament of Canada with the appointment of its first Board of Directors by Order in Council in 1922. CN’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995.  On November 9, 1995, CN filed Articles of Amendment in order to subdivide its outstanding common shares (“Common Shares”). As of November 28, 1995, CN ceased to be a Crown corporation and became a publicly held corporation with its Common Shares listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). On April 19, 2002, CN filed Articles of Amendment in order to provide that shareholder meetings may be held at certain specified places in the U.S. Pursuant to amendments to CN Commercialization Act, on May 24, 2018, CN filed Articles of Amendment in order to increase the maximum percentage of voting shares of CN that can be owned or controlled, directly or indirectly, by any one person together with his or her associates to 25%, up from the 15% limit imposed since CN became a public company in 1995. Such constating documents are hereinafter collectively referred to as the Articles.

CN’s Articles provide that the head office of the Company shall be situated in the Montreal Urban Community, Province of Quebec, Canada. The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is 1-888-888-5909.

2.2         SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2019, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of Incorporation
North American Railways, Inc.	Delaware
Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Company	Michigan
Illinois Central Corporation	Delaware
Illinois Central Railroad Company	Illinois
Wisconsin Central Ltd.	Delaware

The financial statements of each of the above principal subsidiaries are consolidated within CN’s financial statements.

2019 Annual Information Form

ITEM 3           GENERAL DEVELOPMENT OF THE BUSINESS

3.1         GENERAL DEVELOPMENT OF THE BUSINESS DURING THE LAST THREE YEARS

CN’s goal is to deliver valuable transportation services for its customers and to grow the business faster than the economy and at low incremental cost. The initiatives undertaken by CN in the last three years to achieve its growth and profitability goals and to enhance shareholder value can be grouped into a few key areas. These include acquisitions and dispositions, targeted capital investment spending including deployment of advanced information technologies, and other initiatives to strengthen the Company’s position in the marketplace, as well as financial management initiatives, as described below.

2019 Highlights

Leadership Changes

On May 21, 2019, CN announced the retirement of Mike Cory from his role as Executive Vice-President and Chief Operating Officer (“COO”) of the Company and that Rob Reilly had been appointed as Executive Vice-President and COO.

On November 19, 2019, CN announced that Michael Foster would leave the Company on November 29, 2019, and that Rob Reilly, Executive Vice-President and COO, would assume interim responsibility for the Company’s Information and Technology function, while the Company carried out a global search for a chief information and technology officer.

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

CN’s success and long-term economic viability depend on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN’s success also depends on a stream of capital investments that supports its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock, to information and operating technologies, and other equipment and assets that improve the safety, efficiency and reliability of CN’s service offering. Investments in track infrastructure enhance the productivity and integrity of the plant, increase the capacity and the fluidity of the network, promote service excellence and support growth at low incremental cost. The acquisition of new locomotives and railcars generates several key benefits. New locomotives increase capacity, fuel productivity and efficiency, and improve the reliability of service. Locomotives equipped with distributed power allow for greater productivity of trains, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN’s network. CN is also investing in, and deploying, advanced technology. CN pioneered scheduled railroading and its vision is to be the first railroad to take it to the next level, using advanced technology as a driver for safety, customer and shareholder value.

2019 Annual Information Form

In 2019, the Company completed a record capital expenditure program, investing approximately $3.9 billion, with $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure. CN’s capital spending also included $1.2 billion on strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, $0.9 billion on equipment capital expenditures, including the acquisition of 154 new high-horsepower locomotives and 560 new grain hopper cars, and $0.2 billion on implementation of Positive Train Control (PTC), the safety technology system mandated by the U.S. Congress.

The Company views technology as a key driver of its strategic agenda. In 2019, the Company initiated the deployment of several technology initiatives to CN’s network, including automated railcar inspection, automated track inspection and mobile digital toolkits for field employees.

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

Acquisitions and Dispositions

On December 2, 2019, following satisfaction of all closing conditions, the Company acquired the intermodal temperature-controlled transportation division of the Alberta-based H&R Transport Limited (“H&R”). The acquisition positions CN to expand its presence in moving customer goods by offering more end to end rail supply chain solutions to a wider range of customers. H&R results of operations have been included in the Company’s results of operations since the acquisition date, December 2, 2019. H&R revenues are included as freight revenues in the intermodal commodity group.

On August 29, 2019, the Company announced it had reached an agreement to acquire the Massena rail line from CSX Corporation, which represents more than 220 miles of track between Valleyfield, Quebec, and Woodard, New York. The acquisition will allow CN to continue to expand its network and foster additional supply chain solutions. The acquisition remains subject to regulatory review.

On March 20, 2019, following satisfaction of all closing conditions, the Company acquired the Manitoba-based TransX Group of Companies (“TransX”). TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positions CN to strengthen its intermodal business, and allows the Company to expand capacity and foster additional supply chain solutions, to continue to create value for customers. TransX’s results of operations have been included in the Company’s results of operations, since the acquisition date, March 20, 2019. TransX’s revenues are included as freight revenues in the intermodal commodity group.

Financial Management Initiatives

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company’s revolving credit facility. As of May 5, 2019, the maximum aggregate principal amount of commercial paper that could be issued increased from $1.8 billion to $2.0 billion, or the U.S. dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. As at December 31, 2019, the Company had total commercial paper borrowings of $1,277 million (U.S. $983 million). The weighted-average interest rate on these borrowings was 1.77%.

The Company has an agreement, expiring on February 1, 2021, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. As at December 31, 2019, the Company had accounts receivable securitization borrowings of $200 million, secured

2019 Annual Information Form

by and limited to $224 million of accounts receivable.The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use.

The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes, including backstopping the Company’s commercial paper programs. On March 15, 2019, the Company’s revolving credit facility agreement was amended, which extended the term of the credit facility by one year and increased the credit facility from $1.8 billion to $2.0 billion, effective May 5, 2019. The amended credit facility of $2.0 billion consists of a $1.0 billion tranche maturing on May 5, 2022 and a $1.0 billion tranche maturing on May 5, 2024. Under the amended credit facility, the Company has the option to request an extension once a year to maintain the tenors of three years and five years of the respective tranches subject to the consent of the individual lenders. The accordion feature, which provides for an additional $500 million of credit under the facility remains unchanged. The credit facility agreement contains customary terms and conditions, which were substantially unchanged by the amendment. The credit facility provides for borrowings at various benchmark interest rates, plus applicable margins, based on CN’s debt credit ratings. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2019, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2019.

On July 25, 2019, the Company entered into an agreement for a non-revolving term loan credit facility in the principal amount of up to US$300 million, secured by rolling stock, which may be drawn upon during the period from July 25, 2019 to March 31, 2020. Term loans made under the facility have a tenor of 20 years, bear interest at a variable rate, and are prepayable at any time without penalty. The credit facility is available for financing or refinancing the purchase of equipment. As at December 31, 2019, the Company had no outstanding borrowings under its non-revolving credit facility and there were no draws during the year ended December 31, 2019. On January 24, 2020, the Company requested a borrowing of US$300 million under its non-revolving credit facility. The funds are expected to be received on February 3, 2020.

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2019, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2022. The agreements are held with various banks to support the Company’s requirements to post letters of credit in the ordinary course of business. Under the agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2019, the Company had outstanding letters of credit of $424 million under the committed facilities from a total available amount of $459 million and $149 million under the uncommitted facilities. As at December 31, 2019, included in Restricted cash and cash equivalents was $429 million and $90 million pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

On February 8, 2019, under its current shelf prospectus and registration statement, the Company issued $350 million 3.00% Notes due 2029 and $450 million 3.60% Notes due 2049 in the Canadian capital markets, which resulted in total net proceeds of $790 million.

On November 1, 2019, under its current shelf prospectus and registration statement, the Company issued $450 million 3.05% Notes due 2050 in the Canadian capital markets, which resulted in net proceeds of $443 million.

On January 28, 2020, the Company’s Board of Directors approved a new normal course issuer bid, which allows for the repurchase of up to 16 million common shares, over a twelve-month period, between February 1, 2020 and January 31, 2021.

2019 Annual Information Form

Significant Collective Agreements

Canadian workforce

On February 5, 2019, the collective agreement with the United Steelworkers governing track and bridge workers was ratified by its members, renewing the collective agreement for a five-year term expiring on December 31, 2023.

On March 22, 2019, CN received notice to commence collective bargaining with the Teamsters Canada Rail Conference (TCRC) to renew the collective agreements covering conductors and yard service employees. On June 26, 2019, the Minister of Labour appointed conciliators to assist the parties in their negotiations. On August 23, 2019, the parties agreed to extend the conciliation period. On November 19, 2019, the TCRC initiated strike action and on November 26, 2019 a tentative agreement was reached to renew the collective agreements. On January 31, 2020, the collective agreements were ratified by its members renewing the collective agreements for a three-year term, retroactive from July 23, 2019.

On May 10, 2019, the collective agreements with Unifor for three bargaining units covering clerical and intermodal employees, and other classifications, were ratified by its members, renewing the collective agreements for a 45-month term expiring on December 31, 2022. On October 2, 2019, subsequent to the tentative agreement reached with Unifor to renew the collective agreement governing owner-operator truck drivers which was rejected by the membership on May 10, 2019, a revised agreement was ratified by its members, renewing that collective agreement through December 31, 2023.

On June 14, 2019, the collective agreement with the TCRC governing rail traffic controllers was ratified by its members, renewing the collective agreements for a four-year term expiring on December 31, 2022.

The Company’s collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted.

U.S. workforce

As of January 31, 2020, collective agreements covering all non-operating and operating craft employees at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC) and Bessemer & Lake Erie Railroad Company (BLE), and all employees at Pittsburgh and Conneaut Dock Company (PCD) were ratified. The tentative agreement covering the laborers represented by the United Steelworkers at PCD was reached on December 23, 2019 and was ratified by its members on December 27, 2019. Agreements in place have various moratorium provisions, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE currently participate in, for collective agreements covering all non-operating and operating employees. The next national bargaining round has commenced.

2018 Highlights

Leadership Changes

On March 5, 2018, CN announced the departure of Luc Jobin from his role as President and Chief Executive Officer (“CEO”) of the Company, as well as the appointment of Executive Vice-President and Chief Marketing

2019 Annual Information Form

Officer Jean-Jacques Ruest to Interim President and CEO. On July 24, 2018, the Company announced that Jean-Jacques Ruest had been appointed as President and CEO and a member of the Board of Directors of the Company.

Strategic Initiatives and Capital Spending

Extensive reinvestment in CN’s business resulted in a record 2018 capital expenditure program of $3.5 billion, including $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure. CN’s capital spending also included $1.0 billion on strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, $0.5 billion on equipment capital expenditures, including the acquisition of 500 new centerbeam cars and 65 new high-horsepower locomotives, and $0.4 billion on implementation of PTC, the safety technology mandated by the U.S. Congress.

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

On April 9, 2018, the Company completed the transfer of its capital lease in the passenger rail facilities in Montreal, Quebec, together with its interests in related railway operating agreements, for cash proceeds of $115 million. The transaction resulted in a gain of $184 million ($156 million after-tax) that was recorded in Other income on that date. The gain included the difference between the net book value of the asset and the cash proceeds, the extinguishment of the capital lease obligation, and the recognition of a gain previously deferred from a sale-leaseback transaction.

On September 5, 2018, the Company completed the sale of property located in Montreal, Quebec for cash proceeds of $40 million. The transaction resulted in a gain of $36 million ($32 million after-tax) that was recorded in Other income on that date.

On October 30, 2018, the Company announced it had reached an agreement to acquire TransX. TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positions CN to strengthen its intermodal business and provide transportation options that bring supply chain flexibility to its customers.

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

2019 Annual Information Form

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

The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes, including backstopping the Company’s commercial paper programs. On March 15, 2018, the Company’s revolving credit facility agreement was amended, which extended the term of the credit facility by one year and increased the credit facility from $1.3 billion to $1.8 billion, effective May 5, 2018. The amended credit facility of $1.8 billion consists of a $900 million tranche maturing on May 5, 2021 and a $900 million tranche maturing on May 5, 2023. The accordion feature, which provides for an additional $500 million of credit under the facility, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders, remained unchanged. The credit facility agreement contains customary terms and conditions, which were substantially unchanged by the amendment. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate, plus applicable margins, based on CN’s debt credit ratings. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2018, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2018.

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

On February 6, 2018, under its previous shelf prospectus and registration statement dated January 5, 2016, the Company issued US$300 million ($374 million) 2.40% Notes due 2020 and US$600 million ($749 million) 3.65% Notes due 2048 in the U.S. capital markets, which resulted in total net proceeds of $1,106 million.

On July 31, 2018, under its shelf prospectus and registration statement dated February 13, 2018, the Company issued $350 million 3.20% Notes due 2028 and $450 million 3.60% Notes due 2048 in the Canadian capital markets, which resulted in total net proceeds of $787 million.

On August 30, 2018, the Company redeemed its US$550 million 5.55% Notes due 2019 for US$558 million ($720 million), which resulted in a loss of US$8 million ($10 million) that was recorded in Other income.

2019 Annual Information Form

On November 7, 2018, under its shelf prospectus and registration statement dated February 13, 2018, the Company issued US$650 million ($854 million) 4.45% Notes due 2049 in the U.S. capital markets, which resulted in net proceeds of $845 million.

The proceeds from the debt issuances were used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

On October 23, 2018, the Board of Directors approved a normal course issuer bid which allowed for the repurchase of up to 5.5 million Common Shares, over a three-month period, between October 30, 2018 and January 31, 2019, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. CN implemented a three-month normal course issuer bid in order to co-ordinate all capital allocation decisions, including dividends and capital expenditures, to allow the Company to provide comprehensive guidance in January 2019. A total of 4.1 million Common Shares were repurchased under that program.

On January 29, 2019, the Board of Directors approved a new normal course issuer bid, which allowed for the repurchase of up to 22 million Common Shares, over a twelve-month period, between February 1, 2019 and January 31, 2020, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX.

Significant Collective Agreements

Canadian workforce

On May 23, 2018, the collective agreement with the TCRC governing approximately 1,800 locomotive engineers was ratified by its members, renewing the collective agreement for a five-year term expiring on December 31, 2022.

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

On December 19, 2018, CN reached a tentative agreement with the United Steelworkers to renew that collective agreement and was ratified by its members on February 5, 2019.

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

2019 Annual Information Form

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE participated in, for collective agreements covering non-operating employees. This national bargaining concluded in 2018 with successor collective bargaining agreements in place for all railroad unions, including all of CN’s non-operating craft employees. Collective agreements covering operating employees at GTW, ICC, WC and BLE, and all employees at PCD continue to be bargained on a local (corporate) basis. CN had ratified agreements with 12 of 18 bargaining units covering approximately 1,600 of CN’s operating craft employees. The remaining six collective agreements, covering approximately 1,750 operating craft employees and the employees at PCD represented by United Steelworkers, were all subsequently ratified by December 27, 2019.

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

On March 3, March 22 and April 26, 2017, the Company announced that it entered into agreements with third parties to repurchase Common Shares through daily purchases subject to an aggregate maximum of 5,629,700 Common Shares. The purchases took place from March 10, 2017 to June 14, 2017. Pursuant to the terms of the agreements, and subject to the terms of issuer bid exemption orders issued by the Ontario Securities Commission and the Autorité des marchés financiers, the third parties purchased CN’s Common Shares on the open market for their own account in accordance with the rules applicable to the normal course issuer bid, for the purpose of ultimately fulfilling their delivery obligations to CN under the agreements. The price that CN paid for Common Shares purchased by it from the third parties under the agreements was negotiated by CN and the third parties and was at a discount to the prevailing market price of CN’s Common Shares on the TSX at the time of the purchase. All the purchases formed part of CN’s then current normal course issuer bid.

Significant Collective Agreements

Canadian workforce

On April 26, 2017, the tentative agreement reached on March 20, 2017 with the International Brotherhood of Electrical Workers, governing approximately 700 signals and communications workers, was ratified by its members. The new collective agreement will expire on December 31, 2021.

2019 Annual Information Form

On August 4, 2017, the tentative agreement reached on May 29, 2017 with the TCRC, governing approximately 3,000 train conductors and yard coordinators, was ratified by its members. This collective agreement expired on July 22, 2019.

On September 1, 2017, the Company served notice to commence bargaining for the renewal of the collective agreements with the TCRC governing approximately 1,700 locomotive engineers, which expired on December 31, 2017. On January 12, 2018, the TCRC requested conciliation assistance from the Minister of Labour. On January 26, 2018, three conciliation officers were appointed by the Minister of Labour to assist the parties with their negotiations.  On May 23, 2018 the collective agreement was ratified by its members and will expire on December 31, 2022.

The collective agreement with the Canadian National Railway Police Association governing approximately 70 police agents was renewed for a six-year term, expiring on December 31, 2023, and was ratified by its members on January 21, 2018.

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

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE have agreed to participate in, for collective agreements covering non-operating employees. The National Carriers Conference Committee, representing the rail carriers, has reached a ratified agreement with a union coalition representing six bargaining units. This agreement resolved contract terms for CN’s signal, dispatcher and fireman/oiler employees. A second tentative agreement with the coalition representing CN’s machinist, electrician, clerical and carmen employees is subject to employee ratification was concluded in February of 2018. Bargaining continued under the direction of the National Mediation Board with the coalition representing CN’s track laborer and sheet metal worker employee groups. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continued to be bargained on a local (corporate) basis. Fifteen of the sixteen collective agreements covering approximately 98% of the operating craft employees were under negotiation at that time.  All have been subsequently ratified.

Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

3.2         STRATEGY OVERVIEW

For a discussion of the Company’s business strategy and anticipated developments for 2020, please see the section entitled “Strategy overview” on pages 3 to 7 of the MD&A, which are incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section.

2019 Annual Information Form

ITEM 4           DESCRIPTION OF THE BUSINESS

4.1         OVERVIEW

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the cities and ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans and Mobile (Alabama), and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth (Minnesota)/Superior (Wisconsin) and Jackson (Mississippi), with connections to all points in North America. CN’s extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the United States (U.S.) and Mexico. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries over 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2019, CN’s largest commodity group accounted for 25% of total revenues. From a geographic standpoint, 16% of revenues relate to U.S. domestic traffic, 34% transborder traffic, 17% Canadian domestic traffic and 33% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

4.2         COMMODITY GROUPS

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 12 to 16 of the MD&A, which are incorporated by reference herein.

4.3         COMPETITIVE CONDITIONS

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the Business risks discussion located on page 45 of the MD&A, which is incorporated by reference herein.

2019 Annual Information Form

4.4         LABOR

As at December 31, 2019, CN employed a total of 25,975 employees, of which 19,558 were unionized employees.

For a discussion of CN’s labour negotiations, please see the section entitled “Labor negotiations” in the Business risks discussion located on pages 46 and 47 of the MD&A, which are incorporated by reference herein.

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

4.6         REGULATION

The Company’s operations are subject to regulations both in Canada and in the U.S. A summary of such regulations is provided below. For a complete discussion of recent and pending legislative and other regulatory developments both in Canada and in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 47 to 50 of the MD&A, which are incorporated by reference herein.

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

FOA is used in cases of rate disputes between a shipper and a railway company and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. Long haul interswitching provisions can be invoked to require an originating railway company to issue to a shipper with access to a single rail carrier a rate covering the movement to the nearest interchange with another railroad determined by the CTA  on the basis of comparable commercial rates. In addition, certain rail shipments of export grain are subject to a

2019 Annual Information Form

government-established revenue cap, which effectively specifies a maximum revenue entitlement that railways can earn.

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

When a railway company wants to sell or abandon lines, the CTA encourages their sale to other railway companies for continued operations and provides the framework for line discontinuance. The railway companies are required to publish a plan for lines they intend to discontinue within the next three years. Prior to discontinuance, the line must be advertised as being for sale for continued rail operation and, if no interest is shown, must be offered specifically for sale to applicable federal, provincial and municipal governments as well as urban transit authorities. The entire process typically takes less than 24 months. The Company’s operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labor regulations, which are in many respects similar when comparing Canadian and U.S. regulations.

Economic regulation - U.S.

The Company’s U.S. rail operations are subject to economic regulation by the Surface Transportation Board (“STB”). The STB serves as both an adjudicatory and regulatory body and has jurisdiction over certain railroad rate and service issues, and carrier practices. It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, acquisition or abandonment of rail lines, railroad consolidations, and labor protection provisions in connection with the foregoing. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. Recent proposals in proceedings undertaken by the STB in a number of significant matters remain pending. For further details on such proceedings, see the section entitled “Regulation - Economic regulation - U.S.” in the Business risks discussion located on page 47 of the MD&A, which is incorporated by reference herein.

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

2019 Annual Information Form

In 2014, Transport Canada’s new Grade Crossings Regulations under the Railway Safety Act came into force, which establish specific standards for new grade crossings and requirements that existing crossings be upgraded to basic safety standards by November 2021, as well as safety related data that must be provided by railway companies on an annual basis. The Company has complied with the information requirements by providing road authorities with specific information respecting public grade crossings. The Company has also initiated the work required to have grade crossings on its network to meet the new standards.

On April 26, 2017, the Minister initiated the review of the Railway Safety Act, which was initially scheduled for 2018, and a panel of three persons was appointed to proceed with the review. On May 31, 2018, the Minister tabled in the

House of Commons the report of the three-person panel. The Minister has not indicated how and when he will answer to the panel’s report.

Transport Canada’s new regulations aimed at lowering the risk of terrorism on the Canadian rail system, entitled Transportation of Dangerous Goods by Rail Security Regulations were adopted on May 6, 2019 but are coming into force in sequence. The provisions under which rail carriers have to conduct security inspections of certain railway vehicles containing dangerous goods, report potential security threats and concerns to the Canadian Transport Emergency Centre, and employ a rail security coordinator are in force since August 6, 2019. The requirements that all rail carriers proactively engage in security planning processes and manage security risks, by introducing security awareness training for employees, security plans that include measures to address assessed risks, and security plan training for employees with duties related to the security plan or security sensitive dangerous goods will come into force on February 6, 2020.

Bill C-49, which came into force on May 23, 2018, contains provisions that amend the Railway Safety Act to prohibit a railway company from operating railway equipment unless the equipment is fitted with prescribed recording instruments and prescribed information is recorded using those instruments, collected and preserved. These changes are not yet in force as regulations detailing their conditions must first be enacted by Transport Canada. On May 24, 2019, Transport Canada published the proposed Locomotive Voice and Video Recorder Regulations (“LVVR”) and invited interested parties to comment by July 24, 2019. The LVVR draft regulations, to be adopted pursuant to the Transportation Modernization Act (Bill C-49), will require railway companies to procure and install LVVR equipment within two years after their coming into force. The LVVR regulations set out the technical specifications of the equipment, deal with record keeping, provide for privacy protection and detail how railway companies can access the information on a random basis. LVVR technology will assist in preventing accidents and facilitate investigations to better understand the circumstances of accidents. On July 24, 2019, CN provided its submission. Transport Canada is expected to issue a revised version of the proposed regulations when all comments have been reviewed.

On December 20, 2018, the Minister issued an order requesting Canadian railway companies to revise the Work/Rest Rules under the Railway Safety Act to reflect the latest fatigue science and fatigue management practices and address a series of related elements.

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

2019 Annual Information Form

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

On October 16, 2008, the U.S. Congress enacted the Rail Safety Improvement Act of 2008, which required all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials of certain thresholds are transported. PTC is a collision avoidance technology designed to override locomotive controls and prevent train-to-train collisions, overspeed derailments, misaligned switch derailments, and unauthorized incursions onto established work zones. Pursuant to the Positive Train Control Enforcement and Implementation Act of 2015 and the FAST Act of 2015, Congress extended the PTC installation deadline until December 31, 2018, with the option for a railroad carrier to complete full implementation by no later than December 31, 2020, provided certain milestones were met by the end of 2018. In 2018, the Company completed the milestones required for the extension and the FRA has approved the extension for the Company to complete full implementation by December 31, 2020. CN has received conditional FRA approval to conduct PTC revenue operation, which enables interoperability testing with other railroads. The FRA is reviewing CN’s PTC Safety Plan. In 2019, CN initiated PTC revenue operation on its remaining subdivisions where PTC is required and began interoperability testing with tenant railroads. Noncompliance with these or other laws and regulations may subject the Company to fines, penalties and/or service interruptions. The implementation of PTC will result in additional capital expenditures and operating costs. In order to implement PTC, the Company has invested in various information technology applications, including back office systems, aimed to enhance the reliability of PTC operations. The Company continues to evaluate the technical and operational merits of its information technology applications. In the event that such evaluations lead to the identification of better or more reliable technology, the Company may consider implementing such technology, which may result in additional costs. PTC may result in reduced operational efficiency and service levels.

On February 28, 2019, in coordination with the FRA, PHMSA issued a final rule for oil spill response plans and information sharing for high-hazard flammable trains for the purpose of improving oil spill response readiness and mitigating the effects of oil-related rail incidents. On March 29, 2019, the Association of American Railroads sought reconsideration from PHMSA of certain aspects of the final rule. On May 29, 2019, PHMSA denied the request for reconsideration.

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

2019 Annual Information Form

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

In Canada, the matter of environmental permits for the Company is complex because of an overlap between federal and provincial jurisdictions. When projects trigger an environmental assessment, CN proceeds in accordance with the Impact Assessment Act, s.c. 2019, c.28. Provincial and municipal environmental legislation may be applicable to CN if such legislation does not aim to regulate the management or operations of railways. Therefore, the Company does not apply systematically for provincial, municipal or local environmental permits for its railway operations in Canada. Because of the multiple jurisdictions, there can be no assurance that additional provincial, municipal or local environmental permits will not be required in the future. The Company may incur additional expenses or changes in its operations if such additional permits were to be required in the future.

See Note 19 - Major commitments and contingencies, to CN’s 2019 Annual Consolidated Financial Statements (Financial Statements) for a further discussion of environmental matters, as well as the section entitled “Environmental matters” in the Critical accounting estimates discussion located on pages 44 to 45 of

2019 Annual Information Form

the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on page 46 of the MD&A, which are incorporated by reference herein.

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

See Note 19 - Major commitments and contingencies to the Financial Statements, for further discussion of legal actions, if any, as well as pages 42 to 44 of the MD&A, for a general discussion of personal injury and other claims, which are incorporated by reference herein.

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

2019 Annual Information Form

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

4.10       RISK FACTORS

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 45 to 53 of the MD&A, and under the heading “Financial Instruments” for risks associated with the Company’s use of financial instruments located on pages 34 and 35 of the MD&A, which pages are incorporated by reference herein.  See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

ITEM 5           DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.4125 per share, starting with the first quarter of 2017 was increased to $0.4550 per share, starting with the first quarter of 2018, and increased to $0.5375 per share, starting with the first quarter of 2019, and increased to $0.5750 per share, starting with the first quarter of 2020. There can be no assurance as to the amount or timing of such dividends in the future.

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

2019 Annual Information Form

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

2019 Annual Information Form

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

The ratings of CN’s securities described above should not be construed as a recommendation to buy, sell, or hold CN securities and do not address the market price or suitability of a specific security for a particular investor. Ratings may be revised or withdrawn at any time by the rating agencies.

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

2019 Annual Information Form

ITEM 7           TRANSFER AGENT AND REGISTRAR

In Canada, the transfer agent and registrar for each class of CN’s publicly issued securities is Computershare Trust Company of Canada and, in the U.S., the co-transfer agent and co-registrar is Computershare Trust Company, N.A., both of which maintain registers of transfers for CN’s securities at the locations specified below:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Toll Free Tel: 1-800-564-6253

Toll Free Fax: 1-888-453-0330

Email: service@computershare.com

Web: www.investorcentre.com\service

Co-transfer agent and co-registrar:

Computershare Trust Company, N.A.

Att: Stock Transfer Department

Overnight Mail Delivery: 462 South 4th Street, Louisville, KY 40202

Regular Mail Delivery: P.O. Box 505005, Louisville, KY 40233-5005

Telephone: (303) 262-0600 or 1-800-962-4284

ITEM 8           MARKET FOR SECURITIES

8.1         TRADING PRICE AND VOLUME

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively.  The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2019:

Month	High	Low	Volume
January	111.80	98.47	27,710,026
February	114.5	107.54	18,634,117
March	120.3	113.2	28,513,764
April	127.38	119.31	22,187,735
May	127.96	119.25	22,778,980
June	123.68	118.86	21,986,632
July	127	119	19,937,117
August	126.43	119.01	19,008,796
September	124.24	117.35	25,744,974
October	119.26	111.56	26,794,273
November	125.98	118.49	24,006,653
December	121.3	116.42	21,879,914

2019 Annual Information Form

8.2         PRIOR SALES

On February 8, 2019, under its current prospectus and registration statement, the Company issued $350 million 3.00% Notes due 2029 and $450 million 3.60% Notes due 2049 in the Canadian capital markets, detailed in the following table:

Security	Notes due 2029	Notes due 2049
Size of Offering:	$350,000,000	$450,000,000
Maturity Date:	February 8, 2029	February 8, 2049
Coupon Rate:	3.00%	3.60%
Net Proceeds of Issue (before expenses):	$346,983,000	$444,073,500
Public Offering Price:	99.538%	99.183%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

In addition, on November 1, 2019, under its current prospectus and registration statement, the Company issued $450 million 3.05% Notes due 2050 in the Canadian capital markets, detailed in the following table:

Security	Notes due 2050
Size of Offering:	$450,000,000
Maturity Date:	November 1, 2050
Coupon Rate:	3.05%
Net Proceeds of Issue (before expenses):	$444,010,500
Public Offering Price:	99.169%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2019, the Company had total commercial paper borrowings of $1,277 million (US$983 million). The weighted-average interest rate on these borrowings was 1.77%.

2019 Annual Information Form

ITEM 9           DIRECTORS AND EXECUTIVE OFFICERS

9.1         DIRECTORS

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election. The following table lists the directors of the Company as of the date hereof:

Name Province or State of Residence and Date of First Election/Appointment to Board	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Shauneen Bruder Ontario, Canada April 25, 2017	Corporate Director	Executive Vice-President, Operations, Royal Bank of Canada
Donald J. Carty, O.C., LL. D. Texas, U.S.A. January 1, 2011	Corporate Director
Ambassador Gordon D. Giffin Georgia, U.S.A. May 1, 2001	Partner, Dentons U.S. LLP (law firm)
Julie Godin Quebec, Canada April 25, 2017	Vice-Chair of the Board, Executive Vice-President, Chief Planning and Administration Officer, CGI Inc. (Information Technology consulting company)

Vice-Chair of the Board, Chief Planning and Administration Officer; Executive Vice-President, Global Human Resources and Strategic Planning, and Vice-Chair of the Board, CGI Inc.; and Executive Vice-President, Human Resources and Strategic Planning

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

2019 Annual Information Form

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

Donations and Sponsorships Committee

Robert Pace (chair), Shauneen Bruder, the Hon. Denis Losier, James E. O’Connor, Jean-Jacques Ruest.

Environment, Safety and Security Committee

Laura Stein (chair), Shauneen Bruder, Donald J. Carty, Ambassador Gordon D. Giffin, James E. O’Connor, Robert Pace, Robert L. Phillips.

2019 Annual Information Form

Human Resources and Compensation Committee

The Hon. Kevin G. Lynch (chair), Shauneen Bruder, Donald J. Carty, Julie Godin, Robert L. Phillips, Laura Stein.

Pension and Investment Committee

Edith E. Holiday (chair), Donald J. Carty, V. Maureen Kempston Darkes, Ambassador Gordon D. Giffin, Julie Godin, the Hon. Denis Losier, the Hon. Kevin G. Lynch.

Strategic Planning Committee

James E. O’Connor (chair), Donald J. Carty, Shauneen Bruder, Ambassador Gordon D. Giffin, Julie Godin, Edith E. Holiday, V. Maureen Kempston Darkes, the Hon. Denis Losier, the Hon. Kevin G. Lynch, Robert Pace, Robert L. Phillips, Jean-Jacques Ruest, Laura Stein.

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

2019 Annual Information Form

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

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2019 and 2018, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees (1)	2019	2018
Audit	$2,718,000	$2,745,000
Audit-related	$1,234,000	$1,243,000
Tax	$1,288,000	$1,143,000
All Other	$50,000	$417,000
Total Fees	$5,290,000	$5,548,000

(1) Fees rounded to the nearest thousand.

2019 Annual Information Form

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2019 and 2018.

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

Tax fees

Fees consist of compliance related services associated to cross-border employee tax filings, for assistance related to the preparation of Canadian and U.S. research and development tax credit filings and other tax compliance services.

All Other fees

Consists of fees related to cybersecurity services and for services related to a foreign subsidiary.

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

2019 Annual Information Form

9.3         EXECUTIVE OFFICERS

The following table lists the executive officers of the Company as of the date hereof:

Name and Province or State of Residence	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Jean-Jacques Ruest Quebec, Canada	President and Chief Executive Officer	Interim President and Chief Executive Officer; Executive Vice-President and Chief Marketing Officer
James Cairns Alberta, Canada	Senior Vice-President, Rail Centric Supply Chain	Vice-President Petroleum and Chemicals
Janet Drysdale Quebec, Canada	Vice-President, Financial Planning	Vice-President, Corporate Development and Sustainability; Vice-President, Corporate Development; Vice-President, Investor Relations
Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer
Ghislain Houle Quebec, Canada	Executive Vice-President and Chief Financial Officer	Vice-President and Corporate Comptroller; Vice-President, Financial Planning
Dorothea Klein Quebec, Canada	Senior Vice-President and Chief Human Resources Officer

Senior Vice-President, Human Resources, Electrification Business, ABB Inc.; Senior Vice President, Human Resources, Americas, ABB Inc.; Chief Human Resources Officer and Secretary of the Nomination and Compensation Committee, Lonza AG

Doug MacDonald Quebec, Canada	Senior Vice-President, Information & Technology	Vice-President, Eastern Region; Senior Vice-President, Rail Centric Supply Chain; Vice-President, Bulk; Vice-President Industrial Products
Keith Reardon Ontario, Canada	Senior Vice-President, Consumer Product Supply Chain	Vice-President, Intermodal and Automotive; Vice-President, Intermodal
Rob Reilly Quebec, Canada	Executive Vice-President, Chief Operating Officer and Interim Chief Information & Technology Officer	Executive Vice-President and Chief Operating Officer, CN; Vice-President Operations, BNSF Railway Company
Doug Ryhorchuk Alberta, Canada	Senior Vice-President, Network Operations	Vice-President, Network Operations; Vice-President, Western Region; General Manager - West

The executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at December 31, 2019, the directors and the executive officers mentioned above of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 1,107 thousand Common Shares of the Company, representing approximately 0.16% of the outstanding Common Shares.

2019 Annual Information Form

9.4         CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, none of such directors or executive officers is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for Mr. Losier, a director of the Company, who was a director of XL-ID Solutions Inc. (formerly Excellium Inc.) (XL-ID) from July 23, 2013 until August 29, 2013. On January 3, 2014, XL-ID announced that it had submitted a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 13, 2014, XL-ID announced that it had received a final order from the Superior Court of Quebec approving the proposal approved by its creditors.

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

ITEM 11           INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2019 Annual Consolidated Financial Statements and  the related notes in conformity with U.S. generally accepted accounting principles. KPMG LLP have confirmed with respect to CN that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to CN under all relevant U.S. professional and regulatory standards.

ITEM 12           ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and MD&A for its most recently completed financial year.  Additional information, including directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular prepared in respect of its annual meeting of shareholders to be held on April 28, 2020 (Circular). The Circular will become available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca on or about March 24, 2020.

2019 Annual Information Form

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

2019 Annual Information Form

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

2019 Annual Information Form

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

CANADIAN NATIONAL RAILWAY COMPANY

/s/ Sean Finn
Name:	Sean Finn
Title:	Executive Vice-President Corporate Services and Chief Legal Officer
Date:	January 31, 2020

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis for the year ended December 31, 2019*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2019*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Incorporated by reference from the Registrant’s Form 6-K dated January 31, 2020.