Form 40-F
period 2020-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2021-02-01
CIK 16868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY

(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

6.375% debentures due November 15, 2037

3.50% notes due November 15, 2042

4.50% notes due November 7, 2043

3.20% notes due August 2, 2046

3.65% notes due February 3, 2048

4.45% notes due January 20, 2049

2.45% notes due May 1, 2050

7.70% 100-year debentures due September 15, 2096

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2020, 711,623,989 common shares were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒  No  ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

1

CONTROLS AND PROCEDURES

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2020, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading “Auditors’ Fees” in Item 9.2 of the Registrant’s 2020 annual information form included in this Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off Balance Sheet Arrangements” set forth in the 2020 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the 2020 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit Committee are set forth under the heading “Composition of the Audit Committee” in Item 9.2 of the Registrant’s 2020 annual information form included in this Form 40-F .

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

3

CANADIAN NATIONAL

RAILWAY COMPANY

2020

ANNUAL INFORMATION FORM

February 1, 2021

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	Management's Discussion & Analysis (as filed on February 1, 2021)

2020 Annual Information Form

ITEM 1 GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (AIF), the information contained herein is given as of December 31, 2020. All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (GAAP), unless otherwise indicated.

As used herein, the “Company” or “CN” refers to, Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries.

Certain statements included in this AIF or incorporated by reference herein are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the impacts of the COVID-19 pandemic on the business operations, financial results and financial position and on the global supply chain, and statements about the economic recovery and its future impact on CN. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.

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
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions

• North American and global economic growth

• Long-term growth opportunities being less affected by current economic conditions

• The COVID-19 pandemic gradually diminishing in intensity in the second half of 2021 following increased vaccination

• No material increase in disruption of CN’s operations or of the economy’s supply chains as a result of the COVID-19 pandemic in the shorter term

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	• Adequate credit ratios • Investment-grade credit ratings • Access to capital markets • Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions

• Adequate cash generated from operations and other sources of financing

• Adequate long-term return on investment on pension plan assets

• Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

2020 Annual Information Form

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the duration and effects of the COVID-19 pandemic; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States ("U.S."). Reference should be made to the discussion of business risks in CN’s 2020 Management’s Discussion and Analysis ("MD&A") for detailed information on major risk factors, which may be found online on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov through EDGAR, and on CN’s website, at www.cn.ca in the Investors section.

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

2020 Annual Information Form

2.2 SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2020, all of which are wholly owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

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

ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS

3.1 GENERAL DEVELOPMENT OF THE BUSINESS DURING THE LAST THREE YEARS

The initiatives undertaken by CN in the last three years to achieve its growth and profitability goals and to enhance shareholder value can be grouped into a few key areas. These include acquisitions and dispositions, targeted capital investment spending including deployment of advanced technologies, and other initiatives to strengthen the Company’s position in the marketplace, as well as financial management initiatives, as described below.

2020 Highlights

Leadership Changes

On August 26, 2020, CN announced the appointment of Dominique Malenfant as Executive Vice-President and Chief Information and Technology Officer (“CITO”) of the Company. Robert Reilly, Executive Vice-President and Chief Operating Officer (“COO”), had assumed these responsibilities on an interim basis since November 2019.

On October 6, 2020, CN announced that Margaret A. McKenzie had been appointed to serve on the Board of Directors of CN.

Strategic Initiatives

CN's business strategy is anchored on the continuous pursuit of Operational and Service Excellence, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN's goal is to deliver valuable transportation services for its customers and to grow the business at a low incremental cost. A clear strategic agenda, driven by a commitment to innovation, productivity, improving supply chains through collaboration, potential acquisitions and other opportunities, running trains safely, and minimizing environmental impact, drives the Company's efforts to create value for customers. CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital. CN is also focused on returning value to shareholders through dividend payments and share repurchases.

2020 Annual Information Form

CN's success and long-term economic viability depend on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN's success also depends on a stream of capital investments that supports its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock, to information and operating technologies, as well as other equipment and assets that improve the safety, efficiency and reliability of CN's service offering. Investments in track infrastructure enhance the productivity and integrity of the plant, increase the capacity and the fluidity of the network, promote service excellence, and support growth at low incremental cost. The acquisition of new locomotives and railcars generates several key benefits. New locomotives increase capacity, fuel productivity and efficiency, and improve the reliability of service. Locomotives equipped with distributed power allow for greater productivity of trains, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN's network. CN is also investing in, and deploying, advanced technology. CN pioneered scheduled railroading and its vision is to be the first railroad to take it to the next level, using advanced technology as a driver for safety as well as customer and shareholder value.

COVID-19 pandemic

The COVID-19 pandemic has necessitated governments, businesses and communities to take extraordinary actions to mitigate the contagion, resulting in unprecedented uncertainty arising from a severe economic contraction. During the first wave of the pandemic, government-mandated widespread closures of non-essential businesses significantly curbed customer demand for transportation services. Following this first wave, governments gradually reopened most areas of the economy, with some segments of the economy subsequently experiencing a recovery in the second half of the year. A second wave of COVID-19 cases began in late 2020 and some governments mandated business closures and other restrictions again, in addition to continued social distancing measures. The focus for CN has been on nimbly adjusting to the partial economic shutdown, and remaining alert to potential further restrictive measures, as well as the high level of uncertainty with respect to the demand environment. As an essential service provider, CN continued to execute its business continuity plans to keep employees safe and deliver for its customers, the economy and the communities in which it operates, demonstrating its key role in the integrated global supply chain.

As CN is part of an integrated global supply chain, the impact of the COVID-19 pandemic on aspects of the supply chain, including ocean carriers, ports, terminals, trucking firms, and other railroads, has a consequent impact on the Company’s operations.

Starting in late March 2020, the spread of the COVID-19 pandemic resulted in significantly weaker demand for freight transportation services. During the second half of the year, demand partially recovered, with sequential improvements in volumes relative to the initial decline in the second quarter. By the fourth quarter, demand for some commodities had recovered at or above pre-pandemic levels, including intermodal, driven by a shift in consumer spending from services to goods, which CN was well-positioned to capitalize on, leveraging the acquisitions of TransX and H&R; and forest products, reflecting strong demand for lumber and panels used in home renovations and construction of new homes. The demand for less economically-sensitive products, such as export grain and fertilizers continued to remain positive compared to last year. The demand for other commodities that CN transports remained below pre-pandemic levels including finished vehicles and parts, pulp and paper, metals and minerals, plastics, chemicals and energy related commodities including petroleum crude, refined petroleum products and frac sand.

2020 Annual Information Form

In response to the rapid partial economic shutdown faced earlier in the year, CN undertook various actions to quickly adapt, significantly increasing its liquidity as well as enhancing its overall financial and operational resilience:

•	CN adjusted its resources and costs to align with the rapid and significant reduction in demand for rail transportation services, including temporarily storing locomotives and railcars, as well as reducing headcount, and rationalizing certain local yards and mechanical shops;

•	In the second half of the year, CN added resources back into the business as volumes began recovering;

•	In light of anticipated lower volumes for the year, the 2020 capital expenditure program was reduced in the first quarter by a net amount of $0.1 billion from $3.0 billion to $2.9 billion;

•	CN paused its share repurchases between the end of March 2020 and January 2021 due to the economic circumstances; and

•	CN secured $390 million of one-year supplementary revolving credit facilities, closed a second tranche of a variable rate, 20-year term loan for US$310 million and issued US$600 million 30-year 2.45% Notes in the U.S. debt capital markets.

CN's focus on sustainability

Sustainability is at the heart of how the Company is building for the future; CN calls this Delivering Responsibly. It means moving customer goods safely and efficiently, being environmentally responsible, attracting and developing the best diverse team of railroaders, helping build safer and stronger communities, while adhering to the highest ethical standards. CN is proud of its Delivering Responsibly philosophy – it drives how the Company conducts its business and supports its continuing transformational journey.

An unwavering commitment to safety

CN is committed to the safety of its employees, the communities in which it operates and the environment. Safety consciousness permeates every aspect of CN's operations. The Company's long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and a focus on employee training and safety awareness. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives. In September 2020, CN established a new conductor training curriculum with a strong emphasis on commitment to safety. Additionally, in 2020, CN provided a year long safety leadership program to over 300 of its leaders in operating functions, with plans to provide the training to another 250 in 2021.

In response to the COVID-19 pandemic, CN deployed its multi-phase Pandemic Plan in March and continued to institute various measures to protect its employees, customers, and the communities in which CN operates:

•	CN's medical team and occupational health department, who are members of the Association of American Railroads Health Committee, have played a pivotal role in CN's pandemic planning, taking direction from the World Health Organization, as well as provincial, state and federal authorities, as required, and offering best practices shared amongst North American railroads.

•	CN implemented preventative measures to ensure the safety of its employees and by extension, of its customers and communities. These measures included a work from home policy for employees not required on site, restriction of employee travel, social distancing measures at CN locations, segregating mission critical rail traffic control employees, and amplifying cleaning regimens on trains, in terminals, in crew accommodation facilities, and in offices.

•	Understanding the importance of timely and reliable information, CN increased employee communications by providing frequent updates on the state of the Company’s operations, as well as employee support for any questions or concerns.

•	With operations spanning eight provinces, 16 states and over 2,000 communities across the Company's network, CN continued to play an important role in the communities in which it operates. CN donated over $1 million to charities directly or indirectly affected by the economic impacts of the pandemic, such as food banks, homeless shelters, domestic violence shelters, healthcare centers, and anti-poverty organizations.

2020 Annual Information Form

Capital Spending

In 2020, the Company completed a capital expenditure program, investing approximately $2.9 billion, with $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure. CN's capital spending also included $0.8 billion on strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, $0.4 billion on equipment capital expenditures, including the acquisition of 41 new high-horsepower locomotives and 1449 new grain hopper cars, and $0.1 billion on implementation of Positive Train Control (PTC), the safety technology system mandated by the U.S. Congress.

Acquisitions and Dispositions

In the second quarter of 2020, the Company committed to a plan and is actively marketing for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario representing approximately 850 miles and has met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their estimated selling price.

On April 6, 2020, the Surface Transportation Board (STB) issued its decision conditionally approving the acquisition of the Massena rail line from CSX Corporation ("CSX"), which the Company announced its agreement to purchase on August 29, 2019. On June 6, 2020, CN and CSX sought reconsideration asking the STB to remove its condition which requires the parties to propose a change to the line sale agreement for the STB's review. The petitions for reconsideration remain pending for the STB's decision. The acquisition represents more than 220 miles of track between Valleyfield, Quebec, and Woodard, New York, and will allow CN to continue to expand its network and foster additional supply chain solutions.

Financial Management Initiatives

On January 28, 2020, the Company's Board of Directors approved a new Normal Course Issuer Bid (NCIB) that allows for the repurchase of up to 16 million common shares between February 1, 2020 and January 31, 2021. CN paused its share repurchases between the end of March 2020 and January 2021 due to the economic circumstances resulting from the pandemic.

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that could be issued is $2.0 billion, or the US dollar equivalent, on a combined basis.The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. As at December 31, 2020, the Company had total commercial paper borrowings of $56 million (U.S. $44 million). The weighted-average interest rate on these borrowings was 0.13%.

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On February 27, 2020, the Company extended the term of its agreement by two years to February 1, 2023. The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. As at December 31, 2020, the Company had no borrowings under the accounts receivable securitization program.

The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes, including backstopping the Company's commercial paper programs. The Company's revolving credit facility of $2.0 billion consists of a $1.0 billion tranche maturing on May 5, 2022 and a $1.0 billion tranche maturing on May 5, 2024. Subject to the consent of the individual lenders, the Company has the option to increase the facility by an additional $500 million during its term and to request an extension once a year to maintain the tenors of three years and five years of the respective tranches. The credit facility provides for borrowings at various benchmark interest rates, plus applicable margins, based on CN's debt credit ratings. In 2020, the Company borrowed $100 million and repaid $100 million on this facility. As at December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility.

2020 Annual Information Form

On March 27, 2020, the Company entered into a $250 million one year revolving credit facility agreement. The credit facility is available for working capital and general corporate purposes and provides for borrowings at various interest rates, plus a margin. On May 19, 2020, the Company entered into a supplement to the original agreement to increase the credit facility to $390 million. As at December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2020.

Both credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.

The Company has a US$300 million, non-revolving term loan credit facility agreement for financing or refinancing the purchase of equipment, which was available to be drawn upon through March 31, 2020. On March 27, 2020, the Company entered into loan supplements to the original agreement for an additional principal amount of US$310 million, which is available to be drawn through March 31, 2021.Term loans made under this facility have a tenor of 20 years, bear interest at a variable rate, are repayable in equal quarterly instalments, are prepayable at any time without penalty, and are secured by rolling stock. On February 3, 2020, the Company issued a US$300 million ($397 million) equipment loan under this facility and repaid US$11 million ($15 million) in 2020. As at December 31, 2020, the Company had outstanding borrowings of US$289 million ($368 million), at an interest rate of 0.87% and had US$310 million available under this non-revolving term loan facility.

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On June 11, 2020, the Company extended the maturity date of certain committed bilateral letter of credit facility agreements to April 28, 2023. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2020, the Company had outstanding letters of credit of $421 million under the committed facilities from a total available amount of $492 million and $165 million under the uncommitted facilities. As at December 31, 2020, included in Restricted cash and cash equivalents was $424 million and $100 million pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

On May 1, 2020, under its current shelf prospectus and registration statement, the Company issued US$600 million ($837 million) 2.45% Notes due 2050 in the U.S. capital markets, which resulted in net proceeds of $810 million.

On January 26, 2021, the Company's Board of Directors approved a new normal course issuer bid, which allows for the repurchase of up to 14 million common shares, over a twelve-month period, between February 1, 2021 and January 31, 2022 . The Company expects to resume its share repurchases in the first quarter of 2021 under the new NCIB.

2020 Annual Information Form

Significant Collective Agreements

Canadian workforce

There are no material collective agreements in Canada that are open for negotiation at this time. The Company's collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted.

U.S. workforce

As of February 1, 2021, collective agreements covering all non-operating and operating craft employees at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC) and Bessemer & Lake Erie Railroad Company (BLE), and all employees at Pittsburgh and Conneaut Dock Company (PCD) were ratified. The agreements in place have various moratorium provisions, which preserve the status quo with respect to the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE currently participate in, for collective agreements covering all non-operating and operating employees, with the exception of two employee groups working at PCD covering fewer than 35 employees. The next national bargaining round has commenced.

2019 Highlights

Leadership Changes

On May 21, 2019, CN announced the retirement of Mike Cory from his role as Executive Vice-President and COO of the Company and that Robert Reilly had been appointed as Executive Vice-President and COO.

On November 19, 2019, CN announced that Michael Foster would leave the Company on November 29, 2019, and that Robert Reilly, Executive Vice-President and COO, would assume interim responsibility for the Company’s Information and Technology function, while the Company carried out a global search for a chief information and technology officer.

Strategic Initiatives and Capital Spending

In 2019, the Company completed a record capital expenditure program, investing approximately $3.9 billion, with $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure. CN's capital spending also included $1.2 billion on strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, $0.9 billion on equipment capital expenditures, including the acquisition of 154 new high-horsepower locomotives and 560 new grain hopper cars, and $0.2 billion on implementation of Positive Train Control (PTC), the safety technology system mandated by the U.S. Congress.

The Company views technology as a key driver of its strategic agenda. In 2019, the Company initiated the deployment of several technology initiatives to CN's network, including automated railcar inspection, automated track inspection and mobile digital toolkits for field employees.

CN is committed to the safety of its employees, the communities in which it operates and the environment. Safety consciousness permeates every aspect of CN's operations. The Company's long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and a focus on employee training and safety awareness. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives.

2020 Annual Information Form

Acquisitions and Dispositions

On December 2, 2019, following satisfaction of all closing conditions, the Company acquired the intermodal temperature-controlled transportation division of the Alberta-based H&R Transport Limited ("H&R"). The acquisition positions CN to expand its presence in moving customer goods by offering more end to end rail supply chain solutions to a wider range of customers. H&R results of operations have been included in the Company's results of operations since the acquisition date, December 2, 2019. H&R revenues are included as freight revenues in the intermodal commodity group.

On August 29, 2019, the Company announced it had reached an agreement to acquire the Massena rail line from CSX Corporation, which represents more than 220 miles of track between Valleyfield, Quebec, and Woodard, New York. The acquisition allows CN to continue to expand its network and foster additional supply chain solutions. The acquisition remains subject to regulatory review.

On March 20, 2019, following satisfaction of all closing conditions, the Company acquired the Manitoba-based TransX Group of Companies ("TransX"). TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positions CN to strengthen its intermodal business, and allows the Company to expand capacity and foster additional supply chain solutions, to continue to create value for customers. TransX's results of operations have been included in the Company's results of operations, since the acquisition date, March 20, 2019. TransX’s revenues are included as freight revenues in the intermodal commodity group.

Financial Management Initiatives

On January 29, 2019, the Board of Directors approved a new normal course issuer bid, which allowed for the repurchase of up to 22 million Common Shares, over a twelve-month period, between February 1, 2019 and January 31, 2020, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX.

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. As of May 5, 2019, the maximum aggregate principal amount of commercial paper that could be issued increased from $1.8 billion to $2.0 billion, or the U.S. dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. As at December 31, 2019, the Company had total commercial paper borrowings of $1,277 million (U.S. $983 million). The weighted-average interest rate on these borrowings was 1.77%.

The Company has an agreement, expiring on February 1, 2021, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. As at December 31, 2019, the Company had accounts receivable securitization borrowings of $200 million, secured by and limited to $224 million of accounts receivable.The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use.

2020 Annual Information Form

The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes, including backstopping the Company's commercial paper programs. On March 15, 2019, the Company's revolving credit facility agreement was amended, which extended the term of the credit facility by one year and increased the credit facility from $1.8 billion to $2.0 billion, effective May 5, 2019. The amended credit facility of $2.0 billion consists of a $1.0 billion tranche maturing on May 5, 2022 and a $1.0 billion tranche maturing on May 5, 2024. Under the amended credit facility, the Company has the option to request an extension once a year to maintain the tenors of three years and five years of the respective tranches subject to the consent of the individual lenders. The accordion feature, which provides for an additional $500 million of credit under the facility, remains unchanged. The credit facility agreement contains customary terms and conditions, which were substantially unchanged by the amendment. The credit facility provides for borrowings at various benchmark interest rates, plus applicable margins, based on CN's debt credit ratings. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2019, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2019.

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

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2019, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2022. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under the agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2019, the Company had outstanding letters of credit of $424 million under the committed facilities from a total available amount of $459 million and $149 million under the uncommitted facilities. As at December 31, 2019, included in Restricted cash and cash equivalents was $429 million and $90 million pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

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

On January 31, 2020, the collective agreements with the Teamsters Canada Rail Conference (TCRC) were ratified by its members, renewing the collective agreements for a three-year term, retroactive from July 23, 2019.

2020 Annual Information Form

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

The Company's collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted.

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

2018 Highlights

Leadership Changes

On March 5, 2018, CN announced the departure of Luc Jobin from his role as President and Chief Executive Officer ("CEO") of the Company, as well as the appointment of Executive Vice-President and Chief Marketing Officer Jean-Jacques Ruest to Interim President and CEO. On July 24, 2018, the Company announced that Jean-Jacques Ruest had been appointed as President and CEO and a member of the Board of Directors of the Company.

Strategic Initiatives and Capital Spending

Extensive reinvestment in CN's business resulted in a record $3.5 billion 2018 capital expenditure program, including $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure. CN's capital spending also included $1.0 billion on strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, $0.5 billion on equipment capital expenditures, including the acquisition of 500 new centerbeam cars and 65 new high-horsepower locomotives, and $0.4 billion on implementation of PTC, the safety technology mandated by the U.S. Congress.

As part of its 2018 capital expenditure program, CN completed significant initiatives to increase capacity and improve network resiliency, such as track infrastructure expansion projects and investments in yards. With expanded infrastructure that came into full service, mainly in the second half of the year, CN added capacity to support volume growth on its key corridors between the West Coast and Chicago. The Company improved network fluidity with the completion of these projects as well as the qualification of new train crews and the addition of new locomotives and equipment.

2020 Annual Information Form

Driven by solid demand across multiple commodity groups and the Company's increased capacity, in 2018 CN added approximately $1.3 billion in top-line growth with revenues up 10% and volumes up 5% in terms of revenue ton miles (RTMs), compared to the prior year.

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

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. As of May 5, 2018, the maximum aggregate principal amount of commercial paper that could be issued increased from $1.3 billion to $1.8 billion, or the U.S. dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. As at December 31, 2018, the Company had total commercial paper borrowings of $1,175 million (US$862 million). The weighted-average interest rate on these borrowings was 2.47%.

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

2020 Annual Information Form

The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes, including back stopping the Company's commercial paper programs. On March 15, 2018, the Company's revolving credit facility agreement was amended, which extended the term of the credit facility by one year and increased the credit facility from $1.3 billion to $1.8 billion, effective May 5, 2018. The amended credit facility of $1.8 billion consists of a $900 million tranche maturing on May 5, 2021 and a $900 million tranche maturing on May 5, 2023. The accordion feature, which provides for an additional $500 million of credit under the facility, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders, remained unchanged. The credit facility agreement contains customary terms and conditions, which were substantially unchanged by the amendment. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate, plus applicable margins, based on CN's debt credit ratings. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2018, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2018.

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2018, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2021. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under the agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2018, the Company had outstanding letters of credit of $410 million under the committed facilities from a total available amount of $447 million and $137 million under the uncommitted facilities. As at December 31, 2018, included in Restricted cash and cash equivalents was $408 million and $80 million pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

On February 13, 2018, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date. This shelf prospectus and registration statement replaced CN's previous shelf prospectus and registration statement that expired on February 6, 2018. The net proceeds from the sale of debt securities under the shelf prospectus and registration statement were for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions, and other business opportunities.

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

2020 Annual Information Form

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

3.2 STRATEGY OVERVIEW

For a discussion of the Company’s business strategy and anticipated developments for 2020, please see the section entitled “Strategy overview” on pages 4 to 9 of the MD&A, which are incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section.

2020 Annual Information Form

ITEM 4 DESCRIPTION OF THE BUSINESS

4.1 OVERVIEW

CN is engaged in the rail and related transportation business. CN's network of 19,500 route miles of track spans Canada and the United States of America (U.S.), the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the U.S. and Mexico. Essential to the economy, to the customers, and to the communities it serves, CN safely transports every year more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2020, CN's largest commodity group accounted for 27% of total revenues. From a geographic standpoint, 16% of revenues relate to U.S. domestic traffic, 31% transborder traffic, 17% Canadian domestic traffic and 36% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

4.2 COMMODITY GROUPS

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 15 to 19 of the MD&A, which are incorporated by reference herein.

4.3 COMPETITIVE CONDITIONS

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the Business risks discussion located on pages 48 to 49 of the MD&A, which is incorporated by reference herein.

4.4 LABOR

As at December 31, 2020, CN employed a total of 24,381 employees, of which 18,209 were unionized employees.

For a discussion of CN’s labour negotiations, please see the section entitled “Labor negotiations” in the Business risks discussion located on page 50 of the MD&A, which are incorporated by reference herein.

2020 Annual Information Form

4.5 SOCIAL POLICIES

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a comprehensive Human Rights Policy and a Harassment Free Environment Policy for its Canadian employees and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees. These policies affirm CN’s commitment to ensuring that there is no harassment nor discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other basis protected by law, ordinance or regulation. The policies extend to recruitment, selection and compensation practices, as well as to working conditions and the work environment. All Company vice-presidents have been mandated with the responsibility of implementing these policies and ensuring that all work practices are in compliance. Internal complaint procedures have been established whereby any person covered by the Harassment Free Environment Policy and the Employment Equity Policy (for Canadian employees) or the Equal Employment Opportunity Policy and Prohibited Harassment, Discrimination and Anti-Retaliation Policy (for U.S. employees) can contact his or her human resources director or human resources manager who will address his or her complaint. The employee can also call either the Human Resources Center, which will forward the complaint to the appropriate human resources manager for further handling, or the CN Ombudsman directly, who can be contacted on a confidential basis. As part of CN’s commitment to providing a safe, healthy and violence-free workplace for all employees, CN has in place a Workplace Violence Prevention Policy which applies to all employees. The objective of this policy is to reiterate the prohibition of workplace violence at CN and set out how threats, acts or risks of workplace violence are to be reported and addressed.

4.6 REGULATION

The Company’s operations are subject to regulations both in Canada and in the U.S. A summary of such regulations is provided below. For a complete discussion of recent and pending legislative and other regulatory developments both in Canada and in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 50 to 53 of the MD&A, which are incorporated by reference herein.

In order to facilitate the continued movement of goods during the COVID-19 pandemic, regulatory agencies in the U.S. and Canada have issued waivers or exemptions to railway companies providing relief from the strict application of some regulations. These reliefs were provided to facilitate social distancing and compliance with other constraints associated with the COVID-19 pandemic that would prevent railways from complying with requirements in a manner consistent with existing provisions.

Economic regulation - Canada

The Company's rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (“Agency”) under the Canada Transportation Act (“CTA”). The CTA provides rate and service remedies, including final offer arbitration (“FOA”), long-haul interswitching rates and mandatory interswitching. It also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.

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

2020 Annual Information Form

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

Economic regulation - U.S.

The Company's U.S. rail operations are subject to economic regulation by the Surface Transportation Board ("STB"). The STB serves as both an adjudicatory and regulatory body and has jurisdiction over certain railroad rate and service issues, and carrier practices. It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, acquisition or abandonment of rail lines, railroad consolidations, and labor protection provisions in connection with the foregoing. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. Recent proposals in proceedings undertaken by the STB in a number of significant matters remain pending. For further details on such proceedings, see the section entitled “Regulation - Economic regulation - U.S.” in the Business risks discussion located on pages 50 to 51 of the MD&A, which is incorporated by reference herein.

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

Safety regulation - Canada

The Company's rail operations in Canada are subject to safety regulation by the Minister under the Railway Safety Act as well as the rail portions of other safety-related statutes, which are administered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is also subject to additional regulatory oversight in Canada. The Transportation of Dangerous Goods Act, also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the adoption of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods, the tracking of dangerous goods during transport and the development of an emergency response plan.

2020 Annual Information Form

In 2014, Transport Canada's new Grade Crossings Regulations under the Railway Safety Act came into force, which establish specific standards for new grade crossings and requirements that existing crossings be upgraded to basic safety standards by November 2021, as well as safety related data that must be provided by railway companies on an annual basis. The Company has complied with the information requirements by providing road authorities with specific information respecting public grade crossings. The Company has also initiated the work required to have grade crossings on its network to meet the new standards. On January 4, 2021, Transport Canada informed the public that it intends to modify the Grade Crossings Regulations so that low-risk crossings do not need to meet all requirements. Transport Canada also intends to extend the November 2021 deadline by one year for high-risk grade crossings and by three years for all other crossings.

On April 26, 2017, the Minister initiated the review of the Railway Safety Act, which was initially scheduled for 2018, and a panel of three persons was appointed to proceed with the review. On May 31, 2018, the Minister tabled in the House of Commons the report of the three-person panel.

Transport Canada's new regulations aimed at lowering the risk of terrorism on the Canadian rail system, entitled Transportation of Dangerous Goods by Rail Security Regulations, were adopted on May 6, 2019 and are coming into force in sequence. The provisions under which rail carriers have to conduct security inspections of certain railway vehicles containing dangerous goods, report potential security threats and concerns to the Canadian Transport Emergency Centre, and employ a rail security coordinator came into force on August 6, 2019. The requirements that all rail carriers proactively engage in security planning processes and manage security risks, by introducing security awareness training for employees, security plans that include measures to address assessed risks, and security plan training for employees with duties related to the security plan or security sensitive dangerous goods came into force on June 1, 2020. CN is in compliance with these requirements.

Bill C-49, which came into force on May 23, 2018, contains provisions that amend the Railway Safety Act to prohibit a railway company from operating railway equipment unless it is fitted with prescribed recording instruments and the prescribed information is recorded, collected and preserved. These changes are not yet in force as the Locomotive Voice and Video Recorder Regulations ("LVVR Regulations") detailing their conditions were published by Transport Canada on September 2, 2020 but will only come into force two years later on September 2, 2022. The LVVR Regulations require railway companies to procure and install LVVR equipment within two years of coming into force. The LVVR Regulations also set out the technical specifications of the equipment, deal with record keeping, provide for privacy protection and detail how railway companies can access the information on a random basis. LVVR technology will assist in preventing accidents and facilitate investigations to better understand the circumstances of accidents.

On December 20, 2018, the Minister issued an order requesting Canadian railway companies to revise the Work/Rest Rules under the Railway Safety Act to reflect the latest fatigue science and fatigue management practices and address a series of related elements. The draft rules proposed by the Canadian rail industry were filed with the Minister on September 11, 2020. On November 25, 2020, the Minister approved the new Duty and Rest Period Rules for Operating Employees subject to conditions which clarified some aspects of the Rules. The majority of the provisions applicable to CN will come into effect on May 25, 2023.

On October 6, 2020, Transport Canada issued new Passenger Rail Security Regulations, with their provisions coming into force in sequence. These regulations require passenger railway and host companies to effectively manage their security risks by implementing risk-based security practices, including security awareness training, security risk assessments, security plans and security inspections by July 6, 2021, the designation of a rail security coordinator and security incident reporting by October 6, 2021 and security plan training and security exercises by January 6, 2022.

2020 Annual Information Form

On November 6, 2020, the Minister issued a new order restricting the speed of key trains carrying dangerous goods based on cold temperature conditions, instead of restricting their speed based on a winter date range as stated in the previously issued order on April 1, 2020. The maximum speed of the trains also depend on the safety measures implemented by railway companies to be detailed into a Winter Operation Risk Mitigation Plan and on the type of railway signal and traffic control systems present on the railway networks which take into account the substantial investments made to equip main line tracks with automated signaling technology, on which the vast majority of CN's traffic is handled. Considering that speed restrictions applicable to a single category of trains nevertheless affect the speed of all trains operating on a rail network, this revised approach will enable CN to maintain normal speed operations unless the conditions require speed restrictions in the interest of safety.

Safety regulation - U.S.

The Company's U.S. rail operations are subject to safety regulation by the FRA under the Federal Railroad Safety Act as well as rail portions of other safety statutes, with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (“PHMSA”). PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (“TSA”) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

The FRA also has jurisdiction over railroad safety and equipment standards, and most rail safety regulation is handled at the federal level. In contrast, however, to the exclusive role of the STB over railroad economic regulation, state and local regulatory agencies have jurisdiction over certain local safety and operating matters unless FRA has regulated the matter and these agencies are becoming more aggressive in their exercise of jurisdiction. State legislatures have also recently enacted new laws in this regard that are intended to regulate railroads more extensively.

On October 16, 2008, the U.S. Congress enacted the Rail Safety Improvement Act of 2008, which required all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials of certain thresholds are transported. PTC is a collision avoidance technology designed to override locomotive controls and prevent train-to-train collisions, overspeed derailments, misaligned switch derailments, and unauthorized incursions onto established work zones. In 2019, CN initiated PTC revenue operation on its remaining subdivisions where PTC is required and began interoperability testing with tenant railroads. In 2020, the Company completed interoperability testing with tenant railroads that operate on the Company’s PTC-equipped tracks pursuant to regulations. On June 29, 2020, CN submitted its Request for Amendment to the PTC Safety Plan. On November 18, 2020, CN submitted its Request for Amendment to its PTC Implementation Plan, as per FRA’s request. On December 11, 2020, FRA approved CN's request and certified CN's PTC system. CN has completed the federal requirements to implement PTC by the deadline of December 31, 2020. Noncompliance with these or other laws and regulations may subject the Company to fines, penalties and/or service interruptions. PTC may result in reduced operational efficiency and service levels.

On February 18, 2020, the FRA issued a final rule that requires each Class I railroad and certain shortline railroads to develop a Railroad Risk Reduction Program in a written plan that will be reviewed and approved by the FRA and will be subject to audit. Written plans must be submitted by August 2021. On April 10, 2020, the AAR sought reconsideration from the FRA on certain aspects of the final rule. On May 8, 2020, the FRA denied AAR's request for reconsideration of the implementation deadlines. On November 16, 2020, the FRA decided the remaining issues in the requests for reconsideration and agreed to reconsider provisions of the rules relating to whether contractors would be deemed directly affected employees.

2020 Annual Information Form

Other regulations - Canada and U.S.

Vessels

The Company's vessel operations are subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency has authority to regulate air emissions from these vessels.

Security

The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the TSA, which is part of the U.S. Department of Homeland Security ("DHS") and PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection ("CBP"), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency ("CBSA"). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S. Department of Agriculture ("USDA") and the Food and Drug Administration ("FDA") in the U.S. and the Canadian Food Inspection Agency ("CFIA") in Canada.

More specifically, the Company is subject to:

•	border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA;

•	the CBP's Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA's Customs Self-Assessment (CSA) program;

•	regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic;

•	inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada; and

•	gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.

Transportation of hazardous materials

As a result of its common carrier obligations, the Company is legally required to transport toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company's results of operations, or its competitive and financial position.

2020 Annual Information Form

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

See Note 21 - Major commitments and contingencies, to CN’s 2020 Annual Consolidated Financial Statements (Financial Statements) for a further discussion of environmental matters, as well as the section entitled “Environmental matters” in the Critical accounting estimates discussion located on page 47 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on page 49 of the MD&A, which are incorporated by reference herein.

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

The Environment, Safety and Security Committee of the Board of Directors has the responsibility of overseeing the Company's environmental programs. The Environment, Safety and Security Committee is composed of CN directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The Company’s CDP report, its Sustainability Report entitled “Delivering Responsibly” and the Company’s Corporate Governance Manual, are available on CN’s website www.cn.ca in the Delivering Responsibly section.

2020 Annual Information Form

4.8 LEGAL MATTERS

Legal Proceedings

As of the date hereof, there are no legal proceedings to which CN is a party involving claims for damages, exclusive of interest and costs, in excess of 10% of its current assets. The Company will regularly assess its position as events progress.

See Note 21 - Major commitments and contingencies to the Financial Statements, for further discussion of legal actions, if any, as well as pages 45 to 46 of the MD&A, for a general discussion of personal injury and other claims, which are incorporated by reference herein.

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

4.9 INTANGIBLE PROPERTIES

CN uses various works protected by intellectual property rights to which the Company owns or for which it has been granted rights to use. These works include customers’ lists, copyrights, patents, trademarks, logos and trade names. This intellectual property is important to the Company’s operations and its success.

4.10 RISK FACTORS

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 48 to 56 of the MD&A, and under the heading “Financial Instruments” for risks associated with the Company’s use of financial instruments located on pages 37 to 39 of the MD&A, which pages are incorporated by reference herein. See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

ITEM 5 DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.4550 per share, starting with the first quarter of 2018 was increased to $0.5375 per share, starting with the first quarter of 2019, and increased to $0.5750 per share, starting with the first quarter of 2020, and increased to $0.6150 per share, starting with the first quarter of 2021. There can be no assurance as to the amount or timing of such dividends in the future.

2020 Annual Information Form

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

2020 Annual Information Form

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

2020 Annual Information Form

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

2020 Annual Information Form

ITEM	8 MARKET FOR SECURITIES

8.1	TRADING PRICE AND VOLUME

CN’s Common Shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the Common Shares on the TSX for each month of 2020:

Month	High	Low	Volume
January	126.95	116.70	24,024,888
February	127.79	111.41	27,569,322
March	118.01	92.01	61,725,120
April	118.98	104.31	26,428,762
May	120.24	108.78	22,402,609
June	124.02	115.63	34,841,629
July	132.17	119.05	22,976,546
August	140.87	129.24	29,292,622
September	143.71	133.94	32,840,805
October	149.11	131.44	22,314,140
November	144.98	132.77	29,760,944
December	142.71	136.45	30,593,187

8.2	PRIOR SALES

On May 1, 2020, under its current prospectus and registration statement, the Company issued $US600 million ($837 million) 2.45% Notes due 2050 in the U.S. capital markets, detailed in the following table:

Security	Notes due 2050
Size of Offering:	US$600,000,000
Maturity Date:	May 1, 2050
Coupon Rate:	2.45%
Net Proceeds of Issue (before expenses):	US$581,976,000
Public Offering Price:	97.871%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2020, the Company had total commercial paper borrowings of $56 million (US$44 million). The weighted-average interest rate on these borrowings was 0.13%.

2020 Annual Information Form

ITEM	9 DIRECTORS AND EXECUTIVE OFFICERS

9.1	DIRECTORS

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election. The following table lists the directors of the Company as of the date hereof:

Name Province or State of Residence and Date of First Election/Appointment to Board	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Shauneen Bruder Ontario, Canada April 25, 2017	Corporate Director	Executive Vice-President, Operations, Royal Bank of Canada
Donald J. Carty, O.C., LL. D. Texas, U.S.A. January 1, 2011	Corporate Director
Ambassador Gordon D. Giffin Georgia, U.S.A. May 1, 2001	Partner, Dentons U.S. LLP (law firm)
Julie Godin Quebec, Canada April 25, 2017	Co-Chair of the Board and Executive Vice-President, Strategic Planning and Corporate Development, CGI Inc. (Information Technology consulting company)	Vice-Chair of the Board, Chief Planning and Administration Officer; Executive Vice-President, Global Human Resources and Strategic Planning, and Vice-Chair of the Board, CGI Inc.; and Executive Vice-President, Human Resources and Strategic Planning
Edith E. Holiday Florida, U.S.A. June 1, 2001	Corporate Director and Trustee
V. Maureen Kempston Darkes, O.C., D. COMM., LL.D. Ontario, Canada Florida, U.S.A. March 29, 1995	Corporate Director
The Hon. Denis Losier, P.C., LL.D., C.M. New Brunswick, Canada October 25, 1994	Corporate Director
The Hon. Kevin G. Lynch, P.C., O.C., PH. D., LL.D. Ontario, Canada April 23, 2014	Corporate Director	Vice-Chair, BMO Financial Group (bank)

2020 Annual Information Form

Name Province or State of Residence and Date of First Election/Appointment to Board	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Margaret A. McKenzie Alberta, Canada October 6, 2020	Corporate Director
James E. O’Connor Florida, U.S.A. April 27, 2011	Corporate Director
Robert Pace, D. COMM., C.M. Nova Scotia, Canada October 25, 1994	Chair of the Board of Directors, CN President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services)
Robert L. Phillips British Columbia, Canada April 23, 2014	President, R.L. Phillips Investments Inc.
Jean-Jacques Ruest Quebec, Canada July 24, 2018	President and Chief Executive Officer	Interim President and Chief Executive Officer; Executive Vice-President and Chief Marketing Officer
Laura Stein California, U.S.A. April 23, 2014	Executive Vice-President - General Counsel, Corporate & Legal Affairs, Mondelez International (consumer products company)	Executive Vice-President - General Counsel & Corporate Affairs; Senior Vice-President, General Counsel, The Clorox Company

Committee Membership

As of the date hereof, the membership of each Board committee is composed of the following directors:

Audit Committee

Shauneen Bruder (chair), Donald J. Carty, Edith E. Holiday, V. Maureen Kempston Darkes, the Hon. Kevin G. Lynch, James E. O'Connor, Laura Stein.

Finance Committee

Ambassador Gordon D. Giffin (chair), Julie Godin, The Hon. Denis Losier, Edith E. Holiday, V. Maureen Kempston Darkes, Margaret A. McKenzie, James E. O'Connor, Robert L. Phillips, Laura Stein.

Corporate Governance and Nominating Committee

Robert L. Phillips (chair), Julie Godin, the Hon. Kevin G. Lynch, Margaret A. McKenzie, Robert Pace, James E. O'Connor.

Donations and Sponsorships Committee

Robert Pace (chair), Shauneen Bruder, Ambassador Gordon D. Giffin, Edith E. Holiday, the Hon. Denis Losier.

2020 Annual Information Form

Environment, Safety and Security Committee

Laura Stein (chair), Shauneen Bruder, Donald J. Carty, Ambassador Gordon D. Giffin, Margaret A. McKenzie, James E. O'Connor, Robert Pace, Robert L. Phillips.

Human Resources and Compensation Committee

The Hon. Kevin G. Lynch (chair), Shauneen Bruder, Donald J. Carty, Julie Godin, Margaret A. McKenzie, Robert L. Phillips, Laura Stein.

Pension and Investment Committee

Edith E. Holiday (chair), Donald J. Carty, V. Maureen Kempston Darkes, Ambassador Gordon D. Giffin, the Hon. Denis Losier, the Hon. Kevin G. Lynch.

Strategic Planning Committee

V. Maureen Kempston Darkes (chair), Donald J. Carty, Julie Godin, the Hon. Denis Losier, the Hon. Kevin G. Lynch, Margaret A. McKenzie, Robert Pace.

9.2	AUDIT COMMITTEE DISCLOSURE

The Audit Committee Charter is reproduced in its entirety at Schedule A of this AIF.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of seven independent directors, namely, Shauneen Bruder (Chair of the Audit Committee), Donald J. Carty, Edith E. Holiday, V. Maureen Kempston Darkes, the Hon. Kevin G. Lynch, James E. O'Connor and Laura Stein.

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the Board of Directors to be financially literate, as such term is defined under Canadian and U.S. securities laws and regulations and the NYSE Corporate Governance Standards. The Board of Directors has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Ms. Bruder, Chair of the Audit Committee since April 28, 2020, is the retired Executive Vice-President, Operations at the Royal Bank of Canada (“RBC”) where she was responsible for overseeing operations related to all personal and business clients in Canada. She previously served for RBC as Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Banks, Inc. in North Carolina. Ms. Bruder is a director and a member of the Audit, Finance and Risk Committee of Andrew Peller Limited. Ms. Bruder is also a member of the Institute of Corporate Directors and is Chair of the Board of Governors for the University of Guelph. Previously, she was appointed as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. She serves as Honorary Consul for Luxembourg in Toronto. Ms. Bruder holds a B.A. from the University of Guelph and an MBA from Queen’s University.

Mr. Carty, was the Chair of the Audit Committee from April 23, 2014 to April 27, 2020, is the retired Vice-Chairman and Chief Financial Officer of Dell, Inc., a position he assumed from January 2007 until June 2008. Before joining Dell, Mr. Carty retired in June 2003 as Chairman and CEO of AMR Corporation and American Airlines. He had previously served as President, Executive Vice-President - Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 to 1987. Mr. Carty is chairman of the board of directors of Porter Airlines, Inc. and is serving as a director and member of the audit committees of VMWare, Inc. and Hawaiian Holdings, Inc. Mr. Carty holds a Master of Business Administration from the Harvard Business School.

2020 Annual Information Form

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

The Honorable Kevin G. Lynch is the retired Vice-Chair, BMO Financial Group. In this role, Dr. Lynch was a key strategic advisor to senior management and represented BMO in domestic and international markets. Prior to joining BMO, Dr. Lynch built a distinguished public service career in the Government of Canada. Before his retirement in 2009, he served as Clerk of the Privy Council, Secretary to the Cabinet, and Head of the Public Service of Canada. Dr. Lynch began his public service career at the Bank of Canada in 1976 and has held a number of senior positions in the Government of Canada. These included the post of Deputy Minister of Industry, from 1995 to 2000, and Deputy Minister of Finance, from 2000 to 2004. From 2004 to 2006, he served as Executive Director (for the Canadian, Irish and Caribbean constituency) at the International Monetary Fund in Washington, D.C. Dr. Lynch was the Chair of SNC-Lavalin Group Inc. The Honorable Kevin G. Lynch earned his master’s in Economics from the University of Manchester and a doctorate in Economics from McMaster University.

Mr. O’Connor is the retired Chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the U.S. From 1998 to 2011, Mr. O’Connor was Chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc. He was named to the list of America’s Best CEOs each year between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is Lead Director of Casella Waste Systems, Inc. and past director of Clean Energy Fuels Corp. Mr. O’Connor holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University.

Ms. Stein is the Executive Vice-President - General Counsel, Corporate & Legal Affairs, Mondelez International since January 11, 2021 and prior to that role she was the Executive Vice-President - General Counsel & Corporate Affairs of The Clorox Company, where she served on the executive committee. From 2000-2005, Ms. Stein was Senior Vice-President, General Counsel of the H.J. Heinz Company. She was also previously a corporate lawyer with Morrison & Foerster in San Francisco and Hong Kong. Ms. Stein is a director and member of the audit committee of Franklin Resources, Inc. Ms. Stein received her J.D. from Harvard Law School, and is a graduate of Dartmouth College where she earned an undergraduate and master’s degrees.

2020 Annual Information Form

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2020 and 2019, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees (1)	2020	2019
Audit	$2,778,000	$2,718,000
Audit-related	$1,122,000	$1,234,000
Tax	$1,205,000	$1,288,000
All Other	$42,000	$50,000
Total Fees	$5,147,000	$5,290,000

1.	Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2020 and 2019.

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

2020 Annual Information Form

9.3	EXECUTIVE OFFICERS

The following table lists the executive officers of the Company as of the date hereof:

Name and Province or State of Residence	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Jean-Jacques Ruest Quebec, Canada	President and Chief Executive Officer	Interim President and Chief Executive Officer; Executive Vice-President and Chief Marketing Officer
James Cairns Alberta, Canada	Senior Vice-President, Rail Centric Supply Chain	Vice-President Petroleum and Chemicals
Janet Drysdale Quebec, Canada	Vice-President, Financial Planning	Vice-President, Corporate Development and Sustainability; Vice-President, Corporate Development; Vice-President, Investor Relations
Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer
Ghislain Houle Quebec, Canada	Executive Vice-President and Chief Financial Officer	Vice-President and Corporate Comptroller; Vice-President, Financial Planning
Dorothea Klein Quebec, Canada	Senior Vice-President and Chief Human Resources Officer	Senior Vice-President, Human Resources, Electrification Business, ABB Inc.; Senior Vice President, Human Resources, Americas, ABB Inc.; Chief Human Resources Officer and Secretary of the Nomination and Compensation Committee, Lonza AG
Doug MacDonald Quebec, Canada	Senior Vice-President, Office of the President and CEO, Special Projects	Senior Vice-President, Information & Technology, Vice-President, Eastern Region; Senior Vice-President, Rail Centric Supply Chain; Vice-President, Bulk; Vice-President Industrial Products
Dominique Malenfant Quebec, Canada	Executive Vice-President and Chief Information and Technology Officer	Senior Vice-President, Engineering and Chief Technology Officer, Wabtec Corporation; Vice President, Global Technologies and Chief Technology Officer, GE transportation

2020 Annual Information Form

Name and Province or State of Residence	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Keith Reardon Ontario, Canada	Senior Vice-President, Consumer Product Supply Chain	Vice-President, Intermodal and Automotive; Vice-President, Intermodal
Robert Reilly Quebec, Canada	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer and Interim Chief Information & Technology Officer, CN; Vice-President Operations, BNSF
Doug Ryhorchuk Alberta, Canada	Senior Vice-President, Network Operations	Vice-President, Network Operations; Vice-President, Western Region; General Manager - West

The executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at December 31, 2020, the directors and the executive officers mentioned above of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 1,137 thousand Common Shares of the Company, representing approximately 0.16% of the outstanding Common Shares.

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

2020 Annual Information Form

ITEM	11 INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2020 Annual Consolidated Financial Statements and the related notes in conformity with U.S. generally accepted accounting principles. KPMG LLP have confirmed with respect to CN that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to CN under all relevant U.S. professional and regulatory standards.

ITEM	12 ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and MD&A for its most recently completed financial year. Additional information, including directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular prepared in respect of its annual meeting of shareholders to be held on April 27, 2021 (Circular). The Circular will become available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca on or about March 23, 2021.

2020 Annual Information Form

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

2020 Annual Information Form

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

2020 Annual Information Form

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

As appropriate, the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board chair; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. The Board also makes arrangements for the appropriate funding for all administrative expenses necessary or appropriate to allow the Audit Committee to carry out its duties.

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

37

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN NATIONAL RAILWAY COMPANY

/s/ Sean Finn
Name:	Sean Finn
Title:	Executive Vice-President Corporate Services and Chief Legal Officer
Date:	February 1, 2021

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2020*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2020*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Incorporated by reference from the Registrant’s Form 6-K dated February 1, 2021.