Form 40-F
period 2021-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2022-02-01
CIK 16868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY

(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	935 de La Gauchetiere Street West Montreal, Quebec Canada H3B 2M9 (514) 399-7091
(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)
CT Corporation System 111 Eighth Avenue New York, N.Y. 10011 (212) 894-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common shares	Trading Symbol(s) CNI CNR	Name of each exchange on which registered New York Stock Exchange Toronto Stock Exchange

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

At December 31, 2021, 701,957,766 common shares were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

Auditor Name: KPMG LLP	Auditor Location: Montreal, Quebec, Canada	Auditor Firm ID: 85

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2021, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has more than one audit committee financial expert serving on its Audit, Finance and Risk Committee. Ms. Margaret McKenzie has been determined to be an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to U.S. Companies. The SEC has indicated that the designation or identification of Ms. McKenzie as an audit committee financial expert does not deem her an “expert” for any purpose, impose any duties, obligations or liability on Ms. McKenzie that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading “Auditors’ Fees” in Item 9.2 of the Registrant’s 2021 annual information form included in this Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off balance sheet arrangements” set forth in the 2021 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading “Liquidity and capital resources” set forth in the 2021 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit, Finance and Risk Committee are set forth under the heading “Composition of the Audit, Finance and Risk Committee” in Item 9.2 of the Registrant’s 2021 annual information form included in this Form 40-F.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

3

CANADIAN NATIONAL

RAILWAY COMPANY

2021

ANNUAL INFORMATION FORM

February 1, 2022

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	Management's Discussion & Analysis (as filed on February 1, 2022)

2021 Annual Information Form

ITEM 1	GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (AIF), the information contained herein is given as of December 31, 2021. All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (GAAP), unless otherwise indicated.

As used herein, the “Company” or “CN” refers to, Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries.

Certain statements included in this AIF or incorporated by reference herein are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes", "expects", "anticipates", "assumes", "outlook", "plans", "targets" or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the duration and effects of the COVID-19 pandemic; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States ("U.S."). Reference should be made to the discussion of business risks in CN’s 2021 Management’s Discussion and Analysis ("MD&A") for detailed information on major risk factors, which may be found online on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov through EDGAR, and on CN’s website, at www.cn.ca in the Investors section.

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

CN’s principal subsidiaries as of December 31, 2021, all of which are wholly-owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

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

2021 Highlights

Leadership Changes

On April 27, 2021, CN announced the appointment of Denise Gray and Justin M. Howell as new directors of CN further to their election at CN’s annual shareholders meeting.

On September 16, 2021, CN announced that Julie Godin had resigned from the Board of Directors of CN in order to focus on her expanding role as Co-Chair of the Board and Executive Vice-President, Strategic Planning and Corporate Development of CGI Inc.

On October 1, 2021, CN announced the appointment of Rance Randle as Senior Vice-President Network Operations and Transportation of the Company. Doug Ryhorchuk, previously in this position, was appointed Senior Vice-President, Mechanical and Engineering.

On October 27, 2021, CN announced that Jo-ann dePass Olsovsky had been appointed to serve on the Board of Directors of CN. Ms. dePass Olsovsky brings more than 35 years of technology, infrastructure operations, and railroad experience to CN.

On January 25, 2022, CN announced the appointment of The Hon. Jean Charest, P.C. as an independent director of CN, and the appointment of two new independent directors with North American railroad experience to the Board of Directors by no later than its 2022 Annual General Meeting.

On the same date, CN also announced the appointment of Tracy Robinson as President and Chief Executive Officer and as a member of the Board of Directors of CN, effective February 28, 2022. This appointment follows the previously announced retirement of Jean-Jacques Ruest, who will depart CN’s Board on February 28, 2022 but remain at CN in an advisory role until March 31, 2022 to ensure a seamless transition.

Near term - 2022: CN's performance improvement plan

On September 17, 2021, CN announced details of its strategic and financial value creation plan for 2022, “Full Speed Ahead – Redefining Railroading,” which advances CN’s strategic plan to lead on safety, customer value, operational excellence, sustainability and social inclusion, while continuing to deliver high-quality service to customers and generating profitable growth and enhanced returns to shareholders.

Under the new strategic plan, CN’s focus is on redefining railroading, driving profitable growth and making structural improvements for the next generation. CN has conducted an extensive review of all revenue and cost levers and has targeted $700 million of operating income improvements to drive future growth. To achieve these improvements in 2022, CN intends to use a balanced approach that includes a strategic review of non-rail businesses and an optimization of labor productivity.

CN is also committed to operational excellence and delivering value for its shareholders by resuming share repurchases, increasing shareholder returns, reducing capital expenditures, producing compelling financial returns and lowering its operating ratio. CN is also focused on leading the industry with ESG commitments and is committed to enhance competition.

Strategic Initiatives

CN has long been a nation builder and trade enabler, and is essential to the North American economy. The Company’s strengths are many: a unique tri-coastal network; a highly diverse customer base; an early mover advantage on sustainability, including fuel efficiency and environmental stewardship; a proven ability to innovate, including pioneering Precision Scheduled Railroading (PSR); and a focus on safety.

CN’s strategic plan is about redefining railroading. The objective is clear: to deliver profitable growth by growing faster than the markets the Company participates in and continuously improving its operating efficiency, while being a leader in sustainability. This is expected to drive consistent shareholder returns and earnings growth.

CN's business strategy is anchored on the Company’s vision of Powering Sustainable Growth for our customers, people and communities. This strategy rests on a strong commitment to moving its customers’ goods safely and efficiently, having talented and engaged employees, being environmentally responsible, helping build safer and stronger communities, all while adhering to the highest ethical standards of governance. CN calls this Delivering Responsibly. Upon its solid strategic foundation rest four pillars: operational excellence every day, strong customer partnerships, growing its reach, and industry-leading innovation.

CN’s strategy creates value for its shareholders by striving for sustainable financial performance, including profitable top-line growth, strong free cash flow generation and return on invested capital well above the Company’s cost of capital. CN also returns value to shareholders through dividend payments and share repurchases. Through its strategic vision, CN is demonstrating the foresight, flexibility and resilience necessary to continue to create sustainable value for all its stakeholders by redefining railroading for the 21st century.

•	CN is going digital as the digital revolution transforms North American business.

•	CN is using data as an asset for better operational efficiency.

•	CN is focused on being part of the climate change solution.

•	CN is creating new relationships with customers and new customer service models.

•	CN is building a diverse and talented North American workforce of committed railroaders.

CN’s strategy harnesses new technologies, opportunities, and relationships to “Power Sustainable Growth for our customers, people, and communities".

Operational excellence every day

CN's goal is to deliver reliable, efficient and cost-effective transportation services for its customers. CN continues to improve its service productivity and safety, with a focus on investments in network fluidity, automation, big data analytics and the digital customer experience. CN's PSR operating model focuses on improving every aspect of railroad operations to meet customer commitments efficiently and profitably. This calls for the continuous measurement of results and the use of such information to generate further improvements in the service provided to customers and in the efficiency of operations. The Company strives to run longer trains, reduce terminal dwell times and improve overall network velocity. PSR is a disciplined operating methodology that CN executes with a sense of urgency and accountability.

Strong customer partnerships

CN aims to provide the best customer service by anticipating its customers’ needs, understanding their growth plans, earning their trust, becoming a truly customer-centric organization and demonstrating agility. CN is developing deeper and stronger customer partnerships, putting its customers, and ultimately their end customers, at the center of its operations.

CN’s focus is on end-to-end collaboration with its customers and supply chain partners to help them grow their markets while leveraging technological innovation to deliver value. Supply chain collaboration agreements with ports, terminal operators and customers leverage key performance metrics that drive efficiencies within CN's operations and across the entire supply chain. CN’s goal is to ensure a seamless end-to-end customer experience by digitizing its operations, bringing transparency to the supply chain and adjusting its service performance measures to better reflect its customers’ changing requirements.

CN is digitalizing the way it does business, including sharing data through Application Programming Interfaces (APIs) and improving its communications and service performance through the use of mobile reporting and enhanced digital customer interfaces. CN will take an industry-leading focus on measuring customer satisfaction to consistently align to customer needs and maintain its everyday operational excellence.

Grow its reach

CN facilitates the end-to-end supply chain to unlock long-term, profitable growth. With its unique tri-coastal network that spans North America, CN reaches farther, both physically and commercially, for its existing customers and to find new ones by playing a lead role in connecting North America to the world. To grow its reach for carload customers, CN is expanding its network of transload facilities across North America. In Western Canada, CN invests in infrastructure and equipment to grow its capacity and increase its share of new industrial production while also responding to shifting demands in commodities (e.g., transition to green energy). In Eastern Canada, CN aims to further densify its network by potentially developing, through partnerships, port and inland terminals to promote gateway growth and provide customers with a cost-advantageous intermodal route to Toronto and the American Midwest.

Industry-leading innovation

CN proactively pursues an ambitious innovation strategy using technology, analytics and automation to increase safety and efficiency as well as deliver a reliable, low-carbon, seamless service to its customers. As a pioneer of PSR, CN is well positioned to drive the next wave of change with Digital Scheduled Railroading (DSR). DSR applies technology tools and new ways of working to unlock further operational excellence, customer service and employee engagement. DSR features:

•	Improved simplicity, reliability and predictability: Use advanced digital technologies, big data, artificial intelligence (AI) and predictive analytics for better planning, efficiency, and safety.

•	Better decision-making: Improved real-time data and analytical support tools available 24/7.

•	Enhanced visibility: More accurate, consistent and relevant information provided to all stakeholders (e.g., customers, employees, communities).

•	Digitized work: Automate manual processes to improve efficiency and safety.

•	Enhanced cybersecurity protections: Protect the Company’s physical assets and data to keep its network safe.

•	Improved analytics with a focus on sustainability (e.g., safety, environment, people, communities).

In December 2021, CN announced a seven-year strategic partnership with Google Cloud to transform CN’s supply chain to deliver new customer experiences, and modernize its technology infrastructure in the cloud.

Sustainability leadership

Sustainability is at the heart of how CN is building for the future. Delivering Responsibly, the encapsulation of the Company’s sustainability leadership, underpins all of CN’s decisions, commitments and investments. The Company is focused on transporting goods safely, engaging the best diverse team of railroaders, protecting the environment, helping neighboring communities, and adhering to stringent ethical standards. CN understands that transparency is essential for stakeholder trust concerning the Company’s Environmental, Social and Governance (ESG) commitments. In that regard, CN seeks to align its ESG disclosures with global best practice frameworks.

Safety is a core value

CN is intensely focused on its uncompromising commitment to the health and safety of its employees, the communities and environment in which it operates and the customers it serves. The Company embraces a safety culture based on the fundamental belief that all injuries and accidents are preventable. CN’s objective is simple: reduce on-the-job fatalities and serious injuries to zero. The Company is employing advanced technology and innovative training models to help achieve this goal. CN also continues to train its people and build its infrastructure toward its goal of being the safest railroad in North America. More specifically, CN is:

•	Fostering an engaged workforce that respects Life Critical Rules.

•	Embedding a mindset whereby employees take ownership for their own safety and the safety of others by Looking Out for Each Other.

•	Training employees to identify and mitigate exposures.

•	Using advanced technologies to proactively mitigate human error and reduce risk.

•	Maintaining reliable and safe equipment and infrastructure.

•	Investing in employee training, coaching, recognition and engagement initiatives.

Capital Spending

In 2021, the Company completed a capital expenditure program, investing approximately $2.9 billion, of which $1.7 billion were invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $0.8 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, and $0.4 billion on equipment capital expenditures, including the acquisition of 69 high-horsepower locomotives and 491 new grain hopper cars.

Acquisitions and Dispositions

In the second quarter of 2020, the Company committed to a plan and was actively marketing for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario representing approximately 850 miles and has met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their estimated net selling price. On March 31, 2021, CN entered into an agreement with a short line operator, for the sale of the non-core lines plus an additional 50 miles of track and roadway assets not originally included within assets held for sale, subject to various conditions including regulatory authorization by the Surface Transportation Board ("STB"). The carrying amount of assets held for sale was adjusted in the first quarter of 2021 to $260 million ($90 million as at December 31, 2020), to reflect the contractual selling price net of estimated transaction costs and the additional track and roadway assets included as part of the agreement. The increase of $170 million included a $137 million recovery of the loss ($102 million after-tax) on the non-core lines and $33 million for the additional track and roadway assets. The carrying amount of assets held for sale was included in Other current assets in the Consolidated Balance Sheets. As at December 31, 2021, the criteria for the classification of assets held for sale continued to be met and there was no change to the carrying amount of assets held for sale. In the fourth quarter of 2021, the STB approved the Company's agreement with the short line operator without condition and the transaction closed on January 28, 2022 and January 31, 2022 for the U.S. and Canadian assets, respectively.

On April 6, 2020, the STB issued its decision conditionally approving the acquisition of the Massena rail line in New York from CSX Corporation ("CSX"), which the Company announced its agreement to purchase on August 29, 2019. On June 6, 2020, CN and CSX sought reconsideration asking the STB to remove its condition which requires the parties to propose a change to the line sale agreement for the STB's review. On February 25, 2021, the STB denied the parties’ petitions for reconsideration. On April 23, 2021, the Company appealed the STB's condition in its April 6, 2020 and February 25, 2021 decisions. The case is pending in the United States Court of Appeals for the Seventh Circuit. Briefing is suspended while the parties participate in the circuit mediation process.

Kansas City Southern ("KCS") merger agreement

On April 20, 2021, CN announced that it had made a superior proposal to combine with KCS in a cash-and-stock transaction valued at $33.6 billion, or $325 per share. On May 13, 2021, CN announced that following the completion of confirmatory due diligence, it submitted an enhanced binding superior proposal and merger agreement to KCS’ board of directors, which determined that CN’s proposal was a “Company Superior Proposal” and announced its intention to terminate the previously executed March 21, 2021 merger agreement with Canadian Pacific Railway Limited (“CP”).

On May 21, 2021, CN and KCS announced that they had entered into a definitive merger agreement (the “CN Merger Agreement”). Completion of the CN Merger Agreement was subject to regulatory approvals, including from the STB and the Federal Economic Competition Commission (COFECE) and Federal Telecommunications Institute (IFT) in Mexico. CN had proposed a “plain vanilla” voting trust to STB, pursuant to which, upon KCS shareholder approval of the transaction and satisfaction of customary closing conditions, CN would acquire KCS shares and place them into the voting trust. On August 31, 2021, the STB rejected the joint motion by CN and KCS to approve the proposed voting trust agreement.

On September 15, 2021, KCS and its board of directors announced that a revised acquisition proposal submitted on September 12, 2021 by CP constituted a "Company Superior Proposal" as defined in the CN Merger Agreement. Consequently, KCS entered into a waiver letter agreement with CN under which KCS agreed to terminate the CN Merger Agreement and enter into a merger agreement with CP. As a result, CN received from KCS a merger termination fee of US$700 million ($886 million). In addition, KCS also refunded Brooklyn US Holdings, Inc., a wholly owned subsidiary of the Company, US$700 million ($886 million) that CN had previously paid as an advance to KCS in connection with KCS’ payment of the termination fee to CP under KCS’ original merger agreement with CP.

Financial Management Initiatives

On January 26, 2021, the Company's Board of Directors approved a new normal course issuer bid ("NCIB"), which allowed for the repurchase of up to 14 million common shares, over a twelve-month period, between February 1, 2021 and January 31, 2022. The Company suspended its share repurchase program at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic. The Company resumed its share repurchases in February 2021 and suspended the share repurchases at the end of April 2021 in connection with the CN Merger Agreement with KCS. Following the termination of the CN Merger Agreement, the Company resumed share repurchases at the end of September 2021.

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2.0 billion, or the US dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. As at December 31, 2021, the Company had total commercial paper borrowings of US$111 million ($140 million) at a weighted average interest rate of 0.18%.

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On December 20, 2021, the Company extended the term of its agreement by one year to February 1, 2024. The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. As at December 31, 2021, the Company had no borrowings under the accounts receivable securitization program and there were no activities in 2021.

The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes including backstopping the Company's commercial paper programs. On June 22, 2021, the Company upsized its existing revolving credit agreement from $2.0 billion to $2.5 billion and amended certain provisions. On March 31, 2021, the Company's revolving credit facility agreement had been amended to extend the term of the credit facility by approximately two years and to adopt a sustainability linked loan structure whereby its applicable margins are adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of 2.5 billion consists of a $1.25 billion tranche maturing on March 31, 2024 and a $1.25 billion tranche maturing on March 31, 2026. Subject to the consent of the individual lenders, the Company has the option to increase the facility by an additional $500 million during its term and to request an extension once a year to maintain the tenors of three year and five year of the respective tranches. The credit facility provides for borrowings at various benchmark interest rates, such as LIBOR, plus applicable margins, based on CN's credit ratings and sustainability targets. As at December 31, 2021, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2021. The revolving credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization. The Company is in compliance as of December 31, 2021.

During the second quarter of 2021, in connection with the proposed KCS transaction, the Company obtained commitments for a US$14.3 billion 364-day senior unsecured bridge loan facility and for a US$5 billion term loan credit agreement. On September 15, 2021, upon termination of the CN Merger Agreement with KCS, the bridge loan facility and the term loan credit agreement were terminated. There were no draws in 2021.

The Company has a non-revolving term loan credit facility for financing or refinancing the purchase of equipment, where US$300 million was available to be drawn upon through March 31, 2020 and US$310 million was available to be drawn upon through March 31, 2021. The equipment loans made under the non-revolving credit facility have a tenor of 20 years, bear interest at a variable rate based on LIBOR plus a margin, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock. On March 31, 2021, the Company issued a US$310 million ($389 million) equipment loan under this facility and repaid US$27 million ($33 million) over both equipment loans in 2021. As at December 31, 2021, the Company had outstanding borrowings of US$572 million ($723 million), at a weighted-average interest rate of 0.81% and had no further amount available under this non-revolving term loan facility.

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2021, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2024. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2021, the Company had outstanding letters of credit of $394 million under the committed facilities from a total available amount of $518 million and $158 million under the uncommitted facilities. As at December 31, 2021, included in Restricted cash and cash equivalents was $396 million and $100 million pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

On January 25, 2022, the Company's Board of Directors approved a new normal course issuer bid, which allows for the repurchase of up to 42.0 million common shares, over a twelve-month period, between February 1, 2022 and January 31, 2023.

Significant Collective Agreements

Canadian workforce

On September 13, 2021, the Company served notice to commence bargaining for the renewal of the collective agreement with the International Brotherhood of Electrical Workers (IBEW) governing approximately 700 signals and communications workers, which expired on December 31, 2021. The collective agreement remains in effect until the parties reach a new collective agreement.

On December 1, 2021, CN filed an application with the Canadian Industrial Relations Board pursuant to Section 18.1. of the Canada Labor Code to review the current bargaining unit structure applicable to running trades on its Canadian railway. There are currently 12 bargaining units, and 16 collective agreements covering Locomotive Engineers and Conductors. CN believes that this structure is no longer appropriate for labor relations. A consolidated unit of Locomotive Engineers and Conductors governed by one collective agreement will address these issues and would be a more appropriate bargaining unit structure. The timeline for a decision from the Canadian Industrial Relations Board is uncertain at this time.

U.S. workforce

As of February 1, 2022, collective agreements covering all non-operating and operating craft employees at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC) and Bessemer & Lake Erie Railroad Company (BLE), and all employees at Pittsburgh and Conneaut Dock Company (PCD) were ratified and remain in place. The agreements in place have various moratorium provisions, which preserve the status quo with respect to the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE currently participate in, for collective agreements covering all non-operating and operating employees, with the exception of two employee groups working at PCD covering fewer than 35 employees. The national bargaining negotiations are underway.

2020 Highlights

Leadership Changes

On August 26, 2020, CN announced the appointment of Dominique Malenfant as Executive Vice-President and Chief Information and Technology Officer (“CITO”) of the Company.

On October 6, 2020, CN announced that Margaret A. McKenzie had been appointed to serve on the Board of Directors of CN.

Capital Spending

In 2020, the Company completed a capital expenditure program, investing approximately $2.9 billion, of which $1.6 billion were invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $0.8 billion on strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, $0.4 billion on equipment capital expenditures, including the acquisition of 41 new high-horsepower locomotives and 1449 new grain hopper cars, and $0.1 billion on implementation of Positive Train Control (PTC), the safety technology system mandated by the U.S. Congress.

Acquisitions and Dispositions

In the second quarter of 2020, the Company had committed to a plan for sale for on-going rail operations, and certain non-core lines in Wisconsin, Michigan and Ontario representing approximately 850 miles and had met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their estimated selling price.

On April 6, 2020, the Surface Transportation Board (STB) issued its decision conditionally approving the acquisition of the Massena rail line from CSX Corporation ("CSX"), which the Company had announced its agreement to purchase on August 29, 2019. On June 6, 2020, CN and CSX sought reconsideration asking the STB to remove its condition which requires the parties to propose a change to the line sale agreement for the STB's review. The acquisition represents more than 220 miles of track between Valleyfield, Quebec, and Woodard, New York, and will allow CN to continue to expand its network and foster additional supply chain solutions.

Financial Management Initiatives

On January 28, 2020, the Company's Board of Directors approved a new Normal Course Issuer Bid (NCIB) that allows for the repurchase of up to 16 million common shares between February 1, 2020 and January 31, 2021. CN paused its share repurchases between the end of March 2020 and January 2021 due to the economic circumstances resulting from the pandemic.

In 2020, the Company had a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that could be issued was $2.0 billion, or the US dollar equivalent, on a combined basis. The commercial paper programs, which were subject to market rates in effect at the time of financing, provided the Company with a flexible financing alternative, and could be used for general corporate purposes. As at December 31, 2020, the Company had total commercial paper borrowings of $56 million (U.S. $44 million). The weighted-average interest rate on these borrowings was 0.13%.

The Company had an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On February 27, 2020, the Company extended the term of its agreement by two years to February 1, 2023. The accounts receivable securitization program provided the Company with readily available short-term financing for general corporate use. As at December 31, 2020, the Company had no borrowings under the accounts receivable securitization program.

The Company had an unsecured revolving credit facility with a consortium of lenders, which was available for general corporate purposes, including backstopping the Company's commercial paper programs. The Company's revolving credit facility of $2.0 billion consisted of a $1.0 billion tranche maturing on May 5, 2022 and a $1.0 billion tranche maturing on May 5, 2024. Subject to the consent of the individual lenders, the Company had the option to increase the facility by an additional $500 million during its term and to request an extension once a year to maintain the tenors of three years and five years of the respective tranches. The credit facility provided for borrowings at various benchmark interest rates, plus applicable margins, based on CN's debt credit ratings. In 2020, the Company borrowed $100 million and repaid $100 million on this facility. As at December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility.

On March 27, 2020, the Company entered into a $250 million one year revolving credit facility agreement. The credit facility was available for working capital and general corporate purposes and provided for borrowings at various interest rates, plus a margin. On May 19, 2020, the Company entered into a supplement to the original agreement to increase the credit facility to $390 million. As at December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2020.

The Company had a US$300 million, non-revolving term loan credit facility agreement for financing or refinancing the purchase of equipment, which was available to be drawn upon through March 31, 2020. On March 27, 2020, the Company entered into loan supplements to the original agreement for an additional principal amount of US$310 million, which is available to be drawn through March 31, 2021. Term loans made under this facility have a tenor of 20 years, bear interest at a variable rate, are repayable in equal quarterly instalments, are prepayable at any time without penalty, and are secured by rolling stock. On February 3, 2020, the Company issued a US$300 million ($397 million) equipment loan under this facility and repaid US$11 million ($15 million) in 2020. As at December 31, 2020, the Company had outstanding borrowings of US$289 million ($368 million), at an interest rate of 0.87% and had US$310 million available under this non-revolving term loan facility.

The Company had a series of committed and uncommitted bilateral letter of credit facility agreements. On June 11, 2020, the Company extended the maturity date of certain committed bilateral letter of credit facility agreements to April 28, 2023. The agreements were held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2020, the Company had outstanding letters of credit of $421 million under the committed facilities from a total available amount of $492 million and $165 million under the uncommitted facilities. As at December 31, 2020, included in Restricted cash and cash equivalents was $424 million and $100 million pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

On May 1, 2020, under its current shelf prospectus and registration statement, the Company issued US$600 million ($837 million) 2.45% Notes due 2050 in the U.S. capital markets, which resulted in net proceeds of $810 million.

Significant Collective Agreements

U.S. workforce

As of February 1, 2021, collective agreements covering all non-operating and operating craft employees at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC) and Bessemer & Lake Erie Railroad Company (BLE), and all employees at Pittsburgh and Conneaut Dock Company (PCD) were ratified. These agreements have various moratorium provisions, which preserve the status quo with respect to the given collective agreement during the terms of such moratoriums.

2019 Highlights

Leadership Changes

On May 21, 2019, CN announced the retirement of Mike Cory from his role as Executive Vice-President and COO of the Company and that Robert Reilly had been appointed as Executive Vice-President and COO.

On November 29, 2019, Michael Foster left the Company, and Robert Reilly, Executive Vice-President and COO, assumed the responsibility for the Company’s Information and Technology function, while the Company carried out a global search for a chief information and technology officer.

Strategic Initiatives and Capital Spending

In 2019, the Company completed a record capital expenditure program, investing approximately $3.9 billion, of which $1.6 billion were invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $1.2 billion on strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, $0.9 billion on equipment capital expenditures, including the acquisition of 154 new high-horsepower locomotives and 560 new grain hopper cars, and $0.2 billion on implementation of Positive Train Control (PTC), the safety technology system mandated by the U.S. Congress.

In 2019, the Company initiated the deployment of several technology initiatives to CN's network, including automated railcar inspection, automated track inspection and mobile digital toolkits for field employees.

Acquisitions and Dispositions

On December 2, 2019, following satisfaction of all closing conditions, the Company acquired the intermodal temperature-controlled transportation division of the Alberta-based H&R Transport Limited ("H&R"). The acquisition positioned CN to expand its presence in moving customer goods by offering more end-to-end rail supply chain solutions to a wider range of customers. H&R results of operations have been included in the Company's results of operations since the acquisition date, December 2, 2019. H&R revenues are included as freight revenues in the intermodal commodity group.

On August 29, 2019, the Company announced it had reached an agreement to acquire the Massena rail line from CSX Corporation, which represents more than 220 miles of track between Valleyfield, Quebec, and Woodard, New York. The acquisition allowed CN to continue to expand its network and foster additional supply chain solutions.

On March 20, 2019, following satisfaction of all closing conditions, the Company acquired the Manitoba-based TransX Group of Companies ("TransX"). TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positioned CN to strengthen its intermodal business, and allowed the Company to expand capacity and foster additional supply chain solutions, to continue to create value for customers. TransX's results of operations have been included in the Company's results of operations, since the acquisition date, March 20, 2019. TransX’s revenues are included as freight revenues in the intermodal commodity group.

Financial Management Initiatives

On January 29, 2019, the Board of Directors approved a new normal course issuer bid, which allowed for the repurchase of up to 22 million common shares, over a twelve-month period, between February 1, 2019 and January 31, 2020, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX.

The Company had a commercial paper program in Canada and in the U.S. Both programs were backstopped by the Company's revolving credit facility. As of May 5, 2019, the maximum aggregate principal amount of commercial paper that could be issued increased from $1.8 billion to $2.0 billion, or the U.S. dollar equivalent, on a combined basis. The commercial paper programs, which were subject to market rates in effect at the time of financing, provided the Company with a flexible financing alternative, and could be used for general corporate purposes. As at December 31, 2019, the Company had total commercial paper borrowings of $1,277 million (U.S. $983 million). The weighted-average interest rate on these borrowings was 1.77%.

The Company had an agreement, expiring on February 1, 2021, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. As at December 31, 2019, the Company had accounts receivable securitization borrowings of $200 million, secured by and limited to $224 million of accounts receivable. The accounts receivable securitization program provided the Company with readily available short-term financing for general corporate use.

The Company had an unsecured revolving credit facility with a consortium of lenders, which was available for general corporate purposes, including backstopping the Company's commercial paper programs. On March 15, 2019, the Company's revolving credit facility agreement was amended, which extended the term of the credit facility by one year and increased the credit facility from $1.8 billion to $2.0 billion, effective May 5, 2019. The amended credit facility of $2.0 billion consisted of a $1.0 billion tranche maturing on May 5, 2022 and a $1.0 billion tranche maturing on May 5, 2024. Under the amended credit facility, the Company had the option to request an extension once a year to maintain the tenors of three years and five years of the respective tranches subject to the consent of the individual lenders. The accordion feature, which provides for an additional $500 million of credit under the facility, remained unchanged. The credit facility agreement contained customary terms and conditions, which were substantially unchanged by the amendment. The credit facility provided for borrowings at various benchmark interest rates, plus applicable margins, based on CN's debt credit ratings. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization. As at December 31, 2019, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the year ended December 31, 2019.

On July 25, 2019, the Company entered into an agreement for a non-revolving term loan credit facility in the principal amount of up to US$300 million, secured by rolling stock, which may be drawn upon during the period from July 25, 2019 to March 31, 2020. Term loans made under the facility had a tenor of 20 years, bear interest at a variable rate, and were prepayable at any time without penalty. The credit facility was available for financing or refinancing the purchase of equipment. As at December 31, 2019, the Company had no outstanding borrowings under its non-revolving credit facility and there were no draws during the year ended December 31, 2019. On January 24, 2020, the Company requested a borrowing of US$300 million under its non-revolving credit facility.

The Company had a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2019, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2022. The agreements were held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under the agreements, the Company had the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2019, the Company had outstanding letters of credit of $424 million under the committed facilities from a total available amount of $459 million and $149 million under the uncommitted facilities. As at December 31, 2019, included in Restricted cash and cash equivalents was $429 million and $90 million pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

On February 8, 2019, under its shelf prospectus and registration statement, the Company issued $350 million 3.00% Notes due 2029 and $450 million 3.60% Notes due 2049 in the Canadian capital markets, which resulted in total net proceeds of $790 million.

On November 1, 2019, under its shelf prospectus and registration statement, the Company issued $450 million 3.05% Notes due 2050 in the Canadian capital markets, which resulted in net proceeds of $443 million.

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

On May 10, 2019, the collective agreements with Unifor for three bargaining units covering clerical and intermodal employees, and other classifications, were ratified by its members, renewing the collective agreements for a 45-month term expiring on December 31, 2022. On October 2, 2019, subsequent to the tentative agreement reached with Unifor to renew the collective agreement governing owner-operator truck drivers, which was rejected by the membership on May 10, 2019, a revised agreement was ratified by its members, renewing that collective agreement through December 31, 2023.

On June 14, 2019, the collective agreement with the TCRC governing rail traffic controllers was ratified by its members, renewing the collective agreements for a four-year term expiring on December 31, 2022.

U.S. workforce

As of January 31, 2020, collective agreements covering all non-operating and operating craft employees at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC) and Bessemer & Lake Erie Railroad Company (BLE), and all employees at Pittsburgh and Conneaut Dock Company (PCD) were ratified. The tentative agreement covering the laborers represented by the United Steelworkers at PCD was reached on December 23, 2019 and was ratified by its members on December 27, 2019. Agreements in place had various moratorium provisions, which preserved the status quo in respect of the given collective agreement during the terms of such moratoriums.

3.2	STRATEGY OVERVIEW

For a discussion of the Company’s business strategy and anticipated developments for 2021, please see the section entitled “Strategy overview” on pages 3 to 10 of the MD&A, which are incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section.

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

CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better position the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2021, CN's largest commodity group accounted for 28% of total revenues. From a geographic standpoint, 16% of revenues relate to U.S. domestic traffic, 31% transborder traffic, 18% Canadian domestic traffic and 35% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

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

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 22 to 27 of the MD&A, which are incorporated by reference herein.

4.3	COMPETITIVE CONDITIONS

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the Business risks discussion located on page 58 of the MD&A, which is incorporated by reference herein.

4.4	LABOR

As at December 31, 2021, CN employed a total of 22,604 employees, of which 17,167 were unionized employees.

For a discussion of CN’s labor negotiations, please see the section entitled “Labor negotiations” in the Business risks discussion located on pages 59 to 60 of the MD&A, which is incorporated by reference herein.

4.5	SOCIAL POLICIES

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a comprehensive Human Rights Policy and a Workplace Harassment and Violence Prevention Policy for its Canadian employees and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees. These policies affirm CN’s commitment to ensuring that there is no harassment nor discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other basis protected by law, ordinance or regulation. The policies extend to recruitment, selection and compensation practices, as well as to working conditions and the work environment. Internal complaint procedures have been established whereby any person covered by the Workplace Harassment and Violence Prevention Policy and the Employment Equity Policy (for Canadian employees) or the Equal Employment Opportunity Policy and Prohibited Harassment, Discrimination and Anti-Retaliation Policy (for U.S. employees) can contact his or her human resources director or human resources manager who will address his or her complaint. The employee can also call either the Human Resources Center, which will forward the complaint to the appropriate human resources manager for further handling, or the CN Ombudsman directly, who can be contacted on a confidential basis.

4.6	REGULATION

The Company’s operations are subject to regulations both in Canada and in the U.S. A summary of such regulations is provided below. For a complete discussion of recent and pending legislative and other regulatory developments both in Canada and in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 60 to 64 of the MD&A, which is incorporated by reference herein.

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

Economic regulation - U.S.

The Company's U.S. rail operations are subject to economic regulation by the STB. The STB serves as both an adjudicatory and regulatory body and has jurisdiction over certain railroad rate and service issues, and carrier practices. It also has jurisdiction over the situations and terms under which one railroad may gain access to another railroad’s traffic or facilities, the construction, acquisition or abandonment of rail lines, railroad consolidations, and labor protection provisions in connection with the foregoing. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. Recent proposals in proceedings undertaken by the STB in a number of significant matters remain pending. For further details on such proceedings, see the section entitled “Regulation - Economic regulation - U.S.” in the Business risks discussion located on pages 60 to 61 of the MD&A, which is incorporated by reference herein.

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

On October 6, 2020, Transport Canada issued new Passenger Rail Security Regulations, with their provisions coming into force in sequence. These regulations required passenger railway and host companies to effectively manage their security risks by implementing risk-based security practices, including security awareness training, security risk assessments, security plans and security inspections by July 6, 2021, the designation of a rail security coordinator and security incident reporting by October 6, 2021 and security plan training and security exercises by January 6, 2022. CN has implemented all requirements applicable to its operations.

On February 22, 2021, the Minister approved revisions to the Rules Respecting Key Trains and Key Routes proposed by the Canadian railway industry in response to the request to do so issued on April 1, 2020. The speed of key trains carrying dangerous goods is based on cold temperature conditions and depends on the safety measures implemented by railway companies to be detailed into a Winter Operation Risk Mitigation Plan. The maximum speed also varies based on the type of railway signal and traffic control systems present on the railway networks, which take into account the substantial investments made to equip main line tracks with automated signaling technology, on which the vast majority of CN's traffic is handled. In addition, the new rules require railways to have in place a maintenance and inspection plan for permanent rail joints and temporary rail joints. Considering that speed restrictions applicable to a single category of trains nevertheless affect the speed of all trains operating on a rail network, the revised rules allow CN to maintain normal speed operations unless the conditions require speed restrictions in the interest of safety. The revisions came into force on August 22, 2021.

On March 10, 2021, the Minister issued two orders respecting railway uncontrolled movements. The first order imposes special interim procedures aimed at reducing the risks of uncontrolled movements. The second order requires the Canadian railway industry to revise existing rules to incorporate design and performance parameters for locomotives with roll-away protection, to develop a precise definition of attended versus unattended equipment as well as incorporate requirements on the use of roll-away protection to reduce the risks of an uncontrolled movement. The revisions must be filed with the Minister by March 10, 2022.

On May 31, 2021, the Minister of Transport approved changes to the Rules Respecting Track Safety, which specify safety requirements that railway companies must follow when inspecting and maintaining their railway track infrastructure. As a result of the new changes to the Rules, railway companies will be required to put in place a certification process for employees who inspect tracks and supervise the restoration of tracks to make sure their personnel have the proper knowledge and experience to carry out their safety duties. Railway companies must also establish a process to ensure that track maintenance and repair work meets regulatory requirements and the railway companies’ own standards to improve accountability. Finally, railway companies must develop and implement comprehensive plans to manage rail wear and the condition of the rail surface, which are to be approved by a professional engineer to improve the integrity of railway tracks. These new rules came into force on February 1, 2022.

On July 9 and 11, 2021, Transport Canada issued orders pursuant to the Railway Safety Act in response to wildfires in British Columbia. In addition to requiring the implementation of specific measures aimed at reducing the risk of fires and improving their detection, the Order directed railway companies to complete and implement a Final Extreme Weather Fire Risk Mitigation Plan ("Final Plan") within 60 days following the issuance of these orders. In accordance with this requirement, CN filed its Final Plan on September 9, 2021. This Final Plan addresses fire detection, monitoring and response measures and was prepared after consulting municipal and other levels of local government, including Indigenous government or other Indigenous governing bodies. On October 14, 2021, the Transportation Safety Board confirmed that its investigation of the Lytton fire had not revealed any evidence to link railway operations to the fire.

On July 30, 2021, Transport Canada issued Ministerial Order 21-04 pursuant to the Railway Safety Act. This Order provides for reporting requirements respecting the occurrence of an emergency brake application that occurs when a train is stopped on heavy or mountain grade. Initially made mandatory between July 1, 2020 and July 1, 2021, the requirements began to apply again under the Order on September 1, 2021, and last for 12 months until September 1, 2022.

On July 30, 2021, Transport Canada approved amendments to the Canadian Railway Operating Rules proposed by the Railway Association of Canada on behalf of its members. The amendments prescribe: 1) when air brakes must be used during switching operations (i.e. process of rearranging rail cars in a train yard) to ensure a consistent approach across the railway system; 2) measures to ensure that stationary equipment is secured during switching operations to prevent uncontrolled movements; and 3) speed restrictions when switching is conducted with a remotely controlled locomotive. The new provisions are designed to improve safety and prevent uncontrolled movement while conducting switching operations, and to ensure that equipment is properly secured while switching.

Transport Canada issued an order effective October 30, 2021 requiring employers in the federally regulated rail sectors to either establish mandatory vaccination policies for all employees in their organizations or require rail crew and track employees submit to rigorous testing protocols. Each railway that implements a mandatory vaccination policy must include a provision for employee attestation/declaration of their vaccination status; include a description of consequences for employees who do not comply or who falsify information; and meet standards consistent with the approach taken by the Government of Canada for the Core Public Administration. After November 15, 2021, each railway is required to guarantee employees have at least one shot of a COVID-19 vaccine or they will be unable to work. All employees were required to be fully vaccinated by January 24, 2022.

On November 15, 2021, CN filed with Transport Canada its Winter Operation Risk Mitigation Plan in accordance with the Rules Respecting Key Trains and Key Routes. This Plan deals with specific measures associated with the movement of trains carrying crude oil or liquefied petroleum gases.

On November 25, 2020, the Minister approved the new Duty and Rest Period Rules for Operating Employees subject to conditions clarifying some aspects of the Rules. In accordance with the new Rules, CN filed with Transport Canada on November 25, 2021, its Fatigue Management Plan containing an extensive set of prescriptive requirements for processes around scheduling, fitness for duty, deadheading, and other requirements of the new rules. The other provisions of the Rules applicable to CN will come into effect on May 25, 2023.

On November 26, 2021, Transport Canada adopted regulations revising the scope of application of the Grade Crossing Regulations by setting requirements for grade crossings according to a risk-based model. Under this model, existing crossings considered to be low risk are exempted from upgrade requirements. The amendments also extend the compliance deadline for upgrade requirements (previously November 28, 2021) on the basis of the risk-based model. For crossings considered to be high priority, the deadline is extended by one year (until November 28, 2022), and for all other crossings (i.e., crossings that do not meet the threshold criteria for low-risk or high priority) by three years (until November 28, 2024).

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

On February 18, 2020, the FRA issued a final rule that requires each Class I railroad and certain shortline railroads to develop a Railroad Risk Reduction Program in a written plan that will be reviewed and approved by the FRA and will be subject to audit. CN submitted its plan on August 16, 2021. Rail labor previously challenged aspects of the FRA rule in the United States Court of Appeals for the DC Circuit, including protection from discovery for information compiled by railroads for purposes of implementing the rule. On August 20, 2021, the United States Court of Appeals for the DC Circuit denied the challenge filed by rail labor to the FRA's final rule concerning the risk reduction programs. In November 2021, the FRA denied the Class I risk reduction program plans with comments. The Class I railroads will submit revised plans by February 7, 2022.

On February 23, 2021, the United States Court of Appeals for the Ninth Circuit vacated an FRA order from May 2019, which had withdrawn an agency proposed rule relating to crew size. On April 9, 2021, the Association of American Railroads sought rehearing from the court. On May 6, 2021, the Ninth Circuit denied the petition for rehearing. In a separate matter, a federal court in Illinois previously concluded that the Illinois crew size statute was preempted under the FRA’s May 2019 order, and the Illinois Commerce Commission appealed that decision to the United States Court of Appeals for the Seventh Circuit. That appeal was stayed pending resolution of the Ninth Circuit case. On July 2, 2021, the United States Court of Appeals for the Seventh Circuit remanded the case to the district court so that the district court will vacate its prior decision based on the FRA’s May 2019 order and decide AAR’s other preemption arguments. On December 21, 2021, the district court held that the Illinois crew size statute was preempted by the Regional Rail Reorganization Act (known as the 3R Act).

On March 1, 2021, the FRA implemented an emergency order governing the use of face masks in railroad operations. On June 10, 2021, FRA issued a Statement of Enforcement Discretion Regarding FRA’s Emergency Order Requiring Face Mask Use in Railroad Operations that is focused on passenger transportation and will exercise enforcement discretion while outdoors on a transportation conveyance or while outdoors at transportation hubs. FRA has not updated its views on masks in the freight transportation context.

The US government announced that it would impose vaccine mandates. The Biden Administration issued the Executive Order on Ensuring Adequate COVID-19 Safety Protocols for Federal Contractors and COVID-19 workplace safety guidance for federal contractors and subcontractors from the Safer Federal Workforce Task Force, which is scheduled to go into effect on January 10, 2022 and the US Department of Labor's Occupational Safety and Health Administration (OSHA) will not issue citations for noncompliance until February 9, 2022. The OSHA issued an emergency temporary standard that would require employers with 100 or more employees to ensure their workforce is fully vaccinated or subject to periodic testing. Opponents challenged the vaccine mandates in court. The federal contractor mandate is subject to a nationwide injunction, which has been appealed, and oral argument will be scheduled by the United States Court of Appeals for the Eleventh Circuit. The OSHA temporary standard was reinstated by the United States Court of Appeals for the Sixth Circuit and allowed the OSHA rule to take effect. Applicants sought emergency relief from the United States Supreme Court to stay the OSHA rule. On January 13, 2022, the Supreme Court stayed the OSHA temporary standard pending the disposition of the Applicants’ petition for review pending before the Sixth Circuit. The Supreme Court concluded that the Applicants were likely to succeed on the merits of their claim that the agency lacked authority to impose the mandate.

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

See Note 21 - Major commitments and contingencies, to CN’s 2021 Annual Consolidated Financial Statements ("Financial Statements") for a further discussion of environmental matters, as well as the section entitled “Environmental matters” in the Critical accounting estimates discussion located on pages 56 to 57 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on page 59 of the MD&A, which are incorporated by reference herein.

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

The Governance, Sustainability and Safety Committee of the Board of Directors has the responsibility of overseeing the Company's environmental programs. The Governance, Sustainability and Safety Committee is composed of CN directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The Company’s CDP report, its Sustainability Report entitled “Delivering Responsibly” and the Company’s Corporate Governance Manual, are available on CN’s website www.cn.ca in the Delivering Responsibly section.

4.8	LEGAL MATTERS

Legal Proceedings

As of the date hereof, there are no legal proceedings to which CN is a party involving claims for damages, exclusive of interest and costs, in excess of 10% of its current assets. The Company will regularly assess its position as events progress.

See Note 21 - Major commitments and contingencies to the Financial Statements, for further discussion of legal actions, if any, as well as pages 54 to 56 of the MD&A, for a general discussion of personal injury and other claims, which are incorporated by reference herein.

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

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 58 to 67 of the MD&A, and under the heading “Financial Instruments” for risks associated with the Company’s use of financial instruments located on pages 46 to 48 of the MD&A, which pages are incorporated by reference herein. See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

ITEM 5	DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.5375 per share, starting with the first quarter of 2019 was increased to $0.5750 per share, starting with the first quarter of 2020, and increased to $0.6150 per share, starting with the first quarter of 2021, and increased to $0.7325 per share, starting with the first quarter of 2022. There can be no assurance as to the amount or timing of such dividends in the future.

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

CN’s Articles provide that where the total number of voting shares held, beneficially owned, or controlled, directly or indirectly, by any one person together with his or her associates exceed 25%, no person shall exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates. Furthermore, all dividends attributable to the percentage of voting shares held by such persons in excess of 25% shall be forfeited, including any cumulative dividend. However, CN’s Articles provide that in the event the 25% limit is exceeded solely as a result of share buybacks conducted by CN, the only consequence to the relevant shareholder is that the shareholder is not entitled to exercise the voting rights attached to the common shares held by such shareholder that are in excess of the 25% limit.

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

In addition, CN is authorized to refuse to recognize the ownership rights that would otherwise be attached to any voting shares held, beneficially owned or controlled, directly or indirectly, contrary to the share ownership constraint. Finally, CN has the right, for the purpose of enforcing any constraint imposed pursuant to its Articles, to sell, as if it were the owner thereof, any voting shares that are owned or that the directors determine may be owned, by any person or persons contrary to such share ownership constraint.

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

	DBRS Morningstar	Moody’s Investors Service	Standard & Poor’s
Long-Term Debt	A	A2	A
Commercial Paper	R-1 (low)	P-1	A-1

The above-noted ratings are given the following credit characteristics by the various rating agencies:

DBRS Morningstar (“DBRS”)

•	Long-term debt rated A is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable. This rating falls within the third highest of DBRS’s ten long-term debt rating categories which range from “AAA” to “D”.

•	Commercial paper rated R-1 (low) is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable. This rating falls within the third highest of DBRS’s ten short-term debt rating categories which range from “R-1 (high)” to “D”.

Moody’s Investors Service (“Moody’s”)

•	Long-term debt obligations rated A are judged to be upper-medium grade and are subject to low credit risk. This rating falls within the third highest of Moody’s nine generic long-term obligation rating categories which range from “Aaa” to “C”. The modifier “2” indicates a ranking in the mid-range of that generic rating category.

•	Commercial paper rated P-1 indicates that CN has a superior ability to repay short-term debt obligations. This rating falls within the highest of Moody’s four generic short-term debt-rating categories, which range from “P-1” to “NP”.

Standard & Poor’s Financial Services LLC (“S&P”)

•	Long-term debt obligations rated A are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligations is still strong. This rating falls within the third highest of S&P’s ten major long-term credit rating categories which range from “AAA” to “D”.

•	A short-term obligation rated “A-1” is rated in the highest category by S&P. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

Following the execution of the CN Merger Agreement with KCS, rating agencies had put CN’s ratings under review or CreditWatch, as applicable. In connection with the termination of the CN Merger Agreement on September 15, 2021 and CN's announcement of its strategic and financial value creation plan on September 17, 2021, rating agencies took the following actions:

•	DBRS removed CN's ratings from under review with negative implications and confirmed them with stable trends.

•	Moody's removed CN's ratings from under review for downgrade and declared the outlook negative.

•	S&P removed CN's ratings from CreditWatch with negative implications and declared the outlook negative.

The ratings of CN’s securities described above should not be construed as a recommendation to buy, sell, or hold CN securities and do not address the market price or suitability of a specific security for a particular investor. Ratings may be revised or withdrawn at any time by the rating agencies.

As is common practice, during the last two years, each of the above-noted credit rating agencies charged CN for their rating services, which include annual surveillance fees covering CN’s outstanding long-term and short-term debt securities, in addition to one-time rating fees when debt is initially issued. CN reasonably expects that such payments will continue to be made for rating services in the future.

ITEM 7	TRANSFER AGENT AND REGISTRAR

In Canada, the transfer agent and registrar for CN’s common shares is Computershare Trust Company of Canada and, in the U.S., the co-transfer agent and co-registrar is Computershare Trust Company, N.A., both of which maintain registers of transfers for CN’s common shares at the locations specified below:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Toll Free Tel: 1-800-564-6253

Toll Free Fax: 1-888-453-0330

Email: service@computershare.com

Web: www.investorcentre.com\service

Co-transfer agent and co-registrar:

Computershare Trust Company, N.A.

Att: Shareholder Services

Overnight Mail Delivery: 462 South 4th Street, Suite 1600, Louisville, KY 40202

Regular Mail Delivery: P.O. Box 505000, Louisville, KY 40233-5000

Telephone: 1-800-962-4284

The register for CN’s Canadian notes, issued pursuant to its senior indenture dated as of July 12, 2013, between the Company and BNY Trust Company of Canada (as amended and supplemented), is kept at the principal office of BNY Trust Company of Canada in Montréal, Canada. The register for CN’s U.S. notes, issued pursuant to its senior indenture dated as of June 1, 1998 between the Company and The Bank of New York Mellon (as amended and supplemented), is kept at the principal office of The Bank of New York Mellon in New York, United States.

ITEM 8	MARKET FOR SECURITIES

8.1	TRADING PRICE AND VOLUME

CN’s common shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the common shares on the TSX for each month of 2021:

Month	High	Low	Volume
January	148.91	129.18	23,537,590
February	141.40	129.54	27,129,494
March	148.89	137.61	36,449,884
April	149.44	131.75	24,063,399
May	138.46	125.00	35,252,538
June	136.45	129.04	34,537,802
July	135.60	128.50	20,981,634
August	152.20	132.38	20,771,412
September	161.15	144.51	45,700,892
October	168.66	144.00	22,735,200
November	166.35	160.05	19,502,693
December	167.65	152.68	26,066,748

8.2	PRIOR SALES

In the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2021, the Company had total commercial paper borrowings of US$111 million ($140 million). The weighted-average interest rate on these borrowings was 0.18%.

ITEM 9	DIRECTORS AND EXECUTIVE OFFICERS

9.1	DIRECTORS

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election. The following table lists the directors of the Company as of the date hereof:

Name Province or State of Residence and Date of First Election/Appointment to Board	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Shauneen Bruder Ontario, Canada April 25, 2017	Corporate Director Vice Chair of the Board of Directors, CN	Executive Vice-President, Operations, Royal Bank of Canada
The Hon Jean Charest, P.C. Québec, Canada January 25, 2022	Partner, McCarthy Tétrault LLP
Denise Gray Michigan U.S.A. April 27, 2021	President, LG Energy Solution Michigan Inc. Tech Center	President and Chief Executive Officer, LG Chem Power, Inc.
Justin M. Howell Michigan, U.S.A. April 27, 2021	Senior Investment Manager, Cascade Asset Management Co.
The Hon. Kevin G. Lynch, P.C., O.C., PH. D., LL.D. Ontario, Canada April 23, 2014	Corporate Director	Vice-Chair, BMO Financial Group
Margaret A. McKenzie Alberta, Canada October 6, 2020	Corporate Director
James E. O’Connor Florida, U.S.A. April 27, 2011	Corporate Director
Jo-ann dePass Olsovsky Texas, U.S.A. October 27, 2021	Executive Vice-President and Chief Information Officer, Salesforce Inc.	Vice-President and Chief Information Officer, BNSF Railway
Robert Pace, D. COMM., C.M. Nova Scotia, Canada October 25, 1994	Chair of the Board of Directors, CN President and Chief Executive Officer, The Pace Group
Robert L. Phillips British Columbia, Canada April 23, 2014	President, R.L. Phillips Investments Inc.

Name Province or State of Residence and Date of First Election/Appointment to Board	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Jean-Jacques Ruest (1) Quebec, Canada July 24, 2018	President and Chief Executive Officer, CN	Interim President and Chief Executive Officer; Executive Vice-President and Chief Marketing Officer
Laura Stein California, U.S.A. April 23, 2014	Executive Vice-President, Corporate & Legal Affairs and General Counsel, Mondelēz International	Executive Vice-President - General Counsel & Corporate Affairs; Senior Vice-President, General Counsel, The Clorox Company

1.	Effective February 28, 2022, Tracy Robinson will succeed Jean-Jacques Ruest as President and Chief Executive Officer and as a member of the Board of Directors of CN.

Committee Membership

As of the date hereof, the membership of each Board committee is composed of the following directors:

Audit, Finance and Risk Committee

Robert L. Phillips (chair), Shauneen Bruder, Denise Gray, the Hon. Kevin G. Lynch, Margaret A. McKenzie, James E. O'Connor.

Governance, Sustainability and Safety Committee

Shauneen Bruder (chair), Denise Gray, Justin M. Howell, the Hon. Kevin G. Lynch, Robert Pace, Laura Stein.

Human Resources and Compensation Committee

The Hon. Kevin G. Lynch (chair), Shauneen Bruder, Denise Gray, Justin M. Howell, Robert Pace, Robert L. Phillips.

Pension and Investment Committee

Laura Stein (chair), Justin M. Howell, Margaret A. McKenzie, James E. O'Connor.

9.2	AUDIT COMMITTEE DISCLOSURE

The Audit, Finance and Risk Committee Charter is reproduced in its entirety at Schedule A of this AIF.

Composition of the Audit, Finance and Risk Committee

As of the date hereof, the Audit, Finance and Risk Committee is composed of six independent directors, namely, Robert L. Phillips (chair), Shauneen Bruder, Denise Gray, the Hon. Kevin G. Lynch, Margaret A. McKenzie, James E. O'Connor.

Education and Relevant Experience of the Audit, Finance and Risk Committee Members

The Board of Directors believes that the composition of the Audit, Finance and Risk Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the Board of Directors to be financially literate, as such term is defined under Canadian and U.S. securities laws and regulations and the NYSE Corporate Governance Standards. The Board of Directors has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit, Finance and Risk Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Phillips, Chair of the Audit, Finance and Risk Committee since April 27, 2021, is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001-2004. Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited. He also enjoyed a prestigious career as a corporate lawyer and was appointed to the Queen's Counsel in Alberta in 1991. Mr. Phillips is currently the chairman of the board of directors and member of the Audit Committee of the Canadian Western Bank, and a member of the board of directors and Audit Committee of Capital Power Corporation. He is also Lead Director of West Fraser Timber Co. Ltd. Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta.

Ms. Bruder is the retired Executive Vice-President, Operations at the Royal Bank of Canada (“RBC”) where she was responsible for overseeing operations related to all personal and business clients in Canada. She previously served for RBC as Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Banks, Inc. in North Carolina. Ms. Bruder is a director and a member of the Audit, Finance and Risk Committee of Andrew Peller Limited. Ms. Bruder is also a member of the Institute of Corporate Directors and is Chair of the Board of Governors for the University of Guelph. Previously, she was appointed as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. She serves as Honorary Consul for Luxembourg in Toronto. Ms. Bruder holds a B.A. from the University of Guelph and an MBA from Queen’s University.

Ms. Gray is the President, LG Energy Solution Michigan Inc. Tech Center, and a member of its board of directors. In this role, she oversees the North American subsidiary of South Korean LG Energy Solution, one of the world’s largest lithium-ion battery manufacturers. Prior to March 2018, she was President and Chief Executive Officer of LG Chem Power, Inc., a company focused on lithium-ion polymer battery technology applications in the North American automotive and commercial markets. Ms. Gray has been a member of the board of Tenneco, Inc., a U.S. public company and a manufacturer of automotive products for global markets, since 2019 and serves as a member of the board’s audit and compensation committees. Ms. Gray also serves on the board of directors of the Original Equipment Suppliers Association (OESA), a non-profit trade association that represents original equipment automotive suppliers in North America. She was awarded the 2017 Women of Color Technologist of the Year Award and holds a bachelor’s degree in Electrical Engineering from Kettering University and a master’s degree in Engineering Management Technology from Rensselaer Polytechnic Institute.

The Honorable Kevin G. Lynch is the retired Vice-Chair, BMO Financial Group. In this role, Dr. Lynch was a key strategic advisor to senior management and represented BMO in domestic and international markets. Prior to joining BMO, Dr. Lynch built a distinguished public service career in the Government of Canada. Before his retirement in 2009, he served as Clerk of the Privy Council, Secretary to the Cabinet, and Head of the Public Service of Canada. Dr. Lynch began his public service career at the Bank of Canada in 1976 and has held a number of senior positions in the Government of Canada. These included the post of Deputy Minister of Industry, from 1995 to 2000, and Deputy Minister of Finance, from 2000 to 2004. From 2004 to 2006, he served as Executive Director (for the Canadian, Irish and Caribbean constituency) at the International Monetary Fund in Washington, D.C. Dr. Lynch was the Chair of SNC-Lavalin Group Inc., and past director of Empire Ltd., CNOOC Ltd and various Crown corporations. He was made a Member of the Queen's Privy Council for Canada in 2009 and an Officer of the Order of Canada in 2011. The Honorable Kevin G. Lynch earned his master’s in Economics from the University of Manchester and a doctorate in Economics from McMaster University.

Ms. McKenzie is a Corporate Director with more than 30 years of experience in the energy sector where she developed expertise in financial reporting, treasury, corporate finance and risk management. She currently sits on the board of directors of PrairieSky Royalty Ltd., where she is the chair of the Audit Committee, and Spur Petroleum Ltd., a private energy company in Western Canada. Ms. McKenzie is the founder and former Chief Financial Officer of Range Royalty Management Ltd, a position she assumed from 2006 to 2014. Ms. McKenzie holds a Bachelor of Commerce Degree (Accounting) from the University of Saskatchewan and has obtained her designation as ICD.D with the Institute of Corporate Directors. She has also been Chartered Professional Accountant (CPA CA) since 1985.

Mr. O’Connor is the retired Chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the U.S. From 1998 to 2011, Mr. O’Connor was Chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc. He was named to the list of America’s Best CEOs each year between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He was Lead Director of Casella Waste Systems, Inc. and past director of Clean Energy Fuels Corp. Mr. O'Connor holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University.

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2021 and 2020, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees (1)	2021	2020
Audit	$2,838,000	$2,778,000
Audit-related	$1,357,000	$1,122,000
Tax	$1,394,000	$1,205,000
All Other	$33,000	$42,000
Total Fees	$5,622,000	$5,147,000

1.	Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit, Finance and Risk Committee (previously referred to as the Audit Committee) approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit, Finance and Risk Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2021 and 2020.

A discussion of the nature of the services under each category is described below.

Audit fees

Consists of fees incurred for professional services rendered by the auditors in relation to the audits of the Company’s consolidated annual financial statements and internal control over financial reporting, review of quarterly reports and audits of the financial statements of certain of the Company’s subsidiaries ..

Audit-related fees

Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, for attestation services in connection with reports required by statute or regulation, audit of the accounting associated with new, complex and proposed transactions and other services, including services required to be performed to issue consent or comfort letters, in connection with the issuance of securities or the filing of registration statements.

Tax fees

Fees consist of compliance related services associated to cross-border employee tax filings, for assistance related to the preparation of Canadian and U.S. research and development tax credit filings and other tax advice and compliance services.

All Other fees

Consists of forensic investigation and accounting services related to a foreign subsidiary.

Non-Audit Services

The mandate of the Audit, Finance and Risk Committee, attached as Schedule A to this AIF, provides that the Audit, Finance and Risk Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s Audit, Finance and Risk Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit, Finance and Risk Committee.

9.3	EXECUTIVE OFFICERS

The following table lists the executive officers of the Company as of the date hereof:

Name and Province or State of Residence	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Jean-Jacques Ruest (1) Quebec, Canada	President and Chief Executive Officer	Interim President and Chief Executive Officer; Executive Vice-President and Chief Marketing Officer
James Cairns Alberta, Canada	Senior Vice-President, Rail Centric Supply Chain	Vice-President Petroleum and Chemicals
Sean Finn Quebec, Canada	Executive Vice-President Corporate Services and Chief Legal Officer

Name and Province or State of Residence	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Ghislain Houle Quebec, Canada	Executive Vice-President and Chief Financial Officer	Vice-President and Corporate Comptroller; Vice-President, Financial Planning
Dorothea Klein Quebec, Canada	Senior Vice-President and Chief Human Resources Officer	Senior Vice-President, Human Resources, Electrification Business, ABB Inc.; Senior Vice President, Human Resources, Americas, ABB Inc.; Chief Human Resources Officer and Secretary of the Nomination and Compensation Committee, Lonza AG
Doug MacDonald Quebec, Canada	Senior Vice-President, Office of the President and CEO, Special Projects	Senior Vice-President, Information & Technology, Vice-President, Eastern Region; Senior Vice-President, Rail Centric Supply Chain; Vice-President, Bulk; Vice-President Industrial Products
Dominique Malenfant Quebec, Canada	Executive Vice-President and Chief Information and Technology Officer	Senior Vice-President, Engineering and Chief Technology Officer, Wabtec Corporation; Vice President, Global Technologies and Chief Technology Officer, GE Transportation
Helen Quirke Quebec, Canada	Senior Vice-President and Chief Strategy Officer	Interim Chief Strategy Officer, CN; Managing Director & Partner, Partner, Principal, The Boston Consulting Group
Rance Randle Alberta, Canada	Senior Vice-President, Network Operations and Transportation	Vice-President Network Operations, CN; Vice President Operations North Region, BNSF
Keith Reardon Ontario, Canada	Senior Vice-President, Consumer Product Supply Chain	Vice-President, Intermodal and Automotive; Vice-President, Intermodal
Robert Reilly Quebec, Canada	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer and Interim Chief Information & Technology Officer, CN; Vice-President Operations, BNSF
Doug Ryhorchuk Alberta, Canada	Senior Vice-President, Mechanical & Engineering	Senior Vice-President, Network Operations; Vice-President, Network Operations; Vice-President, Western Region; General Manager - West

1.	Effective February 28, 2022, Tracy Robinson will succeed Jean-Jacques Ruest as President and Chief Executive Officer and as a member of the Board of Directors of CN.

The executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at December 31, 2021, the directors and the executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 750 thousand common shares of the Company, representing approximately 0.11% of the outstanding common shares.

9.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, none of such directors or executive officers is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

ITEM 10	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, there were no (i) directors or executive officers, (ii) persons that beneficially own, or control or direct, directly or indirectly, more than 10% of CN's common shares, or (iii) any associate or affiliate of persons referred to in (i) and (ii), with a material interest in any transaction within the three most recently completed financial years that has materially affected the Company or is reasonably expected to materially affect the Company.

ITEM 11	INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2021 Annual Consolidated Financial Statements and the related notes in conformity with U.S. generally accepted accounting principles. KPMG LLP have confirmed with respect to CN that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ITEM 12	ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and MD&A for its most recently completed financial year. Additional information, including directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular prepared in respect of its most recent annual meeting of shareholders held on April 27, 2021 (Circular). The Circular is available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca.

SCHEDULE A - CHARTER OF THE AUDIT, FINANCE AND RISK COMMITTEE

1.	PURPOSE

The purpose of the Audit, Finance and Risk Committee (“AFR Committee”) is to assist the Board in fulfilling its oversight responsibilities in relation to:

•	the integrity and quality of CN’s financial statements, financial reporting, systems of internal control and internal audit function;

•	the qualifications, independence and performance of CN’s auditor;

•	CN’s annual operating and capital expenditure plans;

•	CN’s capital allocation strategies and programs;

•	CN’s financing plans and programs relating to treasury operations, credit facilities and credit ratings, and financial risks and contingent exposures;

•	CN’s risk assessment and enterprise risk management process, policies and practices; and

•	any additional matters delegated to the AFR Committee by the Board.

2.	MEMBERSHIP

•	Number. The Board shall appoint a minimum of five directors to be members of the AFR Committee, one of whom shall be the Chair of the Human Resources and Compensation Committee.

•	Independent Directors. Only independent directors, as determined by the Board and under Canadian and U.S. corporate governance standards, may be appointed. A member of the AFR Committee may not, other than in his or her capacity as a director or member of a Board committee and subject to the exceptions provided in Canadian and U.S. laws and regulations, accept directly or indirectly any fee from CN or any subsidiary of CN nor be an affiliated person of CN or any subsidiary of CN.

•	Qualifications. Each member must be “financially literate” and at least one member must be an “audit committee financial expert”, as determined by the Board.

•	Simultaneous Service. Because of the AFR Committee’s demanding role and responsibilities, the Board Chair, together with the Governance, Safety and Sustainability Committee chair, shall review any invitation to the AFR Committee members to join the audit committee of another entity. Where a member of the AFR Committee simultaneously serves on the audit committee of more than three public companies, including CN, the Board shall determine whether such simultaneous service impairs the ability of such member to effectively serve on the AFR Committee and either requires a correction to the situation or discloses in CN’s Information Circular that there is no such impairment.

3.	MEETINGS

•	Meetings. The AFR Committee shall meet at least five times annually, or more frequently as circumstances dictate. Such meetings may be held by telephone or by any other means which enables all participants to communicate with each other simultaneously and as necessary.

•	Quorum. A quorum for the transaction of business at a AFR Committee meeting shall be a majority of the AFR Committee members.

•	Timing. The AFR Committee shall typically meet one day prior to CN’s Board meetings, or as otherwise required.

•	Meeting Without Management. Each AFR Committee meeting will include a portion without the presence of management.

•	Access to Outside Advisers. As appropriate, the AFR Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board Chair. The AFR Committee has the authority to independently make arrangements for the appropriate funding for payment of any advisors retained by it. The Board will make arrangements for the appropriate funding for all administrative expenses necessary or appropriate to allow the AFR Committee to carry out its duties.

•	Reporting. The AFR Committee shall report to the Board periodically on the AFR Committee’s activities.

4.	RESPONSIBILITIES

The AFR Committee will be responsible for overseeing the performance of the following functions:

A.	AUDIT FUNCTIONS

•	Overseeing Financial Reporting. The AFR Committee shall monitor and review the quality and integrity of CN’s accounting and financial reporting process, which includes:

◦	monitoring the quality and integrity of CN’s accounting and financial reporting process through discussions with management, the external auditors and the internal auditors;

◦	reviewing with management and the external auditors and recommending for approval to the Board both the annual audited financial statements to be included in the annual report of CN and the quarterly consolidated financial statements of CN and accompanying information, including in each case CN’s MD&A disclosure and earnings press releases prior to their release, filing and distribution;

◦	reviewing with management and the external auditors and recommending for approval to the Board the annual audited financial statements of CN’s Pension Trust Funds;

◦	reviewing the level and type of financial information provided, from time to time, to financial markets;

◦	reviewing and recommending for approval to the Board the financial information contained in the annual information form, prospectuses or other offering documents and other reports or documents, financial or otherwise, requiring Board approval;

◦	reviewing with the external auditors and management, the quality, appropriateness and disclosure of CN’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto, as well as any significant financial reporting issues and judgments made in connection with the preparation of financial statements, including without limitation (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between CN and the external auditors (including a disagreement, if any, with management and any audit problems or difficulties and management’s response);

◦	reviewing the external auditors’ reports on the annual consolidated financial statements and internal controls over financial reporting of CN and on the annual financial statements of CN’s Pension Trust Funds;

◦	reviewing the external auditors’ quarterly review engagement reports on the quarterly consolidated financial statements of CN;

◦	reviewing the compliance of management certification of financial reports with applicable legislation; and

◦	reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

•	Monitoring Internal Controls over Financial Reporting (“Internal Controls”). The AFR Committee shall monitor the integrity and quality of CN’s Internal Controls. This includes:

◦	receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and Internal Controls;

◦	reviewing CN’s compliance with applicable legal and regulatory requirements relating to Internal Controls;

◦	while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints received by CN regarding any matter that could pose a risk to CN’s business, including concerns regarding accounting or auditing matters; and

◦	requesting the performance of an audit of any specific risk or of Internal Controls, as required.

•	Monitoring Internal Auditors. The AFR Committee will monitor the performance of the internal auditors. This includes:

◦	ensuring that the chief internal auditor reports directly to the AFR Committee and recommending the appointment and termination of the chief internal auditor;

◦	regularly monitoring the internal audit function’s performance, responsibilities, staffing and resources;

◦	approving at least annually the internal audit plan and monitoring the progress thereof on a regular basis; and

◦	ensuring that the internal auditors are accountable to the AFR Committee and to the Board.

•	Monitoring External Auditors. The external auditor is accountable to and reports directly to the AFR Committee. Accordingly, the AFR Committee will evaluate and be directly responsible for CN’s relationship with the external auditor. Specifically, this includes:

◦	recommending to the Board and CN’s shareholders the appointment and, if appropriate, the removal of external auditors for CN and CN’s Pension Trust Funds, evaluating and remunerating them, and monitoring their qualifications, performance and independence;

◦	approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors to CN or any of its subsidiaries, in accordance with applicable laws and regulations;

◦	approving all fees paid to the external auditors;

◦	reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

◦	reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

◦	reviewing hiring policies for employees or former employees of CN’s external auditors; and

◦	ensuring the rotation of lead, concurring and other audit partners, to the extent required by Canadian corporate governance standards and US corporate governance standards.

•	Communications with Auditors and Management. The AFR Committee has direct communication channels with the internal and external auditors to discuss and review specific issues, as appropriate. In addition, each must meet separately with the AFR Committee, without management, quarterly, and more frequently as required; the AFR Committee must also meet separately with management quarterly, and more frequently as required.

•	Communications with Investors. The AFR Committee shall oversee the Company’s policies and procedures related to disclosure of financial and other material information to investors and the processes in place to ensure the information is accurate, complete and consistent with other public disclosures made by the Company; the Committee will ensure procedures in place for the review of CN’s disclosure of financial information extracted or derived from CN’s financial statements and periodically assessing the adequacy of those procedures.

B.	FINANCE MATTERS

•	Operating and Capital Plans. Following the Board’s annual approval of CN’s strategic plan, the AFR Committee shall review and make recommendations to the Board regarding CN’s annual operating plans, capital expenditures programs and capital allocation plans, including CN’s capital structure and cash flows and the alignment of these plans to the Company’s long-term strategy. The AFR Committee shall also monitor performance against these plans.

•	Financial Policy and Financings. The AFR Committee shall review and make recommendations to the Board relating to CN’s financial policies and financing plans, including:

◦	treasury operations such as the opportunity and parameters of debt and equity financings and the prepayment, redemption, repurchase or defeasance of any indebtedness;

◦	the use of financial derivatives and hedging activities;

◦	loans, guarantees of the credit of others, or other extensions of credit by CN;

◦	significant capital and other expenditures, sales and leases of assets and any other transactions that could alter, impact or otherwise materially affect CN’s financial or corporate structure, including off-balance sheet items, as well as projected and actual returns from investments; and

◦	significant additional voluntary pension contributions above current service cost and above any required special payments that would materially impact CN’s capital allocation plan,

in each case that exceed any delegation of authority to management.

•	Dividends and Share Repurchases. The AFR Committee shall review and make recommendations to the Board regarding CN’s shareholder distributions, including with respect to dividends and share repurchases.

•	Credit Ratings. The AFR Committee shall regularly review CN’s credit ratings and monitor CN’s activities relating to credit rating agencies.

•	Credit Facilities. The AFR Committee shall review the Corporation’s credit facilities, including amendments thereto, and review compliance by the Corporation with its financial covenants.

•	Significant Investments. The AFR Committee shall receive regular reports from management on the status and risks related to CN’s significant or strategic investments, such that the AFR Committee may monitor the execution of such investments against objectives and oversee any related risks.

C.	RISK MANAGEMENT

•	Risk Monitoring and Assessment. The AFR Committee shall oversee and monitor management’s assessment of CN’s major risk exposures, defined as exposures that have the potential to materially impact CN’s ability to meet or support its business objectives, and report to the Board on any significant risks. This includes reviewing:

◦	principal risks and their potential impact on CN’s ability to achieve its business and financial objectives, including, in coordination with the Governance, Safety and Sustainability Committee, any risks associated with ESG matters and the adequacy and effectiveness of applicable internal controls related to such risks;

◦	CN’s processes and policies for identifying, assessing and managing risks, including CN’s insurance coverage, to satisfy itself as to the effective risk management of all risks to CN’s business;

◦	management’s oversight of matters relating to information technology affecting CN and CN’s information technology systems;

◦	CN’s business continuity plans and disaster recovery plans; and

◦	any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of CN.

•	Enterprise Risk Management. The AFR Committee shall be responsible for the oversight of CN’s enterprise risk management program and the work carried out by management in this regard. This shall include the review of a quarterly enterprise risk management report prepared by management. The AFR Committee shall review and discuss with management all key enterprise risk exposures (with the exception of risks for which another committee has been delegated responsibility for by the AFR Committee or the Board) and the steps management has taken to monitor/control and mitigate those exposures. The AFR Committee shall periodically report to the Board on any significant risks or other matters identified in the enterprise risk management reports it receives and on any major issues arising with respect to the management of those risks.

•	Delegation to Other Board Committees. The AFR Committee shall have the authority to delegate to other committees of the Board the responsibility for oversight of specific risks that fall within such committee’s mandate and receive periodic reports from any such committee on the management of those risks.

•	Fraud Control. The AFR Committee shall oversee the CN’s anti-fraud programs and controls, including its policies and procedures over fraud risk assessments and fraud risk management.

•	Delegation of Authority. The AFR Committee shall review and recommend for approval CN’s Standing Resolutions on Delegation of Authority, including the delegation of authority to approve financing transactions and other matters.

D.	EVALUATION OF THE AFR COMMITTEE

•	Review. The AFR Committee will review and assess its mandate annually or otherwise, as it deems appropriate and shall report to the Board regularly on its deliberations and annually on the adequacy of its mandate.

•	Assessment. At least annually, the AFR Committee will review its effectiveness in fulfilling its responsibilities and duties as set out in its mandate.

E.	GENERAL

Nothing contained in the above mandate is intended to assign to the AFR Committee the Board’s responsibility to ensure CN’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the AFR Committee. Even though the AFR Committee has a specific mandate and its members may have financial experience and expertise, it is not the duty of the AFR Committee to plan or conduct audits, or to determine that CN’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors.

Members of the AFR Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to CN by the external auditors.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN NATIONAL RAILWAY COMPANY

/s/ Sean Finn
Name:	Sean Finn
Title:	Executive Vice-President Corporate Services and Chief Legal Officer
Date:	February 1, 2022

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2021*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2021*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Incorporated by reference from the Registrant’s Form 6-K dated February 1, 2022.