Form 40-F
period 2022-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2023-01-31
CIK 16868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY

(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	935 de La Gauchetiere Street West
	Montreal, Quebec
	Canada H3B 2M9
	(514) 399-7091
(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)

CT Corporation System
28 Liberty Street
New York, N.Y. 10005
(212) 590-9070
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares	CNI	New York Stock Exchange
	CNR	Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.63% debentures due May 15, 2023

2.95% notes due November 21, 2024

2.75% notes due March 1, 2026

6.90% notes due July 15, 2028

7.38% debentures due October 15, 2031

3.85% notes due August 5, 2032

6.25% notes due August 1, 2034

6.20% notes due June 1, 2036

6.71% Puttable Reset Securities (PURS)SM due July 15, 2036

6.375% debentures due November 15, 2037

3.50% notes due November 15, 2042

4.50% notes due November 7, 2043

3.20% notes due August 2, 2046

3.65% notes due February 3, 2048

4.45% notes due January 20, 2049

2.45% notes due May 1, 2050

4.40% notes due August 5, 2052

7.70% 100-year debentures due September 15, 2096

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2022, 672,422,354 common shares were issued and outstanding.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2022, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading “Auditors’ Fees” in Item 9.2 of the Registrant’s 2022 annual information form included in this Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off balance sheet arrangements” set forth in the 2022 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading “Liquidity and capital resources” set forth in the 2022 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit, Finance and Risk Committee are set forth under the heading “Composition of the Audit, Finance and Risk Committee” in Item 9.2 of the Registrant’s 2022 annual information form included in this Form 40-F.

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

3

CANADIAN NATIONAL

RAILWAY COMPANY

2022

ANNUAL INFORMATION FORM

January 31, 2023

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	Management's Discussion & Analysis (as filed on January 31, 2023)

2022 Annual Information Form

ITEM 1	GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (AIF), the information contained herein is given as of December 31, 2022. All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (GAAP), unless otherwise indicated.

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

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States (U.S.). Reference should be made to the discussion of business risks in CN’s 2022 Management’s Discussion and Analysis (MD&A) for detailed information on major risk factors, which may be found online on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov through EDGAR, and on CN’s website, at www.cn.ca in the Investors section.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Other than in instances where CN specifically provides otherwise, information contained on, or accessible through, our website is not a part of this AIF.

2022 Annual Information Form

ITEM 2	INCORPORATION

2.1	INCORPORATION OF THE ISSUER

CN was incorporated in 1919 by special act of the Parliament of Canada with the appointment of its first Board of Directors by Order in Council in 1922. CN’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995. On November 9, 1995, CN filed Articles of Amendment in order to subdivide its outstanding common shares (common shares). As of November 28, 1995, CN ceased to be a Crown corporation and became a publicly held corporation with its common shares listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). On April 19, 2002, CN filed Articles of Amendment in order to provide that shareholder meetings may be held at certain specified places in the U.S. Pursuant to amendments to the CN Commercialization Act, on May 24, 2018, CN filed Articles of Amendment in order to increase the maximum percentage of voting shares of CN that can be owned or controlled, directly or indirectly, by any one person together with his or her associates to 25%, up from the 15% limit imposed since CN became a public company in 1995. Such constating documents are hereinafter collectively referred to as the Articles.

CN’s Articles provide that the head office of the Company shall be situated in the Montreal Urban Community, Province of Quebec, Canada. The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is 1-888-888-5909.

2.2	SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2022, all of which are wholly-owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

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

2022 Annual Information Form

2022 Highlights

Leadership changes

On January 25, 2022, CN announced that Tracy Robinson was appointed as CN's President and CEO and as a member of the Board of Directors of CN, effective February 28, 2022. This appointment followed the previously announced retirement of Jean-Jacques Ruest.

On May 20, 2022 CN announced that Shauneen Bruder was unanimously elected by the board of directors as board chair, replacing Robert Pace who retired from the board of directors the same day.

Strategic Initiatives

CN has long been a nation builder and trade enabler, and is essential to the North American economy. The Company’s strengths are many: a three-coast network; geographic, customer and product diversity; and a proven ability to innovate, including running a scheduled railroad.

CN's business strategy is anchored on the Company’s vision of Powering Sustainable Growth for our customers, our people and the communities in which we operate. CN’s strategic plan is anchored on driving operational excellence every day, developing strong customer partnerships, growing geographic and product reach, and continuous innovation. CN's objective is to deliver sustainable, profitable growth by providing superior customer service, growing faster than the economy, pricing ahead of rail inflation, and continuously improving operating efficiency. This strategy rests on CN's strong commitment to Delivering Responsibly, moving its customers’ goods safely and efficiently, doing so in a manner that seeks to minimize the impact on the environment, attracting and retaining top talent, helping build safer and stronger communities, and adhering to the highest governance standards.

CN aims to drive consistent shareholder returns and earnings growth by striving for sustainable financial performance, including profitable top-line growth, strong free cash flow generation and return on invested capital well above the Company’s cost of capital. CN also returns value to shareholders through dividend payments and share repurchases.

Driving operational excellence every day

CN's goal is to deliver reliable, efficient and cost-effective transportation services for its customers. CN continues to improve its service productivity and safety, with a focus on investments in network fluidity, automation, big data analytics and the digital customer experience. CN's scheduled railroading model focuses on improving every aspect of railroad operations to meet customer commitments efficiently and profitably. This calls for the continuous measurement of results and the use of such information to generate further improvements in the service provided to customers and in the efficiency of operations. By running a disciplined scheduled operation, with a focus on car velocity, CN can lean into its strengths and pursue growth opportunities across its three-coast network.

Developing strong customer partnerships

CN aims to provide the best customer service by anticipating its customers’ needs, understanding their growth plans, earning their trust, becoming a truly customer-centric organization and demonstrating agility. CN is developing deeper and stronger customer partnerships, putting its customers, and ultimately their end customers, at the center of its operations.

CN’s focus is on end-to-end collaboration to help our customers grow their markets. Supply chain collaboration agreements with ports, terminal operators and customers leverage key performance metrics that drive efficiencies within CN's operations and across the entire supply chain. CN’s goal is to

2022 Annual Information Form

ensure a seamless end-to-end customer experience by bringing transparency to the supply chain and adjusting its service performance measures to better reflect its customers’ changing requirements.

CN is also leveraging technology in the way it does business, including sharing data through Application Programming Interfaces (APIs) and improving its communications and service performance through the use of mobile reporting and enhanced digital customer interfaces.

Growing geographic and product reach

With its three-coast network that spans North America, CN is helping its customers in connecting North America to the world. To grow its reach for carload customers, CN is expanding its network of transload facilities across North America. In Western Canada, CN is investing in infrastructure and equipment to grow its capacity and increase its share of new industrial production while also responding to shifting demands in commodities. In Eastern Canada and the U.S., CN aims to further densify its network through gateway growth and providing customers with cost-advantageous intermodal routes.

Continuous innovation

CN proactively pursues an ambitious innovation strategy using technology, analytics and automation to increase safety and efficiency as well as deliver a reliable, lower-carbon, seamless service to its customers. As a pioneer of scheduled railroading, CN is well positioned to drive the next wave of change by applying technology and new ways of working to unlock further operational excellence, customer service and employee engagement, including:

•	Leveraging a strategic partnership with Google Cloud to deliver new customer experiences and modernize CN's technology infrastructure.

•	Using advanced digital technologies, big data, artificial intelligence (AI) and predictive analytics for better planning, efficiency, and safety.

•	Improving real-time data and analytical support tools.

•	More accurate, consistent and relevant information provided to all stakeholders (e.g., customers, employees, communities).

•	Automating manual processes to improve efficiency and safety.

•	Protecting the Company’s physical assets, digital assets and data to keep its network safe.

•	Collaborating on the transition to a lower carbon economy.

Delivering Responsibly

Sustainability is at the heart of how CN is building for the future. Delivering Responsibly, the encapsulation of the Company’s sustainability strategy and commitments, underpins all of CN’s decisions, commitments and investments. The Company is focused on transporting goods safely and efficiently, doing so in a manner that seeks to minimize the impact on the environment, attracting, retaining and engaging top talent, helping to build stronger, safer communities, while adhering to the highest governance standards. CN understands that transparency is essential for stakeholder trust concerning the Company’s Environmental, Social and Governance (ESG) commitments. In that regard, CN seeks to align its ESG disclosures with global best practice frameworks, reporting on commitments and performance with focus, clarity and comparability. In 2022, CN announced that it joined the United Nations Global Compact initiative – a voluntary platform for the development, implementation, and disclosure of responsible business practices. CN is also proud of its 2022 accomplishments, including being recognized on CDP’s prestigious "A List” for the Company’s efforts to tackle climate change, and for once again being named to the Dow Jones Sustainability World and North American indices.

Safety is a core value

CN is intensely committed to the health and safety of its employees, the communities and environments in which it operates and the customers it serves. The Company embraces a safety culture based on the

2022 Annual Information Form

fundamental belief that all injuries and accidents are preventable. CN’s primary objective is to reduce serious injuries and fatalities to zero. The Company is employing advanced technology and innovative training to help achieve this goal. More specifically, CN is:

•	Fostering an engaged workforce that understands and respects Life Critical Rules.

•	Embedding a mindset whereby employees take ownership for their own safety and the safety of others by Looking Out for Each Other.

•	Training employees to identify and mitigate exposures.

•	Using advanced technologies to proactively mitigate human error and reduce risk.

•	Maintaining reliable and safe equipment and infrastructure.

•	Investing in employee training, coaching, recognition and engagement initiatives.

Capital Spending

CN's success depends on a steady stream of capital investments that are aligned with and support its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock to information and operating technologies, as well as other equipment and assets that improve the safety, efficiency, capacity and reliability of CN's service offering. Investments in track infrastructure enhance the safety and integrity of the physical plant, increase the capacity and fluidity of the network, promote service excellence, and support growth. New locomotives equipped with distributed power capability increase capacity, fuel productivity and efficiency, and improve service reliability, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN's network. CN is also investing in and deploying advanced technologies to automate labor-intensive tasks like track and railcar inspections, as well as to improve the customer experience through ‘track and trace’ functionality. CN's long-term economic viability depends on the presence of a supportive regulatory and government policy environment that encourages investment and innovation.

The multi-year implementation of CN’s strategic plan requires a disciplined, analysis-driven approach to capital investment. Talent, technology and capital need to be fully aligned. The Company’s capital investment roadmap includes several core elements:

•	Investing in the maintenance of a safe and reliable network.

•	Investing in asset infrastructure to increase the capacity of its three-coast network.

•	Developing a portfolio approach to technology with business-led investment decisions, delivering value at each stage of implementation.

•	Deepening supply chain partnerships with its customers, including road-to-rail conversion.

•	Investing in data analytic systems, including AI, to support data-driven decision-making.

•	Investing in technologies and capital assets to support decarbonization of its footprint.

•	Growing its physical and commercial reach through strategic partnerships and acquisitions.

Reinvestment in the business

In 2022, CN spent approximately $2.75 billion in its capital program, of which $1.60 billion were invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $0.75 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, and $0.40 billion on equipment, including the acquisition of 500 new grain hopper cars.

2022 Annual Information Form

Financial Management Initiatives

Shelf prospectus and registration statement

On May 4, 2022, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over a 25-month period following the filing date. This shelf prospectus and registration statement replaced CN's previous shelf prospectus and registration statement that expired on March 11, 2022.

As at December 31, 2022, the remaining capacity of this shelf prospectus and registration statement was $4.1 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

The Company's access to long-term funds in the capital markets depends on its credit ratings and market conditions. The Company believes that it continues to have access to the capital markets. If the Company were unable to borrow funds at acceptable rates in the capital markets, the Company could borrow under its credit facilities, draw down on its accounts receivable securitization program, access the pledged cash under its letter of credit facilities, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Revolving credit facilities

On March 31, 2022, the Company's revolving credit facility agreement was amended, to extend the term of the credit facility by one year and transition from the benchmark on US borrowings from London Interbank Offered Rate (LIBOR) to the Secured Overnight Financing Rate (SOFR). The credit facility of $2.5 billion consists of a $1.25 billion tranche maturing on March 31, 2025 and a $1.25 billion tranche maturing on March 31, 2027. The revolving credit facility agreement is structured as a sustainability linked loan whereby its applicable margins are adjusted upon achievement of certain sustainability targets. The credit facility provides for borrowings at various benchmark interest rates, such as the SOFR and the Canadian Dollar Offered Rate (CDOR), plus applicable margins, based on CN's credit ratings and sustainability targets. There is no fallback language for CDOR.

As at December 31, 2022 and 2021, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2022 and 2021.

On March 18, 2022, the Company entered into a $1.0 billion two-year unsecured revolving credit facility agreement with a consortium of lenders. The credit facility is available for working capital and general corporate purposes and provides for borrowings at various benchmark interest rates, such as SOFR and CDOR, plus applicable margins, based on CN's credit ratings. As at December 31, 2022, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2022.

Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. The Company is in compliance as at December 31, 2022.

Equipment loans

The Company has a secured non-revolving term loan credit facility for financing or refinancing the purchase of equipment. The equipment loans made under the non-revolving credit facility have a tenor of 20 years, bear interest at variable rates such as LIBOR and CDOR plus a margin, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock.

2022 Annual Information Form

On March 31, 2021, the Company issued a US$310 million ($389 million) equipment loan under this facility. The Company repaid US$31 million ($40 million) and repaid US$27 million ($33 million) of equipment loans in 2022 and 2021, respectively.

As at December 31, 2022 and 2021, the Company had outstanding borrowings of US$542 million ($734 million) and US$572 million ($723 million), respectively, and had no further amount available under this non-revolving term loan facility.

Commercial paper

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2.5 billion, or the US dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. The cost of commercial paper and access to the commercial paper market in Canada and the U.S. are dependent on credit ratings and market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its revolving credit facilities to meet its short-term liquidity needs.

As at December 31, 2022 and 2021, the Company had total commercial paper borrowings of US$594 million ($805 million) and US$111 million ($140 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On January 19, 2023, the Company extended the term of its agreement by one year to February 1, 2025. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the Accounts receivable securitization program is renewed based on commercial paper rates then in effect or SOFR or CDOR if the commercial paper market is inaccessible and includes fallback language that allows for the succession of CDOR to an alternative rate consistent with market convention. Subject to customary indemnifications, each trust's recourse is limited to the accounts receivable transferred.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facilities and commercial paper program, and/or access to capital markets.

As at December 31, 2022, and 2021 the Company had no outstanding borrowings under the accounts receivable securitization program and there were no activities in 2022 and 2021.

2022 Annual Information Form

Bilateral letter of credit facilities

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2022, the Company extended the maturity date of certain committed bilateral letter of credit facility agreements to April 28, 2025. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.

As at December 31, 2022, the Company had outstanding letters of credit of $396 million (2021 - $394 million) under the committed facilities from a total available amount of $470 million (2021 - $518 million) and $100 million (2021 - $158 million) under the uncommitted facilities.

As at December 31, 2022, included in Restricted cash and cash equivalents was $397 million (2021 - $396 million) and $100 million (2021 - $100 million) pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

New Normal Course Issuer Bid

On January 24, 2023, the Board of Directors of the Company approved a new normal course issuer bid (NCIB), which allows for the repurchase of up to 32.0 million common shares between February 1, 2023 and January 31, 2024.

Significant Collective Agreements

Canadian Workforce

On September 13, 2021, the Company served notice to commence bargaining for the renewal of the collective agreement with the International Brotherhood of Electrical Workers (IBEW) governing approximately 700 signals and communications workers, which expired on December 31, 2021. After six months of bargaining, the IBEW served notice of dispute with the Minister of Labour which commences the conciliation/ mediation process under the Canada Labour Code. On June 15, 2022, the IBEW gave a 72-hour notice of its intention to strike and on June 18, 2022 the IBEW commenced their strike. On July 4, 2022, the IBEW agreed to binding arbitration, bringing the strike to an end. On October 7, 2022, the arbitrator rendered a decision dated October 12, 2022 awarding a three percent wage increase per year from 2022 through 2024. This decision finalizes the collective agreement between CN and the IBEW, which expires on December 31, 2024.

On December 1, 2021, CN filed an application with the Canadian Industrial Relations Board (CIRB) pursuant to Section 18.1 of the Canada Labour Code to review the current bargaining unit structure applicable to running trades on its Canadian railway. There are currently 12 bargaining units and 16 collective agreements covering Locomotive Engineers and Conductors. CN believes that this structure is no longer appropriate for labor relations. A consolidated unit of Locomotive Engineers and Conductors governed by one collective agreement will address these issues and would be a more appropriate bargaining unit structure. On March 23, 2022, the Teamsters Canada Rail Conference (TCRC) served notice to commence bargaining for the renewal of the Conductor and Yard Coordinator collective agreement governing approximately 3,000 employees, which expired on July 22, 2022. In April 2022, CN filed a formal request with the CIRB requesting that the expiry date of the collective agreement be extended until the CIRB has rendered a decision on our application to conduct a bargaining unit review. On September 8, 2022, with the assistance of the CIRB as arbitrators, CN and the TCRC reached an agreement to consolidate 15 of the 16 collective bargaining agreements into one single agreement, and the CIRB issued a bargaining unit for the remaining single agreement on September 12, 2022. On September 29, 2022, the CIRB ruled that the sixteenth agreement, represented by Unifor, would be

2022 Annual Information Form

consolidated with the other Transportation agreements into one single agreement, one bargaining unit. Collective bargaining with the TCRC on the single agreement will commence on January 30, 2023.

On December 1, 2022, a tentative agreement was reached between CN and TCRC for Rail Traffic Controllers for the renewal of their collective agreement. This agreement was ratified on December 23, 2022. This is a three-year agreement expiring on December 31, 2025 and impacts approximately 160 employees.

On December 16, 2022, Unifor filed a Notice of Dispute with the Minister of Labour in the ongoing collective bargaining negotiations with CN, which impact the Clerical, Shopcraft and Intermodal groups. On December 30, 2022, the Minister of Labour appointed conciliators. Either party could potentially be in a position of a labor disruption (strike or lock-out) as early as March 21, 2023.

U.S. Workforce

As of January 31, 2023, collective agreements covering all non-operating and operating craft employees at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC) and Bessemer & Lake Erie Railroad Company (BLE), and all employees at Pittsburgh and Conneaut Dock Company (PCD) were ratified and remain in place. The agreements in place have various moratorium provisions, which preserve the status quo with respect to the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE currently participate in, for collective bargaining agreements covering all union-represented employees, with the exception of two employee groups working at PCD covering in total fewer than 35 employees. The national bargaining has concluded in the United States. On December 2, 2022, the round of national bargaining between the nation’s freight railroads (including the Company) and all 12 rail unions was fully resolved when President Biden signed legislation passed by Congress. The legislation implemented collective bargaining agreement terms for the four unions that had not previously ratified their agreements. These agreement terms are the same terms that previously were ratified and implemented by the other eight rail unions. All US employees in the bargaining round are therefore now covered by new collective bargaining agreement terms based on the recommendations of Presidential Emergency Board 250. The new terms increase wages by a compounded 24 percent over the five-year term of the contract, from 2020 through 2024, with a 14.1 percent wage increase effective immediately. The agreements also include five US$1,000 annual lump sum payments, adjustments to health care premiums, health benefit enhancements, and an additional personal leave day for all employees. This resulted in an incremental wage accrual of $47 million, or $35 million after-tax ($0.05 per diluted share), recorded in the third quarter of 2022 in Labor and fringe benefits within the Consolidated Statements of Income, to reflect the terms of the new agreement.

2021 Highlights

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

2022 Annual Information Form

Acquisitions and Dispositions

On March 31, 2021, CN entered into an agreement with a short line operator, for the sale of the non-core lines plus an additional 50 miles of track and roadway assets not originally included within assets held for sale, subject to various conditions including regulatory authorization by the Surface Transportation Board (STB). The carrying amount of assets held for sale was adjusted in the first quarter of 2021 to $260 million ($90 million as at December 31, 2020), to reflect the contractual selling price net of estimated transaction costs and the additional track and roadway assets included as part of the agreement. The increase of $170 million included a $137 million recovery of the loss ($102 million after-tax) on the non-core lines and $33 million for the additional track and roadway assets. The carrying amount of assets held for sale was included in Other current assets in the Consolidated Balance Sheets. As at December 31, 2021, the criteria for the classification of assets held for sale continued to be met and there was no change to the carrying amount of assets held for sale. In the fourth quarter of 2021, the STB approved the Company's agreement with the short line operator without condition and the transaction closed on January 28, 2022 and January 31, 2022 for the U.S. and Canadian assets, respectively.

On April 6, 2020, the STB issued its decision conditionally approving the acquisition of the Massena rail line in New York from CSX Corporation (CSX), which the Company announced its agreement to purchase on August 29, 2019. On June 6, 2020, CN and CSX sought reconsideration asking the STB to remove its condition which requires the parties to propose a change to the line sale agreement for the STB's review. On February 25, 2021, the STB denied the parties’ petitions for reconsideration. On April 23, 2021, the Company appealed the STB's condition in its April 6, 2020 and February 25, 2021 decisions. The purchase and sale agreement was terminated and on June 7, 2022, the Company, CSX, and the STB filed a joint motion for dismissal of the appeal with the United States Court of Appeals for the Seventh Circuit because the appeal was rendered moot and the Court dismissed the appeal.

Kansas City Southern (KCS) merger agreement

On April 20, 2021, CN announced that it had made a superior proposal to combine with KCS in a cash-and-stock transaction valued at $33.6 billion, or $325 per share. On May 13, 2021, CN announced that following the completion of confirmatory due diligence, it submitted an enhanced binding superior proposal and merger agreement to KCS’ board of directors, which determined that CN’s proposal was a “Company Superior Proposal” and announced its intention to terminate the previously executed March 21, 2021 merger agreement with Canadian Pacific Railway Limited (CP).

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

2022 Annual Information Form

Financial Management Initiatives

On January 26, 2021, the Board approved a new NCIB, which allowed for the repurchase of up to 14 million common shares, over a twelve-month period, between February 1, 2021 and January 31, 2022. The Company suspended its share repurchase program at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic. The Company resumed its share repurchases in February 2021 and suspended the share repurchases at the end of April 2021 in connection with the CN Merger Agreement with KCS. Following the termination of the CN Merger Agreement, the Company resumed share repurchases at the end of September 2021.

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

The Company had an unsecured revolving credit facility with a consortium of lenders, which was available for general corporate purposes including backstopping the Company's commercial paper programs. On June 22, 2021, the Company upsized its existing revolving credit agreement from $2.0 billion to $2.5 billion and amended certain provisions. On March 31, 2021, the Company's revolving credit facility agreement had been amended to extend the term of the credit facility by approximately two years and to adopt a sustainability linked loan structure whereby its applicable margins were adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of $2.5 billion consisted of a $1.25 billion tranche maturing on March 31, 2024 and a $1.25 billion tranche maturing on March 31, 2026. Subject to the consent of the individual lenders, the Company had the option to increase the facility by an additional $500 million during its term and to request an extension once a year to maintain the tenors of three year and five year of the respective tranches. The credit facility provided for borrowings at various benchmark interest rates, such as LIBOR, plus applicable margins, based on CN's credit ratings and sustainability targets. As at December 31, 2021, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2021. The revolving credit facility agreement had one financial covenant, which limits debt as a percentage of total capitalization. The Company was in compliance as of December 31, 2021.

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

The Company had a non-revolving term loan credit facility for financing or refinancing the purchase of equipment, where US$300 million was available to be drawn upon through March 31, 2020 and US$310 million was available to be drawn upon through March 31, 2021. The equipment loans made under the non-revolving credit facility had a tenor of 20 years, bore interest at a variable rate based on LIBOR plus a margin, were repayable in equal quarterly installments, were prepayable at any time without penalty, and

2022 Annual Information Form

were secured by rolling stock. On March 31, 2021, the Company issued a US$310 million ($389 million) equipment loan under this facility and repaid US$27 million ($33 million) over both equipment loans in 2021. As at December 31, 2021, the Company had outstanding borrowings of US$572 million ($723 million), at a weighted-average interest rate of 0.81% and had no further amount available under this non-revolving term loan facility.

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

On January 25, 2022, the Board approved a new normal course issuer bid, which allowed for the repurchase of up to 42.0 million common shares, over a twelve-month period, between February 1, 2022 and January 31, 2023.

Significant Collective Agreements

Canadian workforce

On September 13, 2021, the Company served notice to commence bargaining for the renewal of the collective agreement with the IBEW governing approximately 700 signals and communications workers, which expired on December 31, 2021. The collective agreement remains in effect until the parties reach a new collective agreement.

On December 1, 2021, CN filed an application with the Canadian Industrial Relations Board pursuant to Section 18.1 of the Canada Labor Code to review the current bargaining unit structure applicable to running trades on its Canadian railway.

U.S. workforce

As of February 1, 2022, collective agreements covering all non-operating and operating craft employees at GTW, companies owned by ICC, companies owned by WC and BLE, and all employees at PCD were ratified and remain in place. The agreements in place have various moratorium provisions, which preserve the status quo with respect to the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

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

2022 Annual Information Form

2020 Highlights

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

Acquisitions and Dispositions

In the second quarter of 2020, the Company had committed to a plan for sale and was actively marketing for sale for on-going rail operations, and certain non-core lines in Wisconsin, Michigan and Ontario representing approximately 850 miles and had met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their estimated selling price.

On April 6, 2020, the STB issued its decision conditionally approving the acquisition of the Massena rail line from CSX Corporation (CSX), which the Company had announced its agreement to purchase on August 29, 2019. On June 6, 2020, CN and CSX sought reconsideration asking the STB to remove its condition which requires the parties to propose a change to the line sale agreement for the STB's review.

Financial Management Initiatives

On January 28, 2020, the Board approved a new NCIB that allowed for the repurchase of up to 16 million common shares between February 1, 2020 and January 31, 2021. CN paused its share repurchases between the end of March 2020 and January 2021 due to the economic circumstances resulting from the pandemic.

In 2020, the Company had a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that could be issued was $2.0 billion, or the US dollar equivalent, on a combined basis. The commercial paper programs, which were subject to market rates in effect at the time of financing, provided the Company with a flexible financing alternative, and could be used for general corporate purposes. As at December 31, 2020, the Company had total commercial paper borrowings of $56 million (US $44 million). The weighted-average interest rate on these borrowings was 0.13%.

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

2022 Annual Information Form

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

Significant Collective Agreements

Canadian workforce

On January 31, 2020, the collective agreements with the TCRC were ratified by its members, renewing the collective agreements for a three-year term, retroactive from July 23, 2019.

U.S. workforce

As of January 31, 2020, collective agreements covering all non-operating and operating craft employees at GTW, companies owned by ICC, companies owned by WC and BLE, and all employees at PCD were ratified.

As of February 1, 2021, collective agreements covering all non-operating and operating craft employees at GTW, companies owned by ICC, companies owned by WC and BLE, and all employees at PCD were

2022 Annual Information Form

ratified. These agreements have various moratorium provisions, which preserve the status quo with respect to the given collective agreement during the terms of such moratoriums.

3.2	STRATEGY OVERVIEW

For a discussion of the Company’s business strategy and anticipated developments for 2022, please see the section entitled “Strategy overview” on pages 3 to 8 of the MD&A, which are incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1	OVERVIEW

CN is engaged in the rail and related transportation business. CN's network of 18,600 route miles of track spans Canada and the U.S., connecting Canada’s Eastern and Western coasts with the U.S. South. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the U.S. and Mexico. Essential to the economy, to the customers, and to the communities it serves, CN safely transports every year more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better position the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2022, CN's largest commodity group accounted for 29% of total revenues. From a geographic standpoint, 16% of revenues relate to U.S. domestic traffic, 32% transborder traffic, 18% Canadian domestic traffic and 34% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Revenues generated by the Company during the year are influenced, among other things, by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

4.2	COMMODITY GROUPS

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 20 to 24 of the MD&A, which are incorporated by reference herein.

4.3	COMPETITIVE CONDITIONS

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the Business risks discussion located on page 57 of the MD&A, which is incorporated by reference herein.

2022 Annual Information Form

4.4	LABOR

As at December 31, 2022, CN employed a total of 23,971 employees, of which 18,412 were unionized employees.

For a discussion of CN’s labor negotiations, please see the section entitled “Labor negotiations” in the Business risks discussion located on pages 58 to 59 of the MD&A, which is incorporated by reference herein.

4.5	SOCIAL POLICIES

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a (i) comprehensive Human Rights Policy and (ii) a Workplace Harassment and Violence Prevention Policy for its Canadian employees and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees. These policies affirm CN’s commitment to preventing harassment and discrimination against any employee or applicant based on grounds of religion, race, sex, nationality, disability or any other basis protected by law, ordinance or regulation. The policies extend to recruitment, selection and compensation practices, as well as to working conditions and the work environment. Internal complaint resolution procedures have been established whereby any person covered by (i) the Workplace Harassment and Violence Prevention Policy and the Employment Equity Policy (for Canadian employees) or (ii) the Equal Employment Opportunity Policy and Prohibited Harassment, Discrimination and Anti-Retaliation Policy (for U.S. employees) can contact his or her human resources director or human resources manager who will address his or her complaint. The employee can also call either the Human Resources Center, which will forward the complaint to the appropriate human resources manager for further handling, or the CN Ombudsman directly, who can be contacted on a confidential basis. In Canada, all harassment complaints are submitted to CN’s Designated Recipient in accordance with the Canada Labour Code Regulations on Work Place Harassment and Violence Prevention.

4.6	REGULATION

The Company’s operations are subject to regulations both in Canada and in the U.S. A summary of such regulations is provided below. For a complete discussion of recent and pending legislative and other regulatory developments both in Canada and in the U.S., see the section entitled “Regulation” in the Business risks discussion located on pages 60 to 63 of the MD&A, which is incorporated by reference herein.

Economic regulation - Canada

The Company's rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (Agency) under the Canada Transportation Act (CTA). The CTA provides rate and service remedies, including final offer arbitration (FOA), long-haul interswitching rates and mandatory interswitching. It also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.

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

2022 Annual Information Form

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

Government regulation of the railroad industry is a significant determinant of the competitiveness and profitability of railroads. Deregulation of certain rates and services, plus the ability to enter into confidential contracts, pursuant to the Staggers Rail Act of 1980 ("Staggers Act"), has substantially increased the flexibility of railroads to respond to market forces and has resulted in highly competitive rates. Various interests have sought and continue to seek reimposition of government controls on the railroad industry in areas deregulated in whole or in part by the Staggers Act. Additional regulation, changes in regulation and re-regulation of the industry through legislative, administrative, judicial or other action could materially affect the Company.

On March 15 and 16, 2022, the STB held a public hearing concerning a proposal by the STB in 2016 to amend its regulations regarding reciprocal switching. In addition to participating in the hearing, the Company, the Association of American Railroads, and other railroads submitted written testimony and post-hearing comments in February and April 2022. The STB members conducted additional meetings with stakeholders.

On April 22, 2022, the STB proposed to revise its existing service emergency rules for rail shippers seeking a directed service order during a service emergency and propose accelerated process for acute service emergencies. Comments were submitted in May and June 2022.

On April 26 and 27, 2022, the STB held a hearing on "Urgent Issues in Freight Rail Service". The STB required four Class I railroads to attend and invited three other Class I railroads, including the Company, to attend. On May 6, 2022, the STB required all Class I railroads to submit additional weekly service data and additional monthly employment data for six months. The STB also required certain Class I railroads

2022 Annual Information Form

to submit service recovery plans, but the Company is not required to do so. On October 28, 2022, the STB extended the data reporting for weekly service data and monthly employment data for another six months for all Class I railroads until May 5, 2023.

On August 8, 2019, the STB issued interim findings and guidance to National Railroad Passenger Corporation (Amtrak) and the Company regarding the terms and conditions for Amtrak’s use of the Company’s lines. On March 3, 2022, the STB issued a schedule for Amtrak and the Company to submit opening, reply, and rebuttal submissions on the remaining issues in the case. Opening and reply submissions were submitted in May and July 2022, and rebuttal submissions were submitted in August 2022.

On December 19, 2022, the STB issued final decisions in two proceedings relating to small rate disputes (Final Offer Rate Review and Voluntary Arbitration Program). On December 27, 2022, Union Pacific Railroad Company appealed the Final Offer Rate Review rule in the United States Court of Appeals for the Eighth Circuit, and the Association of American Railroads has also subsequently filed an appeal. On December 29, 2022, the Company appealed the Voluntary Arbitration Program rule in the United States Court of Appeals for the Seventh Circuit, and CSX also filed an appeal. On the same date, four railroads, including the Company, asked the STB to stay its deadline for Class I railroads to opt-in to the Voluntary Arbitration Program while any appeal and any petition for reconsideration is decided. On January 24, 2023, the STB denied without prejudice the request for stay and have allowed the railroads to refile a stay request on February 3, 2023. On January 24, 2023, petitions for reconsideration were filed by three other Class I railroads.

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

On March 10, 2021, the Minister issued two orders respecting railway uncontrolled movements. The first order imposes special interim procedures aimed at reducing the risks of uncontrolled movements. The second order requires the Canadian railway industry to revise existing rules to incorporate design and performance parameters for locomotives with roll-away protection, to develop a precise definition of attended versus unattended equipment as well as incorporate requirements on the use of roll-away protection to reduce the risks of an uncontrolled movement. In accordance with the second order, the Railway Association of Canada filed the requested revisions on March 10, 2022. The Minister approved the revised rules on May 9, 2022 and they came into force on October 1, 2022.

On November 25, 2020, the Minister approved the new Duty and Rest Period Rules for Operating Employees (the "Rules") subject to conditions clarifying some aspects of the Rules. In accordance with the new Rules, CN filed with Transport Canada on November 25, 2021, its Fatigue Management Plan containing an extensive set of prescriptive requirements for processes around scheduling, fitness for duty, deadheading, and other requirements of the new rules. On March 11, 2022, Transport Canada opened pre-consultations on proposed Fatigue Management System Regulations. On November 25, 2022, provisions of the Rules prohibiting employees from commencing a duty period or operating railway equipment if unfit for duty came into force. The other provisions of the Rules applicable to CN will come into effect on May 25, 2023.

2022 Annual Information Form

On July 9 and 11, 2021, Transport Canada issued orders pursuant to the Railway Safety Act in response to wildfires in British Columbia. In addition to requiring the implementation of specific measures aimed at reducing the risk of fires and improving their detection, the Order directed railway companies to complete and implement a Final Extreme Weather Fire Risk Mitigation Plan ("Final Plan") within 60 days following the issuance of these orders. In accordance with this requirement, CN filed its proposed Final Plan on September 9, 2021. On October 14, 2021, the Transportation Safety Board confirmed that its investigation of the Lytton fire had not revealed any evidence to link railway operations to the fire. On June 15, 2022, the Minister approved the Railway Extreme Heat and Fire Risk Mitigation Rules requiring railway companies to reduce speed and conduct additional track inspections when temperatures are high, inspect locomotive exhaust systems more frequently, and implement a fire risk reduction plan.

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

On May 31, 2022, the Minister approved revisions to the Rules Respecting Track Safety which will come into force on May 31, 2023. The revisions include requirements to make available to Transport Canada railway track standards and for the confidential treatment of technical sensitive information provided by railway companies. The revisions also provide for the development of a plan for selecting, defining and analyzing key performance indicators; new requirement for crossties and new inspection requirements for Class I track where occupied passenger trains are operated.

On July 25, 2022, the Minister issued an order requesting railway companies to revise the Railway Freight and Passenger Train Brake Inspection and Safety Rules to incorporate enhanced inspection requirements for the performance of air brakes, including in cold temperatures. In accordance with these directions, the Railway Association of Canada filed proposed revisions respecting air brake train tests on November 30, 2022. Revisions respecting test standards must be filed by May 31, 2023.

On September 2, 2022, Transport Canada’s Locomotive Voice and Video Recorder (LVVR) Regulations came into force. These regulations prohibit a railway company from operating railway equipment unless it is fitted with prescribed recording instruments and the prescribed information is recorded, collected and preserved. LVVR technology will assist in preventing accidents and facilitate investigations to better understand the circumstances of accidents. Supply chain disruptions have hampered the industry’s ability to strictly adhere to the implementation timelines. Transport Canada acknowledges these challenges and encourages the industry to diligently equip their operating railway equipment.

On October 6, 2022, a Task Force appointed by the Minister on January 31, 2022 made recommendations regarding short and long-term actions to alleviate supply chain congestion. No formal action has been announced by the Minister on the basis of this report.

On November 17, 2022, the Minister tabled Bill C-33 in the House of Commons. The Bill is titled “An Act to amend the Customs Act, the Railway Safety Act, the Transportation of Dangerous Goods Act, 1992, the Marine Transportation Security Act, the Canada Transportation Act and the Canada Marine Act and to make a consequential amendment to another Act”. Key amendments are to the Railway Safety Act which will provide the Minister the same power for security questions which he currently has to deal with safety issues.

On January 9, 2023, Transport Canada published amendments to the Transportation Information Regulations which will require Canadian railways to provide information respecting performance

2022 Annual Information Form

indicators such as transit time and dwell time. This information will be published each week. The amendments will come into force on April 4, 2023.

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

On February 18, 2020, the FRA issued a final rule that requires each Class I railroad and certain shortline railroads to develop a railroad Risk Reduction Program (RRP) in a written plan that will be reviewed and approved by the FRA and will be subject to audit. CN submitted its plan on August 16, 2021. In November 2021, the FRA denied the Class I risk reduction program plans with comments. CN submitted its revised plan on February 7, 2022 and made further revisions in response to comments from the FRA on March 25, 2022. On July 7, 2022, the FRA approved the Company's RRP. On September 8, 2022, the FRA issued a notice of proposed rulemaking regarding whether the FRA should retain or remove a provision in the final RRP rule clarifying that contractors who perform a significant portion of a railroad’s operations are considered the railroad’s directly affected employees for purposes of the RRP rule. The FRA is seeking comments in response to a petition for reconsideration of the final rule filed by the Association of American Railroads (AAR). Comments were submitted on November 7, 2022.

On March 1, 2021, the FRA implemented an emergency order governing the use of face masks in railroad operations. On April 19, 2022, the FRA announced that it will not enforce its face mask emergency order at this time in light of the court decision concerning the Centers for Disease Control and Prevention (CDC) transportation mask order.

The US government previously announced that it intended to impose vaccine mandates on (1) government contractors and (2) all private sector employers with 100 or more employees. As to government contractors, the Biden Administration issued Executive Order 14042 called “Ensuring Adequate COVID-19 Safety Protocols for Federal Contractors.” The Executive Order required federal government contractors and others doing business with federal contractors to require vaccination of their employees. The contractor mandate was originally scheduled to go into effect on January 10, 2022. However, two federal appeals courts have ruled that the contractor mandate exceeded the President’s authority. Additionally, two other federal appellate courts covering different states have pending cases in which the mandate is also challenged. The Biden Administration has indicated that it does not plan to enforce the mandate with these adverse rulings in place. For private sector employers, the Occupational Safety and Health Administration (OSHA) issued an emergency temporary standard (ETS) requiring

2022 Annual Information Form

employers with 100 or more employees to mandate vaccination. After a decision by the United States Supreme Court, OSHA withdrew the ETS.

On June 13, 2022, the FRA issued a final rule requiring Class I and other railroads to submit fatigue risk management program plans by July 13, 2023 to the FRA for approval. Railroads have 36 months to implement their plans after the FRA approves the plans.

On July 28, 2022, the FRA proposed a rule requiring two-person crew, except in certain circumstances. The FRA held a public hearing on the proposed rule on December 14, 2022. The Association of American Railroads, the Company, and other railroads submitted comments on December 21, 2022.

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

The Company has worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company's most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

2022 Annual Information Form

Reliance on technology and related cybersecurity risk

The Company relies on information technology in all aspects of its business. The Company depends on the proper functioning and availability of its information technology, including communications systems and data processing systems designed to operate safely and effectively and to compete within the transportation industry. The Company’s information technology systems are critical in meeting customer expectations, tracking, maintaining, and operating trains and related vehicles, managing employees, and interfacing with customers, suppliers, vendors, and other third parties.

Security threats continue to grow and can come from nation states, organized criminals, hacktivists and others, and the Company is at heightened risk, due to its position as a critical component of both the Canadian and U.S. infrastructure, and may be impacted by cyber attacks or security incidents, whether accidental or malicious. While the Company has business continuity and disaster recovery plans, other security and mitigation programs in place to protect its operations, as well as information and technology assets, a cybersecurity attack, significant disruption or failure of its information technology and communications systems or those of its vendors or service providers, including system failure, security breach, disruption by malware or other damage could interrupt or delay the Company’s operations, result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties, damage its reputation, cause a loss of customers, vendors, suppliers, agents, or third-party capacity providers and lead to misappropriation of assets, data corruption, unauthorized system and data access or disclosures. The Company may experience security breaches that could remain undetected for an extended period and, therefore, have a greater impact on the services provided. A cyber incident or interruption of information technology systems could expose the Company to a risk of loss, litigation, regulatory oversight, enforcement actions or cause it to incur significant time and expense to remedy such an event, any of which could have a material adverse impact on its operational and financial position.

The Company is investing to meet evolving network and data security expectations and regulations in an effort to mitigate the impact a security incident might have on the Company, including its results of operations, financial position or liquidity. The final outcome of a potential security incident, however, cannot be predicted with certainty. Therefore, there can be no assurance that its resolution will not have a material adverse effect on the Company's reputation, goodwill, results of operations, financial position or liquidity, in any particular quarter or fiscal year.

New regulatory obligations related to cybersecurity and technology risk may impose additional costs and obligations on the Company and may lead to government inquiries or requests for information. This includes, but is not limited to, Security Directives from the DHS and TSA requiring rail operators to take several actions in 2022 and in 2023 to enhance rail cybersecurity.

On October 18, 2022, the TSA issued the second Security Directive titled Rail Cybersecurity Mitigation Actions that applies to Class I railroads effective October 24, 2022. This security directive applies to critical cyber systems, which if compromised could result in an operational disruption, and requires railroads to submit a cybersecurity implementation plan by February 21, 2023 to the TSA for approval and develop a cybersecurity assessment program plan, which must be updated annually.

On November 30, 2022, TSA also issued an Advance Notice of Proposed Rulemaking for enhancing surface cyber risk management to seek input on ways to strengthen cybersecurity and resiliency in the rail sectors.

Additionally, pursuant to the Cyber Incident Reporting for Critical Infrastructure Act of 2022, the DHS Cybersecurity & Infrastructure Security Agency (CISA) is developing mandatory cyber incident reporting requirements for U.S. critical infrastructure which includes the transportation sector and Class I railroads.

2022 Annual Information Form

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

See Note 22 - Major commitments and contingencies, to CN’s 2022 Annual Consolidated Financial Statements ("Financial Statements") for a further discussion of environmental matters, as well as the section entitled “Environmental matters” in the Critical accounting estimates discussion located on pages 55 to 56 of the MD&A, and the section entitled “Environmental matters” in the Business risks discussion located on page 58 of the MD&A, which are incorporated by reference herein.

Environmental Policy

CN is committed to supporting the delivery of sustainable transportation services while seeking to mitigate our collective environmental impact and ensuring compliance with applicable regulatory requirements. Consequently, CN has implemented comprehensive environmental management programs. The Company's programs aim to minimize the impact of the Company's activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company’s overall business plan and through the specific monitoring and measurement of such priorities against historical performance and, in some cases, specific targets.

The Governance, Sustainability and Safety Committee of the Board has the responsibility of overseeing the Company's environmental programs. The Governance, Sustainability and Safety Committee is

2022 Annual Information Form

composed of CN directors and its mandate is further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The Company’s CDP report, its Sustainability Report entitled “Delivering Responsibly” and the Company’s Corporate Governance Manual, are available on CN’s website www.cn.ca in the Delivering Responsibly section.

4.8	LEGAL MATTERS

Legal Proceedings

As of the date hereof, there are no legal proceedings to which CN is a party involving claims for damages, exclusive of interest and costs, in excess of 10% of its current assets. The Company will regularly assess its position as events progress.

See Note 22 - Major commitments and contingencies to the Financial Statements, for further discussion of legal actions, if any, as well as pages 53 to 55 of the MD&A, for a general discussion of personal injury and other claims, which are incorporated by reference herein.

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

2022 Annual Information Form

4.10	RISK FACTORS

A description of risks affecting CN and its business appears under the heading “Business risks” located on pages 57 to 67 of the MD&A, and under the heading “Financial Instruments” for risks associated with the Company’s use of financial instruments located on pages 44 to 46 of the MD&A, which pages are incorporated by reference herein. See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

ITEM 5	DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis. Consistent with this practice, the quarterly rate of $0.5750 per share, starting with the first quarter of 2020 was increased to $0.6150 per share, starting with the first quarter of 2021, and increased to $0.7325 per share, starting with the first quarter of 2022, and increased to $0.7900 per share, starting with the first quarter of 2023. There can be no assurance as to the amount or timing of such dividends in the future.

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

Dividends: The holders of common shares are, at the discretion of the directors, entitled to receive, out of any amounts applicable to the payment of dividends, and after the payment of any dividends payable on any Class A Preferred Shares, Class B Preferred Shares or shares of any other class of the Corporation ranking prior to the common shares, any dividends declared and payable by CN on the common shares.

Dissolution: The holders of common shares shall be entitled to share equally in any distribution of the assets of CN upon the liquidation, dissolution or winding-up of CN or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any issued and outstanding Class A Preferred Shares, Class B Preferred Shares or shares of any other class ranking prior to the common shares.

Preferred Shares

The Class A Preferred Shares and the Class B Preferred Shares are issuable in series and, subject to CN’s Articles, the Board is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The holders of Class A Preferred Shares or Class B

2022 Annual Information Form

Preferred Shares shall not be entitled to vote at meetings of shareholders otherwise than as provided by law and holders of Class A Preferred Shares or Class B Preferred Shares shall not be entitled to vote separately as a class except as provided by law.

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

CN’s Articles confer on the Board all powers necessary to give effect to the ownership restrictions, including the ability to pay dividends or to make other distributions which would otherwise be prohibited if the event giving rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividends or make the distribution. CN’s Articles provide that the Board may adopt by-laws concerning the administration of the constrained share provisions described above, including by-laws requiring a shareholder to furnish a declaration indicating whether he or she is the beneficial owner of the shares and whether he or she is an associate of any other shareholder.

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

2022 Annual Information Form

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

2022 Annual Information Form

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

2022 Annual Information Form

ITEM 8	MARKET FOR SECURITIES

8.1	TRADING PRICE AND VOLUME

CN’s common shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the common shares on the TSX for each month of 2022:

Month	High	Low	Volume
January	157.09	149.74	24,903,600
February	162.28	150.81	21,391,303
March	171.48	150.92	29,419,469
April	168.00	148.41	20,088,071
May	156.70	139.64	50,196,428
June	149.07	137.26	31,666,371
July	163.25	142.37	20,161,019
August	166.65	155.58	17,641,247
September	162.80	147.03	23,194,529
October	163.53	144.71	25,283,561
November	172.95	158.13	21,725,256
December	175.39	160.15	24,784,905

8.2	PRIOR SALES

On August 5, 2022, under its current prospectus and registration statement, the Company issued US$800 million ($1,028 million) 3.85% Notes due 2032 and US$700 million ($900 million) 4.40% Notes due 2052 in the U.S capital markets, detailed in the following table:

Security	Notes due 2032	Notes due 2052
Size of Offering:	US$800,000,000	US$700,000,000
Maturity Date:	August 5, 2032	August 5, 2052
Coupon Rate:	3.85%	4.40%
Net Proceeds of Issue (before expenses):	US$791,648,000	US$690,984,000
Public Offering Price:	99.606%	99.587%
Application of Proceeds:	General corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases	General corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2022, the Company had total commercial paper borrowings of US$594 million ($805 million). The weighted-average interest rate on these borrowings was 4.27%.

2022 Annual Information Form

ITEM 9	DIRECTORS AND EXECUTIVE OFFICERS

9.1	DIRECTORS

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election. The following table lists the directors of the Company as of the date hereof:

Name Province or State of Residence and Date of First Election/Appointment to Board	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Shauneen Bruder Ontario, Canada April 25, 2017	Corporate Director Chair of the Board	Executive Vice-President, Operations, Royal Bank of Canada
David Freeman Tennessee, U.S.A. May 20, 2022	Corporate Director	Executive Vice-President of Operations for BNSF
Denise Gray Michigan U.S.A. April 27, 2021	Director, External Affairs & Government Relations, North America, LG Energy Solution Michigan Inc.	President, LG Energy Solution Michigan Inc. Tech Center, and Chief Executive Officer, LG Chem Power, Inc.
Justin M. Howell Washington, U.S.A. April 27, 2021	Senior Investment Manager, Cascade Asset Management Co.
Susan C. Jones Alberta, Canada May 20, 2022	Corporate Director	Executive Vice President and Chief Executive Officer of the Potash Business Unit at Nutrien Ltd.; Senior Vice President, Phosphate Business of Nutrien Ltd.
Robert Knight Florida, U.S.A. May 20, 2022	Corporate Director	Chief Financial Officer of the Union Pacific Corporation
Michel Letellier Québec, Canada October 1, 2022	President and Chief Executive Officer of Innergex Renewable Energy Inc.
Margaret A. McKenzie Alberta, Canada October 6, 2020	Corporate Director

2022 Annual Information Form

Jo-ann dePass Olsovsky Texas, U.S.A. October 27, 2021	Corporate Director	Executive Vice-President and Chief Information Officer, Salesforce Inc. Railway
Robert L. Phillips British Columbia, Canada April 23, 2014	President, R.L. Phillips Investments Inc.
Tracy Robinson Alberta, Canada Quebec, Canada February 28, 2022	President and Chief Executive Officer, CN	Executive Vice-President of TC Energy Corporation; President of Canadian Natural Gas Pipelines and President Coastal Gas Link

Committee Membership

As of the date hereof, the membership of each Board committee is composed of the following directors:

Audit, Finance and Risk Committee

Margaret A. McKenzie (chair), Shauneen Bruder, Robert Knight, Michel Letellier, Jo-ann dePass Olsovsky and Robert L. Phillips.

Governance, Sustainability and Safety Committee

Robert L. Phillips (chair), Shauneen Bruder, David Freeman, Denise Gray, Justin M. Howell, Michel Letellier, and Margaret A. McKenzie.

Human Resources and Compensation Committee

Jo-ann dePass Olsovsky (chair), Shauneen Bruder, Denise Gray, Justin M. Howell, Susan C. Jones and Robert Knight.

Pension and Investment Committee

Justin M. Howell (chair), Shauneen Bruder, David Freeman, Susan C. Jones and Margaret A. McKenzie.

9.2	AUDIT COMMITTEE DISCLOSURE

The Audit, Finance and Risk Committee Charter is reproduced in its entirety at Schedule A of this AIF.

Composition of the Audit, Finance and Risk Committee

As of the date hereof, the Audit, Finance and Risk Committee is composed of six independent directors, namely, Margaret A. McKenzie (chair), Shauneen Bruder, Robert Knight, Michel Letellier, Jo-ann dePass Olsovsky and Robert L. Phillips.

2022 Annual Information Form

Education and Relevant Experience of the Audit, Finance and Risk Committee Members

The Board believes that the composition of the Audit, Finance and Risk Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the Board to be financially literate, as such term is defined under Canadian and U.S. securities laws and regulations and the NYSE Corporate Governance Standards. The Board has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit, Finance and Risk Committee that is relevant to the performance of their responsibilities as a member of the committee:

Ms. McKenzie, Chair of the Audit, Finance and Risk Committee since May 20, 2022, is a Corporate Director with more than 30 years of experience in the energy sector where she developed expertise in financial reporting, treasury, corporate finance and risk management. She currently sits on the board of directors of PrairieSky Royalty Ltd., where she is the chair of the Audit Committee, and Spur Petroleum Ltd., a private energy company in Western Canada. Ms. McKenzie is the founder and former Chief Financial Officer of Range Royalty Management Ltd, a position she assumed from 2006 to 2014. Ms. McKenzie holds a Bachelor of Commerce Degree (Accounting) from the University of Saskatchewan and has obtained her designation as ICD.D with the Institute of Corporate Directors. She has also been a Chartered Professional Accountant (CPA, CA) since 1985.

Ms. Bruder is the retired Executive Vice-President, Operations at the Royal Bank of Canada (RBC) where she was responsible for overseeing operations related to all personal and business clients in Canada. She previously served for RBC as Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Banks, Inc. in North Carolina. Ms. Bruder is a director and a member of the Audit, Finance and Risk Committee of Andrew Peller Limited. Ms. Bruder is also a member of the Institute of Corporate Directors and served as Chair of the Board of Governors for the University of Guelph. Previously, she was appointed as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. She serves as Honorary Consul for Luxembourg in Toronto. Ms. Bruder holds a B.A. from the University of Guelph and an MBA from Queen’s University.

Mr. Knight is a corporate director and the former Chief Financial Officer of Union Pacific Corporation, a position he held for 15 years before retiring in December 2019. For seven consecutive years, Mr. Knight was named to Institutional Investor magazine’s All-America Executive Team as the top CFO in all of transportation. During Mr. Knight’s 40-year tenure at Union Pacific Corporation, he also held a variety of senior executive positions, including General Manager of the company’s energy and automotive business units. As a proven leader with extensive experience in finance, strategy and corporate governance, Mr. Knight serves as a director and member of the Compensation Committee at Schneider National, Inc., director and Chair of the Audit Committee at Hyliion Holdings Corp. and was a director at Carrix Corporation, a private transportation services company. Mr. Knight holds a Master of Business Administration degree from Southern Illinois University and a Bachelor of Arts from Kansas State University.

Mr. Letellier is the President and Chief Executive Officer of Montreal-headquartered Innergex Renewable Energy Inc., one of the largest Canadian independent renewable power producers with operations in Canada, the United States, France and Chile. Mr. Letellier has extensive North American business experience and has been a driving force in the renewable energy industry with Innergex since 1997 and as President and Chief Executive Officer since 2007. Previously, Mr. Letellier was responsible for the development and operation of hydroelectric projects for Boralex Inc. Mr. Letellier is an experienced director having served on public and private boards since 2012. Mr. Letellier holds a Bachelor of Commerce (Finance) degree Université du Québec à Montreal and a Master of Business Administration degree from Université de Sherbrooke.

2022 Annual Information Form

Ms. dePass Olsovsky was most recently the Executive Vice-President and Chief Information Officer at Salesforce.com, Inc., a cloud-based software company, from February 2018 to August 1, 2022 when she retired. At Salesforce.com, she oversaw a global information technology organization responsible for all internal back office systems, global network infrastructure and connectivity, cyber security and M&A. Prior to Salesforce.com, Ms. dePass Olsovsky was on the executive team at BNSF Railway for approximately 12 years, including as their Senior Vice-President and Chief Information Officer. Ms. dePass Olsovsky is a member of the board of directors and the Finance and Audit Committee for Reltio Corp, a high-tech cloud native data management industry leader in master data. From 2007 to 2018, she was a member of the Finance & Audit and HR committees for Railinc Corp as well as served close to four years as Chairman of the board. She previously acted as a member of TCU Neeley School of Business Information Technology Advisory Board and the Fort Worth Hispanic Chamber of Commerce. Ms. dePass Olsovsky holds a bachelor’s degree in Business Management and a Master in Business Administration degree from Nova Southeastern University, as well as a master’s degree in Project Management from George Washington University.

Mr. Phillips is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001 to 2004. Previously Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited. He also enjoyed a prestigious career as a corporate lawyer and was appointed to the Queen's Counsel in Alberta in 1991. Mr. Phillips was the chairman of the board of directors and member of the Audit Committee of the Canadian Western Bank until April 2022. He is a current member of the board of directors and Audit Committee of Capital Power Corporation and Lead Director of West Fraser Timber Co. Ltd. Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta.

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2022 and 2021, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

Fees (1)	2022	2021
Audit	$2,969,000	$2,838,000
Audit-related	$1,203,000	$1,357,000
Tax	$905,000	$1,394,000
All Other	$—	$33,000
Total Fees	$5,077,000	$5,622,000

1.	Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit, Finance and Risk Committee (previously referred to as the Audit Committee) approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit, Finance and Risk Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2022 and 2021.

The nature of the services under each category is described below.

2022 Annual Information Form

Audit fees

Audit fees are for services rendered in relation to the audits of the Company’s consolidated annual financial statements and internal control over financial reporting, review of quarterly reports and audits of the financial statements of certain of the Company’s subsidiaries.

Audit-related fees

Audit-related fees are for services related to the audits of the Company’s pension plan financial statements, attestation services in connection with reports required by statute or regulation, assurance and/or advisory services on accounting standards and transactions, and services rendered in connection with the issuance of debt.

Tax fees

Tax fees are for services related to tax compliance including assistance with the preparation and review of tax returns for expatriate employees, research and development tax credit filings, corporate tax returns and other tax compliance services related to transfer pricing and indirect tax.

All Other fees

All Other fees are for advisory services related to non-audit projects.

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

9.3	EXECUTIVE OFFICERS

The following table lists the executive officers of the Company as of the date hereof:

Name and Province or State of Residence	Current Principal Occupation	Past Principal Occupations held in the Preceding Five Years
Tracy Robinson Alberta, Canada Quebec, Canada	President and Chief Executive Officer	Executive Vice-President of TC Energy Corporation President of Canadian Natural Gas Pipelines and President Coastal Gas Link
Edmond Harris Florida, USA	Executive Vice-President and Chief Operating Officer	Executive Vice President, Operations, CSX Corporation

2022 Annual Information Form

Ghislain Houle Quebec, Canada	Executive Vice-President and Chief Financial Officer
Doug MacDonald Quebec, Canada	Executive Vice-President and Chief Marketing Officer	Interim Chief Marketing Officer; Senior Vice-President, Office of the President and CEO, Special Projects; Senior Vice-President, Information & Technology; Senior Vice-President, Rail Centric Supply Chain; Vice-President, Bulk
Dominique Malenfant Quebec, Canada	Executive Vice-President and Chief Information and Technology Officer	Senior Vice-President, Engineering and Chief Technology Officer, Wabtec Corporation; Vice President, Global Technologies and Chief Technology Officer, GE Transportation
Olivier Chouc Quebec, Canada	Senior Vice-President and Chief Legal Officer	Vice-President, Law
Dorothea Klein Quebec, Canada	Senior Vice-President and Chief Human Resources Officer	Senior Vice-President, Human Resources, Electrification Business, ABB Inc.; Senior Vice President, Human Resources, Americas, ABB Inc.; Chief Human Resources Officer and Secretary of the Nomination and Compensation Committee, Lonza AG
Helen Quirke Quebec, Canada	Senior Vice-President and Chief Strategy Officer	Interim Chief Strategy Officer, CN; Managing Director & Partner, Partner, Principal, The Boston Consulting Group
Rance Randle Illinois, USA	Senior Vice-President, Mechanical and Engineering	Senior Vice-President, Network Operations and Transportation, CN; Vice-President Network Operations, CN; Vice President Operations North Region, BNSF
Keith Reardon Illinois, USA	Senior Vice-President, Consumer Product Supply Chain	Vice-President, Intermodal and Automotive
Derek Taylor Illinois, USA	Senior Vice-President, Transportation	Vice-President, Transportation, Southern Region; Vice-President, Operational Excellence, Vice-President, Eastern Region; Vice-President Southern Region; General Manager
Patrick Whitehead Alberta, Canada	Senior Vice-President, Network Operations	Vice-President, Eastern Region, CN; General Manager in Chicago, CN, Vice-President, Transportation for Norfolk Southern Railway

The executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at December 31, 2022, the directors and the executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of approximately 218 thousand common shares of the Company, representing approximately 0.03% of the outstanding common shares.

2022 Annual Information Form

9.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, none of such directors or executive officers is or has been, in the last 10 years, a director, chief executive officer or chief financial officer of any company that: (a) was subject to a cease trade or similar order or an order that denied such company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days, (each an “Order”) that was issued while such person was acting in the capacity of director, chief executive officer or chief financial officer of such company; or (b) was subject to an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer in such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

Except as disclosed in this section, to the knowledge of the Company and based upon information provided to it by its directors and executive officers, no director or executive officer, or a shareholder holding a sufficient number of securities to the Company to affect materially the control of the Company (a “Significant Shareholder”), (i) is or has been, in the last 10 years, a director or executive officer of a company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, in the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets.

On March 31, 2016, Ms. McKenzie, a current member of the Board, resigned as a director of Endurance Energy Ltd. (“Endurance”), a privately held natural gas exploration company. Endurance filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016, and was placed into bankruptcy in November 2017.

To the knowledge of the Company and based upon information provided to it by the directors and executive officers, no director or executive officer, or a Significant Shareholder, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

2022 Annual Information Form

ITEM 10	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, there were no (i) directors or executive officers, (ii) persons that beneficially own, or control or direct, directly or indirectly, more than 10% of CN's common shares, or (iii) any associate or affiliate of persons referred to in (i) and (ii), with a material interest, direct or indirect, in any transaction within the three most recently completed financial years that has materially affected the Company or is reasonably expected to materially affect the Company.

ITEM 11	INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2022 Annual Consolidated Financial Statements and the related notes in conformity with U.S. GAAP. KPMG LLP have confirmed with respect to CN that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ITEM 12	ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR at www.sedar.com. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and MD&A for its most recently completed financial year. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular prepared in respect of its most recent annual meeting of shareholders held on May 20, 2022 (Circular). The Circular is available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca.

2022 Annual Information Form

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

2022 Annual Information Form

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

2022 Annual Information Form

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

2022 Annual Information Form

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

2022 Annual Information Form

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

CANADIAN NATIONAL RAILWAY COMPANY

/s/ Olivier Chouc
Name:	Olivier Chouc
Title:	Senior Vice-President and Chief Legal Officer
Date:	January 31, 2023

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis for the year ended December 31, 2022*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2022*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Incorporated by reference from the Registrant’s Form 6-K dated January 31, 2023.