Form 40-F
period 2023-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2024-01-31
CIK 16868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY

(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	935 de La Gauchetiere Street West
	Montreal, Quebec
	Canada H3B 2M9
	(514) 399-7091
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
28 Liberty Street
New York, New York 10005
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

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

5.85% notes due November 1, 2033

6.25% notes due August 1, 2034

6.20% notes due June 1, 2036

6.71% Puttable Reset Securities (PURS)SM due July 15, 2036

6.375% debentures due November 15, 2037

3.50% notes due November 15, 2042

4.50% notes due November 7, 2043

3.20% notes due August 2, 2046

3.65% notes due February 3, 2048

4.45% notes due January 20, 2049

2.45% notes due May 1, 2050

4.40% notes due August 5, 2052

6.125% notes due November 1, 2053

7.70% 100-year debentures due September 15, 2096

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2023, 643,833,245 common shares were issued and outstanding.

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2023, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading “Auditors’ Fees” in Item 9.2 of the Registrant’s 2023 annual information form included in this Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off balance sheet arrangements” set forth in the 2023 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading “Liquidity and capital resources” set forth in the 2023 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit, Finance and Risk Committee are set forth under the heading “Composition of the Audit, Finance and Risk Committee” in Item 9.2 of the Registrant’s 2023 annual information form included in this Form 40-F.

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

CANADIAN NATIONAL

RAILWAY COMPANY

2023

ANNUAL INFORMATION FORM

January 31, 2024

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	Management's Discussion & Analysis (as filed on January 31, 2024)

2023 Annual Information Form

ITEM 1	GENERAL INFORMATION

Except as otherwise indicated in this Annual Information Form (AIF), the information contained herein is given as of December 31, 2023. All references in this AIF to “dollars” or “$” are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (GAAP), unless otherwise indicated.

As used herein, the “Company” or “CN” refers to Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries.

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

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States (U.S.). Reference should be made to the discussion of business risks in CN’s 2023 Management’s Discussion and Analysis (MD&A) for detailed information on major risk factors, which may be found online on SEDAR+ at www.sedarplus.ca, on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov through EDGAR, and on CN’s website, at www.cn.ca in the "Investors" section. Information contained on, or accessible through, our website is not incorporated by reference into this AIF.

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

Other than in instances where CN specifically provides otherwise, information contained on, or accessible through, our website is not incorporated by reference into this AIF.

2023 Annual Information Form

ITEM 2	INCORPORATION

2.1	INCORPORATION OF THE ISSUER

CN was incorporated in 1919 by special act of the Parliament of Canada with the appointment of its first Board of Directors by Order in Council in 1922. CN’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995. On November 9, 1995, CN filed Articles of Amendment in order to subdivide its outstanding common shares (common shares). As of November 28, 1995, CN ceased to be a Crown corporation and became a publicly held corporation with its common shares listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). On April 19, 2002, CN filed Articles of Amendment in order to provide that shareholder meetings may be held at certain specified places in the U.S. Pursuant to amendments to the CN Commercialization Act, on May 24, 2018, CN filed Articles of Amendment in order to increase the maximum percentage of voting shares of CN that can be owned or controlled, directly or indirectly, by any one person together with their associates to 25%, up from the 15% limit imposed since CN became a public company in 1995. Such constating documents are hereinafter collectively referred to as the Articles.

CN’s Articles provide that the head office of the Company shall be situated in the Montreal Urban Community, Province of Quebec, Canada. The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is 1-888-888-5909.

2.2	SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2023, all of which are wholly-owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Name	Jurisdiction of Incorporation
North American Railways, Inc.	Delaware
Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Company	Michigan
Illinois Central Corporation	Delaware
Illinois Central Railroad Company	Illinois
Wisconsin Central Ltd.	Delaware

The above list shows only CN’s principal subsidiaries. It excludes the subsidiaries of CN that represented (i) individually, 10% or less of CN’s total consolidated assets and total consolidated revenues as at December 31, 2023 and (ii) 20% or less of CN’s total consolidated assets and total consolidated revenues as at December 31, 2023 in the aggregate.

The financial statements of each of the above principal subsidiaries are consolidated within CN’s financial statements.

2023 Annual Information Form

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	THE LAST THREE YEARS

The initiatives undertaken by CN in the last three years to achieve its growth and profitability goals and to enhance shareholder value can be grouped into a few key areas. These include acquisitions and business combinations, strategic initiatives, targeted capital investment spending including deployment of advanced technologies, and other initiatives to strengthen the Company’s position in the marketplace, as well as financial management initiatives, as described below.

2023 Highlights

Acquisitions and business combinations

Iowa Northern Railway Company

On December 6, 2023, the Company acquired the shares of the Iowa Northern Railway Company (IANR), a Class III short-line railroad that owns and leases approximately 175 route miles in northeast Iowa that are connected to CN’s U.S. rail network. CN paid US$230 million ($312 million), including transaction costs to date. IANR serves upper Midwest agricultural and industrial markets covering many goods, including biofuels and grain. This transaction represents a meaningful opportunity to support the growth of local business by creating single-line service to North American destinations, while preserving access to existing carrier options.

The shares of IANR were deposited into an independent voting trust while the U.S Surface Transportation Board (STB) considers the Company's application to acquire control of IANR. During the trust period, IANR will continue to be operated under its current management and the Company cannot exercise day-to-day control. As a result, the Company recorded its investment in IANR at its acquisition cost under the equity method of accounting. Subject to final approval by the STB, the Company would obtain control of IANR and would account for the acquisition as a business combination under the acquisition method of accounting.

Cape Breton & Central Nova Scotia Railway

On November 1, 2023, the Company acquired from Genesee & Wyoming Inc. a stake in the Cape Breton & Central Nova Scotia Railway (CBNS), a Class III short-line railroad that owns approximately 150 route miles. CN paid $78 million in cash, net of cash acquired and including working capital adjustments. The acquisition was accounted for as a business combination.

Strategic Initiatives

CN’s purpose is to power the economy by enabling global supply chains and moving goods sustainably and efficiently, working together with our customers, our people, and the communities in which we operate. CN is committed to delivering a safe, consistent and reliable scheduled service that creates value for customers, shareholders and stakeholders. In 2023, CN continued its “back to basics” approach, re-establishing a disciplined scheduled operation. CN’s “make the plan, run the plan, sell the plan” operating approach has driven strong operational, safety, and customer service outcomes.

CN aims to drive consistent shareholder returns and earnings growth by striving for sustainable financial performance, including profitable top-line growth, strong free cash flow generation and return on invested capital well above the Company’s cost of capital. CN also returns value to shareholders through dividend payments and share repurchases.

2023 Annual Information Form

Build service excellence, grow our business and invest in our people

Going forward, CN will continue to focus on sustaining and building service excellence, growing the business and developing our people. Providing reliable and efficient customer service is the foundation for growth. CN aims to leverage its strong customer service and operating efficiency of rail to grow the business profitably. CN continues to invest in the safety and fluidity of the network, and in increasing capacity to cost effectively grow volumes. CN is also investing to drive incremental fuel and carbon efficiency and to improve network resiliency. Critical to CN’s long-term success are also the people investments being made to ensure the optimal workforce, with the right skills and leadership capabilities, are available to meet the challenges of tomorrow.

Delivering Responsibly

Sustainability is at the heart of how CN is building for the future. Delivering Responsibly is the encapsulation of the Company’s sustainability strategy and commitments. The Company is focused on transporting goods safely and efficiently, doing so in a manner that seeks to minimize the impact on the environment, attracting, retaining and engaging top talent, and helping to build stronger, safer communities, while adhering to the highest governance standards. CN understands that transparency is essential for stakeholder trust concerning the Company’s Environmental, Social and Governance (ESG) commitments. In that regard, CN seeks to align its ESG disclosures with global best practice frameworks, reporting on commitments and performance with focus, clarity and comparability. In 2023, CN published its latest biennial sustainability report, outlining the Company's targets, programs and achievements in corporate governance, environment, safety, people, community involvement and stakeholder engagement. CN is proud of its 2023 accomplishments as the Company's sustainability practices earned it a place on the Dow Jones Sustainability World and North American Indices, for the 12th and 15th consecutive year, respectively.

Safety is a core value

CN is committed to the health and safety of its employees, the communities and environments in which it operates and the customers it serves. The Company embraces a values-based safety culture. CN’s objective is to reduce serious injuries and fatalities. The Company is employing advanced technologies and innovative training to help achieve this goal. More specifically, CN is:

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

Tackling the impact of climate change

The Company's goal is to conduct its operations in a way that seeks to minimize environmental impact, while offering a carbon-efficient and sustainable way to move goods. CN is focused on making a positive contribution in the fight against climate change and playing a key role in the transition to a lower-carbon economy.

With approximately 85% of its direct greenhouse gas (GHG) emissions generated from rail operations, CN focuses on five key strategic areas: fleet renewal, innovative technology, big data, operating practices and cleaner fuels. Over the years, this focus has resulted in significant progress in decoupling volume growth from carbon emissions intensity. CN continues to maintain its leadership position among Class I North American railways, generating approximately 15% less locomotive GHG emissions per gross ton mile than the industry average. CN was also the first North American railway, and among the first 100 companies

2023 Annual Information Form

globally, to announce an approved science-based climate target. CN aims to reduce GHG emissions in line with the Paris Agreement and in 2021, committed to setting a net-zero target by joining the "Business Ambition for 1.5 °C" and the United Nations' "Race to Zero" campaign.

To achieve its decarbonization targets, CN will need to continue improving the fuel efficiency of its fleets, increase its use of sustainable renewable fuels and test, and eventually deploy alternative propulsion locomotive technologies. Collaboration with suppliers, customers, supply chain partners, innovators and regulators is critical for CN to deliver on its climate commitments and to help drive economic prosperity in a lower-carbon emissions environment.

Building the talent and culture to drive CN's continuous performance

CN people have always been the Company's most important differentiator, caring passionately about railroading and bringing optimism, commitment and resilience to daily tasks. CN aims to attract, develop, and retain the very best talent, with a focus on a diverse and inclusive work environment where employees are engaged, inspired and motivated. CN trains its employees with the necessary skills for an increasingly automated and data-driven work environment.

Community engagement

At CN, we are committed to being good neighbors who listen, learn, and do our part to help build safer, stronger, more prosperous communities. Connecting Canada’s Eastern and Western coasts with the U.S. Gulf Coast, CN spans eight provinces, 16 states, and operates within or adjacent to nearly 230 reserve lands of more than 120 First Nations and Métis communities in Canada, seven Tribal communities in the United States, and more than 2,000 towns and cities across its network. CN plays an essential role and contributes to economic prosperity through job creation, investments and freight transportation services. The Company seeks open and proactive engagement to ensure stakeholders and Indigenous communities are aware of its strategy, operations, opportunities and obligations, and aims to foster effective two-way communications that ensures a respectful and beneficial exchange.

CN also partners with communities to enhance railway safety. Under CN's structured Community Engagement program, the Company engages with municipal officers and their emergency responders to assist them in their emergency response planning. During this frequent outreach, CN discusses its comprehensive safety programs and performance, the nature, volume and economic importance of dangerous goods it transports through their communities and emergency response planning. CN annually conducts hundreds of training events for thousands of emergency responders, totaling over 130,000 first responders since 1988. Additional training sites have been constructed to offer onsite full scale dangerous goods training.

The outreach builds on CN's involvement in Transportation Community Awareness and Emergency Response (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents. All Aboard for Safety is CN’s flagship community education program. Every year, CN employees make hundreds of presentations and talk to thousands of children and adults at schools and community events in Canada and the U.S. about the importance of rail safety and the dangers of walking or playing on or near railway tracks.

As part of CN’s year-round outreach effort, the CN Police Service continues to be active in communities across the CN network to promote safe behavior around railroad infrastructure. Activities include conducting enforcement initiatives with external agencies and delivering safety presentations to high-risk groups. During the industry’s annual Rail Safety Week campaign, CN police officers and other employees, in partnership with Operation Lifesaver®, participate in numerous safety initiatives to raise awareness about preventing accidents and injuries around railway property.

2023 Annual Information Form

CN believes another way to help build more sustainable communities is to actively contribute financially through its CN Stronger Communities Fund to organizations, programs and initiatives that promote diversity and inclusion, innovation and safety, education, environmental protection, and many other causes such as food banks, homeless shelters, domestic violence shelters, healthcare centers, and anti-poverty organizations.

CN is proud of its employees, retirees and their families who volunteer to make their communities better places to live, work and play. The CN Railroaders in the Community program recognizes these acts of kindness by providing grants to the community-based not-for-profit organizations employees (current, retired or family) choose to support through their volunteer efforts. CN also encourages employee community involvement through its annual volunteer CN In Your Community Day.

Working alongside Indigenous communities, CN makes it a priority to strengthen its ties, cultivate respectful and mutually beneficial relationships, and work toward reconciliation. CN continues to engage in open dialogue with Indigenous communities, identify and foster business opportunities, increase our employees’ awareness and understanding of Indigenous culture, and enhance its ability to attract Indigenous talent. CN provides awareness training on Indigenous culture, beliefs, and history to its employees to foster an inclusive work environment. Since the program began in 2014, more than 24,000 employees have completed the training.

Disciplined capital allocation and execution

CN's success depends on a steady stream of capital investments that are aligned with and support its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock to information and operating technologies, as well as other equipment and assets that are intended to improve the safety, efficiency, capacity and reliability of CN's service offering. Investments in track infrastructure are designed to enhance the safety and integrity of the physical plant, increase the capacity and fluidity of the network, promote service excellence, and support growth. New locomotives equipped with distributed power capability increase capacity, fuel and carbon productivity and efficiency, and improve service reliability, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN's network. CN is also investing in and deploying advanced technologies to automate labor-intensive tasks like track and railcar inspections, as well as to improve the customer experience through ‘track and trace’ functionality. CN's long-term economic viability depends on the presence of a supportive regulatory and government policy environment that encourages investment and innovation.

The multi-year implementation of CN’s strategic plan requires a disciplined, analysis-driven approach to capital investment. Talent, technology and capital need to be fully aligned. The Company’s capital investment roadmap includes several core elements:

•	Investing in the maintenance of a safe and reliable network.

•	Investing in asset infrastructure to increase the capacity of its three-coast network.

•	Developing a portfolio approach to technology with business-led investment decisions, delivering value at each stage of implementation.

•	Deepening supply chain partnerships with its customers, including road-to-rail conversion.

•	Investing in data analytic systems, including artificial intelligence (AI), to support data-driven decision-making.

•	Investing in technologies and capital assets to support decarbonization of its footprint.

•	Growing its physical and commercial reach through strategic partnerships and acquisitions.

2023 Annual Information Form

Reinvestment in the business

In 2023, CN spent approximately $3.2 billion in its capital program, of which $1.6 billion were invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $0.9 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, and $0.7 billion on equipment, including the acquisition of 500 new grain hopper cars.

Financial Management Initiatives

Shelf prospectus and registration statement

As at December 31, 2023, the remaining capacity of the Company's current shelf prospectus and registration statement was $1.5 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

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

Revolving credit facilities

The Company has unsecured revolving credit facilities with a consortium of lenders. The unsecured credit facility of $2.5 billion is available for general corporate purposes and backstopping the Company's commercial paper programs. The facility consists of two tranches of $1.25 billion and was amended on March 17, 2023 to extend its tenor by one year to March 31, 2026 and March 31, 2028. This revolving credit facility agreement is structured as a sustainability linked loan whereby its applicable margins are adjusted up or down based on the Company's performance under certain sustainability targets. The unsecured credit facility of $1.0 billion is available for general corporate purposes and was amended on March 17, 2023 to extend its tenor by one year to March 17, 2025. Both credit facilities provide borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and the Canadian Dollar Offered Rate (CDOR), plus applicable margins, based on CN's credit ratings. The facilities were also amended in March 2023 to include fallback language that addresses the cessation of CDOR and adoption of the Canadian Overnight Repo Rate Average (CORRA) as the alternative benchmark.

Subject to the consent of the individual lenders, the Company has the option to increase the revolving credit facilities by an additional $500 million each during its term and to request an extension of the $2.5 billion credit facility once a year to maintain the tenors of three year and five year of the respective tranches.

As at December 31, 2023, the Company had no outstanding borrowings under these revolving credit facilities.

Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. The Company was in compliance as at December 31, 2023.

2023 Annual Information Form

Equipment loans

The Company has various secured non-revolving term loan credit facilities for financing or refinancing the purchase of equipment. The equipment loans made under the non-revolving credit facilities have a tenor at inception varying from 15 to 20 years and are secured by rolling stock.

On March 31, 2023, the Company entered into new loan supplements to the existing agreement for an additional principal amount of US$304 million, which is available to be drawn, in Canadian or U.S. dollars, through March 31, 2024. On November 3, 2023, the Company entered into a new term loan facility for a principal amount of $366 million, which is available to be drawn through November 4, 2024. Borrowings under the non-revolving term loan facilities are provided at SOFR and/or CDOR, plus applicable margins. On March 31, 2023, outstanding loans referencing the London Interbank Offered Rate (LIBOR), were transitioned to SOFR. The facilities also include fallback language that addressed the cessation of CDOR and adoption of CORRA as the alternative benchmark. The Company made no draws under these facilities in 2023.

In 2023, the Company repaid $41 million of its equipment loans. As at December 31, 2023, the Company had outstanding borrowings of $677 million, at a weighted-average interest rate of 6.09% and had $769 million available to be drawn under these facilities.

Commercial paper

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2.5 billion, or the U.S. dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. The cost of commercial paper and access to the commercial paper market in Canada and the U.S. are dependent on credit ratings and market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its revolving credit facilities to meet its short-term liquidity needs.

As at December 31, 2023, the Company had total commercial paper borrowings of US$1,360 million ($1,801 million).

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

2023 Annual Information Form

As at December 31, 2023, the Company had no outstanding borrowings under the accounts receivable securitization program. The Company had no proceeds received and no repayments in 2023.

Bilateral letter of credit facilities

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 17, 2023, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2026. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.

As at December 31, 2023, the Company had outstanding letters of credit of $337 million under the committed facilities from a total available amount of $361 million and $152 million under the uncommitted facilities, and had $339 million pledged as collateral under the committed bilateral letter of credit facilities, and $100 million pledged as collateral under the uncommitted bilateral letter of credit facilities.

New Normal Course Issuer Bid

On January 23, 2024, the Board of Directors of the Company approved a new normal course issuer bid (NCIB), which allows for the repurchase of up to 32.0 million common shares between February 1, 2024 and January 31, 2025.

Significant Collective Agreements

Canadian Workforce

On May 1, 2023, the collective agreement with Unifor was ratified by its members, renewing the collective agreement for a two-year term, retroactive to January 1, 2023, which will expire on December 31, 2024. Unifor represents approximately 3,400 employees in Canada working in various departments such as Mechanical, Intermodal, Facility Management, and in clerical positions.

On May 26, 2023, the collective agreement with Teamsters Canada Rail Conference (TCRC) was ratified by its members, renewing the collective agreement for a one-year term, retroactive to January 1, 2023, which expired on December 31, 2023. TCRC represents approximately 6,000 employees in Canada working as Locomotive Engineers, Yard Coordinators and Yard Conductors on our mainline, short lines and yards. Bargaining commenced on November 27, 2023.

On September 6, 2023, the United Steel Workers Union (USW) served notice to commence bargaining for the renewal of the collective agreement with the Company, governing approximately 2,500 bridge and structures and work equipment employees in Canada, which expired on December 31, 2023. Bargaining commenced on October 23, 2023.

On January 17, 2024, CN reached a tentative agreement with owner-operators affiliated with Unifor. The four-year agreement covers approximately 750 owner-operator truck drivers in Canada under contract with Canadian National Transportation Limited, a wholly owned subsidiary of the Company, until December 31, 2027. Ratification by the membership is expected in the first quarter of 2024.

The Company’s collective agreements remain in effect until the bargaining process outlined under the Canada Labor Code has been exhausted.

2023 Annual Information Form

U.S. Workforce

As of January 31, 2024, collective agreements covering all non-operating and operating craft employees at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC) and Bessemer & Lake Erie Railroad Company (BLE), and all employees at Pittsburgh and Conneaut Dock Company (PCD) were ratified and remain in place. The agreements in place have various moratorium provisions, which preserve the status quo with respect to the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted. The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE currently participate in, for collective bargaining agreements covering all union-represented employees.

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

Acquisitions

On June 7, 2022, the purchase and sale agreement between the Company and CSX Corporation (CSX) for the acquisition of the Massena rail line in New York, which was announced on August 29, 2019, was terminated. The Company’s appeal of the STB's decision to deny the Company and CSX’s request for the removal of the conditional approval of the acquisition was rendered moot and the appeal was dismissed.

Financial Management Initiatives

On January 24, 2023, the Board of Directors of the Company approved a new NCIB, which allowed for the repurchase of up to 32.0 million common shares between February 1, 2023 and January 31, 2024.

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

On March 31, 2022, the Company's revolving credit facility agreement was amended to extend the term of the credit facility by one year and transition from the benchmark on U.S. borrowings from LIBOR to SOFR. The credit facility of $2.5 billion consisted of a $1.25 billion tranche maturing on March 31, 2025 and a

2023 Annual Information Form

$1.25 billion tranche maturing on March 31, 2027. The revolving credit facility agreement is structured as a sustainability linked loan whereby its applicable margins are adjusted upon achievement of certain sustainability targets. The credit facility provides for borrowings at various benchmark interest rates, such as SOFR and CDOR, plus applicable margins, based on CN's credit ratings and sustainability targets. In 2022, there was no fallback language for CDOR. As at December 31, 2022, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2022.

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

Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. The Company was in compliance as at December 31, 2022.

The Company has a secured non-revolving term loan credit facility for financing or refinancing the purchase of equipment. The equipment loans made under the non-revolving credit facility had a tenor of 20 years, bore interest at variable rates such as LIBOR and CDOR plus a margin, were repayable in equal quarterly installments, were prepayable at any time without penalty, and were secured by rolling stock. The Company repaid US$31 million ($40 million) of equipment loans in 2022. As at December 31, 2022, the Company had outstanding borrowings of US$542 million ($734 million) and had no further amount available under this non-revolving term loan facility.

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2.5 billion, or the U.S. dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. The cost of commercial paper and access to the commercial paper market in Canada and the U.S. are dependent on credit ratings and market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its revolving credit facilities to meet its short-term liquidity needs. As at December 31, 2022, the Company had total commercial paper borrowings of US$594 million ($805 million) at a weighted-average interest rate of 4.27%.

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On January 19, 2023, the Company extended the term of its agreement by one year to February 1, 2025. The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. As at December 31, 2022 the Company had no outstanding borrowings under the accounts receivable securitization program and there were no activities in 2022.

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2022, the Company extended the maturity date of certain committed bilateral letter of credit facility agreements to April 28, 2025. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2022, the Company had outstanding letters of credit of $396 million under the committed facilities from a total available amount of $470 million and $100 million under the uncommitted facilities, and had $397 million and $100 million pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

2023 Annual Information Form

Significant Collective Agreements

Canadian workforce

Following a binding arbitration, on October 12, 2022, the collective agreement between CN and the International Brotherhood of Electrical Workers (IBEW) was finalized. The agreement expires on December 31, 2024.

On December 1, 2022, a tentative agreement was reached between CN and TCRC for Rail Traffic Controllers for the renewal of their collective agreement. This agreement was ratified on December 23, 2022. This is a three-year agreement expiring on December 31, 2025 and impacts approximately 160 employees.

U.S. workforce

On December 2, 2022, the round of national bargaining between the nation’s freight railroads (including the Company) and all 12 rail unions was fully resolved when President Biden signed legislation passed by Congress. The legislation implemented collective bargaining agreement terms for the four unions that had not previously ratified their agreements. These agreement terms are the same terms that previously were ratified and implemented by the other eight rail unions. All U.S. employees in the bargaining round therefore became covered by new collective bargaining agreement terms based on the recommendations of Presidential Emergency Board 250. The new terms increase wages by a compounded 24 percent over the five-year term of the contract, from 2020 through 2024, with a 14.1 percent wage increase effective immediately. The agreements also include five US$1,000 annual lump sum payments, adjustments to health care premiums, health benefit enhancements, and an additional personal leave day for all employees. This resulted in an incremental wage accrual of $47 million, or $35 million after-tax ($0.05 per diluted share), recorded in the third quarter of 2022 in Labor and fringe benefits within the Consolidated Statements of Income, to reflect the terms of the new agreement.

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

Acquisitions and Dispositions

On March 31, 2021, CN entered into an agreement with a short line operator for the sale of the non-core lines plus an additional 50 miles of track and roadway assets not originally included within assets held for sale, subject to various conditions including regulatory authorization by the STB. In the fourth quarter of 2021, the STB approved the Company's agreement with the short line operator without condition and the transaction closed on January 28, 2022 and January 31, 2022 for the U.S. and Canadian assets, respectively, for total proceeds of $273 million.

2023 Annual Information Form

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

On May 21, 2021, CN and KCS announced that they had entered into a definitive merger agreement (CN Merger Agreement). Completion of the CN Merger Agreement was subject to regulatory approvals, including from the STB and the Federal Economic Competition Commission and Federal Telecommunications Institute in Mexico. CN had proposed a “plain vanilla” voting trust to STB, pursuant to which, upon KCS shareholder approval of the transaction and satisfaction of customary closing conditions, CN would acquire KCS shares and place them into the voting trust. On August 31, 2021, the STB rejected the joint motion by CN and KCS to approve the proposed voting trust agreement.

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

Financial Management Initiatives

On January 25, 2022, the Board of Directors of the Company approved a new NCIB, which allowed for the repurchase of up to 42.0 million common shares over a twelve-month period, between February 1, 2022 and January 31, 2023.

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. In 2021, the maximum aggregate principal amount of commercial paper that could be issued was $2.0 billion, or the U.S. dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. As at December 31, 2021, the Company had total commercial paper borrowings of US$111 million ($140 million) at a weighted average interest rate of 0.18%.

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

The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes including backstopping the Company's commercial paper programs. On March 31, 2021, the Company's revolving credit facility agreement was amended to extend the term of the credit facility by approximately two years and to adopt a sustainability linked loan structure whereby its applicable margins were adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of $2.5 billion consisted of a $1.25 billion tranche maturing on March 31,

2023 Annual Information Form

2024 and a $1.25 billion tranche maturing on March 31, 2026. Subject to the consent of the individual lenders, the Company had the option to increase the facility by an additional $500 million during its term and to request an extension once a year to maintain the tenors of three year and five year of the respective tranches. On June 22, 2021, the Company upsized the revolving credit agreement from $2.0 billion to $2.5 billion and amended certain provisions. The credit facility provides for borrowings at various benchmark interest rates, such as LIBOR, plus applicable margins, based on CN's credit ratings and sustainability targets. As at December 31, 2021, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2021. The revolving credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization. The Company was in compliance as of December 31, 2021.

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

The Company has a non-revolving term loan credit facility for financing or refinancing the purchase of equipment, where US$300 million was available to be drawn upon through March 31, 2020 and US$310 million was available to be drawn upon through March 31, 2021. The equipment loans made under the non-revolving credit facility had a tenor of 20 years, bore interest at a variable rate based on LIBOR plus a margin, were repayable in equal quarterly installments, were prepayable at any time without penalty, and were secured by rolling stock. On March 31, 2021, the Company issued a US$310 million ($389 million) equipment loan under this facility. The Company repaid US$27 million ($33 million) over both equipment loans in 2021. As at December 31, 2021, the Company had outstanding borrowings of US$572 million ($723 million), at a weighted-average interest rate of 0.81% and had no further amount available under this non-revolving term loan facility.

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2021, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2024. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2021, the Company had outstanding letters of credit of $394 million under the committed facilities from a total available amount of $518 million and $158 million under the uncommitted facilities, and had $396 million and $100 million pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

On January 26, 2021, the Board of Directors of the Company approved a new NCIB, which allowed for the repurchase of up to 14 million common shares, over a twelve-month period, between February 1, 2021 and January 31, 2022. The Company suspended its share repurchase program at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic. The Company resumed its share repurchases in February 2021 and suspended the share repurchases at the end of April 2021 in connection with the CN Merger Agreement with KCS. Following the termination of the CN Merger Agreement, the Company resumed share repurchases at the end of September 2021.

2023 Annual Information Form

3.2	STRATEGY OVERVIEW

For a discussion of the Company’s business strategy throughout 2023 and anticipated developments for 2024 and beyond, please see the section entitled “Strategy overview” on pages 8 to 10 of the MD&A, which pages are incorporated by reference herein. The MD&A may be found online on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the "Investors" section. Information contained on, or accessible through, our website is not incorporated by reference into this AIF.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1	OVERVIEW

CN is engaged in the rail and related transportation business. CN's network of 18,800 route miles of track spans Canada and the U.S., connecting Canada’s Eastern and Western coasts with the U.S. South. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the U.S. and Mexico. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of cargo annually, serving exporters, importers, retailers, farmers and manufacturers. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better position the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2023, CN's largest commodity group, Intermodal, accounted for 23% of total revenues. From a geographic standpoint, 34% of revenues relate to overseas traffic, 32% to transborder traffic, 18% to Canadian domestic traffic and 16% to U.S. domestic traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Revenues generated by the Company during the year are influenced, among other things, by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

4.2	COMMODITY GROUPS

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 20 to 26 of the MD&A, which pages are incorporated by reference herein.

4.3	COMPETITIVE CONDITIONS

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the Business risks discussion located on page 59 to 60 of the MD&A, which section is incorporated by reference herein.

2023 Annual Information Form

4.4	LABOR

As at December 31, 2023, CN employed a total of 24,987 employees, of which 19,132 were unionized employees.

For a discussion of CN’s labor negotiations, please see the section entitled “Labor workforce and negotiations” in the Recent developments discussion located on pages 6 to 7 of the MD&A, which section is incorporated by reference herein.

4.5	SOCIAL POLICIES

Policies Against Workplace Harassment, Violence and Discrimination

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a (i) comprehensive Human Rights Policy, (ii) a Workplace Harassment and Violence Prevention Policy for its Canadian employees, and (iii) a Workplace Violence Prevention Policy and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees ((i), (ii) and (iii) collectively referred to as the Policies). These Policies affirm CN’s commitment to providing employees with a safe, respectful and violence-free workplace and to preventing harassment and discrimination against any employee or applicant based on grounds such as, without limitation, religion, race, sex, nationality, disability, or any other basis protected by law, ordinance or regulation. The policies against harassment and discrimination extend to recruitment, selection and compensation practices, as well as to working conditions and the work environment.

Internal complaint resolution procedures have been established whereby any person covered by the Policies can contact the appropriate member of the human resources team who will address the employee's complaint. The employee can also call either the Human Resources Center, which will forward the complaint to the appropriate human resources manager for further handling, or the CN Ombudsman directly, who can be contacted on a confidential basis. In Canada, all harassment complaints are submitted to CN’s Designated Recipient in accordance with the Canada Labour Code Regulations on Work Place Harassment and Violence Prevention.

Code of Business Conduct

CN has also adopted a Code of Business Conduct, which applies to all directors, officers and employees of the Company. The Code of Business Conduct affirms CN’s commitment to ensuring everyone working on behalf of the Company adheres to the highest ethical standards. It addresses a number of matters, including, without limitation, conflicts of interest, compliance with laws and reporting of any illegal or unethical behaviour. Each director, executive officer and management employee must certify annually their compliance with the Code of Business Conduct. Management periodically reports to the Governance, Sustainability and Safety Committee on the implementation of the Code of Business Conduct and, as applicable, on any significant violations thereof. Yearly, the CN Ombudsman presents a report that summarizes issues reported under the Code of Business Conduct and handled by the Office of the Ombudsman to the Governance, Sustainability and Safety Committee. The Code of Business Conduct is regularly reviewed to ensure it continues to adhere to CN’s core values of integrity and respect and that it remains consistent with industry standards and trends.

CN has also adopted a Supplier Code of Conduct, which extends the principles of our Code of Business Conduct and Human Rights Policy to our suppliers, agents, consultants and other third parties and business partners, and their respective employees, directors and officers (collectively, Suppliers). Our Supplier Code of Conduct affirms our commitment to doing the right thing and to working with Suppliers who share our commitment to being socially, ethically and environmentally responsible. The Supplier Code of Conduct sets forth the standards of ethical conduct expected from our Suppliers. It aims to ensure, among other matters, that we continue to work with Suppliers who comply with all applicable laws (including applicable employment laws, anti-bribery, anti-corruption and antitrust laws, and data protection and privacy laws and regulatory requirements), prohibit the use of forced and child labour in

2023 Annual Information Form

their operations, promote an inclusive and safe work environment, and are conscious of their environmental impact and focus on building positive community relations (including with Indigenous peoples) when conducting their operations.

4.6	REGULATION

The Company’s operations are subject to regulations both in Canada and in the U.S. A summary of such regulations is provided below. For a further discussion of the potential risks and contemplated impacts of pending legislative and other regulatory developments (both in Canada and in the U.S.) on our business, see the section entitled “Regulation” in the Business risks discussion located on pages 61 to 63 of the MD&A, which section is incorporated by reference herein.

Economic regulation - Canada

The Company's rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (CTA) under the Canada Transportation Act. The CTA provides rate and service remedies, including final offer arbitration (FOA), long-haul interswitching rates and mandatory interswitching. It also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.

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

In addition to public rates issued under tariffs, the CTA permits confidential contracts to be negotiated between rail carriers and shippers to govern the terms, conditions and rates for service. Furthermore, railway companies are subject to service level obligations and, in case of breach, shippers may seek redress from the CTA. Railway companies are also required to enter into an agreement, at the request of a shipper, respecting the manner in which they intend to fulfill their service obligations. In the absence of an agreement, the shipper may submit the matter for determination by an arbitrator.

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

On June 22, 2023, Bill C-47 an Act to implement certain provisions of the budget tabled in Parliament on March 28, 2023, received Royal Assent and the proposed amendments to the Canada Transportation Act were adopted. These amendments provide for the extension of the interswitching limits located in the Prairie provinces from 30 kilometers to 160 kilometers. This extension will be in force for a trial period of

2023 Annual Information Form

18 months. On November 24, 2023 the CTA established interswitching rates for 2024. On December 22, 2023, the Company sought leave to appeal this decision on rates.

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

Government regulation of the railroad industry is a significant determinant of the competitiveness and profitability of railroads. Deregulation of certain rates and services, plus the ability to enter into confidential contracts, pursuant to the Staggers Rail Act of 1980 (Staggers Act) has substantially increased the flexibility of railroads to respond to market forces and has resulted in highly competitive rates. Various interests have sought and continue to seek reimposition of government controls on the railroad industry in areas deregulated in whole or in part by the Staggers Act. Additional regulation, changes in regulation and re-regulation of the industry through legislative, administrative, judicial or other action could materially affect the Company.

On April 26 and 27, 2022, the STB held a hearing on "Urgent Issues in Freight Rail Service". The STB required four Class I railroads to attend and invited three other Class I railroads, including the Company, to attend. On May 6, 2022, the STB required all Class I railroads to submit additional weekly service data and additional monthly employment data for six months. The STB also required certain Class I railroads to submit service recovery plans, but the Company is not required to do so. On October 28, 2022, the STB extended the data reporting for weekly service data and monthly employment data for another six months for all Class I railroads. On May 2, 2023, the STB again extended the temporary service and employment reporting to December 31, 2023. As of the date hereof, the temporary service reporting has not yet been extended.

On December 19, 2022, the STB issued final decisions in two proceedings relating to small rate disputes (Final Offer Rate Review and Voluntary Arbitration Program). On December 27, 2022, Union Pacific Railroad Company appealed the Final Offer Rate Review rule in the United States Court of Appeals for the Eighth Circuit, and the Association of American Railroads also subsequently filed an appeal. On December 13, 2023, the Eighth Circuit held oral arguments on the Final Offer Rate Review rule. On December 29, 2022, the Company appealed the Voluntary Arbitration Program rule in the United States Court of Appeals for the Seventh Circuit. On the same date, four railroads, including the Company, asked the STB to stay its deadline for Class I railroads to opt-in to the Voluntary Arbitration Program while any appeal and any petition for reconsideration is decided. On January 24, 2023, the STB denied without prejudice the request for stay and allowed the railroads to refile a stay request on February 3, 2023. The STB denied the second request to stay on February 14, 2023. On January 24, 2023, petitions for reconsideration were filed by three other Class I railroads. Those petitions remain pending.

On September 7, 2023, the STB proposed new regulations for reciprocal switching for inadequate service. Under the STB’s proposal, the new rule allows customers to obtain reciprocal switching access to an alternate carrier in a terminal area if the incumbent railroad’s service falls below one of three objective metrics (original estimated time of arrival, transit time, and first-mile/last-mile service) and if certain other conditions are met. The STB has proposed that if a reciprocal switch were granted for a facility in the United States, that switch would be available for a period between two to four years and could be renewed. In addition, the STB also closed consideration of a 2016 proposal to amend its existing regulations for reciprocal switching to increase competition, which was the subject of a public hearing in

2023 Annual Information Form

2022. Comments were submitted in November and December 2023, and the STB members conducted meetings with stakeholders.

Economic regulation – International

The Organization for Economic Co-operation and Development (OECD) finalized its Pillar Two guidelines on some key components of global tax reform which include a global minimum corporate tax rate of 15% and the application of a top-up tax. These guidelines are effective in 2024 and have been or are expected to be enacted in a number of OECD member countries, which include the main jurisdictions in which CN operates (other than the U.S.), and as a result will affect the Company’s effective tax rate for 2024 and thereafter.

Safety regulation – Canada

The Company's rail operations in Canada are subject to safety regulation by the Minister of Transport (Minister) under the Railway Safety Act as well as the rail portions of other safety-related statutes, which are administered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is also subject to additional regulatory oversight in Canada. The Transportation of Dangerous Goods Act, also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the adoption of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods, the tracking of dangerous goods during transport and the development of an emergency response plan.

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

On November 25, 2020, the Minister approved the new Duty and Rest Period Rules for Operating Employees (the Rules) subject to conditions clarifying some aspects of the Rules. In accordance with the new Rules, CN filed with Transport Canada on November 25, 2021 its Fatigue Management Plan containing an extensive set of prescriptive requirements for processes around scheduling, fitness for duty, deadheading, and other requirements of the new Rules. On March 11, 2022, Transport Canada opened pre-consultations on proposed Fatigue Management System Regulations. On November 25, 2022, provisions of the Rules prohibiting employees from commencing a duty period or operating railway equipment if unfit for duty came into force. The provisions of the Rules respecting maximum duty periods and minimum rest periods came into effect on May 25, 2023.

On July 9 and 11, 2021, Transport Canada issued orders pursuant to the Railway Safety Act in response to wildfires in British Columbia. In addition to requiring the implementation of specific measures aimed at reducing the risk of fires and improving their detection, the orders directed railway companies to complete and implement a Final Extreme Weather Fire Risk Mitigation Plan (Final Plan) within 60 days following the issuance of the orders. In accordance with this requirement, CN filed its proposed Final Plan on September 9, 2021. On October 14, 2021, the Transportation Safety Board confirmed that its investigation of the Lytton fire had not revealed any evidence to link railway operations to the fire. On June 15, 2022, the Minister approved the Railway Extreme Heat and Fire Risk Mitigation Rules requiring railway companies to reduce speed and conduct additional track inspections when temperatures are high, inspect locomotive exhaust systems more frequently, and implement a fire risk reduction plan.

2023 Annual Information Form

On November 26, 2021, Transport Canada adopted regulations revising the scope of application of the Grade Crossing Regulations by setting requirements for grade crossings according to a risk-based model. Under this model, existing crossings considered to be low risk are exempted from upgrade requirements. The amendments also extend the compliance deadline for upgrade requirements (previously November 28, 2021) on the basis of the risk-based model. For crossings considered to be high priority, the deadline was extended by one year (until November 28, 2022), and for all other crossings (i.e., crossings that do not meet the threshold criteria for low-risk or high priority) by three years (until November 28, 2024).

On May 31, 2022, the Minister approved revisions to the Rules Respecting Track Safety which came into force on May 31, 2023. The revisions include requirements to make available to Transport Canada railway track standards and for the confidential treatment of technical sensitive information provided by railway companies. The revisions also provide for the development of a plan for selecting, defining and analyzing key performance indicators, new requirements for crossties and new inspection requirements for Class I track where occupied passenger trains are operated.

On July 25, 2022, the Minister issued an order requesting railway companies to revise the Railway Freight and Passenger Train Brake Inspection and Safety Rules to incorporate enhanced inspection requirements for the performance of air brakes, including in cold temperatures. In accordance with these directions, the Railway Association of Canada filed proposed revisions respecting air brake train tests on November 30, 2022. Revisions respecting test standards were filed in May, 2023. Transport Canada approved revisions to the Rules which will come into force on December 1, 2025. The revisions strengthen air brake inspections by ensuring that heavy trains operating on a steep grade in cold weather undergo more robust air brake inspections, mandate railway companies to develop and submit procedures related to the inspection requirements to Transport Canada, and strengthen requirements for periodic maintenance of air brake cylinders.

On September 2, 2022, Transport Canada’s Locomotive Voice and Video Recorder (LVVR) Regulations came into force. These regulations prohibit a railway company from operating railway equipment unless it is fitted with prescribed recording instruments and the prescribed information is recorded, collected and preserved. LVVR technology assists in preventing accidents and facilitate investigations to better understand the circumstances of accidents.

On January 9, 2023, Transport Canada published amendments to the Transportation Information Regulations which require Canadian railways to provide information respecting performance indicators such as transit time and dwell time. This information is required to be published each week. The amendments came into force on April 4, 2023.

On February 5, 2022, Transport Canada published a Notice of Intent in the Canada Gazette Part I informing that it would be working on developing a regulatory framework to establish requirements to implement Enhanced Train Control (ETC) technologies in Canada. The ETC technology would enhance safety for passenger and freight trains by preventing certain railway accidents caused by human error. ETC technologies act as a driver assist mechanism, alerting the train crew to danger and, at their highest functionality, slowing or stopping a train to prevent a collision or derailment. The Notice of Intent describes an approach to implementing ETC in Canada that is based on extensive work conducted with railway and labor representatives. This approach focuses on having railway companies tailor investments according to the level of safety risk posed by individual railway corridors. In particular:

•	ETC technologies with more advanced levels of functionality would be used in higher risk corridors (i.e., to stop the movement of trains to prevent collisions with other trains, derailments caused by excessive train speed, or prevent trains from entering unauthorized areas of tracks).

2023 Annual Information Form

•	ETC technologies, with the basic level of functionality, would be used in lower risk corridors to alert train crews to potential danger (such as exceeding speed restrictions or upcoming stop signal indications).

Transport Canada has consulted the industry on this initiative. There will also be opportunities for the railways to provide input into the proposed regulatory framework as it progresses. Transport Canada has indicated that it could issue proposed ETC regulatory requirements during the second half of 2024.

Safety regulation – U.S.

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

The FRA also has jurisdiction over railroad safety and equipment standards, and most rail safety regulation is handled at the federal level. In contrast, however, to the exclusive role of the STB over railroad economic regulation, state and local regulatory agencies have jurisdiction over certain local safety and operating matters unless the FRA has regulated the matter, and these agencies are becoming more aggressive in their exercise of jurisdiction. State legislatures have also recently enacted new laws in this regard that are intended to regulate railroads more extensively.

On February 18, 2020, the FRA issued a final rule (the RRP Rule) that requires each Class I railroad and certain shortline railroads to develop a railroad Risk Reduction Program (RRP) in a written plan that will be reviewed and approved by the FRA and will be subject to audit. CN submitted its plan on August 16, 2021. In November 2021, the FRA denied the Class I risk reduction program plans with comments. CN submitted its revised plan on February 7, 2022 and made further revisions in response to comments from the FRA on March 25, 2022. On July 7, 2022, the FRA approved the Company's RRP. On September 8, 2022, the FRA issued a notice of proposed rulemaking regarding whether the FRA should retain or remove a provision in the final RRP Rule clarifying that contractors who perform a significant portion of a railroad’s operations are considered the railroad’s directly affected employees for purposes of the RRP Rule. The FRA is seeking comments in response to a petition for reconsideration of the final rule filed by the Association of American Railroads (AAR). Comments were submitted on November 7, 2022.

On June 13, 2022, the FRA issued a final rule requiring Class I and other railroads to submit fatigue risk management program plans by July 13, 2023 to the FRA for approval. The Class I railroads submitted the plans by July 13, 2023. On October 10, 2023, the FRA notified CN that it was unable to approve the Fatigue Risk Management Plan and that the FRA requested changes thereto. CN is working on a revised plan in response to the FRA's comments. After the FRA approves the plans, railroads have 36 months to implement them.

On July 28, 2022, the FRA proposed a rule requiring two-person crew, except in certain circumstances. The FRA held a public hearing on the proposed rule on December 14, 2022. The Association of American Railroads, the Company, and other railroads submitted comments on December 21, 2022.

2023 Annual Information Form

Other regulations – Canada and U.S.

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

More specifically, the Company is subject to:

•	border security arrangements, pursuant to an agreement the Company and CP (now Canadian Pacific Kansas City Limited) entered into with the CBP and the CBSA;

•	the CBP's Customs-Trade Partnership Against Terrorism program and designation as a low-risk carrier under CBSA's Customs Self-Assessment program;

•	regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic;

•	inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection user fee for all traffic entering the U.S. from Canada; and

•	gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.

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

Cybersecurity and technology

The Company relies on information technology operated by it or under the control of third parties in all aspects of its business, and, as a result, is subject to regulations regarding cybersecurity and technology in both Canada and the U.S. The Company has invested, and continues to invest in, technology security initiatives, information technology risk management, business continuity and disaster recovery plans, and other security and mitigation programs to meet evolving network and cybersecurity expectations and regulations.

New regulatory obligations related to cybersecurity and technology risk may impose additional costs and obligations on the Company and may lead to government inquiries or requests for information. This includes, but is not limited to, Security Directives from the TSA requiring rail operators to take several actions in 2022, in 2023 and in 2024 to enhance rail cybersecurity, as further described below.

2023 Annual Information Form

On October 18, 2022, the TSA issued the second Security Directive titled Rail Cybersecurity Mitigation Actions that applies to Class I railroads effective October 24, 2022. This security directive applies to critical cyber systems, which if compromised could result in an operational disruption, and required railroads to submit a cybersecurity implementation plan by February 21, 2023 to the TSA for approval and develop a cybersecurity assessment program plan, which must be updated annually. On October 23, 2023, the TSA released revised versions of its two freight rail Security Directives, which became effective on October 24, 2023 and expire on October 24, 2024. The revised directives renewed for one year the directives that were set to expire in 2023, and included requirements for testing cyber incident response plans and submitting updated cybersecurity assessment plans.

On November 30, 2022, the TSA also issued an Advance Notice of Proposed Rulemaking for enhancing surface cyber risk management to seek input on ways to strengthen cybersecurity and resiliency in the rail sectors.

Additionally, pursuant to the Cyber Incident Reporting for Critical Infrastructure Act of 2022, the DHS Cybersecurity & Infrastructure Security Agency is developing mandatory cyber incident reporting requirements for U.S. critical infrastructure which includes the transportation sector and Class I railroads.

Transportation of hazardous materials

As a result of its common carrier obligations, the Company is legally required to transport dangerous goods and hazardous materials, including toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company's results of operations, or its competitive and financial position.

4.7	ENVIRONMENTAL MATTERS

Regulatory Compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. In as much as such liability is inherent to railroad and transportation operations, CN is in all material respects similarly situated relative to its competitors and thus the resulting environmental protection requirements and expenditures are not expected to have a material adverse effect on CN’s competitive position. Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed as incurred. Environmental expenditures that provide a future benefit are capitalized.

In Canada, the matter of environmental permits for the Company is complex because of an overlap between federal and provincial jurisdictions. When projects trigger an environmental assessment, CN proceeds in accordance with the Impact Assessment Act. Provincial and municipal environmental legislation may be applicable to CN if such legislation does not aim to regulate the management or operations of railways. Therefore, the Company does not apply systematically for provincial, municipal or local environmental permits for its railway operations in Canada. Because of the multiple jurisdictions, there can be no assurance that additional provincial, municipal or local environmental permits will not be required in the future. The Company may incur additional expenses or changes in its operations if such additional permits were to be required in the future.

2023 Annual Information Form

See Note 22 – Major commitments and contingencies, to CN’s 2023 Annual Consolidated Financial Statements (Financial Statements) for a further discussion of environmental matters, which note is incorporated by reference herein, and the section entitled “Environmental matters” in the Business risks discussion located on page 60 of the MD&A, which pages are incorporated by reference herein. The Financial Statements may be found online on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the “Investors” section. Information contained on, or accessible through, our website is not incorporated by reference into this AIF.

Environmental Policy

CN is committed to supporting the delivery of sustainable transportation services while seeking to mitigate our collective environmental impact and ensuring compliance with applicable regulatory requirements. Consequently, CN has implemented comprehensive environmental management programs. The Company's programs aim to minimize the impact of its activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into its overall business plan and through the specific monitoring and measurement of such priorities against historical performance and, in some cases, specific targets.

The Governance, Sustainability and Safety Committee of the Board of Directors has the responsibility of overseeing the Company's environmental programs. The Governance, Sustainability and Safety Committee is composed of CN directors and its mandate is further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. In 2023, the Company released its latest biennial sustainability report entitled "Delivering Responsibly". The sustainability report, as well as the Company’s CDP report and the Company’s Corporate Governance Manual are available on CN’s website www.cn.ca in the "Delivering Responsibly" section. Information contained on, or accessible through, our website is not incorporated by reference into this AIF.

4.8	LEGAL MATTERS

Legal Proceedings

As of the date hereof, there are no legal proceedings to which CN is or was a party to during the last financial year, or that any of its property is or was the subject of during the last financial year, in each case involving claims for damages (exclusive of interest and costs) in excess of 10% of the Company’s current assets. The Company is not aware of any such legal proceedings being contemplated and will regularly assess its position as events progress.

See Note 22 – Major commitments and contingencies to the Financial Statements, which note is incorporated by reference herein, for further discussion of material legal actions, if any.

Indigenous Claims

The Company believes that it possesses unrestricted and absolute title to its lands. However, in recent years, some Indigenous communities have claimed to have a continuing legal interest in certain lands. They allege this interest prohibits the Company from disposing of the lands when they are no longer needed for railway purposes, except by allowing them to revert to the Crown for the benefit of Indigenous peoples. This issue is one which will ultimately be decided by the courts; however, regardless of the outcome, there is no perceived material adverse effect on the Company, as the right of the Company to continue to occupy and operate over such lands is not being called into question.

2023 Annual Information Form

As the issues surrounding Indigenous claims are complex and involve not only private interests but fiduciary and other obligations of the Crown in the right of Canada, CN has agreed not to sell or otherwise dispose of land which is not essential to its rail operations and which is located in, or adjacent to, an Indigenous reserve, unless each of CN and the Government of Canada is satisfied that no legitimate Indigenous claim exists with respect to such land. In addition, CN has agreed to convey to the Government of Canada, for no consideration, any land not integral to its rail operations that may be necessary to settle legitimate Indigenous claims with respect to such land, or lands which were formerly reserve lands and have become non-rail assets. The Government of Canada, for its part, has agreed that it will provide the necessary compensation for settlement of legitimate Indigenous claims which would otherwise result in CN having to relinquish land essential to its rail network, unless such claims arise out of, or are substantially based upon, willful, known, negligent or fraudulent acts or omissions of CN which adversely affected the rights or interests of Indigenous peoples.

4.9	INTANGIBLE PROPERTIES

CN uses various works protected by intellectual property rights which the Company owns or for which it has been granted rights to use. These works include customers’ lists, copyrights, patents, trademarks, logos and trade names. This intellectual property is important to the Company’s operations and its success.

4.10	RISK FACTORS

A description of material risks affecting CN and its business appears under the heading “Business risks” located on pages 59 to 67 of the MD&A, and under the heading “Financial Instruments” for risks associated with the Company’s use of financial instruments located on pages 48 to 50 of the MD&A, which pages are incorporated by reference herein. See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

ITEM 5	DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis. Consistent with this practice, the quarterly dividend rate has increased as follows during the three most recently completed financial years (starting with the first quarter of 2021) and for the financial year ending December 31, 2024 (starting with the first quarter of 2024):

Effective date(1)	Amount of quarterly dividend (per common share)
Q1 2021	$0.6150
Q1 2022	$0.7325
Q1 2023	$0.7900
Q1 2024	$0.8450

1. “Q1” refers to the three-month periods ended March 31, 2021, 2022, 2023 and 2024 respectively.

There can be no assurance as to the amount or timing of such dividends in the future.

2023 Annual Information Form

ITEM 6	DESCRIPTION OF CAPITAL STRUCTURE

6.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE

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

CN’s Articles provide that where the total number of voting shares held, beneficially owned, or controlled, directly or indirectly, by any one person together with their associates exceed 25%, no person shall exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or their associates. Furthermore, all dividends attributable to the percentage of voting shares held by such persons in excess of 25% shall be forfeited, including any cumulative dividend. However, CN’s Articles provide that in the event the 25% limit is exceeded solely as a result of share buybacks conducted by CN, the only consequence to the relevant shareholder is that the shareholder is not entitled to exercise the voting rights attached to the common shares held by such shareholder that are in excess of the 25% limit.

CN’s Articles confer on the Board of Directors all powers necessary to give effect to the ownership restrictions, including the ability to pay dividends or to make other distributions which would otherwise be

2023 Annual Information Form

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

The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. Rating downgrades could limit the Company’s access to the credit markets, or increase its borrowing costs. Various classes of CN’s outstanding securities have been rated by several rating organizations, as described in detail below, as of the date hereof.

	DBRS Morningstar	Moody’s Investors Service	S&P Global Ratings Canada
Long-Term Debt	A	A2	A-
Commercial Paper	R-1 (low)	P-1	A-2

The above-noted ratings are given the following credit characteristics by the various rating agencies:

DBRS Morningstar (DBRS)

•	Long-term debt rated A is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable. This rating falls within the third highest of DBRS’s ten long-term debt rating categories which range from “AAA” to “D”.

•	Commercial paper rated R-1 (low) is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable. This rating falls within the third highest of DBRS’s ten short-term debt rating categories which range from “R-1 (high)” to “D”.

Moody’s Investors Service (Moody’s)

•	Long-term debt obligations rated A are judged to be upper-medium grade and are subject to low credit risk. This rating falls within the third highest of Moodys’ nine generic long-term obligation rating categories which range from “Aaa” to “C”. The modifier “2” indicates a ranking in the mid-range of that generic rating category.

•	Commercial paper rated P-1 indicates that CN has a superior ability to repay short-term debt obligations. This rating falls within the highest of Moodys’ four generic short-term debt-rating categories, which range from “P-1” to “NP”.

2023 Annual Information Form

S&P Global Ratings Canada (S&P)

•	Long-term debt obligations rated A are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligations is still strong. This rating falls within the third highest of S&P’s ten major long-term credit rating categories which range from “AAA” to “D”. The modifier “-” indicates a ranking in the low-range of that generic rating category.

•	A short-term obligation rated A-2 is rated in the second highest category by S&P, which ranges from "A-1" to "D". The obligor’s capacity to meet its financial commitment on the obligation is satisfactory, but somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

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

CN has not made any payments to any of the above-noted credit rating agencies for any other service during the last two years.

ITEM 7	TRANSFER AGENT AND REGISTRAR

In Canada, the transfer agent and registrar for CN’s common shares is Computershare Trust Company of Canada and, in the U.S., the co-transfer agent and co-registrar is Computershare Trust Company, N.A., both of which maintain registers of transfers for CN’s common shares at the locations specified below:

Transfer agent and registrar

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

2023 Annual Information Form

notes, issued pursuant to its senior indenture dated as of June 1, 1998 between the Company and The Bank of New York Mellon (as amended and supplemented), is kept at the principal office of The Bank of New York Mellon in New York, United States.

ITEM 8	MARKET FOR SECURITIES

8.1	TRADING PRICE AND VOLUME

CN’s common shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the common shares on the TSX for each month of 2023:

Month	High ($)	Low ($)	Volume
January	167.89	155.60	23,280,000
February	161.66	155.01	22,751,700
March	163.42	153.80	34,846,900
April	168.80	157.33	20,811,100
May	164.21	152.67	25,625,600
June	161.02	150.96	31,340,600
July	161.34	151.18	22,113,200
August	160.18	151.55	23,064,900
September	157.80	144.98	32,532,500
October	149.74	143.13	21,070,300
November	158.59	146.78	21,944,900
December	167.35	156.60	25,154,500

8.2	PRIOR SALES

On May 10, 2023, under its current shelf prospectus and registration statement, the Company issued $550 million 4.15% Notes due 2030, $400 million 4.40% Notes due 2033 and $800 million 4.70% Notes due 2053 in the Canadian capital markets, detailed in the following table:

Security	Notes due 2030	Notes due 2033	Notes due 2053
Size of Offering:	$550,000,000	$400,000,000	$800,000,000
Maturity Date:	May 10, 2030	May 10, 2033	May 10, 2053
Coupon Rate:	4.15%	4.40%	4.70%
Net Proceeds of Issue (before expenses):	$545,913,500	$397,696,000	$789,384,000
Public Offering Price:	99.627%	99.824%	99.173%
Application of Proceeds:	General corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities	General corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities	General corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities

2023 Annual Information Form

On November 1, 2023, under its current shelf prospectus and registration statement, the Company issued US$300 million ($416.25 million) 5.85% Notes due 2033 and US$300 million ($416.25 million) 6.125% Notes due 2053 in the U.S capital markets, detailed in the following table:

Security	Notes due 2033	Notes due 2053
Size of Offering:	US$300,000,000	US$300,000,000
Maturity Date:	November 1, 2033	November 1, 2053
Coupon Rate:	5.85%	6.125%
Net Proceeds of Issue (before expenses):	US$297,354,000	US$ 296,517,000
Public Offering Price:	99.768%	99.714%
Application of Proceeds:	General corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities	General corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2023, the Company had total commercial paper borrowings of US$1,360 million ($1,801 million). The weighted-average interest rate on these borrowings was 5.63%.

ITEM 9	DIRECTORS AND EXECUTIVE OFFICERS

9.1	DIRECTORS

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the following Annual General Meeting, subject to resignation, retirement, or re-election. The following table lists the directors of the Company as of the date hereof:

Name Province or State of Residence and Date of First Election/Appointment to Board	Current Principal Occupation	Principal Occupations held in the Preceding Five Years
Shauneen Bruder Ontario, Canada April 25, 2017	Corporate Director Chair of the Board, CN	Executive Vice-President, Operations, Royal Bank of Canada
David Freeman Tennessee, U.S. May 20, 2022	Corporate Director	Executive Vice-President of Operations, BNSF Railway
Denise Gray Michigan U.S. April 27, 2021	Corporate Director	Director, External Affairs & Government Relations, North America, LG Energy Solution Michigan Inc. President, LG Chem Michigan Inc. Tech Center

2023 Annual Information Form

Justin M. Howell Washington, U.S. April 27, 2021	Senior Investment Manager, Cascade Asset Management Co.
Susan C. Jones Alberta, Canada May 20, 2022	Corporate Director	Executive Vice President and Chief Executive Officer, Potash Business Unit, Nutrien Ltd.
Robert Knight Florida, U.S. May 20, 2022	Corporate Director	Chief Financial Officer, Union Pacific Corporation
Michel Letellier Quebec, Canada October 1, 2022	President and Chief Executive Officer, Innergex Renewable Energy Inc. (one of the largest Canadian independent renewable power producers)
Margaret A. McKenzie Alberta, Canada October 6, 2020	Corporate Director
Al Monaco Alberta, Canada April 25, 2023	Corporate Director	President and Chief Executive Officer, Enbridge Inc.
Jo-ann dePass Olsovsky Texas, U.S. October 27, 2021	Corporate Director	Executive Vice-President and Chief Information Officer, Salesforce.com, Inc.
Tracy Robinson Alberta, Canada Quebec, Canada February 28, 2022	President and Chief Executive Officer, CN	Executive Vice-President, TC Energy Corporation President, Canadian Natural Gas Pipelines, TC Energy Corporation President, Coastal GasLink, TC Energy Corporation

Committee Membership

As of the date hereof, the membership of each Board committee is composed of the following directors:

Audit, Finance and Risk (AFR) Committee

Margaret A. McKenzie (chair), Shauneen Bruder, Denise Gray, Robert Knight, Michel Letellier and Jo-ann dePass Olsovsky.

Governance, Sustainability and Safety (GSS) Committee

Denise Gray (chair), Shauneen Bruder, David Freeman, Justin M. Howell, Michel Letellier, Margaret A. McKenzie and Al Monaco.

Human Resources and Compensation (HRC) Committee

Jo-ann dePass Olsovsky (chair), Shauneen Bruder, Justin M. Howell, Susan C. Jones, Robert Knight and Al Monaco.

2023 Annual Information Form

Pension and Investment Committee

Justin M. Howell (chair), Shauneen Bruder, David Freeman, Susan C. Jones and Margaret A. McKenzie.

9.2	AUDIT COMMITTEE DISCLOSURE

The Audit, Finance and Risk Committee Charter is reproduced in its entirety at Schedule A of this AIF.

Composition of the Audit, Finance and Risk Committee

As of the date hereof, the Audit, Finance and Risk Committee is composed of six independent directors, namely, Margaret A. McKenzie (chair), Shauneen Bruder, Denise Gray, Robert Knight, Michel Letellier and Jo-ann dePass Olsovsky.

Education and Relevant Experience of the Audit, Finance and Risk Committee Members

The Board of Directors of the Company believes that the composition of the Audit, Finance and Risk Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the Board of Directors to be financially literate, as such term is defined under Canadian and U.S. securities laws and regulations and the NYSE Corporate Governance Standards. The Board of Directors has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit, Finance and Risk Committee that is relevant to the performance of their responsibilities as a member of the committee:

Ms. McKenzie, Chair of the Audit, Finance and Risk Committee since May 20, 2022, is a Corporate Director with more than 30 years of experience in the energy sector where she developed expertise in financial reporting, treasury, corporate finance and risk management. She currently sits on the board of directors of PrairieSky Royalty Ltd., where she is the chair of the Audit Committee and Spur Petroleum Ltd., a private energy company in Western Canada. Ms. McKenzie is the founder and former Chief Financial Officer of Range Royalty Management Ltd, a position she assumed from 2006 to 2014. Ms. McKenzie holds a Bachelor of Commerce Degree (Accounting) from the University of Saskatchewan and has obtained her designation as ICD.D with the Institute of Corporate Directors. She has also been a Chartered Professional Accountant (CPA, CA) since 1983 and received the designation of Fellow CPA in 2022.

Ms. Bruder is the retired Executive Vice-President, Operations at the Royal Bank of Canada (RBC) where she was responsible for overseeing operations related to all personal and business clients in Canada. She previously served for RBC as Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Banks, Inc. in North Carolina. Ms. Bruder is a former director and member of the Audit, Finance and Risk Committee of Andrew Peller Limited. Ms. Bruder is also a member of the Institute of Corporate Directors and served as Chair of the Board of Governors for the University of Guelph. Previously, she was appointed as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. Ms. Bruder holds a B.A. from the University of Guelph and an MBA from Queen’s University.

Ms. Gray is a corporate director and industry advisor with extensive experience in business leadership. She was most recently Director, External Affairs & Government Relations, North America of LG Energy Solution Michigan, Inc. (LG Energy Solution Michigan), a subsidiary of LG Energy Solution Inc., until May 2023, and she continues to advise LG Energy Solution Michigan as a government relations consultant. From 2018 to March 2022, she oversaw the North American subsidiary of LG Energy Solution, one of the world’s largest lithium-ion battery manufacturers, as President of LG Chem Michigan Inc. Tech Center. Previously, she held various roles at General Motors during a period of over 30 years, including as head of Global Battery Systems Engineering. Ms. Gray also has experience as a director of public companies. She

2023 Annual Information Form

has been a member of the board of directors and of the Audit Committee and Compensation Committee of Cheniere Energy Inc., an international energy company, since May 2023, and is as a former member of the audit committee of Tenneco Inc., a U.S. public company and a manufacturer of automotive products for global markets. She holds a bachelor’s degree in Electrical Engineering from Kettering University and a master’s degree in Engineering Management Technology from Rensselaer Polytechnic Institute.

Mr. Knight is a corporate director and the former Chief Financial Officer of Union Pacific Corporation, a position he held for 15 years before retiring in December 2019. For seven consecutive years, Mr. Knight was named to Institutional Investor magazine’s All-America Executive Team as the top CFO in all of transportation. During Mr. Knight’s 40-year tenure at Union Pacific Corporation, he also held a variety of senior executive positions, including General Manager of the company’s energy and automotive business units. As a proven leader with extensive experience in finance, strategy and corporate governance, Mr. Knight serves as a director and member of the Compensation Committee and of the Governance Committee at Schneider National, Inc., director and Chair of the Audit Committee at Hyliion Holdings Corp. and was a director at Carrix Corporation, a private transportation services company. Mr. Knight holds a Master of Business Administration degree from Southern Illinois University and a Bachelor of Arts from Kansas State University.

Mr. Letellier is the President and Chief Executive Officer of Montreal-headquartered Innergex Renewable Energy Inc. (Innergex), one of the largest Canadian independent renewable power producers with operations in Canada, the United States, France and Chile. Mr. Letellier has extensive North American business experience and has been a driving force in the renewable energy industry with Innergex since 1997, including as Vice President and Chief Financial Officer from 2003 until 2007, and as President and Chief Executive Officer since 2007. He also served as Vice President and Chief Financial Officer of Innergex GP Inc. from 1997 to 2003, where he was responsible for the financial management of the affairs of Innergex GP Inc., Innergex, Limited Partnership and Innergex Power Income Fund. Previously, Mr. Letellier was responsible for the development and operation of hydroelectric projects for Boralex Inc. Mr. Letellier is an experienced director having served on public and private boards since 2012, including as a current member of the Innergex board of directors, and as a former member of the board and Audit Committee of KP Tissue. Inc. He holds a Bachelor of Commerce (Finance) degree Université du Québec à Montreal and a Master of Business Administration degree from Université de Sherbrooke.

Ms. dePass Olsovsky was most recently the Executive Vice-President and Chief Information Officer at Salesforce.com, Inc. (Salesforce), a cloud-based software company, from February 2018 to August 1, 2022, when she retired. At Salesforce, she oversaw a global information technology organization responsible for all internal back-office systems, global network infrastructure and connectivity, cybersecurity and M&A systems integrations. Prior to Salesforce, Ms. dePass Olsovsky was on the executive team at BNSF Railway for approximately 12 years, including as their Senior Vice-President and Chief Information Officer. Ms. dePass Olsovsky is a member of the board of directors and the Finance and Audit Committee for Reltio Corp, a high-tech cloud native data management industry leader in master data. From 2007 to 2018, she was a member of the Finance & Audit and HR committees for Railinc Corp as well as served close to four years as Chairman of the board. She previously acted as a member of TCU Neeley School of Business Information Technology Advisory Board and the Fort Worth Hispanic Chamber of Commerce. Ms. dePass Olsovsky holds a bachelor’s degree in Business Management and a Master in Business Administration degree from Nova Southeastern University, as well as a master’s degree in Project Management from George Washington University.

2023 Annual Information Form

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2023 and 2022, the fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

Fees (1)	2023	2022
Audit	$3,348,000	$2,969,000
Audit-related	$1,363,000	$1,203,000
Tax	$982,000	$905,000
All Other	$—	$—
Total Fees	$5,693,000	$5,077,000

1.	Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit, Finance and Risk Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit, Finance and Risk Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2023 and 2022.

The nature of the services under each category is described below.

Audit fees

Audit fees are for services rendered in relation to the audits of the Company’s consolidated annual financial statements and internal control over financial reporting, review of quarterly reports and audits of the financial statements of certain of the Company’s subsidiaries.

Audit-related fees

Audit-related fees are for services related to the audits of the Company’s various pension plan financial statements, attestation and assurance services in connection with sustainability-related reports and other reports required by statute or regulation and services rendered in connection with the issuance of debt.

Tax fees

Tax fees are for services related to tax compliance including assistance with the preparation and review of tax returns for expatriate employees, corporate tax returns and other tax compliance services related to transfer pricing and indirect tax.

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

2023 Annual Information Form

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

9.3	EXECUTIVE OFFICERS

The following table lists the executive officers of the Company as of the date hereof:

Name and Province or State of Residence	Office held at CN	Principal Occupations held in the Preceding Five Years
Tracy Robinson Alberta, Canada Quebec, Canada	President and Chief Executive Officer	Executive Vice-President, TC Energy Corporation President, Canadian Natural Gas Pipelines, TC Energy Corporation President, Coastal GasLink, TC Energy Corporation
Ghislain Houle Quebec, Canada	Executive Vice-President and Chief Financial Officer
Rémi G. Lalonde Quebec, Canada	Executive Vice-President and Special Advisor to the CEO	President & CEO, Resolute Forest Products Inc. Senior Vice President & Chief Financial Officer, Resolute Forest Products Inc.
Doug MacDonald Quebec, Canada	Executive Vice-President and Chief Marketing Officer

Interim Chief Marketing Officer, CN

Senior Vice-President, Special Projects, Office of the President and CEO, CN

Senior Vice-President, Information & Technology, CN

Vice-President, Eastern Region, CN

Senior Vice-President, Rail Centric Supply Chain Growth, CN

Dominique Malenfant Quebec, Canada	Executive Vice-President and Chief Information and Technology Officer	Senior Vice-President, Engineering and Chief Technology Officer, Wabtec Corporation Vice President, Global Technologies and Chief Technology Officer, GE Transportation

2023 Annual Information Form

Derek Taylor Illinois, U.S.	Executive Vice-President and Chief Field Operating Officer	Senior Vice-President, Transportation, CN Vice-President, Operational Excellence, CN Vice-President, Eastern Region, CN Vice-President Southern Region, CN
Patrick Whitehead Alberta, Canada	Executive Vice-President and Chief Network Operating Officer

Senior Vice-President, Network Operations, CN

Vice-President, Operations, CN

General Manager (Chicago), CN

Vice-President, Transportation, Norfolk Southern Railway

Assistant Vice-President, Mechanical, Norfolk Southern Railway

General Manager, Northern Region, Norfolk Southern Railway

Olivier Chouc Quebec, Canada	Senior Vice-President and Chief Legal Officer	Vice-President, Law, CN
Janet Drysdale Quebec, Canada	Senior Vice-President and Chief Stakeholder Relations Officer	Vice President Financial Planning & Sustainability, CN Vice President Sustainability, CN Vice President Financial Planning, CN
Josée Girard Quebec, Canada	Senior Vice-President and Chief Human Resources Officer	Chief People and Purpose Officer, Ivanhoé Cambridge Executive Vice-President, Organizational Alignment and Human Resources, Ivanhoé Cambridge Vice-President, Human Resources, Rio Tinto Aluminium
Patrick Lortie Quebec, Canada	Senior Vice-President and Chief Strategy Officer	Transportation & Services Practice Leader (Americas), Oliver Wyman Canada Market Leader, Oliver Wyman
Keith Reardon Illinois, U.S.	Senior Vice-President, Interline and Network Development	Senior-Vice President, Consumer Product Supply Chain, CN Vice-President, Intermodal and Automotive, CN

The executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors.

As at December 31, 2023, the directors and the executive officers of the Company, as a group, beneficially owned, or exercised control or direction, directly or indirectly, over an aggregate of approximately 253 thousand common shares of the Company, representing approximately 0.04% of the outstanding common shares.

2023 Annual Information Form

9.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, none of its directors or executive officers is or has been, in the last 10 years, a director, chief executive officer or chief financial officer of any company (including CN) that: (a) was subject to a cease trade or similar order or an order that denied such company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days, (each an “Order”) that was issued while such person was acting in the capacity of director, chief executive officer or chief financial officer of such company; or (b) was subject to an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

Except as disclosed in this section, to the knowledge of the Company and based upon information provided to it by its directors and executive officers, no director or executive officer, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (a “Significant Shareholder”), (i) is or has been, in the last 10 years, a director or executive officer of a company (including CN) that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, in the last 10 years, themselves become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

On March 31, 2016, Ms. McKenzie, a current member of the Board of Directors, resigned as a director of Endurance Energy Ltd. (Endurance), a privately held natural gas exploration company. Endurance filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016, and was placed into bankruptcy in November 2017.

To the knowledge of the Company and based upon information provided to it by its directors and executive officers, no director or executive officer, or Significant Shareholder, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

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

2023 Annual Information Form

ITEM 11	INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2023 Annual Consolidated Financial Statements and the related notes in conformity with U.S. GAAP. KPMG LLP have confirmed with respect to CN that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ITEM 12	ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and MD&A for its most recently completed financial year. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular prepared in respect of its most recent annual meeting of shareholders held on April 25, 2023 (Circular). The Circular is available on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca. Information contained on, or accessible through, our website is not incorporated by reference into this AIF.

2023 Annual Information Form

SCHEDULE A - CHARTER OF THE AUDIT, FINANCE AND RISK COMMITTEE

1.	PURPOSE

The purpose of the AFR Committee is to assist the Board in fulfilling its oversight responsibilities in relation to:

•	the integrity and quality of CN’s financial statements, financial reporting, systems of internal control and internal audit function;

•	the qualifications, independence and performance of CN’s auditor;

•	CN’s annual operating and capital expenditure plans;

•	CN’s capital allocation strategies and programs;

•	CN’s financing plans and programs relating to treasury operations, credit facilities and credit ratings, and financial risks and contingent exposures;

•	CN’s risk assessment and enterprise risk management process, policies and practices; and

•	any additional matters delegated to the AFR Committee by the Board.

2.	MEMBERSHIP

•	Number. The Board shall appoint a minimum of five directors to be members of the AFR Committee, one of whom shall be the Chair of the HRC Committee.

•	Independent Directors. Only independent directors, as determined by the Board and under Canadian and U.S. corporate governance standards, may be appointed. A member of the AFR Committee may not, other than in his or her capacity as a director or member of a Board committee and subject to the exceptions provided in Canadian and U.S. laws and regulations, accept directly or indirectly any fee from CN or any subsidiary of CN nor be an affiliated person of CN or any subsidiary of CN.

•	Qualifications. Each member must be “financially literate” and at least one member must be an “audit committee financial expert”, as determined by the Board.

•	Simultaneous Service. Because of the AFR Committee’s demanding role and responsibilities, the Board Chair, together with the GSS Committee chair, shall review any invitation to the AFR Committee members to join the audit committee of another entity. Where a member of the AFR Committee simultaneously serves on the audit committee of more than three public companies, including CN, the Board shall determine whether such simultaneous service impairs the ability of such member to effectively serve on the AFR Committee and either requires a correction to the situation or discloses in CN’s Information Circular that there is no such impairment.

3.	MEETINGS

•	Meetings. The AFR Committee shall meet at least five times annually, or more frequently as circumstances dictate. Such meetings may be held by telephone or by any other means which enables all participants to communicate with each other simultaneously and as necessary.

•	Quorum. A quorum for the transaction of business at an AFR Committee meeting shall be a majority of the AFR Committee members.

•	Timing. The AFR Committee shall typically meet one day prior to CN’s Board meetings, or as otherwise required.

•	Meeting Without Management. Each AFR Committee meeting will include a portion without the presence of management.

•	Access to Outside Advisers. As appropriate, the AFR Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board Chair. The AFR Committee has the authority to independently make arrangements for the appropriate funding for payment of any advisors retained by it. The Board will make arrangements for the appropriate funding for all administrative expenses necessary or appropriate to allow the AFR Committee to carry out its duties.

•	Reporting. The AFR Committee shall report to the Board periodically on the AFR Committee’s activities.

2023 Annual Information Form

4.	RESPONSIBILITIES

The AFR Committee will be responsible for overseeing the performance of the following functions:

A.	AUDIT FUNCTIONS

•	Overseeing Financial Reporting. The AFR Committee shall monitor and review the quality and integrity of CN’s accounting and financial reporting process, which includes:

◦	monitoring the quality and integrity of CN’s accounting and financial reporting process through discussions with management, the external auditors and the internal auditors;

◦	reviewing with management and the external auditors and recommending for approval to the Board both the annual audited financial statements to be included in the annual report of CN and the quarterly consolidated financial statements of CN and accompanying information, including in each case CN’s MD&A disclosure and earnings press releases prior to their release, filing and distribution;

◦	reviewing with management and the external auditors and recommending for approval to the Board the annual audited financial statements of CN’s Pension Trust Funds;

◦	reviewing the level and type of financial information provided, from time to time, to financial markets;

◦	reviewing and recommending for approval to the Board the financial information contained in the annual information form, prospectuses or other offering documents and other reports or documents, financial or otherwise, requiring Board approval;

◦	reviewing with the external auditors and management, the quality, appropriateness and disclosure of CN’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto, as well as any significant financial reporting issues and judgments made in connection with the preparation of financial statements, including without limitation (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between CN and the external auditors (including a disagreement, if any, with management and any audit problems or difficulties and management’s response);

◦	reviewing the external auditors’ reports on the annual consolidated financial statements and internal controls over financial reporting of CN and on the annual financial statements of CN’s Pension Trust Funds;

◦	reviewing the external auditors’ quarterly review engagement reports on the quarterly consolidated financial statements of CN;

◦	reviewing the compliance of management certification of financial reports with applicable legislation; and

◦	reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

•	Monitoring Internal Controls over Financial Reporting (“Internal Controls”). The AFR Committee shall monitor the integrity and quality of CN’s Internal Controls. This includes:

◦	receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and Internal Controls;

◦	reviewing CN’s compliance with applicable legal and regulatory requirements relating to Internal Controls;

◦	while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints received by CN regarding any matter that could pose a risk to CN’s business, including concerns regarding accounting or auditing matters; and

◦	requesting the performance of an audit of any specific risk or of Internal Controls, as required.

•	Monitoring Internal Auditors. The AFR Committee will monitor the performance of the internal auditors. This includes:

2023 Annual Information Form

◦	ensuring that the chief internal auditor reports directly to the AFR Committee and recommending the appointment and termination of the chief internal auditor;

◦	regularly monitoring the internal audit function’s performance, responsibilities, staffing and resources;

◦	approving at least annually the internal audit plan and monitoring the progress thereof on a regular basis; and

◦	ensuring that the internal auditors are accountable to the AFR Committee and to the Board.

•	Monitoring External Auditors. The external auditor is accountable to and reports directly to the AFR Committee. Accordingly, the AFR Committee will evaluate and be directly responsible for CN’s relationship with the external auditor. Specifically, this includes:

◦	recommending to the Board and CN’s shareholders the appointment and, if appropriate, the removal of external auditors for CN and CN’s Pension Trust Funds, evaluating and remunerating them, and monitoring their qualifications, performance and independence;

◦	approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors to CN or any of its subsidiaries, in accordance with applicable laws and regulations;

◦	approving all fees paid to the external auditors;

◦	reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

◦	reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

◦	reviewing hiring policies for employees or former employees of CN’s external auditors; and

◦	ensuring the rotation of lead, concurring and other audit partners, to the extent required by Canadian corporate governance standards and US corporate governance standards.

•	Communications with Auditors and Management. The AFR Committee has direct communication channels with the internal and external auditors to discuss and review specific issues, as appropriate. In addition, each must meet separately with the AFR Committee, without management, quarterly, and more frequently as required; the AFR Committee must also meet separately with management quarterly, and more frequently as required.

•	Communications with Investors. The AFR Committee shall oversee the Company’s policies and procedures related to disclosure of financial and other material information to investors and the processes in place to ensure the information is accurate, complete and consistent with other public disclosures made by the Company; the Committee will ensure procedures in place for the review of CN’s disclosure of financial information extracted or derived from CN’s financial statements and periodically assessing the adequacy of those procedures.

B.	FINANCE MATTERS

•	Operating and Capital Plans. Following the Board’s annual approval of CN’s strategic plan, the AFR Committee shall review and make recommendations to the Board regarding CN’s annual operating plans, capital expenditures programs and capital allocation plans, including CN’s capital structure and cash flows and the alignment of these plans to the Company’s long-term strategy. The AFR Committee shall also monitor performance against these plans.

•	Financial Policy and Financings. The AFR Committee shall review and make recommendations to the Board relating to CN’s financial policies and financing plans, including:

◦	treasury operations such as the opportunity and parameters of debt and equity financings and the prepayment, redemption, repurchase or defeasance of any indebtedness;

2023 Annual Information Form

◦	the use of financial derivatives and hedging activities;

◦	loans, guarantees of the credit of others, or other extensions of credit by CN;

◦	significant capital and other expenditures, sales and leases of assets and any other transactions that could alter, impact or otherwise materially affect CN’s financial or corporate structure, including off-balance sheet items, as well as projected and actual returns from investments; and

◦	significant additional voluntary pension contributions above current service cost and above any required special payments that would materially impact CN’s capital allocation plan,

in each case that exceed any delegation of authority to management.

•	Dividends and Share Repurchases. The AFR Committee shall review and make recommendations to the Board regarding CN’s shareholder distributions, including with respect to dividends and share repurchases.

•	Credit Ratings. The AFR Committee shall regularly review CN’s credit ratings and monitor CN’s activities relating to credit rating agencies.

•	Credit Facilities. The AFR Committee shall review the Corporation’s credit facilities, including amendments thereto, and review compliance by the Corporation with its financial covenants.

•	Significant Investments. The AFR Committee shall receive regular reports from management on the status and risks related to CN’s significant or strategic investments, such that the AFR Committee may monitor the execution of such investments against objectives and oversee any related risks.

C.	RISK MANAGEMENT

•	Risk Monitoring and Assessment. The AFR Committee shall oversee and monitor management’s assessment of CN’s major risk exposures, defined as exposures that have the potential to materially impact CN’s ability to meet or support its business objectives, and report to the Board on any significant risks. This includes reviewing:

◦	principal risks and their potential impact on CN’s ability to achieve its business and financial objectives, including, in coordination with the GSS Committee, any risks associated with ESG matters including climate change related risks, and the adequacy and effectiveness of applicable internal controls related to such risks;

◦	CN’s processes and policies for identifying, assessing and managing risks, including CN’s insurance coverage, to satisfy itself as to the effective risk management of all risks to CN’s business;

◦	management’s oversight of matters relating to information technology affecting CN and CN’s information technology systems;

◦	CN’s business continuity plans and disaster recovery plans; and

◦	any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of CN.

•	Enterprise Risk Management. The AFR Committee shall be responsible for the oversight of CN’s enterprise risk management program and the work carried out by management in this regard. This shall include the review of a quarterly enterprise risk management report prepared by management. The AFR Committee shall review and discuss with management all key enterprise risk exposures (with the exception of risks for which another committee has been delegated responsibility for by the AFR Committee or the Board) and the steps management has taken to monitor/control and mitigate those exposures. The AFR Committee shall periodically report to the Board on any significant risks or other matters identified in the enterprise risk management reports it receives and on any major issues arising with respect to the management of those risks.

•	Delegation to Other Board Committees. The AFR Committee shall have the authority to delegate to other committees of the Board the responsibility for oversight of specific risks that fall within such committee’s mandate and receive periodic reports from any such committee on the management of those risks.

•	Fraud Control. The AFR Committee shall oversee the CN’s anti-fraud programs and controls, including its policies and procedures over fraud risk assessments and fraud risk management.

2023 Annual Information Form

•	Delegation of Authority. The AFR Committee shall review and recommend for approval CN’s Standing Resolutions on Delegation of Authority, including the delegation of authority to approve financing transactions and other matters.

D.	EVALUATION OF THE AFR COMMITTEE

•	Review. The AFR Committee will review and assess its mandate annually or otherwise, as it deems appropriate and shall report to the Board regularly on its deliberations and annually on the adequacy of its mandate.

•	Assessment. At least annually, the AFR Committee will review its effectiveness in fulfilling its responsibilities and duties as set out in its mandate.

E.	GENERAL

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

CANADIAN NATIONAL RAILWAY COMPANY
/s/ Olivier Chouc
Name:	Olivier Chouc
Title:	Senior Vice-President and Chief Legal Officer
Date:	January 31, 2024

EXHIBIT INDEX

Exhibit No.	Description

97	Canadian National Railway Company Financial Statement Compensation Recoupment Policy

99.1	Management's Discussion and Analysis for the year ended December 31, 2023*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2023*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Incorporated by reference from the Registrant’s Form 6-K dated January 31, 2024.