Form 40-F
period 2024-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2025-02-04
CIK 16868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY

(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

2.75% notes due March 1, 2026

6.90% notes due July 15, 2028

7.38% debentures due October 15, 2031

3.85% notes due August 5, 2032

5.85% notes due November 1, 2033

6.25% notes due August 1, 2034

4.375% notes due September 18, 2034

6.20% notes due June 1, 2036

6.712% Puttable Reset Securities (PURS)SM due July 15, 2036

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

At December 31, 2024, 628,834,857 common shares were issued and outstanding.

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2024, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

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

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading “Auditors’ Fees” in Item 9.2 of the Registrant’s 2024 annual information form included in this Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off balance sheet arrangements” set forth in the 2024 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading “Liquidity and capital resources” set forth in the 2024 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit, Finance and Risk Committee are set forth under the heading “Composition of the AFR Committee” in Item 9.2 of the Registrant’s 2024 annual information form included in this Form 40-F.

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

CANADIAN NATIONAL

RAILWAY COMPANY

2024

ANNUAL INFORMATION FORM

February 4, 2025

2024 Annual Information Form

ITEM 1	GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

Except as otherwise indicated in this Annual Information Form (AIF), the information contained herein is given as of December 31, 2024. As used herein, references to the "Company" or "CN", or "we" or "us", refer to Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries.

All references in this AIF to "dollars" or "$" are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (GAAP), unless otherwise indicated.

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

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States (U.S.). Reference should be made to the discussion of business risks in CN’s 2024 Management’s Discussion and Analysis (MD&A) for detailed information on major risk factors. The MD&A may be found online on SEDAR+ at www.sedarplus.ca, on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov through EDGAR, and on CN’s website at www.cn.ca in the "Investors" section.

CN has sustainability-related commitments and climate goals, and continues to assess the impact on its operations of related initiatives, plans and proposals that CN and other stakeholders (including government, regulatory and other bodies) are pursuing in relation to climate change and carbon emissions. The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the section entitled “Reputation” in the Business risks discussion located on pages 66 to 67 of the MD&A. The achievement of these goals is also subject to circumstances outside of the Company’s control, including the availability and cost competitiveness of renewable fuels and the development and availability of new technologies, such as alternative propulsion locomotive technologies, and the cooperation of third parties such as suppliers, customers, supply chain partners and

2024 Annual Information Form

regulators. While the Company currently believes its goals are reasonably achievable, there can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements. If the Company is unable to achieve its climate goals or satisfy the expectations of its stakeholders, its brand and reputation could be materially and adversely affected.

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

Other than in instances where CN specifically provides otherwise, information contained on, or accessible through, our website is not incorporated by reference in this AIF.

2024 Annual Information Form

ITEM 2	INCORPORATION

2.1	INCORPORATION OF THE ISSUER

CN was incorporated in 1919 by special act of the Parliament of Canada with the appointment of its first Board of Directors (Board of Directors) by Order in Council in 1922. CN’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995. On November 9, 1995, CN filed Articles of Amendment in order to subdivide its outstanding common shares (common shares). As of November 28, 1995, CN ceased to be a Crown corporation and became a publicly held corporation with its common shares listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). On April 19, 2002, CN filed Articles of Amendment in order to provide that shareholder meetings may be held at certain specified places in the U.S. Pursuant to amendments to the CN Commercialization Act, on May 24, 2018, CN filed Articles of Amendment in order to increase the maximum percentage of voting shares of CN that can be owned or controlled, directly or indirectly, by any one person together with their associates to 25%, up from the 15% limit imposed since CN became a public company in 1995. Such constating documents are hereinafter collectively referred to as the Articles.

CN’s Articles provide that the head office of the Company shall be situated in the Montreal Urban Community, Province of Quebec, Canada. The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is 1-888-888-5909.

2.2	SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2024, all of which are wholly-owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

Corporate Entity	Jurisdiction of Incorporation
North American Railways, Inc.	Delaware
Grand Trunk Corporation	Delaware
Illinois Central Corporation	Delaware
Illinois Central Railroad Company	Illinois
Wisconsin Central Ltd.	Delaware

The financial statements of each of the above principal subsidiaries are consolidated within CN’s financial statements.

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	STRATEGY OVERVIEW

For a discussion of the Company’s business strategy throughout 2024 and anticipated developments for 2025 and beyond, please see the section entitled "Strategy overview" on pages 9 to 12 of the MD&A, which pages are incorporated by reference herein. The MD&A may be found online on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the "Investors" section.

2024 Annual Information Form

Strategic Initiatives

CN’s purpose is to power the economy by enabling global supply chains and moving goods sustainably and efficiently, working together with our customers, our people, and the communities in which we operate. CN is committed to delivering a safe, consistent and reliable scheduled service that creates value for customers, shareholders and stakeholders. CN’s "make the plan, run the plan, sell the plan" operating approach has driven strong operational, safety, and customer service outcomes.

CN aims to drive consistent shareholder returns and earnings growth over the long-term by striving for sustainable financial performance, including profitable top-line growth, strong free cash flow generation and return on invested capital well above the Company’s cost of capital. CN also returns value to shareholders through dividend payments and share repurchases.

Build service excellence, grow our business and invest in our people

CN will continue to focus on sustaining and building service excellence, growing the business and developing our people. Providing reliable and efficient customer service is the foundation for growth. CN aims to leverage its strong customer service and operating efficiency of rail to grow the business profitably. CN continues to invest in the safety and fluidity of the network, and in increasing capacity to cost effectively grow volumes. CN is also investing to drive incremental fuel and carbon efficiency and to improve network resiliency. Critical to CN’s long-term success are also the people investments being made to ensure an optimal workforce with the right skills and leadership capabilities is available to meet the challenges of tomorrow.

Disciplined capital allocation and execution

CN's success depends on a steady stream of capital investments that are aligned with and support its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock to information and operating technologies, as well as other equipment and assets that are intended to improve the safety, efficiency, capacity and reliability of CN's service offering. Investments in track infrastructure are designed to enhance the safety and integrity of the physical plant, increase the capacity and fluidity of the network, promote service excellence, and support growth. New locomotives equipped with distributed power capability increase capacity, fuel and carbon productivity and efficiency, and improve service reliability, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN's network. CN is also investing in various technologies to improve operational productivity, enable automation in various areas and improve the customer experience. CN's long-term economic viability depends on the presence of a supportive regulatory and government policy environment that encourages investment and innovation.

The multi-year implementation of CN’s strategic plan requires a disciplined, analysis-driven approach to capital investment and a focus on deploying capital as efficiently as possible. Talent, technology and capital need to be fully aligned. The Company’s capital investment roadmap includes several core elements:

•	Investing in the maintenance of a safe and reliable network.
•	Investing in asset infrastructure to increase the capacity of its three-coast network.
•	Developing a portfolio approach to technology with business-led investment decisions, delivering value at each stage of implementation.
•	Deepening supply chain partnerships with its customers, including road-to-rail conversion.
•	Investing in data analytic systems, including artificial intelligence, to support data-driven decision-making.
•	Investing in technologies and capital assets to support decarbonization of its footprint.
•	Growing its physical and commercial reach through strategic partnerships and acquisitions.

2024 Annual Information Form

Delivering Responsibly

Sustainability is at the heart of how CN is building for the future. Delivering Responsibly is the encapsulation of the Company’s sustainability strategy and commitments. The Company is focused on transporting goods safely and efficiently, doing so in a manner that seeks to minimize the impact on the environment, attracting, retaining and engaging top talent, and helping to build stronger, safer communities, while adhering to the highest governance standards. CN understands that transparency is essential for stakeholder trust concerning the Company’s sustainability commitments. In that regard, CN seeks to align its sustainability disclosures with global best practice frameworks, reporting on commitments and performance with focus, clarity and comparability. In 2024, CN published its annual sustainability data supplement report, disclosing the Company's key sustainability performance indicators and progress towards its goals. CN is proud of its 2024 accomplishments including earning a placement on the Corporate Knights list of Canada’s Best Corporate Citizens for the 16th year in a row as well as announcing that CN’s science-based net-zero by 2050 goal was approved by the Science Based Targets initiative. Additionally, the Company's sustainability practices earned it a place on the Dow Jones Sustainability World and North American Indices, for the 13th and 16th consecutive year, respectively.

Safety is a core value

CN is committed to the health and safety of its employees, the communities and environments in which it operates and the customers it serves. The Company embraces a values-based safety culture. CN’s objective is to reduce serious injuries and fatalities. The Company is employing advanced technologies and innovative training to help achieve this goal. More specifically, CN is:

•	Fostering an engaged workforce that understands and respects Life Critical Rules.
•	Embedding a mindset whereby employees take ownership for their own safety and the safety of others by Looking Out for Each Other.
•	Implementing Behavior-Based Training to encourage proactive safety behaviors, focused on the importance strong leadership plays in establishing the safety culture in the workplace. The culture that is created influences the level of exposure for employees.
•	Assessing and addressing its Safety Culture to reach a level where employees actively evolve and improve safety procedures.
•	Ensuring customer safety through communication procedures and safety resources on critical safety practices.
•	Training employees on Risk Reduction to ensure they understand Serious Injury/Fatality potential injuries and how to mitigate them.
•	Adopting a Fatigue Risk Management Program to provide employees with knowledge and tools necessary to understand the cause and risk of fatigue.
•	Training employees to identify and mitigate exposures through scenario-based methodologies and through advanced technologies, including Virtual Reality.
•	Providing new hire employees ergonomic training through available exercise programs.
•	Using advanced technologies to proactively mitigate human error and reduce risk.
•	Maintaining reliable and safe equipment and infrastructure.
•	Investing in employee training, coaching, recognition and engagement initiatives.
•	Carrying out a targeted risk-based audit program.

Tackling the impact of climate change

The Company's goal is to conduct its operations in a way that seeks to minimize environmental impact, while offering a carbon-efficient and sustainable way to move goods. CN is focused on making a positive contribution in the fight against climate change and playing a key role in the transition to a lower-carbon economy.

2024 Annual Information Form

With 87% of its direct greenhouse gas (GHG) emissions generated from rail operations, CN focuses on five key strategic areas in the view of reducing GHG emissions: fleet renewal, innovative technology, big data, operating practices and cleaner fuels. Over the years, this focus has resulted in significant progress in decoupling CN's volume growth from locomotive carbon emissions intensity. CN also continues to remain a leader in locomotive fuel efficiency among Class I North American railways, consuming approximately 15% less locomotive fuel per gross ton mile than the industry average. CN aims to reduce GHG emissions in line with the Paris Agreement and in 2024, received approval for its science-based net-zero goal from the Science Based Targets initiative.

To achieve its decarbonization goals, CN will need to continue improving the fuel efficiency of its fleets, increase its use of sustainable renewable fuels and test, and eventually deploy alternative propulsion locomotive technologies. Collaboration with suppliers, customers, supply chain partners, innovators and regulators is critical for CN to deliver on its climate commitments and to help drive economic prosperity in a lower-carbon emissions environment.

Building the talent and culture to drive CN's continuous performance

CN aims to attract, develop, and retain the best talent, building a workforce that embodies the values we firmly believe in. We aim to cultivate an inclusive work environment where all employees feel valued, engaged, and motivated. We train our people with the necessary skills to remain competitive and at the forefront of innovation.

Community engagement

At CN, we are committed to leading responsibly. By being good neighbors who listen, learn, and do our part to help build safer, stronger, more prosperous communities, we acknowledge the impact we have on all our stakeholders. Connecting Canada’s Eastern and Western coasts with the U.S. Gulf Coast, CN spans eight provinces, 16 states, and operates within or adjacent to nearly 230 reserve lands of more than 120 First Nations and Métis communities in Canada, seven Tribal communities in the U.S., and more than 2,000 towns and cities across its network. CN plays an essential role and contributes to economic prosperity through job creation, investments and freight transportation services. The Company seeks open and proactive engagement to ensure stakeholders and Indigenous communities are aware of its strategy, operations, opportunities and obligations, and aims to foster effective two-way communications that ensure a respectful and beneficial exchange.

CN also partners with communities to enhance railway safety. Under CN's Structured Community Engagement Program, the Company engages with municipal officers and their emergency responders to assist them in their emergency response planning. During this frequent outreach, CN discusses its comprehensive safety programs and performance, the nature, volume and economic importance of dangerous goods it transports through their communities and emergency response planning. CN annually conducts hundreds of training events for thousands of emergency responders, totaling over 135,000 first responders since 1988. Additional training sites have been constructed to offer onsite full scale dangerous goods training. Training activities are also supported by annual spill drill exercises, engaging local first responders and agencies, in addition to stakeholders and rightsholders, while building resiliency within CN’s response contractor and sub-contractor network.

This outreach builds on CN's involvement in Transportation Community Awareness and Emergency Response (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents. All Aboard for Safety is CN’s flagship community education program. Every year, CN employees make hundreds of presentations and talk to thousands of children and adults at schools and community events in Canada and the U.S. about the importance of rail safety and the dangers of walking or playing on or near railway tracks.

2024 Annual Information Form

CN is committed to fostering sustainable communities through strategic financial contributions to hundreds of grassroots, regional and national non-profit organizations across our North American footprint. We actively partner with organizations and provide funding to support causes that align with CN core values and resonate with our railroaders. These include disaster relief; mental health initiatives; inclusive workplaces and environments; poverty; and environmental stewardship. For example, in 2024 CN announced a commitment of $10 million to support disaster relief efforts across our network through annual partnerships with the Red Cross and Team Rubicon.

We take immense pride in our employees, retirees, and their families who volunteer to make their communities better places to live, work and play. The CN Railroaders in the Community program recognizes these efforts by providing donations to community-based non-profit organizations supported by our volunteers.

Working alongside Indigenous communities, CN makes it a priority to strengthen its ties, cultivate respectful and mutually beneficial relationships, and work toward reconciliation. Over the past year, significant progress has been made in advancing Indigenous relations. We have publicly acknowledged the complex history of railways and the role they played as instruments of colonial policies. Early in 2024, CN published its first Indigenous Relations Policy, and in November 2024 adopted and published its first Indigenous Reconciliation Action Plan (IRAP). The IRAP will guide CN’s reconciliation efforts. These steps reflect our dedication to meaningful change and reconciliation. For a further discussion on our Indigenous Relations Policy and the IRAP, please refer to the section entitled "Social Policies – Indigenous Relations Policy" beginning on page 16 of this AIF.

3.2	GENERAL DEVELOPMENTS OVER THE PAST THREE YEARS

CN has undertaken various initiatives over the course of the last three years to continuously further the general development of its business, including acquisitions and business combinations, financial management initiatives, and other corporate initiatives, as further described below.

Significant transactions

Acquisition of Iowa Northern Railway Company

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

The shares of IANR were deposited into an independent voting trust while the U.S Surface Transportation Board (STB) considered the Company's application to acquire control of IANR. During the trust period, IANR continues to be operated under its current management and the Company cannot exercise day-to-day control.

On January 14, 2025, the STB issued a final decision approving CN’s application to acquire control of IANR, subject to certain conditions, with an effective date of 30 days thereafter. CN will assume control of IANR during the first quarter of 2025.

2024 Annual Information Form

Cape Breton & Central Nova Scotia Railway

On November 1, 2023, the Company acquired from Genesee & Wyoming Inc. a stake in the Cape Breton & Central Nova Scotia Railway, a Class III short-line railroad that owns approximately 150 route miles. CN paid $78 million in cash, net of cash acquired and including working capital adjustments.

Financial management initiatives

Revolving credit facilities

The Company has two unsecured revolving credit facilities with a consortium of lenders. The unsecured credit facility of $2.5 billion is available for general corporate purposes and backstopping the Company's commercial paper programs. The facility consists of two tranches of $1.25 billion and was last amended on March 28, 2024 to extend the tenor of each tranche by one year to, respectively, March 31, 2027 and March 31, 2029. This revolving credit facility agreement is structured as a sustainability linked loan whereby its applicable margins are adjusted up or down based on the Company's performance under certain sustainability goals. The unsecured credit facility of $1.0 billion was entered into on March 18, 2022, is available for general corporate purposes, and was amended on March 28, 2024 to extend its tenor by one year to March 17, 2026.

The $2.5 billion credit facility was amended in March 2022 to transition the benchmark on U.S. borrowings from the London Interbank Offered Rate (LIBOR) to the Secured Overnight Financing Rate (SOFR). Both credit facilities were amended in March 2023 to include fallback language that addresses the cessation of Canadian Dollar Offered Rate (CDOR) and adoption of the Canadian Overnight Repo Rate Average (CORRA) as the alternative benchmark. Accordingly, on March 28, 2024, the Company amended both credit facilities to transition from CDOR to CORRA. The credit facilities provide borrowings at various benchmark interest rates, such as SOFR and CORRA, plus applicable margins, based on CN's credit ratings.

Subject to the consent of the individual lenders, the Company has the option to increase the revolving credit facilities by an additional $500 million each during their terms and to request an extension of the $2.5 billion credit facility once a year to maintain the tenors of three year and five year of the respective tranches.

Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. As at December 31, 2024, the Company was in compliance with its financial covenant and had no outstanding borrowings under these revolving credit facilities.

Equipment loans

The Company has various secured non-revolving term loan credit facilities for financing or refinancing the purchase of equipment. The equipment loans made under the non-revolving credit facilities have a tenor at inception varying from 15 to 20 years and are secured by rolling stock.

On March 31, 2023, the Company entered into new loan supplements to its existing agreement for an additional principal amount of US$304 million, which was available to be drawn, in Canadian or U.S. dollars, through March 31, 2024. The Company drew on such facilities on March 22, 2024.

In addition, on November 3, 2023, the Company entered into a new term loan facility for a principal amount of $366 million, which was available to be drawn through November 4, 2024. The Company drew on such facility on October 29, 2024.

On March 31, 2023, outstanding loans referencing LIBOR were transitioned to SOFR. The facilities also included fallback language that addressed the cessation of CDOR and adoption of CORRA as the

2024 Annual Information Form

alternative benchmark and accordingly, on March 21, 2024, the Company amended certain of its non-revolving term loan facilities to transition from CDOR to CORRA. Borrowings under the non-revolving term loan facilities are provided at SOFR or CORRA plus applicable margins.

The Company repaid $63 million, $41 million and US$31 million ($40 million) of its equipment loans in 2024, 2023 and 2022, respectively. As at December 31, 2024, the Company had outstanding borrowings of $1,449 million, at a weighted-average interest rate of 4.79% and had no further amounts available to be drawn under these facilities.

Commercial paper

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's $2.5 billion revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2.5 billion, or the U.S. dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. The cost of commercial paper and access to the commercial paper market in Canada and the U.S. are dependent on credit ratings and market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its revolving credit facilities to meet its short-term liquidity needs.

The Company had total commercial paper borrowings of US$501 million ($721 million), US$1,360 million ($1,801 million) and US$594 million ($805 million) as at December 31, 2024, 2023 and 2022, respectively.

Accounts receivable securitization program

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On March 20, 2024, the Company extended the term of its agreement by one year to February 2, 2026. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the accounts receivable securitization program is renewed based on commercial paper rates then in effect, or CORRA or SOFR if the commercial paper market is inaccessible. Subject to customary indemnifications, each trust's recourse is limited to the accounts receivable transferred.

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

During the year ended December 31, 2024, the Company had proceeds from the accounts receivable securitization program of $450 million and repayments of $450 million and had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 28, 2024, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2027. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for

2024 Annual Information Form

a minimum term of one month, equal to at least the face value of the letters of credit outstanding.

As at December 31, 2024, the Company had outstanding letters of credit of $329 million under the committed facilities from a total available amount of $366 million and $142 million under the uncommitted facilities, and had no amounts pledged as collateral under the committed bilateral letter of credit facilities, and no amounts pledged as collateral under the uncommitted bilateral letter of credit facilities.

Normal Course Issuer Bid (NCIB)

On January 25, 2022, the Board of Directors approved a NCIB for the repurchase of up to 42.0 million common shares over a twelve-month period, between February 1, 2022 and January 31, 2023.

On January 24, 2023, the Board of Directors approved a NCIB for the repurchase of up to 32.0 million common shares between February 1, 2023 and January 31, 2024.

On January 23, 2024, the Board of Directors approved a NCIB for the repurchase of up to 32.0 million common shares between February 1, 2024 and January 31, 2025.

On January 30, 2025, the Board of Directors approved a new NCIB, which allows for the repurchase of up to 20.0 million common shares between February 4, 2025 and February 3, 2026.

3.3	OTHER DEVELOPMENTS BY YEAR IN THE PAST THREE YEARS

In addition to the general developments described in Section 3.2 of this AIF under the heading "General Developments Over the Past Three Years", other developments specific to particular years in the past three years have also occurred and are described hereinafter.

2024 Highlights

Reinvestment in the business

In 2024, CN spent approximately $3.5 billion in its capital program, of which $1.7 billion was invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $1.0 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, and $0.8 billion on equipment, including the acquisition of 750 new grain hopper cars.

Shelf prospectus and registration statement

On April 2, 2024, the Company filed a shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue debt securities in the Canadian and U.S. capital markets over a 25-month period following the filing date. This shelf prospectus and registration statement replaces CN's previous shelf prospectus and registration statement that was set to expire on June 4, 2024.

On May 2, 2024, under the shelf prospectus and registration statement, the Company issued $700 million 4.60% Notes due 2029 and $550 million 5.10% Notes due 2054 in the Canadian capital markets.

On September 18, 2024, under the shelf prospectus and registration statement, the Company issued US$750 million ($1,020 million) 4.375% Notes due 2034 in the U.S capital markets.

Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions. The Company's access to long-term funds in the capital markets

2024 Annual Information Form

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

For more information on the Company's capital markets transactions completed in 2024, please refer to the section entitled "Prior Sales" on page 26 of this AIF.

Transfer of ownership of Quebec Bridge

On May 8, 2024, CN entered into an agreement to transfer the ownership and related risks and obligations of a road, rail, and pedestrian bridge known as the Quebec Bridge located in Quebec, Canada, to the Government of Canada for a nominal amount. On November 12, 2024, the transaction was completed. CN retains requisite rights to occupy and operate the portion of the bridge where the rail infrastructure is located and will pay an annual occupancy fee over a term that also includes a noncancellable period.

Labor matters

Many of our employees in Canada and the U.S. are unionized and are covered by collective agreements. CN is involved in several ongoing negotiations concerning labor matters, including the negotiation of new collective agreements as described below. There can be no assurance that the Company will be able to reach a tentative agreement without a strike or lockout or that the resolution of these negotiations, or the outcome of any arbitration or litigation, will not have a material adverse effect on the Company's results of operations or financial position.

The Company’s existing collective agreements remain in effect until the bargaining process outlined under the Canada Labor Code or the U.S. Railway Labor Act has been exhausted.

For a further discussion of CN’s labor negotiations, please see the section entitled "Labor workforce and negotiations" in the 2024 Highlights discussion located on pages 7 to 8 of the MD&A, which section is incorporated by reference herein.

Ongoing negotiations - Canadian workforce

On November 27, 2023, CN commenced negotiations with the Teamsters Canada Rail Conference (TCRC). The TCRC represents approximately 6,000 conductors, conductor trainees, yard coordinators and locomotive engineers across CN’s network in Canada. On February 16, 2024, CN filed a Notice of Dispute, causing the Minister of Labor to appoint a conciliator. On May 9, 2024, the Minister of Labor requested clarity from the Canadian Industrial Relations Board (CIRB) on whether or not any services provided by TCRC-represented employees were essential and therefore needed to be maintained during a labor disruption. On August 9, 2024, the CIRB ruled that none of those services were essential within the meaning of the law. On August 18, 2024, CN issued a notice to the TCRC formally advising them of its intention to lock out employees. On August 22, 2024, CN proceeded with the lockout, which was revoked less than 24 hours after, following the Minister of Labor's direction to the CIRB to order the parties to end the lockout, return employees to work, resolve outstanding issues in binding interest arbitration and extend the collective agreements until the arbitration process is complete. On August 23, 2024, the TCRC served CN with a 72-hour strike notice. On August 24, 2024, the CIRB issued an order consistent with the Minister's directive, which indicated that there can be no labor stoppage, including a lockout or strike, during the arbitration process. Mediation meetings are scheduled to occur over seven days in March 2025. If a mediated settlement is not reached during those seven days, arbitration will be scheduled to take place in April 2025. As per the protocol negotiated between the parties, the arbitrator will have sixty days to rule. The TCRC has filed applications to judicially review both the Ministerial directive and the

2024 Annual Information Form

CIRB order respectively in Federal Court and in the Federal Court of Appeal. While there can be no assurance in that regard, it is unlikely that all outstanding litigation would be finally resolved before a binding arbitration award.

On September 5, 2024, the International Brotherhood of Electric Workers (IBEW) served notice to commence bargaining for the renewal of the collective agreement with the Company, covering approximately 750 Signals and Communications employees across Canada, which expired on December 31, 2024. Bargaining commenced on September 24, 2024. On October 29, the IBEW filed a Notice of Dispute as part of the ongoing bargaining process. The Minister of Labor had appointed conciliation officers to assist the parties in reaching an agreement. On January 28, 2025, the parties reached a four-year tentative agreement which is pending ratification.

Ongoing negotiations - U.S. workforce

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which CN's subsidiaries Grand Trunk Western Railroad Company, companies owned by Illinois Central Corporation, Wisconsin Central Ltd., and Bessemer & Lake Erie Railroad Company currently participate in for collective bargaining agreements covering all union-represented employees, with the exception of two employee groups working at Pittsburgh and Conneaut Dock Company. On November 1, 2024, the National Carriers Conference Committee served a Section 6 notice pursuant to the Railway Labor Act, which officially opened collective bargaining for the freight industry. As of February 4, 2025, agreements have been reached and ratified with five unions, tentative agreements have been reached with two unions, and negotiations continue with the remaining five unions. There can be no strike or lockout until such time as negotiations enter mediation under the auspice of the National Mediation Board (NMB), an independent federal agency that facilitates the resolution of labor disputes, the NMB releases the parties from mediation and there is a thirty-day cooling-off period.

Collective agreements ratified during the year - Canadian workforce

On January 17, 2024, Canadian National Transportation Limited (CNTL), a wholly-owned subsidiary of the Company, reached a tentative agreement with owner-operators affiliated with Unifor. On May 14, 2024, the new collective agreement with Unifor was ratified by employees of CNTL. This four-year agreement covers approximately 750 owner-operator truck drivers in Canada under contract with CNTL until December 31, 2027.

On May 1, 2024, a new collective agreement with the United Steel Workers Union (USW) was ratified by CN employees. The three-year agreement covers approximately 2,500 track and bridge employees primarily responsible for track maintenance across Canada until December 31, 2026.

On December 22, 2024, the new collective agreements with Unifor were ratified by CN employees. The four-year agreements cover approximately 3,300 employees across Canada working in various departments such as Mechanical, Intermodal, Facility Management, and in clerical positions until December 31, 2028.

2023 Highlights

Reinvestment in the business

In 2023, CN spent approximately $3.2 billion in its capital program, of which $1.6 billion was invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $0.9 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, and $0.7 billion on equipment, including the acquisition of 500 new grain hopper cars.

2024 Annual Information Form

Shelf prospectus and registration statement

On May 10, 2023, under the 2022 shelf prospectus (as defined herein), the Company issued $550 million 4.15% Notes due 2030, $400 million 4.40% Notes due 2033 and $800 million 4.70% Notes due 2053 in the Canadian capital markets. The net proceeds of the offering were intended for general corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

On November 1, 2023, under the 2022 shelf prospectus, the Company issued US$300 million ($416.25 million) 5.85% Notes due 2033 and US$300 million ($416.25 million) 6.125% Notes due 2053 in the U.S capital markets. The net proceeds of the offering were intended for general corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

Labor matters

Canadian workforce

On May 1, 2023, CN's collective agreement with Unifor was ratified by its members, renewing the collective agreement for a two-year term, retroactive to January 1, 2023. The collective agreement expired on December 31, 2024.

On May 26, 2023, CN's collective agreement with TCRC was ratified by its members, renewing the collective agreement for a one-year term, retroactive to January 1, 2023. The collective agreement expired on December 31, 2023.

On September 6, 2023, the USW served notice to commence bargaining for the renewal of the collective agreement with the Company, which expired on December 31, 2023. Bargaining commenced on October 23, 2023.

2022 Highlights

Leadership changes

On January 25, 2022, CN announced that Tracy Robinson was appointed as CN's President and CEO and as a member of the Board of Directors of CN, effective February 28, 2022. This appointment followed the previously announced retirement of Jean-Jacques Ruest.

On May 20, 2022, CN announced that Shauneen Bruder was unanimously elected by the Board of Directors as board chair, replacing Robert Pace who retired from the Board of Directors the same day.

Reinvestment in the business

In 2022, CN spent approximately $2.75 billion in its capital program, of which $1.60 billion was invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $0.75 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, and $0.40 billion on equipment, including the acquisition of 500 new grain hopper cars.

Shelf prospectus and registration statement

On May 4, 2022, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN could issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over a 25-month period following the filing date (collectively, the

2024 Annual Information Form

2022 shelf prospectus). The 2022 shelf prospectus replaced CN's previous shelf prospectus and registration statement that expired on March 11, 2022.

On August 5, 2022, under the 2022 shelf prospectus, the Company issued US$800 million ($1,028 million) 3.85% Notes due 2032 and US$700 million ($900 million) 4.40% Notes due 2052 in the U.S capital markets. The net proceeds of the offering were intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

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

Labor matters

Canadian workforce

Following a binding arbitration, on October 12, 2022, the collective agreement between CN and the IBEW was finalized. The agreement expired on December 31, 2024.

On December 1, 2022, a tentative agreement was reached between CN and TCRC for Rail Traffic Controllers for the renewal of their collective agreement. This agreement was ratified on December 23, 2022. This is a three-year agreement expiring on December 31, 2025 and impacts approximately 160 employees.

U.S. workforce

On December 2, 2022, the round of national bargaining between the nation’s freight railroads (including the Company) and all 12 rail unions was fully resolved when President Biden signed legislation passed by the U.S. Congress. The legislation implemented collective bargaining agreement terms for the four unions that had not previously ratified their agreements. These agreement terms are the same terms that previously were ratified and implemented by the other eight rail unions. All U.S. employees in the bargaining round therefore became covered by new collective bargaining agreement terms based on the recommendations of Presidential Emergency Board 250. The new terms increased wages by a compounded 24 percent over the five-year term of the contract, from 2020 through 2024, with a 14.1 percent wage increase effective immediately. The agreements also included five US$1,000 annual lump sum payments, adjustments to health care premiums, health benefit enhancements, and an additional personal leave day for all employees.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1	OVERVIEW

CN is engaged in the rail and related transportation business and powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the Gulf of Mexico, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

2024 Annual Information Form

CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better position the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2024, CN's largest commodity group, Intermodal, accounted for 22% of total revenues. From a geographic standpoint, 35% of revenues relate to overseas traffic, 32% to transborder traffic, 17% to Canadian domestic traffic and 16% to U.S. domestic traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

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

For a further description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles and carload information, please see pages 22 to 28 of the MD&A, which pages are incorporated by reference herein.

4.3	COMPETITIVE CONDITIONS

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the Business risks discussion located on page 59 of the MD&A, which section is incorporated by reference herein.

4.4	LABOR

As at December 31, 2024, CN employed a total of 24,671 employees, of which 18,590 were unionized employees.

For more information on recent labor developments within our Canadian and U.S. workforce, please see the section entitled "General Developments of the Business - Other Developments by Year in the Past Three Years" beginning on page 10 of this AIF. For a discussion on CN’s labor negotiations, please see the section entitled “Labor workforce and negotiations” in the 2024 Highlights discussion located on pages 7 to 8 of the MD&A, which section is incorporated by reference herein.

4.5	SOCIAL POLICIES

CN has adopted a number of policies in support of its commitment to Delivering Responsibly. These policies include, among others:

•	CN's policies against workplace harassment, violence, and discrimination;
•	the Code of Business Conduct;
•	the Supplier Code of Business Conduct; and
•	CN's Indigenous Relations Policy, adopted in 2024.

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

2024 Annual Information Form

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

Code of Business Conduct

CN has adopted a Code of Business Conduct, which applies to all directors, officers and employees of the Company. The Code of Business Conduct affirms CN’s commitment to ensuring everyone working on behalf of the Company adheres to the highest ethical standards. It addresses a number of matters, including, without limitation, conflicts of interest, compliance with laws and reporting of any illegal or unethical behavior. Each director, executive officer and management employee must certify annually their compliance with the Code of Business Conduct. Management periodically reports to the Governance and Sustainability Committee on the implementation of the Code of Business Conduct and, as applicable, on any significant violations thereof. Yearly, the CN Ombudsman presents a report that summarizes issues reported under the Code of Business Conduct and handled by the Office of the Ombudsman to the Governance and Sustainability Committee. The Code of Business Conduct is regularly reviewed, including most recently in 2024, to ensure it continues to adhere to CN’s core values of integrity and respect and that it remains consistent with industry standards and trends.

Supplier Code of Conduct

CN has also adopted a Supplier Code of Conduct, which extends the principles of our Code of Business Conduct and Human Rights Policy to our suppliers, agents, consultants and other third parties and business partners, and their respective employees, directors and officers (collectively, Suppliers). Our Supplier Code of Conduct affirms our commitment to doing the right thing and to working with Suppliers who share our commitment to being socially, ethically and environmentally responsible. The Supplier Code of Conduct sets forth the standards of ethical conduct expected from our Suppliers. It aims to ensure, among other matters, that we continue to work with Suppliers who comply with all applicable laws (including applicable employment laws, anti-bribery, anti-corruption and antitrust laws, and data protection and privacy laws and regulatory requirements), prohibit the use of forced and child labor in their operations, promote an inclusive and safe work environment, and are conscious of their environmental impact and focus on building positive community relations (including with Indigenous peoples) when conducting their operations.

Indigenous Relations Policy

In early 2024, CN released its new Indigenous Relations Policy, which builds on CN's commitment to reconciliation and Indigenous engagement and outlines CN's commitment to developing respectful, sustainable and mutually beneficial relationships with all Indigenous peoples across its network. The Indigenous Relations Policy sets out the guiding principles that underpin CN's approach to Indigenous reconciliation, including by increasing opportunities for CN personnel to learn about and engage with Indigenous communities; increasing Indigenous representation, retention and promotion in CN's workforce; actively seeking ways to provide economic benefits to Indigenous communities where CN

2024 Annual Information Form

operates; proactively engaging with and fostering respectful and mutually beneficial relationships with Indigenous communities; and working towards protecting the environment in which CN operates and reducing its environmental impact.

CN also published its first IRAP in November 2024, which outlines concrete steps, measurable commitments, and a clear vision to guide CN on its reconciliation journey for the period of 2025 to 2027, in Canada, and further supports the effective implementation of the Indigenous Relations Policy.

All CN personnel are expected to follow the guidelines set forth in the Indigenous Relations Policy when performing work for CN, and non-compliance with the Indigenous Relations Policy may be reported by CN personnel on a confidential basis to their supervisor, their human resources representative, the CN Law Department, or the CN Ombudsman.

4.6	REGULATION

CN's operations are subject to regulations both in Canada and in the U.S. A summary of the regulations material to CN's business and operations and of recent significant regulatory developments that are relevant to CN is provided below.

For a further discussion of the potential risks and contemplated impacts of pending legislative and other regulatory developments (both in Canada and in the U.S.) on our business, see the section entitled “Regulation” in the Business risks discussion located on pages 61 to 62 as well as the section entitled "U.S. regulatory updates" in the 2024 Highlights discussion located on pages 6 to 7 of the MD&A, which sections are incorporated by reference herein.

Economic regulation - Canada

The Company's rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (CTA) under the Canada Transportation Act. The CTA establishes regulations on various topics, including interswitching rates, insurance, and procedures for arbitration cases. The CTA adjudicates disputes between a shipper and carrier, including final offer arbitration for rate disputes and level of service disputes. The CTA also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services, railway crossing and noise-related disputes, and discontinuance of service over a rail line. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.

Economic regulation - U.S.

The Company's U.S. rail operations are subject to economic regulation by the STB. The STB serves as both an adjudicatory and regulatory body and has exclusive jurisdiction over certain railroad rate and service issues, and carrier practices. It also has jurisdiction over the situations and terms under which one railroad may use another railroad’s traffic or facilities, the construction, acquisition or abandonment of rail lines, railroad consolidations, and labor protection provisions in connection with the foregoing. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. Recent proposals in proceedings undertaken by the STB in several significant matters remain pending as of the date hereof.

Government regulation of the railroad industry is a significant determinant of the competitiveness and profitability of railroads. Deregulation of certain rates and services, plus the ability to enter into confidential contracts pursuant to the Staggers Rail Act of 1980 has substantially increased the flexibility of railroads to respond to market forces and has resulted in highly competitive rates. Additional

2024 Annual Information Form

regulation, changes in regulation and re-regulation of the industry through legislative, administrative, judicial or other action could materially affect the Company.

Reciprocal switching

On April 30, 2024, the STB issued a final rule for reciprocal switching for inadequate service. The STB’s new rule allows customers to obtain reciprocal switching access to an alternate carrier in a terminal area if the incumbent railroad’s service falls below one of three objective metrics (original estimated time of arrival, transit time, and first-mile/last-mile service) and if certain other conditions are met. Any prescribed reciprocal switching arrangement for a facility in the U.S. would be effective for a period between three to five years and could be renewed. On May 10, 2024, the Company and two other railroads filed a petition for review of the rule with the U.S. Court of Appeals for the Seventh Circuit. On January 16, 2025, the Court heard oral arguments and CN is awaiting a decision as of the date hereof.

Crew size

On April 9, 2024, the Federal Railroad Administration (FRA) issued a final rule establishing minimum requirements for the size of train crews depending on the type of operation. The FRA's new rule requires railroad operations to have a minimum of two crew members, except in certain circumstances, including remote-control operations. The rule includes a process to petition the FRA for special approval to operate with fewer than two crew members. The rule became effective on June 10, 2024. The rail industry has challenged the rule as arbitrary and contrary to law in federal circuit court.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Safety regulation – Canada

CN's operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labor regulations, which are in many respects similar when comparing Canadian and U.S. regulations.

In Canada, CN's rail operations are subject to safety regulation by the Minister of Transport (Minister) under the Railway Safety Act (RSA) as well as the rail portions of other safety-related statutes, which are administered by Transport Canada (TC). TC is also empowered to conduct inspections, investigate, and enforce safety regulations under the RSA. The Company is often required to submit information to TC in compliance with regulations, including applications for a railway operating certificate.

In addition, CN may be legally required to transport dangerous goods and hazardous materials, including toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is also subject to additional regulatory oversight in Canada under the Transportation of Dangerous Goods Act (TDGA), which is also administered by TC. The TDGA establishes the safety requirements for the transportation of goods classified as dangerous and enables the adoption of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods, the tracking of dangerous goods during transport and the development of an emergency response plan.

Safety regulation – U.S.

The Company's U.S. rail operations are subject to safety regulation by the FRA under the Federal Railroad Safety Act as well as rail portions of other safety statutes, with the transportation of hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety

2024 Annual Information Form

Administration (PHMSA). The FRA has jurisdiction over railroad safety and equipment standards, and most rail safety regulation is handled at the federal level. The FRA requires submission of certain information from railroads, and railroads may be subject to inspection or audits by the FRA. A state may regulate rail safety unless the FRA has regulated the matter, or the state regulation is necessary to address a local condition, is consistent with federal law, and does not unduly burden interstate commerce. There is a risk that states could enact new laws in this regard that are intended to regulate rail safety more extensively.

PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing hazardous commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (TSA) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

Other regulations – Canada and U.S.

Vessels - U.S.

CN's vessel operations are subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, in the U.S., the Environmental Protection Agency regulates air emissions from these vessels.

Security - Canada

In Canada, the Company is subject to border security regulation by the Canada Border Services Agency (CBSA). In particular, the Company is subject to border security arrangements pursuant to an agreement between the Company, Canadian Pacific Kansas City Limited (formerly known as Canadian Pacific Railway) and the CBSA.

The Company is also required to comply with regulations on agriculture-related shipments crossing the Canada/U.S. border which are mandated by the Canadian Food Inspection Agency in Canada.

Security - U.S.

The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., the TSA regulates transportation security, which is part of the U.S. Department of Homeland Security (DHS) and PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In particular, the Company is subject to regulations against terrorism, regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S., potential security inspections at the Canada/U.S. border, and gamma ray screening of cargo entering the U.S. from Canada, among others.

The Company is also required to comply with regulations on agriculture-related shipments crossing the Canada/U.S. border, including inspection requirements for imported fruits and vegetables grown in Canada and an agricultural quarantine and inspection user fee for all traffic entering the U.S. from Canada, which are mandated by the U.S. Department of Agriculture and the Food and Drug Administration.

2024 Annual Information Form

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials.

Cybersecurity and technology

CN relies on information technology operated by it or under the control of third parties in all aspects of its business, and, as a result, is subject to regulations regarding cybersecurity and technology in both Canada and the U.S., including regulations specific to companies operating in the rail industry. In particular, CN is subject to cyber risk monitoring and assessment requirements, testing requirements, and reporting requirements.

CN has invested, and continues to invest in, technology security initiatives, information technology risk management, business continuity and disaster recovery plans, and other security and mitigation programs to meet evolving network and cybersecurity expectations and regulations. New regulatory obligations related to cybersecurity and technology risk may impose additional costs and obligations on CN and may lead to government inquiries or requests for information.

4.7	ENVIRONMENTAL MATTERS

Regulatory Compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. CN is in all material respects similarly situated relative to its competitors as it relates to its exposure to environmental liability risk and thus the resulting environmental protection requirements and expenditures are not expected to have a material adverse effect on CN’s competitive position. Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed as incurred. Environmental expenditures that provide a future benefit are capitalized.

In Canada, the matter of environmental permits for the Company is complex because of an overlap between federal and provincial jurisdictions. When projects trigger an environmental assessment, CN proceeds in accordance with the Impact Assessment Act. Provincial and municipal environmental legislation may be applicable to CN if such legislation does not aim to regulate the management or operations of railways. Therefore, the Company does not apply systematically for provincial, municipal or local environmental permits for its railway operations in Canada. Because of the multiple jurisdictions, there can be no assurance that additional provincial, municipal or local environmental permits will not be required in the future and the Company may incur additional expenses or changes in its operations if such additional permits were to be required.

For a further discussion of environmental matters, refer to Note 21 – Major commitments and contingencies contained in CN’s 2024 Annual Consolidated Financial Statements (Financial Statements), which note is incorporated by reference herein, as well as the section entitled "Environmental matters" in the Business risks discussion located on pages 59 to 60 of the MD&A, which pages are incorporated by reference herein. The Financial Statements may be found online on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the "Investors" section.

2024 Annual Information Form

Environmental Policy

CN is committed to building a sustainable future, to working with its supply chain partners and customers to provide cleaner, more sustainable transportation services, and to working with stakeholders and rightsholders to avoid, minimize, or offset its environmental impact and when required, to restore it. CN's Environmental Policy guides its environmental strategy, with a focus on emissions and energy efficiency, waste management, and biodiversity and land management, and is regularly reviewed, including most recently in 2024. All CN employees, suppliers, and contractors performing services on behalf of CN are expected to act in accordance with the Environmental Policy when performing work for CN. CN has also implemented comprehensive environmental management programs which establish the governance structure and processes it implements to support the environmental commitments set out in its Environmental Policy, in the view of minimizing the risk and potential impacts of its activities on the environment and of ensuring compliance with applicable environmental regulations.

The Company strives to contribute to the protection of the environment by integrating environmental priorities into its overall business plan and through the specific monitoring and measurement of such priorities against historical performance and, in some cases, specific goals. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place with the view of minimizing the environmental risks to the Company.

The Safety and Environment Committee of the Board of Directors has the responsibility of overseeing the Company's Environmental Policy and environmental programs. The Safety and Environment Committee is composed of CN directors and its mandate is further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual.

CN's most recent data supplement report, as well as the Company’s CDP report and the Company’s Corporate Governance Manual are available on CN’s website www.cn.ca in the "Delivering Responsibly" section.

4.8	LEGAL MATTERS

Legal Proceedings

As of the date hereof, there are no legal proceedings to which CN is or was a party to during the last financial year, or that any of its property is or was the subject of during the last financial year, in each case involving claims for damages (exclusive of interest and costs) in excess of 10% of the Company’s current assets. The Company is not aware of any such legal proceedings being contemplated.

See Note 21 – Major commitments and contingencies to the Financial Statements, which note is incorporated by reference herein, for further discussion of material legal actions, if any.

Indigenous Claims

The Company believes that it possesses unrestricted and absolute title to its lands. However, in recent years, some Indigenous communities have claimed to have a continuing legal interest in certain lands. As the issues surrounding Indigenous claims are complex and involve not only private interests but fiduciary and other obligations of the Crown in the right of Canada, CN has agreed not to sell or otherwise dispose of land which is not essential to its rail operations and which is located in, or adjacent to, an Indigenous reserve, unless each of CN and the Government of Canada is satisfied that no legitimate Indigenous claim exists with respect to such land. CN has also agreed to convey to the Government of Canada, for no consideration, any land not integral to its rail operations that may be necessary to settle legitimate Indigenous claims with respect to such land, or lands which were formerly reserve lands and have become non-rail assets. The Government of Canada, for its part, has agreed that it will provide the necessary compensation for settlement of legitimate Indigenous claims which would otherwise result in

2024 Annual Information Form

CN having to relinquish land essential to its rail network, unless such claims arise out of, or are substantially based upon, willful, known, negligent or fraudulent acts or omissions of CN which adversely affected the rights or interests of Indigenous peoples. There is no perceived material adverse effect on the Company, as the right of the Company to continue to occupy and operate over such lands is not being called into question.

See Note 21 – Major commitments and contingencies to the Financial Statements, which note is incorporated by reference herein, for further discussion of material legal actions, if any.

4.9	INTANGIBLE PROPERTIES

CN uses various works protected by intellectual property rights which the Company owns or for which it has been granted rights to use. These works include customers’ lists, copyrights, patents, trademarks, logos and trade names. This intellectual property is important to the Company’s operations and its success.

4.10	RISK FACTORS

A description of material risks to CN and its business appears under the heading “Business risks” located on pages 59 to 67 of the MD&A, and under the heading “Financial Instruments” for risks associated with the Company’s use of financial instruments located on pages 49 to 51 of the MD&A, which pages are incorporated by reference herein. See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

ITEM 5	DIVIDENDS

The Company has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis. Consistent with this practice, the quarterly dividend rate has increased as follows during the three most recently completed financial years and for 2025:

Effective year	Amount of quarterly dividend (per common share)
2022	$0.7325
2023	$0.7900
2024	$0.8450
2025	$0.8875

There can be no assurance as to the amount or timing of such dividends in the future.

ITEM 6	DESCRIPTION OF CAPITAL STRUCTURE

6.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of CN consists of an unlimited number of common shares, an unlimited number of Class A Preferred Shares issuable in series and an unlimited number of Class B Preferred Shares issuable in series, all without par value.

There are no Class A Preferred Shares or Class B Preferred Shares currently issued and outstanding.

2024 Annual Information Form

Common Shares

The common shares carry and are subject to the following rights, privileges, restrictions and conditions described below:

Voting - Each common share entitles its holder to receive notice of and to attend all general and special meetings of shareholders of CN, other than meetings at which only the holders of a particular class or series of shares are entitled to vote, and each such common share entitles its holder to one vote.

Dividends - The holders of common shares are, at the discretion of the directors, entitled to receive, out of any amounts applicable to the payment of dividends, and after the payment of any dividends payable on any Class A Preferred Shares, Class B Preferred Shares or shares of any other class of the Company ranking prior to the common shares, any dividends declared and payable by CN on the common shares.

Dissolution - The holders of common shares shall be entitled to share equally in any distribution of the assets of CN upon the liquidation, dissolution or winding-up of CN or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any issued and outstanding Class A Preferred Shares, Class B Preferred Shares or shares of any other class ranking prior to the common shares.

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

CN’s Articles provide that no person, together with their associates, shall hold, beneficially own or control, directly or indirectly, more than 25% of the issued and outstanding voting shares of the Company (share ownership constraint).

Where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds 25% of the issued and outstanding voting shares of the Company, no person shall exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or their associates. All dividends attributable to the percentage of voting shares held by such persons in excess of 25% shall be forfeited, including any cumulative dividend. However, CN’s Articles provide that in the event that the 25% limit is exceeded solely as a result of a redemption, purchase for cancellation or other acquisition of common shares by CN, the only consequence to the relevant shareholder is that the shareholder is not entitled to exercise the voting rights attached to the common shares held by such shareholder that are in excess of the 25% limit.

CN’s Articles confer on the Board of Directors all powers necessary to give effect to the share ownership constraint, including the ability to pay dividends or to make other distributions which would otherwise be prohibited if the event giving rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividends or make the distribution. CN’s Articles provide that the Board of Directors may adopt by-laws concerning the administration of the share ownership constraint described above, including by-laws requiring a shareholder to furnish a declaration indicating whether he or she is the beneficial owner of the shares and whether he or she is an associate of any other shareholder.

2024 Annual Information Form

In addition, CN is authorized to refuse to recognize the ownership rights that would otherwise be attached to any voting shares held, beneficially owned or controlled, directly or indirectly, contrary to the share ownership constraint. Finally, CN has the right, for the purpose of enforcing any share ownership constraint imposed pursuant to its Articles, to sell, as if it were the owner thereof, any voting shares that are owned or that the directors determine may be owned, by any person or persons contrary to such share ownership constraint.

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

	DBRS Morningstar	Moody’s Investors Service	S&P Global Ratings Canada
Long-Term Debt	A	A2	A-
Commercial Paper	R-1 (low)	P-1	A-2

The above-noted ratings are given the following credit characteristics by the various rating agencies:

DBRS Morningstar (DBRS)

•	Long-term debt rated A is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable. This rating falls within the third highest of DBRS’s ten long-term debt rating categories which range from “AAA” to “D”.
•	Commercial paper rated R-1 (low) is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable. This rating falls within the third highest of DBRS’s ten short-term debt rating categories which range from “R-1 (high)” to “D”.

Moody’s Investors Service (Moody’s)

•	Long-term debt obligations rated A are judged to be upper-medium grade and are subject to low credit risk. This rating falls within the third highest of Moodys' nine generic long-term obligation rating categories which range from “Aaa” to “C”. The modifier “2” indicates a ranking in the mid-range of that generic rating category.
•	Commercial paper rated P-1 indicates that CN has a superior ability to repay short-term debt obligations. This rating falls within the highest of Moodys' four generic short-term debt-rating categories, which range from “P-1” to “NP”.

S&P Global Ratings Canada (S&P)

•	Long-term debt obligations rated A are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligations is still strong. This rating falls within the third highest of S&P’s ten major long-term credit rating categories which range from “AAA” to “D”. The modifier “-” indicates a ranking in the low-range of that generic rating category.

2024 Annual Information Form

•	A short-term obligation rated A-2 is rated in the second highest category by S&P, which ranges from "A-1" to "D". The obligor’s capacity to meet its financial commitment on the obligation is satisfactory, but somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

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

Toll Free Tel: 1-800-564-6253

Toll Free Fax: 1-888-453-0330

Email: service@computershare.com

Web: www.investorcentre.com\service

Co-transfer agent and co-registrar

Computershare Trust Company, N.A.

Att: Shareholder Services

680 S 4th St, Louisville, KY 40202

Regular Mail Delivery: P.O. Box 505000, Louisville, KY 40233-5000

Telephone: 1-800-962-4284

The register for CN’s Canadian notes, issued pursuant to its senior indenture dated as of July 12, 2013, between the Company and BNY Trust Company of Canada (as amended and supplemented), is kept at the principal office of BNY Trust Company of Canada in Montréal, Canada. The register for CN’s U.S. notes, issued pursuant to its senior indenture dated as of June 1, 1998 between the Company and The Bank of New York Mellon (as amended and supplemented), is kept at the principal office of The Bank of New York Mellon in New York, U.S.

2024 Annual Information Form

ITEM 8	MARKET FOR SECURITIES

8.1	TRADING PRICE AND VOLUME

CN’s common shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively.

The following table sets forth the price ranges and aggregate trading volumes of the common shares on the TSX and NYSE for each month of 2024:

	TSX (CNR)			NYSE (CNI)
Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	170.19	164.59	17,529,500	127.43	122.23	25,494,100
February	178.38	167.26	19,611,900	132.12	124.48	18,779,600
March	181.34	171.03	25,498,800	134.02	126.48	20,347,500
April	180.12	167.08	21,675,400	132.27	121.37	23,257,200
May	175.57	165.24	21,825,900	129.18	120.08	19,155,000
June	174.15	157.87	32,012,900	127.89	115.24	31,493,400
July	169.49	155.04	25,306,900	123.96	111.85	25,257,500
August	160.50	150.69	21,623,900	119.29	109.15	21,247,500
September	164.53	153.84	33,627,400	121.12	113.05	26,499,700
October	160.88	150.16	20,959,500	117.42	107.88	29,783,000
November	158.17	147.35	21,848,300	114.13	105.28	26,240,800
December	156.93	143.72	29,363,900	111.67	98.96	27,115,900

8.2	PRIOR SALES

On May 2, 2024, under its current shelf prospectus and registration statement, the Company issued $700 million 4.60% Notes due 2029 and $550 million 5.10% Notes due 2054 in the Canadian capital markets, detailed in the following table:

Security	Notes due 2029	Notes due 2054
Size of Offering:	$700,000,000	$550,000,000
Maturity Date:	May 2, 2029	May 2, 2054
Coupon Rate:	4.60%	5.10%
Net Proceeds of Issue (before expenses):	$696,500,000	$545,908,000
Public Offering Price:	99.850%	99.756%
Application of Proceeds:	General corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

2024 Annual Information Form

On September 18, 2024, under its current shelf prospectus and registration statement, the Company issued US$750 million ($1,020 million) 4.375% Notes due 2034 in the U.S capital markets, detailed in the following table:

Security	Notes due 2034
Size of Offering:	US$750,000,000
Maturity Date:	September 18, 2034
Coupon Rate:	4.375%
Net Proceeds of Issue (before expenses):	US$743,685,000
Public Offering Price:	99.808%
Application of Proceeds:	General corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2024, the Company had total commercial paper borrowings of US$501 million ($721 million). The weighted-average interest rate on these borrowings was 4.73%.

ITEM 9	DIRECTORS AND EXECUTIVE OFFICERS

9.1	DIRECTORS

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the subsequent Annual General Meeting, subject to resignation, retirement, or re-election. The following table lists the directors of the Company as of the date hereof:

Name & Province or State and Country of Residence	Director Since	Current Principal Occupation	Principal Occupations held in the Preceding Five Years (if different from the current principal occupation)
Shauneen Bruder Ontario, Canada	April 25, 2017	Corporate Director Chair of the Board, CN	—
David Freeman Tennessee, U.S.	May 20, 2022	Corporate Director	—
Denise Gray Michigan, U.S.	April 27, 2021	Corporate Director	Director, External Affairs & Government Relations, North America, LG Energy Solution Michigan Inc. President, LG Chem Michigan Inc. Tech Center
Justin M. Howell Washington, U.S.	April 27, 2021	Senior Investment Manager, Cascade Asset Management Co.	—
Susan C. Jones Alberta, Canada	May 20, 2022	Corporate Director	—
Robert Knight Florida, U.S.	May 20, 2022	Corporate Director	—

2024 Annual Information Form

Michel Letellier Quebec, Canada	October 1, 2022	President and Chief Executive Officer, Innergex Renewable Energy Inc.	—
Margaret A. McKenzie Alberta, Canada	October 6, 2020	Corporate Director	—
Al Monaco Alberta, Canada	April 25, 2023	Corporate Director	President and Chief Executive Officer, Enbridge Inc.
Jo-ann dePass Olsovsky Texas, U.S.	October 27, 2021	Corporate Director	Executive Vice-President and Chief Information Officer, Salesforce.com, Inc.
Tracy Robinson Alberta, Canada Quebec, Canada	February 28, 2022	President and Chief Executive Officer, CN	Executive Vice-President, TC Energy Corporation President, Canadian Natural Gas Pipelines, TC Energy Corporation President, Coastal GasLink, TC Energy Corporation

Committee Membership

As of the date hereof, the membership of each committee of the Board of Directors is composed of the following directors:

Audit, Finance and Risk (AFR) Committee	Governance and Sustainability (GS) Committee	Human Resources and Compensation (HRC) Committee	Safety and Environment (SE) Committee
Margaret A. McKenzie (chair) Shauneen Bruder David Freeman Susan C. Jones Robert Knight Michel Letellier	Denise Gray (chair) Shauneen Bruder Justin M. Howell Michel Letellier Margaret A. McKenzie	Jo-ann dePass Olsovsky (chair) Shauneen Bruder Justin M. Howell Robert Knight Al Monaco	Susan C. Jones (chair) Shauneen Bruder David Freeman Denise Gray Al Monaco Jo-ann dePass Olsovsky

9.2	AUDIT, FINANCE AND RISK (AFR) COMMITTEE DISCLOSURE

Composition of the AFR Committee

As of the date hereof, the AFR Committee is composed of six independent directors. The Board of Directors believes that all AFR Committee members reflect a high level of financial literacy and experience, each of them having been determined by the Board of Directors to be financially literate, as such term is defined under Canadian securities laws, and as such qualification is interpreted by the Board of Directors as required under NYSE corporate governance standards, based on their respective education and experience.

The following is a description of the education and experience of each member of the AFR Committee that is relevant to the performance of their responsibilities as a member of the committee:

Ms. Margaret A. McKenzie, Chair of the AFR Committee since May 20, 2022, is a corporate director with more than 30 years of experience in the energy sector, where she developed expertise in financial reporting, treasury, corporate finance and risk management. She currently serves as chair of the board of directors of PrairieSky Royalty Ltd., where she previously served as chair of the audit committee as well. She also currently sits on the board of directors of Spur Petroleum Ltd., a private energy company in

2024 Annual Information Form

Western Canada, and is the former Chief Financial Officer of Profico Energy Management Ltd., a position she held from 2000 to 2006. Ms. McKenzie is the founder and former Chief Financial Officer of Range Royalty Management Ltd., a position she held from 2006 to 2014. Ms. McKenzie holds a Bachelor of Commerce Degree (Accounting) from the University of Saskatchewan and obtained her designation as ICD.D with the Institute of Corporate Directors in 2013. She has also been a Chartered Professional Accountant (CPA, CA) since 1985 and received the designation of Fellow CPA in 2022.

Ms. Shauneen Bruder, Chair of the CN Board of Directors since May 20, 2022, is the retired Executive Vice-President, Operations at the Royal Bank of Canada (RBC) where she was responsible for overseeing operations related to all personal and business clients in Canada. She previously served for RBC as Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Bank, Inc. in North Carolina. Ms. Bruder is a former director and member of the audit, finance and risk committee of Andrew Peller Limited. She is also a member of the Institute of Corporate Directors and has obtained the Competent Boards Climate & Biodiversity Designation (CCB.D). Previously, she served as Chair of the Board of Governors for the University of Guelph and as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. Ms. Bruder holds a Bachelor of Arts from the University of Guelph and an MBA from Queen’s University.

Mr. David Freeman is a corporate director and the former Executive Vice-President of Operations of BNSF Railway, where he also held various other senior-level positions with significant financial responsibilities over the course of his 19-year tenure at the company. He has held various directorship positions, and currently sits on the board of directors and is chair of the human resources and governance committee of Loram Holdings, Inc. (a private company involved in the design, build and operations for various maintenance of way equipment and activities in the railroad industry) and is chair of the finance committee of Direct ChassisLink Inc. (a provider of marine and domestic container chassis to the U.S. intermodal industry), where he also sits on the operations committee. He holds a Bachelor of Science in Civil Engineering from Lehigh University.

Ms. Susan C. Jones is a corporate director having served on numerous public company boards and having held various leadership positions within public companies throughout her career in the energy, energy transition, mining and agricultural sectors. She currently sits on the board of directors and on the audit committee as well as the human resources committee of TC Energy Corporation, an energy company listed on the TSX and on the NYSE. She previously sat on the board of directors of ARC Resources Ltd. (and its predecessor Seven Generations Energy Ltd.), and is a former director and member of the audit committee of Piedmont Lithium Inc. and Gibson Energy Inc. Prior to joining CN’s Board of Directors, Ms. Jones held various leadership roles at Nutrien Ltd., including most recently as Executive Vice-President and Chief Executive Officer of the Potash Business Unit until her retirement in 2019. Ms. Jones holds a Bachelor of Arts in Political Science cand Hispanic Studies from the University of Victoria, as well as a Bachelor of Laws from the University of Ottawa. She also earned a Leadership Diploma from the University of Oxford and holds a Director Certificate from Harvard University.

Mr. Robert Knight is a corporate director and the former Chief Financial Officer of Union Pacific Corporation, a position he held for 15 years before retiring in December 2019. For seven consecutive years, Mr. Knight was named to Institutional Investor magazine’s All-America Executive Team as the top CFO in all of transportation. During Mr. Knight’s 40-year tenure at Union Pacific Corporation, he held a variety of senior executive positions, including General Manager of the company’s energy and automotive business units. As a proven leader with extensive experience in finance, strategy and corporate governance, Mr. Knight serves as a director and member of the compensation committee and of the governance committee at Schneider National, Inc., a U.S. transportation and logistics company, and as director and chair of the audit committee at Hyliion Holdings Corp., a provider of electrified powertrain solutions headquartered in Austin, Texas. He was previously a director at Carrix Corporation, a private transportation services company. Mr. Knight holds a Master of Business Administration degree from Southern Illinois University and a Bachelor of Arts from Kansas State University.

2024 Annual Information Form

Mr. Michel Letellier is the President and Chief Executive Officer of Montreal-headquartered Innergex Renewable Energy Inc. (Innergex), one of the largest Canadian independent renewable power producers with operations in Canada, the U.S., France and Chile. Mr. Letellier has extensive North American business experience and has been a driving force in the renewable energy industry with Innergex since 1997, including as Vice President and Chief Financial Officer from 2003 until 2007, and as President and Chief Executive Officer since 2007. He also served as Vice President and Chief Financial Officer of Innergex GP Inc. from 1997 to 2003, where he was responsible for the financial management of the affairs of Innergex GP Inc., Innergex, Limited Partnership and Innergex Power Income Fund. Previously, Mr. Letellier was responsible for the development and operation of hydroelectric projects for Boralex Inc., and prior to that, he spent two years as a member of the Corporate Finance group at Brault, Guy, O'Brien Inc. Mr. Letellier is an experienced director having served on public and private boards since 2012, including as a current member of the Innergex board of directors, and as a former member of the board of directors and audit committee of KP Tissue Inc. He holds a Bachelor of Commerce (Finance) degree from Université du Québec à Montreal and a Master of Business Administration degree from Université de Sherbrooke.

Auditors’ Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2024 and 2023, the fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

Fees (1)	2024	2023
Audit	$3,196,000	$3,348,000
Audit-related	$1,335,000	$1,363,000
Tax	$942,000	$982,000
All Other	$—	$—
Total Fees	$5,473,000	$5,693,000

(1) Fees rounded to the nearest thousand.

Pursuant to the terms of its charter (attached as Schedule A of this AIF), the AFR Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The AFR Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2024 and 2023.

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

All Other fees are for advisory services related to non-audit projects.

2024 Annual Information Form

Non-Audit Services

The charter of the AFR Committee (attached as Schedule A to this AIF) provides that the AFR Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. The AFR Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the AFR Committee.

9.3	EXECUTIVE OFFICERS

The following table lists the CN executive officers as of the date hereof:

Name & Province or State and Country of Residence	Office held at CN	Principal Occupations held in the Preceding Five Years (if different from the current office held at CN)
Tracy Robinson Alberta, Canada Quebec, Canada	President and Chief Executive Officer	Executive Vice-President, TC Energy Corporation President, Canadian Natural Gas Pipelines, TC Energy Corporation President, Coastal GasLink, TC Energy Corporation
Ghislain Houle Quebec, Canada	Executive Vice-President and Chief Financial Officer	—
Rémi G. Lalonde Quebec, Canada	Executive Vice-President and Chief Commercial Officer	Executive Vice-President and Special Advisor to the CEO, CN President & CEO, Resolute Forest Products Inc. Senior Vice-President & Chief Financial Officer, Resolute Forest Products Inc.
Dominique Malenfant Quebec, Canada	Executive Vice-President and Chief Information and Technology Officer	Senior Vice-President, Engineering and Chief Technology Officer, Wabtec Corporation Vice-President, Global Technologies and Chief Technology Officer, GE Transportation
Derek Taylor Illinois, U.S.	Executive Vice-President and Chief Field Operating Officer	Senior Vice-President, Transportation, CN Vice-President, Operational Excellence, CN Vice-President, Eastern Region, CN
Patrick Whitehead Alberta, Canada	Executive Vice-President and Chief Network Operating Officer

Senior Vice-President, Network Operations, CN

Vice-President, Eastern Region, CN

General Manager (Chicago), CN

Vice-President, Transportation, Norfolk Southern Railway

Assistant Vice-President, Mechanical, Norfolk Southern Railway

Olivier Chouc Quebec, Canada	Senior Vice-President and Chief Legal Officer	Vice-President, Law, CN

2024 Annual Information Form

Janet Drysdale Quebec, Canada	Senior Vice-President and Chief Stakeholder Relations Officer	Vice- President, Investor Relations & Sustainability Vice-President Financial Planning & Sustainability, CN Vice-President Sustainability, CN Vice-President Financial Planning, CN
Josée Girard Quebec, Canada	Senior Vice-President and Chief Human Resources Officer	Chief People and Purpose Officer, Ivanhoé Cambridge Executive Vice-President, Organizational Alignment and Human Resources, Ivanhoé Cambridge
Patrick Lortie Quebec, Canada	Senior Vice-President and Chief Strategy Officer	Partner, Oliver Wyman

The executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors. As at December 31, 2024, the directors and the executive officers of the Company, as a group, beneficially owned, or exercised control or direction, directly or indirectly, over an aggregate of approximately 276 thousand common shares of the Company, representing approximately 0.04% of the outstanding common shares.

9.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and based on information provided by the Company’s directors and executive officers, none of its directors or executive officers is or has been, in the last 10 years, a director, chief executive officer or chief financial officer of any company (including CN) that: (a) was subject to a cease trade or similar order or an order that denied such company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days, (each an Order) that was issued while such person was acting in the capacity of director, chief executive officer or chief financial officer of such company; or (b) was subject to an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

Except as disclosed in this section, to the knowledge of the Company and based on information provided by its directors and executive officers, no director or executive officer (i) is or has been, in the last 10 years, a director or executive officer of a company (including CN) that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, in the last 10 years, themselves become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

On March 31, 2016, Ms. McKenzie, a current member of the Board of Directors, resigned as a director of Endurance Energy Ltd., a privately held natural gas exploration company which filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016 and was later placed into bankruptcy in November 2017.

To the knowledge of the Company and based on information provided by its directors and executive officers, no director or executive officer has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions

2024 Annual Information Form

imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

To the knowledge of the Company, based on the most recent publicly available information, no person beneficially owns, or directly or indirectly exercises control or direction over, a sufficient number of securities of the Company to affect materially the control of the Company.

ITEM 10	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company and based on information provided by the Company’s directors and executive officers, there were no (i) directors or executive officers, (ii) persons that beneficially own, or control or direct, directly or indirectly, more than 10% of CN's common shares, or (iii) any associate or affiliate of persons referred to in (i) and (ii), with a material interest, direct or indirect, in any transaction within the three most recently completed financial years that has materially affected the Company or is reasonably expected to materially affect the Company.

ITEM 11	INTEREST OF EXPERTS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2024 Annual Consolidated Financial Statements and the related notes in conformity with U.S. GAAP.

KPMG LLP confirmed with respect to CN that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and also that they are independent accountants with respect to CN under all relevant U.S. professional and regulatory standards.

ITEM 12	ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and MD&A for its most recently completed financial year. Additional information, including directors’ and officers’ remuneration and indebtedness and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular prepared in respect of its most recent annual meeting of shareholders held on April 26, 2024 (Circular). The Circular is available on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca.

2024 Annual Information Form

SCHEDULE A

CHARTER OF THE AUDIT, FINANCE AND RISK COMMITTEE

1.	PURPOSE

The purpose of the AFR Committee is to assist the Board in fulfilling its oversight responsibilities in relation to:

•	the integrity and quality of CN’s financial statements, financial reporting, systems of internal control and internal audit function;
•	the qualifications, independence and performance of CN’s auditor;
•	CN’s financing plans and programs relating to treasury operations, credit facilities and credit ratings, and financial risks and contingent exposures;
•	the funding of CN’s Pension Plans, the investment management performance of the CN Investment Division and the activities of the Pension Advisory Working Committee;
•	CN’s risk assessment and enterprise risk management process, policies and practices; and
•	any additional matters delegated to the AFR Committee by the Board.

2.	MEMBERSHIP

•	Number. The Board shall appoint a minimum of four directors to be members of the AFR Committee, one of whom shall be a member of the HRC Committee.
•	Independent Directors. Only independent directors, as determined by the Board and under Canadian and U.S. corporate governance standards, may be appointed. A member of the AFR Committee may not, other than in his or her capacity as a director or member of a Board committee and subject to the exceptions provided in Canadian and U.S. laws and regulations, accept directly or indirectly any fee from CN or any subsidiary of CN nor be an affiliated person of CN or any subsidiary of CN.
•	Qualifications. Each member must be “financially literate” and at least one member must be an “audit committee financial expert”, as determined by the Board.
•	Simultaneous Service. Because of the AFR Committee’s demanding role and responsibilities, the Board Chair, together with the GS Committee chair, shall review any invitation to the AFR Committee members to join the audit committee of another entity. Where a member of the AFR Committee simultaneously serves on the audit committee of more than three public companies, including CN, the Board shall determine whether such simultaneous service impairs the ability of such member to effectively serve on the AFR Committee and either requires a correction to the situation or discloses in CN’s Information Circular that there is no such impairment.

3.	MEETINGS

•	Meetings. The AFR Committee shall meet at least four times annually, or more frequently as circumstances dictate. Such meetings may be held by telephone or by any other means which enables all participants to communicate with each other simultaneously and as necessary.
•	Quorum. A quorum for the transaction of business at an AFR Committee meeting shall be a majority of the AFR Committee members.
•	Timing. The AFR Committee shall typically meet one day prior to CN’s Board meetings, or as otherwise required.
•	Meeting Without Management. Each AFR Committee meeting will include a portion without the presence of management.
•	Access to Outside Advisers. As appropriate, the AFR Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board Chair. The AFR Committee has the authority to independently make arrangements for the appropriate funding for payment of any advisors retained by it. The Board will make arrangements for the appropriate funding for all administrative expenses necessary or appropriate to allow the AFR Committee to carry out its duties.
•	Reporting. The AFR Committee shall report to the Board following each regularly scheduled meeting of the AFR Committee, or more frequently if circumstances warrant, on the AFR Committee’s activities.

2024 Annual Information Form

4.	RESPONSIBILITIES

The AFR Committee will be responsible for overseeing the performance of the following functions:

A.	AUDIT FUNCTIONS

•	Overseeing Financial Reporting. The AFR Committee shall monitor and review the quality and integrity of CN’s accounting and financial reporting process, which includes:

◦	monitoring the quality and integrity of CN’s accounting and financial reporting process through discussions with management, the external auditors and the internal auditors;
◦	reviewing with management and the external auditors and recommending for approval to the Board both the annual audited financial statements to be included in the annual report of CN and the quarterly consolidated financial statements of CN and accompanying information, including in each case CN’s MD&A disclosure and earnings press releases prior to their release, filing and distribution;
◦	reviewing with management and the external auditors and recommending for approval to the Board the annual audited financial statements of CN’s pension trust funds of CN’s Pension Plans (the "Pension Trust Funds");
◦	reviewing the level and type of financial information provided, from time to time, to financial markets;
◦	reviewing and recommending for approval to the Board the financial information contained in the annual information form, prospectuses or other offering documents and other reports or documents, financial or otherwise, requiring Board approval;
◦	reviewing with the external auditors and management, the quality, appropriateness and disclosure of CN’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto, as well as any significant financial reporting issues and judgments made in connection with the preparation of financial statements, including without limitation (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between CN and the external auditors (including a disagreement, if any, with management and any audit problems or difficulties and management’s response);
◦	reviewing the external auditors’ reports on the annual consolidated financial statements and internal controls over financial reporting of CN and on the annual financial statements of CN’s Pension Trust Funds;
◦	reviewing the external auditors’ quarterly review engagement reports on the quarterly consolidated financial statements of CN;
◦	reviewing the compliance of management certification of financial reports with applicable legislation; and
◦	reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

•	Monitoring Internal Controls over Financial Reporting (“Internal Controls”). The AFR Committee shall monitor the integrity and quality of CN’s Internal Controls. This includes:

◦	receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and Internal Controls;
◦	reviewing CN’s compliance with applicable legal and regulatory requirements relating to Internal Controls;
◦	while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints received by CN regarding any matter that could pose a risk to CN’s business, including concerns regarding accounting or auditing matters; and
◦	requesting the performance of an audit of any specific risk or of Internal Controls, as required.

•	Monitoring Internal Auditors. The AFR Committee will monitor the performance of the internal auditors. This includes:

◦	ensuring that the chief internal auditor reports directly to the AFR Committee and recommending the appointment and termination of the chief internal auditor;
◦	regularly monitoring the internal audit function’s performance, responsibilities, staffing and resources;

2024 Annual Information Form

◦	approving at least annually the internal audit plan and monitoring the progress thereof on a regular basis; and
◦	ensuring that the internal auditors are accountable to the AFR Committee and to the Board.

•	Monitoring External Auditors. The external auditor is accountable to and reports directly to the AFR Committee. Accordingly, the AFR Committee will evaluate and be directly responsible for CN’s relationship with the external auditor. Specifically, this includes:

◦	recommending to the Board and CN’s shareholders the appointment and, if appropriate, the removal of external auditors for CN and CN’s Pension Trust Funds, evaluating and remunerating them, and monitoring their qualifications, performance and independence;
◦	approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors to CN or any of its subsidiaries, in accordance with applicable laws and regulations;
◦	approving all fees paid to the external auditors;
◦	reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;
◦	reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;
◦	reviewing hiring policies for employees or former employees of CN’s external auditors; and
◦	ensuring the rotation of lead, concurring and other audit partners, to the extent required by Canadian corporate governance standards and US corporate governance standards.

•	Communications with Auditors and Management. The AFR Committee has direct communication channels with the internal and external auditors to discuss and review specific issues, as appropriate. In addition, each must meet separately with the AFR Committee, without management, quarterly, and more frequently as required; the AFR Committee must also meet separately with management quarterly, and more frequently as required.
•	Communications with Investors. The AFR Committee shall oversee CN’s policies and procedures related to disclosure of financial and other material information to investors and the processes in place to ensure the information is accurate, complete and consistent with other public disclosures made by CN; the AFR Committee will ensure procedures in place for the review of CN’s disclosure of financial information extracted or derived from CN’s financial statements and periodically assessing the adequacy of those procedures.

B.	FINANCE MATTERS

•	Operating and Capital Plans. Following the Board’s annual approval of CN’s strategic and business plan, and overall capital allocation plan and shareholder distributions (including with respect to dividends and share repurchases), the AFR Committee shall monitor performance against CN’s annual operating plans, capital expenditures programs and capital allocation plans, including monitoring CN’s capital structure and cash flows, and the alignment of these plans to CN’s long-term strategy.
•	Financial Policy and Financings. The AFR Committee shall review and make recommendations to the Board relating to CN’s financial policies and financing plans, including:

◦	treasury operations such as the opportunity and parameters of debt and equity financings and the prepayment, redemption, repurchase or defeasance of any indebtedness;
◦	the use of financial derivatives and hedging activities;
◦	loans, guarantees of the credit of others, or other extensions of credit by CN; and
◦	significant additional voluntary pension contributions above current service cost and above any required special payments that would materially impact CN’s capital allocation plan, in each case that exceed any delegation of authority to management.

2024 Annual Information Form

•	Credit Ratings. The AFR Committee shall regularly review CN’s credit ratings and monitor CN’s activities relating to credit rating agencies.
•	Credit Facilities. The AFR Committee shall review CN’s credit facilities, including amendments thereto, and review compliance by CN with its financial covenants.
•	Significant Investments. The AFR Committee shall receive regular reports from management on the status and risks related to CN’s significant or strategic investments, such that the AFR Committee may monitor the execution of such investments against objectives and oversee any related risks.

C.	RISK MANAGEMENT

•	Risk Monitoring and Assessment. The AFR Committee shall oversee and monitor management’s assessment of CN’s major risk exposures, defined as exposures that have the potential to materially impact CN’s ability to meet or support its business objectives, and report to the Board on any significant risks. This includes reviewing:

◦	principal risks and their potential impact on CN’s ability to achieve its business and financial objectives, including, in coordination with the GS, HRC and SE Committees, any risks overseen by such Committees and the adequacy and effectiveness of applicable internal controls related to such risks;
◦	CN’s processes and policies for identifying, assessing and managing risks, including CN’s insurance coverage, to satisfy itself as to the effective risk management of all risks to CN’s business;
◦	management’s oversight of matters relating to non-operating information technology, cyber security or data governance affecting CN and CN’s information technology systems;
◦	CN’s business continuity plans and disaster recovery plans; and any litigation, claim or other contingency, any investigations and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of CN.

•	Enterprise Risk Management. The AFR Committee shall be responsible for the overall oversight of CN’s enterprise risk management program and the work carried out by management in this regard. This shall include the review of regular enterprise risk management reports prepared by management. The AFR Committee shall review and discuss with management all key enterprise risk exposures (with the exception of risks for which another committee has been delegated responsibility for by the AFR Committee or the Board) and the steps management has taken to monitor/control and mitigate those exposures. The AFR Committee shall be informed of any risk reports relating to specific risks which fall within the mandate of, or have been delegated to, other Board committees, enabling the AFR Committee to have a holistic view of all risks faced by CN. The AFR Committee shall periodically report to the Board on any significant risks or other matters identified in the enterprise risk management reports it receives and on any major issues arising with respect to the management of those risks.

The GS Committee will ensure that a proper governance framework over risks is in place between the Board and each of its committees and that specific risks which naturally fall within the expertise or mandate of a committee receive appropriate oversight within such committee. The AFR Committee will ensure the proper identification of all key risks and will work with the GS Committee in ensuring proper oversight of such key risks across committees.

•	Delegation to Other Board Committees. The AFR Committee shall have the authority to delegate to other committees of the Board the responsibility for oversight of specific risks that fall within such committee’s mandate and receive periodic reports from any such committee on the management of those risks.
•	Fraud Control. The AFR Committee shall oversee CN’s anti-fraud programs and controls, including its policies and procedures over fraud risk assessments and fraud risk management.

D.	DELEGATION OF AUTHORITY

•	The AFR Committee shall review and recommend for approval CN’s Standing Resolutions on Delegation of Authority, including the delegation of authority to approve financing transactions and other matters.

E.	PENSION AND INVESTMENT

•	Pension Plan Funding. The AFR Committee shall oversee and review the funding and investment management of CN’s Pension Plans. In this regard, the AFR Committee shall:

2024 Annual Information Form

◦	approve CN’s overall pension risk management strategy and report thereon to the Board;
◦	approve all of CN’s Pension Trust Funds investments made in any one real estate property, resource property, the shares or debt of any single corporation not listed on a prescribed stock exchange as defined in the Income Tax Act (Canada), or any investment in a single externally managed fund in any asset class with a locked-in investment term of more than three years, including real estate, oil and gas, private equities, private debt, infrastructure, and absolute return, for which the aggregate investment exceeds CAD $150,000,000 (or the equivalent thereof), except when the loan or interest is by way of a first mortgage. Debt securities included in standard investment-grade Canadian bond indices are excluded from this requirement;
◦	review and recommend to the Board changes to the Statement of Investment Policies and Procedures and Derivative Policy for CN’s Pension Trust Funds for approval, including the investment beliefs and principles that are to underly investment decisions to ensure alignment with CN’s overall values and risk tolerance; and
◦	review and recommend to the Board actuarial valuations and funding of CN’s Pension Plans.

•	Pension Advisory Working Committee

◦	review and recommend to the Board the governance structure of the management Pension Advisory Working Committee; and
◦	appoint members of the management Pension Advisory Working Committee and its Chair.

•	Investment Division. Oversee, through the Pension Advisory Working Committee, the Investment Division performance on investment of assets of CN’s Pension Trust Funds in accordance with the Statement of Investment Policies and Procedures approved by the Board, as well as the funded status of CN’s Pension Plans more broadly.

5.	EVALUATION OF THE AFR COMMITTEE

•	Review. The AFR Committee will review and assess its mandate annually or otherwise as it deems appropriate and shall report to the Board regularly on its deliberations and annually on the adequacy of its mandate.
•	Assessment. At least annually, the AFR Committee will review its effectiveness in fulfilling its responsibilities and duties as set out in its mandate.

6.	GENERAL

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

CANADIAN NATIONAL RAILWAY COMPANY

/s/ Olivier Chouc
Name:	Olivier Chouc
Title:	Senior Vice-President and Chief Legal Officer
Date:	February 4, 2025

EXHIBIT INDEX

Exhibit No.	Description

97	Canadian National Railway Company Financial Statement Compensation Recoupment Policy

99.1	Management's Discussion and Analysis for the year ended December 31, 2024*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2024*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File (formatted as Inline XBRL)*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Incorporated by reference from the Registrant’s Form 6-K dated February 4, 2025.