Form 40-F
period 2025-12-31
CANADIAN NATIONAL RAILWAY CO
filed 2026-02-04
CIK 16868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025	Commission File Number: 1-2413

CANADIAN NATIONAL RAILWAY COMPANY

(Exact name of registrant as specified in its charter)

Canada	4011	98-0018609
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	935 de La Gauchetiere Street West
	Montreal, Quebec
	Canada H3B 2M9
	(514) 399-7091
(Address and telephone number of Registrant’s principal executive offices)
C T Corporation System
28 Liberty Street
New York, New York 10005
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares	CNI	New York Stock Exchange
	CNR	Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

2.75% notes due March 1, 2026

6.90% notes due July 15, 2028

4.20% notes due March 12, 2031

7.38% debentures due October 15, 2031

3.85% notes due August 5, 2032

5.85% notes due November 1, 2033

6.25% notes due August 1, 2034

4.375% notes due September 18, 2034

4.75% notes due November 12, 2035

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

At December 31, 2025, 614,433,951 common shares were issued and outstanding.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2025, there was no change in Canadian National Railway Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Canadian National Railway Company’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has more than one audit committee financial expert serving on its Audit, Finance and Risk Committee. Mr. Robert Knight has been determined to be an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to U.S. companies. The SEC has indicated that the designation or identification of Mr. Robert Knight as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Knight that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services is set forth under the heading “Auditors’ Fees” in Item 9.2 of the Registrant’s 2025 annual information form included in this Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off balance sheet arrangements” set forth in the 2025 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading “Liquidity and capital resources” set forth in the 2025 Management’s Discussion and Analysis filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The members of the Audit, Finance and Risk Committee are set forth under the heading “Composition of the AFR Committee” in Item 9.2 of the Registrant’s 2025 annual information form included in this Form 40-F.

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

CANADIAN NATIONAL

RAILWAY COMPANY

2025

ANNUAL INFORMATION FORM

February 4, 2026

2025 Annual Information Form

ITEM 1	GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

Except as otherwise indicated in this Annual Information Form (AIF), the information contained herein is given as of December 31, 2025. As used herein, references to the Company or CN, or we or us refer to Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries.

All references in this AIF to dollars or $ are to Canadian dollars and all financial information reflected herein is determined on the basis of, and prepared in accordance with, United States generally accepted accounting principles (GAAP), unless otherwise indicated.

Certain statements included in this AIF or incorporated by reference herein are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," "goals," or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts or tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators and other regulatory claims or proceedings; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States (U.S.). Reference should be made to the discussion of business risks in CN’s 2025 Management’s Discussion and Analysis (MD&A) for detailed information on major risk factors. The MD&A may be found online on SEDAR+ at www.sedarplus.ca, on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov through EDGAR, and on CN’s website at www.cn.ca in the "Investors" section.

CN has sustainability-related commitments and climate goals, and continues to assess the impact on its operations of related initiatives, plans and proposals that CN and other stakeholders (including government, regulatory and other bodies) are pursuing in relation to climate change and carbon emissions. The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the section entitled “Reputation” in the Business risks discussion located on pages 65 to 66 of the MD&A. The achievement of these goals is also subject to circumstances outside of the Company’s control, including the availability and cost competitiveness of renewable fuels and the development and availability of new technologies, such as alternative propulsion locomotive

2025 Annual Information Form

technologies, and the cooperation of third parties such as suppliers, customers, supply chain partners and regulators. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements. If the Company is unable to achieve its climate goals or satisfy the expectations of its stakeholders, its brand and reputation could be materially and adversely affected.

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

2025 Annual Information Form

ITEM 2	INCORPORATION

2.1          INCORPORATION OF THE ISSUER

CN was incorporated in 1919 by special act of the Parliament of Canada with the appointment of its first Board of Directors (Board of Directors) by Order in Council in 1922. CN’s continuance under the Canada Business Corporations Act was authorized by the CN Commercialization Act and was effected by Certificate of Continuance dated August 24, 1995. On November 9, 1995, CN filed Articles of Amendment in order to subdivide its outstanding common shares (common shares). As of November 28, 1995, CN ceased to be a Crown corporation and became a publicly held corporation with its common shares listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). On April 19, 2002, CN filed Articles of Amendment in order to provide that shareholder meetings may be held at certain specified locations in the U.S. Pursuant to amendments to the CN Commercialization Act, on May 24, 2018, CN filed Articles of Amendment in order to increase the maximum percentage of voting shares of CN that can be owned or controlled, directly or indirectly, by any one person together with their associates to 25%, up from the 15% limit imposed since CN became a public company in 1995. Such constating documents are hereinafter collectively referred to as the Articles.

CN’s Articles provide that the head office of the Company shall be situated in the Montreal Urban Community, Province of Quebec, Canada. The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, and its telephone number is 1-888-888-5909.

2.2          SUBSIDIARIES

CN’s principal subsidiaries as of December 31, 2025, all of which are wholly-owned (directly or indirectly), and their jurisdiction of incorporation, are indicated below:

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

CN aims to drive consistent shareholder returns over the long-term by striving for sustainable financial performance, including profitable top-line growth, strong free cash flow generation and return on invested

2025 Annual Information Form

capital well above the Company’s cost of capital. CN also returns value to shareholders through dividend payments and share repurchases. In this regard, CN's strategy is focused on the following principles:

•	Build service excellence, grow our business and invest in our people

•	Disciplined capital allocation and execution

•	Delivering Responsibly, at the heart of how CN is building for a sustainable future and anchored on five principles: environment, safety, people, community and governance.

For a further discussion of the Company’s business strategy throughout 2025 and anticipated developments for 2026 and beyond, please see the section entitled "Strategy overview" on pages 8 to 11 of the MD&A, which pages are incorporated by reference herein. The MD&A may be found online on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the "Investors" section.

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

The shares of IANR were deposited into an independent voting trust while the U.S Surface Transportation Board (STB) considered the Company's application to acquire control of IANR. During the trust period, IANR continued to be operated under its current management and the Company could not exercise day-to-day control.

On January 14, 2025, the STB issued a final decision approving CN’s application to acquire control of IANR, subject to certain conditions. The Company assumed control of IANR on March 1, 2025.

2025 Annual Information Form

Financial management initiatives

Revolving credit facilities

The Company has two unsecured revolving credit facilities with a consortium of lenders.

The unsecured credit facility of $2.5 billion is available for general corporate purposes and backstopping the Company's commercial paper programs. The facility consists of two tranches of $1.25 billion and was last amended on March 28, 2025 to extend the tenor of each tranche by one year to, respectively, March 31, 2028 and March 31, 2030. This revolving credit facility agreement is structured as a sustainability linked loan whereby its applicable margins are adjusted up or down based on the Company's performance under certain sustainability goals.

The unsecured credit facility of $1.0 billion is available for general corporate purposes, and was amended on March 28, 2025 to extend its tenor by one year to March 17, 2027.

Both credit facilities were amended in March 2023 to include fallback language addressing the cessation of Canadian Dollar Offered Rate (CDOR) and adoption of the Canadian Overnight Repo Rate Average (CORRA) as the alternative benchmark. Accordingly, on March 28, 2024, the Company amended both credit facilities to transition from CDOR to CORRA. The credit facilities provide borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and CORRA, plus applicable margins, based on CN's credit ratings.

Subject to the consent of the individual lenders, the Company may increase the revolving credit facilities by an additional $500 million each during their respective terms and to request an extension of the $2.5 billion credit facility once a year to maintain the tenors of three year and five year of the respective tranches.

Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. As at December 31, 2025, the Company was in compliance with its financial covenant and had no outstanding borrowings under these revolving credit facilities.

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

On March 31, 2023, outstanding loans referencing the London Interbank Offered Rate (LIBOR) were transitioned to SOFR. The facilities also included fallback language that addressed the cessation of CDOR and adoption of CORRA as the alternative benchmark and accordingly, on March 21, 2024, the Company amended certain of its non-revolving term loan facilities to transition from CDOR to CORRA. Borrowings under the non-revolving term loan facilities are provided at SOFR or CORRA plus applicable margins.

2025 Annual Information Form

The Company repaid $88 million, $63 million and $41 million of its equipment loans in 2025, 2024 and 2023, respectively. As at December 31, 2025, the Company had outstanding borrowings of $1,329 million, at a weighted-average interest rate of 3.85% and had no further amounts available to be drawn under these facilities.

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

The Company had total commercial paper borrowings of US$90 million ($124 million), US$501 million ($721 million) and US$1,360 million ($1,801 million) as at December 31, 2025, 2024 and 2023, respectively.

Accounts receivable securitization program

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On March 28, 2025, the Company extended the term of its agreement by one year to February 2, 2027. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.

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

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is no longer available before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facilities and commercial paper program, and/or access to capital markets.

During the years ended December 31, 2025 and 2023, the Company had no proceeds from the accounts receivable securitization program and no repayments and had no outstanding borrowings under the accounts receivable securitization program. During the year ended December 31, 2024, the Company had proceeds from the accounts receivable securitization program of $450 million and repayments of $450 million and had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 28, 2025, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2028. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the

2025 Annual Information Form

Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit outstanding.

As at December 31, 2025, the Company had outstanding letters of credit of $321 million under the committed facilities from a total available amount of $362 million and 153 million under the uncommitted facilities.

Normal Course Issuer Bid (NCIB)

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

On January 30, 2026, the Company announced that the Board of Directors approved a new NCIB, which allows for the repurchase of up to 24.0 million common shares between February 4, 2026 and February 3, 2027.

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

In 2025, CN spent approximately $3.7 billion in its capital program, of which $1.8 billion was invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $1.4 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, and $0.5 billion on equipment.

Shelf prospectus and registration statement

On May 4, 2022, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN could issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over a 25-month period following the filing date (collectively, the 2022 shelf prospectus).

On May 10, 2023, under the 2022 shelf prospectus, the Company issued $550 million 4.15% Notes due 2030, $400 million 4.40% Notes due 2033 and $800 million 4.70% Notes due 2053 in the Canadian capital markets.

2025 Annual Information Form

On November 1, 2023, under the 2022 shelf prospectus, the Company issued US$300 million ($416.25 million) 5.85% Notes due 2033 and US$300 million ($416.25 million) 6.125% Notes due 2053 in the U.S capital markets.

On April 2, 2024, the Company filed a shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue debt securities in the Canadian and U.S. capital markets over a 25-month period following the filing date (collectively, the 2024 shelf prospectus). This shelf prospectus and registration statement replaces CN's 2022 shelf prospectus and registration statement that was set to expire on June 4, 2024.

On May 2, 2024, under the 2024 shelf prospectus and registration statement, the Company issued $700 million 4.60% Notes due 2029 and $550 million 5.10% Notes due 2054 in the Canadian capital markets.

On September 18, 2024, under the 2024 shelf prospectus and registration statement, the Company issued US$750 million ($1,020 million) 4.375% Notes due 2034 in the U.S capital markets.

On June 10, 2025, under the 2024 shelf prospectus and registration statement, the Company issued $500 million 3.50% Notes due 2030 and $500 million 4.20% Notes due in 2035 in the Canadian capital markets.

On November 12, 2025, under the 2024 shelf prospectus and registration statement, the Company issued US$300 million ($421 million) 4.20% Notes due 2031 and US$400 million ($561 million) 4.75% Notes due 2035 in the U.S. capital markets.

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

For more information on the Company's capital markets transactions completed in 2025, please refer to the section entitled "Prior Sales" on page 21 of this AIF.

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

For a further discussion of CN’s labor negotiations, please see the section entitled "Labor and workforce negotiations" in the 2025 Highlights discussion located on page 7 of the MD&A, which section is incorporated by reference herein.

2025 Annual Information Form

Canadian workforce

Teamsters Canada Rail Conference (TCRC) - On May 26, 2023, the collective agreement with TCRC was ratified by its members, renewing the collective agreement for a one-year term, retroactive to January 1, 2023. This agreement expired on December 31, 2023.

As a result, on November 27, 2023, CN commenced negotiations with the TCRC. On February 16, 2024, CN filed a Notice of Dispute, causing the Minister of Labor to appoint a conciliator. On May 9, 2024, the Minister of Labor requested clarity from the Canadian Industrial Relations Board (CIRB) on whether or not any services provided by TCRC-represented employees were essential and therefore needed to be maintained during a labor disruption. On August 9, 2024, the CIRB ruled that none of those services were essential within the meaning of the law. On August 18, 2024, CN issued a notice to the TCRC formally advising them of its intention to lock out employees. On August 22, 2024, CN proceeded with the lockout, which was revoked less than 24 hours after, following the Minister of Labor's direction to the CIRB to order the parties to end the lockout, return employees to work, resolve outstanding issues in binding interest arbitration and extend the collective agreements until the arbitration process is complete. On August 23, 2024, the TCRC served CN with a 72-hour strike notice. On August 24, 2024, the CIRB issued an order consistent with the Minister's directive, which indicated that there can be no labor stoppage, including a lockout or strike, during the arbitration process. On April 7, 2025, an arbitrator issued a binding decision, setting the terms of a new three-year collective agreement between CN and TCRC. The three-year agreement covers approximately 6,000 conductors, conductor trainees, yard coordinators and locomotive engineers across CN’s network in Canada and is retroactively effective beginning January 1, 2024 until December 31, 2026.

International Brotherhood of Electric Workers (IBEW) - On September 5, 2024, the IBEW served notice to commence bargaining for the renewal of the collective agreement with CN which expired on December 31, 2024. Bargaining commenced on September 24, 2024. On October 29, the IBEW filed a Notice of Dispute as part of the ongoing bargaining process. The Minister of Labor had appointed conciliation officers to assist the parties in reaching an agreement. On January 28, 2025, the parties reached a four-year tentative agreement. On February 14, 2025, the new collective agreement with the IBEW was ratified. The four-year agreement covers approximately 750 Signals and Communications employees in Canada until December 31, 2028.

Unifor - On May 1, 2023, the collective agreement with Unifor was ratified by its members, renewing the collective agreement for a two-year term, retroactive to January 1, 2023, which then expired on December 31, 2024. On December 22, 2024, the new collective agreements with Unifor were ratified by CN employees. The four-year agreements cover approximately 3,300 employees across Canada working in various departments such as Mechanical, Intermodal, Facility Management, and in clerical positions until December 31, 2028.

Canadian National Transportation Limited (CNTL) - On January 17, 2024, CNTL, a wholly-owned subsidiary of the Company, reached a tentative agreement with owner-operators affiliated with Unifor. On May 14, 2024, the new collective agreement with Unifor was ratified by employees of CNTL. This four-year agreement covers approximately 750 owner-operator truck drivers in Canada under contract with CNTL until December 31, 2027.

United Steel Workers Union (USW) - On September 6, 2023, USW served notice to commence bargaining for the renewal of the collective agreement with the Company which expired on December 31, 2023. Bargaining commenced on October 23, 2023. On May 1, 2024, a new collective agreement with USW was ratified by CN employees. The three-year agreement covers approximately 2,500 track and bridge employees primarily responsible for track maintenance across Canada until December 31, 2026.

2025 Annual Information Form

U.S. workforce

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which CN's subsidiaries Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), Wisconsin Central Ltd. (WC), and Bessemer & Lake Erie Railroad Company (BLE) currently participate in for collective bargaining agreements covering all union-represented employees, with the exception of two employee groups working at Pittsburgh and Conneaut Dock Company (PCD). On November 1, 2024, the National Carriers Conference Committee (NCCC) served a Section 6 notice pursuant to the Railway Labor Act (RLA), which officially opened collective bargaining for the freight industry. As of February 4, 2026, agreements have been reached and ratified with eleven unions and negotiations continue with the remaining one union. There can be no strike or lockout until such time as the parties have failed to reach voluntary agreements and all dispute resolution mechanisms of the RLA have been exhausted. While negotiations are ongoing and until all RLA provisions have been exhausted, all existing contract terms remain in place.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1          OVERVIEW

CN is engaged in the rail and related transportation business and powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better position the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2025, CN's largest commodity group, Intermodal, accounted for 22% of total revenues. From a geographic standpoint, 37% of revenues relate to overseas traffic, 29% to transborder traffic, 18% to Canadian domestic traffic and 16% to U.S. domestic traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

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

4.2          COMMODITY GROUPS

For a description of the various commodity groups transported by CN, their principal markets, as well as select revenue, revenue ton miles (RTMs) and carload information, please see pages 21 to 26 of the MD&A, which pages are incorporated by reference herein.

4.3          COMPETITIVE CONDITIONS

For a discussion of the competitive conditions under which CN operates, please see the section entitled “Competition” in the Business risks discussion located on page 58 of the MD&A, which section is incorporated by reference herein.

2025 Annual Information Form

4.4           LABOR

As at December 31, 2025, CN employed a total of 23,839 employees, of which 18,078 were unionized employees.

For more information on recent labor developments within our Canadian and U.S. workforce, please see the section entitled "General Developments Over the Past Three Years" beginning on page 4 of this AIF. For a discussion on CN’s labor negotiations, please see the section entitled “Labor and workforce negotiations” in the 2025 Highlights discussion located on page 7 of the MD&A, which section is incorporated by reference herein.

4.5           SOCIAL POLICIES

CN has adopted a number of policies in support of its commitment to Delivering Responsibly. These policies include namely:

•	Various CN policies against workplace harassment, violence, and discrimination;

•	the Code of Business Conduct;

•	the Supplier Code of Business Conduct; and

•	CN's Indigenous Relations Policy.

Policies Against Workplace Harassment, Violence and Discrimination

In addition to its Employment Equity Policy (for Canadian employees) and Equal Employment Opportunity Policy (for U.S. employees), CN maintains a comprehensive Human Rights Policy, a Workplace Harassment and Violence Prevention Policy for its Canadian employees, and a Workplace Violence Prevention Policy and a Prohibited Harassment, Discrimination and Anti-Retaliation Policy for its U.S. employees. These policies affirm CN’s commitment to providing employees with a safe, respectful and violence-free workplace and to preventing harassment and discrimination against any employee or applicant. The policies against harassment and discrimination extend to recruitment, selection and compensation practices, as well as to working conditions and the work environment.

Internal complaint resolution procedures have been established whereby any person covered by the policies can contact the appropriate member of the human resources team who will address the employee's complaint. The employee can also call either the Human Resources Center, which will forward the complaint to the appropriate human resources manager for further handling, or the CN Ombudsman directly on a confidential basis. In Canada, all harassment complaints are submitted to CN’s Designated Recipient in accordance with the Canada Labour Code Regulations on Work Place Harassment and Violence Prevention.

Code of Business Conduct

CN has adopted a Code of Business Conduct, which applies to all directors, officers and employees of the Company. The Code of Business Conduct affirms CN’s commitment to the highest ethical standards. It addresses a number of matters, including, without limitation, conflicts of interest, compliance with laws and reporting of any illegal or unethical behavior. Each director, executive officer and management employee must certify annually their compliance with the Code of Business Conduct.

Management periodically reports to the Governance and Sustainability Committee on the implementation of the Code of Business Conduct and, as applicable, on any significant violations thereof. Yearly, the CN Ombudsman presents a report that summarizes issues reported under the Code of Business Conduct and handled by the Office of the Ombudsman to the Governance and Sustainability Committee. The Code of Business Conduct is regularly reviewed, including most recently in 2024, to ensure that it continues to

2025 Annual Information Form

adhere to CN’s core values of integrity and respect as well as to ensure that it remains consistent with industry standards and trends.

Supplier Code of Conduct

CN has adopted a Supplier Code of Conduct, which extends the principles of our Code of Business Conduct and Human Rights Policy to our suppliers, agents, consultants and other third parties and business partners, and their respective employees, directors and officers (collectively, Suppliers).

The Supplier Code of Conduct affirms our commitment to doing the right thing and to working with Suppliers who are also dedicated to being socially, ethically and environmentally responsible. The Supplier Code of Conduct sets forth the standards of ethical conduct expected from our Suppliers. It aims to ensure, among other matters, that we continue to work with Suppliers who comply with all applicable laws (including applicable employment laws, anti-bribery, anti-corruption and antitrust laws, and data protection and privacy laws and regulatory requirements), prohibit the use of forced and child labor in their operations, promote an inclusive and safe work environment, and are conscious of their environmental impact and focus on building positive community relations (including with Indigenous peoples) when conducting their operations.

Indigenous Relations Policy

In early 2024, CN released its new Indigenous Relations Policy, which builds on CN's commitment to reconciliation and Indigenous engagement in Canada. This Policy outlines CN's commitment to developing respectful, sustainable and mutually beneficial relationships with Indigenous peoples across its network in Canada. The Policy sets out the guiding principles that underpin CN's approach to Indigenous reconciliation in Canada.

All CN personnel are expected to follow the guidelines set forth in the Indigenous Relations Policy when performing work for CN, and non-compliance with the Indigenous Relations Policy may be reported by CN personnel on a confidential basis to their supervisor, their human resources representative, the CN Law Department, or the CN Ombudsman.

In late 2024, CN released its first Indigenous Reconciliation Action Plan (IRAP) reaffirming its commitment to strengthen ties with Indigenous communities, foster mutually beneficial relationships, and create opportunities for meaningful collaboration on the journey toward genuine reconciliation. The IRAP commitments and actions were developed and shaped by the insights, priorities, and feedback received from Indigenous communities and CN employees that engage with these communities. CN’s IRAP outlines concrete steps, measurable commitments, and a clear vision to guide CN on its reconciliation journey over three years, in Canada. Through this plan, CN aims to build sustainable, respectful, and long-term partnerships with Indigenous peoples. The IRAP is structured around five pillars: (i) Cultural Awareness and Employee Engagement; (ii) People and Employment; (iii) Economic Reconciliation; (iv) Community Engagement and Relationships; and (v) Environmental Stewardship, Safety and Sustainability. CN will publish an annual report of its progress on the IRAP actions, with the first such annual report expected to be released in the first quarter of 2026.

4.6           REGULATION

CN's operations are subject to regulations both in Canada and in the U.S. A summary of the regulations material to CN's business and operations as well as recent significant regulatory developments that are relevant to CN is provided hereinafter.

For a further discussion on the potential risks and contemplated impacts of pending legislative and other regulatory developments (both in Canada and in the U.S.) on our business, see the section entitled “Regulation” in the Business risks discussion located on pages 60 to 61 as well as the section entitled

2025 Annual Information Form

"U.S. regulatory updates" in the 2025 Highlights discussion located on page 6 of the MD&A, which sections are incorporated by reference herein.

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

Reciprocal switching

On April 30, 2024, the STB issued a final rule for reciprocal switching for inadequate service. The STB’s new rule allows customers to obtain reciprocal switching access to an alternate carrier in a terminal area if the incumbent railroad’s service falls below one of three objective metrics (original estimated time of arrival, transit time, and first-mile/last-mile service) and if certain other conditions are met. Any prescribed reciprocal switching arrangement for a facility in the United States would be effective for a period between three to five years and could be renewed. On May 10, 2024, the Company and two other railroads filed a petition for review of the rule with the U.S. Court of Appeals for the Seventh Circuit. On July 8, 2025, the U.S. Court of Appeals for the Seventh Circuit vacated the STB’s reciprocal switching rule, following a petition for review filed by the Company and two other railroads. The decision became effective on September 2, 2025. On January 7, 2026, the STB proposed to repeal its existing regulations on prescription of reciprocal switching, which require a showing of anticompetitive conduct, and replace them with case-by-case adjudication under the statutory standards established by Title 49 of the United States Code (Transportation).

Crew size

On April 9, 2024, the Federal Railroad Administration (FRA) issued a final rule establishing minimum requirements for the size of train crews depending on the type of operation. The FRA's new rule requires railroad operations to have a minimum of two crew members, except in certain circumstances, including remote-control operations. The rule includes a process to petition the FRA for special approval to operate

2025 Annual Information Form

with fewer than two crew members. The rule became effective on June 10, 2024. The rail industry has challenged the rule as arbitrary and contrary to law in federal circuit court, which remains pending.

Safety regulation – Canada

CN's operations are also subject to safety and environmental provisions relating to track standards, equipment standards, transportation of hazardous materials, environmental assessments and certain labor regulations. In Canada, CN's rail operations are subject to safety regulation by the Minister of Transport (Minister) under the Railway Safety Act (RSA) as well as the rail portions of other safety-related statutes, which are administered by Transport Canada (TC). TC is also empowered to conduct inspections, investigate, and enforce safety regulations under the RSA. The Company is often required to submit information to TC in compliance with regulations, including applications for a railway operating certificate.

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

PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing hazardous commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (TSA) requires rail carriers to provide upon request, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

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

2025 Annual Information Form

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

Cybersecurity and technology - Canada & U.S.

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

Environmental Liability and Compliance

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

2025 Annual Information Form

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

In Canada, the matter of environmental permits is complex for CN because of the overlap between federal and provincial jurisdictions. When projects trigger an environmental assessment, CN proceeds in accordance with the Impact Assessment Act. Provincial and municipal environmental legislation may be applicable to CN if such legislation does not aim to regulate the management or operations of railways. CN does not apply systematically for provincial, municipal or local environmental permits for its railway operations in Canada. Because of the multiple jurisdictions, there can be no assurance that additional provincial, municipal or local environmental permits will not be required in the future and CN may incur additional expenses or changes in its operations those were to be required.

For a further discussion of environmental matters, refer to Note 21 – Major commitments and contingencies contained in CN’s 2025 Annual Consolidated Financial Statements (Financial Statements), which note is incorporated by reference herein, as well as the section entitled "Environmental matters" in the Business risks discussion located on page 59 of the MD&A, which pages are incorporated by reference herein. The Financial Statements may be found online on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the "Investors" section.

Environmental Policy

CN is committed to building a sustainable future, to working with its supply chain partners and customers to provide cleaner, more sustainable transportation services, and to working with stakeholders and rightsholders to avoid, minimize, or offset its environmental impact and when required, to restore it. CN's Environmental Policy guides its environmental strategy, with a focus on emissions and energy efficiency, waste management, and biodiversity and land management. The Environmental Policy is regularly reviewed, including most recently in 2025. CN employees, suppliers, and contractors performing services on behalf of CN are expected to act in accordance with the Environmental Policy when performing work for CN. CN has also implemented comprehensive environmental management programs which establish the governance structure and processes it implements to support the environmental commitments set out in its Environmental Policy, with a view to minimize the risk and potential impacts of its activities on the environment and ensure compliance with applicable environmental regulations.

CN strives to contribute to the protection of the environment by integrating environmental priorities into its overall business plan and through the specific monitoring and measurement of such priorities against historical performance and, in some cases, specific goals. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place with the view of minimizing the environmental risks to the Company. The Safety and Environment Committee of the Board of Directors has the responsibility of overseeing the Company's Environmental Policy and environmental programs.

For further information, CN's most recent Delivering Responsibly report, data supplement report, as well as the Company’s CDP report and the Company’s Corporate Governance Manual are available on CN’s website www.cn.ca in the "Delivering Responsibly" section.

2025 Annual Information Form

4.8           LEGAL MATTERS

Legal Proceedings

As of the date hereof, there are no legal proceedings to which CN is or was a party to during the last financial year, or that any of its property is or was the subject of during the last financial year, in each case involving claims for damages (exclusive of interest and costs) in excess of 10% of CN’s current assets. The Company is not aware of any such legal proceedings being contemplated.

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

4.9           INTANGIBLE PROPERTIES

CN uses various works protected by intellectual property rights which the Company owns or for which it has been granted rights to use. These works include customers’ lists, copyrights, patents, trademarks, logos and trade names. This intellectual property is important to CN’s operations and its success.

4.10         RISK FACTORS

A description of material risks to CN and its business appears under the heading “Business risks” located on pages 58 to 66 of the MD&A, and under the heading “Financial Instruments” for risks associated with the Company’s use of financial instruments located on pages 47 to 49 of the MD&A, which pages are incorporated by reference herein. See Item 1 of this AIF for a further discussion of risks associated with forward-looking statements.

ITEM 5	DIVIDENDS

CN has declared dividends in line with its overall financial performance and cash flow generation. The Board of Directors makes decisions on dividend levels on an annual basis and on dividend payout on a quarterly basis.

2025 Annual Information Form

Consistent with this practice, the quarterly dividend rate has increased as follows during the three most recently completed financial years and for 2026:

Effective year	Amount of quarterly dividend (per common share)
2023	$0.7900
2024	$0.8450
2025	$0.8875
2026	$0.9150

There can be no assurance as to the amount or timing of such dividends in the future.

ITEM 6	CAPITAL STRUCTURE

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

Common Shares

The common shares carry and are subject to the following rights, privileges, restrictions and conditions:

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

2025 Annual Information Form

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

These ratings are given the following credit characteristics by the various rating agencies:

DBRS Morningstar (DBRS)

•	Long-term debt rated A is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser quality than AA. May be vulnerable to future events, but qualifying negative

2025 Annual Information Form

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

In Canada, the transfer agent and registrar for CN’s common shares is Computershare Trust Company of Canada and, in the U.S., the co-transfer agent and co-registrar is Computershare Trust Company, N.A., both of which maintain registers of transfers for CN’s common shares at the locations specified hereinafter:

Transfer agent and registrar	Co-transfer agent and co-registrar

Computershare Trust Company of Canada

320 Bay Street, 14th Floor

Toronto, Ontario M5H 4A6

Toll Free Tel: 1-800-564-6253

Toll Free Fax: 1-888-453-0330

Email: service@computershare.com

Web: www.investorcentre.com\service

Computershare Trust Company, N.A. Att: Shareholder Services 680 S 4th St, Louisville, KY 40202 Regular Mail Delivery: P.O. Box 505000, Louisville, KY 40233-5000 Telephone: 1-800-962-4284

2025 Annual Information Form

The register for CN’s Canadian notes, issued pursuant to its senior indenture dated as of July 12, 2013, between CN and BNY Trust Company of Canada (as amended and supplemented), is kept at the principal office of BNY Trust Company of Canada in Montreal, Canada. The register for CN’s U.S. notes, issued pursuant to its senior indenture dated as of June 1, 1998 between CN and The Bank of New York Mellon (as amended and supplemented), is kept at the principal office of The Bank of New York Mellon in New York, U.S.

ITEM 8	MARKET FOR SECURITIES

8.1          TRADING PRICE AND VOLUME

CN’s common shares are listed on both the TSX and the NYSE under the stock symbols CNR and CNI, respectively. The following table sets forth the price ranges and aggregate trading volumes of the common shares on the TSX and NYSE for each month of 2025:

	TSX (CNR)			NYSE (CNI)
Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	154.56	143.18	20,832,300	107.56	99.33	26,651,200
February	149.85	143.40	23,753,400	104.51	98.69	27,511,100
March	148.15	135.06	35,963,800	102.80	93.64	31,582,600
April	143.62	130.02	27,664,000	101.36	91.65	32,108,400
May	152.12	132.06	29,884,600	108.75	95.35	28,253,400
June	146.04	138.56	33,534,900	106.83	100.90	30,302,100
July	146.77	129.01	26,519,500	107.18	93.19	37,023,900
August	134.73	126.91	37,932,900	97.50	92.05	34,783,200
September	135.20	126.11	50,770,600	97.89	91.07	39,012,300
October	139.50	129.32	31,558,900	99.55	92.71	32,354,000
November	137.42	128.05	26,317,500	98.18	90.74	27,136,600
December	138.55	132.35	37,208,600	100.24	94.60	31,269,400

8.2          PRIOR SALES

On June 10, 2025, under the 2024 shelf prospectus and registration statement, CN issued $500 million 3.50% Notes due 2030 and $500 million 4.20% Notes due 2035 in the Canadian capital markets, detailed in the following table:

Security	Notes due 2030	Notes due 2035
Size of Offering:	$500,000,000	$500,000,000
Maturity Date:	June 10, 2030	June 10, 2035
Coupon Rate:	3.500%	4.200%
Net Proceeds of Issue (before expenses):	$497,410,000	$497,150,000
Public Offering Price:	99.832%	99.830%
Application of Proceeds:	General corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

2025 Annual Information Form

On November 12, 2025, under the 2024 shelf prospectus and registration statement, the Company issued US$300 million ($421 million) 4.20% Notes due 2031 and US$400 million ($561 million) 4.75% Notes due 2035 in the U.S. capital markets, detailed in the following table:

Security	Notes due 2031	Notes due 2035
Size of Offering:	US$300,000,000	US$400,000,000
Maturity Date:	March 12, 2031	November 12, 2035
Coupon Rate:	4.200%	4.750%
Net Proceeds of Issue (before expenses):	US$297,732,000	US$396,236,000
Public Offering Price:	99.844%	99.709%
Application of Proceeds:	Repay at maturity all US$500 million principal amount of CN's 2.75% notes due in March 2026 and for general corporate purposes, including the repayment of commercial paper

In addition, in the ordinary course of business, CN has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2025, CN had total commercial paper borrowings of US$90 million ($124 million). The weighted-average interest rate on these borrowings was 3.79%.

ITEM 9	DIRECTORS AND EXECUTIVE OFFICERS

9.1         DIRECTORS

The directors of the Company are elected by the shareholders at the Annual General Meeting of the Company, and hold office until their term expires at the subsequent Annual General Meeting, subject to resignation, retirement, or re-election. The following table lists the CN directors as of the date hereof:

Name & Province or State and Country of Residence	Director Since	Current Principal Occupation	Principal Occupations held in the Preceding Five Years (if different from the current principal occupation)
Shauneen Bruder Ontario, Canada	April 25, 2017	Corporate Director Chair of the Board, CN	—
David Freeman Tennessee, U.S.	May 20, 2022	Corporate Director	—
Denise Gray Michigan, U.S.	April 27, 2021	Corporate Director	Director, External Affairs & Government Relations, North America, LG Energy Solution Michigan Inc. President, LG Energy Solution Michigan Inc., Tech Center
Justin M. Howell Washington, U.S.	April 27, 2021	Corporate Director	Senior Investment Manager, Cascade Asset Management Co.
Susan C. Jones Alberta, Canada	May 20, 2022	Corporate Director	—
Robert Knight Florida, U.S.	May 20, 2022	Corporate Director	—

2025 Annual Information Form

Michel Letellier Quebec, Canada	October 1, 2022	President and Chief Executive Officer, Innergex Renewable Energy Inc.	—
Margaret A. McKenzie Alberta, Canada	October 6, 2020	Corporate Director	—
Al Monaco Alberta, Canada	April 25, 2023	Corporate Director	President and Chief Executive Officer, Enbridge Inc.
Madeleine Paquin Quebec, Canada	October 29, 2025	Corporate Director	President and Chief Executive Officer of Logistec Corporation
Jo-ann dePass Olsovsky Texas, U.S.	October 27, 2021	Corporate Director	Executive Vice-President and Chief Information Officer, Salesforce.com, Inc.
Tracy Robinson Alberta, Canada Quebec, Canada	February 28, 2022	President and Chief Executive Officer, CN	Executive Vice-President, TC Energy Corporation President, Canadian Natural Gas Pipelines, TC Energy Corporation President, Coastal GasLink, TC Energy Corporation

Committee Membership

As of the date hereof, the membership of each committee of the Board of Directors is composed of the following directors:

Audit, Finance and Risk (AFR) Committee	Governance and Sustainability (GS) Committee	Human Resources and Compensation (HRC) Committee	Safety and Environment (SE) Committee
Robert Knight (chair) Shauneen Bruder David Freeman Susan C. Jones Michel Letellier Margaret A. McKenzie	Al Monaco (chair) Shauneen Bruder Denise Gray Justin M. Howell Michel Letellier	Jo-ann dePass Olsovsky (chair) Shauneen Bruder Denise Gray Justin M. Howell Robert Knight	Susan C. Jones (chair) Shauneen Bruder David Freeman Margaret A. McKenzie Al Monaco Jo-ann dePass Olsovsky

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

The following is a description of the education and experience of each member of the AFR Committee that is relevant to the performance of their responsibilities as a member of the committee:

Mr. Robert Knight, Chair of the AFR Committee since May 2, 2025, is a corporate director and the former Chief Financial Officer of Union Pacific Corporation, a position he held for 15 years before retiring in

2025 Annual Information Form

December 2019. For seven consecutive years, Mr. Knight was named to Institutional Investor magazine’s All-America Executive Team as the top CFO in all of transportation. During Mr. Knight’s 40-year tenure at Union Pacific Corporation, he held a variety of senior executive positions, including General Manager of the company’s energy and automotive business units. As a proven leader with extensive experience in finance, strategy and corporate governance, Mr. Knight also serves as a director and member of the compensation committee and of the governance committee at Schneider National, Inc., a U.S. transportation and logistics company, and as director and chair of the audit committee at Hyliion Holdings Corp., a provider of electrified powertrain solutions headquartered in Austin, Texas. He was previously a director at Carrix Corporation, a private transportation services company. Mr. Knight holds a Master of Business Administration degree from Southern Illinois University and a Bachelor of Arts from Kansas State University.

Ms. Shauneen Bruder is the Chair of the CN Board of Directors since May 20, 2022. In 2019, she retired as Executive Vice-President, Operations at the Royal Bank of Canada (RBC) where she was responsible for overseeing operations related to all personal and business clients in Canada. Prior to this role, she previously served for RBC as Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Bank, Inc. in North Carolina. Ms. Bruder is a former director and member of the audit, finance and risk committee of Andrew Peller Limited. She is also a member of the Institute of Corporate Directors and has obtained the Competent Boards Climate & Biodiversity Designation (CCB.D). Previously, she served as chair of the Board of Governors for the University of Guelph and as the chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. Ms. Bruder holds a Bachelor of Arts from the University of Guelph and an MBA from Queen’s University.

Mr. David Freeman is a corporate director and the former Executive Vice-President of Operations of BNSF Railway, where he also held various other senior-level positions with significant financial responsibilities over the course of his 19-year tenure at the company. He has held various directorship positions, and currently sits on the board of directors and is chair of the finance committee of Direct ChassisLink Inc. (a provider of marine and domestic container chassis to the U.S. intermodal industry), where he also sits on the operations committee. He also currently sits on the board of directors of the Orion Steel Companies (leading North American producer of engineered steel products for rail, energy, infrastructure and industrial end markets). In addition, he is a former board member and former chair of the human resources and governance committee of Loram Holdings, Inc. (a private company involved in the design, build and operations for various maintenance of way equipment and activities in the railroad industry). He holds a Bachelor of Science in Civil Engineering from Lehigh University.

Ms. Susan C. Jones is a corporate director having served on numerous public company boards and having held various leadership positions within public companies throughout her career in the energy, mining and agricultural sectors. She currently sits on the board of directors and on the audit committee as well as the human resources committee of TC Energy Corporation, an energy company listed on the TSX and on the NYSE. She previously sat on the board of directors of ARC Resources Ltd. (and its predecessor Seven Generations Energy Ltd.), and is a former director and member of the audit committee of Piedmont Lithium Inc. and Gibson Energy Inc. Prior to joining CN’s Board of Directors, Ms. Jones held various leadership roles at Nutrien Ltd., including most recently as Executive Vice-President and Chief Executive Officer of the Potash Business Unit until her retirement in 2019. Ms. Jones holds a Bachelor of Arts in Political Science and Hispanic Studies from the University of Victoria, as well as a Bachelor of Laws from the University of Ottawa. She also earned a Leadership Diploma from the University of Oxford and holds a Director Certificate from Harvard University.

Mr. Michel Letellier is the President and Chief Executive Officer of Montreal-headquartered Innergex Renewable Energy Inc. (Innergex), one of the largest Canadian renewable power producers with operations in Canada, the U.S., France and Chile. Mr. Letellier has extensive North American business experience and has been a driving force in the renewable energy industry with Innergex since 1997, including as Vice President and Chief Financial Officer from 2003 until 2007, and as President and Chief

2025 Annual Information Form

Executive Officer since 2007. He also served as Vice President and Chief Financial Officer of Innergex GP Inc. from 1997 to 2003, where he was responsible for the financial management of the affairs of Innergex GP Inc., Innergex, Limited Partnership and Innergex Power Income Fund. Previously, Mr. Letellier was responsible for the development and operation of hydroelectric projects for Boralex Inc., and prior to that, he spent two years as a member of the Corporate Finance group at Brault, Guy, O'Brien Inc. Mr. Letellier is an experienced director having served on public and private boards since 2012, including the Innergex board of directors, and the board of directors and audit committee of KP Tissue Inc. He holds a Bachelor of Commerce (Finance) degree from Université du Québec à Montréal and a Master of Business Administration degree from Université de Sherbrooke.

Ms. Margaret A. McKenzie is a corporate director with more than 30 years of experience in the energy sector, where she developed expertise in financial reporting, treasury, corporate finance and risk management. She currently serves as chair of the board of directors of PrairieSky Royalty Ltd., where she previously served as chair of the audit committee as well. She also currently sits on the board of directors of Spur Petroleum Ltd., a private energy company in Western Canada, and is the former Chief Financial Officer of Profico Energy Management Ltd., a position she held from 2000 to 2006. Ms. McKenzie is the founder and former Chief Financial Officer of Range Royalty Management Ltd., a position she held from 2006 to 2014. Ms. McKenzie holds a Bachelor of Commerce Degree (Accounting) from the University of Saskatchewan and obtained her designation as ICD.D with the Institute of Corporate Directors in 2013. She has also been a Chartered Professional Accountant (CPA, CA) since 1985 and received the designation of Fellow CPA in 2022.

Auditors’ Fees

KPMG LLP (KPMG) has served as auditors of CN since 1992. For the years ended December 31, 2025 and 2024, their fees for audit, audit-related, tax and other services provided to CN were the following:

Fees (1)	2025	2024
Audit	$3,458,000	$3,196,000
Audit-related	$1,362,000	$1,335,000
Tax	$1,022,000	$942,000
All Other	$—	$—
Total Fees	$5,842,000	$5,473,000

(1) Fees rounded to the nearest thousand.

Pursuant to the terms of its charter (attached as Schedule A of this AIF), the AFR Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The AFR Committee pre-approved all the services performed by CN’s independent auditors for audit-related and non-audit related services for the years ended December 31, 2025 and 2024. The nature of the services under each category is described hereinafter.

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

2025 Annual Information Form

All Other fees are for advisory services related to non-audit projects.

Non-Audit Services

The charter of the AFR Committee (attached as Schedule A to this AIF) provides that the AFR Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. The AFR Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the AFR Committee.

9.3         EXECUTIVE OFFICERS

The following table lists the CN executive officers as of the date hereof:

Name & Province or State and Country of Residence	Office held at CN	Principal Occupations held in the Preceding Five Years (if different from the current office held at CN)
Tracy Robinson Alberta, Canada Quebec, Canada	President and Chief Executive Officer	Executive Vice-President, TC Energy Corporation President, Canadian Natural Gas Pipelines, TC Energy Corporation President, Coastal GasLink, TC Energy Corporation
Ghislain Houle Quebec, Canada	Executive Vice-President and Chief Financial Officer	—
Janet Drysdale Quebec, Canada	Executive Vice-President and Chief Commercial Officer

Senior Vice-President and Chief Stakeholder Relations Officer, CN

Vice-President, Investor Relations & Sustainability, CN

Vice-President Financial Planning & Sustainability, CN

Vice-President Sustainability, CN

Vice-President Financial Planning, CN

Bhushan Ivaturi Alberta, Canada	Executive Vice-President and Chief Information and Technology Officer	Senior Vice-President and Chief Information Officer, Enbridge
Patrick Whitehead Quebec, Canada	Executive Vice-President and Chief Operating Officer

Executive Vice-President and Chief Network Operating Officer, CN

Senior Vice-President, Network Operations, CN

Vice-President, Eastern Region, CN

General Manager (Chicago), CN

Vice-President, Transportation, Norfolk Southern Railway

Olivier Chouc Quebec, Canada	Senior Vice-President and Chief Legal Officer	Vice-President, Law, CN

2025 Annual Information Form

Josée Girard Quebec, Canada	Senior Vice-President and Chief Human Resources Officer	Chief People and Purpose Officer, Ivanhoé Cambridge Executive Vice-President, Organizational Alignment and Human Resources, Ivanhoé Cambridge
Patrick Lortie Quebec, Canada	Senior Vice-President and Chief Strategy and Stakeholder Relations Officer	Senior Vice-President and Chief Strategy Officer, CN Partner & Global Transportation Practice Leader, Oliver Wyman Partner, Oliver Wyman

The executive officers are appointed by the Board of Directors and hold office until their successors are appointed subject to resignation, retirement or removal by the Board of Directors. As at January 22, 2026, the directors and the executive officers of the Company, as a group, beneficially owned, or exercised control or direction, directly or indirectly, over an aggregate of approximately 290.9 thousand common shares of the Company, representing approximately 0.05% of the outstanding common shares.

9.4          CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and based on information provided by the CN’s directors and executive officers, none of its directors or executive officers is or has been, in the last 10 years, a director, chief executive officer or chief financial officer of any company (including CN) that: (a) was subject to a cease trade or similar order or an order that denied such company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days, (each an Order) that was issued while such person was acting in the capacity of director, chief executive officer or chief financial officer of such company; or (b) was subject to an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

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

2025 Annual Information Form

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

KPMG is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of CN relating to the effectiveness of internal controls over financial reporting and relating to the audit of the 2025 Annual Consolidated Financial Statements and the related notes in conformity with U.S. GAAP.

KPMG confirmed with respect to CN that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ITEM 12	ADDITIONAL INFORMATION

Additional information regarding CN can be found on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in CN’s Annual Consolidated Financial Statements and MD&A for its most recently completed financial year. Additional information, including directors’ and officers’ remuneration and indebtedness and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular prepared in respect of its most recent annual meeting of shareholders held on May 2, 2025 (Circular). The Circular is available on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov through EDGAR, and on CN’s website at www.cn.ca.

2025 Annual Information Form

SCHEDULE A

CHARTER OF THE AUDIT, FINANCE AND RISK COMMITTEE

1.	PURPOSE

The purpose of the AFR Committee is to assist the Board in fulfilling its oversight responsibilities in relation to:

•	the integrity and quality of CN’s financial statements, financial reporting, systems of internal control and internal audit function;
•	the qualifications, independence and performance of CN’s auditor;
•	CN’s financing plans and programs relating to treasury operations, credit facilities and credit ratings, and financial risks and contingent exposures;
•	the funding of CN’s Pension Plans, the investment management performance of the CN Investment Division and the activities of the Pension Advisory Working Committee;
•	CN’s risk assessment and enterprise risk management process, policies and practices; and
•	any additional matters delegated to the AFR Committee by the Board.

2.	MEMBERSHIP

•	Number. The Board shall appoint a minimum of four directors to be members of the AFR Committee, one of whom shall be a member of the HRC Committee.
•	Independent Directors. Only independent directors, as determined by the Board and under Canadian and U.S. corporate governance standards, may be appointed. A member of the AFR Committee may not, other than in his or her capacity as a director or member of a Board committee and subject to the exceptions provided in Canadian and U.S. laws and regulations, accept directly or indirectly any fee from CN or any subsidiary of CN nor be an affiliated person of CN or any subsidiary of CN.
•	Qualifications. Each member must be “financially literate” and at least one member must be an “audit committee financial expert”, as determined by the Board.
•	Simultaneous Service. Because of the AFR Committee’s demanding role and responsibilities, the Board Chair, together with the GS Committee chair, shall review any invitation to the AFR Committee members to join the audit committee of another entity. Where a member of the AFR Committee simultaneously serves on the audit committee of more than three public companies, including CN, the Board shall determine whether such simultaneous service impairs the ability of such member to effectively serve on the AFR Committee and either requires a correction to the situation or discloses in CN’s Information Circular that there is no such impairment.

3.	MEETINGS

•	Meetings. The AFR Committee shall meet at least four times annually, or more frequently as circumstances dictate. Such meetings may be held by telephone or by any other means which enables all participants to communicate with each other simultaneously and as necessary.
•	Quorum. A quorum for the transaction of business at an AFR Committee meeting shall be a majority of the AFR Committee members.
•	Timing. The AFR Committee shall typically meet one day prior to CN’s Board meetings, or as otherwise required.
•	Meeting Without Management. Each AFR Committee meeting will include a portion without the presence of management.
•	Access to Outside Advisers. As appropriate, the AFR Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board Chair. The AFR Committee has the authority to independently make arrangements for the appropriate funding for payment of any advisors retained by it. The Board will make arrangements for the appropriate funding for all administrative expenses necessary or appropriate to allow the AFR Committee to carry out its duties.
•	Reporting. The AFR Committee shall report to the Board following each regularly scheduled meeting of the AFR Committee, or more frequently if circumstances warrant, on the AFR Committee’s activities.

2025 Annual Information Form

4.	RESPONSIBILITIES

The AFR Committee will be responsible for overseeing the performance of the following functions:

A.	AUDIT FUNCTIONS

•	Overseeing Financial Reporting. The AFR Committee shall monitor and review the quality and integrity of CN’s accounting and financial reporting process, which includes:

◦	monitoring the quality and integrity of CN’s accounting and financial reporting process through discussions with management, the external auditors and the internal auditors;
◦	reviewing with management and the external auditors and recommending for approval to the Board both the annual audited financial statements to be included in the annual report of CN and the quarterly consolidated financial statements of CN and accompanying information, including in each case CN’s MD&A disclosure and earnings press releases prior to their release, filing and distribution;
◦	reviewing with management and the external auditors and recommending for approval to the Board the annual audited financial statements of CN’s pension trust funds of CN’s Pension Plans ("Pension Trust Funds");
◦	reviewing the level and type of financial information provided, from time to time, to financial markets;
◦	reviewing and recommending for approval to the Board the financial information contained in the annual information form, prospectuses or other offering documents and other reports or documents, financial or otherwise, requiring Board approval;
◦	reviewing with the external auditors and management, the quality, appropriateness and disclosure of CN’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto, as well as any significant financial reporting issues and judgments made in connection with the preparation of financial statements, including without limitation (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between CN and the external auditors (including a disagreement, if any, with management and any audit problems or difficulties and management’s response);
◦	reviewing the external auditors’ reports on the annual consolidated financial statements and internal controls over financial reporting of CN and on the annual financial statements of CN’s Pension Trust Funds;
◦	reviewing the external auditors’ quarterly review engagement reports on the quarterly consolidated financial statements of CN;
◦	reviewing the compliance of management certification of financial reports with applicable legislation; and
◦	reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

•	Monitoring Internal Controls over Financial Reporting (“Internal Controls”). The AFR Committee shall monitor the integrity and quality of CN’s Internal Controls. This includes:

◦	receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and Internal Controls;
◦	reviewing CN’s compliance with applicable legal and regulatory requirements relating to Internal Controls;
◦	while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints received by CN regarding any matter that could pose a risk to CN’s business, including concerns regarding accounting or auditing matters; and
◦	requesting the performance of an audit of any specific risk or of Internal Controls, as required.

•	Monitoring Internal Auditors. The AFR Committee will monitor the performance of the internal auditors. This includes:

◦	ensuring that the chief internal auditor reports directly to the AFR Committee and recommending the appointment and termination of the chief internal auditor;
◦	regularly monitoring the internal audit function’s performance, responsibilities, staffing and resources;

2025 Annual Information Form

◦	approving at least annually the internal audit plan and monitoring the progress thereof on a regular basis; and
◦	ensuring that the internal auditors are accountable to the AFR Committee and to the Board.

•	Monitoring External Auditors. The external auditor is accountable to and reports directly to the AFR Committee. Accordingly, the AFR Committee will evaluate and be directly responsible for CN’s relationship with the external auditor. Specifically, this includes:

◦	recommending to the Board and CN’s shareholders the appointment and, if appropriate, the removal of external auditors for CN and CN’s Pension Trust Funds, evaluating and remunerating them, and monitoring their qualifications, performance and independence;
◦	approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors to CN or any of its subsidiaries, in accordance with applicable laws and regulations;
◦	approving all fees paid to the external auditors;
◦	reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;
◦	reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;
◦	reviewing hiring policies for employees or former employees of CN’s external auditors; and
◦	ensuring the rotation of lead, concurring and other audit partners, to the extent required by Canadian corporate governance standards and US corporate governance standards.

•	Communications with Auditors and Management. The AFR Committee has direct communication channels with the internal and external auditors to discuss and review specific issues, as appropriate. In addition, each must meet separately with the AFR Committee, without management, quarterly, and more frequently as required; the AFR Committee must also meet separately with management quarterly, and more frequently as required.

•	Communications with Investors. The AFR Committee shall oversee CN’s policies and procedures related to disclosure of financial and other material information to investors and the processes in place to ensure the information is accurate, complete and consistent with other public disclosures made by CN; the AFR Committee will ensure procedures in place for the review of CN’s disclosure of financial information extracted or derived from CN’s financial statements and periodically assessing the adequacy of those procedures.

B.	FINANCE MATTERS

•	Operating and Capital Plans. Following the Board’s annual approval of CN’s strategic and business plan, and overall capital allocation plan and shareholder distributions (including with respect to dividends and share repurchases), the AFR Committee shall monitor performance against CN’s annual operating plans, capital expenditures programs and capital allocation plans, including monitoring CN’s capital structure and cash flows, and the alignment of these plans to CN’s long-term strategy.

•	Financial Policy and Financings. The AFR Committee shall review and make recommendations to the Board relating to CN’s financial policies and financing plans, including:

◦	treasury operations such as the opportunity and parameters of debt and equity financings and the prepayment, redemption, repurchase or defeasance of any indebtedness;
◦	the use of financial derivatives and hedging activities;
◦	loans, guarantees of the credit of others, or other extensions of credit by CN; and
◦	significant additional voluntary pension contributions above current service cost and above any required special payments that would materially impact CN’s capital allocation plan, in each case that exceed any delegation of authority to management.

2025 Annual Information Form

•	Credit Ratings. The AFR Committee shall regularly review CN’s credit ratings and monitor CN’s activities relating to credit rating agencies.

•	Credit Facilities. The AFR Committee shall review CN’s credit facilities, including amendments thereto, and review compliance by CN with its financial covenants.

•	Significant Investments. The AFR Committee shall receive regular reports from management on the status and risks related to CN’s significant or strategic investments, such that the AFR Committee may monitor the execution of such investments against objectives and oversee any related risks.

C.	RISK MANAGEMENT

•	Risk Monitoring and Assessment. The AFR Committee shall oversee and monitor management’s assessment of CN’s major risk exposures, defined as exposures that have the potential to materially impact CN’s ability to meet or support its business objectives, and report to the Board on any significant risks. This includes reviewing:

◦	principal risks and their potential impact on CN’s ability to achieve its business and financial objectives, including, in coordination with the GS, HRC and SE Committees, any risks overseen by such Committees and the adequacy and effectiveness of applicable internal controls related to such risks;
◦	CN’s processes and policies for identifying, assessing and managing risks, including CN’s insurance coverage, to satisfy itself as to the effective risk management of all risks to CN’s business;
◦	management’s oversight of matters relating to non-operating information technology, cyber security or data governance affecting CN and CN’s information technology systems;
◦	CN’s business continuity plans and disaster recovery plans; and any litigation, claim or other contingency, any investigations and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of CN.

•	Enterprise Risk Management. The AFR Committee shall be responsible for the overall oversight of CN’s enterprise risk management program and the work carried out by management in this regard. This shall include the review of regular enterprise risk management reports prepared by management. The AFR Committee shall review and discuss with management all key enterprise risk exposures (with the exception of risks for which another committee has been delegated responsibility for by the AFR Committee or the Board) and the steps management has taken to monitor/control and mitigate those exposures.The AFR Committee shall be informed of any risk reports relating to specific risks which fall within the mandate of, or have been delegated to, other Board committees, enabling the AFR Committee to have a holistic view of all risks faced by CN. The AFR Committee shall periodically report to the Board on any significant risks or other matters identified in the enterprise risk management reports it receives and on any major issues arising with respect to the management of those risks.

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

•	Delegation to Other Board Committees. The AFR Committee shall have the authority to delegate to other committees of the Board the responsibility for oversight of specific risks that fall within such committee’s mandate and receive periodic reports from any such committee on the management of those risks. The AFR Committee is made aware of the work of other committees through regular reporting such that it can have a holistic view of all risks the Company faces, including their potential interplay and/or cumulative effect on CN's business and strategy.

•	Fraud Control. The AFR Committee shall oversee CN’s anti-fraud programs and controls, including its policies and procedures over fraud risk assessments and fraud risk management.

2025 Annual Information Form

D.	DELEGATION OF AUTHORITY

•	The AFR Committee shall review and recommend for approval CN’s Standing Resolutions on Delegation of Authority, including the delegation of authority to approve financing transactions and other matters.

E.	PENSION AND INVESTMENT

•	Pension Plan Funding. The AFR Committee shall oversee and review the funding and investment management of CN’s Pension Plans. In this regard, the AFR Committee shall:

◦	approve CN’s overall pension risk management strategy and report thereon to the Board;
◦	approve all of CN’s Pension Trust Funds investments made in any one real estate property, resource property, the shares or debt of any single corporation not listed on a prescribed stock exchange as defined in the Income Tax Act (Canada), or any investment in a single externally managed fund in any asset class with a non-redeemable investment term averaging more than five years, including real estate, oil and gas, private equities, private debt, infrastructure, and absolute return, for which the aggregate investment exceeds CAD $150,000,000 (or the equivalent thereof), except when the loan or interest is by way of a first mortgage. Debt securities included in standard investment-grade Canadian bond indices are excluded from this requirement;
◦	review and recommend to the Board changes to the Statement of Investment Policies and Procedures and Derivative Policy for CN’s Pension Trust Funds for approval, including the investment beliefs and principles that are to underly investment decisions to ensure alignment with CN’s overall values and risk tolerance; and
◦	review and recommend to the Board actuarial valuations and funding of CN’s Pension Plans.

•	Pension Advisory Working Committee

◦	review and recommend to the Board the governance structure of the management Pension Advisory Working Committee; and
◦	appoint members of the management Pension Advisory Working Committee and its Chair.

•	Investment Division. Oversee, through the Pension Advisory Working Committee, the Investment Division performance on investment of assets of CN’s Pension Trust Funds in accordance with the Statement of Investment Policies and Procedures approved by the Board, as well as the funded status of CN’s Pension Plans more broadly.

5.	EVALUATION OF THE AFR COMMITTEE

•	Review. The AFR Committee will review and assess its mandate annually or otherwise as it deems appropriate and shall report to the Board regularly on its deliberations and annually on the adequacy of its mandate.

•	Assessment. At least annually, the AFR Committee will review its effectiveness in fulfilling its responsibilities and duties as set out in its mandate.

6.	GENERAL

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

2025 Annual Information Form

SCHEDULE B

GLOSSARY OF DEFINED TERMS

Certain terms used in this Annual Information Form are defined below:

AFR Committee: the Audit, Finance and Risk Committee

AIF: the Annual Information Form

BLE: Bessemer & Lake Erie Railroad Company

Board of Directors: the Board of Directors of the Company

CBP: the U.S. Customs and Border Protection

CBSA: the Canada Border Services Agency

CDOR: the Canadian Dollar Offered Rate

CIRB: the Canadian Industrial Relations Board

Circular: the Company’s Management Information Circular prepared in respect of its most recent annual meeting of shareholders held on May 2, 2025

CN,Company, we or us: the Canadian National Railway Company

CNTL: Canadian National Transportation Limited, a wholly-owned subsidiary of the Company common shares: the outstanding common shares of CN

CORRA: the Canadian Overnight Repo Rate Average

CTA: the Canadian Transportation Agency

DBRS: DBRS Morningstar

DHS: the U.S. Department of Homeland Security

Financial Statements: CN’s 2025 Annual Consolidated Financial Statements

FRA: the Federal Railroad Administration

GAAP: the United States generally accepted accounting principles

GS Committee: the Governance and Sustainability Committee

GTW: Grand Trunk Western Railroad Company

HRC Committee: the Human Resources and Compensation Committee

IANR: the Iowa Northern Railway Company

IBEW: the International Brotherhood of Electric Worker

ICC: Illinois Central Corporation

Innergex: Innergex Renewable Energy Inc.

Internal Controls: Monitoring Internal Controls over Financial Reporting

IRAP: Indigenous Reconciliation Action Plan

KPMG: KPMG LLP

LIBOR: the London Interbank Offered Rate

MD&A: the Company’s Management’s Discussion and Analysis

Minister: the Minister of Transport

Moody’s: Moody’s Investors Service

NCCC: National Carriers Conference Committee

NCIB: the Normal Course Issuer Bid

NYSE: the New York Stock Exchange

Order: a cease trade or similar order or an order that denied a company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days

PCD: Pittsburgh and Conneaut Dock Company

Pension Trust Funds: CN pension trust funds of CN Pension Plans

PHMSA: the Pipeline and Hazardous Materials Safety Administration

RBC: the Royal Bank of Canada

RLA: Railway Labor Act

RSA: the Railway Safety Act

RTMs: Revenue ton miles

S&P: S&P Global Ratings Canada

SE Committee: the Safety and Environment Committee

SEC: the U.S. Securities and Exchange Commission

share ownership constraint: no person, together with their associates, shall hold, beneficially own or control, directly or indirectly, more than 25% of the issued and outstanding voting shares of the Company, as provided in CN’s Articles

SOFR: the Secured Overnight Financing Rate

STB: the U.S. Surface Transportation Board

Suppliers: the Company’s suppliers, agents, consultants and other third parties and business partners, and their respective employees, directors and officers, collectively

TC: Transport Canada

TCRC: the Teamsters Canada Rail Conference

TDGA: the Transportation of Dangerous Goods Act

TSA: the Transportation Security Administration

TSX: the Toronto Stock Exchange

U.S.: the United States

USW: the United Steel Workers Union

WC: Wisconsin Central Ltd.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN NATIONAL RAILWAY COMPANY

/s/ Olivier Chouc
Name:	Olivier Chouc
Title:	Senior Vice-President and Chief Legal Officer
Date:	February 4, 2026

EXHIBIT INDEX

Exhibit No.	Description

97	Canadian National Railway Company Financial Statement Compensation Recoupment Policy

99.1	Management's Discussion and Analysis for the year ended December 31, 2025*

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2025*

99.3	Consent of KPMG LLP

99.4	CEO Section 302 Certification

99.5	CFO Section 302 Certification

99.6	CEO and CFO Section 906 Certification

101	Interactive Data File (formatted as Inline XBRL)*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Incorporated by reference from the Registrant’s Form 6-K dated February 4, 2026.